Form 20-F
period 2001-04-30
REG TECHNOLOGIES INC
filed 2001-09-17
CIK 925541

United States Securities and Exchange Commission
                             Washington, D.C. 20549
                ________________________________________________

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number  0-24342
                                                 -------

                             REG TECHNOLOGIES, INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                            ------------------------
                 (Jurisdiction of incorporation or organization)

                           185 - 10751 SHELLBRIDGE WAY
                   RICHMOND, BRITISH COLUMBIA V6X 2W8, CANADA
                   ------------------------------------------
                    (Address of principal executive offices)

           Securities registered pursuant to Section 12(g) of the Act:
                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                      NONE

     Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

           Title  of  Each  Class             Outstanding at April 30, 2001
           ----------------------             -----------------------------
        Common Shares, no par value                    16,578,371
     Preferred Shares, $1.00 par value                    none
           Class A, no par value                          none

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes       No  X
                                     ---      ---

     Indicate by check mark which financial statement the registrant has elected to follow.

                             Item 17. X  Item 18.
                                      -          ---

TABLE  OF  CONTENTS
Forward-Looking  Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Foreign Private Issuer Status and Currencies and Exchange Rates . . . . . . . . . . . .5
PART  I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
   ITEM  1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . . . . . . . . . 5
   ITEM  2.    OFFER  AND  STATISTICS  AND  EXPECTED  TIMETABLE . . . . . . . . . . . .6
   ITEM  3.    KEY  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .6
     A.     SELECTED  FINANCIAL  DATA . . . . . . . . . . . . . . . . . . . . . . . . .6
     B.     CAPITALIZATION  AND  INDEBTEDNESS . . . . . . . . . . . . . . . . . . . . .7
     C.     REASON  FOR  THE  OFFER  AND  USE  OF  PROCEEDS . . . . . . . . . . . . . .7
     D.     RISK  FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
   ITEM  4.    INFORMATION  ON  THE  COMPANY . . . . . . . . . . . . . . . . . . . . .11
     A.     HISTORY  AND  DEVELOPMENT . . . . . . . . . . . . . . . . . . . . . . . . 11
     B.     BUSINESS  OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
     C.     ORGANIZATIONAL  STRUCTURE . . . . . . . . . . . . . . . . . . . . . . . . 23
     D.     PROPERTY,  PLANT  AND  EQUIPMENT . . . . . . . . . . . . . . . . . . . . .24
   ITEM  5.    OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS . . . . . . . . . . .24
     A.     OPERATING  RESULTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
     B.     LIQUIDITY  AND  CAPITAL  RESOURCES . . . . . . . . . . . . . . . . . . . .27
     C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC. . . . . . . . .28
     D.     TREND  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
   ITEM  6.    DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES . . . . . . . . . . . . 29
     A.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES . . . . . . . . . . . . . .29
     B.     COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     C.     BOARD  PRACTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
     D.     EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
     E.     SHARE  OWNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
   ITEM  7.    MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS . . . . . . . . 33
     A.     Major  Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     B.     Related  Party  Transactions. . . . . . . . . . . . . . . . . . . . . . . 33
     C.     Interests  of  Experts  and  Counsel. . . . . . . . . . . . . . . . . . . 34
   ITEM  8.    FINANCIAL  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . 34
     A.     Consolidated  Statements  and  Other  Financial  Information . . . . . . .34
     B.     Significant  Changes . . . . . . . . . . . . . . . . . . . . . . . . . . .35
   ITEM  9.    THE  OFFER  AND  LISTING . . . . . . . . . . . . . . . . . . . . . . . 35
   ITEM  10.   ADDITIONAL  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .35
     A.     Share  Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35
     B.     Memorandum  and  Articles  of  Association . . . . . . . . . . . . . . . .36
     C.     Material  Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
     D.     Exchange  Controls. . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
     E.     Taxation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
     F.     Dividends  and  Paying  Agents . . . . . . . . . . . . . . . . . . . . . .37
     G.     Statement  by  Experts. . . . . . . . . . . . . . . . . . . . . . . . . . 37
     H.     Documents  on  Display. . . . . . . . . . . . . . . . . . . . . . . . . . 37
     I.     Subsidiary  Information. . . . . . . . . . . . . . . . . . . . . . . . . .37
   ITEM  11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . 37
   ITEM  12.   DESCRIPTION OF SECURITIES OTHER  THAN  EQUITY SECURITIES . . . . . . . 38
PART  II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . 38
   ITEM  13.   DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELIQUENCIES . . . . . . . . . . 38
   ITEM  14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
   PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . 38
     A.     Material  Modifications  to  the  Rights  of  Security  Holders . . . . . 38
     B.     Use  of  Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .38
   ITEM  15.   [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38


   ITEM  16.   [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
PART  III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . .38
   ITEM  17.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 38
   ITEM  18.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . 38
   ITEM  19.   EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
SIGNATURE  PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . .40

Forward-Looking  Statements

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These  forward-looking  statements  address,  among  others,  such  issues  as:
     -    future  prices  of  and  demand  for  our  products,
     -    future  earnings  and  cash  flow,
     -    future  plans  and  capital  expenditures,
     -    expansion  and  other  development  trends  of  the  engine  industry,
     -    expansion  and  growth  of  our  business  and  operations,  and
     -    our  prospective  operational  and  financial  information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances.

However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

     -    fluctuations  in  prices  of  our  products,
     -    potential  acquisitions  and  other  business  opportunities,
     -    general  economic,  market  and  business  conditions,  and
     -    other  risks  and  factors  beyond  our  control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

     This 20-F annual report, including all exhibits, consists of 62 pages.
                   The Exhibit Index is displayed on page 41.


Foreign Private Issuer Status and Currencies and Exchange Rates

Foreign  Private  Issuer  Status:

Reg Technologies, Inc., (hereinafter referred to as the "Company", or "we", "it", "our" or such other context as may be applicable), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents, our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currencies  and  Exchange  Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.5360 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2001. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 12, 2001, the Noon Buying Rate was CDN$ 1.5656 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

    Year          Average            Low/High           April  30
    -------------------------------------------------------------

    2001          1.5113           1.4639/1.5790         1.5360
    2000          1.4634           1.4977/1.4475         1.4789
    1999          1.5088           1.5465/1.4305         1.4565
    1998          1.4056           1.4451/1.3795         1.4310
    1997          1.3641           1.3982/1.3375         1.3976
    1996          1.3616           1.3782/1.3445         1.3621


PART  I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

Not applicable, but see "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management".

ITEM  2.     OFFER  AND  STATISTICS  AND  EXPECTED  TIMETABLE

Not  applicable.

ITEM  3.     KEY  INFORMATION

A.             SELECTED  FINANCIAL  DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2001 and 2000, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2001 and 2000 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 12 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2001, US$1.00 was equal to approximately C$1.5360. The exchange rates for the past five fiscal years ended April 30, are presented in the introduction to this registration statement.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

                                       Fiscal Years Ended April 30

                                              2001         2000        1999         1998        1997
                                           -----------  ----------  -----------  ----------  -----------
Net sales or operating revenues                     -            -           -            -           -
Income (loss) from operations              (1,631,759)     148,090    (929,866)     306,701    (637,934)
Income (loss) from continuing operations   (1,631,759)     148,090    (929,866)     306,701    (637,934)
Net income (loss)                          (1,631,759)     148,090    (929,866)     306,701    (637,934)
Net income (loss) from operations per           (0.10)        0.01       (0.06)         .02       (0.04)
share
Income (loss) from continuing operations        (0.10)        0.01       (0.06          .02       (0.04)
per share
Total assets                                  262,443      910,337     890,170      924,052     348,417
Net assets                                 (1,085,587)     266,873      95,965      331,427    (325,174)
Capital stock (excluding long term debt    10,392,920   10,142,920  10,142,920    9,448,516   9,098,616
and redeemable preferred stock)
Number of shares as adjusted to reflect    16,578,371   16,078,371  16,078,371   14,999,782  14,393,782
changes in capital
Dividends per share                                 -            -           -            -           -
Diluted net income per share                        -            -           -            -           -

Reference  is  made  to  "Item  4.  Information  on  the  Company"  and "Item 5.
"Operating and Financial Review and Prospects" for a description of the initiation and progression of our activities since incorporation.

B.             CAPITALIZATION  AND  INDEBTEDNESS

Not  applicable.

C.             REASON  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  applicable.

D.             RISK  FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment You should carefully consider the following risks and the other information in this Report and our other filings with the SEC before you decide to invest in us or to maintain or increase your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not now known to us or that we think are immaterial may also adversely impact and impair our business. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Development Stage Enterprise. We are a development stage enterprise and is subject to all of the attendant business risks associated with a development stage enterprise, including constraints on financial and personnel resources, lack of established credit facilities, and uncertainties regarding product development and future revenues. We will continue to be subject to all the risks attendant to a development stage enterprise for the foreseeable future, including competition, complications and setbacks in the development program, and the need for additional capital.

We have reported losses in each year since its inception. At April 30, 2001, we had an accumulated deficit of ($11,530,624) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

Although we anticipate receiving future revenues from the sales of engines or the licensing of our technology or pursuant to a joint venture, we have received minimal revenues in preparation for licensing or joint venture activities, and there are no assurances that significant revenues will be derived from this activity in the future. We have received no revenues from sales of any of the products under development. There can be no assurance as to when or if we will be able to develop significant sources of revenue or whether our operations will become profitable, even if we are able to commercialize any product. See "Operating and Financial Review and Prospects," and Notes to Financial Statements.

Ability to develop product. We have no assurance at this time that a commercially feasible design will ever be perfected, or if it is, that it will become profitable. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RC/DC Engine which we are developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

Additional Financing will be Required. Our expectations as to the amount of funds needed for development and the timing of the need for these funds is based on our current operating plan, which can change as a result of many factors, and we could require additional funding sooner than anticipated. Our cash needs may vary materially from those now planned because of results of development or changes in the focus and direction of our development program, competitive and technological advances, results of laboratory and field testing, requirements of regulatory agencies and other factors.

We have no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue our development and operations. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our shareholders. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds on unattractive terms. Our inability to raise capital would have a material adverse effect on us.

Significant Losses for the Foreseeable Future. We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Product/Market Acceptance. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RC/DC Engine and the AVFCS which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 70 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine or the AFVCS.

No Formal Market Survey. We have not conducted a formal market survey but statistics available on the aircraft, marine and industrial markets alone indicate an annual market potential of more than one hundred million dollars.

Lack Of Experience To Manufacture Or Market Product. Assuming we are successful in developing the Rand Cam products, we presently have no proven ability either to manufacture or market the engine. There is no assurance that we will be able to profitably manufacture and market engines.

Going Concern Disclosure In Independent Auditor's Report. The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a "going concern" qualification, indicating that ourb losses and deficits in working capital and shareholders' equity raise substantial doubt about our ability to continue as a going concern. See " Operating and Financial Review and Prospects" and Notes to Financial Statements.

Our Dependence on Skilled Personnel. We are dependent on certain members of our management and engineering staff, the loss of services of one or more of whom could adversely affect our business. In particular, we depend on the abilities and continued participation of Pat Badgley and other key personnel who have been instrumental in bringing the Rand Cam engine to its present state of development. The loss of any of these key individuals could hamper the successful development of the engine. Our present officers and directors have other full-time positions or part-time employment unrelated to our business. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote time to other companies or projects which may compete directly or indirectly with us. We do not have "key man" life insurance on such officers and currently have no plans to obtain such insurance. See "Management". Our success also depends on our ability to attract and retain additional skilled employees.

Dependence on Consultants and Outside Manufacturing Facilities. Since our present plans do not provide for a significant technical staff or the establishment of manufacturing facilities, we will be primarily dependent on others to perform these functions and to pro-vide the requisite expertise and quality control. There is no assurance that such persons or institutions will be available when needed at affordable prices. It will likely cost more to have independent companies do research and manufacturing than for us to handle these re-sources.

Control by Current Insiders. 3,414,105 common shares, not including currently exercisable options or warrants, are owned by current insiders representing control of approximately 20.6% of the total voting power. Accordingly, the present insiders will likely continue to elect all of our directors and generally control our affairs.

Protection of Intellectual Property. Our business depends on the protection of our intellectual property and may suffer if we are unable to adequately protect our intellectual property. The success of our business depends on our ability to patent our engine. Currently, we have been granted several U.S. Patents. We cannot provide assurance that our patents will not be invalidated, circumvented or challenged, that the rights granted under the patents will give us competitive advantages or that our patent applications will be granted.

Product Errors. Engines such as the ones proposed by us and our related planned applications may contain errors or defects, especially when first introduced, or when new versions are released. Our products may not be free from errors after commercial release has occurred. Any errors that are discovered after such commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims. Any defects in these products could adversely affect the operation of and market for our products, reduce revenue, increase costs and damage our reputation.

Competition. While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new design and attempting to either license or produce them is nonetheless difficult because most existing engine producers are large, well financed companies which are very concerned about maintaining their market position. These companies possess greater technical resources and market recognition than us, and have management, financial and other resources not yet available to us. Existing engines are likely to be perceived by many customers as superior or more reliable than any new product until it has been in the marketplace for a period of time. There is no assurance that we will be able to compete effectively with these companies.

Market prices for our products may decline in the future. We anticipate that market prices for our main products may decline in the future due to increased competition. We expect significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. We also expect that there may be increases in promotional spending by companies in our industry which would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change. New technology or refinement of existing technology could render our Rand Cam products less attractive or obsolete. Our success depends in part upon its ability to anticipate changes in technology and industry standards and to successfully develop and introduce new and improved engines on a timely basis. There is no assurance that we will be able to do so.

Timing  of  new  product introductions and lack of market acceptance for our new products. Our future success may be dependent on the success of our products and services. The success of our business depends on a variety of factors, including:

  -  the  quality  and  reliability  of  our  products  and  services;
  - our ability to develop new products and services superior to that of our competitors;
  - our ability to establish licensing relationships and other strategic alliances;
  -  our  pricing  policies  and  the  pricing  policies  of  our  competitors;
  -  our  ability to introduce new products and services before our competitors;
  -  our  ability  to  successfully  advertise  our  products  and services; and
  -  general  economic  trends.

Volatility of The Over-the-Counter Bulletin Board ("OTC BB") or the Canadian Venture Exchange ("CDNX") may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB and/or the CDNX have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB and/or the CDNX without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, may continue to adversely affect the market price of the Common Stock.

Product liability. Product liability claims asserted against us in the future could hurt our business. If a customer suffers damage from our products, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. We currently do not carry product liability insurance. While we have not been sued on product liability grounds to date, a successful product liability or related claim brought against us could harm our business.

We do not expect to pay cash dividends. We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Potential lack of attractive investment targets. Continued volatility of stock prices on the OTC BB and the CDNX may have a material adverse effect on our ability to raise capital on the OTC BB or the CDNX or by private investment, and the price of our common stock could fluctuate substantially.

Other Factors. Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Conflict of Interest. Some of our current officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote its time to other companies or projects which may compete directly or indirectly with us.

ITEM  4.     INFORMATION  ON  THE  COMPANY

A.             HISTORY  AND  DEVELOPMENT

We were originally incorporated on October 6, 1982 as Reg Resources Corp. under a perpetual charter pursuant to the British Columbia Company Act by registration of our Memorandum and Articles. On February 23, 1993 we changed our name to Reg Technologies Inc. in order to better reflect our main area of business development. We did not consolidate our shares at the time our name was changed. Its authorized capital consists of 45,000,000 shares consisting of 30,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 30,000,000 common shares without par value, 16,578,371 shares were issued and outstanding as of April 30, 2001 and the same number of shares were issued and outstanding as of the date of this Form 20-F. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at #185 -10751 Shellbridge Way, Richmond, B.C., V6X 2W8, Canada, Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

We made our initial public offering of 500,000 Common Shares in July 1983 at a price of $0.50 per share to residents of British Columbia. Following the completion of that offering, our shares were listed on the Vancouver Stock Exchange (which is now the Canadian Venture Exchange).

We were initially involved in the mineral development and oil and gas business. The mineral development business produced no revenues from operations and the oil and gas business produced only limited revenues.

On May 23, 1986 we entered an agreement which was amended October 20, 1986 ("Initial Agreements") among ourself, Rand Cam-Engine Corp (a private company owned by James L. McCann, the inventor of the Rand Cam Engine) and James L. McCann. Under this agreement we acquired a 40% interest in a company to be formed, by paying $50,000 and agreeing to expend $200,000 on research and development pertaining to the Rand Cam Engine, which utilizes a new type of design for a rotary internal combustion engine.

The company to be formed referred to above was incorporated in November 1989, by registration of its Memorandum and Articles pursuant to the British Columbia Company Act as Rand Energy Group Inc. (REGI), which company would hold all the rights, agreements and patents to the Rand Cam Engine. We acquired 1,200,000 of the issued and outstanding shares of REGI while Rand Cam-Engine Corp. acquired 1,800,000 of the issued and outstanding shares.

The Initial Agreements were superseded by an "Energy Group Acquisition Agreement" dated March 28, 1990 and a "Share Purchase Agreement" dated March 28, 1990 whereby James L. McCann and Rand Cam- Engine Corp. agreed to transfer all rights, title and interest in and to the Rand Cam Engine to REGI for 1,800,000 common shares of REGI in consideration for certain covenants and warranties along with the $250,000 expended in accordance with the Initial Agreements. We were allotted 1,200,000 common shares of REGI.

These agreements resulted in us owning 40% of the issued and outstanding shares of Rand Technologies Inc., with the balance of 60% being owned by Rand Cam-Engine Corp. Pursuant to an amalgamation agreement between the shareholders of Rand Technologies Inc. and REGI, the two companies were amalgamated effective July 31, 1993. The amalgamated company is called Rand Energy Group Inc. and retains the same ownership structure.

Under an agreement dated April 27, 1993, between ourself, REGI, Rand Cam-Engine Corporation and James L. McCann (the "Agreement"), Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of REGI, representing a further 11% interest in REGI. In consideration for a controlling interest in REGI, we agreed to pay Rand Cam-Engine Corporation $50,000, issue 600,000 shares of our Common Stock (the "Purchase Price") and grant a participating royalty to a maximum amount of $10,000,000, ("Participating Royalty"). On July 14, commencing in 1995 and for each consecutive year thereafter, the Participating Royalty is to be paid in the form of instalments by us. A minimum of $50,000 per year must be paid by us to the Rand Cam-Engine Corporation. As part of the minimum payment, we are to pay to Rand Cam-Engine Corporation, 5% of any after-tax net profits receive by us from REGI.

Pursuant to the Agreement, we were and are to distribute the 600,000 Common Shares to Rand Cam-Engine Corporation as follows: (a) 100,000 shares upon receiving regulatory approval; (b) a further 100,000 shares within five days of receiving written approval of the then Vancouver Stock Exchange following the successful testing of the Alpha version of the Rand Cam/Direct Charge Engine, and an independent engineer's report recommending further expenditures be made. Regulatory approval was received on April 11, 1995 and the shares were issued
April  20,  1995  at  $1.69  per  share;

(c) a further 150,000 shares within five days after the latter of: receipt of written approval of the Vancouver Stock Exchange of an independent assessment report confirming that the Beta version of the RC/DC Engine has commercial or military applications; July 17, 1993; or the date the shares issued in (b) above;

(d) a final 250,000 shares within five days after written approval from the Vancouver Stock Exchange following the latter of: the signing of a contract to build and sell the RC/DC Engine or the execution of a License Agreement with an independent company; July 17, 1994; or the date the shares are issued in (c) above.

Under the terms of the Agreement, if any of the 600,000 shares to be issued as set out above remain unissued after ten years from the date of the Agreement, these shares will not be issued and we shall be relieved of any further obligations in respect to the issuance of these shares.

Pursuant to an agreement with Brian Cherry ("Cherry Agreement") dated July 30, 1992 , REGI was assigned all rights, title and interest in the Direct Charge Rotary Engine for all countries excluding the United States of America. Also under the Cherry Agreement, Sky Technologies Inc. (now called REGI U.S., Inc.) was assigned from Brian Cherry all right, title and interest in and to the Rand Cam/Direct Charge Rotary Engine for the United States.

REGI  U.S.,  INC.

REGI U.S., Inc. ("REGI U.S.") is a 52.5% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 20,000,000 common shares. As of April 30, 2001, a total of 10,221,735 shares are issued of which 5,257,900 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

Pursuant to an agreement dated July 30, 1992 and amendments thereto between Brian Cherry, Sky and ourself (the "Cherry Agreement"), we acquired and then assigned to Sky the U.S. technology rights to the Rand Cam/Direct Charge Rotary Engine (the "Rand Cam/Direct Charge Rotary Engine") from Brian Cherry. REGI will retain a 5% interest in the net profits from the United States rights. In consideration, Mr. Cherry received, subject to regulatory approval, 100,000 shares of the Company, and a 1% net profits interest in REGI U.S. Brian Cherry purchased 300,000 shares of Sky/REGI at US $0.01.

Our stock currently trades on the OTC BB under the symbol REGRF and on the Canadian Venture Exchange as RRE.V.

B.             BUSINESS  OVERVIEW

Nature  of  the  Company's  Operations
--------------------------------------

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge ("RC/DC") Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by RAND. A United States patent was issued for the RC/DC Engine on July 4, 1995, and assigned to us. Since no marketable product has yet been developed, we have not received any revenues from operations.

The  RC/DC  Engine  is  based  upon  the Original Engine patented in 1983. Brian
Cherry, a former officer and director of the Company, has done additional development work on the Original Engine which resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC\DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We are currently testing prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications.

Products
--------

Rand  Cam  Technology

The Rand Cam Engine incorporates an innovative mechanical approach offering certain advantages over the standard internal combustion engine. The standard reciprocating engine used in automobiles has a relatively small mechanical efficiency and fuel efficiency. One reason for this is the short stroke of the engine. The limited amount of time possible for the power-stroke leads to incomplete combustion. The inefficiency increases with the engine's speed because the time for combustion is correspondingly reduced. Since both exhaust and intake valves are open at the same time in the standard reciprocating engine, a portion of the air/fuel mixture is exhausted unburned. A large number of rotary engines have been designed or built in an attempt to overcome such problems with the piston engine. Many of these designs have inherent problems that have impeded their development or widespread acceptance. The Wankel engine, the only mass produced rotary internal combustion engine has suffered from rotor sealing problems in the past as well as fuel consumption levels higher than that of a piston engine of similar performance.

The Rand Cam Engine design attempts to overcome the inefficiencies of the standard reciprocating engine and is comprised of a rotor and a vane extending through the rotor and which can slide in a transverse direction while rotating with it. The vane has opposite ends extendable beyond the rotor. There is a stator with a hollow, cylindrical interior. The rotor is able to rotate within the interior of the stator. The stator has opposite side walls with circumferentially extending recesses in it. The recesses are shaped to receive the ends of the sliding vane in sealing contact. The recesses of the opposite walls are staggered, causing transverse reciprocation of the vane as the rotor is rotated. Air is compressed within the recesses and exhaust gases are purged from the recess ahead of the vane in the rotational direction of the vane. Air is taken into the recesses behind the vane in a direction opposite the direction of rotation and the air/fuel mixture is ignited within the recesses behind the vane to propel the rotor in the rotation direction.

The basic design of the Rand Cam overcomes many of the problems associated with conventional piston engines and many other rotary engines. For example, the bore/stroke ratio is large, which increases the fuel burning time and the amount of power such fuel can produce. Valve overlap is completely eliminated and all of the exhaust gases are vented. Ignition starts after the power stroke begins, so that expanded gases produce work energy instead of heat. The mean effective pressure is substantially increased over that of a piston engine. Moreover, a large crank arm can be provided, increasing the efficiency of the engine.

The Rand Cam/Direct Charge Engine is based on the Rand Cam Engine but incorporates a number of significant improvements over the basic Rand Cam Engine. The Rand Cam/Direct Charge Engine offers a number of unique features and competitive advantages. The engine is naturally balanced, with no reciprocating parts and therefore needs no heavy counter-weights or large drive shaft bearings. The engine is mechanically simple with only the vanes and rotor as moving parts. Since there are no secondary forces present, the engine produces a very small level of vibrations. The engine is smaller and more compact than the standard reciprocating engine. Development is aimed at an engine with 1/6 the weight of the existing piston engine. In the Wankel Rotary Engine, there is only one power impulse per shaft revolution. In the four stroke reciprocating engine there is one power impulse for two crank revolutions. The Rand Cam/Direct Charge Engine provides multiple power impulses per revolution of the rotor. The current prototype has twenty-four power impulses per revolution.

The design of the Rand Cam Engine is such that it can be operated as a compressor where power is supplied by an outside source and the engine mechanism compresses a working fluid (air or a refrigerant) to produce a desired effect, and also as a pump.

Rand  Cam  Cold  Turbine  Engine

On March 13, 2001, we announced that analysis has been completed on a RAND CAM COLD TURBINE ENGINE to generate 1000 horsepower at 1800 rpm for the electrical power generation market. Preliminary drawings of this engine have been completed. A presentation has been prepared to visually demonstrate the technology so that we can generate interest and obtain funding to build and test this new engine. A dry run of the presentation was presented to a representative of one of the largest engine manufacturers in North America and the representative is assisting in setting up a presentation for its top management. Two additional presentations have been made to the management of this engine manufacturing company and the product is being reviewed by its engineering department. This presentation will be "taken on the road" and shown to additional major engine manufacturers and end users such as utility companies to solicit interest. Summarizing the presentation, the RAND CAM COLD TURBINE ENGINE compared to the best available MICROTURBINE ENGINE, has 32 percent better efficiency and generates 91 percent more power from the same airflow while retaining all of the emissions advantages of the MICROTURBINE ENGINE.

An analysis has been completed to show the potential of the RAND CAM COLD TURBINE ENGINE in aircraft application at the 400 horsepower output level so that we can work with several groups that have expressed interest in the Rand Cam Engine at this rating for aircraft and marine markets.
Gasoline  and  Diesel  Engine

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

By News Release dated June 21, 1999 we announced that The Rand Cam (TM) rotary diesel aircraft project (1998 NASA SBIR Phase I contract) was completed and the final report was delivered to NASA on schedule. Patrick Badgley, our Vice President and the senior engineer for the Rand Cam (TM) diesel aircraft project, reported that under his direction, the 125 horsepower diesel engine successfully completed a short test run on diesel fuel ignited by compression ignition. Mr. Badgley was directly involved with Global Aircraft in Starkville, Mississippi in training its personnel on the assembly and testing of the engine and he also assisted in the design of several important modifications.

Also on June 21, 1999, we announced that the 250 horsepower engine design for aircraft operation was completed using our new "winged rotor" concept that greatly enhanced internal sealing and eliminates numerous separate components. The proposal for a Phase II program for $600,000 to design, fabricate and test a 250 horsepower Rand Cam (TM) engine was completed and submitted to NASA for their approval for funding. The approval for funding was subsequently unsuccessful.

Motor  Scooter  Project

The motor scooter project was successfully tested by Paul LaMarche, our engineer in Detroit, Michigan. Additional testing this year is proposed to prove the concept to potential interested customers.

The RC\DC Scooter Engine was successfully test fired on the new ignition system which was designed by our engineering team. The system fired in all chambers on both sides. The positive aspect of this test is that the ignition system is capable of operating at the demanding rate of the sixteen combustions per revolution versus the eight combustions for two revolutions on the existing piston engine used today.

The RC\DC Scooter engine will be a light weight, smooth and quiet running motor and very inexpensive to maintain and manufacture. Also, the RC\DC Scooter Engine prototype required equipment has been fabricated and acquired. The RC\DC Scooter Engine will weigh approximately 15-20 pounds and generate 20 HP. We have received inquiries from manufacturers regarding the possibility of including the Motor Scooter Engine in lightweight and inexpensive vehicles. There is no assurance, however, that we will enter into an agreement with anyone to manufacture the Motor Scooter engine.

Compressor

We contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing is to be conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses, which has agreed to jointly develop and manufacture the working model compressor. The prototype compressor was delivered to Trans/Air in January 2001 and is presently awaiting testing in a bus.

A special 3.2 SCFM air compressor has been designed for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared. This compressor is of virtually all plastic construction.

On June 28, 2001 we announced that the air pump for the fuel cell had been assembled and testing had commenced. The air pump was designed for the 1 KW fuel cell and is to be further tested by a potential customer at its facilities. Reg Technologies, Inc. also has agreed to build a Rand Cam compressor for several applications in the air, hydrogen and natural gas compressor requirements for fuel cell applications.

Air  Pump

On September 21, 2000 we announced that Paul LaMarche, a director and Vice President of Engineering, completed a series of feasibility tests on the Rand Cam air pump for the Lumbar seat application in automobiles. The Rand Cam air pump was tested without lubrication and filled the lumbar chamber in less than four (4) seconds, which is less than required by the specifications, at only 6,600 rpm. Additional prototype air pumps are required for a potential customer.

On January 11, 2001, we announced that American Components, a division of EPI, on the Rand Cam Air Pump, completed successful test results for the Lumbar sear application. The Pumps were installed on the American Component test stand and checked for continuous air pressure and volumetric outputs in comparison to the Mexican-built air pumps used for the Lumbar seat support systems. These tests delivered air pressure of 3.5 PSI and air volumes of 13.2 Cu. Ft. per minute, which exceeded the required specifications.

The licensing negotiations with Moldrite are still ongoing. As at the date of this 10-KSB, as soon as we can provide Moldrite with a further prototype, they will perform an economic cost analysis to determine the cost of production.

Oil  Pump  Project

The major advantages of the Rand Cam design are the small size, ability to have multiple pressures in one pump and being able to turn off one half of the pump when a predetermined RPM has been achieved to save on fuel consumption.

Hydraulic  Pump

A special 2.5 GPM pump has been designed and fabricated for use in a hydrostatic transmission for the lawn and garden market. The pump includes an integrated 12 Volt drive motor. This pump incorporates the same new technologies used in the air conditioning compressor including the winged rotor and multi-piece vanes. The pump is designed for very low cost and is of all plastic construction. Production pricing has been obtained and we are very competitive according to our customer. This specific application for which this pump was designed has been temporarily put on hold.

Residential  Cold  Turbine  Generator

On July 12, 2001, we announced that Patrick Badgley, a director and Vice President, has completed a proposal to build a residential Cold Turbine Rand Cam(TM) generator. The self-contained residential power plant will be capable of providing 100% of the power needs of a modern luxury residence and would run on natural gas, propane or diesel fuel. The 25kW Rand Cam(TM) power plant would run at 3600 rpm, be extremely quiet, only 18 inches in overall diameter and would weigh 110 lbs. We are currently seeking a potential joint venture partner to finance this project

Hydrogen  Separator

We purchased the rights to the H2O Hydrogen Separator Technology consisting of a hydrogen separator based, which is a unique system for extracting hydrogen from water. We own a 50% interest in the U.S. rights and Reg Technologies, Inc. owns 50% of the worldwide rights excluding the U.S. rights to the Hydrogen Separator Technology which is owned by REGI U.S., Inc.

In consideration for a 50% interest for the rights to the Hydrogen Separator Technology Reg Technologies, Inc. ("Reg") agrees that we shall apply for a patent in the U.S. for the Hydrogen Separator Technology at Reg's expense; and Reg agrees to build a prototype of the Hydrogen Separator Technology as designed by GHM, Inc.

We also have an option to purchase an additional 50% interest in the Hydrogen Separator Technology for US$15,000,000 for a combination of cash and shares and will assign a 5% net revenue interest to GHM, Inc. Reg has commenced construction of a prototype and will conduct a preliminary in-house test to confirm that the Hydrogen Separator Technology can economically convert water into hydrogen and oxygen.

Progress  Report  from  May  1,  2000  to  April  30,  2001

A series of feasibility tests by Paul LaMarche on the Rand Cam air pump for the Lumbar seat application in automobiles was completed and announced in September, 2000. The Rand Cam air pump was tested without lubrication and filled the lumbar chamber in less than four (4) seconds which is less than required by the specifications at only 6,600 rpm. Production costs and manufacturing techniques are now underway and complete tests for the air pump are to be certified with an independent testing lab on behalf of a designated licensee initiating certification for a series of pre committed automotive customers for the lumbar seat actuators.

The Rand Cam Canadian Patent No. 2,208,873 has been issued. The term of this patent is for 20 years from the date of application on December 12, 1995 (see
Item 1. "Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, Labor Contracts, Including Duration").

We entered into a 5-year license agreement with Coltec, Inc. wherein the Company and Coltec have jointly agreed to participate in government sponsored research and development programs utilizing our proprietary Rand Cam(TM) technology.

Reg Technologies, Inc. entered into an agreement with GHM, Inc., a private company located in Maryland, to jointly purchase the rights to the H2O Hydrogen Separator Technology consisting of a hydrogen separator based on a unique system for extracting hydrogen from water. We will own a 50% interest to the technology excluding the U.S. rights and REGI U.S., Inc. will own a 50% interest in the U.S. rights to the H20 Hydrogen Separator Technology.

The patent for the European Axial Vane Rotary device and sealing system have been granted on January 10th, 2001 under number 0746071. The Rand Cam(TM) technology relates to rotary devices of the axial vane type. This new Rand Cam(TM) design is vastly improved over the existing Rand Cam(TM) Engine as it eliminates the transfer problems between the rotor and stator and no spark plug is required after start-up. The design incorporates eight or more vanes resulting in sixteen power impulses per revolution versus the original Rand Cam(TM) Engine Patent that only incorporated two vanes resulting in four power impulses.

We announced on April 18, 2001 that Robert Walter has been appointed Vice President of the "Generation of Hydrogen" patent application project, which was recently acquired by Reg Technologies and REGI U.S., Inc. from the inventor, Dr. George Magaha.

On June 28, 2001 Reg Technologies, Inc. reported that the air pump for the fuel cell has been assembled and testing has commenced. The air pump was designed for the 1KW fuel cell and is to be further tested by a potential customer at their facilities. Reg Technologies, Inc. also has agreed to build a Rand Cam(TM) compressor for several applications in the air, hydrogen and natural gas compressor requirements for fuel cell applications

The  Industry
-------------

We initially targeted market was the smaller engine application (under 20 horsepower) segment. This includes such applications as lawnmowers, lawn tractors, weed eaters, tillers, shredders, chainsaws, electrical generators, pumps, heatpumps and tampers. Our management believes that many of these small engine applications could benefit by the expected size, weight, reduced vibration, cost and power density advantages of the Rand Cam Rotary Engines.

Possible military applications include smaller electrical generator sites, water pumps and a small diesel engine 5-10 HP for drones or remote piloted vehicles. We plan to address the electrical power generation market through solicitation of military research and development funding.

The use of the basic engine technology in air conditioning compressors appears to hold significant potential for mass market applications.

Another application is the air pump being developed for a large fuel company which could hold the potential for significant volume sales if it proves to be a viable alternative to existing pumps currently used in fuel cell applications.


Description  of  the  Markets  in  Which  the  Company  Competes
----------------------------------------------------------------

We currently face and will continue to face competition in the future from established companies engaged in the business of developing, manufacturing and marketing engines and other products. While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new design and attempting to either license or produce them is nonetheless difficult because most existing engine producers are large, well financed companies which are very concerned about maintaining their market position. Such competitors are already well established in the market and have substantially greater resources than us. Internal combustion engines are produced by automobile manufacturers, marine engine manufacturers, heavy equipment manufacturers and specialty aircraft and industrial engine manufacturers. We expect that our engine would be used mainly in industrial and marine applications.

Except for the Wankel rotary engine built by Mazda of Japan, no competitor, that we are aware of, presently produces in a commercial quantity any rotary engine similar to the engines we are developing. The Wankel rotary engine is similar only in that it is a rotary engine rather than a reciprocating piston engine. Without substantially greater financial resources than is currently available to us, however, it is very possible that it may not be able to adequately compete in the engine business. One competitor, Rotary Power International, is presently producing the first production SCORE rotary (Wankel type) engines. Our RC\DC Engine is more fuel efficient, smaller, quieter, costs less to produce and will have fewer exhaust emissions.

We believe that if and when our engine is completely developed, in order to be successful in meeting or overcoming competition which currently exists or may develop in the future, our engine will need to offer superior performance and/or cost advantages over existing engines used in various applications.

Seasonality
-----------

We believe that there is no seasonality which affects the sales of our products.

Availability  of  Raw  Materials
--------------------------------

Since we are not in production and there are no plans at this time for us to enter the actual engine manufacturing business, raw materials are not of present concern. At this time, however, there does not appear to be any foreseeable problem with obtaining any materials or components, which may be required in the manufacture of its potential products.

Marketing  Strategy
-------------------

We intend to pursue the development of the RC/DC Engine and the air pump, compressor and other products by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. At the present time no such licensing or joint venture arrangements have been concluded and there is no assurance that any will be in the foreseeable future. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the various compressor, pump and diesel engine prototypes. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners. We are currently making presentations to the U.S. military which could result in additional government funding if the diesel engine prototype meets with its approval.

We expect revenue from license agreements with the potential end users based on the success of the design of from the compressor, pump, Cold Turbine Engine and diesel engine prototypes. Based on of successful testing of the Rand Cam prototypes, we expect to have joint venture or license agreements finalized, which would result in royalties to us. However, there is no assurance that the tests will be successful or that we will ever receive any such royalties.

The  following  marketing  activities  are  all  currently  underway:

AIR CONDITIONING COMPRESSOR - An agreement with Trans Air Manufacturers has been completed to use the Rand Cam(TM) compressor in air conditioning units in bus applications. We have delivered a compressor prototype for testing.

AIR PUMP - A prototype air pump for a Fuel Cell Application has been completed and will be delivered to the Fuel Cell manufacturer for testing soon. Other Fuel Cell manufacturers have expressed keen interest in our technology and we are currently developing special designs for each of these potential customers.

COLD TURBINE - Four designs have been completed with ratings of 750 kW, 300 kW, 75 kW and 25 kW output. We are working to identify interested partners to assist in the development of this new product. The key to the Cold Turbine is the Compressor Design incorporating the Winged Rotor and Multi-Piece Vanes. The marketing effort for this product is equally split between the Government and private sectors.

DIESEL ENGINE - Efforts are underway to obtain funding for modifications of the existing Diesel engine to incorporate the latest winged rotor technology and incorporate extensive thermal barrier coatings. Also several new aircraft engine designs have been completed for aircraft applications ranging from 1 to over 400 horsepower for interested potential customers. Negotiations for contracts with these customers are currently underway.

Patents  and  Licenses
----------------------

Patents

We have patents on the Rand Cam Engine for Canada, Mexico and the United States to protect certain aspects of the Rand Cam engine. U.S. patent 5,429,084 was granted on July 4, 1995, to James McCann, Brian Cherry, Patrick Badgley and four other individuals for various improvements incorporated in the RC/DC Engine,

This patent has been assigned to us. The patent to the original Rand Cam engine, U.S. Patent 4,401,070, was issued on August 30, 1983 to James McCann and the marketing rights are held by Rand Energy.

The RC/DC Engine is composed basically of a disk shaped rotor with drive shaft, which turns, and the housing or stator, which remains stationary. The rotor has two or more vanes that are mounted perpendicular to the direction of rotation and slide back and forth through it. As the rotor turns, the ends of the vanes ride along the insides of the stator housing which have wave-like depressions, causing the vanes to slide back and forth. In the process of turning and sliding, combustion chambers are formed between the rotor, stator walls and vanes where the fuel/air mixture is injected, compressed, burned and exhausted.

Two additional patents have been issued for improvements to the engine including: U.S. Patents 5,509,793 "Rotary Device with Slidable Vane Supports) issued April 24, 1996 and 5,551,853 "Axial Vane Rotary Device and Sealing System Therefor) issued September 3, 1996. Additional patent applications are presently in process for the Winged Rotor, Multi-Piece Vanes and Cold Turbine.

Royalty  Payments

The August 1992 Agreement calls for us to pay RAND semi-annually a royalty of 5% of any net profits to be derived by us from revenues received as a result of its license of the Original Engine. The August 1992 Agreement also calls for us to pay Brian Cherry a royalty of 1% semi-annually any net profits derived by us from revenue received as a result of our licensing the Original Engine.

Other provisions of the April 1993 Agreement call for is (a) to pay to RAND a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived by us from the Technology.

Pursuant to the letter of understanding dated December 13, 1993, among us, RAND, Reg Tech and WVURC, WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the Original Engine and the RC/DC Engine.

No  royalties  are  to  be  paid  to  Alliant  or  Adiabatics,  Inc.

Pursuant to our agreement with Weston, we agreed to pay to Weston 8.5% of net sales derived from the AVFS together with a minimum annual royalty of $24,000 per year beginning October 1, 1997, payable quarterly.

Competition  and  Alternative  Technologies
-------------------------------------------

We believe strong competition can be expected in the engine market with new patents being taken out on a continuous basis and that we may have a time advantage over some of the competitive products as far as niche markets which we may enter, however there is no way to accurately determine or predict whether this situation is or will continue to be true.

The conventional piston type internal combustion engine is the prime competitor of the Rand Cam Engine. Due to the substantial infrastructure built up to support the standard combustion engine, substantial barriers to entry exist into this market.

A number of the new engine designs over the last decade have offered advantages on the thermodynamics front (e.g. more efficient use of energy through better combustion, better heat transfer, etc.). In the case of the Rand Cam Engine, its strong point it believed to be in its mechanism, not in its thermodynamics. Whether or not the engine's mechanism alone will provide the competitive edge necessary to result in a marketable and successful product is unknown at this time.

Since we do not have management experience in manufacturing engines, it hopes to be able to follow the same strategy as that of other companies such as Orbital and Wankel, where it would be licensing its technology and would therefore not be directly engaged in manufacturing.

An extensive manufacturing study has not been performed to date and it could turn out that the costs to manufacture are prohibitive for one or more reasons. However, the computer modelling done can be utilized to generate manufacturing drawings which could be used to obtain preliminary costing estimates.

The development of our business and its ability to maintain its competitive and technical position has depended and will depend, in part, upon its ability to attract and retain qualified scientific, engineering, managerial and manufacturing personnel.

Significant competition exists from engine manufacturers and engineering firms specializing in the development of internal combustion engines technology for the automotive, marine, motorcycle and small engine industry. Such competition also exists in the pump and compressor markets which may utilize the Rand Cam technology in their products. Many of these companies have substantially greater resources for research, development and manufacturing than us. It is possible that our competitors may succeed in developing technologies and products that are more effective or commercially acceptable. We believe, based on its testing of the Rand Cam engine that the engine is a superior overall engine package to the reciprocating piston engine. This assessment is made on the basis of the Rand Cam engine's potential for reduced engine weight and packaging volume, improved performance, and possibly lower manufacturing costs.

Technology development is taking place on many fronts and competitors may have, unknown to us, a product or products under development which may be technologically superior to ours which may be more acceptable to the market. Competition with engines employing Rand Cam technology may also include other lean burn engines, electric motors, gas turbine engines, solar power and hybrid vehicles, and may include concepts not yet known to us.

Material  effects  of  Government
---------------------------------

Our engine products including the spark ignited engine, Diesel engine and Cold Turbine engine will be subject to various exhaust emissions standards depending upon the application and the country in which it is produced and/or sold. As each product becomes ready for sale, it will be necessary to have the engine certified according to the standards in effort at that time.

C.             ORGANIZATIONAL  STRUCTURE

For a list of our significant subsidiaries, see "Item 10 - Additional Information - Subsidiary Information".

D.             PROPERTY,  PLANT  AND  EQUIPMENT

We own no properties. We currently utilize office space leased by Reg Technologies in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The monthly rent for our portion of this office space is $600.00 payable to SMR Investment Ltd. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future. Mr. Badgley, a director and Vice President, works out of an office in his home in Columbus, Indiana. From this office, Mr. Badgley oversees and controls development and testing of the engine and other prototypes. Mr. Badgley has also used the facilities of Coltec Industries which was under contract to design and build the compressor prototype. Paul LaMarche, our engineer for the air pump is located in Detroit, Michigan, and REGI U.S., Inc. has an office and shop facilities in a machine shop to conduct tests and development work for the Rand Cam projects.

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 12 to the consolidated financial statements for a reconciliation to U.S. GAAP. The following discussion is derived from the U.S. GAAP reconciliation.

A.     OPERATING  RESULTS

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine").

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,530,624 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. Our working capital deficit is $1,235,830. Our only assets are our tangible and intangible assets, being patents and intellectual property rights, totaling $260,878 which represents 99% of total assets. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Fiscal  2001  compared  to  2000
--------------------------------

Results of operations was a net loss of $1,632,000 ($0.10 per share) for 2001 as compared to net income of $148,000 ($0.01 per share) for 2000.

No revenues from the sale or licensing of any technology were realized in 2001 or 2000. A number of license agreements have been initiated.

In 2000, we recognized a gain of $884,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $884,000 which resulted in a deemed disposition of 5% of our ownership in the subsidiary. In 2001 there was a gain of $2,000 on proceeds of $3,000. In 2001 we realized a gain of $81,000 from the sale of the remaining shares of LinuxWizardry Systems Inc. and received cash proceeds of $89,000 as compared to a gain of $288,000 in 2000 resulting in cash proceeds of $304,000. In 2001 a loss of $678,000 was recognized due to the write-down of the AVFS rights and development costs as compared to nil in 2000. Administrative expenses increased by $152,000 to $657,000 in 2001 from $505,000 in 2000. This increase is a result of: investor relations activities being increased by $249,000 to $402,000 in 2001 as compared to $153,000 in 2000 as result of share of REGI US, Inc. being transferred to a service provider to settle debt totaling $83,000; professional fees decreased by $42,000 to $69,000 in 2001 as compared to $117,000 in 2000; secretarial wages and benefits decreased by $39,000 to $33,000 in 2001 as compared to $72,000 in 2001 as result of redeployment of staff to other companies. We paid $12,000 in mineral property maintenance fees for 2001 and 2000.

Research and development expenses remained consistent with $498,000 spent in 2001 compared to $523,000 spent in 2000. The largest components of research and development are prototype development costs of $121,000 compared to $147,000 spent in 2000 and technical consulting of $219,000 compared to $190,000. Technical consulting continued to consist of Patrick Badgley and Paul LaMarche.

Fiscal  2000  compared  to  1999
--------------------------------

A gain of $883,899, as adjusted for US GAAP, was recorded in the 2000 fiscal year on the issue by our subsidiary, REGI U.S., Inc. of our own shares outside of the consolidated group. This compared to a similarly adjusted lesser gain of $81,048 in 1999. The cash proceeds realized were $727,205 (156,689 received in 1999).

Administrative expenses in 2000 were $505,169, down 21% from the $639,366 total in 1999. The decrease was due mainly to a lower level of business activity relating to market development work. The major components contributing to this decrease were lower investor relations expenses which dropped by 30% to $152,770 in 2000 from $216,885 in 1999, lower telephone expenses of $7,862 in 2000 compared to $28,458 in 1999, decreased secretarial wages and benefits of $71,864 in 2000 compared to $88,591 in 1999, and lower office, printing and courier expenses which dropped from $37,341 in 1999 to $24,338 in 2000.

Balancing these, somewhat, were higher professional fees of $112,451 in 2000 compared to $68,317 in 1999, travel and promotion which increased to $10,885 from $1,721 in 1999 and foreign exchange costs which rose to $11,354 in 2000 from $1,889 the previous year as the Canadian dollar weakened.

We were able to generate a net profit in 2000 under U.S. GAAP, which totaled $148,090, compared to the loss of $929,866 recorded in 1999. The major contributor to the turnaround was the increased gain on the issues of REGI shares described above.

During the fiscal year ended April 30, 2000, we derived most of its development and operating capital primarily from the $288,115 in profits ($304,492 in proceeds) generated as a result of gains on the sale of marketable securities (compared to no such profits received in fiscal 1999. Proceeds from related companies rose to $131,858 in 2000 from $1.024in the previous year, an increase of $130,834. Cash proceeds of $727,205 was received by a subsidiary issuing shares for cash.

The  Company  did  not  issue  any  common  shares  during  the  year.

B.     LIQUIDITY  AND  CAPITAL  RESOURCES

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our 51% owned subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although it intends to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Fiscal  2001  compared  to  2000
--------------------------------

During the fiscal year ended April 30, 2001, we derived most of our development and operating capital primarily from the $80,506 in profits ($89,129 in proceeds) generated as a result of gains on the sale of marketable securities (compared to $304,492 received in fiscal 2000). Proceeds from related companies rose to $489,311 in 2001 from $134,858 the previous year, an increase of $357,453.

During the year, we raised a further $250,000, pursuant to a private placement of 500,000 units at $0.50 per unit. These units were issued in January, 2001.Each unit consisted of one share and one warrant to acquire one additional share at $0.60 per share if exercised in year one after receipt of funds. These funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of warrants and stock options, if exercised. Warrants with respect to 500,000shares at $0.60 per share may be exercised to net $300,000 and options with respect to 1,385,000 shares at prices between $0.40 and $0.52 per share may be exercised to net $618,200, if exercised.

Our subsidiary issued shares and raised $110,635 in 2001 compared to nil in 2000.

We  redeemed  convertible  debentures  totaling  $74,000  in  2001.

Our investment in research and development activities totaled $650,575 during the 2001 fiscal year, up 26% from the $523,057 spent during the 2000 fiscal year.

Fiscal  2000  compared  to  1999
--------------------------------

During the fiscal year ended April 30, 2000, we derived most of our development and operating capital primarily from the $288,115 in profits ($304,492 in proceeds) generated as a result of gains on the sale of marketable securities (compared to no such profits received in fiscal 1999, and the $727,205 of proceeds on issuance of our subsidiary's shares, (compared to $156,692 received in fiscal 1999). Proceeds from related companies rose to $131,858 in 2000 from $1,024 the previous year, an increase of $130,834.

We  issued  no  additional  common  shares  during  the  year.

Our investment in research and development activities totaled $523,000 during the 2000 fiscal year, up 27% from the $411,000 spent during the 1999 fiscal year.

At fiscal 2000 year-end, current assets stood at $167,157, compared to $152,704 at the end of 1999. Current liabilities decreased slightly to $569,464 from $564,633 in 1999 as the decrease in the amount of accounts payable nearly equalled the increase in amounts due to related companies. As a results of the minimal year-to-year changes in both current assets and current liabilities, the working capital deficit decreased by about 2% to a negative $402,307 in fiscal 2000 from a negative $411,929 at the end of 1999. Shareholders' equity increased to $266,872 at fiscal 2000 year-end up 178% from $95,965 in 1999 as a result of positive earnings. All figures are reported under U.S. GAAP.

At fiscal 2001 year-end, current assets stood at $1,565 compared to $167,157 at the end of 2000. Current liabilities increased to $1,237,394 from $561,464 in 2000. As a result of the year-to-year changes in both current assets and current liabilities, the working capital deficit increased to $(1,235,830) in fiscal 2001 from a negative $402,307 at the end of 2000. Shareholders' equity decreased to $1,085,587 at fiscal 2001. All figures are reported under U.S. GAAP.

Our cash position has decreased by $175,135 to negative $20,422 and our working capital deficit, as at April 30, 2001 is $1,235,030.


C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

The basic research and development work on the RC/DC Engine and other products is being coordinated and funded by us and REGI U.S., Inc. and funded as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RC/DC Engine and other products.
Development work on the air conditioning compressors completed by Coltec Industries an engineering firm in Columbus, Indiana under contract with us has been and is currently awaiting testing by Trans Air Manufacturing our potential customer for the Rand Cam Compressor for air conditioning units in buses.

During the last two fiscal years, we spent $1,021,796 on research and development.


D.     TREND  INFORMATION

See  "Item  4.  -  Information  on  the  Company,  - Part B., Business Overview"

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.             DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

As of April 30, 2001, our Board of Directors consisted of four Directors, two of whom are independent (or "outside") non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2001.

Name               Position with Registrant      Term of Office       Office Held Since
-----------------  ------------------------  -----------------------  -----------------
John G. Robertson  President and Director    Annual Shareholders                   1982
                                             Meeting in 2001
Jennifer Lorette   Secretary and Vice        Annual Shareholders                   2001
                   President of              Meeting in 2001
                   Administration and
                   Director
Patrick Badgley    Director                  Annual Shareholders                   1993
                                             meeting for fiscal 2001
Susanne Robertson  Director                  Annual Shareholders                   1984
                                             meeting for fiscal 2001

Susanne Robertson, a director, is the wife of John Robertson, our President and a director.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John  G. Robertson, Richmond, B.C.    Since October 1984, Mr. Robertson has been
---------------------------------
President and a Director of our Company. He is also the Chairman of the Board, founder and a director of LinuxWizardry Systems, Inc. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor ("Rand Cam Engine") and hydrogen separator technology. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, a U.S. public company engaged in the Internet services provider business. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the Canadian Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer  Lorette,  Richmond, B.C. - Since April 1994, Ms. Lorette has been Vice
----------------------------------
President of Administration for Reg Technologies, Inc., and recently became a director. Ms. Lorette is a director of LinuxWizardry Systems, Inc., a British Columbia company traded on the OTC BB, and has held several positions with it since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, and its predecessor. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Susanne  M.  Robertson,  Richmond, B.C.    Mrs. Robertson has been a director of
---------------------------------------
the Company since 1984 and is also the wife of John Robertson, its president. She has been active in the management of the Company since its incorporation. She is also a director of LinuxWizardry Systems, Inc. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd. Mrs. Robertson is a citizen and resident of Canada.

Patrick  Badgley,  Columbus,  Indiana   Mr.  Badgley  has been a director is the
-------------------------------------
Company since 1993. Mr. Badgley was appointed Vice President, Research and Development of REGI U.S. in February 1994. He is directing and participating in the technical development of the Rand Cam compressor, gasoline engine and diesel engine. Between 1986 and 1994, Mr. Badgley was the Director of Research and Development at Adiabatics, Inc., in Columbus, Indiana, where he directly oversaw several government and privately sponsored research programs involving engines. He was the Program Manager for the Gas Research Institute project for emissions reduction of two-stoke cycle natural gas engines. He was also Program Manger for several coal fuel diesel engine programs for the Department of Energy and for uncooled engine programs for a Wankel engine for NASA and for a piston type diesel engine for the U.S. Army. Mr. Badgley's work has covered all phases of research, design, development and manufacturing, from research on ultra-high speed solenoids and fuel sprays, to new product conceptualization and production implementation of fuel pumps and fuel injectors. Mr. Badgley received his Bachelor of Science degree in Mechanical Engineering from Ohio State University. Since February 1995 Mr. Badgley has also been a director and officer of IAS Communications Inc. He is also a director of Adiabatics Inc., and Advanced Engine Concepts. Mr. Badgley is a citizen and resident of the United States.

B.             COMPENSATION

For the fiscal year ended April 30, 2001 we and our subsidiary paid $233,373 in compensation to directors and officers as a group. Total compensation paid to all employees was $287,787 .

During the year ended April 30, 2000, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was C$12,000 and US$36,000.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd. ("SMR"), and approved by the CDNX, SMR, a company owned by Susanne M. Robertson, a director of the Company and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract is renewable annually after the initial term ended May 1, 1999.

$12,000 was paid to our President, John G. Robertson, as a director's fee during the past fiscal year.

US$8,000 per month was paid during the year by REGI U.S. Inc., our US subsidiary, to Patrick Badgley for research and development services related to the Rand Cam Engine.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2001 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2001, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation is included in the Information Circular for our 2001 annual general meeting, which is included as an exhibit to this 20-F annual report and incorporated herein by reference.

During the fiscal year ended April 30, 2001 stock options were granted on a total of 100,000 common shares pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,385,000. Of the total amount, 850,000 are exercisable at $0.40 per shares expiring October
11,  2005,  and  535,000  are  exercisable  at $0.52 per share on April 1, 2004.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of
--------------------------------------------------------------------------------
Registrant
----------

NAME OF OPTIONEE        NUMBER OF OPTIONS  EXERCISE PRICE   EXPIRY DATE
----------------------  -----------------  ---------------  -----------
John G. Robertson                 750,000  $          0.40     11-24-03
Jennifer Lorette                   50,000  $          0.52     04-01-04
Susanne Robertson                 250,000  $          0.52     04-01-04
Patrick Badgley                   100,000  $          0.52     04-01-04
TOTAL HELD AS A GROUP:          1,150,000


Options  to  Purchase  Registrant's  Common  Shares  Held  by Persons Other than
--------------------------------------------------------------------------------
Officers  and  Directors  of  the  Registrant
---------------------------------------------

NAME OF OPTIONEE  NUMBER OF OPTIONS  EXERCISE PRICE   EXPIRY DATE
----------------  -----------------  ---------------  -----------
Suzanne Foster               25,000  $          0.40     11/10/05
Gordon Friesen               75,000  $          0.40     11/10/05
Gordon Friesen               75,000  $          0.52     04/04/01
Tammy Dal Santo              10,000  $          0.52     04/04/01
Paul LaMarche                50,000  $          0.52     04/04/01
TOTAL:                      235,000

Additional detailed information regarding options on our common stock is included in the Information Circular for our 2001 annual general meeting, which is included as an exhibit to this 20-F annual report and incorporated herein by reference.

C.             BOARD  PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established an Audit Committee which members consist of John Robertson, Patrick Badgley, and Susanne Robertson. It is intended that following the completion of the annual general meeting of shareholders scheduled to be held on October 29, 2001, that, providing the directors nominated are elected by the shareholder, the directors will appoint John Robertson, Patrick Badgley, and Susanne Robertson as members of the Audit Committee.

Our directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.             EMPLOYEES

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

As of April 30, 2001, we employed two full-time contractors and four part-time employees/contractors. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.             SHARE  OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at August 31, 2001:

                       Number of shares issued and
Shareholder                    outstanding          Percentage ownership (1)
---------------------  ---------------------------  ------------------------
John G. Robertson (2)                    1,880,169                    11.34%
Jennifer Lorette (3)                        58,400                        *
Susanne Robertson (4)                    2,525,536                    15.23%
Patrick Badgley                                nil                        *

     (1) as at August 31, 2001, there were 16,578,371 issued and outstanding common shares.
     (2) Includes 523,000 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G.
          Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currently exercisable but not in the money.
     (3) Includes 50,000 stock options which are currently exercisable but not in the money.
     (4) SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 1,963,061 common shares representing 11.84% of our outstanding common shares. This amount also includes 250,000 stock options which are currently exercisable but not in the money.

*  Beneficially  owns  less  than  one  percent  of  our  common  shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to " - Stock Options Granted to Employees, Directors and Senior Managers".

ITEM  7.      MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.             Major  Shareholders.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of August 31, 2001 16, 578,371 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all our shares:


                                                               PERCENTAGE OF
                                   NO. OF COMMON SHARES         OUTSTANDING
      NAME OF SHAREHOLDER                  OWNED               COMMON SHARES

      Susanne M. Robertson (1)           2,275,536                 13.73%

1) SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 1,963,061 common shares representing 11.84% of our outstanding common shares.

We do not know of any arrangements which could result in a change in our control.

B.             Related  Party  Transactions.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the Canadian Venture Exchange, SMR, a company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,5OO per month for management services provided to us.

This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2001, 2000 and 1999, and rent of $6,000 in each of fiscal years 2001, 2000 and 1999. SMR is a private company owned by Susanne M. Robertson, one of our directors and the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2001, 2000 and 1999.

We had related party advances outstanding of $489,311 at the April 2001 year-end, compared to $131,858 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During fiscal 1993, for an investment of $25,000, we acquired 100,000 shares Flame Petro-Minerals Corp., now called LinuxWizardry Systems, Inc., which currently trades on the OTC Bulletin Board. At the time it was a resource development company controlled by John G. Robertson. During the 2000 fiscal year we sold 70,200 shares for proceeds of $308,428 resulting in a monetary gain of $288,115. We sold 29,800 shares of an affiliated publicly listed company for proceeds of $89,129 resulting in a gain of $80,506.

During the fiscal year ended April 30, 2001 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2001 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness.

C.             Interests  of  Experts  and  Counsel.

Not  applicable.

ITEM  8.     FINANCIAL  INFORMATION

A.     Consolidated  Statements  and  Other  Financial  Information

See  Auditor's  Report  and  pages  F-1  to  F-14  following  Item  19.

Legal  Proceedings

We  are  not  a  party  to  any  material  legal  proceedings.

Dividend  Distribution  Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.     Significant  Changes

None.

ITEM  9.     THE  OFFER  AND  LISTING

Not  applicable,  except  for  Item  9A  and  Item  9C.

Our shares have traded on the Vancouver Stock Exchange (the "VSE") and its successor, the Canadian Venture Exchange (the "CDNX") (the principal non-United States trading market) since August, 1983. In addition, there has been a U.S.
market in our shares on the NQB "Pink Sheets" for the past several years and more recently, on the OTC Bulletin Board. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets" or the OTC Bulletin Board. The ranges of the low and high sales prices for our shares traded on the VSE/CDNX during the last two fiscal years ended April 30 were as follows:

                                 Period      High     Low       Close
                                 ------      ----     ---       -----
   2000
   ----
        1st Quarter ended        7/31/99     0.67     0.35      0.65
        2nd Quarter ended       10/31/99     0.65     0.36      0.58
        3rd Quarter ended        1/31/00     0.56     0.33      0.42
        4th Quarter ended        4/30/00     1.40     0.37      0.55
2001
----
        1st Quarter ended        7/31/00     0.80     0.47      0.50
        2nd Quarter ended       10/31/00     0.75     0.41      0.50
        3rd Quarter ended        1/31/01     0.76     0.30      0.31
        4th Quarter ended        4/30/01     0.38     0.15      0.28

The following table shows the high and low closing prices of our stock traded on the Canadian Venture Exchange during the most recent six months, for each month as follows:

Month                  High             Low
2001, August           $0.30           $0.17
2001, July             $0.24           $0.17
2001, June             $0.25           $0.17
2001, May              $0.25           $0.20
2001, April            $0.33           $0.23
2001, March            $0.38           $0.25


ITEM  10.     ADDITIONAL  INFORMATION

A.             Share  Capital

Not  applicable.

B.             Memorandum  and  Articles  of  Association

Our Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 15, 1994, to which our Articles of Incorporation and Memorandum were filed as exhibits.

C.             Material  Contracts

We did not enter into any material contracts which were not made in the ordinary course of business.

D.             Exchange  Controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See Item 7, "Taxation".

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our shares. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.             Taxation.

Withholding
-----------

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident if a company of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2] of the Canada-United States tax treaty.

Capital  Gains
--------------

A nonresident purchaser who holds our shares as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. Our shares would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of our Common Shares should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of our Common Shares.

F.             Dividends  and  Paying  Agents

Not  applicable.

G.             Statement  by  Experts.

Not  applicable.

H.             Documents  on  Display.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 15, 1994, which became effective August 15, 1994. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.             Subsidiary  Information.

REGI U.S., Inc. ("REGI U.S.") is a 52.5% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 3 outlining our subsidiary structure.

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning May

1, 2000. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  applicable.

PART  II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELIQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.             Material  Modifications to the Rights of Security  Holders

None.

B.             Use  of  Proceeds.

Not  applicable

ITEM  15.    [RESERVED]

ITEM  16.    [RESERVED]

PART  III

ITEM  17.    FINANCIAL  STATEMENTS

We  have  elected  to  provide  financial  statements  pursuant  to  Item  17.

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 12 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

ITEM  18.    FINANCIAL  STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM  19.     EXHIBITS

(a) The following consolidated financial statements, together with the report of Manning, Elliott, our auditor, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index  to  Consolidated  Financial  Statements
Independent  Auditors'  Report
Consolidated  Balance  Sheets
Consolidated  Statements  of  Loss  and  Deficit
Consolidated  Statements  of  Cash  Flows
Notes  to  the  Consolidated  Financial  Statements


(b)  Documents  filed  as  exhibits  to  this  annual  report:

Exhibits  filed  herewith
-------------------------

          Material  contracts  not  made  in  the  ordinary  course of business.
          ----------------------------------------------------------------------

               Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology

3   Listing  of  parents  and  subsidiaries
    ---------------------------------------

          Other  Exhibits
          ---------------

               Notice  of  Annual  General  Meeting

               Information  Circular

               Instrument  of  Proxy

SIGNATURE  PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.


                             REG TECHNOLOGIES, INC.
                             ----------------------
                                   REGISTRANT


Dated: September 17, 2001                    By:    /s/  John G. Robertson
       ------------------                           ----------------------------
                                                    John  G.  Robertson
                                                    President/Director

                                  EXHIBIT INDEX
                                                                            PAGE
Exhibits  filed  herewith
-------------------------

          Material  contracts  not  made  in  the  ordinary  course of business.
          ----------------------------------------------------------------------

               Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology . .45

3   Listing  of  parents  and  subsidiaries . . . . . . . . . . . . . . . . . 50
    ---------------------------------------

          Other  Exhibits
          ---------------

               Notice  of  Annual  General  Meeting . . . . . . . . . . . . . 51

               Information  Circular . . . . . . . . . . . . . . . . . . . . .53

               Instrument  of  Proxy . . . . . . . . . . . . . . . . . . . . .61


          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April  30,2000 - Incorporated  by  reference
            ------------------------------
               3   Listing of parents and subsidiaries
                   -----------------------------------

                   Notice  of  Annual  General  Meeting
                   Information  Circular
                   Instrument  of  Proxy

          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April 30, 1999 - Incorporated  by  reference
            ------------------------------

2.1  Agreement  dated  August 5, 1998  between  the  Company and T.W. Blasingame
                    Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company

2.2  Cooperative  and  Licensing  Agreement  dated December 14, 1998 between the
                    Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I

                    Contract for development of the Rand-Cam Diesel Aircraft Engine
                             ______________________

          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April 30, 1998 - Incorporated  by  reference
            ------------------------------

               Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston

               Agreement  dated  September  23,  1997  between the Company, REGI
                U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement

               Agreement  dated December 31, 1997 between the Company REGI U.S.,
                Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR
               Joint  Venture  Agreement  dated July 28, 1998 between REGI U.S.,
                Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor
                             ______________________

          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April 30, 1997 - Incorporated  by  reference
            ------------------------------

               Management  Agreement  dated  May 1, 1996 between the Company and
                SMR  Investments  Ltd.

               Cooperative  Agreement  between  the  Company and Global Aircraft
                Corporation  regarding  NASA General Aviation Propulsion Program
                             ______________________

          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April 30, 1996 - Incorporated  by  reference
            ------------------------------

               Agreement  dated  October  31,  1995 between the Company and REGI
                U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.
                             ______________________

          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  June 15, 1994 - Incorporated  by  reference
            -----------------------------

                                       1.

          Articles  of  Incorporation  with  Bylaws dated  October  6,  1982
          -----------------------------------------

               Certificate  of Name Change and Special Resolution dated February
                23,  1993

                                       2.

          Instruments  defining  rights  of  holders  of  equity  securities
          ------------------------------------------------------------------

(i) Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985

                                       3.

          Material  contracts not made in the ordinary course of business.
          ----------------------------------------------------------------

(i) Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990

          Energy  Group Acquisition Agreement among the Company, Rand Cam-Engine
           Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990

          Contract  among  the  Company, Rand Cam-Engine Corporation Rand Energy
           Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992

          Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine

          Research  & Development Agreement Between Members of the Consortium of
           Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994

(ii)
 (A) Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993

          Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy
           Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993

          Employment  Agreement  between  Sky  Technologies,  Inc.  and  Patrick
           Badgley  dated  February  9,  1994

          Management  Agreement  between  Sky  Technologies,  Inc.  and  Access
           Information  Services,  Inc.,  dated  April  1,  1994

        (B) Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992

THIS AGREEMENT is dated for reference the 27th day of October, 2000.

BETWEEN:

                REG TECHNOLOGIES INC.
                #185, 10751 Shellbridge Way
                Richmond, BC V6X 2W8

                ("Reg")

                                                               OF THE FIRST PART

AND:

                GHM INC.
                and GEORGE H. MAGAHA, Ph.D.
                P.O. Box 145
                Glen Burnie, MD 21060

                (collectively "GHM")

                                                              OF THE SECOND PART

WHEREAS:

A. GHM has agreed to sell and Reg has agreed to purchase from GHM a 50% (fifty percent) right, title and interest in the H2O Converter and to the Technology as hereinafter defined;

NOW THEREFORE in consideration of the mutual covenants and conditions set forth herein, the parties hereto agree as follows:

DEFINITIONS

1.   In the Agreement the following terms shall have the following meanings:

     (a) "AGREEMENT" shall mean this Agreement and all other documents which are made a part thereof;

     (b) "LICENSE" shall mean the right and license to the H20 Converter and the Technology that may be granted by Reg to licenses at any time at the option and discretion of Reg, subject to the terms and conditions of this Agreement, and with the written concurrence of GHM;

     (c) "LICENSED PRODUCTS" shall mean any products developed by license of Reg using the H20 Converter and the Technology;

     (d) "NET REVENUES" shall mean gross invoiced sales less actual quantity discounts, taxes and returns on merchandise for which royalties have already been accrued and paid. No deduction shall be made for cash, commissions or uncollectible accounts, nor for any costs incurred in the manufacture, sale, distribution or promotion of the Licensed Products. A royalty shall also be paid by Reg based on Reg's usual Net Sales price: (i) on all unbilled Products distributed by Reg or any of its affiliated companies and/or licenses; or (ii) where the billed price for the Products was less than the usual Net Sales price, and Reg has received other compensation attributable to the distribution of the Products separate from the price which appears on the respective invoice;

     (e) The "PATENT" is herein defined as the United States and foreign patent(s) and patent application(s) based on the H20 Converter and on the Technology of paragraph 1(g), including all divisions, continuations, continuations-in-part, or reissues thereof. The Patent will also include any future improvements thereto which are conceived, made or acquired by Reg during the term of this Agreement. Reg shall promptly disclose all said future improvements to GHM:

     (f) "PRODUCTS" shall mean any and all products developed by Reg and GHM using the H20 Converter and the Technology; and

     (g) "TECHNOLOGY" shall mean the technology developed by GHM and George H. Magaha. Ph.D., related to the fuel cell called H20 Converter and the Technology consisting of a hydrogen converter based on a system for energy efficiency of hydrogen fuel.

SALE  OF  TECHNOLOGY

2. GHM hereby agrees to sell, transfer and assign to Reg a 50% (fifty percent) of the rights they have or may have to the H2O Converter and the Technology.

3. In consideration for the H20 Converter and the Technology and related patent, Rug agrees to pay GHM the following consideration:

     (a) The sum or $1,000.00 (dollars) payable by way of cheque upon execution of this Agreement;

     (b)  5%  of Net Revenues received by Reg on the 50% (fifty percent) rights:
          and

     (c)  Reports,  Payments  and  Audit:

          (1) Reg shall send quarterly royalty reports to GHM within sixty (60) days after the end of March, June, September and December of each calendar year. Each report shall clearly show the total number of each different model or system of Products sold by Reg (and the sublicenses of Reg, if any) in the previous quarter, the Net
               Sales thereof, and the calculation of unit royalties due and payable thereon. Each report shall be accompanied by the required payment of the unit royalties or deposit in a bank chosen by GHM, if applicable, the difference or balance to meet the minimum annual royalties of...;

          (2) Reg shall at all times maintain its pertinent records for a minimum of five (5) years from the date of each royalty report to GHM. GHM shall have the right to appoint an independent certified (or chartered) public accountant to audit Reg's pertinent records at Reg's business premises and at reasonable business times for the purpose of verifying the completeness and accuracy of Reg's reports and royalty payments to GHM; and

          (3) The independent certified (or chartered) public accountant shall provide an audit report to both GHM and Reg. Any overpayment by Reg to GHM shall be applied as a credit to Reg on the next quarterly royalty report following the audit report. Any underpayment shall be paid by Reg to GHM within thirty (30) days following the date of the audit report. If the underpayment is more than five percent (5%) of the correct amount due and payable, Reg shall also reimburse GHM for the actual and reasonable cost of the audit.

4. Reg reserves the right to assign all of its right, title and interest in and to this Agreement and any rights granted hereunder to its nominee, to be a United States private company wholly-owned by Reg, such assignment to be known to and approved in writing by GHM.

LICENSE  RIGHTS

5. Reg shall have the discretion to assign, sublicense or otherwise grant to a third party license rights as to the 50% interest in the H20 Converter and the Technology or any rights thereunder or under this Agreement.

PATENT  RIGHTS

6. GHM hereby agrees to sell, transfer and assign to Reg a 50% (fifty percent) of the Patent rights that it may have to the H20 Converter and the Technology.

7. Upon execution of this Agreement, Reg shall apply for a Patent for the H2O Converter and the Technology at the sole expense of Reg.

8. GHM agrees to assist Reg in its application for the Patent and shall provide technical assistance to Reg and/or its patent agents as required by Reg.

9. It is understood and agreed by the parties hereto that any and all patents and patent rights, trademarks, tradenames, copyrights and other property rights in and with respect to the H20 Converter and the Technology shall be exclusive property of Reg after a one-time buy out for $15,000,000 (15 million) U.S. dollars and shares approved by Reg and GHM.

OPTION  FOR NET REVENUES

10. GHM hereby grants to Reg the irrevocable right and option to acquire from GHM all rights, title and interest in and to the 5% (five percent) Net
     Revenues  granted  hereunder  (the  "Option").

11. The Option shall be for a term of ten (10) years from the date of this Agreement, unless the Option is extended by written agreement between the parties hereto.

12. Subject to the provisions hereof, the Option may be exercised by Reg or its representative at any time during the term of the Option by payment of the sum of $15,000,000 (15 million) U.S. dollars, payable as follows:

     (a) A sum of $2,000,000 (2 million) U.S. dollars to be paid to GHM by Reg in the first year from the date of this Agreement;

     (b) The remaining amount of $13,000,000 (13 million) U.S. dollars, payable by way of a combination of cash and shares of Reg and/or its nominee, at the sole discretion of Reg and only with the written approval of GHM (the "Option Price").

13. Upon payment of the Option Price and the approval in writing by GHM, GHM agrees to complete and sign any documentation necessary to affect the transfer and assignment of the 5% (five percent) Net Revenue to Reg. (This would also include the 50% (fifty percent) under #2.)

14. Reg has the option to buy out all rights to the H2O Converter and the Technology, the patent and to transfer the rights to any nominee to be a United States private company, wholly-owned by Reg, such assignment to be at the sole discretion of Reg after the paid sum of $15,000,000 (15 million) U.S. dollars, including the shares agreed by Reg and GHM and approved in writing by all parties herein. (See paragraph numbers 12 and 13 as noted.)

PROTOTYPE

15. The parties hereto understand and agree that Reg shall, at its sole expense, build a prototype of the H20 Converter and the Technology using the diagrams and notes from GHM.

16. GHM agrees to assist Reg in creating the prototype of the H20 Converter and the Technology by providing technical assistance and guidance to Reg's employees and consultants. If it should require for GHM to travel from his home to Reg's site, it is agreed that GHM will be reimbursed for the cost of travel, meals, hotel and any other expenses incurred. GHM agrees to furnish all expense receipts to Reg upon the completion at each required trip.

REPRESENTATIONS  AND  WARRANTIES  OF GHM

17.  GHM  hereby  represents  and  warrants  to  Reg  that:

     (a) GHM has the full right and power to sell and assign its rights to the H2O Converter and the Technology and patent;

     (b) There are no outstanding agreements, assignments or encumbrances inconsistent with the terms hereof;

     (c) GHM does not know of any facts that may adversely affect the validity or enforceability of the patent or the H20 Converter and the Technology.

SUCCESSORS

18. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

SEVERABILITY

19. If any provision of this Agreement is held by a competent court to be invalid, illegal or unenforceable for any reason or in any respect whatsoever, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision have never been contained herein. GHM and Reg hereby agree, however, to negotiate an equitable amendment of this Agreement if a material provision is adversely affected.

BREACH

20. If one party shall breach any provision of this Agreement, the other party shall have the right to notify the one party in writing of such breach and shall specify such breach in such notice. The other party shall have a period of thirty (30) days after such written notice to correct the breach. If such breach is not corrected within such thirty (30) day period, the other party shall have the right to thereafter terminate this Agreement by a further notice of at least ten (10) days in writing to the one party. Any such termination shall not affect any obligations incurred by either parry prior to the effective date of such termination.

TERMINATION

21. Upon any termination under this Agreement in accordance with the provisions of Section 19 of this Agreement, the Agreement shall be null and void, all rights shall revert to GHM, and Reg shall discontinue all further manufacture and sale of said products.

NEW  PRODUCTS

22. Any and all other patents and designs of new products or technologies by GHM, Reg's will have the first right to review them and have the option to execute an Agreement between GHM and Reg. If Reg finds no interest in any new product, Reg will send a written notice of No Interest to GHM.

ENTIRE  AGREEMENT

23. This Agreement shall constitute the entire Agreement between the parties hereto and all prior or collateral agreements, understandings or representations of any kind are hereby terminated, except that existing Confidentiality and Non-Disclosure Agreements shall remain in full force and effect and are incorporated herein by reference as if fully set forth herein.

MODIFICATION  OF  AGREEMENT

24. This Agreement and any modification or waiver of any provision hereof shall be binding only if set forth in writing and signed by both parties hereto and shall be effective only to the extend set forth in such modification or waiver and for the particular occasion.

NOTICE

25. Any notice required or permitted under the terms of the Agreement will be delivered in person or mailed or sent by courier service and will be deemed given when either mailed or delivered by courier service or personally delivered.

     To  Reg:    John G. Robertson, President
                 Reg  Technologies  Inc.
                 # 185, 10751  Shellbridge  Way
                 Richmond, BC  V6X 2W8

     To  GHM:    George H. Magaha, Ph.D.
                 GHM  Inc.
                 P.O.  Box  145
                 Glen  Burnie,  MD  21060

     or such other address as either party shall give written notice to the other party.

GOVERNING  LAW

26. This Agreement shall be construed, interpreted and applied in accordance with the laws of the Province of British Columbia and Canada, and all matters shall be resolved solely in Canada, and if for any reason a matter can not be resolved by the Canada laws, GHM will have the right to resolve any and all matters by the laws of the United States.

IN  WITNESS  WHEREOF,  the parties hereunder have executed this Agreement on the
28  day  of  October,  2000.
---

REG  TECHNOLOGIES  INC.                    GHM  INC.

/s/  John G. Robertson                     /s/  George H. Magaha, Ph.D.
------------------------------             ------------------------------
Authorized Signatory                       Authorized Signatory


John G. Robertson                          George H. Magaha, Ph.D.
------------------------------             ------------------------------
Name                                       Name


President                                  President /s/ George H. Magaha, Ph.D.
------------------------------             ------------------------------
Title                                      Title


Jennifer  Lorette                          Tammy N. Ghary
------------------------------             ------------------------------
Witness                                    Witness

                LIST OF PARENTS AND SUBSIDIARIES OF THE COMPANY
                -----------------------------------------------


                              REG TECHNOLOGIES INC.
                              ---------------------
                        (a British Columbia corporation)



                             Rand Energy Group Inc.
                             ----------------------
                        (a British Columbia corporation)
                      (51% owned by Reg Technologies Inc.)



                                 REGI U.S., Inc.
                                 ---------------
                             (an Oregon corporation)
                     (52.5% owned by Rand Energy Group Inc.)

                              REG TECHNOLOGIES INC.
                           #185, 10751 Shellbridge Way
                              Richmond, BC  V6X 2W8

                        NOTICE OF ANNUAL GENERAL MEETING

TO  THE  MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of REG TECHNOLOGIES INC. (the "Company") will be held at Salon #216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, B.C., V6X 1K8, on Monday, the 29th day of October, 2001 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.   To  receive  and  consider  the  Report  of  the  Directors to the Members.

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended April 30th, 2001.

3. To elect directors to hold office until the next annual general meeting of the Company.

4. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

5. To consider and, if thought fit, to approve an ordinary resolution to grant to the directors and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the Canadian Venture Exchange and to approve the exercise of any options granted to insiders.

6. To consider and, if thought fit, to approve an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

SHAREHOLDERS OF THE COMPANY WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT OR DEPOSIT IT WITH COMPUTERSHARE INVESTOR SERVICES INC., 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, INSTRUMENTS OF PROXY MUST BE RECEIVED AT THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Company has fixed the close of business on the 13th day of September, 2001 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please  advise  the  Company  of  any  change  in  your  address.

DATED at Vancouver, British Columbia, this 13th day of September, 2001.


                                               By Order of the Board of
                                               REG  TECHNOLOGIES  INC.


                                               "John  G.  Robertson"
                                               ---------------------
                                               JOHN  G.  ROBERTSON,
                                               President

                              REG TECHNOLOGIES INC.
                           #185, 10751 Shellbridge Way
                              Richmond, BC  V6X 2W8

                              INFORMATION CIRCULAR
                (As at September 13th, 2001 except as indicated)

MANAGEMENT  SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of REG TECHNOLOGIES INC. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at Salon 216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia, V6X 1K8, on Monday, the 29th day of October, 2001. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or solicitating agents. The cost of solicitation will be borne by the Company.

APPOINTMENT  AND  REVOCATION  OF  PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company.

A MEMBER WISHING TO APPOINT SOME OTHER PERSON WHO NEED NOT BE A MEMBER TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING INSTRUMENT OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Investor Services Inc., at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A member who has given a proxy may revoke it by an instrument in writing deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the member may personally attend at the Meeting and vote his shares as if no proxy had been given.

VOTING  OF  PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT OR DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREON. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD  DATE

The Board of Directors of the Company have fixed the close of business on the 13th day of September, 2001 as the record date (the "Record Date") for the determination of members entitled to notice of the annual general meeting of shareholders. Only members of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a member of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of members entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING  SHARES  AND  PRINCIPAL  HOLDERS  THEREOF

The Company is authorized to issue 45,000,000 shares, divided into 30,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. 16,578,371 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held.
Holders of common shares of record on September 13th, 2001 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:


                               NO. OF COMMON SHARES    PERCENTAGE OF OUTSTANDING
       NAME OF SHAREHOLDER             OWNED                COMMON SHARES

     Susanne M. Robertson (1)        2,275,536                  13.73%

1) SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 1,963,061 common shares representing 11.84% of the outstanding common shares of the Company.

As of the 13th day of September, 2001, the directors and senior officers as a group owned beneficially directly and indirectly, 3,414,105 common shares of the Company, representing 20.59% of the presently issued and outstanding common shares of the Company.

ADVANCE  NOTICE  OF  MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the British Columbia Securities Commission and to the Canadian Venture Exchange and was published in The Province newspaper, Vancouver, British Columbia on September 4, 2001.

STATEMENT  OF  EXECUTIVE  COMPENSATION

COMPENSATION  OF  EXECUTIVE  OFFICERS  AND  DIRECTORS

The Company has two executive officers and four directors. (In this Information Circular, "Executive Officer" means an individual who at any time during the year was the Chairman of the Board, the Vice Chairman of the Board, the President of the Company, a Vice-President of the Company or an officer of the Company or any person who performed a policy making function in respect of the Company). The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the fiscal year ended April 30, 2001, and any compensation other than bonuses earned during the fiscal year ended April 30, 2000 the payment of which was deferred) paid to such Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended April 30, 2001 was $12,000 and $36,000. Other than as herein set forth, the Company did not pay any additional compensation to its

Executive Officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

INCENTIVE  SHARE  OPTION  PLAN

The Company has not adopted an Incentive Stock Option Plan (the "Plan") and there is no such Plan in effect as at the date hereof.

OTHER

Except as set out below, the Company has not paid any other compensation to any of its Executive Officers, Director or Employees in its most recently completed financial year.

SUMMARY  COMPENSATION  TABLE

The  Name  Executive  Officers  of  the  Company  are  defined  as  follows:

(a) the Chief Executive Officer or the President of the Company, despite the amount of compensation paid to that individual;

(b) each of the Company's four highly compensated Executive Officers, other than the Chief Executive Officer, who are serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000.00; and

(c) any additional individual for whom disclosure would have been provided under (b) but for the fact the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year.

The following table provides a summary of compensation earned during the fiscal year ended April 30, 2001 by the only Named Executive Officer of the Company, the President. There are no other executive officers whose combined salary and bonus exceeds $100,000.00.

                             Annual Compensation                  Long-Term Compensation

                                                                 Awards          Payouts
Name and Principal
Position            Year                                                 Restricted
                                                        Securities       Shares or   LTIP (2)   All Other
                          Salary  Bonus  Other Annual   Granted under    Restricted  Payouts  Compensation
                            ($)    ($)   Compensation   Options/SARS(1)  Share          ($)        ($)
                                            ($)            Granted       Units
                                                              #             ($)
==================  ====  ======  =====  =============  ===============  =========  ========  ============

John G. Robertson,  2001  12,000  Nil    Nil (3)        Nil              Nil        Nil       Nil
President           2000  12,000  Nil    Nil (3)        Nil              Nil        Nil       Nil
                    1999  12,000  Nil    Nil (3)                750,000  Nil        Nil       Nil

(1) "SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd. , which accrued $2,500 per month from the Company for management services provided to the Company.

INCENTIVE  PLANS

(a)     Long-term  Incentive  Plan  Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)     Stock  Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Issuer or any of its subsidiaries made during the financial years ended April 30, 2001, to each of the Named Executive Officers and the directors of the Issuer. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR's").

OPTION/SAR  GRANTS

                      Securities Under     % of Total     Exercise or     Market Value of    Expiration
Name                    Option/SARS      Options/SARS     Base Price        Securities          Date
                          Granted         Granted to     ($/Security)       Underlying
                            (#)          Employees in                     Options/SARS on
                                        Financial Year                   the Date of Grant
                                                                           ($/Security)
===================  =================  ===============  =============  ===================  ===========

John G. Robertson,             750,000            13.3%  $     0.40(1)  $              0.68  October 11,
President, Director                                                                          2005
and CEO
Directors who are              400,000            25.0%  $       0.52   $              0.52  April 1,
not Named                                                                                    2004
Executive Officers

     (1)  Repriced  on  October 11, 2000 and expiry date extended to October 11,
          2005

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the Canadian Venture Exchange.

RETIREMENT  AND  PENSION  PLANS

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

EMPLOYMENT  CONTRACTS  AND  TERMINATION  OF  EMPLOYMENT

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer's responsibilities following a change in control.

COMPOSITION  OF  COMPENSATION  COMMITTEE

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer. Since January 1, 1996, and the last annual general meeting held by the Company, the Board of Directors has consisted of John Robertson (President), Susanne Robertson and Patrick Badgley. It also included Brian Cherry (Secretary) who resigned on January 20, 2001. Ms. Jennifer Lorette was appointed to the board in his place and holds the office of Vice President of Administration and Secretary.

REPORT  ON  EXECUTIVE  COMPENSATION

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1. level of services, expertise, business contacts and skills provided to the Company;
2. degree of involvement and participation in the day to day operations of the Company;
3.   amount  of  finances  available  to  the  Company;  and
4.   amount  of  outstanding  options  already  granted.

At this time there is no relationship between corporate performance and executive compensation.

COMPENSATION  OF  DIRECTORS

During the most recently completed financial year, the Company compensated John Robertson for his services in his capacity as a Director of the Company in the aggregate amount of $12,000 (2000 - $12,000). Also, REGI U.S., Inc. a subsidiary of the Issuer, compensated Patrick Badgley for services provided in the form of research and development of the Rand Cam Engine in the aggregate amount of $8,000 U.S. per month.

During that same time period, the Company paid no other cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see "Compensation of Executive Officers")

MANAGEMENT  CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. on May 1, 1996. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. The Management Agreement was for a term of three years, expiring on May 1, 1999 and renewable annually thereafter. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS  OF  DIRECTORS  AND  OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST  OF  INSIDERS  IN  MATERIAL  TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND  RECORD  AND  POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR,  TRANSFER  AGENT  AND  REGISTRAR

The auditor of the Company is Manning Elliott, Chartered Accountants, of #1101, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS  OF  OTHER  MATTERS  TO  BE  ACTED  UPON

FINANCIAL  STATEMENTS

The audited financial statements of the Company for the fiscal years ended April 30, 2001 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the members.

APPOINTMENT  OF  AUDITOR

At the meeting the members will be asked to appoint an auditor to serve until the close of the next annual meeting of the members of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint Manning Elliott, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

UNLESS OTHER SPECIFIED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE FOR THE APPOINTMENT OF MANNING ELLIOTT, CHARTERED ACCOUNTANTS, VANCOUVER, BRITISH COLUMBIA, AS AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF MEMBERS OR UNTIL HER SUCCESSOR IS APPOINTED AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

ELECTION  OF  DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXYHOLDER, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

                                         POSITIONS HELD      YEAR       VOTING SHARES     PERCENTAGE
                                          WITH COMPANY     BECAME A  BENEFICIALLY OWNED    OF ISSUED
NAME, MUNICIPALITY OF RESIDENCE                            DIRECTOR   AS AT DATE HEREOF     VOTING
AND PRINCIPAL OCCUPATION FOR THE                                                          SHARES (3)
PAST FIVE YEARS
=====================================  ==================  ========  ===================  ===========

JOHN GEORGE ROBERTSON *                President and           1982         607,169          3.66%
Richmond, B.C.                         Director                            (Directly)
President of the Company since
1984; President and Director of                                             523,000
Teryl Resources Corp since 1986, of                                       (Indirectly)
SMR Invesments Ltd. since 1979, of
Rand Energy Group Inc. since 1993,                                          750,000
of Access Information Services Inc.                                      Stock Options
since 1993, Chairman of the Board
and President of LinuxWizardry
Systems, Inc., of REGI U.S., Inc., of
IAS Communications, Inc., of
Information-Highway.com, Inc. since
1995.

JENNIFER LORETTE                       Vice President          2001           8,400          0.05%
Richmond, B.C.                         of Administration,                   (Directly)
Vice President of Administration of    Secretary and
the issuer since 1994 and a director   Director                              50,000
and Secretary of the issuer since                                         Stock Options
2001; Director, Vice President and
Secretary of LinuxWizardry Systems,
Inc., Vice President of  REGI U.S.,
Inc. Secretary and director of
Information Highway.com, Inc.; and
Secretary of IAS Communications,
Inc.

SUSANNE ROBERTSON *                    Director                1984           312,475       13.73%
Richmond, B.C.                                                              (Directly)
Director of Teryl Resources Corp.;
Principal shareholder of SMR                                                1,963,061
Investments Ltd.; Director of                                              (Indirectly)
LinuxWizardry Systems, Inc.
                                                                             250,000
                                                                          Stock Options


                                         POSITIONS HELD      YEAR       VOTING SHARES     PERCENTAGE
                                          WITH COMPANY     BECAME A  BENEFICIALLY OWNED    OF ISSUED
NAME, MUNICIPALITY OF RESIDENCE                            DIRECTOR   AS AT DATE HEREOF     VOTING
AND PRINCIPAL OCCUPATION FOR THE                                                          SHARES (3)
PAST FIVE YEARS
=====================================  ==================  ========  ===================  ===========
                                                                      174,700 Warrants

PATRICK BADGLEY *                      Director                1993         Nil                 0%
Columbus, Indiana
Director of Adiabatic Inc. Advanced                                      100,000
Engine Concepts; Director of IAS                                       Stock Options
Communications, Inc. and Vice
President R&D of REGI U.S., Inc.

*  Audit  Committee

ADDITIONAL  EQUITY  ISSUANCES

Management of the Company has determined that current market conditions are such that it may be in the best interest of the Company to undertake further equity issuances. The additional funds raised by such equity issuances would be used to pursue and fund the ongoing business opportunities currently available to the Company and as general working capital.

Accordingly, the members will be asked to pass an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

PARTICULARS  OF  OTHER  MATTERS  TO  BE  ACTED  UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.


DATED at Richmond, British Columbia, this 13th day of September, 2001.


                                          By  Order  of  the  Board  of
                                          REG  TECHNOLOGIES  INC.

                                          "John  G.  Robertson"
                                          ---------------------
                                          JOHN  ROBERTSON,
                                          President

                              REG TECHNOLOGIES INC.
              #185, 10751 Shellbridge Way,  Richmond, BC   V6X 2W8

                               INSTRUMENT OF PROXY

                             ANNUAL GENERAL MEETING
                               OCTOBER 29TH, 2001

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of REG TECHNOLOGIES INC. (the "Company") hereby appoints JOHN G. ROBERTSON, the President and a Director of the Company, or failing him, JENNIFER LORETTE, the Secretary and a Director of the Company, or failing both of them ____________________ or ________________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on October 29th, 2001 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. IF NO CHOICE IS SPECIFIED IN ANY ONE OR MORE OF THE SPACES SET OUT BELOW FOR THAT PURPOSE, AND WITH RESPECT TO ANY AMENDMENTS TO OR VARIATIONS IN ANY OF THE MATTERS LISTED BELOW AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE UNDERSIGNED HEREBY CONFERS SOLE DISCRETIONARY AUTHORITY ON THE PROXYHOLDER TO ACT AT SUCH MEETING AND ANY ADJOURNMENT THEREOF FOR AND ON BEHALF OF AND IN THE NAME OF THE UNDERSIGNED AND TO CAST THE NUMBER OF VOTES THAT THE UNDERSIGNED WOULD BE ENTITLED TO CAST IF PERSONALLY PRESENT, ALL IN THE SAME MANNER AND TO THE SAME EXTENT AND WITH THE SAME POWER AS THE UNDERSIGNED COULD DO IF PERSONALLY PRESENT THEREAT, THE UNDERSIGNED HEREBY RATIFYING AND CONFIRMING AND AGREEING TO RATIFY AND CONFIRM ALL THAT THE PROXYHOLDER MAY LAWFULLY DO BY VIRTUE HEREOF.

VOTING  CHOICE  ON  RESOLUTIONS
-------------------------------

1. To elect the following persons as directors of the Company for the ensuing year:

     JOHN  G.  ROBERTSON     FOR     _________     WITHHOLD  VOTE     __________
     JENNIFER  LORETTE       FOR     _________     WITHHOLD  VOTE     __________
     SUSANNE M. ROBERTSON    FOR     _________     WITHHOLD  VOTE     __________
     PATRICK  BADGLEY        FOR     _________     WITHHOLD  VOTE     __________

2. To adopt a resolution appointing Manning Elliott, Chartered Accountants, as the auditor of the Company until the next annual general meeting and to authorize the directors to fix their remuneration.

     FOR     ___________          WITHHOLD  VOTE     ___________

3. To approve an ordinary resolution to grant to the directors and employees of the Company, incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the Canadian Venture Exchange and to approve the exercise of any options granted to insiders.

     FOR     ____________     AGAINST     ____________

4. To approve an ordinary resolution authorizing the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

     FOR     ___________          AGAINST     ____________

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The  undersigned  hereby  revokes  any  proxy  previously  given.

Executed  on  the  _______  day  of  _________________,  2001.


________________________                    ____________________________________
Number  of  Shares  Held                    Signature of Member or his attorney
                                            authorized  in  writing

                                            ____________________________________
                                            Name  of  Member  (Please  Print)

                                            ____________________________________
                                            Address

                                            ____________________________________
                                            City/Province

NOTES:

1. Complete this form of proxy and deposit with, mail to or send by facsimile transmission to Computershare Investor Services Inc. at 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9. The proxy must be received at the office of ComputerShare Investor Services Inc. at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the meeting at which such proxy is to be used.

2. Failure to comply with the time deadlines set out will result in your proxy being invalid.

3. A proxy will not be valid unless it is dated and signed by the Member or the Member's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

4. If the member is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

5. IF A MEMBER WISHES TO APPOINT A PERSON OTHER THAN THOSE WHOSE NAMES ARE PRINTED ON THE FORM OF PROXY, THE MEMBER SHOULD STRIKE OUT THE NAMES PROVIDED AND INSERT THE NAME OF HIS NOMINEE AS PROXYHOLDER IN THE SPACE
     PROVIDED  FOR  THAT  PURPOSE.