Form 20-F/A
period 2001-04-30
REG TECHNOLOGIES INC
filed 2001-11-16
CIK 925541

United States Securities and Exchange Commission
                             Washington, D.C. 20549
                ________________________________________________


                            FORM 20-F Amendment No. 1


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
                             ----------------------
                                   REGISTRANT


Dated: September 17, 2001                    By:    /s/  John G. Robertson
       ------------------                           ----------------------------
                                                    John  G.  Robertson
                                                    President/Director

                                  EXHIBIT INDEX
                                                                            PAGE
Exhibits  filed  herewith
-------------------------

          Material  contracts  not  made  in  the  ordinary  course of business.
          ----------------------------------------------------------------------

               Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology . .61

3   Listing  of  parents  and  subsidiaries . . . . . . . . . . . . . . . . . 66
    ---------------------------------------

          Other  Exhibits
          ---------------

               Notice  of  Annual  General  Meeting . . . . . . . . . . . . . 67

               Information  Circular . . . . . . . . . . . . . . . . . . . . .69

               Instrument  of  Proxy . . . . . . . . . . . . . . . . . . . . .77


          Exhibits  previously  filed with the 20-F Annual Report for the fiscal
          ----------------------------------------------------------------------
            year  ended  April  30,2000 - Incorporated  by  reference
            ------------------------------
               3   Listing of parents and subsidiaries
                   -----------------------------------

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

          Employment  Agreement  between  Sky  Technologies,  Inc.  and  Patrick
           Badgley  dated  February  9,  1994

          Management  Agreement  between  Sky  Technologies,  Inc.  and  Access
           Information  Services,  Inc.,  dated  April  1,  1994

        (B) Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992

                              REG TECHNOLOGIES INC.
                        Consolidated Financial Statements
                               For the Years Ended
                             April 30, 2001 and 2000

MANNING ELLIOTT                         |  11th floor, 1050 West Pender Street
                                        |  Vancouver, BC, Canada V6E 3S7
                                        |  Phone: 604.714.3600 Fax: 604.714.3669
CHARTERED PUBLIC ACCOUNTANTS            |  Web:  manningelliot.com

                                AUDITORS' REPORT

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheets of Reg Technologies Inc. as at April 30, 2001 and 2000, and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2001 and 2000, and the results of its operations and the changes in its cash flows for the years then ended, in accordance with generally accepted accounting principles used in Canada. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



/s/ Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 6, 2001


                            COMMENTS BY AUDITORS FOR
                U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 2 to these financial statements. Our report to the shareholders dated September 6, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.



/s/ Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 6, 2001

REG TECHNOLOGIES INC.
Consolidated Balance Sheets
As at April 30, 2001 and 2000

                                                        2001         2000
                                                         $            $

ASSETS
Current Assets
  Cash                                                      -      154,713
  Accounts receivable                                   1,446        3,822
  Marketable securities                                     -        8,623
  Prepaid expense                                         119            -
---------------------------------------------------------------------------

                                                        1,565      167,158
Capital Assets [Note 4]                               848,484    1,365,971
Development Costs [Schedule]                        8,590,313    7,911,092
---------------------------------------------------------------------------
                                                    9,440,362    9,444,221
===========================================================================
LIABILITIES
Current Liabilities
  Cheques issued in excess of funds on deposit         20,422            -
  Accounts payable and accruals                       727,662      437,606
  Due to related companies [Note 10]                  489,311      131,858
---------------------------------------------------------------------------
                                                    1,237,395      569,464
Convertible Debentures [Note 5]                             -       74,000
Non-controlling Interest [Note 8]                   2,412,717    3,094,305
Subscriptions for Shares of Subsidiary [Note 7]       110,635            -
---------------------------------------------------------------------------
                                                    3,760,747    3,737,769
---------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital Stock [Note 6]                             10,392,920   10,142,920
Accumulated Foreign Exchange Gain [Note 3]            497,151      320,722
Deficit                                            (5,210,456)  (4,757,190)
---------------------------------------------------------------------------
                                                    5,679,615    5,706,452
---------------------------------------------------------------------------
                                                    9,440,362    9,444,221
===========================================================================
Contingency  [Note  2]
Approved by the Board  "John G. Robertson"           "Jennifer Lorette"
                       ---------------------------   -------------------------
                       John G. Robertson, Director   Jennifer Lorette, Director


(The accompanying notes are an integral part of the financial statements)

REG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2001 and 2000


                                                                    2001         2000
                                                                     $            $
Administrative Expenses
  Amortization - computers and office equipment                       2,918        2,594
               - goodwill [Note 4]                                   25,175       25,174
  Bank charges and interest                                           6,685       13,703
  Foreign exchange                                                   13,146       11,354
  Investor relations - advertising                                   60,936       77,058
  Investor relations - consulting                                   313,665       53,049
  Management and directors fees                                      42,000       42,000
  Mineral property maintenance expenses                              12,083            -
  Office, printing and couriers                                      22,348       24,338
  Professional fees                                                  69,456      112,451
  Regulatory fees                                                    30,344       47,763
  Rent                                                               16,838       33,148
  Royalty                                                             4,565        4,410
  Secretarial wages and benefits                                     32,662       71,864
  Telephone                                                           5,513        7,862
  Travel and promotion                                                  638       10,885
  Less interest income                                                 (568)      (2,150)
-----------------------------------------------------------------------------------------
Net Loss Before Other Items                                        (658,404)    (535,503)
Other Items
  Write-off of AVFS intellectual property and development costs    (678,562)           -
  Gain on payables written-off                                       35,380            -
  Gain on sale of marketable securities [Note 10[c]]                 80,506      288,115
  Gain on sale of subsidiaries shares                                32,907            -
  Gain on issue by subsidiary of its own shares
    outside the consolidated group [Note 8[a]]                        2,283      662,138
  Non-controlling interest adjustment [Note 8[b]]                   732,624     (165,218)
-----------------------------------------------------------------------------------------
Net Earnings (Loss) for the Year                                   (453,266)     249,532
Deficit - Beginning of Year                                      (4,757,190)  (5,006,722)
-----------------------------------------------------------------------------------------
Deficit - End of Year                                            (5,210,456)  (4,757,190)
=========================================================================================

Earnings (Loss) per Share - weighted average basis                     (.03)         .02
=========================================================================================

Weighted average number of shares outstanding                    16,245,000   16,078,000
=========================================================================================

(The accompanying notes are an integral part of the financial statements)

REG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2001 and 2000

                                                                    2001        2000
                                                                     $           $
Operating Activities
  Net earnings (loss) for the year                                (453,266)    249,532

  Items not involving cash
    Services paid by issuing shares of subsidiary                   83,132           -
    Amortization                                                    28,093      27,768
    Non-controlling interest                                      (732,624)    165,218
    Gain on issue by subsidiary of its own shares                   (2,283)   (662,138)
    Gain on payables written-off                                   (35,380)          -
    Gain on sale of marketable securities                          (80,506)   (288,115)
    Gain on sale of subsidiaries shares                            (32,907)          -
    Write-off of intellectual property and developmental costs     678,562           -
---------------------------------------------------------------------------------------
                                                                  (547,179)   (507,735)
  Change in non-cash working capital items
    Accounts receivable                                              2,376       2,802
    Accounts payable                                               325,436    (126,004)
    Prepaid expenses                                                  (119)          -
---------------------------------------------------------------------------------------
Cash to Operating Activities                                      (219,486)   (630,937)
---------------------------------------------------------------------------------------
Financing Activities
  Shares issued for cash                                           250,000           -
  Proceeds from related companies                                  357,453     130,834
  Proceeds on subsidiary's shares issued                                 -     727,205
  Proceeds on sale of marketable securities                         89,129     304,492
  Subscriptions received                                           110,635           -
  Redemption of convertible debentures                             (74,000)          -
---------------------------------------------------------------------------------------
                                                                   733,217   1,162,531
---------------------------------------------------------------------------------------
Investing Activities
  Development costs - net of amortization                         (630,446)   (508,794)
  Acquisition of computers and office equipment                       (309)     (8,069)
  Patent protection costs                                          (47,696)    (35,584)
---------------------------------------------------------------------------------------
                                                                  (678,451)   (552,447)
---------------------------------------------------------------------------------------
Translation Adjustments                                            (10,415)     54,486
---------------------------------------------------------------------------------------
Increase in Cash During the Year                                  (175,135)     33,633
Cash (Deficiency) - Beginning of Year                              154,713     121,080
---------------------------------------------------------------------------------------
Cash - End of Year                                                 (20,422)    154,713
=======================================================================================

(The accompanying notes are an integral part of the financial statements)

REG TECHNOLOGIES INC.
Consolidated Schedule of Deferred Development Costs
To April 30, 2001

                                                                 Incurred
                                                       2000     during the      2001
                                                    Cumulative     year      Cumulative
                                                         $           $            $
Amortization of patents and intellectual property      360,079       77,768    437,847
Consulting                                             845,516      241,632  1,087,148
Management                                             465,600       58,550    524,150
Market development                                     376,309        5,251    381,560
Overhead                                               303,882       34,049    337,931
Professional fees                                      229,917        4,183    234,100
Prototype design and construction                    4,295,765      234,135  4,529,900
Reports                                                 75,917        1,252     77,169
Salaries                                               610,274       10,918    621,192
Travel and promotion                                   469,263       11,483    480,746
--------------------------------------------------------------------------------------
                                                     8,032,522      679,221  8,711,743
Less: Government assistance                            121,430            -    121,430
--------------------------------------------------------------------------------------
                                                     7,911,092      679,221  8,590,313
======================================================================================

Note:
Included in development costs capitalized  during  the  year  is  a non-cash adjustment for the increase in foreign exchange  in  translating  the  Company's  US  subsidiary's balances  into  Canadian  dollars  at  the  year-end  rate.  Cash expenditures incurred during the year, not including amortization, amounted to $630,446.

(The accompanying notes are an integral part of the financial statements)

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

1.   CONSOLIDATED  FINANCIAL  STATEMENTS

     These consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc., which owns a 51.4% interest in REGI US, Inc., a U.S. public company listed on the OTC Bulletin Board in the United States.


2.   NATURE  OF  OPERATIONS  AND  CONTINUANCE  OF  BUSINESS

     The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam(TM)/Direct Charge Engine and other RandCam(TM) applications, such as compressors and pumps (the "RC/DC Engine"). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. which controls REGI US, Inc. REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby the companies each fund 50% of the further development of The RC/DC Engine and its related industrial applications.

     The Company and REGI US, Inc. owns the world-wide marketing and intellectual rights to an Air/Vapor Flow System ("AVFS"); however, these rights were written-off during the year.

     In October 2000, the Company entered into an agreement with GHM Inc., a privately owned company located in Maryland, to acquire a 50% interest in the rights to the H2O hydrogen separator technology. The hydrogen separator is based on a unique system for extracting hydrogen from water. REGI U.S., Inc will own the U.S. rights and the Company will own the worldwide rights excluding the U.S. In consideration for these rights, the Company has paid US$1,000 and has applied for a patent in the U.S. for the hydrogen separator technology. The Company is also building a prototype of the hydrogen separator technology as designed by GHM. The Company has an option to purchase an additional 50% interest in the hydrogen separator technology for US$15 million in a combination of cash and shares and will assign a 5% net revenue interest to GHM, Inc. The Company and REGI US will each fund further development of this technology.

     These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of The RC/DC Engine or related applications or achieved operational profitability since inception. The Company's activities are in the development stage and additional costs for the further advancement and application diversification of The RC/DC Engine and related applications must be incurred. There is risk as to the Company's ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

     The Company also owns a 51% interest in Rand Energy Group, which owns 5,257,900 shares of REGI U.S. Inc., a U.S. company trading on the OTC Bulletin Board, which shares had a value of approximately US$1,235,000 as of September 11, 2001. The Company can sell up to 100,000 shares of REGI US, Inc., being 1% of the issued shares, during any 90 day period.

3.   SIGNIFICANT  ACCOUNTING  POLICIES

     [a]  Goodwill  on  consolidation

          Goodwill represents the excess of the original purchase consideration paid for Rand Energy Group Inc. over fair market value of net identifiable assets acquired and contingent consideration paid, and is amortized on a straight-line basis over twenty years. Goodwill is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

3.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     [b]  Development  costs

          Costs incurred by the Company in development of The RC/DC Engine and related applications are capitalized as incurred. Costs will be amortized over the estimated useful life of specific licensed products or rights following commencement of commercial activity, or written-off should The RC/DC Engine and/or AVFS be determined not to be commercially viable. The AVFS rights and development costs were written-off during the year.

     [c]  Capital  assets

          Costs to register and protect patents are capitalized. Costs to acquire intellectual property such as technological rights and design drawings are capitalized. Costs of patents and intellectual property are being amortized to development costs on a straight-line basis over 20 years or written-off should The RC/DC Engine and/or AVFS be determined by management not to be commercially viable.

          Computer equipment is amortized over 3 years on a straight-line basis.

     [d]  Accounting  basis

          These financial statements are prepared using Canadian generally accepted accounting principles. See Note 12 regarding adjustments from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles.

     [e]  Foreign  currency  translation

          [i]  Translation  of  foreign  currency  transactions  and  balances

               Revenue, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing on the transaction dates. Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. The resulting exchange gain or loss is included in operations.

          [ii] Translation  of  foreign  subsidiary  balances

               Assets and liabilities of REGI US, Inc. are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary's operating results are translated into Canadian dollars using the average exchange rate for the year with any translation gain or loss deferred and included as a separate component of shareholders' equity.

               The accumulated foreign exchange gain, totalling $497,151 to April 30, 2001, is a result of translating assets and liabilities at the rate of exchange on April 30, 2001 as compared to the exchange rate accumulated from the inception of REGI US, Inc.

          [f]  Use  of  estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets and goodwill, and recording of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

4.   CAPITAL  ASSETS

     Capital assets include tangible and intangible assets stated at cost less accumulated amortization.

                                                                        2001       2000
                                                       Accumulated    Carrying   Carrying
                                            Cost      Amortization     Value      Value
                                             $              $            $          $
Tangible
    Computer equipment                        97,952         93,610      4,342       7,422
------------------------------------------------------------------------------------------
  Intangible
    Goodwill                                 503,494        193,006    310,488     335,663
    RC/DC Engine rights and related
       patent protection costs               792,654        280,010    512,644     504,757
    AVFS rights and related
       patent protection costs               113,855        104,746      9,109     518,128
    Mineral resource properties                    1              -          1           1
    Hydrogen separator technology and
       related patent protection costs        12,201            301     11,900           -
------------------------------------------------------------------------------------------
                                           1,422,205        578,063    844,142   1,358,549
------------------------------------------------------------------------------------------
                                           1,520,157        671,673    848,484   1,365,971
==========================================================================================

     In October 2000, the Company entered into an agreement with GHM Inc., a privately owned company located in Maryland, to acquire a 50% interest in the rights to the H2O hydrogen separator technology. The hydrogen separator is based on a unique system for extracting hydrogen from water. REGI will own the U.S. rights and the Company will own the worldwide rights excluding the U.S. In consideration for these rights, the Company has paid US$1,000 and has applied for a patent in the U.S. for the hydrogen separator technology. The Company is also building a prototype of the hydrogen separator technology as designed by GHM. The Company has an option to purchase an additional 50% interest in the hydrogen separator technology for US$15 million in a combination of cash and shares and will assign a 5% net revenue interest to GHM, Inc.

     See  Note  11  regarding  royalty commitments.

5.   CONVERTIBLE  DEBENTURES

     REGI US, Inc. issued three year, 8 % interest, convertible debentures and raised US$50,000. The 8 % interest was paid annually and the debentures were convertible into REGI US, Inc. shares at US$1.75 to June 15, 2000. In the event the shares were trading below US$2.00 per share during any consecutive ten trading days during the last month the convertible debentures would have been exercisable at 20% below the said ten-day average. The maturity date was June 15, 2000. REGI US, Inc. redeemed the debentures on their maturity.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

6.   CAPITAL  STOCK

     Authorized:

          30,000,000     Common shares without par value
          10,000,000     Preferred shares with a $1 par value, redeemable for
                         common shares on the basis of 1 common share for 2
                         preferred shares
           5,000,000     Class A non-voting shares without par value. Special
                         rights and restrictions apply.

                                                                       Value
     Common shares issued:                                   #           $
          April 30, 1999 and April 30, 2000             16,078,371  10,142,920
              Issued during the year for cash:
                  Private placement                        500,000     250,000
--------------------------------------------------------------------------------
              April 30, 2001                            16,578,371  10,392,920
================================================================================

     [a]  Escrowed  shares

          93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

     [b]  Stock  option  activity

          April 30,                               April 30,
            2000     Price   Granted  Cancelled     2001
              #        $        #         #           #      Expiry Date

            680,000    0.52        -   (145,000)    535,000  April 1, 2004
            750,000   0.40*        -          -     750,000  October 11, 2005
                  -    0.40  100,000          -     100,000  October 11, 2005
          ---------          -------  ----------  ---------
          1,430,000          100,000   (145,000)  1,385,000
          =========          =======  ==========  =========


     * Price reduced from $0.71 on October 11, 2000 and expiry extended to October 11, 2005.

[c]  Private  placements

     The Company closed its private placement of 500,000 units at a price of $0.50 per unit raising an aggregate of $250,000. Each unit consisted of one common share and one share purchase warrant to purchase one additional common share at a price of $0.60 per share for one year from the date of subscription. Accordingly, on January 4, 2001, the Company issued 500,000 common shares in relation to this private placement, and also issued 500,000 share purchase warrants expiring between September 14, 2001 and October 23, 2001.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

7.   CAPITAL  STOCK  ACTIVITY  OF  REGI  US,  INC.

                                                  Value
     Common shares issued:                          #          US$

     April 30, 1999                             9,348,300   3,901,447
         Issued during the year for cash          869,435     656,409
     Less financing fee                           (47,608)
---------------------------------------------------------------------
     April 30, 2000                            10,217,735   4,510,248
         Warrants exercised                         4,000       2,000
         232,000 paid for but unissued shares           -      72,000
---------------------------------------------------------------------
       April 30, 2001                          10,221,735   4,584,248
=====================================================================

     [a] 5,257,900 shares, having an approximate undiscounted fair market value as at September 11, 2001 of US$1,235,000, are owned by Rand Energy Group Inc. The Company owns 51% of Rand Energy Group Inc.

     [b] A total of 1,485,000 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.60.

     [c] A total of 830,767 shares are reserved for the exercise of warrants at US$1.00 per share expiring in August 2001.

     [d]  Private  Placement

     REGI US, Inc. raised US$74,000 and will issue 236,000 units at US$0.30 per unit. Each unit will contain one share and one warrant to acquire one additional share at US$0.40 per share if exercised in year one. Subsequently, REGI U.S., Inc. has raised an additional US$86,300 and will issue a further 298,333 units at $0.30 per unit.

8.   NON-MONETARY  TRANSACTIONS

     [a]  Gain  on  shares  issued

          During fiscal 2001 and 2000, REGI US, Inc. issued shares outside the consolidated group for cash proceeds. These issuances effectively reduced Rand Energy Group Inc.'s interest in REGI US, Inc. from 52.48% to 52.46% in 2001 and from 57.4% to 52.48% in 2000 which resulted in a deemed gain on sale of subsidiary's shares as follows:

                                                                                2001         2000
                                                                                 $
       Cash proceeds on issuance of shares                                        3,094     883,900
       Less net book value of interest deemed sold                                 (811)   (221,762)
----------------------------------------------------------------------------------------------------
       Monetary Gain                                                              2,283     662,138
====================================================================================================


REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

8.   NON-MONETARY  TRANSACTIONS  (CONTINUED)

     [b]  Non-controlling  interest
                                                                                  2001        2000
                                                                                    $          $
       Non-controlling interest - beginning of year                           3,094,305   2,707,325
       Non-controlling interest - end of year                                 2,412,717   3,094,305
----------------------------------------------------------------------------------------------------
       Increase (Decrease) in non-controlling interest                         (681,588)    386,980
====================================================================================================

       Components of the increase (decrease) in non-controlling interest:

       [i]   non-controlling interest in subsidiaries' net results
             of operations                                                     (732,624)    165,218
      [ii]   net book value of REGI US, Inc. deemed sold [Note 8[a]]                811     221,762
     [iii]   net book value of REGI US, Inc. shares sold to settle debt          50,225           -
----------------------------------------------------------------------------------------------------
                                                                               (681,588)    386,980
====================================================================================================

9.   LOSSES  AND  DEDUCTIONS  FOR  TAX  PURPOSES

     The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $4,747,000 which are available to reduce Canadian taxable income of future years. The losses expire as follows:

                            $                          $
               2002     1,902,000          2006     409,000
               2003       987,000          2007     229,000
               2004       402,000          2008     428,000
               2005       390,000

     The Company's US subsidiary, REGI US, Inc., has U.S. income tax losses of US$4,792,000 which are available to reduce U.S. taxable income of future years. The losses expire as follows:

                            US$                       US$
               2008        23,000          2013     605,000
               2009       393,000          2014     417,000
               2010     1,007,000          2015     429,000
               2,011      792,000          2016     605,000
               2012       521,000

     The potential benefits of income tax losses have not been recognized in the accounts as realization is not likely.


10.  RELATED  PARTY  BALANCES  AND  TRANSACTIONS

     [a] The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

     [b] The amounts owing to or from related companies are unsecured, non-interest bearing and due on demand.

     [c] The Company sold 29,800 shares of an affiliated publicly listed company for proceeds of $89,129 resulting in a gain of $80,506.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

11.  COMMITMENTS

     [a] In connection with the acquisition of REGI the Company may have the following obligations:

          [i] a further 150,000 shares may be issued, subject to regulatory approval, when an independent market assessment report confirming the Beta version of The RC/DC Engine has commercial or military applications;

          [ii] a further 250,000 shares may be issued, subject to regulatory approval, upon signing of a contract to build and sell The RC/DC Engine or the execution of a license agreement with an independent company;

          [iii]A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

          [iv] Pursuant  to  a letter of understanding between the Company, REGI
               US and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

          [v] 1% net profit royalty will be payable to a director on all U.S. based sales.

     [b] In connection with the maintenance and continuation of ownership of the AVFS rights the Company is obligated to pay $6,000 per quarter to the inventor of the AVFS technology.

     [c] See Note 4 for obligations pursuant to the exercise of an option agreement to increase the Company's ownership in the hydrogen separator technology to 100%.

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES

     The material differences between Canadian and U.S. accounting principles is the treatment of the following items:

     [a]  Development  costs

          Development costs, under Canadian accounting principles, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off.

          Under U.S. accounting principles, development costs must be expensed as incurred requiring that development costs of $8,590,313 be expensed.

     [b]  Capital  assets

          Intellectual property and goodwill are treated as capital assets under Canadian accounting principles. Under U.S. accounting principles, these relate to and thus, are treated as, research and development, which must be expensed as incurred, requiring the net book value of capital assets totalling $587,606 be expensed.

     [c]  Non-controlling  interest

          The amounts written-off to operations in (a) and (b) above would be reduced by $2,412,717 which represents non-controlling interest therein.

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (CONTINUED)

     [d]  Accumulated  foreign  exchange

          Foreign exchange gains and losses recognized on translation of self-sustaining foreign operations are included in the statement of operations under U.S. accounting principles.

     [e] The balance sheet, as determined under U.S. accounting principles, is as follows:

                                                          2001          2000
                                                           $             $
ASSETS
  Current Assets
      Cash                                                       -      154,712
      Accounts receivable                                    1,446        3,822
      Marketable securities                                      -        8,623
      Prepaid expenses                                         119            -
--------------------------------------------------------------------------------
                                                             1,565      167,157
    Capital Assets                                         260,878      743,180
--------------------------------------------------------------------------------
                                                           262,443      910,337
================================================================================
LIABILITIES
    Current Liabilities
      Cheques issued in excess of funds on deposit          20,422            -
      Accounts payable and accruals                        727,662      437,606
      Due to related companies                             489,311      131,858
--------------------------------------------------------------------------------
                                                         1,237,395      569,464
Convertible Debentures                                           -       74,000
    Subscriptions For Shares of Subsidiary                 110,635            -
--------------------------------------------------------------------------------
                                                         1,348,030      643,464
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (DEFICIT)
    Capital Stock                                       10,392,920   10,142,920
Stock Based Compensation                                    52,117       22,818
    Deficit (refer to reconciliation following)        (11,530,624)  (9,898,865)
--------------------------------------------------------------------------------
                                                        (1,085,587)     266,873
--------------------------------------------------------------------------------
                                                           262,443      910,337
================================================================================

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (CONTINUED)

     [f] Loss and deficit accumulated during the development stage as determined under U.S. generally accepted accounting principles is as follows:

                                                             2001           2000
                                                              $              $
  Net earnings (loss), as determined under
    Canadian generally accepted accounting principles        (453,266)      249,532
    Amortization of goodwill on consolidation                  25,175        25,174
    Stock based compensation                                  (27,963)      (22,040)
    Foreign exchange translation                                1,876        30,425
    Non-controlling interest                                 (732,624)      165,218
    Gain on sale of subsidiaries' shares                       50,225             -
    Gain on issue of subsidiaries' shares                         811       221,761
    Development costs written-off                            (495,993)     (521,980)
------------------------------------------------------------------------------------
  Net earnings (loss), as determined under
    U.S. generally accepted accounting principles          (1,631,759)      148,090
  Deficit accumulated during the development
    stage, as determined under U.S. generally
    accepted accounting principles
     - Beginning of year                                   (9,898,865)  (10,046,955)
------------------------------------------------------------------------------------
     - End of year                                        (11,530,624)   (9,898,865)
====================================================================================
  Earnings (loss) per share, weighted average basis
  (excluding escrowed shares)                                   (0.10)          .01
====================================================================================

     [g] Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

                                                              2001         2000
                                                               $            $
  Deferred development costs, as determined in Canada       8,590,313    7,911,092
  Deferred development costs, as determined in the U.S.             -            -
-----------------------------------------------------------------------------------
  Increase to deficit as determined in the U.S.             8,590,313    7,911,092
===================================================================================
  Capital assets, as determined in Canada                     848,484    1,365,971
  Capital assets, as determined in the U.S.                   260,878      743,180
-----------------------------------------------------------------------------------
  Increase to deficit as determined in the U.S.               587,606      622,791
===================================================================================
  Non-controlling interest, as determined in Canada        (2,412,717)   3,094,305
  Non-controlling interest, as determined in the U.S.               -            -
-----------------------------------------------------------------------------------
  Decrease to deficit as determined in the U.S.            (2,412,717)  (3,094,305)
===================================================================================

REG  TECHNOLOGIES  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended April 30, 2001 and 2000

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THOSE IN THE UNITED STATES (CONTINUED)

     [g] Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

                                                                   2001         2000
                                                                    $            $
  Accumulated foreign exchange gain, as determined in Canada       497,151     320,721
  Accumulated foreign exchange gain, as determined in the U.S.           -           -
---------------------------------------------------------------------------------------
  Decrease to deficit as determined in the U.S.                   (497,151)   (320,721)
=======================================================================================
  Stock based compensation, as determined in Canada                      -           -
  Stock based compensation, as determined in the U.S.               52,117      22,818
---------------------------------------------------------------------------------------
  Increase to deficit as determined in the U.S.                     52,117      22,818
=======================================================================================
  Deficit, as determined in Canada                               5,210,456   4,757,190
  Deficit, as determined in the U.S.                            11,530,624   9,898,865
---------------------------------------------------------------------------------------
  Net increase to deficit as determined in the U.S.              6,320,168   5,141,675
=======================================================================================

13.  SUBSEQUENT  EVENT

     Subsequently, REGI U.S., Inc. has raised an additional US$86,300 and will issue a further 298,333 units at $0.30 per uni

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