Form 20-F
period 2002-04-30
REG TECHNOLOGIES INC
filed 2002-10-30
CIK 925541

United States Securities and Exchange Commission
Washington, D.C. 20549
________________________________________________
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   0-24342

Reg Technologies, Inc.
 (Exact name of registrant as specified in its charter)

British Columbia, Canada
  (Jurisdiction of incorporation or organization)

1103 - 11871 Horseshoe Way
   Richmond, British Columbia V7A 5H5, Canada
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

Title of Each Class	Outstanding at April 30, 2002
Common Shares, no par value Preferred Shares, $1.00 par value Class A, no par value	17,078,371 none none

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ____ No    X

Indicate by check mark which financial statement the registrant has elected to follow.

Item 17.    X    Item 18.____

TABLE OF CONTENTS

Forward-Looking Statements		4
Foreign Private Issuer Status and Currencies and Exchange Rates		5
PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5
ITEM 2.	OFFER AND STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	SELECTED FINANCIAL DATA	5
B.	CAPITALIZATION AND INDEBTEDNESS	6
C.	REASON FOR THE OFFER AND USE OF PROCEEDS	6
D.	RISK FACTORS	6
ITEM 4.	INFORMATION ON THE COMPANY	10
A.	HISTORY AND DEVELOPMENT	10
B.	BUSINESS OVERVIEW	12
C.	ORGANIZATIONAL STRUCTURE	20
D.	PROPERTY, PLANT AND EQUIPMENT	20
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	21
A.	OPERATING RESULTS	21
B.	LIQUIDITY AND CAPITAL RESOURCES	22
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	22
D.	TREND INFORMATION	23
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	23
A.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	23
B.	COMPENSATION	24
C.	BOARD PRACTICES	26
D.	EMPLOYEES	26
E.	SHARE OWNERSHIP	26
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	27
A.	Major Shareholders	27
B.	Related Party Transactions	27
C.	Interests of Experts and Counsel	28
ITEM 8.	FINANCIAL INFORMATION	28
A.	Consolidated Statements and Other Financial Information	28
B.	Significant Changes	28
ITEM 9.	THE OFFER AND LISTING	28
ITEM 10.	ADDITIONAL INFORMATION	28
A.	Share Capital	29
B.	Memorandum and Articles of Association	29
C.	Material Contracts	29
D.	Exchange Controls	29
E.	Taxation	30
F.	Dividends and Paying Agents	30
G.	Statement by Experts	30
H.	Documents on Display	30
I.	Subsidiary Information	31
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	31
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	31
PART II		31
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	31
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	31
A.	Material Modifications to the Rights of Security Holders	31
B.	Use of Proceeds	31

ITEM 15.	[RESERVED]	31
ITEM 16.	[RESERVED]	31
PART III		31
ITEM 17.	FINANCIAL STATEMENTS	31
ITEM 18.	FINANCIAL STATEMENTS	32
ITEM 19.	EXHIBITS	32
SIGNATURE PAGE

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

These forward-looking statements address, among others, such issues as:

·	future prices of and demand for our products,
·	future earnings and cash flow,
·	future plans and capital expenditures,
·	expansion and other development trends of the engine industry,
·	expansion and growth of our business and operations, and
·	our prospective operational and financial information.

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

However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

·	fluctuations in prices of our products,
·	potential acquisitions and other business opportunities,
·	general economic, market and business conditions, and
·	other risks and factors beyond our control.

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

Foreign Private Issuer Status and Currencies and Exchange Rates

Foreign Private Issuer Status:

Reg Technologies, Inc., (hereinafter referred to as the "Company”, or “we”, “it”, “our” or such other context as may be applicable), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents, our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.5681 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2002. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On October 16, 2002, the Noon Buying Rate was CDN$ 1.5840 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

Year	Average	Low/High	April 30

2002	1.5671	1.5102/1.6128	1.5681
2001	1.5113	1.4639/1.5790	1.5360
2000	1.4634	1.4977/1.4475	1.4789
1999	1.5088	1.5465/1.4305	1.4565
1998	1.4056	1.4451/1.3795	1.4310

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable, but see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2. OFFER AND STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.         SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2002 and 2001, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2002 and 2001 have been audited by

Manning Elliott. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 12 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2002, US$1.00 was equal to approximately C$1.5681. The exchange rates for the past five fiscal years ended April 30, are presented in the introduction to this registration statement.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2002	2001	2000	1999	1998
Net sales or operating revenues	-	-	-	-	-
Income (loss) from operations	165,989	(1,631,759)	148,090	(929,866)	306,701
Income (loss) from continuing operations	165,989	(1,631,759)	148,090	(929,866)	306,701
Net income (loss)	165,989	(1,631,759)	148,090	(929,866)	306,701
Net income (loss) from operations per share	(0.01)	(0.10)	0.01	(0.06)	.02
Income (loss) from continuing operations per share	(0.01)	(0.10)	0.01	(0.06)	.02
Total assets	253,364	262,443	910,337	890,170	924,052
Net assets	(838,674)	(1,085,587)	266,873	95,965	331,427
Capital stock (excluding long term debt and redeemable preferred stock)	10,467,921	10,392,920	10,142,920	10,142,920	9,448,516
Number of shares as adjusted to reflect changes in capital	17,078,371	16,578,371	16,078,371	16,078,371	14,999,782
Dividends per share	-	-	-	-	-
Diluted net income per share	-	-	-	-	-

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

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

We have reported losses in each year since its inception. At April 30, 2002, we had an accumulated deficit of ($11,364,635) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Going Concern Disclosure In Independent Auditor's Report. The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a "going concern" qualification, indicating that our losses and deficits in working capital and shareholders' equity raise substantial doubt about our ability to continue as a going concern. See " Operating and Financial Review and Prospects” and Notes to Financial Statements.

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

Dependence on Consultants and Outside Manufacturing Facilities. Since our present plans do not provide for a significant technical staff or the establishment of manufacturing facilities, we will be primarily dependent on others to perform these functions and to provide the requisite expertise and quality control. There is no assurance that such persons or institutions will be available when needed at affordable prices. It will likely cost more to have independent companies do research and manufacturing than for us to handle these resources.

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

Timing of new product introductions and lack of market acceptance for our new products. Our future success may be dependent on the success of our products and services. The success of our business depends on a variety of factors, including:

·	the quality and reliability of our products and services;
·	our ability to develop new products and services superior to that of our competitors;
·	our ability to establish licensing relationships and other strategic alliances;
·	our pricing policies and the pricing policies of our competitors;
·	our ability to introduce new products and services before our competitors;
·	our ability to successfully advertise our products and services; and
·	general economic trends.

Volatility of The Over-the-Counter Bulletin Board (“OTC BB”) or the TSX Venture Exchange may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB and/or the TSX Venture Exchange have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB and/or the TSX Venture Exchange without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, may continue to adversely affect the market price of the Common Stock.

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

Potential lack of attractive investment targets. Continued volatility of stock prices on the OTC BB and the TSX Venture Exchange may have a material adverse effect on our ability to raise capital on the OTC BB or the TSX Venture Exchange or by private investment, and the price of our common stock could fluctuate substantially.

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

Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5, Canada. Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

We made our initial public offering of 500,000 Common Shares in July 1983 at a price of $0.50 per share to residents of British Columbia. Following the completion of that offering, our shares were listed on the Vancouver Stock Exchange (which is now the TSX Venture Exchange, previously the Canadian Venture Exchange).

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") is a 52.5% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 20,000,000 common shares. As of April 30, 2002, a total of 10,221,735 shares are issued of which 5,073,200 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

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

Our stock currently trades on the OTC BB under the symbol REGRF and on the TSX Venture Exchange as RRE.

B.         BUSINESS OVERVIEW

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by RAND. A United States patent was issued for the RC/DC Engine on July 4, 1995, and assigned to us. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

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

Rand Cam Technology

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

On July 12, 2001 we announced that our Engineer, Patrick Badgley, has completed a proposal to build a residential Cold Turbine Rand Cam™ generator. The self-contained residential power plant will be capable of providing 100% of the power needs of a modern luxury residence and would run on natural gas, propane or diesel fuel. The 25kW Rand Cam™ power plant would run at 3600 rpm, be extremely quiet, only 18 inches in overall diameter and would weigh 110 lbs.

Designs have been completed for three different applications of this new engine concept. The Cold Turbine is the use of a positive displacement RAND CAM(TM) compressor and a positive displacement RAND CAM(TM) expander in a Brayton cycle (gas turbine) machine.

Rotary Power International has been granted a license agreement for the power generator applications.

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

Motor Scooter Project

The motor scooter project was successfully tested by Paul LaMarche, our engineer in Detroit, Michigan. Additional testing is proposed to prove the concept to potential interested customers.

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

On August 21, 2001 we announced that the prototype air compressor requested by a major fuel cell manufacturer has been fabricated and is currently undergoing additional testing at REGI U.S.’s facility in Detroit. At the completion of this effort the compressor will be delivered to a compressor manufacturer for evaluation and testing as a first step towards this manufacturer becoming a licensee to manufacture compressors for our applications.

Air Pump

On September 21, 2000 we announced that Paul LaMarche, a director and Vice President of Engineering, completed a series of feasibility tests on the Rand Cam air pump for the Lumbar seat application in automobiles. The Rand Cam air pump was tested without lubrication and filled the lumbar chamber in less than four (4) seconds, which is less than required by the specifications, at only 6,600 rpm. To date, production costs and manufacturing techniques have not been completed.

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

Hydrogen Separator

We purchased the rights to the H2O Hydrogen Separator Technology consisting of a hydrogen separator based, which is a unique system for extracting hydrogen from water. We own a 50% interest in the U.S. rights and Reg Technologies, Inc. owns 50% of the worldwide rights excluding the U.S. to the Hydrogen Separator Technology.

In consideration for a 50% interest for the rights to the Hydrogen Separator Technology Reg Technologies, Inc. (“Reg”) agrees that we shall apply for a patent in the U.S. for the Hydrogen Separator Technology at Reg’s expense; and Reg agrees to build a prototype of the Hydrogen Separator Technology as designed by GHM, Inc. We declined the option to purchase an additional 50% interest. To date, patent confirmation has not been received by Reg.

Ceramic Rand CamTM Engine

On December 6, 2001 we announced that a U.S. Navy contract (SBIR No1-144) has been awarded to Advanced Ceramics Research (prime contractor) and REGI U.S., Inc. to build and test a Naval 0.5 horsepower ceramic engine. The proposed engine is a four stroke Rand Cam™ engine utilizing continuous injection and combustion in a single combustion chamber. The engine will be of all ceramic construction to permit high temperature operation, without cooling, to effectively burn heavy oil. This new motor will be developed for powering the U.S. Navy’s new Smart War-fighter Array of Re-configurable Modules (SWARM) low cost unmanned aerial vehicle.

On April 4, 2002 we announced that we signed an agreement to grant a license to Advanced Ceramics Research, Inc. (“ACR”) for the Rand Cam™ based motors for 10 H.P. or less for the SBIR No 1-144 Navy Contract for the remote piloted applications. We agreed that a 5 year contract will also be granted to ACR for the Rand Cam™ concept motors for the commercial and military rights for the applications developed under the Navy contract for 10 H.P or less.

We will receive a royalty fee of 5% of the purchase price for the commercial and Navy applications. We also receive 30% of the Navy phase I contract and 50% of the phase II contract which is typically $50,000 to $100,000 for Phase I and $500,000 to $750,000 for Phase II. Phase I has been completed by Advanced Ceramics. The Company is awaiting funding from Phase II to be determined before the end of December, 2002.

Progress Report from May 1, 2001 to April 30, 2002

On June 28, 2001 we reported that the air pump for the fuel cell has been assembled and testing has been completed. The air pump was designed for the 1KW fuel cell and is to be further tested by a potential customer at their facilities.

On August 21, 2001, we reported progress on the Rand Cam™ Air Conditioning Compressor. We previously reported the air conditioning compressor for heavy-duty bus applications was completed and delivered to the Trans Air Manufacturing Company for testing in January of this year. Unfortunately, the testing has not been started. Pat Badgley previously visited this company and was assured that Trans Air is still very interested in the compressor. Testing has been delayed due to reorganization of Trans Air. We expect testing to commenced as soon as possible as Trans Air is still interested in the Rand Cam Engine compressor.

On October 22, 2001 we announced that Robert D. Stoddart B.S. Chemical Engineering, was appointed as Corporate Marketing Director for the Rand Cam(TM) technology applications for REGI U.S., Inc. Robert Stoddart brings with him 30 years experience in the aerospace and aircraft industry, as Corporate Marketing Director and Federal Government Affairs Director. Mr. Stoddart has been involved as a contractor and/or consultant for the Department of Defense, Naval Sea Systems Command; Naval Air Systems Command and Defense Advanced Research Projects Agency (DARPA).

We also announced that Stodd International, Mr. Stoddart's company, was appointed as agent for REGI U.S., Inc. to raise up to $6 million (U.S.) on a non-exclusive basis. A 5% agents fee of the total funds received from contacts introduced by Stodd International will be paid for funds raised, license fees, royalty payments and contract fees. We believe that Mr. Stoddart’s extensive expertise in government relations and advanced technologies marketing will be a valuable asset to marketing the Rand Cam(TM) projects and raising substantial funds for REGI U.S., Inc.

Our Rand Cam(TM) technology was exhibited at the GSE Expo (Ground Support Equipment Expo http://www.gseexpo.com) in Las Vegas at the Rio Hotel and Convention Center on October 23-25, 2001. Our booth was well attended.

On December 6, 2001, we announced that a U.S. Navy contract (SBIR No1-144) has been awarded to Advanced Ceramics Research (prime contractor) and REGI U.S., Inc. to build and test a Naval 0.5 horsepower ceramic engine. The proposed engine is a four stroke Rand Cam(TM) engine utilizing continuous injection and combustion in a single combustion chamber. The engine will be of all ceramic construction to permit high temperature operation, without cooling, to effectively burn heavy oil. This new motor will be developed for powering the U.S. Navy's new Smart War-fighter Array of Re-configurable Modules (SWARM) low cost unmanned aerial vehicle.

On April 4, 2002 we announced that we signed an agreement to grant a license to Advanced Ceramics Research, Inc. (“ACR”) for the Rand Cam™ based motors for 10 H.P. or less for the SBIR No 1-144 Navy Contract for the remote piloted applications.

A 5 year contract will also be granted to ACR for the Rand Cam™ concept motors for the commercial and military rights for the applications developed under the Navy contract for 10 H.P or less. We will receive a royalty fee of 5% of the purchase price for the commercial and Navy applications. REGI U.S., Inc. also receives 30% of the Navy phase I contract and 50% of the phase II contract which is typically $50,000 to $100,000 for Phase I and $500,000 to $750,000 for Phase II.

The Industry

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

We are currently targeting the diesel engine market for military applications.

Description of the Markets in Which the Company Competes

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

Availability of Raw Materials

Since we are not in production and there are no plans at this time for us to enter the actual engine manufacturing business, raw materials are not of present concern. At this time, however, there does not appear to be any foreseeable problem with obtaining any materials or components, whic h may be required in the manufacture of its potential products.

Marketing Strategy

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

The following marketing activities are all currently underway:

AIR CONDITIONING COMPRESSOR - An agreement with Trans Air Manufacturers has been completed to use the Rand Cam(TM) compressor in air conditioning units in bus applications. We have delivered a compressor prototype for testing. We are awaiting test results from Trans Air.

AIR PUMP – A prototype air pump for a Fuel Cell Application has been completed and will be delivered to the Fuel Cell manufacturer for testing soon.

DIESEL ENGINE – Efforts are underway to obtain funding for modifications of the existing Diesel engine to incorporate the latest winged rotor technology and incorporate extensive thermal barrier coatings. Also several new aircraft engine designs have been completed for aircraft applications ranging from 1 to over 400 horsepower for interested potential customers. We have signed a license agreement with Advanced Ceramics and Radian MILPARTS to further develop our Rand Cam Technology for diesel engine applications. We are currently designing a 42 H.P diesel engine for a remote piloted helicopter for potential military applications.

Patents and Licenses

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

Two additional patents have been issued for improvements to the engine including: U.S. Patents 5,509,793 “Rotary Device with Slidable Vane Supports) issued April 24, 1996 and 5,551,853 “Axial Vane Rotary Device and Sealing System Therefor) issued September 3, 1996. Additional patent applications are presently in process for the Winged Rotor, Multi-Piece Vanes and Cold Turbine.

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

Pursuant to our agreement with Weston, we agreed to pay to Weston 8.5% of net sales derived from the AVFS together with a minimum annual royalty of $24,000 per year beginning October 1, 1997, payable quarterly. This agreement was terminated February 4, 2002.

Competition and Alternative Technologies

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

C.         ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

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

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,364,635 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. Our working capital deficit is $1,066,117. Our major assets are our tangible and intangible assets, being patents and intellectual property rights, totaling $227,438 which represents 90% of total assets. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Fiscal 2002 compared to 2001

Results of operations was net income of $166,000 ($0.01 per share) for 2002 as compared to a net loss of $1,632,000 ($0.10 per share) for 2001.

No revenues from the sale or licensing of any technology were realized in 2002 or 2001. We entered into license agreements with Advanced Ceramics Research, Inc. and Rotary Power Generation Incorporated.

In 2002, we recognized a gain of $423,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $423,000 which resulted in a deemed disposition of 5% of our ownership in the subsidiary. In 2001 there was a gain of $2,000 on proceeds of $3,000. In 2001 we realized a gain of $81,000 from the sale of the remaining shares of LinuxWizardry Systems Inc. and received cash proceeds of $89,000. In 2002 a loss of $30,000 was recognized due to the write-down of the AVFS rights and development costs as compared to $678,000 in 2001. Administrative expenses decreased by $308,000 to $349,000 in 2002 from $652,000 in 2002. This increase is a result of: investor relations activities being decreased by $280,000 to $122,000 in 2002 as compared to $402,000 in 2001; professional fees decreased by $14,000 to $55,000 in 2002 as compared to $69,000 in 2001; regulatory fees decreased by $11,000 to $19,000 in 2002 as compared to $30,000 in 2001 as result of redeployment of staff to other companies.

Research and development expenses decreased by $528,000 to a $30,000 recovery compared to $498,000 spent in 2001. The largest components of research and development are prototype development costs of $15,000 compared to $121,000 spent in 2001 and technical consulting of $97,000 compared to $219,000. Technical consulting continued, with a reduction in pay, to consist of Patrick Badgley and Paul LaMarche. Accounts payable of $259,000 were written off during 2002. The majority of prototype developments are now being borne by the licensees and manufacturers.

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

Fiscal 2002 compared to 2001

During the fiscal year ended April 30, 2002, we derived most of our development and operating capital primarily from the $216,719 in profits ($312,380 in proceeds) generated as a result of gains on the issuance of the subsidiary’s own shares (compared to nil received in fiscal 2001). Proceeds from related companies rose to $854,731 in 2002 from $489,311 the previous year, an increase of $365,423.

During the year, we raised a further $75,000, pursuant to a private placement of 500,000 units at $0.15 per unit. These units were issued in October, 2002.Each unit consisted of one share and one warrant to acquire one additional share at $0.20 per share if exercised in year one after receipt of funds. These funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of warrants and stock options, if exercised. Warrants with respect to 500,000shares at $0.20 per share may be exercised to net $100,000 and options with respect to 1,300,000 shares at prices between $0.40 and $0.52 per share may be exercised to net $574,000, if exercised.

Our investment in research and development activities totaled $101,219 during the 2002 fiscal year, up 26% from the $650,575 spent during the 2001 fiscal year.

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

During the last two fiscal years, we spent $165,145 on research and development.

D.         TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of April 30, 2002, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2002.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President and Director	Annual Shareholders Meeting for fiscal 2002	1982
Jennifer Lorette	Secretary and Vice President of Administration and Director	Annual Shareholders Meeting for fiscal 2002	2001
Patrick Badgley	Director	Annual Shareholders meeting for fiscal 2002	1993
Susanne Robertson	Director	Annual Shareholders meeting for fiscal 2002	1984

Susanne Robertson, a director, is the wife of John Robertson, our President and a director.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C. Since October 1984, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of LinuxWizardry Systems, Inc. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, a U.S. public company engaged in the Internet services provider business. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette, Richmond, B.C. - Since April 1994, Ms. Lorette has been Vice President of Administration for Reg Technologies, Inc., and became a director in 2000. Ms. Lorette is a director of LinuxWizardry Systems, Inc., a British Columbia company traded on the OTC BB, and has held several positions with it since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, and its predecessor. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Since November 1997 Ms. Lorette has been Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration. She also became a director in February 2001. Ms. Lorette is a citizen and resident of Canada.

Susanne M. Robertson, Richmond, B.C. Mrs. Robertson has been a director of the Company since 1984 and is also the wife of John Robertson, its president. She has been active in the management of the Company since its incorporation. She is also a director of LinuxWizardry Systems, Inc. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd. Mrs. Robertson is a citizen and resident of Canada.

Patrick Badgley, Columbus, Indiana Mr. Badgley has been a director is the Company since 1993. Mr. Badgley was appointed Vice President, Research and Development of REGI U.S. in February 1994. He is directing and participating in the technical development of the Rand Cam compressor, gasoline engine and diesel engine. Between 1986 and 1994, Mr. Badgley was the Director of Research and Development at Adiabatics, Inc., in Columbus, Indiana, where he directly oversaw several government and privately sponsored research programs involving engines. He was the Program Manager for the Gas Research Institute project for emissions reduction of two-stoke cycle natural gas engines. He was also Program Manger for several coal fuel diesel engine programs for the Department of Energy and for uncooled engine programs for a Wankel engine for NASA and for a piston type diesel engine for the U.S. Army. Mr. Badgley's work has covered all phases of research, design, development and manufacturing, from research on ultra-high speed solenoids and fuel sprays, to new product conceptualization and production implementation of fuel pumps and fuel injectors. Mr. Badgley received his Bachelor of Science degree in Mechanical Engineering from Ohio State University. Since February 1995 Mr. Badgley has also been a director and officer of IAS Communications Inc. He is also a director of Adiabatics Inc., and Advanced Engine Concepts. Mr. Badgley is a citizen and resident of the United States.

B.         COMPENSATION

For the fiscal year ended April 30, 2002 we and our subsidiary paid $217,499 in compensation to directors and officers as a group. Total compensation paid to all employees was $282,193.

During the year ended April 30, 2002, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was C$18,000 and US$46,250.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd. (“SMR”), and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, a director of the Company and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract is renewable annually after the initial term ended May 1, 1999. During fiscal 2002 SMR was paid an additional $1,500 per month for secretarial services.

$12,000 was paid to our President, John G. Robertson, as a director's fee during the past fiscal year.

During fiscal 2002, US$30,000 and US$10,500 was paid to Access Information Systems, Inc., which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees, for project management services and secretarial services, respectively.

US$50,440 was paid during the year by REGI U.S. Inc., our US subsidiary, to Patrick Badgley for research and development services related to the Rand Cam Engine.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2002 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2002, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation shall be included in the Information Circular for our 2002 annual general meeting, which is anticipated to be held on or about January 6, 2003.

During the fiscal year ended April 30, 2002 no additional stock options were granted pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,325,000. Of the total amount, 850,000 are exercisable at $0.10 per share expiring October 11, 2005, and 475,000 are exercisable at $0.10 per share on April 1, 2004. All options were repriced to $0.10 on September 23, 2002.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John G. Robertson	750,000	$0.10	11-24-03
Jennifer Lorette	50,000	$0.10	04-01-04
Susanne Robertson	250,000	$0.10	04-01-04
Patrick Badgley	100,000	$0.10	04-01-04
TOTAL HELD AS A GROUP:	1,150,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Suzanne Foster	25,000	$0.10	11/10/05
Gordon Friesen	75,000	$0.10	11/10/05
Paul LaMarche	50,000	$0.10	04/01/04
TOTAL:	150,000

C.         BOARD PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established an Audit Committee which members consist of John Robertson, Patrick Badgley, and Susanne Robertson. It is intended that following the completion of the annual general meeting of shareholders scheduled to be held on January 6, 2003, that, providing the directors nominated are elected by the shareholders, the directors will appoint John Robertson, Patrick Badgley, and Susanne Robertson as members of the Audit Committee.

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

As of April 30, 2002, we employed one full-time contractor and three part-time employees/contractors. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.         SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at September 30, 2002:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	1,861,569	10.90%
Jennifer Lorette (3)	58,400	*
Susanne Robertson (4)	1,652,946	9.68%
Patrick Badgley(5)	100,000	*

(1)	as at September 30, 2002, there were 17,078,371 issued and outstanding common shares.
(2)
Includes 479,400 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currently exercisable but not in the money.

(3)	Includes 50,000 stock options which are currently exercisable but not in the money.

(4)
SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 1,055,471 common shares representing 11.84% of our outstanding common shares.This amount also includes 250,000 stock options which are currently exercisable but not in the money.

(5)	Includes 100,000 stock options which are currently exercisable but not in the money.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to “ – Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of September 30, 2002, 17,078,371 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, no person beneficially owned shares carrying more than 10% of the voting rights attached to all our shares.

We do not know of any arrangements which could result in a change in our control.

B.         Related Party Transactions.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,5OO per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2002, 2001 and 2000, and rent of $6,000 in each of fiscal years 2002, 2001 and 2000. SMR is a private company owned by Susanne M. Robertson, one of our directors and the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2002, 2001 and 2000.

We had related party advances outstanding of $854,734 at the April 2002 year-end, compared to $489,311 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During fiscal 1993, for an investment of $25,000, we acquired 100,000 shares Flame Petro-Minerals Corp., now called LinuxWizardry Systems, Inc., which currently trades on the OTC Bulletin Board. At the time it was a resource development company controlled by John G. Robertson. During the 2000 fiscal year we sold 70,200 shares for proceeds of $308,428 resulting in a monetary gain of $288,115. During the 2001 fiscal year, we sold 29,800 shares of an affiliated publicly listed company for proceeds of $89,129 resulting in a gain of $80,506.

During the fiscal year ended April 30, 2002 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2002 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness.

C.         Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

See Auditor’s Report and pages F-1 to F-14 following Item 19.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.         Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9A and Item 9C.

Our shares have traded on the Vancouver Stock Exchange (the "VSE") its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange (the principal non-United States trading market) since August, 1983. In addition, there has been a U.S. market in our shares on the NQB "Pink Sheets" for the past several years and more recently, on the OTC Bulletin Board. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets" or the OTC Bulletin Board. The ranges of the low and high sales prices for our shares traded on the VSE/CDNX/TSX during the last two fiscal years ended April 30 were as follows:

		Period	High	Low	Close
2001
	1st Quarter ended	7/31/00	0.80	0.47	0.50
	2nd Quarter ended	10/31/00	0.75	0.41	0.50
	3rd Quarter ended	1/31/01	0.76	0.30	0.31
	4th Quarter ended	4/30/01	0.38	0.15	0.28

2002
	1st Quarter ended	7/31/01	0.25	0.17	0.17
	2nd Quarter ended	10/31/01	0.30	0.14	0.19
	3rd Quarter ended	1/31/02	0.25	0.13	0.13
	4th Quarter ended	4/30/02	0.16	0.10	0.11

The following table shows the high and low closing prices of our stock traded on the TSX Venture Exchange during the most recent six months, for each month as follows:

Month	High Closing Price	Low Closing Price
2002, to October 17	$0.09	$0.06
2002, September	$0.12	$0.07
2002, August	$0.10	$0.07
2002, July	$0.08	$0.07
2002, June	$0.13	$0.08
2002, May	$0.11	$0.11
2002, April	$0.14	$0.10

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
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b)   Documents filed as exhibits to this annual report:

Exhibits filed herewith

Material contracts not made in the ordinary course of business.

Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002

Agreement between REGI and Advanced Ceramics Research dated March 20, 2002

(c)     Listing of parents and subsidiaries

Other Exhibits

99.1 Certification of John Robertson, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes - Oxley Act of 2002

99.2 Certification of Sue Robertson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes - Oxley Act of 2002

Reg Technologies Inc.

Consolidated Financial Statements

For the Years Ended

April 30, 2002 and 2001

Auditors’ Report

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheets of Reg Technologies Inc. as at April 30, 2002 and 2001, and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2002 and 2001, and the results of its operations and the changes in its cash flows for the years then ended, in accordance with generally accepted accounting principles used in Canada. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 13, 2002

Comments by Auditors for
U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 2 to these financial statements. Our report to the shareholders dated September 13, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 13, 2002

Reg Technologies Inc.

Consolidated Balance Sheets

As at April 30, 2002 and 2001

	2002	2001
	$	$
Assets
Current Assets
Accounts receivable	25,926	1,446
Prepaid expense	–	119

	25,926	1,565
Property, Plant and Equipment [Note 4]	773,713	848,484
Development Costs [Schedule]	8,676,237	8,590,313
	9,475,876	9,440,362

Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	11,417	20,422
Accounts payable and accruals	225,893	727,662
Due to related companies [Note 9]	854,734	489,311
	1,092,044	1,237,395
Non-controlling Interest [Note 7]	2,702,347	2,412,717
Subscriptions for Shares of Subsidiary	–	110,635
	3,794,391	3,760,747

Shareholders’ Equity
Capital Stock [Note 5]	10,467,921	10,392,920
Accumulated Foreign Exchange Gain [Note 3]	554,093	497,151
Deficit	(5,340,529)	(5,210,456)
	5,681,485	5,679,615
	9,475,876	9,440,362

Contingency [Note 2]

Approved by the Board	/s/ John G. Robertson	/s/ Jennifer Lorette

	John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.

Consolidated Statements of Operations and Deficit

For the Years Ended April 30, 2002 and 2001

	2002	2001
	$	$
Administrative Expenses
Amortization - property, plant and equipment	3,379	2,918
- goodwill [Note 4]	25,175	25,175
Bank charges and interest	4,187	6,685
Foreign exchange	(36,808)	13,146
Investor relations - advertising	13,215	60,936
Investor relations - consulting	105,526	313,665
Management and directors fees	42,000	42,000
Mineral property maintenance expenses	5,292	12,083
Office, printing and couriers	34,660	22,348
Professional fees	55,414	69,456
Regulatory fees	19,263	30,344
Rent	23,549	16,838
Royalties	–	4,565
Secretarial wages and benefits	37,486	32,662
Telephone	28,376	5,513
Travel and promotion	6,955	638
Less interest income	(128)	(568)
Net Loss Before Other Items	(367,541)	(658,404)
Other Items
Write-off of intellectual property and development costs	(30,472)	(678,562)
Gain on payables written-off	42,115	35,380
Gain on sale of marketable securities [Note 9[c]]	–	80,506
Gain on sale of subsidiaries shares	13,588	32,907
Gain on issue by subsidiary of its own shares
outside the consolidated group [Note 7[a]]	216,719	2,283
Non-controlling interest adjustment [Note 7[b]]	(4,482)	732,624
Net Loss for the Year	(130,073)	(453,266)
Deficit - Beginning of Year	(5,210,456)	(4,757,190)
Deficit - End of Year	(5,340,529)	(5,210,456)

Earnings (Loss) per Share - weighted average basis	(.01)	(.03)

Weighted average number of shares outstanding	16,870,000	16,245,000

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.

Consolidated Statements of Cash Flows

For the Years Ended April 30, 2002 and 2001

	2002	2001
	$	$
Operating Activities
Net loss for the year	(130,073)	(453,266)
Items not involving cash
Services paid by issuing shares of subsidiary	–	83,132
Amortization	28,554	28,093
Non-controlling interest	4,482	(732,624)
Gain on issue by subsidiary of its own shares	(216,719)	(2,283)
Gain on payables written-off	(42,115)	(35,380)
Gain on sale of marketable securities	–	(80,506)
Gain on sale of subsidiaries shares	(13,588)	(32,907)
Write-off of intellectual property and developmental costs	30,472	678,562
	(338,987)	(547,179)
Change in non-cash working capital items
Accounts receivable	(24,480)	2,376
Accounts payable and accruals	(501,769)	325,436
Prepaid expenses	119	(119)
Cash to Operating Activities	(865,117)	(219,486)
Financing Activities
Shares issued for cash	75,000	250,000
Proceeds from related companies	365,423	357,453
Proceeds on subsidiary’s shares issued	312,380	–
Proceeds on sale of marketable securities	92,439	89,129
Subscriptions received	–	110,635
Redemption of convertible debentures	–	(74,000)
	845,242	733,217
Investing Activities
Development costs - net of amortization	(101,219)	(630,446)
Acquisition of computers and office equipment	–	(309)
Patent protection costs	(3,585)	(47,696)
	(104,804)	(678,451)
Translation Adjustments	133,684	(10,415)
Increase (Decrease) in Cash During the Year	9,005	(175,135)

Cash (Deficiency) - Beginning of Year	(20,422)	154,713
Cash (Deficiency) - End of Year	(11,417)	(20,422)

Non-Cash Financing Activities	–	–

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.

Consolidated Schedule of Deferred Development Costs

To April 30, 2002

	April 30, 2001 Cumulative	Incurred during the year	April 30, 2002 Cumulative

	$	$	$
Amortization of patents and intellectual property	437,847	45,861	483,708
Consulting	1,087,148	111,830	1,198,978
Management	524,150	55,030	579,180
Market development	381,560	3,413	384,973
Overhead	337,931	47,444	385,375
Professional fees	234,100	2,358	236,458
Prototype design and construction	4,529,900	58,460	4,588,360
Reports	77,169	4,225	81,394
Salaries	621,192	6,153	627,345
Travel and promotion	480,746	10,177	490,923
	8,711,743	344,951	9,056,694
Less: Government assistance	(121,430)	–	(121,430)
Payables written-off	–	(259,027)	(259,027)
	8,590,313	85,924	8,676,237

Note:

Included in development costs capitalized during the year is a non-cash adjustment for the increase in foreign exchange in translating the Company’s US subsidiary’s balances into Canadian dollars at the year-end rate. Cash expenditures incurred during the year, not including amortization, amounted to $101,219.

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

1	.	Consolidated Financial Statements

These consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc., which owns a 45% interest in REGI US, Inc., a U.S. public company listed on the OTC Bulletin Board in the United States. REGI US, Inc. continues to be considered a controlled subsidiary for consolidation purposes by way of control through other affiliated companies.

2	.	Nature of Operations and Continuance of Business

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “RC/DC Engine”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. which controls REGI US, Inc. REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby the companies each fund 50% of the further development of The RC/DC Engine and its related industrial applications.

These financial statements have been prepared on the basis of a going concern, which contemplates the crealization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of The RC/DC Engine or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additiona costs for the further advancement and application diversification of The RC/DC Engine and related applications must be incurred. There is risk as to the Company’s ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

The Company also owns a 51% interest in Rand Energy Group, which owns 5,053,000 shares of REGI U.S. Inc., a U.S. company trading on the OTC Bulletin Board, which shares had a value of approximately US$500,000 as of September 13, 2002. The Company can sell up to 113,000 shares of REGI US, Inc., being 1% of the issued shares, during any 90 day period.

3	.	Significant Accounting Policies

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

[b] Development costs

Costs incurred by the Company in development of The RC/DC Engine and related applications are capitalized as incurred. Costs will be amortized over the estimated useful life of specific licensed productsor rights following commencement of commercial activity, or written-off should The RC/DC Engine and/or AVFS be determined not to be commercially viable. The AVFS rights and development costs were written-off during the year.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

3	.		Significant Accounting Policies (continued)

		[c]	Property, plant and equipment

Costs to register and protect patents are capitalized. Coststo acquire intellectual property such astechnological rights and design drawings are capitalized. Costs of patents and intellectual property arebeing amortized to development costs on a straight-line basis over 20 years or written-off should TheRC/DC Engine and/or AVFS be determined by management not to be commercially viable.

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

[ii] Translation of foreign subsidiary balances

Assets and liabilities of REGI US, Inc. are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollars using the average exchange rate for the year with any translation gain or loss deferred and included as a separate component of shareholders’ equity.

The accumulated foreign exchange gain, totalling $554,093 to April 30, 2002, is a result of translating assets and liabilities at the rate of exchange on April 30, 2002 as compared to the exchange rate accumulated from the inception of REGI US, Inc

.
		[f]	Use of estimates

The preparation of financial statements in conformity withCanadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets and goodwill, and recording of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

4	.	Property, Plant and Equipment

Property, plant and equipment include tangible and intangible assets stated at cost less accumulated amortization.

			2002	2001
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
Tangible
Computer equipment	98,125	97,084	1,041	4,342
Intangible
Goodwill	503,494	218,181	285,313	310,488
RC/DC Engine rights and related
patent protection costs	810,422	323,064	487,358	512,644
AVFS rights and related
patent protection costs	–	–	–	9,109
Mineral resource properties	1	–	1	1
Hydrogen separator technology and
related patent protection costs	–	–	–	11,900
	1,313,917	541,245	772,672	844,142
	1,412,042	638,329	773,713	848,484

5	.	Capital Stock

Authorized:

		30,000,000	Common shares without par value

		10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

		5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

		Value
Common shares issued:	#	$

April 30, 2000	16,078,371	10,142,921

Issued during the year for cash:
Private placement	500,000	250,000

April 30, 2001	16,578,371	10,392,921
Issued during the year for cash:
Private placement	500,000	75,000

April 30, 2002	17,078,371	10,467,921

[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

5	.	Capital Stock (continued)

		[b]	Stock options outstanding:

April 30,				April 30,
2001	Price	Granted	Cancelled	2002
#	$	#	#	#	Expiry Date

535,000	0.52	–	(85,000)	450,000	April 1, 2004
850,000	0.40	–	–	850,000	October 11, 2005

1,385,000		–	(85,000)	1,300,000

[c]	Private placements

[i]
During fiscal 2001 the Company issued 500,000 units at a price of $0.50 per unit raising $250,000. Each unit consisted of one common share and one share purchase warrant to purchase one additional common share at a price of $0.60 per share which expired between September 14, 2001and October 23, 2001.

[ii]
On October 2, 2001 the Company completed a unit private placement and issued 500,000 units at $0.15 per unit for gross proceeds of $75,000. Each unit consisted of 500,000 shares and 500,000 warrants to acquire 500,000 shares at $0.20 per share for a period of one year.

6.   Capital Stock Activity of REGI US, Inc.

		Value
Common shares issued:	#	US$

April 30, 2000	10,217,735	4,510,249
Shares issued for cash pursuant to
Warrants exercised	4,000	2,000
Shares subscribed for	–	72,000
April 30, 2001	10,221,735	4,584,249
Shares issued for cash pursuant to
Completion of private placement	1,066,200	194,550
April 30, 2002	11,287,935	4,778,799

[a]	5,053,000 shares, having an approximate undiscounted fair market value as at September 13, 2002 of US$500,000, are owned by Rand Energy Group Inc. The Company owns 51% of Rand Energy Group Inc.

[b]
A total of 1,485,000 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.60. On May 10, 2002 1,000,000 of the options were repriced at US$0.20 per share and certain options were amended to increase the original options granted from 150,000 to 300,000 and reduce the option price to US$0.20 per share. Also on May 10, 2002 160,000 options were granted to employees at US$0.20 per share expiring May 10, 2007 and 200,000 options were granted to a consultant for investor relations at US$0.20 per share expiring May 10, 2007.

[c]	A total of 830,767 shares are reserved for the exercise of warrants at US$0.50 per share (extended) and 1,066,200 shares are reserved for the exercise of warrants at US$0.30 per share.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

7	.	Non-Monetary Transactions

		[a]	Gain on shares issued

During fiscal 2002 and 2001, REGI US, Inc. issued shares outside the consolidated group for cash proceeds. These issuances effectively reduced Rand Energy Group Inc.’s interest in REGI US, Inc. which resulted in a deemed gain on sale of subsidiary’s shares as follows:

		2002	2001
		$	$
	Cash proceeds on issuance of shares	423,015	3,094
	Less net book value of interest deemed sold	(206,296)	(811)
	Monetary Gain	216,719	2,283

[b]	Non-controlling interest
		2002	2001
		$	$

	Non-controlling interest - beginning of year	2,412,717	3,094,305
	Non-controlling interest - end of year	2,702,347	2,412,717
	Increase (Decrease) in non-controlling interest	289,630	(681,588)

	Components of the increase (decrease) in non-controlling interest:
	[i] non-controlling interest in subsidiaries’ net results of operations	4,482	(732,624)
	[ii] net book value of REGI US, Inc. deemed sold [Note 7[a]]	206,296	811
	[iii] net book value of REGI US, Inc. shares sold to settle debt	78,852	50,225
		289,630	(681,588)

8.  Losses and Deductions for Tax Purposes

The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $2,944,000 which are available to reduce Canadian taxable income of future years. The losses expire as follows:

	$		$
2003	987,000	2007	229,000
2004	402,000	2008	428,000
2005	390,000	2009	99,000
2006	409,000

The Company’s US subsidiary, REGI US, Inc., has U.S. income tax losses of US$4,888,000 which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2008	23,000	2013	604,000
2009	393,000	2014	417,000
2010	1,007,000	2015	431,000
2011	792,000	2016	519,000
2012	521,000	2017	181,000

The potential benefits of income tax losses have not been recognized in the accounts as realization is not likely.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

9	.	Related Party Balances and Transactions

		[a]	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

		[b]	The amounts owing to or from related companies are unsecured, non-interest bearing and due on demand.

		[c]	During fiscal 2001 the Company sold 29,800 shares of an affiliated publicly listed company for proceeds of $89,129 resulting in a gain of $80,506.

10	.	Commitments

In connection with the acquisition of REGI the Company may have the following obligations:

[a]
a further 150,000 shares may be issued, subject to regulatory approval, when an independent market assessment report confirming the Beta version of The RC/DC Engine has commercial or military applications;

[b]
a further 250,000 shares may be issued, subject to regulatory approval, upon signing of a contract to buildand sell The RC/DC Engine or the execution of a license agreement with an independent company;

[c]
A participating royalty is to bepaid to the inventor to amaximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[d]
Pursuant to a letter of understanding between the Company, REGI US and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		[e]	1% net profit royalty will be payable to a director on all U.S. based sales.

11	.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States

The material differences between Canadian and U.S. accounting principles is the treatment of the following items:

		[a]	Development costs

Development costs, under Canadian accounting principles, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off. Under U.S.accountingprinciples, development costs must beexpensed as incurred requiring that development costs of $8,676,237 be expensed.

		[b]	Capital assets

Intellectual property and goodwill are treated as capital assets under Canadian accounting principles. Under U.S. accounting principles, these relate to and thus, are treated as, research and development, which must be expensed as incurred, requiring the net book value of capital assets totalling $546,275 be expensed.

		[c]	Non-controlling interest

The amounts written-off to operations in (a) and (b) above would be reduced by $2,702,347 which represents non-controlling interest therein.

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

11	.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

		[d]	Accumulated foreign exchange

Foreign exchange gains and losses recognized on translation of self-sustaining foreign operations are included in the statement of operations under U.S. accounting principles.

		[e]	The balance sheet, as determined under U.S. accounting principles, is as follows:

	2002	2001
Assets	$	$
Current Assets
Accounts receivable	25,926	1,446
Prepaid expenses	–	119
	25,926	1,565
Capital Assets	227,438	260,878

	253,364	262,443
Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	11,417	20,422
Accounts payable and accruals	225,892	727,662
Due to related companies	854,734	489,311
	1,092,043	1,237,395
Subscriptions For Shares of Subsidiary	–	110,635
	1,092,043	1,348,030
Shareholders’ Equity (Deficit)
Capital Stock	10,467,921	10,392,920
Stock Based Compensation	58,035	52,117
Deficit (refer to reconciliation following)	(11,364,635)	(11,530,624)
	(838,679)	(1,085,587)
	253,364	262,443

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

11	.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

		[f]	Loss and deficit accumulated during the development stage as determined under U.S. generally accepted accounting principles is as follows:

	2002	2001
	$	$
Net loss, as determined under
Canadian generally accepted accounting principles	(130,073)	(453,266)
Amortization of goodwill on consolidation	25,175	25,175
Stock based compensation	(4,832)	(27,963)
Foreign exchange translation	(44,890)	1,876
Non-controlling interest	4,482	(732,624)
Gain on sale of subsidiaries’ shares	76,293	50,225
Gain on issue of subsidiaries’ shares	206,296	811
Development costs written-off	33,538	(495,993)
Net earnings (loss), as determined under
U.S. generally accepted accounting principles	165,989	(1,631,759)
Deficit accumulated during the development
stage, as determined under U.S. generally
accepted accounting principles
- Beginning of year	(11,530,624)	(9,898,865)
- End of year	(11,364,635)	(11,530,624)

Earnings (loss) per share, weighted average basis
(excluding escrowed shares)	0.01	(0.10)

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

	2002	2001
	$	$

Deferred development costs, as determined in Canada	8,676,237	8,590,313
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	8,676,237	8,590,313

Capital assets, as determined in Canada	773,713	848,484
Capital assets, as determined in the U.S.	227,438	260,878
Increase to deficit as determined in the U.S.	546,275	587,606

Non-controlling interest, as determined in Canada	(2,702,347)	(2,412,717)
Non-controlling interest, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	(2,702,347)	(2,412,717)

Reg Technologies Inc.

Notes to the Consolidated Financial Statements

For the Years Ended April 30, 2002 and 2001

11	.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

		[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

	2002	2001
	$	$

Accumulated foreign exchange gain, as determined in Canada	554,093	497,150
Accumulated foreign exchange gain, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	(554,093)	(497,150)

Stock based compensation, as determined in Canada	–	–
Stock based compensation, as determined in the U.S.	58,035	52,117
Increase to deficit as determined in the U.S.	58,035	52,117

Deficit, as determined in Canada	5,108,618	5,210,456
Deficit, as determined in the U.S.	11,364,635	11,530,624
Net increase to deficit as determined in the U.S.	6,256,017	6,320,168

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

REG TECHNOLOGIES, INC.
REGISTRANT

Dated:	October 24, 2002	By:	/s/ John G. Robertson

John G. Robertson
President/Director

EXHIBIT INDEX

Exhibits filed herewith

Page

Material contracts not made in the ordinary course of business.

Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002

Agreement between REGI and Advanced Ceramics Research dated March 20, 2002

Listing of parents and subsidiaries

99.1 Certification of John Robertson, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes - Oxley Act of 2002

99.2 Certification of Sue Robertson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes - Oxley Act of 2002

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30,2001 - Incorporated by reference

2.1  Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen        separator technology

3     Listing of parents and subsidiaries

Notice of Annual General Meeting
Information Circular
Instrument of Proxy

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30,2000  - Incorporated by reference

3     Listing of parents and subsidiaries

Notice of Annual General Meeting
Information Circular
Instrument of Proxy

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30,1999 - Incorporated by reference

2.1 Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company

2.2   Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engin

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30, 1998 - Incorporated by reference

Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston

Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement

Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR

Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Ai rManufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30, 1997 - Incorporated by reference

Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.

Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program

Exhibits previously filed with the 20-F Annual Report for the fiscal year ended April 30, 1996 - Incorporated by reference

Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.

Exhibits previously filed with the original 20-F Registration Statement on June 15, 1994 - Incorporated by reference

1.    Articles of Incorporation with Bylaws dated October 6, 1982

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

Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994

(B)   Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992

List of Parents and Subsidiaries of the Company

Reg Technologies Inc.
(a British Columbia corporation)

Rand Energy Group Inc.
(a British Columbia corporation)
(51% owned by Reg Technologies Inc.)

REGI U.S., Inc.
(an Oregon corporation)
(45% owned by Rand Energy Group Inc.)

UAV ENGINE LICENSE

       This License is made this 24th day of April, 2002, by Rand Energy Group, Inc., U.S.A. an Oregon Corporation having a place of business at Point Roberts, Washington ("REGI U.S." herein); Reg Technologies, Inc., a Canadian Company with its principal place of business at Richmond, B.C., Canada, ("Reg" herein); Rand Energy Group, Inc., a Canadian Company with its principal offices in Richmond, B.C., Canada: ("Rand Energy" herein) (collectively, Reg, REGI U.S. and Rand Energy are, unless otherwise indicated, referred to herein as "Reg") and Radian Incorporated, a Delaware Corporation which has its primary office in Alexandria, Virginia ("Radian" herein).

WITNESSETH

       Whereas, Reg owns a fifty-one percent (51%) interest in Rand Energy which owns know-how and patent rights in rotary engine technology referred herein as "Rand Cam TM Direct Charge Engine Technology" and "Rand Cam TM Diesel Engine
Technology" and "Rand Cam TM Cold Turbine Engine Technology" (these three terms are defined below); and,

       Whereas, REGI U.S. controls certain rights of ownership in the United States to the three stated technologies; and,

       Whereas, Radian has examined certain preliminary information and technical data provided by Reg concerning these Rand Cam TM Technologies and wishes to investigate and otherwise define the costs of manufacture and profitability of "Power Generation Products" using such technology; and.

        Whereas, Reg and Radian have expressed a mutual interest in negotiating a license agreement, as hereinafter outlined, for the manufacture and sale of Radian Products using said technology if the studies referred to in the preceding paragraph meet the expectations of the parties hereto and if other contingencies of each party are met;

       Now, Therefore, in consideration of the foregoing premises, the agreements hereinafter set out and other good and valuable consideration not recited herein, the parties hereto have agreed as follows:

I.	DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

	(a)	"Rand Cam TM Direct Charge Engine Technology" means a positive displacement, electrical ignition, machine which consists of a rotor with multiple axial vanes forming combustion chambers as a rotor and vanes rotate in a cam shaped housing. This cam housing is referred to as a stator, which contains a toroidal trough of varying depth, machined into each stator.

(b)	"Rand Cam TM Diesel Engine Technology" means a positive displacement, compression ignition, machine, which consists of a rotor with multiple axial vanes forming combustion chambers as a rotor and vanes rotate in a cam shaped housing. This cam housing is referred to as a stator, which contains a toroidal trough of varying depth machined into each stator.

(c)	"Rand Cam TM Compressor Technology" means a positive displacement machine whose purpose is to compress a compressible fluid such as air from a lower pressure to a higher pressure, which consists of a rotor with multiple axial vanes forming compression chambers as a rotor and vanes rotate in a cam shaped housing. This cam housing is referred to as a stator, which contains a toroidal trough of varying depth machined into each stator.

(d)	"Rand Cam TM" Expander Technology" means a positive displacement machine whose purpose is to expand a compressible fluid such as air from a higher pressure to a lower pressure thus generating positive power, which consists of a rotor with multiple axial vanes forming expansion chambers as a rotor and vanes rotate in a cam shaped housing. This cam housing is referred to as a stator, which contains a toroidal trough of varying depth machined into each stator.

(e)	"Rand Cam TM Cold Turbine Technology" means a Brayton Cycle (Gas Turbine Cycle) machine consisting of one or more "Rand Cam TM Compressors" used as compressors in the Brayton Cycle and one or more "Rand Cam TM Expanders" used as the expanders (turbines) in the Brayton Cycle machine.

(f)	"Radian Products" means equipment utilizing the various Rand CAMTM Technologies along with other technologies which Radian will use to design, manufacture and market UAV engines of over 10 horsepower maximum engine power utilizing "Rand CAMTM Direct Charge Engine Technology" engines, "Rand CAMTM Diesel Engine Technology" engines and "Rand CAMTM Cold Turbine Technology" engines. Engines produced by Radian will be used exclusively for UAV equipment produced by Radian and replacement engines and parts for said equipment. "The Technology" shall mean the Rand CAMTM", Direct Charge Engine Technology, Rand CAMTM Diesel Engine Technology, Rand CAMTM Compressor Technology, Rand CAMTM Expander Technology and Rand CAMTM Cold Turbine Technology as embodied in know-how, formulae, processes, designs, sketches, photographs, plans, drawings, specifications samples, models, reports, studies, findings, invention and ideas and other means of conveying information whether any of the foregoing is adapted to use in manufacture or not.

(g)	"Invention" means discoveries, concepts, and ideas, whether patentable or not, that go beyond minor, routine modifications, including, but not limited to processes, methods, formulae and techniques as well as improvements thereto and extensions thereof.

	(h)	"Reg's Technical Information" means Technical Information in the possession of Reg as of the effective date which relates to any of the aforementioned Rand Cam TM technologies which Reg may disclose to Radian and which in Reg's opinion may be useful in accomplishing the purposes of this Agreement.

	(i)	"Reg Patent Rights" means patents and patent applications of all countries which contain claims which cover one or more features of Reg Technical Information and which are based on Inventions conceived or reduced to practice as of the effective date by Reg or its employees or by others as to those Inventions Reg has the right to make the grants provided by this Agreement, subject, however, to the conditions under which Reg acquires the right from said others to make said grants.

	(j)	"Proprietary Information" shall mean (i) that written technical information stated in writing to be considered "Proprietary Information" and (ii) that orally disclosed technical information that is promptly reduced to writing and stated in writing to be considered as "Proprietary information". Such Proprietary Information shall not include technical or business information which:

		a.	was in the possession of the receiving party prior to receiving it from the delivering party; or
		b.	is or becomes a part of the public knowledge or literature by acts other than those of the receiving party after receiving it; or
		c.	is or becomes available to the receiving party without restriction on its use or disclosure from a source other that the delivering party; or
		d.	is or becomes available to a third party on an unrestricted basis; or
		e.	is transmitted by the delivering party to the receiving party after receiving notification in writing from the receiving party that it does not desire to receive any further Proprietary Information

	(k)	"Study Information" means the Proprietary Information produced as a result of undertaking the performance of the Study portion of this Agreement (first six (6) months) whether produced by the efforts of contributions of Radian or Reg, the use and ownership of which shall be governed by the terms and conditions of this Agreement as hereinafter defined and provided.

II.	Handling and Ownership of Proprietary and Study Information

	(a)	Both parties agree to treat the other party's Proprietary Information and the Study Information as proprietary for a period of five (5) years from the date received and will protect such Proprietary and Study Information with the same degree of care it uses to protect its own proprietary information of like kind. There shall be no restrictions on the handling of information, which is not Proprietary, or Study Information as defined herein.

	(b)	Study Information, which relates and applies only to the Technology, shall belong exclusively to Reg regardless of which party developed or was responsible for the invention of such Study Information. When requested by Reg in writing, Radian shall execute and deliver patent or invention assignments or such other documentation as may be reasonably required to allow Reg to perfect patent claims or ownership of Study Information, which relates or applies only to the Technology.

(c)
Where Study Information has application or use outside the Technology, Reg shall, upon Radian's written request, promptly grant Radian a non-exclusive, worldwide, royalty free License to use such Study Information. Such License shall not allow Radian to sub-license such Study Information without the prior written consent of Reg.

(d)
It shall be the responsibility of Reg to pursue and pay for the costs of protecting the Study Information through patent or copyright claims, however, when Reg has elected not to pursue formal protection of such Study Information and Radian desires to pursue and provide further protection, such as Patent or Copyright claims, it will first make written demand upon Reg that it provide such protection. Such written demand shall provide a description of the Study Information with sufficient specificity to reasonable allow Reg to identify and evaluate such Study Information. if Reg notifies Radian in writing that it does not chose to provide such protection within thirty (30) days of such notice, or if Radian receives no written assurance that Reg will pursue such additional protection within thirty (30) days of such written notice from Radian, Radian shall be free to pursue such additional protection at its own costs and expense. In the event, after compliance with the notice requirements hereof, Radian elects to pursue such additional protection, then the ownership of that specifically identified Study Information shall become the Proprietary Information of Radian.

(e)
Upon Reg's written request, Radian shall promptly grant Reg a non-exclusive, worldwide, royalty free License to use that Study Information which Radian has acquired ownership of under the provisions of the preceding paragraph.

(f)
Both Parties agree that each will require all their respective officers, employees or consultants who have or will be granted access to Proprietary and Study Information to execute mutually acceptable assignments of inventions agreements and mutually acceptable Confidentiality and Non-Circumvention Agreements prior to their being granted access to Proprietary or Study Information.

III.	Licensing Agreement for the Manufacture and Sale of Products

(a)
Reg hereby grants an exclusive License to Radian for the Manufacture of Rand Cam TM Diesel Engines for application in Unmanned Autonomous Vehicles (UAV's) over 10 horsepower maximum engine power within the United States of America, including non-exclusive rights to worldwide sales for this application, (the "Radian License").

(b)
Radian hereby agrees in good faith to perform a six (6) month duration Study of the design, analysis, manufacturing costs, risk assessment and marketing analysis to validate the risk and profitability of the product. This study includes the fabrication and test of a prototype engine.

(c)
At the conclusion of the study, Radian has the option of terminating this agreement without penalty, or to give (at no cost) a working version of the prototype engine to Reg to maintain the Radian License.

(d)
Radian will pay Reg a six (6) percent royalty on the sales of engines, parts and service utilizing Rand Cam"M Technology used in UAV's, including 6% of all funding received from the Government and Military sources to develop and manufacture the Rand CaMTM technology.

(e)
Five (5) years from the date of this Agreement the minimum annual royalty payment is expected to be $100,000.00 U.S. If Reg does not receive this minimum royalty payment on an annual basis, Reg shall have the right to revoke the Radian License.

(f)
All improvements and extensions made to the Technology by Radian, other than the Study Information, shall be the property of Radian. It shall be the responsibility of Radian to pursue and pay for the costs of protecting such improvements and extensions through patent or copyright claims, however, when Radian has elected not to pursue formal protection of such improvements and extensions and Reg desires to pursue and provide further protection, such as Patent or Copyright claims, it will first make written demand upon Radian that it provide such protection. Such written demand shall provide a description of the subject improvement and extensions with sufficient specificity to reasonable allow Radian to identify and evaluate such improvement and extensions. If Radian notifies Reg in writing that it does not chose to provide such protection within thirty (30) days of such notice, or if Reg receives no written assurance that Radian will pursue such additional protection with thirty (30) days of such written notice from Reg, Reg shall be free to pursue such additional protection at its own costs and expense. In the event, after compliance with the notice requirements hereof, Reg elects to pursue such additional protection, then the ownership of these specifically identified improvements and extensions shall become the Proprietary Information of Reg.

(g)
Upon Radian's written request, Reg shall promptly grant Radian a non-exclusive, worldwide, royalty free License to use the extensions and improvements which Reg has acquired ownership of under the provisions of the preceding paragraph. Such License shall not limit Radian to sub-license such extensions and improvements without the prior written consent of Reg.

(h)	Reg will indemnify Radian from all potential patent infringement and other claims brought by outside parties and offers clear and unobstructed use of license granted herein to Radian.

(j)
Radian agrees to pay to REGI $150.00 per hour for Patrick Badgley's or REGI's similarly qualified engineer for consulting work requested by Radian On the Rand Cam TM technology for Radian during the term of this agreement, to be paid monthly. Accordingly, REGI must submit weekly timecards, and a written weekly report, for all hours authorized and performed. That submittal should be to a Radian POC.

IV.	GENERAL PROVISIONS.

(a)
Independent Contractors: The parties to this Agreement are independent contractors. Neither party is an agent or representative of the other party. Neither party shall have any right, power or authority to enter into any understanding for or on behalf of, or incur any obligation or liability of, or to otherwise bind the other party. This Agreement shall not be interpreted or construed to create an association, joint venture or partnership between the parties or to impose any partnership obligations or liability upon either party.

(b)
Neither party makes any warranties to each other or any other person or entity, whether express, implied or statutory, as to the description, quality, merchantability, completeness or fitness for any purpose of any services or information provided hereunder or described herein, or as to any other matter al of which warranties are hereby excluded and specifically disclaimed.

(c)
Applicable Laws. The parties have agreed that the Laws of the Commonwealth of Virginia shall be applicable to the interpretation and enforcement of this Agreement, except as to matters pertaining to procedure and the application of the rules governing a conflict of Laws, in which case the laws of the forum of the Court having jurisdiction of any matter included in the Agreement shall be applied.

(d)
Defaults and Breaches. In the event of default hereunder or a breach hereof, the party asserting the default or breach shall notify the other party in writing of the particulars of the default or breach. The other party shall have a period of forty--five (45) days to correct such default or breach on all matters except the payment of moneys or funds in which case the notice period shall be ten (10) days. If the defaulting party corrects the items of default or breach included in the written notice within the grace period, the default is cured and may not be used as an item of default or breach hereunder again.

(e)
Proceedings in Courts or Before Regulatory Agencies. It is the Agreement of the parties that the submission of any legal or regulatory proceedings hereunder shall be instituted in the United States of America. If the matter is largely a matter of civil law, the matter will be submitted to a Court of Competent Jurisdiction in the Commonwealth of Virginia. The losing party in the court or regulatory proceeding shall pay all costs including reasonable attorney's fees, costs of discovery, and costs of court incurred by the prevailing party.

(f)
Notices. Any and all notices required to be given in writing hereunder maybe given by ordinary mail. When ordinary mail is used for delivery within the United States of America, the delivery thereof will be presumed to have been made five (5) days following the post office mark on the envelope thereof. Other means of delivery of notice may be utilized, however the burden of proof of delivery thereof rests with the sender of such notices. Notices will be considered properly addressed for delivery as follows:

	To Radian:	To Reg.

	Mr. Robert Grisar	Mr. John Robertson
	Director	President
	Radian MILPARTS	Rand Energy Group
	35353 Curtis Boulevard	3011 Viking Way, Suite 120
	Suite 591	Richmond, BC Canada
	Eastlake, OH 44095	V6V 1W1

The parties may change their respective addresses for purposes of this provision by notifying the other party in writing.

Further the parties saith not:

REGI U.S., Inc.
Reg Technologies, Inc.
Rand Energy Group, Inc.	Radian Inc

By: /s/ John Robertson	By: /s/ Jerry Mailey

John Robertson, President	Jerry Mailey, Director of Contracts

Date 05/6/02	Date 5/15/02

AGREEMENT

l.	The parties to this agreement are Advanced Ceramics Research 3292 E. Hemisphere Loop, Tucson, AZ 85706-5013 ("ACR") and REGI U.S., Inc., a U.S. corporation located at #120 - 3011 Viking Way, Richmond, B.C. V6V 1W1, Canada, and having a U.S. mailing address at P.O. Box 687, Point Roberts, WA 98281 ("REGI"). This agreement relates to the SBIR No. 1-144 ("The Navy contract"). For good and valuable consideration, the parties agree as follows.

2.
REGI hereby grants a license to ACR for all intellectual property rights which relate to technology known by the parties as the RAND CAMTM concept for RAND CAMTM based motors of 10 HP or less for the Navy Contract for remote piloted applications, the term of this license as defined in section #4 of this agreement. For example, such intellectual property includes U.S. patent Nos. 4,401,070, 5,429,084, 5,551,853 and 5,509,793. The parties intend the license to include intellectual property rights currently possessed by REGI and which may be acquired by REGI during the duration of this agreement.

3.
ACR shall have the right to discretionarily select and engage subcontractors for work to be conducted under the Navy Contract on a confidential basis. These subcontractors must sign Non-Disclosure Agreements.

4.
REGI U.S., Inc. agrees that, a five (5} year license will be granted to ACR for the RAND CAMTM concept motors of 10 HP or less for this Navy Contract. The license shall thereby extend for the duration of ACR's work under all development phases and manufacturing resulting from the awarded Navy Phase I & II SBIR Programs) related to RAND CAMTM.

5.
Subject to the approval and successful completion of the Phase II SBIR program, REGI U.S., Inc. agrees to grant a five (5) year exclusive license agreement to ACR for commercial and Military rights for the Rand CAMTM motors for the applications developed under this Navy Contract. In turn, ACR will:

a.
ACR will furnish to REGI all design information for the engine developed under the Navy Contract including drawings, improvements, manuscripts, art work, and cost and/or pricing data in order for REGI to fabricate components or assemblies pursuant to the Navy Contract. REGI agrees not to compete with ACR under this agreement and future agreements arising from this Navy Contract.

b.
ACR agrees to pay REGI a royalty fee of 5% of the purchase price offered for each engine sold pursuant to the award of the Navy Contract to be paid to REGI within 30 days after ACR receives funds from purchaser for the said purchase and 5% from all commercial application sales. Royalty payments to be paid on a Quarterly basis within 30 days from each Quarter date to REGI.

	c.	ACR agrees that REGI will receive 30% of the SBIR Phase I contracts (typically $50K to $ I00K) and 50% of the SBIR Phase II SBIR (typically $500K to $750K) contracts related to the RAND CAM TM concept. The funds under these contracts to be paid within 30 days from receipt of funds received by ACR from the Phase I & Phase II contracts.

6.	REGI U.S., Inc. agrees to provide the services of Patrick Badgley, an officer and employee of REGI U.S., Inc. as a principal subcontractor consultant during the Navy Contract funded program, as needed by ACR and at ACR's reasonable discretion for a fee of 30% of the Phase I funds and 50% of the Phase II funds. REGI will receive 50% of any additional SBIR contracts that are awarded related to RAND CAM TM technology.

7.	REGI shall have a right of first refusal to seek patent protection of inventions arising from work under the Navy Contract. REGI shall bear all expenses relating to patents on inventions which it so elects to pursue, and REGI shall be the owner of such patents. ACR shall have an exclusive license under such patents as defined in section #4 of this agreement.

8.	Both parties agree that the exclusive license rights will terminate, and the license will convert to non-exclusive, in the event that commercial sales in excess of $500,000 U.S. are not made within one (1) year after completion of this Navy Contract. In the event that $500,000 U.S. commercial/military sales are not achieved in any one year, ACR may pay a royalty payment of $25,000 U.S. to REGI U.S., Inc, to keep the exclusive license rights in good standing for each additional year.

9.	This agreement will be construed according to the laws of the State of Washington. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, such provision(s) shall be enforced to the maximum extent possible consistent with applicable law and the remaining provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of March 20, 2002.

ADVANCED CERAMICS RESEARCH, INC.	REGI U.S., INC.

/s/ Anthony C. Mulligan	/s/ John Robertson

Anthony C. Mulligan	John Robertson
President and CEO	President

EXHIBIT 99.1

CERTIFICATION

I, John G. Robertson, Chief Executive Officer of Reg Technologies Inc. certify that:

1.	I have reviewed this annual report on Form 20-F of Reg Technologies Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. .
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of,and for, the periods presented in this annual report

REG TECHNOLOGIES INC.

	By:	/s/ JOHN G. ROBERTSON

John G. Robertson
President and Principle Executive Officer

Date: October 24, 2002

EXHIBIT 99.2

CERTIFICATION

I, Susanne Robertson, Chief Financial Officer of Reg Technologies Inc. certify that:

1.	I have reviewed this annual report on Form 20-F of Reg Technologies Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. .
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of,and for, the periods presented in this annual report

REG TECHNOLOGIES INC.

	By:	/s/ Susanne Robertson

Susanne Robertson
Chief Financial Officer

Date: October 24, 2002