Form 20-F/A
period 2002-04-30
REG TECHNOLOGIES INC
filed 2002-11-14
CIK 925541

United States Securities and Exchange Commission
Washington, D.C. 20549
________________________________________________
FORM 20-F/A

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

Vancouver, B.C.

September 13, 2002

Comments by Auditors for
U.S. Readers on Canada - U.S. Reporting Conflict

We also conducted our audits in accordance with generally accepted auditing standards used in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

REG TECHNOLOGIES, INC.
REGISTRANT

Dated:	November 14, 2002	By:	/s/ John G. Robertson

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

Date: November 14, 2002

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

Date: November 14, 2002