Form 20-F
period 2003-04-30
REG TECHNOLOGIES INC
filed 2003-09-30
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 0-24342

REG TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1103-11871 Horseshoe Way
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

Title of Each Class	Outstanding at April 30, 2003
Common Shares, no par value	17,078,371
Preferred Shares, $1.00 par value	none
Class A, no par value	none

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒         No ☐

Indicate by check mark which financial statement the registrant has elected to follow.
Item 17. ☒         Item 18. ☐

Foreign Private Issuer Status

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

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2.        OFFER AND STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2003 and 2002, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2003 and 2002 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 11 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2003, US$1.00 was equal to approximately C$1.4335. The exchange rates for the past five fiscal years ended April 30, are presented in the introduction to this registration statement.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

Fiscal Years Ended April 30
	2003	2002	2001	2000	1999
Net sales or operating revenues	-	-	-	-	-
Income (loss) from operations	(8,369)	165,989	(1,631,759)	148,090	(929,866)
Income (loss) from continuing operations	(8,369)	165,989	(1,631,759)	148,090	(929,866)
Net income (loss)	(8,369)	165,989	(1,631,759)	148,090	(929,866)
Net income (loss) from operations per share	(0.01)	(0.01)	(0.10)	0.01	(0.06)

Income (loss) from continuing operations per share	(0.01)	(0.01)	(0.10)	0.01	(0.06)
Total assets	210,477	253,364	262,443	910,337	890,170
Net assets	(583,285)	(838,674)	(1,085,587)	266,873	95,965
Capital stock (excluding long term debt and redeemable preferred stock)	10,467,921	10,467,921	10,392,920	10,142,920	10,142,920
Number of shares as adjusted to reflect changes in capital	17,078,371	17,078,371	16,578,371	16,078,371	16,078,371
Dividends per share	-	-	-	-	-
Diluted net income per share	-	-	-	-	-

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.4334 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2003. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 9, 2003, the Noon Buying Rate was CDN$ 1.3668 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
February	2003	1.5161	1.5092
March	2003	1.4801	1.4714
April	2003	1.4639	1.4543
May	2003	1. 3908	1. 3789
June	2003	1.3768	1.3348
July	2003	1.4114	1.3368
August	2003	1.4100	1.3836

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	April 30
2003	1.5388	1.4336/1.5963	1.4663
2002	1.5671	1.5102/1.6128	1.5681
2001	1.5113	1.4639/1.5790	1.5360
2000	1.4634	1.4977/1.4475	1.4789
1999	1.5088	1.5465/1.4305	1.4565

B.        CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required

C.        REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.        RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. You should carefully consider the following risks and the other information in this Report and our other filings with the SEC before you decide to invest in us or to maintain or increase your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not now known to us or that we think are immaterial may also adversely impact and impair our business. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

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

We have reported losses in each year since its inception. At April 30, 2003, we had an accumulated deficit of ($11,373,004) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

  the quality and reliability of our products and services;
  our ability to develop new products and services superior to that of our competitors;
  our ability to establish licensing relationships and other strategic alliances;
  our pricing policies and the pricing policies of our competitors;
  our ability to introduce new products and services before our competitors;
  our ability to successfully advertise our products and services; and
  general economic trends.

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

Our authorized capital consists of 45,000,000 shares consisting of 30,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 30,000,000 common shares without par value, 17,078,371 shares were issued and outstanding as of April 30, 2003 and 21,035,181 are outstanding as at the date of this 20-F. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") is 28.5% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 20,000,000 common shares. As of April 30, 2003, a total of 17,687,935 shares were issued of which 5,043,200 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

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

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications. To date, we have, through our subsidiary REGI US, completed three license agreements with Advanced Ceramics for 10 H.P. or less for remote piloted vehicles, a license agreement with Radian MILPARTS for greater than 10 H.P. for military applications and to Rotary Power International for Generator applications. The agreement with Advanced Ceramics has terminated due to Phase II funding not being completed. A previous agreement with Trans Air to test an air conditioning Rand Cam™ compressor is still pending.

PRODUCTS AND PROJECTS

Rand Cam Technology

Rand Cam Cold Turbine Engine

On May 7, 2003 we announced that Rotary Power International has been granted a license agreement for the power generator applications. On June 9, 2003 we announced that the license had been extended to December 31, 2003.

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

The design phase of the 42 Horsepower Diesel Engine for unmanned vehicle applications for helicopters is complete and fabrication of the engine has commenced. Planning for the test facility and test plan is also underway.

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

A special 3.2 SCFM air compressor has been designed and built for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared.

On November 13, 2002 we announced that Trans/Air had notified us that testing of our special Rand Cam™ air conditioning compressor was delayed due to lack of personnel. Trans/Air promised to have the necessary people available for testing this year.

Hydrogen Separator

We purchased the rights to the H2O Hydrogen Separator Technology consisting of a hydrogen separator based, which is a unique system for extracting hydrogen from water.

In consideration for a 50% interest for the rights to the Hydrogen Separator Technology Reg Technologies, Inc. (“Reg”) agrees that we shall apply for a patent in the U.S. for the Hydrogen Separator Technology at Reg’s expense; and Reg agrees to build a prototype of the Hydrogen Separator Technology as designed by GHM, Inc. We declined the option to purchase an additional 50% interest. To date, neither patent confirmation nor approval has been received by Reg.

Rand CamTM Steam Expander

We are working with Blasingame on adapting the Rand Cam concept as a steam engine expander. These engines span a horsepower range from 25 to 10,000 horsepower. A proposal for a funded analysis, design, fabrication and test program has been prepared and submitted to Blasingame.

We have a license agreement with Radian Milparts to build and design a 42 horsepower diesel engine for military unmanned air applications for 90 horsepower and up. Three 42 horsepower engines have been built and testing is being completed.

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

Marketing Strategy

We intend to pursue the development of the RC/DC Engine and the air pump, compressor and other products by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. At the present time, we have signed license agreements with Advanced Ceramics Research, Inc., Radian, Inc. and Rotary Power Generation, Incorporated. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the various compressor, pump and diesel engine prototypes. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

We expect revenue from license agreements with the potential end users based on the success of the design from the compressor, pump, and diesel engine prototypes. Based on of successful testing of the Rand Cam prototypes, we expect to have joint venture or license agreements finalized, which would result in royalties to us. However, there is no assurance that the tests will be successful or that we will ever receive any such royalties.

The following marketing activities are all currently underway:

AIR CONDITIONING COMPRESSOR - An agreement with Trans Air Manufacturers has been completed to use the Rand Cam(TM) compressor in air conditioning units in bus applications. We have delivered a compressor prototype for testing. We are awaiting test results from Trans Air.

AIR PUMP – A prototype air pump for a Fuel Cell Application has been completed and will be delivered to the Fuel Cell manufacturer and others. We plan to build several additional air pumps for demonstration purposes for other fuel cell uses.

DIESEL ENGINE – We have signed a license agreement with Radian MILPARTS to further develop our Rand Cam Technology for a 42 horsepower engine. Our license agreement with Radian calls for a 6% royalty to us and one working model 42 horsepower diesel engine for our own use for demonstration purposes for the other commercial applications.

Dependence on Certain Commercial Agreements

We do not have any material agreements upon which we are dependent.

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

C.        ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.        PROPERTY, PLANT AND EQUIPMENT

We own no properties. We currently utilizes office space which we lease in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The monthly rent for our portion of this office space is $500.00. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 11 to the consolidated financial statements for a reconciliation to U.S. GAAP. The following discussion is derived from the U.S. GAAP reconciliation.

A.        OPERATING RESULTS

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine").

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,373,004 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. Our working capital deficit is $743,558. Our major assets are our tangible and intangible assets, being patents and intellectual property rights, totaling $201,996 which represents 96% of total assets. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Fiscal 2003 compared to 2002

Results of operations was a net loss of $8,000 ($0.01 per share) for 2003 as compared to net income of $166,000 ($0.01 per share) for 2002.

No revenues from the sale or licensing of any technology were realized in 2003 or 2002. We entered into license agreements with Advanced Ceramics Research, Inc. and Rotary Power Generation Incorporated in 2002.

In 2003, the Company recognized a loss of $216,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $476,000 which resulted in a deemed disposition of 16% of its ownership in the subsidiary. In 2002 there was a gain of $217,000 on proceeds of $423,000. In 2002 a loss of $30,000 was recognized due to the write-down of the AVFS rights and development costs as compared to nil in 2003. Administrative expenses increased by $91,000 to $441,000 in 2003 from $350,000 in 2002. This increase is a result of services donated to REGI U.S., Inc by directors of the subsidiary; professional fees decreased by $13,000 to $42,000 in 2003 from $55,000 in 2002; travel and promotion decreased by $6,000 to $1,000 in 2003 from $7,000 in 2002.

Research and development expenses increased by $77,000 to $47,000 spent in 2003 compared to a $30,000 recover in 2002. Technical consulting continued to consist of Patrick Badgley and Paul LaMarche, resulting in a decrease of $26,000 to $71,000 in 2003 from $97,000 in 2002. Prototype development costs of $54,000 were recovered in 2003 compared to $97,000 spent in 2002. Accounts payable of $259,000 were written off during 2002. The majority of prototype developments are now being borne by the licesencees and manufacturers.

The Company did not issue any common shares during the year.

B.        LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Fiscal 2003 compared to 2002

During the fiscal year ended April 30, 2003, we derived most of our development and operating capital primarily from the $141,000 in proceeds received from related companies ($365,000 in 2002).

During the year, we raised a further $42,000 in subscriptions received pursuant to private placements in both the Company and its subsidiary, REGI U.S., Inc. These funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of stock options, if exercised. Options with respect to 1,325,000 shares at $0.10 per share may be exercised to net $132,500, if exercised.

Our investment in research and development activities totaled $64,284 during the 2003 fiscal year, down 36% from the $101,219 spent during the 2002 fiscal year.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The basic research and development work on the RC/DC Engine and other products is being coordinated and funded by Reg Tech and funded as to 50%.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RC/DC Engine and other products.

During the last two fiscal years, we spent $165,503 on research and development. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

D.        TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2003.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes all of the outstanding obligations of the Company’s continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Year	Expenditure Commitment	Number of Shares

Nil	2003	$ -	-
Nil	2004	$ -	-
Nil	2005	$ -	-

G.        Safe Harbor

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of April 30, 2003, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2003.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President and Director	Annual Shareholders Meeting for fiscal 2003	1982
Jennifer Lorette	Secretary and Vice President of Administration and Director	Annual Shareholders Meeting for fiscal 2003	2001
Patrick Badgley	Director	Annual Shareholders meeting for fiscal 2003	1993
Susanne Robertson	Director	Annual Shareholders meeting for fiscal 2003	1984

Susanne Robertson, a director, is the wife of John Robertson, our President and a director.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C. Since October 1984, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of Linux G old Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation which is inactive. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette, Richmond, B.C. - Since April 1994, Ms. Lorette has been Vice President of Administration for Reg Technologies, Inc., and became a director in 2000. Ms. Lorette is a director of Linux Gold Corp., a British Columbia company traded on the OTC BB, and has held several positions with it since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded which is inactive. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Since November 1997 Ms. Lorette has been Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration. She also became a director in February 2001. Ms. Lorette is a citizen and resident of Canada.

Susanne M. Robertson, Richmond, B.C. Mrs. Robertson has been a director of the Company since 1984 and is also the wife of John Robertson, its president. She has been active in the management of the Company since its incorporation. She is also a director of Linux Gold Corp. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd. Mrs. Robertson is a citizen and resident of Canada.

Patrick Badgley, Columbus, Indiana Mr. Badgley has been a director is the Company since 1993. Mr. Badgley was appointed Vice President, Research and Development of REGI U.S. in February 1994. He is directing and participating in the technical development of the Rand Cam compressor, gasoline engine and diesel engine. Between 1986 and 1994, Mr. Badgley was the Director of Research and Development at Adiabatics, Inc., in Columbus, Indiana, where he directly oversaw several government and privately sponsored research programs involving engines. He was the Program Manager for the Gas Research Institute project for emissions reduction of two-stoke cycle natural gas engines. He was also Program Manager for several coal fuel diesel engine programs for the Department of Energy and for uncooled engine programs for a Wankel engine for NASA and for a piston type diesel engine for the U.S. Army. Mr. Badgley's work has covered all phases of research, design, development and manufacturing, from research on ultra-high speed solenoids and fuel sprays, to new product conceptualization and production implementation of fuel pumps and fuel injectors. Mr. Badgley received his Bachelor of Science degree in Mechanical Engineering from Ohio State University. Since February 1995 Mr. Badgley has been a director and officer of IAS Communications Inc., an Oregon corporation traded on the OTC bulletin board. Mr. Badgley is currently working for Global Aircraft Company. Mr. Badgley is a citizen and resident of the United States.

B.        COMPENSATION

For the fiscal year ended April 30, 2003 we and our subsidiary paid $185,743 in compensation to directors and officers as a group. Total compensation paid to all employees was $187,968.

During the year ended April 30, 2003, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was C$17,735 and US$32,000.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd. (“SMR”), and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, a director of the Company and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract is renewable annually after the initial term ended May 1, 1999. During fiscal 2003 SMR was paid an additional $1,500 per month for secretarial services.

$12,000 was paid to our President, John G. Robertson, as a director's fee during the past fiscal year.

During fiscal 2003,US$30,000 was paid to Access Information Systems, Inc., which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees, for project management services.

US$42,690 was paid during the year by REGI U.S. Inc., our US subsidiary, to Patrick Badgley for research and development services related to the Rand Cam Engine.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2003 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2003, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation shall be included in the Information Circular for our

2003 annual general meeting, which is anticipated to be held on October 15, 2003.

During the fiscal year ended April 30, 2003 25,000 stock options were granted pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,800,000. Of the total amount 1,325,000 are exercisable at $0.10 per share expiring September 23, 2007. 175,000 are exercisable at $0.20 per share expiring December 11, 2003 and 300,000 are exercisable at $0.30 per share expiring September 18, 2008.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John G. Robertson	750,000	$0.10	September 23, 2007
Jennifer Lorette	50,000	$0.10	September 23, 2007
Susanne Robertson	250,000	$0.10	September 23, 2007
Patrick Badgley	100,000	$0.10	September 23, 2007
TOTAL HELD AS A GROUP:	1,150,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Suzanne Foster	25,000	$0.10	September 23, 2007
Gordon Friesen	75,000	$0.10	September 23, 2007
Paul LaMarche	50,000	$0.10	September 23, 2007
Monique Van Oord	25,000	$0.10	September 23, 2007
TOTAL:	175,000

C.        BOARD PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established an Audit Committee which members consist of John Robertson, Patrick Badgley, and Susanne Robertson. It is intended that following the completion of the annual general meeting of shareholders scheduled to be held in December, 2003, that, providing the directors nominated are elected by the shareholders, the directors will appoint John Robertson Jim Vandeberg (nominee), and Susanne Robertson as members of the Audit Committee.

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

As of April 30, 2003, we employed three part-time employees/contractors. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at August 30, 2003:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	2,668,699	12.68%
Jennifer Lorette (3)	58,400	*
Susanne Robertson (4)	1,675,446	7.9%6
Patrick Badgley(5)	100,000	*

(1)	as at August 30, 2003, there were 21,035,181 issued and outstanding common shares.
(2)
Includes 1,286,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currentlyexercisable and in-the-money.

(3)	Includes 50,000 stock options which are currently in-the-money.
(4)
SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 1,077,971 common shares representing 5.12% of our outstanding common shares. This amount also includes 250,000 stock options which are currently exercisable but not in the money.

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

As of August 30, 2003, 21,035,181 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, no person beneficially owned shares carrying more than 10% of the voting rights attached to all our shares.

We do not know of any arrangements which could result in a change in our control.

B.        RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,5OO per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2003, 2002 and 2001, and rent of $6,000 in each of fiscal years 2003, 2002 and 2001. SMR is a private company owned by Susanne M. Robertson, one of our directors and the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2003, 2002 and 2001.

We had related party advances outstanding of $552,848 at the April 2003 year-end, compared to $854,734 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During the fiscal year ended April 30, 2003 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2003 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness.

C.        INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION See page F-1 to F-13 following Item 19. Legal Proceedings We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.        SIGNIFICANT CHANGES

None.

ITEM 9.        THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares have traded on the Vancouver Stock Exchange (the "VSE") its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange (the principal non-United States trading market) since August, 1983. In addition, there has been a U.S. market in our shares on the NQB "Pink Sheets" for the past several years and more recently, on the OTC Bulletin Board. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets". The ranges of the low and high sales prices for our shares traded on the VSE/CDNX/TSX and OTC BB for the periods indicated are as follows:

		TSX Venture		OTC BB
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
1998		2.30	0.70	High-Bid	Low-Bid
1999		1.45	0.41	U.S. $	U.S. $
2000		1.40	0.33	N/a	N/a
2001		0.80	0.15	N/a	N/a
2002				0.90625	0.02
	1st Quarter ended July 31/01	$0.25	$0.17	0.375	0.09375
	2nd Quarter ended October 31/01	0.30	0.14
	3rd Quarter ended January 31/02	0.25	0.13	0.17	0.10
	4th Quarter ended April 30/02	0.16	0.10	0.21	0.09
2003				0.17	0.085
	1st Quarter ended July 31/02	0.13	0.04	0.085	0.07
	2nd Quarter ended October 31/02	0.13	0.07
	3rd Quarter ended January 31/03	0.12	0.06	0.075	0.05
	4th Quarter ended April 30/03	0.08	0.05	0.065	0.04
High and low closing prices for each of the most recent six months					0.05
	March	0.07	0.06	0.05	0.03
	April	0.05	0.04
	May	0.13	0.04	0.05	0.035
	June	0.17	0.07	0.05	0.03
	July	0.12	0.08	0.165	0.03
	August	0.22	0.15	0.09	0.06

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

I.        SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") is a 28.5% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 3 outlining our subsidiary structure.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning March 1, 2002. The Company believes that it does not have any material exposure to interest or commodity risks. The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.        USE OF PROCEEDS.

Not applicable

ITEM 15.        CONTROLS AND PROCEDURES

Based on review and evaluation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(c) and 15(d)-15(c), our principle executive officer and our principle financial officer have concluded that they:

1.	are responsible for establishing and maintaining disclosure controls and procedures;

2.
have designed such disclosure controls and procedures to ensure that material information relating to the Company, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the periods in which this 20-F is being prepared;

3.	have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing of this 20-F (the “Evaluation Date”);

4.	along with the Company’s other certifying officers, have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors:

a.
all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses, if any, in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

5.
can advise that there were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses..

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2003, we had only no employees and we relied upon the services of a chartered accountant in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Manning Elliott chartered accountants to perform the audit on our year-end consolidated financial statements, and the review engagements to our unaudited quarterly interim statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member has over 25 years of experience in the investment business and is a board member of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.        AUDIT CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2003.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2003	2002
Type of Services Rendered	Fiscal Year	FiscalYear
	(CAD$)	(CAD$)

(a) Audit Fees	25,910	15,850

(b) Audit-Related Fees (eg. review of Form 20-F)	1,200	1,100

(c) Tax Fees	2,000	1,800

(d) All Other Fees	-	-

PART III

ITEM 17.        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 11 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

ITEM 18.        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.        EXHIBITS

(a)    The following consolidated financial statements, together with the report of Manning, Elliott, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index to Consolidated Financial Statements
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b)    Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)

4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(9)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)

12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(9)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002
(9)	Exhibits filed herewith.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: September 23, 2003	By:	/s/ John G. Robertson
John G. Robertson
President/Director

Auditors’ Report

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheets of Reg Technologies Inc. as at April 30, 2003 and 2002, and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2003 and 2002, and the results of its operations and the changes in its cash flows for the years then ended, in accordance with generally accepted accounting principles used in Canada. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 19, 2003

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 2 to these financial statements. Our report to the shareholders dated September 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

September 19, 2003

Reg Technologies Inc.
Consolidated Balance Sheets
As at April 30, 2003 and 2002

	2003	2002
	$	$
Assets
Current Asset
Accounts receivable	8,481	25,926
Property and Equipment [Note 4]	710,171	773,713
Development Costs [Schedule]	8,335,425	8,676,237

	9,054,077	9,475,876

Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	6,118	11,417
Accounts payable and accruals	193,073	225,893
Due to related companies [Notes 9 and 12[a]]	552,848	854,734

	752,039	1,092,044

Non-controlling Interest [Note 7]	3,020,985	2,702,347
Subscriptions for Shares of Subsidiary	41,723	–

	3,814,747	3,794,391
Shareholders’ Equity
Capital Stock [Note 5]	10,467,921	10,467,921
Donated Capital [Note 6]	268,763	–
Accumulated Foreign Exchange Gain [Note 3]	178,042	554,093
Deficit	(5,675,396)	(5,340,529)

	5,239,330	5,681,485

	9,054,077	9,475,876

Contingency [Note 2]
Approved by the Board	“John G. Robertson”	“Jennifer Lorette”
	John G. Robertson, Director	Jennifer Lorette, Director

Reg Technologies Inc.
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2003 and 2002

	2003	2002
	$	$
Administrative Expenses
Amortization - property, plant and equipment	–	3,379
- goodwill [Note 4]	–	25,175
Bank charges and interest	5,400	4,187
Foreign exchange	(6,509)	(36,808)
Investor relations - advertising	35,450	13,215
Investor relations - consulting	288,469	105,526
Management and directors fees	42,000	42,000
Mineral property maintenance expenses	5,908	5,292
Office, printing and couriers	6,750	34,660
Professional fees	41,855	55,414
Regulatory fees	21,814	19,263
Rent	24,630	23,549
Secretarial wages and benefits	25,960	37,486
Telephone	4,592	28,376
Travel and promotion	269	6,955
Less interest income	(30)	(128)
Net Loss Before Other Items	(496,558)	(367,541)
Other Items
Write-off of intellectual property and development costs	–	(30,472)
Gain on payables written-off	1,490	42,115
Gain (loss) on sale of subsidiary’s shares	(664)	13,588
Gain (loss) on issue by subsidiary of its own shares
outside the consolidated group [Note 7[a]]	(215,878)	216,719
Non-controlling interest adjustment [Note 7[b]]	376,743	(4,482)
Net Loss for the Year	(334,867)	(130,073)
Deficit - Beginning of Year	(5,340,529)	(5,210,456)
Deficit - End of Year	(5,675,396)	(5,340,529)

Loss per Share - weighted average basis	(.01)	(.01)

Weighted average number of shares outstanding	17,078,000	16,870,000

Reg Technologies Inc.
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2003 and 2002

	2003	2002
	$	$
Operating Activities
Net loss for the year	(334,867)	(130,073)

Items not involving cash
Services paid by issuing shares of subsidiary	25,619	–
Amortization	–	28,554
Non-controlling interest	(376,743)	4,482
Gain (loss) on issue by subsidiary of its own shares	215,878	(216,719)
Gain on payables written-off	(1,490)	(42,115)
Donated services	288,469	–
Gain (loss) on sale of subsidiary’s shares	664	(13,588)
Write-off of intellectual property and developmental costs	–	30,472

	(182,470)	(338,987)
Change in non-cash working capital items
Accounts receivable	17,445	(24,480)
Accounts payable and accruals	(32,820)	(501,769)
Prepaid expenses	–	119

Cash to Operating Activities	(197,845)	(865,117)

Financing Activities
Shares issued for cash	–	75,000
Proceeds from related companies	140,729	365,423
Proceeds on subsidiary’s shares issued	–	312,380
Proceeds on sale of marketable securities	3,129	92,439
Subscriptions received	41,723	–
	185,581	845,242
Investing Activities
Development costs - net of amortization	(64,284)	(101,219)
Patent protection costs	(2,475)	(3,585)

	(66,759)	(104,804)
Translation Adjustments	84,322	133,684
Increase in Cash During the Year	5,299	9,005
Cash (Deficiency) - Beginning of Year	(11,417)	(20,422)
Cash (Deficiency) - End of Year	(6,118)	(11,417)

Non-Cash Financing Activities
Subsidiary’s shares issued for convertible debenture	7,475	–
Shares issued for consulting services	25,619	–
Shares issued to settle debt	442,615	–
	475,709	–

Reg Technologies Inc.
Consolidated Schedule of Deferred Development Costs
To April 30, 2003

	April 30,	Incurred	Foreign	April 30,
	2002	during the	Exchange	2003
	Cumulative	year	Adjustment	Cumulative
	$	$	$	$
Amortization of patents and intellectual property	483,708	39,128	(31,771)	491,065
Consulting	1,198,978	70,775	(68,225)	1,201,528
Management	579,180	36,000	(73,828)	541,352
Market development	384,973	–	(12,535)	372,438
Overhead	385,375	3,077	(28,525)	359,927
Professional fees	236,458	–	(9,985)	226,473
Prototype design and construction	4,588,360	(53,569)	(180,069)	4,354,722
Reports	81,394	–	(3,292)	78,102
Salaries	627,345	–	(26,059)	601,286
Travel and promotion	490,923	8,001	(22,688)	476,236

	9,056,694	103,412	(456,977)	8,703,129
Less: Government assistance	(121,430)	–	–	(121,430)
Payables written-off	(259,027)	–	12,753	(246,274)

	8,676,237	103,412	(444,224)	8,335,425

Note:

Included in development costs capitalized during the year is a non-cash adjustment for the decrease in foreign exchange in translating the Company’s US subsidiary’s balances into Canadian dollars at the year-end rate. Cash expenditures incurred during the year, not including amortization, amounted to $64,284.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

1.

Consolidated Financial Statements

These consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc., which owns a 28.5% interest in REGI US, Inc., a U.S. public company listed on the OTC Bulletin Board in the United States. REGI US, Inc. continues to be considered a controlled subsidiary for consolidation purposes by way of control through irrevocable voting trusts with other affiliated companies giving the Company the ability to control REGI US, Inc.

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

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of The RC/DC Engine or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of The RC/DC Engine and related applications must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

The Company also owns a 51% interest in Rand Energy Group, which owns 5,043,000 shares of REGI U.S. Inc., a U.S. company trading on the OTC Bulletin Board, which shares had a value of approximately US$2,068,000 as of September 17, 2003. The Company can sell up to 177,000 shares of REGI US, Inc., being 1% of the issued shares, during any 90 day period.

3.	Significant Accounting Policies

[a]

Goodwill

Goodwill represents the excess of the original purchase consideration paid for Rand Energy Group Inc. over fair market value of net identifiable assets acquired and contingent consideration paid. Goodwill is evaluated in each reporting period and is written down to its net recoverable amount when there is a permanent decline in value.

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

Property and equipment

Costs to register and protect patents are capitalized. Costs to acquire intellectual property such as technological rights and design drawings are capitalized. Costs of patents and intellectual property are being amortized to development costs on a straight-line basis over 20 years or written-off should The RC/DC Engine and/or AVFS be determined by management not to be commercially viable.

Computer equipment is amortized over three years on a straight-line basis.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

3.	Significant Accounting Policies (continued)

[d]

Accounting basis

These financial statements are prepared using Canadian generally accepted accounting principles. See Note 11 regarding adjustments from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles.

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

The accumulated foreign exchange gain, totalling $178,042 to April 30, 2003, is a result of translating assets and liabilities at the rate of exchange on April 30, 2003 as compared to the exchange rate accumulated from the inception of REGI US, Inc.

[f]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets and goodwill, and recording of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

4.	Property and Equipment Property and equipment includes tangible and intangible assets stated at cost less accumulated amortization.

			2003	2002
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
Tangible
Computer equipment	98,125	98,125	–	1,041
Intangible
Goodwill	503,494	218,181	285,313	285,313
RC/DC Engine rights and related
patent protection costs	765,918	341,061	424,857	487,358
Mineral resource properties	1	–	1	1
	1,269,413	559,242	710,171	772,672
	1,367,538	657,367	710,171	773,713

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

5.	Capital Stock

Authorized:

	30,000,000	Common shares without par value
	10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
	5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

			Value
	Common shares issued:	#	$
	April 30, 2001	16,578,371	10,392,921
	Issued during the year for cash:
	Private placement	500,000	75,000
	April 30, 2002 and 2003	17,078,371	10,467,921

[a]	Escrowed shares 93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[b]	Stock options outstanding:

April 30,	Price	Granted	Cancelled	April 30,	Expiry Date
2002	$	#	#	2003
#				#
1,300,000	0.10	25,000	–	1,325,000	September 27, 2007

*During the second quarter ended October 31, 2002, the stock option exercise prices were reduced to $0.10 and expiry dates extended to September 27, 2007.

[c]

Private placement

On October 2, 2001 the Company completed a unit private placement and issued 500,000 units at $0.15 per unit for gross proceeds of $75,000. Each unit consisted of 500,000 shares and 500,000 warrants to acquire 500,000 shares at $0.20 per share which expired October 2, 2002.

6.	Capital Stock Activity of REGI US, Inc.

		Value
Common shares issued:	#	US$
April 30, 2001	10,221,735	4,584,249
Shares issued for cash pursuant to a private placement	1,066,200	194,550
April 30, 2002	11,287,935	4,778,799
Stock issued to settle related party debt	6,100,000	305,000
Stock issued for investor and public relations services	250,000	16,500
Stock issued for convertible debenture	50,000	5,000
April 30, 2003	17,687,935	5,105,299

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

6.	Capital Stock Activity of REGI US, Inc. (continued)

	[a]	5,043,000 shares, having an approximate undiscounted fair market value as at September 17, 2003 of US$2,068,000, are owned by Rand Energy Group Inc. The Company owns 51% of Rand Energy Group Inc.

	[b]	A total of 1,750,000 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.20.

	[c]	A total of 145,000 shares are reserved for the exercise of warrants at US$0.30 per share with expiry dates ranging from November 1, 2003 to December 11, 2003.

[d]
On July 22, 2003, REGI US, Inc. issued 173,120 common shares and 173,120 common share purchase warrants to acquire shares at US$0.20 per share expiring July 7, 2004. Proceeds of US$25,968 were received prior to April 30, 2003.

7.	Non-Monetary Transactions

[a]

Gain on shares issued

During fiscal 2003 and 2002, REGI US, Inc. issued shares outside the consolidated group for cash proceeds. These issuances effectively reduced Rand Energy Group Inc.’s interest in REGI US, Inc. which resulted in a deemed gain (loss) on sale of subsidiary’s shares as follows:

		2003	2002
		$	$
	Cash proceeds on issuance of shares	475,709	423,015
	Less net book value of interest deemed sold	(691,587)	(206,296)
	Monetary Gain (Loss)	(215,878)	216,719

[b]	Non-controlling interest

	2003	2002
	$	$
Non-controlling interest - beginning of year	2,702,347	2,412,717
Non-controlling interest - end of year	3,020,985	2,702,347
Increase in non-controlling interest	318,638	289,630

Components of the increase in non-controlling interest:

[i]	non-controlling interest in subsidiaries’ net results of operations	(376,743)	4,482
[ii]	net book value of REGI US, Inc. deemed sold [Note 7[a]]	691,587	206,296
[iii]	net book value of REGI US, Inc. shares sold to settle debt	3,794	78,852
		318,638	289,630

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

8.

Losses and Deductions for Tax Purposes

The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $2,119,000 which are available to reduce Canadian taxable income of future years. The losses expire as follows:

	$		$
2004	402,000	2008	361,000
2005	390,000	2009	138,000
2006	409,000	2010	190,000
2007	229,000

The Company’s US subsidiary, REGI US, Inc., has U.S. income tax losses of US$4,875,000 which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2008	23,000	2014	417,000
2009	393,000	2015	429,000
2010	1,007,000	2016	518,000
2011	792,000	2017	153,000
2012	521,000	2018	17,000
2013	605,000

The potential benefits of income tax losses have not been recognized in the accounts as realization is not likely.

9.	Related Party Balances and Transactions

	[a]	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

	[b]	The amounts owing to or from related companies are unsecured, non-interest bearing and due on demand.

	[c]	The value of consulting services of US$187,500 was contributed by directors of REGI US to the subsidiary and charged to operations and treated as donated capital.

	[d]	During the year, the President of the Company was paid $12,000 (2002 - $12,000) in director’s fees.

10.

Commitments

In connection with the acquisition of REGI the Company may have the following obligations: a further 150,000 shares may be issued, subject to regulatory approval, when an independent market

	[a]	assessment report confirming the Beta version of The RC/DC Engine has commercial or military applications;

[b]
a further 250,000 shares may be issued, subject to regulatory approval, upon signing of a contract to build and sell The RC/DC Engine or the execution of a license agreement with an independent company;

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

[c]
A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

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

11.

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

Under U.S. accounting principles, development costs must be expensed as incurred requiring that development costs of $8,335,425 be expensed.

[b]

Capital assets

Intellectual property and goodwill are treated as capital assets under Canadian accounting principles. Under U.S. accounting principles, these relate to and thus, are treated as, research and development, which must be expensed as incurred, requiring the net book value of capital assets totalling $508,175 be expensed.

	[c]	Non-controlling interest. The amounts written-off to operations in (a) and (b) above would be reduced by $3,020,985 which represents non-controlling interest therein.

[d]

Accumulated foreign exchange

Foreign exchange gains and losses recognized on translation of self-sustaining foreign operations are included in the statement of operations under U.S. accounting principles.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

11.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

	[e]	The balance sheet, as determined under U.S. accounting principles, is as follows:

	2003	2002
	$	$
Assets
Current Assets
Accounts receivable	8,481	25,926
Capital Assets	201,996	227,438

	210,477	253,364
Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	6,118	11,417
Accounts payable and accruals	193,073	225,892
Due to related companies	552,848	854,734
	752,039	1,092,043
Subscriptions For Shares	41,723	–
	793,762	1,092,043
Shareholders’ Equity (Deficit)
Capital Stock	10,467,921	10,467,921
Donated Capital	268,763	–
Stock Based Compensation	53,035	58,035
Deficit (refer to reconciliation following)	(11,373,004)	(11,364,635)
	(583,285)	(838,679)
	210,477	253,364

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

11.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

	[f]	Loss and deficit accumulated during the development stage as determined under U.S. generally accepted accounting principles is as follows:

		2003	2002
		$	$
	Net loss, as determined under
	Canadian generally accepted accounting principles	(334,867)	(130,073)
	Amortization of goodwill on consolidation	–	25,175
	Stock based compensation	–	(4,832)
	Foreign exchange translation	55,500	(44,890)
	Non-controlling interest	(376,743)	4,482
	Gain on sale of subsidiaries’ shares	3,793	76,293
	Gain on issue of subsidiaries’ shares	691,587	206,296
	Development costs written-off	(47,639)	33,538

	Net earnings (loss), as determined under
	U.S. generally accepted accounting principles	(8,369)	165,989
	Deficit accumulated during the development
	stage, as determined under U.S. generally
	accepted accounting principles
	- Beginning of year	(11,364,635)	(11,530,624)
	- End of year	(11,373,004)	(11,364,635)
	Earnings (loss) per share, weighted average basis
	(excluding escrowed shares)	(0.01)	0.01

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

	2003	2002
	$	$

Deferred development costs, as determined in Canada	8,335,425	8,676,237
Deferred development costs, as determined in the U.S.	–	–

Increase to deficit as determined in the U.S.	8,335,425	8,676,237

Capital assets, as determined in Canada	710,171	773,713
Capital assets, as determined in the U.S.	201,996	227,438

Increase to deficit as determined in the U.S.	508,175	546,275

Non-controlling interest, as determined in Canada	(3,020,985)	(2,702,347)
Non-controlling interest, as determined in the U.S.	–	–

Decrease to deficit as determined in the U.S.	(3,020,985)	(2,702,347)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2003 and 2002

11.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

	[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet are as follows:

	2003	2002
	$	$
Accumulated foreign exchange gain, as determined in Canada	178,042	554,093
Accumulated foreign exchange gain, as determined in the U.S.	–	–

Decrease to deficit as determined in the U.S.	(178,042)	(554,093)

Stock based compensation, as determined in Canada	–	–
Stock based compensation, as determined in the U.S.	53,035	58,035

Increase to deficit as determined in the U.S.	53,035	58,035

Deficit, as determined in Canada	5,675,396	5,340,529
Deficit, as determined in the U.S.	11,373,004	11,364,635

Net increase to deficit as determined in the U.S.	5,697,608	6,024,106

12.	Subsequent Events

	[a]	On June 4, 2003, the Company issued 3,956,820 common shares to settle related party debt in the amount of $395,682.

	[b]	On September 12, 2003, the Company granted incentive stock options to purchase up to 300,000 common shares at a price of $0.20 per share, exercisable for a period of 90 days from the date of granting.

	[c]	On September 18, 2003, the Company granted incentive stock to purchase up to 175,000 commonshares at a price of $0.30 per share, exercisable for a period of five years from the date of granting.

[d]
Subsequent to year end, the Company has arranged a private placement of one million units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each one purchase warrant entitles the holder to purchase one common share at a price of $0.20 in the first year and $0.25 in the second year.