Form 20-F
period 2004-04-30
REG TECHNOLOGIES INC
filed 2004-10-05
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

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

Title of Each Class	Outstanding at April 30, 2004
Common Shares, no par value	22,101,470
Preferred Shares, $ 1.00 par value	none
Class A, no par value	none

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

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see "Item 6 – Directors, Senior Management and Employees –Directors and Senior Management".

ITEM 2.             OFFER AND STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.             KEY INFORMATION

A.             SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2004 and 2003, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2004 and 2003 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 10 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2004, US$1.00 was equal to approximately C$1.3711 The exchange rates for the past five fiscal years ended April 30, are presented below..

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

Fiscal Years Ended April 30
	2004	2003	2002	2001	2000
Net sales or operating revenues	-	-	-	-	-
Income (loss) from operations	(225,035)	(8,369)	165,989	(1,631,759)	148,090
Income (loss) from continuing operations	(225,035)	(8,369)	165,989	(1,631,759)	148,090
Net income (loss)	(225,035)	(8,369)	165,989	(1,631,759)	148,090
Net income (loss) from operations per share	(0.01)	(0.01)	(0.01)	(0.10)	0.01
Income (loss) from continuing operations per share	(0.01)	(0.01)	(0.01)	(0.10)	0.01
Total assets	210,882	210,477	253,364	262,443	910,337
Net assets	(57,331)	(583,285)	(838,674)	(1,085,587)	266,873
Capital stock (excluding long term debt and redeemable preferred stock)	11,011,046	10,467,921	10,467,921	10,392,920	10,142,920
Number of shares as adjusted to reflect changes in capital	22,101,470	17,078,371	17,078,371	16,578,371	16,078,371
Dividends per share	-	-	-	-	-
Diluted net income per share	-	-	-	-	-

Reference is made to "Item 4. Information on the Company" and "Item 5. "Operating and Financial Review and Prospects" for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.3711 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2004. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 10, 2004, the Noon Buying Rate was CDN$ 1.2880 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
February	2004	1.3442	1.3108
March	2004	1.348	1.308
April	2004	1.3711	1.3095
May	2004	1. 397	1. 358
June	2004	1.3772	1.3407
July	2004	1.3353	1.3082
August	2004	1.3323	1.2964

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	April 30
2004	1.344	1.269/1.4221	1.3711
2003	1.5388	1.4336/1.5963	1.4663
2002	1.5671	1.5102/1.6128	1.5681
2001	1.5113	1.4639/1.5790	1.5360
2000	1.4634	1.4977/1.4475	1.4789

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

We have reported losses in each year since its inception. At April 30, 2004, we had an accumulated deficit of ($11,598,039) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Volatility of The Over-the-Counter Bulletin Board ("OTC BB") or the TSX Venture Exchange may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB and/or the TSX Venture Exchange have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB and/or the TSX Venture Exchange without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, may continue to adversely affect the market price of the Common Stock.

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

Our authorized capital consists of 45,000,000 shares consisting of 30,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 30,000,000 common shares without par value, 22,101,470 shares were issued and outstanding as of April 30, 2004 and 22,285,181 are outstanding as at the date of this 20-F. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

These agreements resulted in us owning 40% of the issued and outstanding shares of Rand Technologies Inc., with the balance of 60% being owned by Rand Cam-Engine Corp. Pursuant to an amalgamation agreement between the shareholders of Rand Technologies Inc. and REGI, the two companies were amalgamated effective July 31 ,1993. The amalgamated company is called Rand Energy Group Inc. and retains the same ownership structure.

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

Under the terms of the Agreement, if any of the 600,000 shares to be issued above remain unissued after ten years from the date of the Agreement, these shares will not be issued and we shall be relieved of any further obligations in respect to the issuance of these shares. Accordingly, the requirement to issue these shares has expired.

Pursuant to an agreement with Brian Cherry ("Cherry Agreement") dated July 30, 1992 , REGI was assigned all rights, title and interest in the Direct Charge Rotary Engine for all countries excluding the United States of America. Also under the Cherry Agreement, we were assigned from Brian Cherry all right, title and interest in and to the Rand Cam/Direct Charge Rotary Engine for the United States. Pursuant to a letter of understanding between the Company, REGI US and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology. A 1% net profit royalty will be payable to Brian Cherry on all U.S. based sales.

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") is 18.3% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 50,000,000 common shares. As of April 30, 2004, a total of 22,231,055 were issued of which 4,079,036 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the "Technology"). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (a Canadian subsidiary 51% owned by the Company) which controls REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2004 Rand Energy Group Inc. owes Reg Technologies $2,830,375 which will be fully repaid prior to royalty obligations due as discussed in Note 9(a) and prior to dividends being paid to the owners of Rand Energy Group Inc.

Pursuant to an agreement dated July 30, 1992 and amendments thereto between Brian Cherry, Sky and ourself (the "Cherry Agreement"), we acquired and then assigned to Sky the U.S. technology rights to the Rand Cam/Direct Charge Rotary Engine (the "Rand Cam/Direct Charge Rotary Engine") from Brian Cherry. REGI will retain a 5% interest in the net profits from the United States rights. In consideration, Mr. Cherry received, subject to regulatory approval, 100,000 shares of the Company, and a 1% net profits interest in REGI U.S. Brian Cherry purchased 300,000 shares of Sky/REGI at US $0.01 .

REGI is controlled through irrevocable voting trusts with other affiliated companies giving the Company the ability to control 60% of the voting shares of REGI US, Inc.

Our stock currently trades on the OTC BB under the symbol REGRF and on the TSX Venture Exchange as RRE.

B.             BUSINESS OVERVIEW

Nature of the Company's Operations

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

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications. To date, we have, through our subsidiary REGI US, completed three license agreements with Advanced Ceramics for 10 H.P. or less for remote piloted vehicles, a license agreement with Radian MILPARTS for greater than 10 H.P. for military applications and to Rotary Power International for Generator applications. The agreement with Advanced Ceramics has terminated due to Phase II funding not being completed. A previous agreement with Trans Air to test an air conditioning Rand Cam™ compressor is still pending. Rotary Power agreement has been terminated due to non payment of $100,000.

PRODUCTS AND PROJECTS

Rand Cam Technology

Rand Cam Cold Turbine Engine

On May 7, 2003 we announced that Rotary Power International has been granted a license agreement for the power generator applications. On June 9, 2003 we announced that the license had been extended to December 31 2003. , The agreement has now lapsed due to non payment of the $100,000

Gasoline and Diesel Engine

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

In May 2004 the Company completed an amended Rand Cam™ UAV engine license agreement with Radian,

Inc. Radian, Inc. agrees to furnish REGI U.S., Inc. with a second generation, application specific Rand Cam™ 42 H.P. diesel engine at the conclusion of their Phase II study program. The Radian, Inc. UAV product development program commenced early this year and the UAV prototype fabrication is underway, with application specific testing scheduled to start on or before third quarter 2004. Receipt by REGI U.S., Inc. of the product development-application specific engine is scheduled to occur during 4th quarter 2004. The Phase I/ Study Rand Cam™ 42 H.P. diesel engine demonstrated that the engine generates sufficient pressure and temperature to proceed with the second generation diesel engine.

Compressor

We contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing is to be conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses, which has agreed to jointly develop and manufacture the working model compressor. The prototype compressor was delivered to Trans/Air in January 2001The prototype was returned to REGI U.S., Inc. for additional tests, which are currently being completed for a generator application.

A special 3.2 SCFM air compressor has been designed and built for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared.

On January 8, 2004, by way of a news release, the Company announced that testing for the air conditioning compressor for buses application has commenced by Trans Air Manufacturing. The new manifold has been installed on the working prototype compressor and pressure testing has commenced.

Trans Air Manufacturing will first perform bench testing to baseline speed, performance, and power consumption data before designing to install on a vehicle for "real world" testing.

Based on the successful completion of the Joint Venture, being the development and successful testing of a working prototype of the Bus Compressor, Trans Air shall have the exclusive right and shall use its reasonable efforts to market, merchandise, sell and exploit the Bus Compressor within the markets or geographical areas in which Trans Air, in its sole option and discretion, believes such efforts would be appropriate. Currently Brian Cherry, our Vice President of Research and Development, is overseeing the testing of the air conditioning compressor.

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

On February 2, 2004, by way of a news release, the Company announced that a REGI licencee for unmanned vehicle system engines has completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrate that the first generation prototype engine generates pressure and temperature. The licencee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

Currently the second prototype is being completed for production purposes by Radian. REGI will also receive that prototype model for their own use.

On August 5, 2003, by way of a news release, the Company announced the following announcement on the RadMax TM Engine- The RadMax TM Engine was announced July 15th, 2003 at the AUVSI Conference Association for Unmanned Vehicle Systems. (AUV) by our licensee Radian MILPARTS.

The July 15th, announcement by Radian MILPARTS states that plans are in place to start calibration testing at the Naval Air Systems Command (NAVAIR) Patuxent River, MD late in the summer. Procedures are written and in place to determine and document the RadMax ™ Engines horsepower, its vibration and noise metrics, and so forth. Following completion of the testing, to be conducted by engineers, first production units will generally be available by the fall, followed by a full production run next year.

The announcement further states, the RadMax ™ Engine, a heavy fuel engine that is comprised of only 13 moving parts, is completely balanced and on all speeds, loads and orientation angles. And best of all, without piston valves, a crankshaft or camshaft it's inherently quiet at 60 dB at 1,500 feet.

REGI U.S. has an agreement with Radian which grants an exclusive license for the manufacture of the Rand Cam Diesel Engines within the United States, for applications in Unmanned Autonomous Vehicles (UAV'S) over 10 horsepower, including non-exclusive rights to the worldwide sales for this application.

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

Marketing Strategy

We intend to pursue the development of the RC/DC Engine and the air pump, compressor and other products by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. We have signed license agreements with Radian, Inc. and Trans Air Manufacturing. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

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

The following marketing activities are all currently underway:

AIR CONDITIONING COMPRESSOR - An agreement with Trans Air Manufacturers has been completed to use the Rand Cam(TM) compressor in air conditioning units in bus applications. We have delivered a compressor prototype for testing. We are awaiting test results from Trans Air. Currently, Brian Cherry, our Vice President of Research and Development, is overseeing the testing of the air conditioning compressor.

AIR PUMP – A prototype air pump for a Fuel Cell Application has been completed and will be delivered to the Fuel Cell manufacturer and others. We plan to build several additional air pumps for demonstration purposes for other fuel cell uses.

DIESEL ENGINE – We have signed a license agreement with Radian MILPARTS to further develop our Rand Cam Technology for a 42 horsepower engine. Our license agreement with Radian calls for a 6% royalty to us and one working model 42 horsepower diesel engine for our own use for demonstration purposes for the other commercial applications. The second generation prototype is currently being completed by Radian.

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

An extensive manufacturing study has not been performed to date and it could turn out that the costs to manufacture are prohibitive for one or more reasons. However, the computer modeling done can be utilized to generate manufacturing drawings which could be used to obtain preliminary costing estimates.

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

C.             ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see "Item 10 – Additional Information – Subsidiary Information".

D.             PROPERTY, PLANT AND EQUIP MENT

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

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 10 to the consolidated financial statements for a reconciliation to U.S. GAAP. The following discussion is derived from the U.S. GAAP reconciliation.

A.             OPERATING RESULTS

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine").

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,598,039 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. Our working capital deficit is $255,155. Our major assets are our tangible and intangible assets, being patents and intellectual property rights, totaling $197,824 which represents 94% of total assets. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Fiscal 2004 compared to 2003

Results of operations was a net loss of $225,000 ($0.01 per share) for 2004 as compared to net loss of $8,000 ($0.01 per share) for 2003.

No revenues from the sale or licensing of any technology were realized in 2004 or 2003. We entered into license agreements with Advanced Ceramics Research, Inc. and Rotary Power Generation Incorporated in 2002.

In 2004, the Company recognized a gain of $670,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $670,000 which resulted in a gained disposition of 10.5% of its ownership in this subsidiary.

In 2003, the Company recognized a gain of $476,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $476,000 which resulted in a deemed disposition of 16% of its ownership in the subsidiary. Administrative expenses increased by $411,000 to $908,000 in 2004 from $497,000 in 2003. This increase is a result of increases in investor relations/consulting and management and directors' fees; professional fees increased by $51,400 to $93,400 in 2004 from $42,000 in 2003; travel and promotion increased by $24,200 to $24,500 in 2004 from $300 in 2003.

Research and development expenses increased by $58,000 to $161,000 spent in 2004 compared to $103,000 incurred in 2003. Technical consulting increased by $10,000 to $81,000 in 2004 from $71,000 in 2003. Prototype development costs of $4,200 were incurred in 2004 compared to $54,000 recovered in 2003. Accounts payable of $246,000 were written off during 2004. The majority of prototype developments are now being borne by the licesencees and manufacturers.

The Company did not issue any common shares during the year.

B.             LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of 1.2 million (US). REGI U.S., Inc. is currently completing a private placement @ US$0.25 for a maximum of 4,000,000 units to raise up to US$1,000,000.

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

Fiscal 2004 compared to 2003

During the fiscal year ended April 30, 2004, we derived most of our development and operating capital primarily from the $328,500 in proceeds received from related companies ($141,000 in 2003).

During the year, we raised no monies from subscriptions. Operating capital was derived from the sale of

175,000 shares, as well as the issuance of our subsidiary's shares totaling $142,000. Funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of stock options, if exercised. Options with respect to 1,325,000 shares at $0.10 per share may be exercised to net $132,500, if exercised.

Our investment in research and development activities excluding foreign exchange adjustment totaled $161,000 during the 2004 fiscal year, down 56% from the $103,000 spent during the 2003 fiscal year.

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

During the last two fiscal years, excluding foegin exchange adjustment, we spent $264,500 on research and development. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

D.             TREND INFORMATION

See "Item 4. - Information on the Company, - Part B., Business Overview"

E.             OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2004.

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes all of the outstanding obligations of the Company's continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Year	Expenditure Commitment	Number of Shares

(1)	2004	$ -	-
(1)	2005	$ -	-
(1)	2006	$ -	-

(1) refer to note 9(a) to the financial statements

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission ("SEC") filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of April 30, 2004, our Board of Directors consisted of four Directors, two of whom are independent (or "outside") non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2004.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2004	1982
Jennifer Lorette	Director	Annual Shareholders Meeting for fiscal 2004	2001
James Vandeberg	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2004	2003
Susanne Robertson	Director	Annual Shareholders meeting for fiscal 2004	1984

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

Jennifer Lorette, Richmond, B.C. - Since April 1994, Ms. Lorette has been Vice President of Administration for Reg Technologies, Inc., and became a director in 2000. Ms. Lorette is a director of Linux Gold Corp., a British Columbia company traded on the OTC BB, and has held several positions with it since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded which is inactive. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Since November 1997 Ms. Lorette has been Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration. She also became a director in February 2001 Ms. Lorette is a citizen and resident of Canada..

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

James L. Vandeberg, Sammamish, WA Mr. Vandeberg has been a director of the Company since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation which is currently inactive. He is also a director of IAS Communications, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of Linux Gold Corp., a British Columbia company traded on the OTC bulletin board. Mr. Vandeberg is also a director of Cyber Merchants Exchange, Inc. since May 2001. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

B.             COMPENSATION

For the fiscal year ended April 30, 2004 we and our subsidiary paid $123,91 in compensation to directors and 3 officers or their companies as a group. Related company advances were $122,148. Total compensation paid to all employees was $187,968

During the year ended April 30, 2003, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was $123,913.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd. ("SMR"), and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, a director of the Company and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract is renewable annually after the initial term ended May 1, 1999. During fiscal 2003 SMR was paid an additional $1,500 per month for secretarial services.

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

US$82,236 was paid during the year by REGI U.S. Inc., our US subsidiary, to Patrick Badgley for research and development services related to the Rand Cam Engine.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2004 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2004, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation shall be included in the Information Circular for our 2004 annual general meeting, which is anticipated to be held on October 24, 2004.

During the fiscal year ended April 30, 2004 775,000 stock options were granted, 250,000 stock options were exercised and 600,000 stock options expired pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,250,000. Of the total amount:

  750,000 are exercisable at $0.10 per share expiring October 11, 2005;

  25,000 are exercisable at $0.10 per share expiring September 23, 2007;

  175,000 are exercisable at $0.30 per share expiring September 18, 2008;

  250,000 are exercisable at $0.19 per share expiring March 4, 2009; and

  50,000 are exercisable at $0.14 per share expiring April 8, 2009.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John G. Robertson	750,000	$0.10	October 11, 2005
Jennifer Lorette	50,000	$0.30	September 18, 2008
	50,000	$0.14	April 8, 2009
Susanne Robertson	250,000	$0.19	March 4, 2009
James Vandeberg	50,000	$0.30	September 18, 2008
TOTAL HELD AS A GROUP:	1,150,000

Options to Purchase Registrant's Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Arnie Winrob	50,000	$0.30	September 18, 2008
Monique Van Oord	25,000	$0.30	September 18, 2008
Monique Van Oord	25,000	$0.10	September 23, 2007
TOTAL:	100,000

C.             BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company's audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consisting of James Vandeberg, Susanne Robertson and Jennifer Lorette.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

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

As of April 30, 2004, we employed three part-time employees/contractors. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.             SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at August 31 2004:,

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	2,584,199	11.6%
Jennifer Lorette (3)	108,400	*
Susanne Robertson (4)	4,846,228	21.7%
James Vandeberg (5)	50,000	*

(1)	as at August 31, 2004, there were 22,285,181issued and outstanding common shares.
(2)
Includes 1,188,030 shares and 14,000 warrants registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currently exercisable and in-the-money. This amount also includes 641,946 warrants.

(3)	Includes 50,000 stock options which are currently in-the-money.
(4)
SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 3,366,807 common shares representing 15.1% of our outstanding common shares. This amount also includes 250,000 stock options which are currently exercisable and in-the-money.

(5)	Includes 50,000 stock options which are currently exercisable but not in the money.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to " – Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of August 31, 2004, 22,285,181 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, no person beneficially owned shares carrying more than 10% of the voting rights attached to all our shares, other than those persons set out above.

We do not know of any arrangements which could result in a change in our control.

B.             RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1 ,1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,5OO per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2004, 2003 and 2002, and rent of $6,000 in each of fiscal years 2004, 2003 and 2002 . SMR is a private company owned by Susanne M. Robertson, one of our directors and the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2004, 2003 and 2002.

We had related party advances outstanding of $122,148 at the April 2004 year-end, compared to $552,848 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During the fiscal year ended April 30, 2004 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2004 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness.

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

		TSX Venture		OTC BB
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
				High-Bid	Low-Bid
2003
	1st Quarter ended July 31/02	0.13	0.04	0.085	0.07
	2nd Quarter ended October 31/02	0.13	0.07	0.09	0.05
	3rd Quarter ended January 31/03	0.12	0.06	0.075	0.05
	4th Quarter ended April 30/03	0.08	0.05	0.065	0.04
2004
	1st Quarter ended July 31/03	0.17	0.04	0.165	0.03
	2nd Quarter ended October 31/03	0.40	0.15	0.27	0.07
	3rd Quarter ended January 31/04	0.27	0.17	0.18	0.12
	4th Quarter ended April 30/04	0.22	0.14	0.14	0.11

High and low closing prices for each of the most recent six months
	March	0.21	0.15	0.14	0.11
	April	0.15	0.14	0.12	0.11
	May	0.18	0.13	0.12	0.06
	June	0.15	0.13	0.13	0.095
	July	0.265	0.13	0.14	0.11
	August	0.295	0.20	0.19	0.14

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

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our shares. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

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

I.             SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") is a 18.3% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 3 outlining our subsidiary structure.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company' s results of operations or financial position.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.             USE OF PROCEEDS.

Not applicable

ITEM 15.             CONTROLS AND PROCEDURES

In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002 and the United States Securities Exchange Act of 1934, the Company evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 29, 2004, in order to ensure that all material information, both financial and non-financial, required to be disclosed in the Linux Annual Report on Form 20-F for the year ended February 29, 2004 was identified, recorded, processed, summarized and reported to the Company's senior management within the required timeframe. This evaluation was undertaken under the supervision and with the participation of the Company's senior management, including the Company's Chief Executive Officer and Chief Financial Officer. Based on that evaluation, it was concluded that the Company's disclosure controls and procedures were effective as of February 29, 2004, and that subsequently there have been no significant changes in the Company's internal controls or in other factors that could affect those controls.

The Company will review and evaluate the design and effectiveness of disclosure controls and procedures on an on-going basis and continue to improve controls and procedures over time and correct any deficiencies that may be discovered in the future. The Company's objective is to ensure that its senior management has timely access to all material financial and non-financial information concerning the business. Whilst the Company believes that the present design of the disclosure controls and procedures is effective to achieve this objective, future events affecting the business may cause the Company to significantly modify the disclosure controls and procedures. Further, in designing and evaluating the disclosure controls and procedures, the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired controls objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

ITEM 16.             [Reserved]

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2004, we had only no employees and we relied upon the services of a chartered accountant in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Manning Elliott chartered accountants to perform the audit on our year-end consolidated financial statements, and the review engagements to our unaudited quarterly interim statements.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2004	2003
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	19,000	25,910

(b) Audit-Related Fees (eg. review of Form 20-F)	1,200	1,200

(c) Tax Fees	2,000	2,000

(d) All Other Fees	-	-

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 10 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

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

Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4 (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4 (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4 (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter- related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4 (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4 (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4 (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4 (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4 (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4 (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4 (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)

4 (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4 (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4 (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4 (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4 (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4 (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4 (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4 (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4 (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4 (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4 (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4 (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(9)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(9)

(1)	incorporated by reference to the Registrant's Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 1996
(3)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 1997
(4)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 1998
(5)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 1999
(6)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 2000
(7)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 2001
(8)	incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended April 30, 2002
(9)	Exhibits filed herewith.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: September 16, 2004	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director

Reg Technologies Inc.

Consolidated Financial Statements

For the Years Ended

April 30, 2004 and 2003

Auditors’ Report

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheets of Reg Technologies Inc. as at April 30, 2004 and 2003, and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2004 and 2003, and the results of its operations and the changes in its cash flows for the years then ended, in accordance with generally accepted accounting principles used in Canada. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

August 23, 2004

Comments by Auditors for
U.S. Readers on Canada - U.S. Reporting Conflict

We also conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Our report to the shareholders dated August 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

August 23, 2004

Reg Technologies Inc.
Consolidated Balance Sheets
As at April 30, 2004 and 2003

	2004	2003
	$	$

Assets

Current Assets
Cash	6,589	–
Amounts receivable	6,469	8,481
	13,058	8,481
Intangible Assets [Note 3]	697,858	710,171
Deferred Development Costs [Schedule]	8,314,164	8,335,425
	9,025,080	9,054,077
Liabilities

Current Liabilities
Cheques issued in excess of funds on deposit	–	6,118
Accounts payable and accruals	146,066	193,073
Due to related companies [Note 9]	122,148	552,848
	268,214	752,039
Non-controlling Interest [Note 7]	3,140,445	3,020,985
Subscriptions for Shares of Subsidiary	–	41,723
	3,408,659	3,814,747
Shareholders’ Equity
Capital Stock [Note 5]	11,011,046	10,467,921
Donated Capital [Note 9[c]]	545,410	268,763
Contributed Surplus	45,310	–
Deferred Compensation	(64,558)	–
Accumulated Foreign Exchange Gain (Loss) [Note 2]	(266,527)	178,042
Deficit	(5,654,260)	(5,675,396)
	5,616,421	5,239,330
	9,025,080	9,054,077

Contingency [Note 1]
Subsequent Events [Note 11]

Approved on behalf of the Board	“John G. Robertson”	“Jennifer Lorette”
	John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2004 and 2003

	2004	2003
	$	$

Administrative Expenses

Bad debts	3,750	–
Bank charges and interest	5,758	5,400
Foreign exchange	5,313	(6,509)
Investor relations - advertising	15,552	35,450
Investor relations - consulting	380,853	288,469
Management and directors’ fees (Note 8)	276,315	42,000
Mineral property maintenance expenses	5,908	5,908
Office, printing and couriers	15,632	6,750
Professional fees	93,398	41,855
Regulatory fees	30,463	21,814
Rent	9,341	24,630
Secretarial wages and benefits	14,550	25,960
Stock-based compensation	18,937	–
Telephone	7,846	4,592
Travel and promotion	24,453	269
Less interest income	(33)	(30)

Net Loss Before Other Items	(908,036)	(496,558)

Other Items

Gain on accounts payable written-off	20,694	1,490
Gain (loss) on sale of subsidiary’s shares	128,166	(664)
Gain (loss) on issue by subsidiary of its own shares outside the
consolidated group [Note 6[a]]	472,872	(215,878)
Non-controlling interest [Note 6[b]]	307,440	376,743

Net Income (Loss) for the Year	21,136	(334,867)

Deficit - Beginning of Year	(5,675,396)	(5,340,529)

Deficit - End of Year	(5,654,260)	(5,675,396)

Basic and Diluted Earnings (Loss) per Share - weighted average basis	–	(0.02)

Weighted average number of shares outstanding	20,317,000	17,078,000

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2004 and 2003

	2004	2003
	$	$
Operating Activities
Net income (loss) for the year	21,136	(334,867)
Items not involving cash
Services paid by issuing shares of subsidiary	123,593	25,619
Stock-based compensation	18,937	–
Non-controlling interest	(307,440)	(376,743)
Loss (gain) on issue by subsidiary of its own shares	(472,872)	215,878
Gain on accounts payable written-off	(20,694)	(1,490)
Donated services	282,114	288,469
Loss (gain) on sale of subsidiary’s shares	(128,166)	664
	(483,392)	(182,470)
Change in non-cash working capital items
Accounts receivable	2,012	17,445
Accounts payable and accruals	(47,007)	(32,820)
Prepaid expenses	(38,185)	–
Cash to Operating Activities	(566,572)	(197,845)
Financing Activities
Shares issued for cash	175,000	–
Repayment of loans from related companies	328,430	140,729
Proceeds on subsidiary’s shares issued	142,400	–
Proceeds on sale of marketable securities	–	3,129
Subscriptions received	–	41,723
	645,830	185,581
Investing Activities
Development costs	(149,274)	(64,284)
Patent protection costs	(3,501)	(2,475)
	(152,775)	(66,759)
Translation Adjustments	86,224	84,322
Increase in Cash During the Year	12,707	5,299
Cash (Deficiency) - Beginning of Year	(6,118)	(11,417)
Cash (Deficiency) - End of Year	6,589	(6,118)
Non-Cash Financing Activities
Subsidiary’s shares issued for convertible debenture	–	7,475
Shares issued for consulting services	–	25,619
Shares issued to settle debt	395,682	442,615
	395,682	475,709

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.
Consolidated Schedule of Deferred Development Costs
To April 30, 2004

Included in deferred development costs is a non-cash adjustment for the decrease in foreign exchange in translating the Company’s US subsidiary’s balances into Canadian dollars at the year-end rate. Cash expenditures incurred during the year, not including amortization and accounts payable written-off, amounted to $149,274.

	April 30,	Incurred	Foreign	April 30,
	2003	during the	Exchange	2004
	Cumulative	year	Adjustment	Cumulative
	$	$	$	$
Amortization of patents and intellectual property	491,065	18,025	(14,524)	494,566
Consulting	1,201,528	80,604	(29,526)	1,252,606
Management	541,352	40,302	(16,303)	565,351
Market development	372,438	953	(5,678)	367,713
Overhead	359,927	–	(12,970)	346,957
Professional fees	226,473	–	(4,530)	221,943
Prototype design and construction	4,354,722	4,211	(81,183)	4,277,750
Reports	78,102	6,295	(1,359)	83,038
Salaries	601,286	–	(11,823)	589,463
Travel and promotion	476,236	16,909	(10,045)	483,100
	8,703,129	167,299	(187,941)	8,682,487
Less: Government assistance	(121,430)	–	–	(121,430)
Accounts payable written-off	(246,274)	(6,272)	5,653	(246,893)
	8,335,425	161,027	(182,288)	8,314,164

(The accompanying notes are an integral part of the financial statements)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

1.

Nature of Operations and Continuance of Business

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (a Canadian subsidiary 51% owned by the Company) which controls REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2004 Rand Energy Group Inc. owes Reg Technologies $2,830,375 which will be fully repaid prior to royalty obligations due as discussed in Note 9(a) and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

The Company’s direct investment in REGI U.S. Inc., together with its ownership in Rand Energy Group Inc., gives it control over 7,320,000 shares of REGI U.S. Inc., which shares had a value of approximately US$2,400,000 as of August 23, 2004. The Company can sell, through a registered broker, up to 220,000 shares of REGI US, Inc., being 1% of the issued shares, during any 90 day period.

2.	Significant Accounting Policies

[a]

Consolidated Financial Statements and Basis for Accounting

These financial statements are prepared using Canadian generally accepted accounting principles and are presented in Canadian dollars. See Note 10 regarding adjustments to reconcile to U.S. generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc., which owns a 18% interest in REGI US, Inc., a U.S. public company listed on the OTC Bulletin Board in the United States. REGI US, Inc. continues to be considered a controlled subsidiary for consolidation purposes by way of control through irrevocable voting trusts with other affiliated companies giving the Company the ability to control 60% of the voting shares of REGI US, Inc.

[b]

Goodwill

Goodwill represents the excess of the original purchase consideration paid for Rand Energy Group Inc. over fair market value of net identifiable assets acquired and contingent consideration paid. Pursuant to CICA Handbook rules goodwill is no longer amortized. Goodwill is evaluated in each reporting period and is written down to its net recoverable amount when there is a permanent decline in value.

[c]

Development costs

Costs incurred by the Company in developing of the Technology are capitalized as incurred. Costs will be amortized over the estimated useful life of specific licensed products or rights following commencement of commercial activity, or written-off should the Technology be determined not to be commercially viable.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

2.	Significant Accounting Policies (continued)

[d]

Intangible Assets

Costs to register and protect patents are capitalized. Costs to acquire the Technology are capitalized. Costs of patents and the Technology are being amortized to deferred development costs on a straight-line basis over 20 years or written-off should the Technology be determined by management not to be commercially viable.

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

The accumulated foreign exchange loss, totalling $266,527 to April 30, 2004, is a result of translating assets and liabilities at the rate of exchange on April 30, 2004 as compared to the exchange rate accumulated from the inception of REGI US, Inc.

[f]

Financial instruments

The carrying amounts of cash, amounts receivable, prepaid expenses, accounts payable and accruals, and due to related companies approximate their fair values due to their short-term maturity.

[g]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[h]

Stock-based compensation plans

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since May 1, 2003 using the fair value method. The fair value method requires the Company to charge to operations the fair value, as determined using the Black Scholes option pricing model, of employee options granted or modified during a period. Pro forma information is disclosed as it relates to employee stock options granted during fiscal 2003. See Note 4(e).

[i]

Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings (loss) per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. Since the Company recorded a loss in 2003, basic and diluted loss per share would be the same since the exercise of warrants or options or the conversion of convertible securities would reduce the loss per share.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

2.	Significant Accounting Policies (continued)

[j]

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

3.	Intangible Assets Intangible assets are stated at cost less accumulated amortization.

			April 30,	April 30,
			2004	2003
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$
Goodwill	503,494	218,181	285,313	285,313
Technology and patent protection costs	762,417	349,873	412,544	424,857
Mineral resource properties	1	–	1	1

	1,265,912	568,054	697,858	710,171

4.

Capital Stock Authorized:

30,000,000   Common shares without par value
10,000,000   Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
  5,000,000   Class A non-voting shares without par value. Special rights and restrictions apply.

		Value
Common shares issued:	#	$

April 30, 2002, and 2003	17,078,371	10,467,921

Issued during the year

To settle related party debt	3,956,810	395,682
For cash pursuant to a private placement	1,000,000	150,000
For cash pursuant to the exercise of stock options	250,000	25,000

April 30, 2004	22,285,181	11,038,603
Less treasury stock owned	(183,711)	(27,557)

Issued and outstanding as at April 30, 2004	22,101,470	11,011,046

[a]	Escrowed shares 93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[b]	Debt settlement On June 4, 2003, the Company issued 3,956,810 common shares at a fair value of $0.10 per share to settle related party debt in the amount of $395,682.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

4.	Capital Stock (continued)

	[c]	Private placement

The Company issued 1,000,000 units at $0.15 per unit and raised $150,000. Each unit contained one common share and one warrant to acquire one additional share at $0.20 for a one year period expiring September 22, 2004 and $0.25 during the second year expiring September 22, 2005.

	[d]	Treasury shares

The Company’s subsidiary, Rand Energy Group Inc., purchased 183,711 units of the private placement discussed in [c] above for $27,557.

	[e]	Stock options

The Company has a stock option plan whereby it may grant options to its directors, officers and employees. The exercise price of each option equals the market price on the date of the grant.

		Weighted
		average
		exercise
	Number	price
	of shares	$
Outstanding, April 30, 2002	1,300,000	0.10
Granted	25,000	0.10
Outstanding, April 30, 2003	1,325,000	0.10
Granted	775,000	0.22
Exercised	(250,000)	0.10
Expired	(600,000)	0.15
Outstanding, April 30, 2004	1,250,000	0.15
Exercisable at end of year	893,750	0.12

Additional information regarding options outstanding at April 30, 2004 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise price	Number of	contractual	price	Number of	price
$	shares	life (years)	$	shares	$
0.10	750,000	1.5	0.10	750,000	0.10
0.10	25,000	3.4	0.10	25,000	0.10
0.30	175,000	4.4	0.30	43,750	0.30
0.19	250,000	4.8	0.19	62,500	0.19
0.14	50,000	4.9	0.14	12,500	0.14
	1,250,000	2.7	0.15	893,750	0.12

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2004	2003

Interest rate	3.12%-4.02%	4.08%
Expected life (in years)	5	5
Expected volatility	35%	40%

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

4.	Capital Stock (continued)

[e]

Stock options (continued)

For 2003, the Company is required to disclose the pro forma effects on loss and loss per share as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's loss and loss per share would been as indicated below:

2003
Earnings (loss) for the year ended
As reported	(334,867)
Pro forma	(335,545)
Basic and diluted loss per shares
As reported	(0.02)
Pro forma	(0.02)

[f]

Share purchase warrants

The 1,000,000 warrants outstanding at year-end entitle the holder to purchase one common share each for two years. They are exercisable at $0.20 per share the first year expiring September 22, 2004; or $0.25 per share the second year expiring September 22, 2005.

5.	Capital Stock Activity of REGI US, Inc.

		Value
Common shares issued:	#	US$

April 30, 2002	11,287,935	4,815,799
Stock issued to settle related party debt	6,100,000	305,000
Stock issued for investor and public relations services	250,000	16,500
Stock issued for convertible debenture	50,000	5,000

April 30, 2003	17,687,935	5,142,299

Value of stock options granted to consultants	–	78,184
Stock issued for cash-private placement	173,120	25,968
Stock issued for services	400,000	92,000
Stock issued to settle debt	3,320,000	166,000
Stock issued for cash – option exercised	100,000	20,000
Stock issued for cash – exercise of warrants	550,000	86,000

April 30, 2004	22,231,055	5,610,451

[a]	3,320,000 shares, having an approximate undiscounted fair market value as at August 23, 2004 of US$1,095,600, were owned by the Company as at April 30, 2004.

[b]
Approximately 4,000,000 shares, having an approximate undiscounted fair market value as at August 23, 2004 of US$1,320,000, were owned by Rand Energy Group Inc. as at April 30, 2004. The Company owns 51% of Rand Energy Group Inc.

[c]	A total of 1,900,000 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.21 per share with a weighted average remaining life of 19 months.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

5.	Capital Stock Activity of REGI US, Inc. (continued)

	[d]	As at April 30, 2004 the following warrants were outstanding:

[i]
On July 22, 2003, REGI US, Inc. issued 173,120 common shares and 173,120 common share purchase warrants to acquire shares at US$0.20 per share expiring July 7, 2004 (extended to January 7, 2005 subsequent to year-end). Proceeds of US$25,968 were received prior to April 30, 2003.

[ii]

Pursuant to two separate financial consulting agreements dated July 31, 2003 REGI US, Inc. caused 300,000 shares of REGI US, Inc., owned by Rand Energy Group Inc., to be transferred to two individuals valued at US$51,000 for services performed during August and September, 2003. Also pursuant to these agreements REGI US, Inc. issued warrants to acquire 300,000 shares of REGI US, Inc. at US$0.12 per share (exercised in September, 2003) and issued warrants to acquire 250,000 shares of REGI US, Inc. at US$0.20 per share (exercised in November, 2003). Upon renewal of the financial consulting agreements (renewed) REGI US, Inc. issued 200,000 shares and warrants to acquire 250,000 shares of REGI US, Inc. at US$0.30 per share (expired) and will issue a further 100,000 shares upon the exercise of 250,000 warrants at US$0.30 per share.

6.	Non-Monetary Transactions

[a]

Gain on shares issued

During 2004 and 2003, REGI US, Inc. issued shares outside the consolidated group. These issuances effectively reduced Rand Energy Group Inc.’s interest in REGI US, Inc. which resulted in a deemed gain (loss) on sale of subsidiary’s shares as follows:

	2004	2003
	$	$
Value received on issuance of shares	670,377	475,709
Less net book value of interest deemed sold	(197,505)	(691,587)
Monetary Gain (Loss)	472,872	(215,878)

[b]	Non-controlling interest

	2004	2003
	$	$
Non-controlling interest - beginning of year	3,020,985	2,702,347
Non-controlling interest - end of year	3,140,445	3,020,985
Increase in non-controlling interest	119,460	318,638

Components of the increase in non-controlling interest:

[i] non-controlling interest in subsidiaries’ net results of operations	(307,440)	(376,743)
[ii] net book value of REGI US, Inc. deemed sold [Note 6[a]]	197,505	691,587
[iii] net book value of REGI US, Inc. shares sold	229,395	3,794
	119,460	318,638

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

7.

Losses and Deductions for Tax Purposes

The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $1,782,000 which are available to reduce Canadian taxable income of future years. The losses expire as follows:

	$		$
2005	390,000	2009	138,000
2006	329,000	2010	190,000
2007	229,000	2011	145,000
2008	361,000

The Company’s US subsidiary, REGI US, Inc., has U.S. income tax losses of US$5,133,000 which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2008	23,000	2014	417,000
2009	393,000	2015	429,000
2010	1,007,000	2016	518,000
2011	792,000	2017	153,000
2012	521,000	2018	17,000
2013	605,000	2019	258,000

The potential benefits of income tax losses have not been recognized in the accounts as realization is not likely.

8.	Related Party Balances and Transactions

	[a]	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

[b]
The amounts owing to related companies, totalling $122,148 (2003 - $552,848) are unsecured, non-interest bearing and due on demand. These companies are related due to the President of the Company controlling or significantly influencing these related companies.

[c]
The value of consulting services was contributed as donated capital, by officers and directors of REGI US, Inc. US$150,000 (2003 – US$187,500) was charged to operations and US$60,000 was charged to deferred development costs.

	[d]	Administrative fees, management fees and directors fees were paid to the officers, directors and companies controlled by officers and directors totalling $123,913 for services rendered.

	[e]	On June 4, 2003, the Company issued 3,956,810 common shares at a fair value of $0.10 per share to settle related party debt in the amount of $395,682.

9.	Commitments

	[a]	In connection with the acquisition of Rand Energy Group Inc. the Company has the following royalty obligations:

[i]
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

[ii]
Pursuant to a letter of understanding between the Company, REGI US and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

9.	Commitments (continued)

		[iii]	1% net profit royalty will be payable to a director on all U.S. based sales.

[b]
On July 31, 2003, and amended on November 6, 2003, REGI US Inc. entered into two consulting agreements with individuals who will provide investor and public relations. During the quarter ended October 31, 2003, the consultants were each issued 150,000 free trading shares of REGI US Inc. from a major shareholder and issued warrants as follows: 150,000 warrants exercisable at US$0.12 per share (exercised), 125,000 warrants exercisable at US$0.20 per share (exercised) and 125,000 warrants exercisable at US$0.30 per share to be exercised within 60 days of the amended agreement (expired unexercised). During the quarter ended January 31, 2004, the two consultants were each issued 100,000 common shares valued at US$0.30 per share or $60,000 in total, pursuant to the amended consulting agreements entered into on November 6, 2003.

10.

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

Under U.S. accounting principles, development costs must be expensed as incurred requiring that development costs of $8,314,164 (2003: $8,335,425) be charged to operations.

[b]

Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian accounting principles. Under U.S. accounting principles, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred, requiring the net book value of intangible assets totalling $500,034 (2003: $508,175) be charged to operations.

	[c]	Non-controlling interest The amounts written-off to operations in (a) and (b) above would be reduced by $3,140,445 (2003: $3,020,985) which represents non-controlling interest therein.

[d]

Stock based compensation

Under Canadian generally accepted accounting principles, stock-based compensation is recorded using the fair value method (see note 3[h]). Under U.S. accounting principles, stock based compensation needs to be recorded also for the differential between the market price of the shares and exercise price if the market price exceeds the exercise price when the stock options are granted.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

10.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

[e]

Accumulated foreign exchange

Foreign exchange gains and losses recognized on translation of self-sustaining foreign operations are included in the statement of operations under U.S. accounting principles.

	[f]	The balance sheet as at April 30, 2004, as determined under U.S. accounting principles, is as follows:

	2004	2003
	$	$
Assets
Current Asset
Cash	6,589	–
Amounts receivable	6,469	8,481
	13,058	8,481
Intangible Assets	197,824	201,996
	210,882	210,477
Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit	–	6,118
Accounts payable and accruals	146,065	193,073
Due to related companies	122,148	552,848
	268,213	752,039
Subscriptions For Shares	–	41,723
	268,213	793,762
Shareholders’ Equity (Deficit)
Capital Stock	11,011,046	10,467,921
Donated Capital	545,410	268,763
Stock Based Compensation	48,810	53,035
Less: Deferred Compensation	(64,558)	–
Deficit (refer to reconciliation following)	(11,598,039)	(11,373,004)
	(57,331)	(583,285)
	210,882	210,477

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

10.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

	[g]	The net loss for the year ended April 30, 2004 and 2003 and deficit accumulated during the development stage as determined under U.S. generally accepted accounting principles is as follows:

	2004	2003
	$	$
Net income (loss), as determined under
Canadian generally accepted accounting principles	21,136	(334,867)
Stock based compensation	(3,500)	–
Foreign exchange translation	(165,111)	55,500
Non-controlling interest	(307,440)	(376,743)
Gain on sale of subsidiaries’ shares	229,395	3,793
Gain on issue of subsidiaries’ shares	197,505	691,587
Development costs written-off	(197,020)	(47,639)
Net income (loss), as determined under U.S. generally accepted	(225,035)	(8,369)
accounting principles
Deficit accumulated during the development stage, as determined under U.S. generally accepted accounting principles
- Beginning of year	(11,373,004)	(11,364,635)
- End of year	(11,598,039)	(11,373,004)
Loss per share, weighted average basis (excluding escrowed
shares)	(0.01)	(0.01)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2004 and 2003

10.	Differences Between Generally Accepted Accounting Principles in Canada and Those in the United States (continued)

	[h]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2004 and 2003 are as follows:

	2004	2003
	$	$

Deferred development costs, as determined in Canada	8,314,164	8,335,425
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	8,314,164	8,335,425
Intangible assets and mineral resource properties, as determined
in Canada	697,858	710,171
Intangible assets and mineral resource properties, as determined
in the U.S.	197,825	201,996
Increase to deficit as determined in the U.S.	500,033	508,175
Non-controlling interest, as determined in Canada	(3,140,445)	(3,020,985)
Non-controlling interest, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	(3,140,445)	(3,020,985)
Accumulated foreign exchange gain (loss), as determined in
Canada	(266,527)	178,042
Accumulated foreign exchange gain, as determined in the U.S.	–	–
Increase (decrease) to deficit as determined in the U.S.	266,527	(178,042)
Stock based compensation, as determined in Canada	45,310	–
Stock based compensation, as determined in the U.S.	(48,810)	53,035
Increase (decrease) to deficit as determined in the U.S.	3,500	53,035
Deficit, as determined in Canada	5,654,260	5,675,396
Deficit, as determined in the U.S.	11,598,039	11,373,004
Net increase to deficit as determined in the U.S.	5,943,779	5,697,608

11.

Subsequent Event

On June 8, 2004, REGI US Inc. signed an agreement with Brian Cherry to develop the generator and other applications for a period of two years in consideration of 150,000 common shares of REGI US Inc. (issued June 10, 2004).