Form 20-F
period 2005-04-30
REG TECHNOLOGIES INC
filed 2005-11-01
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2005
OR
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

Title of Each Class	Outstanding at April 30, 2005
Common Shares, no par value	22,620,392
Preferred Shares, $1.00 par value	none
Class A, no par value	none

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

SIGNATURE      PAGE 39

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

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees –Directors and Senior Management”.

ITEM 2. OFFER AND STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2005 and 2004, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2005 and 2004 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 11 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 29, 2005, US$1.00 was equal to approximately C$1.2568. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2005	2004	2003	2002	2001
Net sales or operating revenues	-	-	-	-	-
Income (loss) from operations	397,692)	(59,924)	(63,869)	165,989	(1,631,759)
Income (loss) from continuing operations	(397,692)	(59,924)	(63,869)	165,989	(1,631,759)
Net income (loss)	(397,692)	(59,924)	(63,869)	165,989	(1,631,759)
Net income (loss) from operations per share	(0.02)	-	-	(0.01)	(0.10)
Income (loss) from continuing operations per share	(0.02)	-	-	(0.01)	(0.10)
Total assets	191,587	210,882	210,477	253,364	262,443
Net assets	(108,185)	(57,331)	(583,285)	(838,674)	(1,085,587)
Capital stock (excluding long term debt and redeemable preferred stock)	11,038,596	11,011,046	10,467,921	10,467,921	10,392,920
Number of shares as adjusted to reflect changes in capital	22,252,970	22,101,470	17,078,371	17,078,371	16,578,371
Dividends per share	-	-	-	-	-
Diluted net income per share	-	-	-	-	-

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.2568 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2005. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On August 18, 2005, the Noon Buying Rate was CDN$ 1.2178 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
May	2005	1.2703	1.2373
June	2005	1.2578	1.2256
July	2005	1.2437	1.2048
August	2005	1.2185	1.1888

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	April 30
2005	1.2702	1.1775/ 1.397	1.2568
2004	1.344	1.269/1.4221	1.3711
2003	1.5388	1.4336/1.5963	1.4663
2002	1.5671	1.5102/1.6128	1.5681
2001	1.5113	1.4639/1.5790	1.5360

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

We have reported losses in each year since its inception. At April 30, 2005, we had an accumulated deficit of ($11,285,742) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 22,620,392shares were issued and outstanding as of April 30, 2005 and 22,705,735are outstanding as at September 9, 2005. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

Under an agreement dated April 27, 1993, between ourself, REGI, Rand Cam-Engine Corporation and James L. McCann (the "Agreement"), Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of REGI, representing a further 11% interest in REGI. In consideration for a controlling interest in REGI, we agreed to pay Rand Cam-Engine Corporation $50,000, issue 600,000 shares of our Common Stock (the "Purchase

Price") and grant a participating royalty to a maximum amount of $10,000,000, ("Participating Royalty"). The Participating Royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") is 15.0% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 50,000,000 common shares. As of April 30, 2005, a total of 23,764,475 were issued of which 3,700,976 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (a Canadian subsidiary 51% owned by the Company) which controls REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2005 Rand Energy Group Inc. owes Reg Technologies $2,803,664 which will be fully repaid prior to royalty obligations due as discussed in Note 9(a) and prior to dividends being paid to the owners of Rand Energy Group Inc.

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

PRODUCTS AND PROJECTS

Rand Cam Technology
Rand Cam Cold Turbine Engine

On May 7, 2003 we announced that Rotary Power International has been granted a license agreement for the power generator applications. On June 9, 2003 we announced that the license had been extended to December 31, 2003. The agreement has now lapsed due to non payment of the $100,000.

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

In May 2004 the Company completed an amended Rand Cam™ UAV engine license agreement with Radian, Inc. Radian, Inc. agrees to furnish REGI U.S., Inc. with a second generation, application specific Rand Cam™ 42 H.P. diesel engine at the conclusion of their Phase II study program. The Radian, Inc. UAV product development program commenced early in 2004. The Phase I/ Study Rand Cam™ 42 H.P. diesel engine demonstrated that the engine generates sufficient pressure and temperature to proceed with the second generation diesel engine.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

The world wide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military.

Compressor

We contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing is to be conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses, which has agreed to jointly develop and manufacture the working model compressor. The prototype compressor was delivered to Trans/Air in January 2001.

A special 3.2 SCFM air compressor has been designed and built for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared.

In January, 2004, testing for the air conditioning compressor for buses application had commenced by Trans Air Manufacturing. The new manifold has been installed on the working prototype compressor and pressure testing has commenced. Trans Air Manufacturing will first perform bench testing to baseline speed, performance, and power consumption data before designing to install on a vehicle for “real world” testing.

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

In August 2004, we completed compressor tests which displayed encouraging results of up to 25 P.S.I. with only 800 R.P.M. The testing for the compressor was completed on behalf of Trans Air Manufacturing for air-conditioning in bus applications, and exceeded our expectations. We are currently negotiating a license agreement for compressor applications, to be announced when the terms and conditions are finalized.

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

Ceramic Rand CamTM Engine

In July 2003, the RadMax TM Engine was announced at the AUVSI Conference Association for Unmanned Vehicle Systems. (AUV) by our licensee Radian MILPARTS. The announcement stated that plans are in place to start calibration testing at the Naval Air Systems Command (NAVAIR) Patuxent River, MD late in the summer. Procedures are written and in place to determine and document the RadMax ™ Engines horsepower, its vibration and noise metrics, and so forth. Following completion of the testing, to be conducted by engineers, first production units will generally be available by the fall, followed by a full production run next year.

The announcement further stated that the RadMax ™ Engine, a heavy fuel engine that is comprised of only 13 moving parts, is completely balanced and on all speeds, loads and orientation angles. Without piston valves, a crankshaft or camshaft it is inherently quiet at 60 dB at 1,500 feet.

We have entered into an agreement with Radian which grants an exclusive license for the manufacture of the Rand Cam Diesel Engines within the United States, for applications in Unmanned Autonomous Vehicles (UAV'S) over 10 horsepower, including non-exclusive rights to the worldwide sales for this application.

In February, 2004 we announced that a REGI U.S. licencee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licencee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

Rand Cam™ Generator and Fuel Cell Technology

In September 2004 testing had commenced for the Rand Cam™ generator application for hybrid electric cars, portable generator application, and for back up power for family homes. Brian Cherry, our Vice President of the Rand Cam™ engine projects and co-inventor of the Rand Cam™ technology, is overseeing the development and testing in conjunction with two rotary engine mechanics with over 10 years experience with the Mazda rotary engine.

In April, 2005 we completed several successful, continuous combustion tests for the Rand Cam™ engine using gasoline fuel. The series of tests took place at SNK’s facilities, in Richmond, BC, on April 14, 2005, with starter speed of up to 490 RPM, utilizing a unique vane design that does not require vane tip seals. Eliminating the need for vane tip seals will reduce the manufacturing and maintenance costs significantly, therefore, resulting in a breakthrough with the technology. The Rand Cam™ engine design will be further tested for generator and hybrid car applications.

On June 29, 2005, REGI U.S., Inc. entered into an exclusive distributor agreement relating to fuel cell technology (the “Technology”) with Anuvu Incorporated (“Anuvu”). Reg Technologies, Inc., agrees to pay $200,000.00 as payment in full for the exclusive Canadian Distributorship for the Technology. REGI U.S. has an option to pay $300,000 for the exclusive European rights for the Technology, of which $150,000.00 is to be paid within 90 days from the date of the Agreement and the final payment of $150,000.00 is to be paid on or before November 30, 2005 REGI U.S. agrees to issue 200,000 treasury shares of REGI U.S., Inc. to Anuvu upon confirmation of acceptance of the European fuel cell technology patents. Anuvu will submit a patent application for Canada and Europe based on the current fuel cell technology claims set forth in claims of the U.S. Patents Pending held by Anuvu before the deadline date by the Patent Office. Patents will be owned by Anuvu and used exclusively in Europe by REGI during the term of the Agreement. REGI agrees to pay for the patent application costs and associated legal fees for Europe.

Reg Technologies, Inc. and REGI agree to pay a 5% royalty of the adjusted gross sales relating to the Technology.

REGI and Reg Technologies, Inc. will receive up to 1,000,000 warrants of Anuvu, based on 2 warrants issued for every $1.00 paid for the Distribution rights. The warrants enable REGI and Reg Technologies, Inc. the right to purchase up to 1,000,000 shares of Anuvu for a total of $10,000 for a period of one year.

Anuvu agrees as follows:

  to give REGI a right of first refusal to purchase Anuvu shares, in the event additional shares are to be issued or purchased, for a period of six months;
  to build a working fuel cell model prototype for a vehicle for demonstration purposes in Canada and Europe on behalf of Reg Technologies, Inc. and REGI to work on the Rand Cam™ projects as required by Reg Technologies, Inc. and REGI, under a contract basis;
  to grant to REGI and Reg Technologies a right of first refusal to exclusively use, manufacture, develop, sell, market and distribute products based on new patents and applications for patents, improvements, technology, products, devices, know-how, inventions, ideas, methods, processes and concepts, which are owned or developed by Anuvu and are not included in the Distributorship Patents in consideration for 100,000 treasury shares of REGI.

We believe the companies have a common objective of developing a clean burning new source of power for vehicles, which are currently using gasoline driven piston engines. We are in the final phase of developing a light weight rotary engine that will run on any fuel, including cleaner burning fuels, such as hydrogen, propane and natural gas.

Anuvu Fuel Cell Advantages:

  Anuvu recently commenced building 1,100 fuel cell engines for an automotive customer.
  The Anuvu fuel cell is Integration-Ready, complete fuel cell systems have been integrated into on-road vehicles, boats, off-road vehicles and extensively used in driving simulators.
  Anuvu fuel cells exceed goals for DOE weight and volume for mobile applications
  Improved stack efficiency and life by liquid cooling each cell for uniform temperature control.
  Improved water management technology which allows operation over a broad range of gas and humidity conditions, greatly reducing the complexity and cost of gas humidification subsystems
  Smaller, lighter, more robust and vibration tolerant
  Carbon-based to reduce catalyst poisoning, increasing cell life
  Lower cost with no precious metals, except a trace amount of platinum
  Designed for high volume manufacturing and consistency of performance

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

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,285,742 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. Our working capital deficit is $108,186. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Continuing Operations

Fiscal Year Ended April 30, 2005 compared to Fiscal year Ended April 30, 2004

Results of Operations

Results of operations was a net loss of $398,000 ($0.01 per share) for 2005 as compared to net loss of $60,000 ($0.01 per share) for 2004.

No revenues from the sale or licensing of any technology were realized in 2005 or 2004.

In 2005, the Company recognized a gain of $383,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $426,000 which resulted in a gained disposition of 9.4% of its ownership in this subsidiary. General and administrative expenses decreased by $25,000 to $862,000 in 2005 from $897,000 in 2004. This decrease is a result of decreases in investor relations/consulting and management and directors’ fees of $137,000 which was primarily offset by increases in office, rent, professional fees, stock based compensation, transfer agent fees, travel and wages of $107,000 to $321,00 in 2005 from $207,000 in 2004. In 2005, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with current generally accepted accounting principles, due to the uncertainty about future cash flows from the technology.

In 2004, the Company recognized a gain of $473,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $ 670,000, which resulted in a deemed disposition of 10.5% of its ownership in the subsidiary. Administrative expenses increased by $411,000 to $908,000 in 2004 from $497,000 in 2003. This increase is a result of increases in investor relations/consulting and management and directors’ fees; professional fees increased by $51,400 to $93,400 in 2004 from $42,000 in 2003; travel and promotion increased by $24,200 to $24,500 in 2004 from $300 in 2003.

The Company issued 335,211 common shares for $73,478 cash during the year.

Fiscal Year Ended April 30, 2004 compared to Fiscal year Ended April 30, 2003

Results of Operations

Results of operations resulted in a net loss of $60,000 ($0.00 per share) for 2004 as compared to net loss of $64,000 ($0.00 per share) for 2003.

No revenues from the sale or licensing of any technology were realized in 2004 or 2003. License agreements with Advanced Ceramics Research, Inc. and Rotary Power Generation Incorporated were entered into in 2002.

In 2004, the Company recognized a gain of $473,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $670,000 which resulted in a gained disposition of 10.5% of its ownership in this subsidiary.

General and administrative expenses increased by $400,000 to $897,000 in 2004 from $497,000 in 2003. This increase is a result of increases in investor relations/consulting and management and directors’ fees; professional fees increased by $51,400 to $93,400 in 2004 from $42,000 in 2003; travel and promotion increased by $24,200 to $24,500 in 2004 from $300 in 2003.

The Company issued 1,250,000 common shares for $175,000 cash during the year and issued 3,956,810 common shares to settle related party debt of $395,682.

Fiscal Year Ended April 30, 2003 compared to Fiscal year Ended April 30, 2002

Results of Operations

Results of operations resulted in a net loss of $60,000 ($0.01 per share) for 2003 as compared to net income of $166,000 ($0.01 per share) for 2002.

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

B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, the Company has derived most of its development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. directly owns 3,320,000 shares of REGI U.S., Inc. with a value of $1.99 million (US) and Rand Energy Group Inc. owns 3,582,136 shares of REGI U.S. with a value of $2.14 million (US). REGI U.S., Inc. is currently completing a private placement at US$0.60 for a maximum of 2,000,000 units to raise up to US$1,200,000.

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

Fiscal Year Ended April 30, 2005 compared to Fiscal year Ended April 30, 2004

During the fiscal year ended April 30, 2005, we derived development and operating capital from the $86,442 amounts received from related companies ($328,500 in 2004).

During the 2005 year, no funds were raised from subscriptions. Operating capital was derived from the sale of 335,211 common shares for $73,478, as well as the issuance of our subsidiary’s shares totaling $422,269. Funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through stock options, if exercised. Options with respect to 1,187,500 shares at between $0.10 and $0.30 per share may be exercised to net $127,725, if exercised.

In the 2005 fiscal year, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with generally accepted accounting principles, due to the uncertainty about future cash flows from the technology. Continuing research and development costs will be expensed during each fiscal period.

Fiscal Year Ended April 30, 2004 compared to Fiscal year Ended April 30, 2003

During the fiscal year ended April 30, 2004, we derived most of our development and operating capital primarily from the $328,000 in proceeds received from related companies ($141,000 in 2003).

During the 2004 year, we raised no monies from subscriptions. Operating capital was derived from the sale of 175,000 shares, as well as the issuance of our subsidiary’s shares totaling $142,000. Funds raised do not provide enough working capital to fund ongoing operations for the next twelve months. We may also raise additional funds through the exercise of stock options, if exercised. Options with respect to 1,325,000 shares at $0.10 per share may be exercised to net $132,500, if exercised.

Fiscal Year Ended April 30, 2003 compared to Fiscal year Ended April 30, 2002

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

During the last two fiscal years, excluding foreign exchange adjustment, we spent $264,500 on research and development. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of April 30, 2005, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2005.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2005	1982
Jennifer Lorette	Director	Annual Shareholders Meeting for fiscal 2005	2001
James Vandeberg	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2005	2003
Susanne Robertson	Director	Annual Shareholders meeting for fiscal 2005	1984

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

B. COMPENSATION

During the year ended April 30, 2005, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was $119,696. Related company advances were $164,267. Total compensation paid to all employees was $138,478.

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

$12,000 was paid to John G. Robertson, President of the Company, as a director's fee during the past fiscal year.

During fiscal 2005, $30,000 US was paid to Access Information Systems, Inc., which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees, for project management services.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2005 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2005, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation shall be included in the Information Circular for our 2005 annual general meeting, which was held on October 24, 2005.

During the fiscal year ended April 30, 2005 no new stock options were granted, 62,500 stock options were exercised and no stock options expired pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,187,500. Of the total amount:

  750,000 are exercisable at $0.10 per share expiring October 11, 2005;
  162,500 are exercisable at $0.30 per share expiring September 18, 2008;
  250,000 are exercisable at $0.19 per share expiring March 4, 2009; and
  25,000 are exercisable at $0.14 per share expiring April 8, 2009.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John G. Robertson	750,000	$0.10	October 11, 2005
Jennifer Lorette	50,000	$0.30	September 18, 2008
	25,000	$0.14	April 8, 2009
Susanne Robertson	250,000	$0.19	March 4, 2009
James Vandeberg	50,000	$0.30	September 18, 2008
TOTAL HELD AS A GROUP:	1,125,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Arnie Winrob	37,500	$0.30	September 18, 2008
Monique Van Oord	25,000	$0.30	September 18, 2008
TOTAL:	62,500

C. BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consisting of James Vandeberg, Susanne Robertson and Jennifer Lorette.

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

As of April 30, 2005, five part-time employees/contractors were employed. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at September 16, 2005:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	2,500,199	11.0%
Jennifer Lorette (3)	83,400	*
Susanne Robertson (4)	4,888,728	21.5%
James Vandeberg (5)	50,000	*

(1)	As at September 9, 2005, there were 22,705,735 issued and outstanding common shares.

(2)

Includes 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currently exercisable and in-the-money.

(3)	Includes 75,000 stock options which are currently in-the-money.

(4)

SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 3,356,807 common shares representing 15.1% of our outstanding common shares. This amount also includes 250,000 stock options which are currently exercisable and in-the-money, and 641,956 share purchase warrants.

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

As of September 16, 2005, 22,705,735 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, no person beneficially owned shares carrying more than 10% of the voting rights attached to all our shares, other than those persons set out above.

We do not know of any arrangements which could result in a change in our control.

B. RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2005, 2004 and 2003.

A director's fee of $12,000 was paid to John G. Robertson, our President, during each of fiscal years 2005, 2004 and 2003.

We had related party advances outstanding of $164,267 at the April 2005 year-end, compared to $122,148 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During the fiscal year ended April 30, 2005 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2005 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness.

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

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares have traded on the Vancouver Stock Exchange (the "VSE") its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange (“TSX”) (the principal non-United States trading market) since August, 1983. In addition, there has been a U.S. market in our shares on the NQB "Pink Sheets" for the past several years and more recently, on the OTC Bulletin Board. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets". The ranges of the low and high sales prices for our shares traded on the TSX and OTC BB for the periods indicated are as follows:

		TSX Venture		OTC BB*

		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
				High-Bid*	Low-Bid*
2003
	1st Quarter ended July 31/02	0.13	0.04	0.085	0.07
	2nd Quarter ended October 31/02	0.13	0.07	0.09	0.05
	3rd Quarter ended January 31/03	0.12	0.06	0.075	0.05
	4th Quarter ended April 30/03	0.08	0.05	0.065	0.04
2004
	1st Quarter ended July 31/03	0.17	0.04	0.165	0.03
	2nd Quarter ended October 31/03	0.40	0.15	0.27	0.07
	3rd Quarter ended January 31/04	0.27	0.17	0.18	0.12
	4th Quarter ended April 30/04	0.22	0.14	0.14	0.11
2005
	1st Quarter ended July 31/04	0.265	0.13	0.14	0.06
	2nd Quarter ended October 31/04	0.295	0.185	0.19	0.12
	3rd Quarter ended January 31/05	1.01	0.185	1.06	0.15
	4th Quarter ended April 30/05	0.80	0.34	0.60	0.26

________
*Prices for the OTC BB are in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the TSX and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	Cdn. $	Cdn. $	U.S. $	U.S. $
			High-Bid*	Low-Bid*
Month
March	0.68	0.41	0.525	0.33
April	0.435	0.34	0.335	0.26
May	0.43	0.355	0.33	0.26
June	0.405	0.355	0.32	0.265
July	0.50	0.37	0.401	0.28
August	0.49	0.375	0.361	0.30

* prices on the OTC BB are in U.S. dollars.

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 15, 1994, to which our Articles of Incorporation and Memorandum were filed as exhibits.

C. MATERIAL CONTRACTS

On June 29, 2005, our subsidiary, REGI U.S., Inc. entered into an exclusive distributor agreement relating to fuel cell technology (the “Technology”) with Anuvu Incorporated (“Anuvu”). Reg Technologies, Inc., agrees to pay $200,000.00 as payment in full for the exclusive Canadian Distributorship for the Technology. REGI U.S. has an option to pay $300,000 for the exclusive European rights for the Technology, of which $150,000.00 is to be paid within 90 days from the date of the Agreement and the final payment of $150,000.00 is to be paid on or before November 30, 2005 REGI U.S. agrees to issue 200,000 of its treasury shares to Anuvu upon confirmation of acceptance of the European fuel cell technology patents. Anuvu will submit a patent application for Canada and Europe based on the current fuel cell technology claims set forth in claims of the U.S. Patents Pending held by Anuvu before the deadline date by the Patent Office. Patents will be owned by Anuvu and used exclusively in Europe by REGI U.S. during the term of the Agreement. REGI U.S. agrees to pay for the patent application costs and associated legal fees for Europe.

Reg Technologies, Inc. and REGI agree to pay a 5% royalty of the adjusted gross sales relating to the Technology.

REGI and Reg Technologies, Inc. will receive up to 1,000,000 warrants of Anuvu, based on 2 warrants issued for every $1.00 paid for the Distribution rights. The warrants enable REGI and Reg Technologies, Inc. the right to purchase up to 1,000,000 shares of Anuvu for a total of $10,000 for a period of one year.

Anuvu agrees as follows:

  to give REGI a right of first refusal to purchase Anuvu shares, in the event additional shares are to be issued or purchased, for a period of six months;
  to build a working fuel cell model prototype for a vehicle for demonstration purposes in Canada and Europe on behalf of Reg Technologies, Inc. and REGI to work on the Rand Cam™ projects as required by Reg Technologies, Inc. and REGI, under a contract basis;
  to grant to REGI and Reg Technologies a right of first refusal to exclusively use, manufacture, develop, sell, market and distribute products based on new patents and applications for patents, improvements, technology, products, devices, know-how, inventions, ideas, methods, processes and concepts, which are owned or developed by Anuvu and are not included in the Distributorship Patents in consideration for 100,000 treasury shares of REGI.

We believe the companies have a common objective of developing a clean burning new source of power for vehicles, which are currently using gasoline driven piston engines. We are in the final phase of developing a light weight rotary engine that will run on any fuel, including cleaner burning fuels, such as hydrogen, propane and natural gas.

Anuvu Fuel Cell Advantages:

  Anuvu recently commenced building 1,100 fuel cell engines for an automotive customer.
  The Anuvu fuel cell is Integration-Ready, complete fuel cell systems have been integrated into on-road vehicles, boats, off-road vehicles and extensively used in driving simulators.
  Anuvu fuel cells exceed goals for DOE weight and volume for mobile applications
  Improved stack efficiency and life by liquid cooling each cell for uniform temperature control.
  Improved water management technology which allows operation over a broad range of gas and humidity conditions, greatly reducing the complexity and cost of gas humidification subsystems
  Smaller, lighter, more robust and vibration tolerant
  Carbon-based to reduce catalyst poisoning, increasing cell life
  Lower cost with no precious metals, except a trace amount of platinum
  Designed for high volume manufacturing and consistency of performance

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

E TAXATION.

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

I. SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") is a 15.0% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 3 outlining our subsidiary structure.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company’ s results of operations or financial position.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B. USE OF PROCEEDS.

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting.

There were no changes in the Registrant's internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At the time of filing this report, we have determined that John Robertson serves as the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2005.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

     (Stated in terms of Canadian dollars)
Type of Services Rendered	2005 Fiscal Year (CAD$)	2004 Fiscal Year (CAD$)

(a) Audit Fees	19,720	18,650

(b) Audit-Related Fees	-	-

(c) Tax Fees	2,000	2,000

(d) All Other Fees	-	-

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

No disclosure required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No disclosure required.

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

Index to Consolidated Financial Statements
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)

2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter- related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)

4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parent and Subsidiaries of the Company	(9)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of (James Vandeberg)	(9)

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

REG TECHNOLOGIES INC.
REGISTRANT

Dated: October 31, 2005	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director

Reg Technologies Inc.

Consolidated Financial Statements

For the Years Ended

April 30, 2005 and 2004

Auditors’ Report

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheets of Reg Technologies Inc. as at April 30, 2005 and 2004, and the consolidated statements of loss and deficit and cash flows for the years ended April 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2005 and 2004, and the results of its operations and the changes in its cash flows for the years ended April 30, 2005, 2004 and 2003, in accordance with generally accepted accounting principles used in Canada.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

August 19, 2005

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Our report to the shareholders dated August 19, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

August 19, 2005

Reg Technologies Inc.
Consolidated Balance Sheets
As at April 30, 2005 and 2004
(Expressed in Canadian dollars)

	2005	2004
	$	$

Assets

Current Assets

Cash	166,734	6,589
Amounts receivable	3,188	6,469
Prepaid expenses	21,664	–

	191,586	13,058

Intangible Assets [Note 3]	1	697,858

Deferred Development Costs	–	8,314,164

	191,587	9,025,080

Liabilities

Current Liabilities

Accounts payable and accrued liabilities	135,505	146,066
Due to related parties [Note 8]	164,267	122,148
	299,772	268,214

Non-controlling Interest [Note 6]	–	3,140,445

	299,772	3,408,659

Commitments [Note 9]
Subsequent Events [Note 10]

Shareholders’ Equity (Deficiency)

Share Capital [Note 4]	11,038,596	11,011,046

Contributed Surplus	236,977	45,310

Donated Capital [Note 8[c]]	757,740	545,410

Deferred Compensation	(16,985)	(64,558)

Foreign Currency Translation Adjustments [Note 2]	(838,771)	(266,527)

Deficit	(11,285,742)	(5,654,260)

	(108,185)	5,616,421

	191,587	9,025,080

Approved on behalf of the Board	“John G. Robertson”	“Jennifer Lorette”
	John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2005, 2004 and 2003
(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$
Revenue	–	–	–
Operating Expenses
Foreign exchange	8,229	5,313	(6,509)
General and administrative(1)	862,414	896,848	497,189
Impairment loss on development costs	8,545,324	–	–
Impairment loss on intangible assets (Note 3)	221,830	–	–
Mineral property maintenance costs	18,588	5,908	5,908
	9,656,385	908,069	496,588
Net Loss Before Other Income (Expense)	(9,656,385)	(908,069)	(496,588)
Other Income (Expense)
Gain (loss) on accounts payable written-off	(41)	20,694	1,490
Gain (loss) on sale of subsidiary’s shares	345,124	128,166	(664)
Gain (loss) on issue by subsidiary of its own shares outside
the consolidated group [Note 6[a]]	383,130	472,872	(215,878)
Interest income	8,130	33	30
Non-controlling interest [Note 6[b]]	3,288,560	307,440	376,743
Net Income (Loss) for the Year	(5,631,482)	21,136	(334,867)
Deficit - Beginning of Year	(5,654,260)	(5,675,396)	(5,340,529)
Deficit - End of Year	(11,285,742)	(5,654,260)	(5,675,396)

Basic and Diluted Earnings (Loss) Per Share	(0.25)	–	(0.02)

Weighted Average Number of Shares Outstanding	22,178,000	20,317,000	17,078,000

(1) Stock-based compensation is included in the following:
General and administrative	91,295	142,530	–
Impairment loss on development costs	13,967	–	–
	105,262	142,530	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2005, 2004 and 2003
(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

Operating Activities

Net income (loss) for the year	(5,631,482)	21,136	(334,867)

Items not involving cash

Amortization of deferred compensation and other	105,262	142,530	25,619
stock-based compensation
Non-controlling interest	(3,288,560)	(307,440)	(376,743)
Loss (gain) on issue by subsidiary of its own shares	(383,130)	(472,872)	215,878
Loss (gain) on accounts payable written off	41	(20,694)	(1,490)
Impairment loss on intangible assets	221,830	–	–
Impairment loss on development costs	8,531,357	–	–
Donated services	190,455	282,114	288,469
Loss (gain) on sale of subsidiary’s shares	(345,124)	(128,166)	664

Changes in non-cash working capital items

Amounts receivable	3,281	2,012	17,445
Prepaid expenses	(21,664)	(38,185)	–
Accounts payable and accrued liabilities	(10,561)	(47,007)	(32,820)

Net Cash Used In Operating Activities	(628,295)	(566,572)	(197,845)

Financing Activities

Shares issued	73,478	175,000	–
Subscriptions received	–	–	41,723
Advances from related parties	86,442	328,430	140,729
Repayments to related parties	(60,041)	–	–
Proceeds on sale of marketable securities	–	–	3,129
Proceeds on subsidiary’s shares issued	422,269	142,400	–
Proceeds on sale of subsidiary’s shares	450,536	–	–

	972,684	645,830	185,581

Investing Activities

Development costs	(139,723)	(149,274)	(64,284)
Patent protection costs	(29,008)	(3,501)	(2,475)

	(168,731)	(152,775)	(66,759)

Effect of Exchange Rate Changes on Cash	(15,513)	86,224	84,322

Increase in Cash and Cash Equivalents	160,145	12,707	5,299

Cash and Cash Equivalents - Beginning of Year	6,589	(6,118)	(11,417)

Cash and Cash Equivalents - End of Year	166,734	6,589	(6,118)

Non-cash Investing and Financing Activities

Shares issued to settle debt	–	395,682	442,615
Shares of subsidiary issued for services	31,618	123,593	25,619
Shares of subsidiary issued for convertible debenture	–	–	7,475

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

1.	Nature of Operations and Continuance of Business

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns over 6.9 million shares of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. In November 2004, the Company acquired from Rand Energy Group Inc. the 100% interest in the rights, title and interest in and to the Technology, including all pending and future patent applications in respect of the Technology for all countries except the United States of America, for consideration of $50,000 per year or 5% of net profit, whichever is greater, with payment commencing on November 22, 2005 until the patents expire on the Technology. As at April 30, 2005, Rand Energy Group Inc. owes Reg Technologies $2,809,664 which will be fully repaid prior to royalty obligations due and prior to dividends being paid to the owners of Rand Energy Group Inc.

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

The Company’s direct investment in REGI U.S., Inc., together with its ownership in Rand Energy Group Inc., gives it control over 6,902,000 shares of REGI U.S., Inc., which shares had a value of approximately US$4,348,000 as of August 18, 2005. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

2.	Significant Accounting Policies

	[a]	Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles and are presented in Canadian dollars. See Note 11 regarding adjustments to reconcile to U.S. generally accepted accounting principles.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc., which owns a 15% interest in REGI U.S., Inc., a U.S. public company listed on the OTC Bulletin Board in the United States. REGI U.S., Inc. continues to be considered a controlled subsidiary for consolidation purposes by way of control through irrevocable voting trusts with other affiliated companies giving the Company the ability to control 60% of the voting shares of REGI U.S., Inc. All inter-company accounts and transactions have been eliminated.

	[b]	Use of estimates

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

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	[c]	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	[d]	Intangible assets

The Company accounts for goodwill and intangible assets in accordance with CICA 3062, “Goodwill and Other Intangible Assets”. Intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually by comparing the carrying value to the respective fair value. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The estimated useful life of the technology and patent protection costs is 20 years.

	[e]	Development costs

The Company accounts for development costs in accordance with CICA 3450, “Research and Development Costs”. Amortization of development costs deferred to future periods would commence with commercial production or use of the product and charged as an expense on a systematic and rational basis by reference to the sale or use of the products. Deferred development costs are reviewed annually to ensure the criteria, which previously justified the deferral of costs, is still being met. When the criteria for deferment continue to be met but the amount of deferred development costs that can reasonably regarded as assured for recovery through related future revenues, less relevant costs, is exceeded by the unamortized balance of such costs, the excess is written off as a charge to income of the period. As at April 30, 2005, the Company recognized an impairment loss of $8,545,324 on development costs due to the uncertainty about expected future cash flows from the Technology.

	[f]	Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

	[g]	Foreign currency translation

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

[ii] Translation of foreign subsidiary balances

Assets and liabilities of REGI U.S., Inc. are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollars using the average exchange rate for the year with any translation gain or loss deferred and included as a separate component of shareholders’ equity.

The accumulated foreign currency translation adjustments, totalling $838,771 to April 30, 2005, is a result of translating assets and liabilities at the rate of exchange on April 30, 2005 as compared to the exchange rate accumulated from the inception of REGI U.S., Inc.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	[h]	Financial instruments

[i] Fair values

The carrying amounts of cash, amounts receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to their short-term maturity

[ii] Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions.

	[i]	Income taxes

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

	[j]	Share issue costs

Costs of issuing shares are offset against the related share proceeds.

	[k]	Stock-based compensation plans

During 2004, the Company adopted the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant using the Black-Scholes model and are recognized over the vesting period of instruments. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any changes are recognized over the remaining vesting period. The value of stock- based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at the grant date.

	[l]	Loss per share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

	[m]	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

3.	Intangible Assets

			April 30,	April 30,
			2005	2004
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Goodwill	–	–	–	285,313
Mineral resource properties	1	–	1	1
Technology and patent protection costs	–	–	–	412,544

	–	–	1	697,858

During the year, the Company recorded an impairment loss for the goodwill and the technology and patent protection costs of $221,830 due to the uncertainty about cash flows from the patented technology.

4.	Share Capital

Authorized:

	50,000,000	Common shares without par value
	10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
	5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

		Value
Common shares issued:	#	$
Issued and outstanding as at April 30, 2003	17,078,371	10,467,921
Issued during the year
To settle related party debt	3,956,810	395,682
For cash pursuant to a private placement	1,000,000	150,000
For cash pursuant to the exercise of stock options	250,000	25,000
April 30, 2004	22,285,181	11,038,603
Less treasury stock owned	(183,711)	(27,557)
Issued and outstanding as at April 30, 2004	22,101,470	11,011,046
For cash pursuant to the exercise of stock options	62,500	9,750
For cash pursuant to the exercise of warrants	272,711	63,728
April 30, 2005	22,436,681	11,084,524
Less treasury stock owned	(183,711)	(45,928)
Issued and outstanding as at April 30, 2005	22,252,970	11,038,596

	[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	[b]	Debt settlement

On June 4, 2003, the Company issued 3,956,810 common shares at a fair value of $0.10 per share to settle related party debt in the amount of $395,682.

4.	Share Capital (continued)

	[c]	Private placement

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

The Company issued 1,000,000 units at $0.15 per unit and raised $150,000 in October, 2003. Each unit contained one common share and one warrant to acquire one additional share at $0.20 for a one year period expiring September 22, 2004 and $0.25 during the second year expiring September 22, 2005.

[d]	Treasury shares

The Company’s subsidiary, Rand Energy Group Inc. (“Rand”), purchased 183,711 units of the private placement discussed in [c] above for $27,557. In addition, Rand exercised its warrants and received 183,711 shares for $45,927 in December, 2004. At April 30, 2005 a total of 367,422 treasury shares were owned by Rand.

[e]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director’s has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The following table summarizes activity under the Plan for the years April 30, 2005 and 2004:

		Weighted
		average
		exercise
	Number	price
	of shares	$

Outstanding, April 30, 2003	1,325,000	0.10
Granted	775,000	0.22
Exercised	(250,000)	0.10
Expired	(600,000)	0.15

Outstanding, April 30, 2004	1,250,000	0.15
Exercised	(62,500)	0.16

Outstanding and exercisable, April 30, 2005	1,187,500	0.15

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

4.	Share Capital (continued)

	[e]	Stock options

Additional information regarding options outstanding at April 30, 2005 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		average	average		Average
		remaining	exercise		Exercise
Exercise price	Number of	contractual	price	Number of	Price
$	shares	life (years)	$	Shares	$

0.10	750,000	0.5	0.10	750,000	0.10
0.30	162,500	3.4	0.30	162,500	0.30
0.19	250,000	3.8	0.19	250,000	0.19
0.14	25,000	3.9	0.14	25,000	0.14

	1,187,500	1.6	0.15	1,187,500	0.15

In 2004, 775,000 stock options were granted with fair values ranging from $0.01 to $0.13 per option and $18,938 was recorded as stock-based compensation, with $26,372 recorded as deferred compensation and expensed in 2005. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Interest rate	3.12%-4.02%
Expected life (in years)	5
Expected volatility .	35%
Expected dividend yield	0%

[f]	Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
		exercise
	Number	price
	of shares	$

Outstanding, April 30, 2003	–	–
Issued with private placement (Note 4(c))	1,000,000	0.20

Outstanding, April 30, 2004	1,000,000	0.20
Exercised	(272,711)	0.23

Outstanding, April 30, 2005	727,289	0.25

The 727,289 warrants outstanding at April 30, 2005 entitle the holder to purchase one common share each at $0.25 per share expiring September 22, 2005.

Subsequent to year-end, 85,343 warrants were exercised, see Note 10[d].

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

5.	Share Capital Activity of REGI U.S., Inc.

		Value
Common shares issued:	#	US$

April 30, 2003	17,687,935	5,102,299

Stock issued for cash-private placement	173,120	25,968
Stock issued for services	400,000	92,000
Stock issued to settle debt	3,320,000	166,000
Stock issued for cash pursuant to:
Options exercised	100,000	20,000
Warrants exercised	550,000	86,000

April 30, 2004	22,231,055	5,492,267

Stock issued for services	150,000	24,000
Stock issued for cash pursuant to:
Options exercised	133,750	29,750
Warrants exercised	173,120	34,624
Warrants exercised	1,032,800	258,200

April 30, 2005	23,720,725	5,838,841

[a]	3,320,000 shares, having an approximate undiscounted fair market value as at August 18, 2005 of US$2,091,600, were owned by the Company as at April 30, 2005.

[b]
Approximately 3,500,000 shares, having an approximate undiscounted fair market value as at August 18, 2005 of US$2,205,000, were owned by Rand Energy Group Inc. as at April 30, 2005. The Company owns 51% of Rand Energy Group Inc.

[c]	A total of 1,612,750 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.26 per share with a weighted average remaining life of 2.25 years.

[d]	Private Placement

On December 24, 2004, REGI U.S., Inc. closed a private placement offering for 1,032,800 units at a purchase price of US$0.25 per unit for total cash proceeds of US$258,200. Each unit consisted of one common share of REGI U.S., Inc. and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.35 per share.

[e]	As at April 30, 2005, 516,400 share purchase warrants were outstanding. Each two one-half warrants may be exercised at a price of US$0.35 per share, expiring on December 24, 2005.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

6.	Non-Monetary Transactions

	[a]	Gain on shares issued

During 2005 and 2004, REGI U.S., Inc. issued shares outside the consolidated group. These issuances effectively reduced Rand Energy Group Inc.’s interest in REGI U.S., Inc., which resulted in a deemed gain (loss) on sale of subsidiary’s shares as follows:

	2005	2004
	$	$

Value received on issuance of shares	426,351	670,377
Less net book value of interest deemed sold	(43,221)	(197,505)

Monetary Gain (Loss)	383,130	472,872

[b]	Non-controlling interest

	2005	2004
	$	$
Non-controlling interest - beginning of year	3,140,445	3,020,985
Non-controlling interest - end of year	–	3,140,445
Increase (decrease) in non-controlling interest	(3,140,445)	119,460
Components of the increase (decrease) in non-controlling interest:
[i] non-controlling interest in subsidiaries’ net results of operations	(3,288,560)	(307,440)
[ii] net book value of REGI U.S., Inc. deemed sold [Note 6[a]]	43,221	197,505
[iii] net book value of REGI U.S., Inc. shares sold	104,894	229,395
	(3,140,445)	119,460

7.	Income Taxes

The potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As at April 30, 2005, the Company has non-capital losses carried forward totalling US$5,433,000 for U.S. tax purposes and $1,543,000 for Canadian tax purposes, which expire starting in 2013 and 2006, respectively. The Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the year ended April 30, 2005 and 2004 is as follows:

	Canada	United States
Statutory federal income tax rate	36%	35%
Effect of valuation allowance	(36%)	(35%)
Effective income tax rate	–	–

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

7.	Income Taxes (continued)

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2005	2004
Future income tax assets
Intangible assets	$155,000	$155,000
Property and equipment	69,000	70,000
Non-capital loss carry forwards	2,948,000	3,107,000
Total gross future income tax assets	3,172,000	3,332,000
Valuation allowance	(3,172,000)	(3,332,000)
Net future income tax asset	$–	$–

The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $1,543,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

	$		$
2006	268,000	2010	190,000
2007	229,000	2014	145,000
2008	361,000	2015	212,000
2009	138,000

The Company’s U.S. subsidiary, REGI U.S., Inc., has U.S. income tax losses of US$5,433,000, which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2013	23,000	2020	429,000
2014	393,000	2021	518,000
2015	1,007,000	2022	153,000
2016	792,000	2023	17,000
2017	521,000	2024	258,000
2018	605,000	2025	300,000
2019	417,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

8.	Related Party Transactions

	[a]	The Company shares office space, staff and service providers with a number of private and public companies with several directors in common.

[b]
The transactions are recorded at their exchange amounts, and the amounts owing to related companies, totalling $164,267 (2004 - $122,148) are unsecured, non-interest bearing and due on demand. These companies are related due to the President of the Company controlling or significantly influencing these related companies.

[c]
The value of consulting services was contributed as donated capital, by officers and directors of REGI U.S., Inc. US$150,000 (2004 – US$150,000) was charged to operations and $Nil (2004 - US$60,000) was charged to deferred development costs.

[d]
Administrative fees, public relations expenses, management fees and director’s fees were paid to the officers, directors and companies controlled by officers and directors totalling $119,696 for services rendered.

	[e]	On June 4, 2003, the Company issued 3,956,810 common shares at a fair value of $0.10 per share to settle related party debt in the amount of $395,682.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

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

[ii]
Pursuant to a letter of understanding between the Company, REGI U.S., Inc. and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii] 1% net profit royalty will be payable to a director on all U.S. based sales.

	[b]	REGI U.S., Inc. is committed to fund 50% of the further development of the RC/DC Engine.

	[c]	On April 21, 2005, REGI U.S., Inc. entered into an agreement with a firm that will provide public relations and consulting services for US$5,000 per month.

10.	Subsequent Events

	[a]	In May 27, 2005, REGI U.S., Inc. granted 125,000 stock options to employees and officers, exercisable at US$0.45 per share, up to May 27, 2010.

[b]
On June 7, 2005, REGI U.S., Inc. entered into a consulting agreement with a firm that will provide advisory and consulting services in consideration of US$15,000 or the issuance of 50,000 free trading common shares of REGI U.S., Inc.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

10.	Subsequent Events (continued)

[c]
On June 14, 2005, REGI U.S., Inc. entered into a consulting agreement (“the Consulting Agreement”) for the provision of public relations services, in consideration for US$350,000 worth of REGI U.S., Inc.’s common stock. Additionally, on June 14, 2005, REGI U.S., Inc. entered into an agreement with JGR Petroleum Inc. (“JGR”), a private company controlled by the President of the Company. Under the terms of the Agreement, JGR will provide the shares required under the Consulting Agreement.

REGI U.S., Inc. will repay JGR from future financings on a non-interest bearing basis.

	[d]	On June 29, 2005, the Company issued 85,343 shares from exercise of warrants for proceeds of $21,336.

[e]
REGI U.S., Inc. entered into a distributor agreement dated June 29, 2005 with Anuvu Incorporated for an option to acquire exclusive rights to distribute the Anuvu fuel cell technology in Canada and Europe. Subsequent to year-end, the Company has paid a total of US $200,000 for the rights in Canada. REGI U.S., Inc. must pay US$150,000 by September 27, 2005 and an additional US$150,000 by November 30, 2005 in exchange for these exclusive rights in Europe. REGI U.S., Inc. has also agreed to issue 200,000 shares of REGI U.S., Inc. to Anuvu upon confirmation of acceptance of the European fuel cell technology patents. Anuvu will receive a royalty of 5% of gross sales. REGI U.S., Inc. will receive 2 warrants of Anuvu’s common stock for every dollar paid for the distribution rights to a maximum of 1,000,000 warrants.

	[f]	REGI U.S., Inc. issued 43,750 shares upon the exercise of stock options for proceeds of US$10,000.

11.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP” and “Canadian GAAP”)

The material differences between Canadian GAAP and US GAAP are as follows:

	[a]	Development costs

Development costs, under Canadian GAAP, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off.

Under US GAAP, development costs must be expensed as incurred.

	[b]	Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian GAAP. Under US GAAP, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred.

	[c]	Non-controlling interest

All development costs and intangible assets with the exception of $1 relating to mineral resource properties (see Note 3) defined under Canadian GAAP were written off during the year. Non- controlling interest was drawn down to zero at April 30, 2005.

	[d]	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[k]). Under US GAAP, stock-based compensation needs to be recorded also for the differential between the market price of the shares and exercise price if the market price exceeds the exercise price when the stock options are granted.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

11.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP” and “Canadian GAAP“ (continued)

	[e]	The net income (loss) for the year ended April 30, 2005, 2004 and 2003 and deficit accumulated during the development stage as determined under US GAAP is as follows:

	2005	2004	2003
	$	$	$
Net income (loss), as determined under
Canadian GAAP	(5,631,482)	21,136	(334,867)
Stock-based compensation	–	(3,500)	–
Non-controlling interest	(4,519,197)	(307,440)	(376,743)
Gain on sale of subsidiary’s shares	104,894	229,395	3,793
Gain on issue of subsidiary’s shares	43,221	197,505	691,587
Impairment loss on intangible assets	9,796,407	–	–
Development costs written-off	(191,535)	(197,020)	(47,639)
Net income (loss), as determined under US
GAAP	(397,692)	(59,924)	(63,869)
Deficit accumulated during the development
stage, as determined under US GAAP
- Beginning of year	(11,488,428)	(11,428,504)	(11,364,635)
- End of year	(11,886,120)	(11,488,428)	(11,428,504)

Loss per share, weighted average basis
(excluding escrowed shares)	(0.02)	–	–

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2005 and 2004 are as follows:

	2005	2004
	$	$
Deferred development costs, as determined in Canada	–	8,314,164
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	–	8,314,164
Intangible assets and mineral resource properties, as determined
in Canada	1	697,858
Intangible assets and mineral resource properties, as determined
in the U.S.	1	197,825
Increase to deficit as determined in the U.S.	–	500,033
Non-controlling interest, as determined in Canada	–	(3,140,445)
Non-controlling interest, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	–	(3,140,445)
Stock based compensation, as determined in Canada	219,597	45,310
Stock based compensation, as determined in the U.S.	(219,597)	(48,810)
Increase (decrease) to deficit as determined in the U.S.	–	3,500
Deficit, as determined in Canada	11,285,742	5,654,260
Deficit, as determined in the U.S.	12,039,046	11,598,039
Net increase to deficit as determined in the U.S.	753,304	5,943,779