Form 20-F/A
period 2005-04-30
REG TECHNOLOGIES INC
filed 2006-03-24
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 1

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

REG TECHNOLOGIES INC.
REGISTRANT

Dated: March 21, 2006	By:	/s/ John G. Robertson
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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 to the financial statements. Our report to the shareholders dated August 19, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

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

During 2004, the Company adopted the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant using the Black-Scholes model and are recognized over the vesting period of instruments. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any changes are recognized over the remaining vesting period. The value of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at the grant date. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

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

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

11.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP” and “Canadian GAAP“ (continued)

	[e]	The net income (loss) for the year ended April 30, 2005, 2004 and 2003 and deficit accumulated during the development stage as determined under US GAAP is as follows:

	2005	2004	2003
	$	$	$
Net income (loss), as determined under
Canadian GAAP	(5,631,482)	21,136	(334,867)
Stock-based compensation	–	(3,500)	–
Foreign exchange translation	(82,913)	(165,111)	55,500
Non-controlling interest	(3,288,560)	(307,440)	(376,743)
Gain on sale of subsidiary’s shares	104,894	229,395	3,793
Gain on issue of subsidiary’s shares	43,221	197,505	691,587
Impairment loss on development costs	8,545,323	–	–
Impairment loss on intangible assets	20,449	–	–
Development costs written-off	(151,939)	(197,020)	(47,639)
Net income (loss), as determined under US GAAP
	(441,007)	(225,035)	(8,369)
Deficit accumulated during the development stage, as
determined under US GAAP
- Beginning of year	(11,598,039)	(11,373,004)	(11,364,635)
- End of year	(12,039,046)	(11,598,039)	(11,373,004)
Loss per share, weighted average basis (excluding
escrowed shares)	(0.02)	(0.01)	(0.01)

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2005 and 2004 are as follows:

	2005	2004
	$	$
Deferred development costs, as determined in Canada	–	8,314,164
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	–	8,314,164
Intangible assets and mineral resource properties, as determined
in Canada	1	697,858
Intangible assets and mineral resource properties, as determined
in the U.S.	1	197,825
Increase to deficit as determined in the U.S.	–	500,033
Non-controlling interest, as determined in Canada	–	(3,140,445)
Non-controlling interest, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	–	(3,140,445)
Stock based compensation, as determined in Canada	219,597	45,310
Stock based compensation, as determined in the U.S.	(219,597)	(48,810)
Increase (decrease) to deficit as determined in the U.S.	–	3,500
Deficit, as determined in Canada	11,285,742	5,654,260
Deficit, as determined in the U.S.	12,039,046	11,598,039
Net increase to deficit as determined in the U.S.	753,304	5,943,779