Form 20-F/A
period 2005-04-30
REG TECHNOLOGIES INC
filed 2006-07-06
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 2

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

REG TECHNOLOGIES INC.
REGISTRANT

Dated: June 30, 2006	By:	/s/ John G. Robertson
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

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 19, 2005 except as to Note 12 which is as of February 28, 2006

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

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 19, 2005 except as to Note 12 which is as of February 28, 2006

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

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

11.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP” and

	[e]	The net income (loss) for the year ended April 30, 2005, 2004 and 2003 and deficit accumulated during the development stage as determined under US GAAP is as follows:

	(Restated –	(Restated –	(Restated –
	Note 12)	Note 12)	Note 12)
	2005	2004	2003
	$	$	$
Net income (loss), as determined under
Canadian GAAP	(5,631,482)	21,136	(334,867)
Stock-based compensation	–	(3,500)	–
Foreign exchange translation	(82,913)	(165,111)	55,500
Non-controlling interest	(3,288,560)	(307,440)	(376,743)
Gain on sale of subsidiary’s shares	104,894	229,395	3,793
Gain on issue of subsidiary’s shares	43,221	197,505	691,587
Impairment loss on development costs	8,545,323	–	–
Impairment loss on intangible assets	20,449	–	–
Development costs written-off	(151,939)	(197,020)	(47,639)
Net income (loss), as determined under US
GAAP	(441,007)	(225,035)	(8,369)
Deficit accumulated during the development
stage, as determined under US GAAP
- Beginning of year	(11,598,039)	(11,373,004)	(11,364,635)
- End of year	(12,039,046)	(11,598,039)	(11,373,004)
Loss per share, weighted average basis
(excluding escrowed shares)	(0.02)	(0.01)	(0.01)

[f]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2005 and 2004 are as follows:

	2005	2004
	$	$
Deferred development costs, as determined in Canada	–	8,314,164
Deferred development costs, as determined in the U.S.	–	–
Increase to deficit as determined in the U.S.	–	8,314,164
Intangible assets and mineral resource properties, as determined
in Canada	1	697,858
Intangible assets and mineral resource properties, as determined
in the U.S.	1	197,825
Increase to deficit as determined in the U.S.	–	500,033
Non-controlling interest, as determined in Canada	–	(3,140,445)
Non-controlling interest, as determined in the U.S.	–	–
Decrease to deficit as determined in the U.S.	–	(3,140,445)
Stock based compensation, as determined in Canada	219,597	45,310
Stock based compensation, as determined in the U.S.	(219,597)	(48,810)
Increase (decrease) to deficit as determined in the U.S.	–	3,500
Deficit, as determined in Canada	11,285,742	5,654,260
Deficit, as determined in the U.S.	12,039,046	11,598,039
Net increase to deficit as determined in the U.S.	753,304	5,943,779

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2005 and 2004
(Expressed in Canadian dollars)

12.	Restatement

The Company has restated Note 11[e] of its financial statements for the years ended April 30, 2005, 2004 and 2003. The net loss as determined under US GAAP was revised for each of those years due to certain reconciling items being corrected to get to US GAAP net loss from Canadian GAAP net loss. The errors in each reconciling item was due to the fact that an incorrect version of supporting reconciling information was inadvertently used to complete the table. Each line item and its affect on US GAAP net loss as previously reported is as follows:

	2005	2004	2003
	$	$	$
Net loss for the year as determined under US GAAP
as previously reported	(397,692)	(59,924)	(63,869)
Correction affecting net loss:
Foreign exchange translation	(82,913)	(165,111)	55,500
Impairment loss on intangible assets	20,449	–	–
Non-controlling interest adjustment	1,230,637	–	–
Impairment loss on development costs	(1,251,084)	–	–
Development costs written-off	39,596	–	–
Net loss for the year as determined under US GAAP
restated	(441,007)	(225,035)	(8,369)

There was no change to the net loss per share for the years ended April 30, 2005 and 2003. The net loss per share for the year ended April 30, 2004 increased by $0.01 per share from nil to $0.01 per share.