Form 20-F
period 2006-04-30
REG TECHNOLOGIES INC
filed 2006-11-01
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -

For the fiscal year ended April 30, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-24342

REG TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada
(Address of principal executive offices)

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
[   ] Yes [ X ] No

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at April 30, 2006
Common Shares, no par value	23,899,009
Preferred Shares, $1.00 par value	none
Class A, no par value	none

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [   ]      Accelerated file [   ]      Non-accelerated filer [X]

Indicate by check mark which financial statement the registrant has elected to follow.
Item 17. [X]   Item 18. [   ]

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

ITEM 3.           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2006 and 2005, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2006 and 2005 have been audited by Smythe Ratcliffe and Manning Elliott, respectively. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 11 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 28, 2006, US$1.00 was equal to approximately C$1.1203. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in the United States and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2006	2005	2004	2003	2002
Net sales or operating revenues	-	-	-	-	-
Income (loss) from operations	1,835,048	(397,692)	(59,924)	(63,869)	165,989
Income (loss) from continuing	1,835,048	(397,692)	(59,924)	(63,869)	165,989
operations
Net income (loss)	1,033,398	(397,692)	(59,924)	(63,869)	165,989
Net income (loss) from	(0.08)	(0.02)	-	-	(0.01)
operations per share
Income (loss) from continuing	(0.08)	(0.02)	-	-	(0.01)
operations per share
Total assets	500,056	191,587	210,882	210,477	253,364
Net assets	375,207	(108,185)	(57,331)	(583,285)	(838,674)
Capital stock (excluding long	11,343,564	11,038,596	11,011,046	10,467,921	10,467,921
term debt and redeemable
preferred stock)
Number of shares as adjusted to	23,899,009	22,252,970	22,101,470	17,078,371	17,078,371
reflect changes in capital
Dividends per share	-	-	-	-	-
Diluted net income per share	-	-	-	-	-

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.1203 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 28, 2006. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 28, 2006, the Noon Buying Rate was CDN$ 1.1108 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
May	2006	1.1232	1.0989
June	2006	1.1241	1.0991
July	2006	1.1309	1.1112
August	2006	1.1312	1.1078

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	April 30
2006	1.1863	1.1203 / 1.2703	1.1203
2005	1.2702	1.1775/1.397	1.2568
2004	1.344	1.269/1.4221	1.3711
2003	1.5388	1.4336/1.5963	1.4663
2002	1.5671	1.5102/1.6128	1.5681

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

We have reported losses in each year since its inception. At April 30, 2006, we had an accumulated deficit of ($11,561,401) in accordance with U.S. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,899,009 shares were issued and outstanding as of April 30, 2006 and 24,135,181are outstanding as at September 26, 2006. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (a Canadian subsidiary 51% owned by the Company) which controls REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2006 Rand Energy Group Inc. owes Reg Technologies $2,803,664 which will be fully repaid prior to royalty obligations due as discussed in Note 9(a) and prior to dividends being paid to the owners of Rand Energy Group Inc.

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

REGI is controlled through irrevocable voting trusts with other affiliated companies giving the Company the ability to control 50% of the voting shares of REGI US, Inc.

Our stock currently trades on the OTC BB under the symbol REGRF and on the TSX Venture Exchange as RRE.V.

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

On January 24, 2006 REGI announced the completion of several continuous successful combustion tests at 245 RPM on the new version of the Rand Cam™ engine. Several spin tests were conducted initially up to 800 RPM on the new modified version of the Rand Cam™ engine. An insignificant amount of wear on the engine has been confirmed during the months of December 2005, and January 2006.

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

In February, 2004 we announced that a REGI licencee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licencee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

On February 14, 2006 the 125 H.P. RadMax™ engine was received by REGI from Radian Milparts and will be tested by the Company’s rotary engine specialist. The 125 H.P. RadMax™ engine is the improved version of the 42 H.P. RadMax™ engine, which focused on eliminating leak paths and was designed for maintainability.

In March 2006 we announced that final modifications, which were successfully implemented on the 42 H.P Rand Cam™, were being completed by Ebco Industries, for the 125 H.P. version of the RadMax™ engine. The modifications will be completed during 2006 and an extensive testing program will commence. The 125 H.P. RadMax™ engine has been thoroughly designed with advanced sealing methods by Radian Milparts, which will be the production model for presentation to several major companies interested in licensing the technology from REGI U.S., Inc. The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system.

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

The Company entered into a Distributors Agreement dated June 29, 2005, with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. The Company’s affiliate, REG, paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the year ended April 30, 2006 , the Company assigned the distribution rights to Reg Tech and recovered $200,000 of research and development expenses.

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

The Company is currently developing and testing the 42 HP diesel engine and the 125 HP diesel engine. The following marketing activities are all currently underway:

GENERATOR AND FUEL CELL - We entered into an exclusive distributor agreement with Anuvu Incorporated to build a working fuel cell model prototype for a vehicle for demonstration purposes in Canada and Europe for Reg Technologies, Inc.

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

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $11,561,401 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $375,207. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Continuing Operations

Fiscal Year Ended April 30, 2006 compared to Fiscal year Ended April 30, 2005

Results of Operations

Results of operations was a net loss of $1,033,000 ($0.01 per share) for 2006 as compared to net loss of $398,000 ($0.01 per share) for 2005.

No revenues from the sale or licensing of any technology were realized in 2006 or 2005.

In 2006, the Company recognized a gain of $332,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $1,242,000 which resulted in a disposition of 2.3% of its ownership in this subsidiary. General and administrative expenses increased by $902,000 to $1,574,000 in 2006 from $672,000 in 2005. This increase is a result of increases in investor relations/consulting and management and directors’ fees of $329,000 as well as increases in office, rent, automobile, professional fees, stock based compensation, transfer agent fees, travel and wages of $282,000 to $603,000 in 2006 from $321,000 in 2005. During 2006, the Company expensed $144,000 of research and development expenses as they were incurred to general and administrative expense compared to $Nil in 2005. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356. In 2005, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with current generally accepted accounting principles, due to the uncertainty about future cash flows from the technology.

In 2005, the Company recognized a gain of $383,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $426,000, which resulted in a deemed disposition of 9.4% of its ownership in the subsidiary.

The Company issued 1,496,039 common shares for $262,468 cash during the year.

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

B.           LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

n the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $6.4 million at August 28, 2006. During the fiscal year ended April 30, 2006 REGI U.S., Inc. closed a private placement offering for subscriptions of 1,500,800 units of REGI at a purchase price of US$0.60 per unit, for total cash proceeds of US$880,908. Each unit consists of one common share of REGI and one-half non-transferable share purchase warrant. Each two one-half warrants may be exercised within one year of the date of issuance to the purchaser at a price of US$0.80 and US$1.00 per share within the second year of issuance.

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

Fiscal Year Ended April 30, 2006 compared to Fiscal year Ended April 30, 2005

During the fiscal year ended April 30, 2006, we financed our operations and received $1,430,000 by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $114,626. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing capital stock for $262,468;
(iii)	receiving subscriptions for $4,452;
(iv)	receiving proceeds from issuing of subsidiary’s capital stock for $1,278,188;

During the fiscal ended April 30, 2006, we used cash in the amount of $1,544,000 on operating activities as compared to $628,000 for the same period last year through:

(i)	payment of consulting services and investor relations for $936,000;
(ii)	payment of management and directors fees for $44,000;
(iii)	payment of professional fees for $118,000;
(iv)	payment of transfer agent and filing fees for $21,000;
(v)	payment of travel and promotion for $80,000;
(vi)	payment of wages and benefits for $18,000;
(vii)	payment of other general and administrative expenses for $327,000

During the fiscal year ended April 30, 2006, we received $391,000 cash from investing activities by:

(i)	receiving proceeds from sale of subsidiary’s shares for $391,000.

Our cash position has increased to $427,777

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

During the last two fiscal years, excluding foreign exchange adjustment, we spent $144,000 on research and development. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

D.           TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2006.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes all of the outstanding obligations of the Company’s continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Year	Expenditure Commitment	Number of Shares

(1)	2004	$ -	-
(1)	2005	$ -	-
(1)	2006	$ -	-

(1)    refer to note 9 to the financial statements

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of April 30, 2006, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2006.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2006	1982
Jennifer Lorette	Director	Annual Shareholders Meeting for fiscal 2006	2001
James Vandeberg	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2006	2003
Susanne Robertson	Director	Annual Shareholders meeting for fiscal 2006	1984

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

James L. Vandeberg, Sammamish, WA Mr. Vandeberg has been a director of the Company since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation which is currently inactive. He is also a director of IAS Communications, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of Linux Gold Corp., a British Columbia company traded on the OTC bulletin board. Mr. Vandeberg is also a director of ASAP Show Inc. since May 2001. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

B.           COMPENSATION

During the year ended April 30, 2006, the aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered, and any compensation other than bonuses earned during the fiscal year, the payment of which was deferred) paid to such executive officers as a group by us and our subsidiaries for services rendered was $229,404. Related company advances were $46,681. Total compensation paid to all employees was $95,462.

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

During fiscal 2006, $30,000 US was paid to Access Information Systems, Inc., which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees, for project management services.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2006 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2006, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation was included in the Information Circular for our 2006 annual general meeting, which is scheduled to be held on October 23, 2006.

During the fiscal year ended April 30, 2006, 750,000 new stock options were granted, 768,750 stock options were exercised and no stock options expired pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,150,000. Of the total amount:

  750,000 are exercisable at $0.30 per share expiring October 20, 2010
  125,000 are exercisable at $0.30 per share expiring September 18, 2008;
  250,000 are exercisable at $0.19 per share expiring March 4, 2009; and
    25,000 are exercisable at $0.14 per share expiring April 8, 2009.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John Robertson	750,000	$0.30	October 20, 2010
Jennifer Lorette	50,000	$0.30	September 18, 2008
	25,000	$0.14	April 8, 2009
Susanne Robertson	250,000	$0.19	March 4, 2009
James Vandeberg	37,500	$0.30	September 18, 2008
TOTAL HELD AS A GROUP:	1,125,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Arnie Winrob	25,000	$0.30	September 18, 2008
Monique Van Oord	12,500	$0.30	September 18, 2008
TOTAL:	37,500

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

As of April 30, 2006, five part-time contractors were employed. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.           SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at September 26, 2006:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	3,320,229	13.7%
Jennifer Lorette (3)	83,400	*
Susanne Robertson (4)	4,905,728	20.3%
James Vandeberg (5)	50,000	*

(1)	As at September 28, 2006, there were 24,135,181issued and outstanding common shares.
(2)

Includes 1,188,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 750,000 stock options which are currently exercisable and in-the-money.

(3)	Includes 75,000 stock options which are currently in-the-money.
(4)

SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 3,497,807 common shares representing 14.4% of our outstanding common shares. This amount also includes 250,000 stock options which are currently exercisable and in-the-money, and 541,956 share purchase warrants.

(5)	Includes 37,500 stock options which are currently exercisable.

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

As of September 26, 2006, 24,135,181 Common Shares were outstanding. At such date, and to the knowledge of our directors and senior officers, no person beneficially owned shares carrying more than 10% of the voting rights attached to all our shares, other than those persons set out above.

We do not know of any arrangements which could result in a change in our control.

B.           RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2006, 2005 and 2004.

A director's fee of $12,000 was paid to John G. Robertson, our President, during each of fiscal years 2006, 2005 and 2004.

We had related party advances outstanding of $46,681at the April 2006 year-end, compared to $164,267 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

During the fiscal year ended April 30, 2006 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2006 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 8 of the financial statements for the years ended April 30, 2006 and 2005.

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

		TSX Venture		OTC BB*
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
				High-Bid*	Low-Bid*
2004
	1st Quarter ended July 31/03	0.17	0.04	0.165	0.03
	2nd Quarter ended October 31/03	0.40	0.15	0.27	0.07
	3rd Quarter ended January 31/04	0.27	0.17	0.18	0.12
	4th Quarter ended April 30/04	0.22	0.14	0.14	0.11
2005
	1st Quarter ended July 31/04	0.265	0.13	0.14	0.06
	2nd Quarter ended October 31/04	0.295	0.185	0.19	0.12
	3rd Quarter ended January 31/05	1.01	0.185	1.06	0.15
	4th Quarter ended April 30/05	0.80	0.34	0.60	0.26
2006
	1st Quarter ended July 31/05	0.50	0.355	0.401	0.26
	2nd Quarter ended	0.49	0.33	0.361	0.29

October 31/05
3rd Quarter ended January 31/06	0.43	0.25	0.36	0.20
4th Quarter ended April 30/06	0.86	0.245	0.75	0.20

_________
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

The following table shows the high and low closing prices of our stock traded on the TSX and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	Cdn. $	Cdn. $	U.S. $	U.S. $
			High-Bid*	Low-Bid*
Month
March	0.41	0.245	0.33	0.20
April	0.86	0.28	0.75	0.221
May	0.75	0.46	0.65	0.25
June	0.76	0.56	0.671	0.45
July	0.90	0.70	0.79	0.58
August	0.80	0.61	0.671	0.55
September	0.70	0.45	0.553	0.40
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

C.           MATERIAL CONTRACTS

The Company entered into a Distributors Agreement dated June 29, 2005, with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. We paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the year ended April 30, 2006 , REGI U.S., Inc. assigned the distribution rights to us and recovered $200,000 of research and development expenses.

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

I.           SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") is a 12.0% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 3 outlining our subsidiary structure.

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

ITEM 16B.        CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2006.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES The following table discloses accounting fees and services of the Registrant: (Stated in terms of Canadian dollars)

	2006	2005
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	13,375	19,720

(b) Audit-Related Fees	-	-

(c) Tax Fees	-	2,000

(d) All Other Fees	-	-

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

ITEM 19.           EXHIBITS

(a) The following consolidated financial statements, together with the report of Smythe Ratcliffe for fiscal 2006 and Manning, Elliott for fiscal 2005, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam- Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter- related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)

4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(9)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(9)

13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(9)

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

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements

April 30, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheet of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended April 30, 2005, prior to the restatement to reflect the adjustment to unremunerated services accounted for in accordance with US GAAP as described in Note 11, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 19, 2005. The adjustments to the financial statements as at and for the year ended May 31, 2005 have been audited by us and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 23, 2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 23, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 23, 2006

Auditors' Report

To the Shareholders of
Reg Technologies Inc.

We have audited the consolidated balance sheet of Reg Technologies Inc. as at April 30, 2005 and the consolidated statements of loss and deficit and cash flows for the year ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards used in Canada and the standards of the Public Company Accounting Oversight Board (United States). 'Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects the financial position of the Company as at April 30, 2005 and the results of its operations and the changes in its cash flows for the year ended April 30, 2005 in accordance with generally accepted accounting principles used in Canada.

/s/ “Manning Elliott LLP” signed

CHARTEREDACCOUNTANTS

Vancouver, British Columbia

August 19, 2005 except as to Notes 11 and 12 which is as of October 31, 2006

Comments by Auditors for
U.S. Readers on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 to the financial statements. Our report to the shareholders dated August 19, 2005 except as to Notes 11 and 12 which is as of October 31, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP” signed

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 19, 2005 except as to Notes 11 and 12 which is as of October 31, 2006

Reg Technologies Inc.
Consolidated Balance Sheets [Note 1]
As at April 30, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005
	$	$
		(Restated)
ASSETS
Current Assets
Cash	427,777	166,734
GST receivable	5,074	3,188
Prepaid expenses	67,205	21,663
	500,056	191,585
Intangible Assets [Note 3]	–	1
	500,056	191,586

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	78,168	123,005
Due to related parties [Note 8]	46,681	164,267
	124,849	287,272

Shareholders’ Equity (Deficit)
Share Capital [Note 4]	11,343,564	11,051,096
Contributed Surplus	553,067	219,992
Foreign Currency Translation Adjustments [Note 2]	39,977	(838,771)
Deficit [Note 11]	(11,561,401)	(10,528,003)
	375,207	(95,686)
	500,056	191,586
Commitments [Note 9]
Subsequent Events [Note 10]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)

Operating Expenses

Foreign exchange	15,609	8,229	5,313
General and administrative	1,574,083	672,000	599,507
Impairment loss on development costs	–	8,545,324	–
Impairment loss on intangible assets [Note 3]	245,356	221,830	–
Mineral property maintenance costs	–	18,588	5,908

Operating Loss	(1,835,048)	(9,465,971)	(610,728)

Other Income

Gain on sale of subsidiary’s shares	385,853	345,124	128,166
Gain on issue by subsidiary of its own shares outside
the consolidated group [Note 6]	331,949	383,130	472,872
Interest	428	8,130	33
Non-controlling interest	83,420	3,288,560	307,440

Net Loss for the Year	(1,033,398)	(5,441,027)	297,783

Deficit - Beginning of Year	(10,528,003)	(5,086,976)	(5,384,759)

Deficit - End of Year	(11,561,401)	(10,528,003)	(5,086,976)

Basic Loss Per Share	(0.01)	(0.25)	–

Weighted Average Common Shares Outstanding	23,498,000	22,178,000	17,078,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)
Operating Activities
Net loss	(1,033,398)	(5,441,027)	297,783
Items not involving cash
Accounts payable written-off	(87,209)	41	(20,694)
Stock-based compensation	129,830	105,262	142,530
Non-controlling interest	(83,420)	(3,288,560)	(307,440)
Gain on issue by subsidiary of its own shares	(331,949)	(383,130)	(472,872)
Amortization of deferred compensation	14,246	–	–
Impairment loss on intangible assets	245,356	221,830	–
Impairment loss on development costs	–	8,531,357	–
Gain on sale of subsidiary’s shares	(385,853)	(345,124)	(128,166)
Changes in non-cash working capital items
Amounts receivable	(1,883)	3,281	2,012
Prepaid expenses	(50,961)	(21,664)	(38,185)
Accounts payable and accrued liabilities	41,636	(10,561)	(47,007)
Net Cash Used In Operating Activities	(1,543,605)	(628,295)	(572,039)
Financing Activities
Bank indebtedness	–	–	(6,118)
Shares issued	262,468	73,478	175,000
Advances from (repayments to) related parties	(114,626)	26,401	328,430
Proceeds from subsidiary’s shares issued	1,278,188	422,269	142,400
Subscriptions received	4,452	–	–
Net Cash Provided by Financing Activities	1,430,482	522,148	639,712
Investing Activities
Proceeds on sale of subsidiary’s shares	390,653	450,536	–
Development costs	–	(139,723)	(149,274)
Patent protection costs	–	(29,008)	(3,501)
Net Cash Provided by Investing Activities	390,653	281,805	(152,775)
Effect of Exchange Rate Changes on Cash	(16,487)	(15,513)	91,691
Increase in Cash and Cash Equivalents	261,043	160,145	6,589
Cash and Cash Equivalents - Beginning of Year	166,734	6,589	–
Cash and Cash Equivalents - End of Year	427,777	166,734	6,589
Non-Cash Investing and Financing Activities
Shares issued to settle debt	–	–	–
Shares of subsidiary issued for services	–	31,618	–
Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.5 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

	[a]	Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 12% interest in REGI, a U.S. public company listed on the OTC Bulletin Board in the United States. REGI continues to be considered a controlled subsidiary for consolidation purposes by way of control through the annually renewable voting trusts agreement, with other affiliated companies, which expires on August 31. This trust agreement gives the Company 50% control of the voting shares of REGI. The agreement can be cancelled by the president of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. The Company can sell, through a registered broker, up to 224,000 shares of REGI, being 1% of the issued shares, during any 90-day period.

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

	[c]	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountants (“CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[d]	Intangible assets

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

The Company accounts for development costs in accordance with CICA 3450, “Research and Development Costs”. Amortization of development costs deferred to future periods would commence with commercial production or use of the product and charged as an expense on a systematic and rational basis by reference to the sale or use of the products. Deferred development costs are reviewed annually to ensure the criteria, which previously justified the deferral of costs, is still being met. When the criteria for deferment continue to be met but the amount of deferred development costs that can be reasonably regarded as assured for recovery through related future revenues, less relevant costs, is exceeded by the unamortized balance of such costs, the excess is written-off as a charge to income of the period. During the year ended April 30, 2005, the Company recognized an impairment loss of $8,545,324 on development costs due to the uncertainty about expected future cash flows from the Technology. Effective 2006, the Company wrote off its development costs as incurred.

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

[i] Translation of foreign currency transactions and balances

Monetary balance sheet items are translated into Canadian dollars at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

[ii] Translation of foreign subsidiary balances

Foreign currency transactions are translated using the current method. Assets and liabilities of non-integrated foreign subsidiaries are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollars using the average exchange rate for the year. Any resulting translation gain or loss is deferred and included as a separate component of shareholders’ equity.

	[h]	Financial instruments

[i] Fair values

The carrying values of cash, and accounts payable and accrued liabilities, approximate their fair values due to their short-term maturity.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[h]	Financial instruments (Continued)

[ii] Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

[iii] Currency risk

The Company’s functional and reporting currency is the Canadian dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

	[i]	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

	[j]	Share issue costs

Costs of issuing shares are offset against the related share proceeds.

	[k]	Stock-based compensation plans

The Company follows the recommendations of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. All stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value previously recorded is transferred from contributed surplus to share capital.

	[l]	Loss per share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

	[m]	Comparative figures

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

3.	INTANGIBLE ASSETS

During the year ended April 30, 2005, the Company recorded an impairment loss for goodwill and technology and patent protection costs of $221,830 due to the uncertainty about cash flows from the patented technology. During the year ended April 30, 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

4.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2004	22,285,181	11,051,103
Issued during the year for cash:
Pursuant to the exercise of stock options	62,500	9,750
Pursuant to the exercise of warrants	272,711	63,728
Balance, April 30, 2005	22,620,392	11,124,581
Less: treasury stock owned	(367,422)	(73,485)
Balance Issued and outstanding, April 30, 2005	22,252,970	11,051,096

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2005	22,620,392	11,124,581
Issued during the year:
Pursuant to the exercise of stock options	768,750	80,625
Pursuant to the exercise of warrants	727,289	181,843
Balance, April 30, 2006	24,116,431	11,387,049
Less: treasury stock owned	(217,422)	(43,485)
Balance Issued and outstanding, April 30, 2006	23,899,009	11,343,564

[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[b]	Treasury shares

At the beginning of the 2006 fiscal year, Rand owns 376,422 (2005 – 183,711) shares of the Company. During fiscal year 2006, 150,000 shares with a fair value of $60,000 were transferred to a consulting firm as consideration for services provide to the Company.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

	[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

On October 20, 2005, the Company granted 750,000 stock options to an officer exercisable at $0.30 per share, up to October 20, 2010. During the year ended April 30, 2006, the Company charged stock-based compensation expense of $61,173 to operations for the vested fair value of these stock options. These options have the following vesting schedule:

		[i]	Up to 25% of the options may be exercised at any time during the term of the option, such initial exercise is referred to as the “First Exercise”.

		[ii]	The second 25% of the options may be exercised at any time after 90 days from the date of First Exercise, such second exercise is referred to as the “Second Exercise”.

		[iii]	The third 25% of the options may be exercised at any time after 90 days from the date of Second Exercise, such third exercise is referred to as the “Third Exercise”.

		[iv]	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

The following table summarizes activity under the Plan for the years ended April 30, 2006 and 2005:

		Weighted
		average
	Number	exercise price
	of shares	$

Outstanding, April 30, 2004	1,250,000	0.15
Exercised	(62,500)	0.16

Outstanding, April 30, 2005	1,187,500	0.15
Granted	750,000	0.30
Exercised	(768,750)	0.10

Outstanding, April 30, 2006	1,168,750	0.27

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

	[c]	Stock options (Continued)

Additional information regarding options outstanding at April 30, 2006 and 2005 is as follows:

	Exercise
	Price	April 30,	April 30,
Expiry Date		2006	2005

October 11, 2005	0.10	–	750,000
September 18, 2008	0.30	143,750	162,500
March 4, 2009	0.19	250,000	250,000
April 8, 2009	0.14	25,000	25,000
October 20, 2010	0.30	750,000	–

Options outstanding		1,168,750	1,187,500

Options exercisable		606,250	1,187,500

Weighted average price for options exercisable		$0.25	$0.15

In 2004, 775,000 stock options were granted with fair values ranging from $0.01 to $0.13 per option and $18,938 was recorded as stock-based compensation, with $26,372 recorded as deferred compensation and expensed in 2005. During the year ended April 30, 2006, the Company granted 750,000 options to the president and recorded stock-based compensation of $61,173 as general and administrative expense for the 25% vested portion of options granted. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model and the weighted average fair value of stock options granted during the year ended April 30, 2006, was $0.326 (2005 - $Nil) The assumptions used in the option pricing model were as follows:

	April 30, 2006	April 30, 2005

Expected dividend yield	0%	–
Risk-free interest rate	4.21%	–
Expected volatility	231%	–
Expected option life (in years)	3.0	–

[d]	Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number	exercise price
	of shares	$

Balance, April 30, 2004	1,000,000	0.20
Exercised	(272,711)	0.23

Balance, April 30, 2005	727,289	0.25
Exercised	(727,289)	0.25
Balance, April 30, 2006	–	–

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

	[d]	Share purchase warrants (Continued)

At April 30, 2006 and 2005, the following share purchase warrants were outstanding:

	Exercise	April 30,	April 30,
Expiry Date	Price	2006	2005
September 22, 2005	$0.25	–	727,289
Warrants outstanding		–	727,289

5.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the years ended April 30, 2006 and 2005:

	Number of	Amount
Common shares issued:	shares	US$

Balance, April 30, 2004	22,231,055	5,492,267

Stock issued for services	150,000	24,000
Stock issued for cash pursuant to:
Options exercised	133,750	29,750
Warrants exercised	173,120	34,624
Private placement	1,032,800	258,200

Balance, April 30, 2005	23,720,725	5,838,841

Stock issued for cash pursuant to:
Options exercised	212,000	53,313
Warrants exercised	406,400	142,240
Private placement	1,500,000	881,088

Balance, April 30, 2006	25,839,125	6,915,482

[a]	At April 30, 2006, the Company owned 3,320,000 shares.

[b]	At April 30, 2006, Rand owned 3,205,986 shares. The Company owns 51% of Rand.

[c]	A total of 1,175,750 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$0.37 per share with a weighted average remaining life of 1.90 years.

[d]	Private placements

During the year ended April 30, 2006, REGI issued 1,500,000 units at $0.60 per unit for proceeds of $880,908, net of commissions of $19,092, pursuant to a private placement. Each unit consists of one share of common stock and one-half warrant. Each whole warrant will enable the investor to purchase one additional share at an exercise price of $0.80 per share in the first year and $1 per share in the second year.

On December 24, 2004, REGI closed a private placement offering for 1,032,800 units at a purchase price of $0.25 per unit for total cash proceeds of $258,200. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole warrant may be exercised within one year of the date of issuance to the purchaser at a price of $0.35 per share.

[e]	As at April 30, 2006, 750,000 share purchase warrants were outstanding. Each whole warrant may be exercised at a price of US$0.80 per share in the first year and $1 per share for the second year.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

6.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2006 and 2005, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain (loss) on sale of subsidiary’s shares as follows:

	2006	2005
	$	$
Loss due to reduction of investment account	–	(43,221)
Gain due to ownership of new assets resulting from REGi shares issued	331,949	426,351
Net gain to the Company due to REGI share issue	331,949	383,130

7.	INCOME TAXES

The potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As at April 30, 2006, the Company has non-capital losses carried forward totalling US$6,213,000 for U.S. tax purposes and $1,585,000 for Canadian tax purposes, which expire starting in 2013 and 2006, respectively. The Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the year ended April 30, 2006 and 2005 is as follows:

	Canada	United States
Statutory federal income tax rate	35.14%	35%
Effect of valuation allowance	(35.14%)	(35%)
Effective income tax rate	–	–

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005
Future income tax assets
Intangible assets	$148,000	$155,000
Property and equipment	66,000	69,000
Non-capital loss carry forwards	3,049,000	2,948,000
Total gross future income tax assets	3,263,000	3,172,000
Valuation allowance	(3,263,000)	(3,172,000)
Net future income tax asset	$–	$–

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

7.	INCOME TAXES (Continued)

The Company and Rand Energy Group Inc. have combined Canadian income tax losses of approximately $2,032,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

2006	$268,000
2007	70,000
2008	361,000
2009	138,000
2010	190,000
2014	145,000
2015	212,000
2016	648,000
$2,032,000

The Company’s U.S. subsidiary, REGI, has U.S. income tax losses of US$6,735,000, which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2013	23,000	2020	429,000
2014	393,000	2021	518,000
2015	1,007,000	2022	181,000
2016	792,000	2023	72,000
2017	521,000	2024	297,000
2018	605,000	2025	705,000
2019	417,000	2026	775,000

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

8.	RELATED PARTY TRANSACTIONS

[a]

At April 30, 2006, the Company is indebted to related parties for an aggregate of $46,681 (2005 - $164,267). The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

The Company entered into an agreement with a professional law firm (the “Law Firm”) in which a partner of the firm is an officer and director of the Company. The Company agreed to pay a cash fee equal to 5% of any financings with parties introduced to the Company by the Law Firm. The Company also agreed to pay an equity fee equal to 5% of the equity issued by the Company to parties introduced by the Law Firm, in the form of options, warrants or common stock. During the year, fees in the aggregate of $15,475 (2005 - $8,727) for legal services have been paid to the Law Firm.

[c]	During the year ended April 30, 2006, rent of $11,375 (2005 - $11,225) was paid to a company having common officers and directors.

[d]	During the year ended April 30, 2006, project management fees of $65,616 (2005 - $22,500) were paid to a company having common officers and directors.

[e]

Administrative fees, public relations expenses, management fees and directors’ fees were paid to the officers, directors and companies controlled by officers and directors totalling $163,788 for services rendered.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

[f]

On June 14, 2005, REGI entered into a consulting agreement with Clearvision Inc. (the “Consulting Agreement”) for the provision of MediaBlitz!® campaign services to REGI, in consideration for 500,000 shares of REGI’s common stock at an agreed value of $0.70, which represented the market value of the stock at the closing date. These shares were provided to Clearvision by an affiliate, JGR Petroleum Inc. (“JGR”), a private company controlled by the president of the Company. JGR then received a cash reimbursement of $350,000 in respect of this transaction.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company, REGI and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		[iii]	1% net profit royalty will be payable to a director on all U.S.-based sales.

[b]

During the year ended April 30, 2006, the Company entered into a consulting agreement for the provision of consulting services from February 15, 2006 to May 31, 2006 in consideration for $4,500 upon the signing of the agreement (paid), $4,000 payable 30 days after the signing of the agreement (paid), and $4,000 payable 60 days after the signing of the agreement (payable).

10.	SUBSEQUENT EVENTS

	[a]	Subsequent to April 30, 2006, the Company issued 18,750 shares of common stock upon the exercise of options for cash proceeds of $5,625.

	[b]	Subsequent to April 30, 2006, REGI:

		[i]	issued 35,250 shares of common stock upon the exercise of options for cash proceeds of $7,250.

		[ii]	issued 30,000 shares of common stock upon the exercise of warrants at $0.80 per share for cash proceeds of $24,000.

		[iii]	granted 25,000 stock options to a consultant exercisable at $2.09 per share until June 29, 2011.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

11.	PRIOR PERIOD ADJUSTMENT

In prior periods, unremunerated services provided by directors and officers of REGI were recognized in the subsidiary’s records as required by U.S. GAAP. This treatment differs from that required by Canadian GAAP whereby such transactions are not recognized. This difference was erroneously not eliminated when the subsidiary’s accounts were consolidated in accordance with Canadian GAAP.

	April 30	April 30
	2006	2005
	$	$

Deficit, ending balance (as previously stated)	(11,561,401)	(11,285,743)

Adjustment:
To reverse previously recognized donated services	–	757,740

Deficit, ending balance (as restated)	(11,561,401)	(10,528,003)

12.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”)

	[a]	Development costs

Development costs, under Canadian GAAP, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off. Under US GAAP, development costs must be expensed as incurred. The Company has written off all development costs capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for development costs as at April 30, 2006 and 2005.

	[b]	Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian GAAP. Under US GAAP, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred. The Company has written off all intangible assets capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for intangible assets as at April 30, 2006 and 2005

	[c]	Non-controlling interest

All development costs and intangible assets with the exception of $1 relating to mineral resource properties (see Note 3) defined under Canadian GAAP were written off during the year. Non- controlling interest was drawn down to zero at April 30, 2005.

	[d]	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[k]). Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. Beginning the first interim or annual reporting period that after December 15, 2005, companies were required to record stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the year ended April 30, 2006.

	[e]	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company, as donated capital. Under Canadian GAAP, no amount is recognized.

Reg Technologies Inc.
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2006 and 2005
(expressed in Canadian dollars)

12.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (continued)

	[f]	The net income (loss) for the year ended April 30, 2006, 2005 and 2004 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2006	2005	2004
	$	$	$
Net income (loss), as determined under
Canadian GAAP	(1,033,398)	(5,441,027)	297,783
Stock-based compensation	–	–	(3,500)
Foreign exchange translation	–	(82,913)	(165,111)
Donated capital	(178,080)	(190,455)	(276,647)
Non-controlling interest	–	(3,288,560)	(307,440)
Gain on sale of subsidiaries’ shares	–	104,894	229,395
Gain on issue of subsidiaries’ shares	–	43,221	197,505
Impairment loss on development costs	–	8,545,323	–
Impairment loss on intangible assets	–	20,449	–
Development costs written-off	–	(151,939)	(197,020)
Net income (loss), as determined under U.S.
GAAP	(1,211,478)	(441,007)	(225,035)
Deficit accumulated during the development
stage, as determined under U.S. GAAP
- Beginning of year	(12,039,046)	(11,598,039)	(11,373,004)
- End of year	(13,250,524)	(12,039,046)	(11,598,039)
Loss per share, weighted average basis
(excluding escrowed shares)	(0.05)	(0.02)	(0.01)

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2006 and 2005 are as follows:

	2006	2005
	$	$

Donated capital, as determined in Canada	–	757,740
Adjustment:
To reverse previously recognized donated services	–	(757,740)
Donated capital, as determined in Canada (restated)	–	–
Donated services	935,820	757,740
Increase to donated capital, as determined in the U.S.	935,820	757,740
Deficit, ending balance, as determined in Canada (as previously stated)	11,561,401	11,285,743
Adjustment:
To reverse previously recognized donated services	–	(757,740)
Deficit, ending balance, as determined in Canada (as restated)	11,561,401	10,528,003
Deficit, as determined in the U.S.	13,250,524	12,039,046
Net increase to deficit, as determined in the U.S.	1,689,123	1,511,043

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: October 30, 2006	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director