Form 20-F
period 2007-04-30
REG TECHNOLOGIES INC
filed 2007-10-31
CIK 925541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -

 For the fiscal year ended April 30, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-24342

REG TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
Common Stock, no par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 23,942,759

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports
pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]   No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]   No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange
Act. (Check one):

Large accelerated filer [   ]        Accelerated filer [   ]        Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined
in Rule 12b-2 of the Exchange Act.): Yes [   ]   No [X]

BUSINESS OF REG TECHNOLOGIES.

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $519,698 in the year ended April 30, 2007 (2006 - $1,033,398 ; 2005 -$5,441,027). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

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

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2007 and 2006, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2007 and 2006 have been audited by Smythe Ratcliffe. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 13 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2007, US$1.00 was equal to approximately C$1.1068. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada and reconciliation of the data to U.S. GAAP and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2007	2006	2005 (Restated)	2004 (Restated)	2003
CANADIAN GAAP
Net Revenues	-	-	-	-	-
Income (loss) from continuing operations	(1,868,901)	(1,835,048)	(9,465,971)	(610,728)	(63,869)
Net income (loss)	(519,698)	(1,033,398)	(5,441,027)	297,783	(63,869)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per share	(0.02)	(0.04)	(0.25)	-	-
Income (loss) from discontinued operations per share	-	-	-	-	-
Total assets	424,876	500,056	191,586	210,882	210,477
Net assets	340,924	375,207	(95,686)	(57,331)	(583,285)
Working Capital (deficit)	328,193	375,207	(108,186)	(57,331)	(541,562)
Shareholders’ Equity (deficit)	-	-	-	-	-
Capital stock (excluding long term debt and redeemable preferred stock)	11,356,689	11,343,564	11,051,096	11,011,046	10,467,921
Number of shares as adjusted to reflect changes in capital	23,942,759	23,899,009	22,252,970	22,101,470	17,078,371
Cash Dividends per common share	-	-	-	-	-

U.S GAAP (2)
Net Loss (1)	(690,398)	(1,211,478)	(441,007)	(225,035)	(63,869)
Loss Per Share	(0.03)	(0.05)	(0.02)	(0.01)	-
Shareholders’ Equity (Deficit)	(13,940,922)	(13,250,524)	(12,039,046)	(11,598,039)	(11,428,504)
Total Assets	424,876	500,056	191,586	210,882	210,477
Long-Term Debt	-	-	-	-	-
Capital Stock	11,356,689	11,343,564	11,051,096	11,011,046	10,467,921

(1) Cumulative Net Loss since incorporation through April 30, 2007 under US GAAP was $14,000,000 approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.1068 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2007. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On October 15, 2007, the Noon Buying Rate was CDN$ 1.058 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
April	2007	1.1583	1.1068
May	2007	1.1136	1.0701
June	2007	1.0727	1.0579
July	2007	1.0689	1.0372
August	2007	1.0868	1.0462
September	2007	1.0546	0.9959

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	April 30
2007	1.1375	1.0989/1.1852	1.1068
2006	1.1863	1.1203 / 1.2703	1.1203
2005	1.2702	1.1775/1.397	1.2568
2004	1.344	1.269/1.4221	1.3711
2003	1.5388	1.4336/1.5963	1.4663

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

We have reported losses in each year since its inception. At April 30, 2007, we had an accumulated deficit of ($12,081,099) in accordance with Canadian. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2007 and 24,160,181 are outstanding as at October 12, 2007. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9, Canada. Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

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

On May 23, 1986 we entered an agreement which was amended October 20, 1986 ("Initial Agreements") among ourselves, Rand Cam-Engine Corp (a private company owned by James L. McCann, the inventor of the Rand Cam Engine) and James L. McCann. Under this agreement we acquired a 40% interest in a company to be formed, by paying $50,000 and agreeing to expend $200,000 on research and development pertaining to the Rand Cam Engine, which utilizes a new type of design for a rotary internal combustion engine.

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

Under an agreement dated April 27, 1993, between ourselves, REGI, Rand Cam-Engine Corporation and James L. McCann (the "Agreement"), Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of REGI, representing a further 11% interest in REGI. In consideration for a controlling interest in REGI, we agreed to pay Rand Cam-Engine Corporation $50,000, issue 600,000 shares of our Common Stock (the "Purchase Price") and grant a participating royalty to a maximum amount of $10,000,000, ("Participating Royalty"). The Participating Royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") is 12% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2007, a total of 26,919,208 were issued of which 2,849,416 are owned by Rand Energy Group Inc. In 1993 Sky completed an offering of 500,000 units consisting of one share of the Common Stock with no par value and one Warrant to purchase one share of Sky. Each Warrant entitled the holder to purchase one share of Sky at $1.25 until August 24, 1994 and then at a price of $1.50 during the following 12 month period, or extension thereof.

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (a Canadian subsidiary 51% owned by the Company) which controls REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2007 Rand Energy Group Inc. owes Reg Technologies $1,961,533 which will be fully repaid prior to royalty obligations due as discussed in Note 9(a) and prior to dividends being paid to the owners of Rand Energy Group Inc.

Pursuant to an agreement dated July 30, 1992 and amendments thereto between Brian Cherry, Sky and ourselves (the "Cherry Agreement"), we acquired and then assigned to Sky the U.S. technology rights to the Rand Cam/Direct Charge Rotary Engine (the "Rand Cam/Direct Charge Rotary Engine") from Brian Cherry. REGI will retain a 5% interest in the net profits from the United States rights. In consideration, Mr. Cherry received, subject to regulatory approval, 100,000 shares of the Company, and a 1% net profits interest in REGI U.S. Brian Cherry purchased 300,000 shares of Sky/REGI at US $0.01.

REGI is controlled through irrevocable voting trusts with other affiliated companies giving the Company the ability to control 50% of the voting shares of REGI US, Inc.

Our stock currently trades on the OTC BB under the symbol REGRF.OB and on the TSX Venture Exchange as RRE.V.

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

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications. To date, we have, through our subsidiary REGI US, completed several license agreements.

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

On January 24, 2006 we announced the completion of several continuous successful combustion tests at 245 RPM on the new version of the Rand Cam™ engine. Several spin tests were conducted initially up to 800 RPM on the new modified version of the Rand Cam™ engine. An insignificant amount of wear on the engine was confirmed during the months of December 2005, and January 2006.

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

Ceramic Rand CamTM Engine

In February, 2004 we announced that a REGI licensee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licensee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

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

On June 20, 2006, the final modifications for the 125 H.P. version of the RadMax™ engine were completed by Ebco Industries. The assembling of the 125 H.P. engine has commenced and testing is planned for mid September. The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system. Biodiesel and ethanol blended fuels will also be utilized in a series of tests.

In October, 2006 a preliminary series of tests had been successfully completed on the 125 H.P. RadMax™ engine. The main objectives of these tests were to eliminate oil leaks from entering the combustion chamber, and to reduce compression losses. Based on several important modifications and tests over the last 90 days on the 125 H.P. RadMax™ engine, the RadMax™ is ready for the next advanced stage of completing the activities required for an operating engine.

On January 3, 2007, we announced that we had successfully completed a statement of work agreement with an engineering, prototyping, and manufacturing services company to complete a working model RadMax™ pump.

The Phase I program is to design, demonstrate, and deliver a prototype RadMax™ pump within 16 weeks. The goal for the work program is to complete a pump suitable for supporting demonstration to potential customers and to prove that the RadMax™ pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution, which means that a production unit could be half the size and weight of any competitive unit.

The Phase II program will be to design and demonstrate a working model RadMax™ compressor to prove the same efficiency as the RadMax™ pump, which will be half the size and weight of any competitive centrifugal compressor.

On January 30, 2007 we announced the following RadMax™ product development status:

  RadMax™ 125 hp engine design is currently being evaluated through computer modeling to determine mechanical, rotational and thermal stress; analysis contact forces; and engine resonant frequencies.

  42 horsepower RadMax™ engine and compressor prototypes designed and concept tested.

  RadMax™125 hp engine and pump prototypes designed and concept currently in testing stage.

  RadMax™ 125 hp engine design is currently being scaled to produce other sizes of the engine.

Next testing steps include:

•	Construction of demonstration prototypes of RadMax™ pump and compressor configurations.

•	Computer tests using advanced software for tests of RadMax™ 125 hp engine to determine and document:

	o	Validation of computer modeling

	o	Engine durability and performance benchmarks

	o	Engine seals performance

	o	Engine materials performance and material selection for durability

  o   Auxiliary engine systems (fuel, cooling, electrical, etc.) requirements.

  After completion of computer analysis, build working model prototype of RadMax™ engines for end users and potential licensees.

On March 14, 2007, we announced RadMax™ product development status:

  RadMax®125 hp prototype pump fabrication complete. Assembly and testing underway.

  RadMax®125 hp prototype radial shaft seals have been integrated to eliminate leakage between rotors and cams.

  RadMax® engine design is currently being scaled to produce other sizes of the engine, including smaller, air-cooled versions up to 10 horsepower for UAV applications.

Our next testing steps include:

  Performance measurements of prototypes of RadMax™ pump

  Validation of radial shaft seals performance for pump and compressor

  Pump durability and performance benchmarking

In July we completed the pump testing and announced the following product development:

  Performance measurements of prototype of RadMax® pump completed.

  Axial Vane Positive Displacement Pump efficiency validated greater than 80%.

  Proprietary RadMax® radial shaft seals have been qualified for all low temperature applications (pumps, compressors).

  Validated ability to run dry, self-prime, and re-acquire prime.

  Measured suction to exceed 20 feet, lift (head) more than 80 feet.

  RadMax® 10-inch diameter prototype compressor fabrication is underway.

  Proprietary material will coat internal surfaces to facilitate safe run-dry operation.

  RadMax® Compressor includes many components common to RadMax® Pump, which reduces production unit cost.

  RadMax® Compressor designed for any gaseous use (air, refrigerant, carbon dioxide, etc.)

Planned testing steps include:

  Performance measurements of prototype RadMax® compressor

  Validation of seals performance for compressor environment

  Compressor durability and performance benchmarking including volume per revolution, compression ratio, and temperature increase due to compression.

Our RadMax® technology compressors are one of the most efficient designed and are an important part of our business model. Validation of prototype design specifications, during this test period, will allow us to quickly move forward to negotiate potential revenue opportunities related to global refrigeration, air conditioning, industrial processes, and portable compressor applications.

Rand Cam™ Generator and Fuel Cell Technology

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

The Company entered into a Distributors Agreement dated June 29, 2005, with ANUVU Incorporated. REGI U.S. has an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. We paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of REGI U.S. During the year ended April 30, 2006, REGI assigned the distribution rights to us and recovered $200,000 of research and development expenses.

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

Our current objective is to complete and test the various compressor, pump and engine prototypes. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

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

Pursuant to the letter of understanding dated December 13, 1993, among us, RAND, REGI U.S. and West Virginia University Research Corporation (WVURC), WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the Original Engine and the RC/DC Engine.

Material Effects of Government Regulation

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

D.        PROPERTY, PLANT AND EQUIPMENT

We own no properties. We currently utilize office space which we lease in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year. The monthly rent for our portion of this office space is $1,500.00, as we sublease to several related companies. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 13 to the consolidated financial statements for a reconciliation to U.S. GAAP.

A.        OPERATING RESULTS

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine").

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues and we have a working capital deficit. We have undergone mounting losses to date totaling $12,081,099 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $328,193. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

Continuing Operations

Fiscal Year Ended April 30, 2007 compared to Fiscal year Ended April 30, 2006

Results of Operations

Results of operations was a net loss of $519,698 ($0.02 per share) for 2007 as compared to net loss of $1,033,398 ($0.04 per share) for 2006.

No revenues from the sale or licensing of any technology were realized in 2007 or 2006.

In 2007, the Company recognized a gain of $147,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $620,000 which resulted in a disposition of 0.99% of its ownership in this subsidiary. General and administrative expenses increased by $310,000 to $1,884,000 in 2007 from $1,574,000 in 2006. This increase is mainly a result of increases in wages of $110,000 as well as increases in professional fees of $141,000 to $251,000 in 2007 from $118,000 in 2006. Advertising increased by $71,000 to $124,000 in 2007 as compared to $53,000 in 2006. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

In 2006, the Company recognized a gain of $331,949 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $1,278,000, which resulted in a deemed disposition of 2.3% of its ownership in the subsidiary.

The Company issued 43,750 common shares for $13,125 cash during the year.

Fiscal Year Ended April 30, 2006 compared to Fiscal year Ended April 30, 2005

Results of Operations

Results of operations was a net loss of $1,033,000 ($0.04 per share) for 2006 as compared to net loss of $5,441,000 ($0.25 per share) for 2005.

No revenues from the sale or licensing of any technology were realized in 2006 or 2005.

In 2006, the Company recognized a gain of $332,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $1,278,000 which resulted in a disposition of 2.3% of its ownership in this subsidiary. General and administrative expenses increased by $902,000 to $1,574,000 in 2006 from $672,000 in 2005. This increase is a result of increases in investor relations/consulting and management and directors’ fees of $329,000 as well as increases in office, rent, automobile, professional fees, stock based compensation, transfer agent fees, travel and wages of $282,000 to $603,000 in 2006 from $321,000 in 2005. During 2006, the Company expensed $144,000 of research and development expenses as they were incurred to general and administrative expense compared to $Nil in 2005. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356. In 2005, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with current generally accepted accounting principles, due to the uncertainty about future cash flows from the technology.

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

Fiscal Year Ended April 30, 2005 compared to Fiscal year Ended April 30, 2004

Results of Operations

Results of operations was a net loss of $5,441,000 ($0.25 per share) for 2005 as compared to net loss of $60,000 ($0.01 per share) for 2004.

No revenues from the sale or licensing of any technology were realized in 2005 or 2004.

In 2005, the Company recognized a gain of $383,000 as a result of its subsidiary issuing shares outside the consolidated group for cash proceeds of $4422,000 which resulted in a gained disposition of 9.4% of its ownership in this subsidiary. General and administrative expenses decreased by $25,000 to $862,000 in 2005 from $897,000 in 2004. This decrease is a result of decreases in investor relations/consulting and management and directors’ fees of $137,000 which was primarily offset by increases in office, rent, professional fees, stock based compensation, transfer agent fees, travel and wages of $107,000 to $321,000 in 2005 from $207,000 in 2004. In 2005, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with current generally accepted accounting principles, due to the uncertainty about future cash flows from the technology.

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

B.        LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2007 and 24,160,181are outstanding as at October 12, 2007. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

The directors of the Company adopted the Reg Technologies Inc. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 6, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $3,286,800 at October 12, 2007. During the fiscal year ended April 30, 2007 REGI U.S., Inc. raised US$120,000 pursuant to a private placement of 120,000 units. The Units were issued at a purchase price of US$1 per Unit for cash proceeds of US$116,496, net of issue costs of US$3,504. Each Unit consisted of one share common stock of the Company and one warrant. Each warrant may be exercised to enable the investor to purchase one additional share of Common Stock at US$1.50 within five years of the date of issuance to the purchaser.

During 2007, we financed our operations mainly through proceeds of $13,125 from the exercise of 43,750 stock options.

During the year ended April 30, 2007, 43,750 stock options were exercised, no stock options expired or were cancelled and no stock options were granted. As at April 30, 2007 we had 1,125,000 stock options outstanding at exercise prices ranging from $0.14 per share to $0.30 per share with expiry dates ranging September 18, 2008 to October 20, 2010. If exercised, the 1,125,000 stock options would increase our available cash by $306,000. The number of shares exercisable as at the date of this 20-F, pursuant to the vesting schedule of the Company’s stock option plan, is 300,000 shares which could increase our available cash by $81,125. Please refer to Note 4(c) of our financial statements.

Contributed surplus was $850,733 as at April 30, 2007 (2006 - $553,067). The increase of $297,666 represents stock-based compensation and amortization of deferred compensation recorded by REGI in the fiscal year ended April 30, 2007. The fair value of the outstanding options, compensation options and broker’s warrants granted was calculated using the Black-Scholes method of valuation. We do not have any long-term debt or other obligations.

As at April 30, 2006 we had 1,168,750 stock options outstanding ranging from an exercise price $0.14 per share to $0.30 per share with expiry dates ranging September 18, 2008 to October 20, 2010.

During fiscal 2006, 768,750 stock options were exercised for proceeds of $80,625, and 727,289 warrants were exercised for proceeds of $181,843 We do not have any long-term debt or other obligations.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. We anticipate that our cash requirements for the fiscal year ending April 30, 2008 will remain consistent with those for the fiscal year ended April 30, 2007.

The audited financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Fiscal Year Ended April 30, 2007 compared to Fiscal year Ended April 30, 2006

During the fiscal year ended April 30, 2007, we financed our operations and received $720,000 by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $122,000. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing capital stock for $553,000;
(iii)	receiving subscriptions for $289,000;

During the fiscal ended April 30, 2007, we used cash in the amount of $1,468,000 on operating activities as compared to $1,544,000 for the same period last year through:

(i)	payment of consulting services for $153,000;
(ii)	payment of advertising expenses for $472.000;
(iii)	payment for research and development for $207,000;
(iv)	payment of management and directors fees for $41,000;
(v)	payment of professional fees for $259,000;
(vi)	payment of transfer agent and filing fees for $34,000;
(vii)	payment of travel and promotion for $118,000;
(viii)	payment of wages and benefits for $134,000;
(ix)	payment of other general and administrative expenses for $50,000

During the fiscal year ended April 30, 2007, we received $607,000 cash from investing activities by:

(i)	receiving proceeds from sale of subsidiary’s shares for $621,000:
(ii)	Purchasing office equipment for $14,000.

Our cash position has decreased to $294,463.

Fiscal Year Ended April 30, 2006 compared to Fiscal year Ended April 30, 2005

During the fiscal year ended April 30, 2006, we financed our operations and received $1,430,000 by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $114,626. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing capital stock for $262,468;
(iii)	receiving subscriptions for $4,452;
(iv)	receiving proceeds from issuing of subsidiary’s capital stock for $1,278,188;

During the fiscal ended April 30, 2006, we used cash in the amount of $1,544,000 on operating activities as compared to $628,000 for the same period last year through:

(i)	payment of consulting services and investor relations for $936,000;
(ii)	payment of management and directors fees for $44,000;
(iii)	payment of professional fees for $118,000;
(iv)	payment of transfer agent and filing fees for $21,000;
(v)	payment of travel and promotion for $80,000;
(vi)	payment of wages and benefits for $18,000;
(vii)	payment of other general and administrative expenses for $327,000

During the fiscal year ended April 30, 2006, we received $391,000 cash from investing activities by:

(iii)	receiving proceeds from sale of subsidiary’s shares for $391,000.

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

Financings

We have financed our operations through funds raised in loans, private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

				Amount
Fiscal Year	Nature of Share Issuance		Number of Shares	(Cdn $)

Fiscal 2007	Stock option exercised	A	43,750	13,125

Fiscal 2006 N/A

A. The following is a summary of the options exercised during fiscal 2007:

  On February 20, 2007 an option holder exercised 6,250 options ($0.30).

  On November 16, 2006 an option holder exercised 12,500 options ( $0.30)

  On October 24, 2006 an option holder exercised 6,250 options ($0.30)

  On July 18, 2006 an option holder exercised 6,250 options ($0.30).

  On June 21, 2006 an option holder exercised 12,500 options ($0.30)

Capital Expenditures

Fiscal Year

Fiscal 2006	$Nil (1)

Fiscal 2007	$14,144(1)

(1) This expenditure related to the purchase of property and equipment

US GAAP Reconciliation

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2007, 2006 and 2005.

We have adopted the fair value based approach to Stock-Based Compensation under the provisions of CICA 3870 and SFAS No. 123R. The method of adoption applied by us is permissible under both Canadian and US standards.

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

During the last two fiscal years, excluding foreign exchange adjustment, we spent $349,000 on research and development. During the last year, the majority of the costs were paid directly toward the building of the 42 horsepower prototypes by Radian Milparts and by Advanced Ceramics for the 10 horsepower ceramic engine for unmanned aerial applied uses.

D.        TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2007.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes all of the outstanding obligations of the Company’s continuing operations by the year that they become due. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Year	Expenditure Commitment	Number of Shares

(1)	2005	$ -	-
(1)	2006	$ -	-
(1)Rental lease	2007	$14,869.79	-

(1) Refer to note 10 to the financial statements

G.        Safe Harbor

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with developing and testing an engine; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

As of April 30, 2007, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2007.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2007	1982
Jennifer Lorette *	Director	Annual Shareholders Meeting for fiscal 2007	2001
James Vandeberg *	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2007	2003
Susanne Robertson *	Director	Annual Shareholders meeting for fiscal 2007	1984

* Indicates member of the Issuer's audit committee.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C. Since October 1984, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S.

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

Jennifer Lorette, Richmond, B.C. - Since April 1994, Ms. Lorette has been Vice President of Administration for Reg Technologies, Inc., and became a director in 2000. Ms. Lorette is a director of Linux Gold Corp., a British Columbia company traded on the OTC BB, and has held several positions with it since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded which is inactive. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Energy, Inc. since February 1995. Since November 1997 Ms. Lorette has been Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange involved in gold, diamond, and oil and gas exploration. She also became a director in February 2001. Ms. Lorette is a citizen and resident of Canada.

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

James L. Vandeberg, Sammamish, WA Mr. Vandeberg has been a director of the Company and its Chief Financial Officer since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation which is traded on the Pink Sheets. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serves at the discretion of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgement, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years April 30, 2007, April 30, 2006 and April 30, 2005 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Granted under (1) Options/SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2007 2006 2005	6,000 (4) 12,000 (4) 12,000 (4)	Nil Nil Nil	30,000 (3) 30,000 (3) 30,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette Director	2007 2006 2005	12,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.
(4)	A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2007. Mr. Robertson was paid $12,000 in each of fiscal 2006 and 2005.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of April 30, 2007	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Directors who are not Named Executive Officers	Nil	nil% (1)	$n/a(1)	N/a	$n/a	N/a

(1) During the fiscal year ended April 30, 2007 no stock options were granted.

Compensation of Executive Officers and Directors

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses) paid for services rendered during the fiscal year ended April 30, 2007, and any compensation other than bonuses earned during the fiscal year ended April 30, 2007 (the payment of which was deferred) paid to our executive officers and directors by the Company and its subsidiaries for services rendered during the fiscal year ended April 30, 2007 was $48,000. Other than as herein set forth, the Company did not pay any additional compensation to our executive officers and directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees). There was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended April 30, 2007.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2007, 2006 and 2005.

A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2007, and $12,000 in each of fiscal 2006 and 2005.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2007 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2007, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation was included in the Information Circular for our 2007 annual general meeting, which is scheduled to be held on October 11, 2007.

During the fiscal year ended April 30, 2007, no new stock options were granted, no stock options were exercised and no stock options expired pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 1,125,000. Of the total amount:

  100,000 are exercisable at $0.30 per share expiring September 18, 2008;
  250,000 are exercisable at $0.19 per share expiring March 4, 2009; and
  25,000 are exercisable at $0.14 per share expiring April 8, 2009
  750,000 are exercisable at $0.30 per share expiring October 20, 2010.

Aggregated Stock Options Exercises in Fiscal 2007
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Value of Unexercised In-
the-Money Options at
	Number of		Number of Unexercised	Fiscal Year-End
	Shares Acquired	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	on Exercise	Realized	Exercisable/Unexercisable	Unexercisable (*)

John G. Robertson, President and Director	N/A	N/A	750,000 / Nil	$562,500 / N/A

Jennifer Lorette, Director	N/A	N/A	75,000 / Nil	$56,250 / N/A

Susanne Robertson, Director	N/A	N/A	250,000 / Nil	$187,500 / N/A

James Vandeberg, Director, Chief Financial Officer	N/A	N/A	37,500 / Nil	$28,125 / $N/A

* The closing price of the Company’s shares on the TSX Venture Exchange on April 30, 2007 was $0.75.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
John Robertson	750,000	$0.30	October 20, 2010
Jennifer Lorette	50,000	$0.30	September 18, 2008
	25,000	$0.14	April 8, 2009
Susanne Robertson	250,000	$0.19	March 4, 2009
James Vandeberg	37,500	$0.30	September 18, 2008
TOTAL HELD AS A GROUP:	1,112,500

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Arnie Winrob	12,500	$0.30	September 18, 2008
TOTAL:	12,500

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

D.        EMPLOYEES

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified personnel, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

As of April 30, 2007, we did not have any employees; five part-time contractors were employed. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at October 15, 2007:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	2,697,699	11.16%
Jennifer Lorette (3)	33,400	*
Susanne Robertson (4)	4,728,228	19.57%
James Vandeberg (5)	25,000	*

(1)	As at October 15, 2007 there were 24,160,181issued and outstanding common shares.
(2)

Includes 1,188,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 187,500 stock options which represents the exercisable portion of the 750,000 stock options currently outstanding and in-the-money.

(3)	Includes 25,000 stock options which represents the exercisable portion of the 75,000 stock options currently outstanding and in-the-money.
(4)	SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,069,753 common shares representing 16.8% of our outstanding common shares. This amount also includes 62,500 stock options which represents the exercisable portion of the 250,000 stock options currently outstanding and in-the-money.

(5)	Includes 12,500 stock options which represents the exercisable portion of the 37,500 stock options currently outstanding and in-the-money.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to “ – Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At April 30, 2007, we are aware of two shareholders who own 5% or greater of the voting shares of the Company.

Susanne Robertson, our director, owns or controls 4,665,728 of our issued and outstanding common shares. Of these, 595,975 common shares are held directly and the balance of 4,069,753 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson. Mrs. Robertson does not have any different voting rights.

John Robertson, our President and a director, owns or controls 2,510,199 of our issued and outstanding common shares. Of these 1,321,669 are held directly; and 1,188,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

On September 28, 2007, our shareholders list showed 24, 160,184 common shares outstanding with 477 registered shareholders. The direct and indirect holding by depository institutions and other financial institutions is estimated as 59 holders of record resident in Canada, holding an aggregate of 12,326,505 common shares; 415 holders of record resident in the United States, holding an aggregate of 11,825,376 common shares; and 3 holders of record resident elsewhere holding an aggregate of 8,300 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of the Company.

B.        RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2007, 2006 and 2005.

A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2007, and $12,000 in each of fiscal 2006 and 2005.

We had related party advances outstanding of $nil at the April 2007 year-end, compared to $46,681 at the end of our previous fiscal year, and we also had related party advances owed to the Company of $58,420 at the end of April 2007 year end, compared to $nil at the end of the previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

During the fiscal year ended April 30, 2007 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2007 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 9 of the financial statements for the years ended April 30, 2007 and 2006.

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

		TSX Venture		OTC BB*
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
				High-Bid*	Low-Bid*
2005
	1st Quarter ended July 31/04	0.265	0.13	0.14	0.06
	2nd Quarter ended October 31/04	0.295	0.185	0.19	0.12
	3rd Quarter ended January 31/05	1.01	0.185	1.06	0.15
	4th Quarter ended April 30/05	0.80	0.34	0.60	0.26
2006
	1st Quarter ended July 31/05	0.50	0.355	0.401	0.26
	2nd Quarter ended October 31/05	0.49	0.33	0.361	0.29
	3rd Quarter ended January 31/06	0.43	0.25	0.36	0.20
	4th Quarter ended April 30/06	0.86	0.245	0.75	0.20
2007
	1st Quarter ended July 31/06	0.90	0.52	0.79	0.25
	2nd Quarter ended October 31/06	0.80	0.38	0.671	0.31
	3rd Quarter ended January 31/07	0.71	0.50	0.56	0.40
	4th Quarter ended April 30/07	0.75	0.42	0.66	0.30

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

The following table shows the high and low closing prices of our stock traded on the TSX and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	Cdn. $	Cdn. $	U.S. $	U.S. $
			High-Bid*	Low-Bid*
Month (2007)
April	0.75	0.455	0.66	0.36
May	0.76	0.62	0.66	0.37
June	0.68	0.50	0.60	0.37
July	0.63	0.50	0.58	0.45
August	0.59	0.43	0.50	0.40
September	0.27	0.135	0.51	0.40

* prices on the OTC BB are in U.S. dollars.

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2007 and 24,160,181are outstanding as at October 12, 2007. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia). Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”) , which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on September 13, 2004.

Concurrent with the completion of the Transition, we were required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into our Notice of Articles, which replaced the existing Memorandum . The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force). The Pre-Existing Company Provisions provide our company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in our Articles.

We filed our Notice of Articles with the Registrar of Companies which contains basic information relating to the Company, including our name, the particulars of the directors and the authorized capital. This was a mandatory requirement for transition to the BCA.

On October 27, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution that the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia); and delete and replace our Articles in their entirety and no longer apply to Linux Gold Corp.

The New Articles, among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions.

Our Incorporation Number is BC0255438. Our Articles do not restrict the nature of the business that may be carried on by the Company.

C.        MATERIAL CONTRACTS

The Company entered into a Distributors Agreement dated June 29, 2005, with ANUVU Incorporated with an option to acquire exclusive rights to distribute the ANUVU Fuel Cell technology for Canada and Europe. We paid $200,000 to exercise a portion of the option agreement and acquire the Canadian rights on behalf of the Company. During the year ended April 30, 2006, REGI U.S., Inc. assigned the distribution rights to us and recovered $200,000 of research and development expenses.

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

E.        TAXATION.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Reg Technologies Inc. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this Annual Report for the years ended April 30, 2007, 2006, and 2005 were audited by Smythe Ratcliffe LLP, Chartered Accountant as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

I.        SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") is a 12.0% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 8.1 outlining our subsidiary structure.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations. In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48,

“Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations. We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.        USE OF PROCEEDS.

Not applicable

ITEM 15.        CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President, and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Extension of Compliance Date for Management’s Report on Internal Control Over Financial Reporting

The Company is a non-accelerated filer as defined in Rule 12b-2 of the Act. On September 21, 2005, the Securities and Exchange Commission extended the compliance dates for non-accelerated filers concerning the provisions of Exchange Act Rule 13a-15(d) or 15d-15(d), whichever applies, requiring an evaluation of changes to internal control over financial reporting requirements with respect to the company’s first periodic report due after the first annual report that must include management’s report on internal control over financial reporting. A company that is a non-accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2007. In addition, the compliance period was extended to the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. The extended compliance dates also apply to the amendments of Exchange Act Rules 13a-15(a) and 15d-15(a) relating to the maintenance of internal control over financial reporting.

Under the internal control reporting provisions of the Act, Management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 15T.      CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.        [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2007, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Smythe Ratcliffe LLP, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 60 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.      CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2007.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2007	2006
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	27,500	13,375

(b) Audit-Related Fees	-	-

(c) Tax Fees		-

(d) All Other Fees	-	-

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

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 13 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

ITEM 18.        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.        EXHIBITS

(a) The following consolidated financial statements, together with the report of Smythe Ratcliffe for fiscal 2007 and 2006, and Manning, Elliott for fiscal 2005, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index to Consolidated Financial Statements
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)

4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam- Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter- related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)

4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999

(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002
(9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
(10)	Exhibits filed herewith.

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements

April 30, 2007 and 2006

TO THE DIRECTORS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 17, 2007

Comments by Auditor for U.S Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 17, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 17, 2007

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets [Note 1]
As at April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006
	$	$
ASSETS
Current Assets
Cash and cash equivalents	294,463	427,777
GST and interest receivable	11,329	5,074
Prepaid expenses	47,933	67,205
Due from related parties [Note 9]	58,420	–
Total Current Assets	412,145	500,056
Intangible Assets [Note 3]	–	–
Property and Equipment [Note 7]	12,731	–
Total Assets	424,876	500,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	83,952	78,168
Due to related parties [Note 9]	–	46,681
Total Liabilities	83,952	124,849

Shareholders’ Equity
Share Capital [Note 4]	11,356,689	11,343,564
Subscriptions received	289,307	–
Contributed Surplus	850,733	553,067
Foreign Currency Translation Adjustments	(74,706)	39,977
Deficit	(12,081,099)	(11,561,401)
	340,924	375,207
	424,876	500,056

Commitments [Notes 10 and 11]
Subsequent Events [Note 12]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
			(Restated)
Operating Expenses
Foreign exchange	(23,130)	15,609	8,229
General and administrative	1,884,471	1,574,083	672,000
Impairment loss on development costs	–	–	8,545,324
Impairment loss on intangible assets [Note 3]	–	245,356	221,830
Mineral property maintenance costs	7,560	–	18,588
Operating Loss	(1,868,901)	(1,835,048)	(9,465,971)
Other Income
Gain on sale of subsidiary’s shares	616,974	385,853	345,124
Gain on issue by subsidiary of its own shares
outside the consolidated group [Note 6)	147,414	331,949	383,130
Interest	14,414	428	8,130
Non-controlling interest	570,401	83,420	3,288,560
Net Loss for the Year	(519,698)	(1,033,398)	(5,441,027)
Deficit - Beginning of Year	(11,561,401)	(10,528,003)	(5,086,976)
Deficit - End of Year	(12,081,099)	(11,561,401)	(10,528,003)

Basic Loss Per Share	(0.02)	(0.04)	(0.25)

Weighted Average Number of Common Shares
Outstanding	23,831,000	23,404,000	22,178,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
			(Restated)
Operating Activities
Net loss	(519,698)	(1,033,398)	(5,441,027)
Items not involving cash
Accounts payable written-off	–	(87,209)	41
Stock-based compensation	296,528	129,830	105,262
Non-controlling interest	(570,401)	(83,420)	(3,288,560)
Gain on issue by subsidiary of its own shares	(147,414)	(331,949)	(383,130)
Shares issued for services	54,055	–	–
Amortization of deferred compensation	1,138	14,246	–
Impairment loss on intangible assets	–	245,356	221,830
Impairment loss on development costs	–	–	8,531,357
Amortization	1,413	–	–
Gain on sale of subsidiary’s shares	(616,974)	(385,853)	(345,124)
Changes in non-cash working capital items
Amounts receivable	(6,256)	(1,883)	3,281
Prepaid expenses	33,852	(50,961)	(21,664)
Accounts payable and accrued liabilities	6,000	41,636	(10,561)
Net Cash Used In Operating Activities	(1,467,757)	(1,543,605)	(628,295)

Financing Activities
Shares issued	13,125	262,468	73,478
Shares issued by subsidiary	539,810	–	–
Repayments to related parties	(122,112)	(114,626)	26,401
Proceeds from subsidiary’s shares issued	–	1,278,188	422,269
Subscriptions received	289,307	–	–
Subscriptions received by subsidiary	–	4,452	–

Net Cash Provided by Financing Activities	720,130	1,430,482	522,148

Investing Activities

Proceeds on sale of subsidiary’s shares	621,526	390,653	450,536
Development costs	–	–	(139,723)
Patent protection costs	–	–	(29,008)
Purchase of property and equipment	(14,144)	–	–
Net Cash Provided by Investing Activities	607,382	390,653	281,805

Effect of Exchange Rate Changes on Cash	6,931	(16,487)	(15,513)

Increase (Decrease) in Cash and Cash Equivalents	(133,314)	261,043	160,145

Cash and Cash Equivalents - Beginning of Year	427,777	166,734	6,589
Cash and Cash Equivalents - End of Year	294,463	427,777	166,734

Non-Cash Investing and Financing Activities
Shares of subsidiary issued for services	–	–	31,618
Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.3 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U. S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations. The Company plans to raise additional capital through debt and/or equity financings mainly through the Company’s subsidiary, REGI, which has an equity line of credit whereby the investor agreed to purchase up to $10,000,000 of REGI’s common stock. (See Note 5 (f)).

2.	SIGNIFICANT ACCOUNTING POLICIES

	[a]	Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc.(“Rand”), which owns a 12% interest in REGI, a U.S. public company listed on the OTC Bulletin Board in the United States. REGI continues to be considered a controlled subsidiary for consolidation purposes by way of control through the annually renewable voting trusts agreement, with other affiliated companies, which expires on August 31. This trust agreement gives the Company 50% control of the voting shares of REGI. The agreement can be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. The Company can sell, through a registered broker, up to 224,000 shares of REGI, being 1% of the issued shares, during any 90-day period.

All inter-company accounts and transactions have been eliminated.

	[b]	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations, useful life and recoverability of long-lived assets, accrued liabilities, stock-based compensation and future deferred income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[c]	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountant (‘CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

	[d]	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	[e]	Intangible assets

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

	[f]	Property and equipment

Property and equipment consists of office furniture and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

	[g]	Development costs

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

	[h]	Long-lived assets

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[i]	Foreign currency translation

		[i]	Translation of foreign currency transactions and balances

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

	[j]	Financial instruments

		[i]	Fair values

The fair values of cash and cash equivalents, amounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties approximate their carrying values due to their short-term maturity.

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

	[k]	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect of future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

	[l]	Share issue costs

Costs of issuing shares are offset against the related share proceeds.

	[m]	Stock-based compensation plans

The Company follows the recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense. All stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 2004 are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value previously recorded is transferred from contributed surplus to share capital.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

[n] Loss per share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year, taking into account escrowed shares. The Company uses the treasury method for calculating diluted earning per share. Stock options and warrants are dilutive when average market price of the common shares during the period exceeds the exercise price of the options and warrants. However, diluted loss per share has not been presented as the effects of potential issuance of shares under options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share, are the same.

3.	INTANGIBLE ASSETS

During the year ended April 30, 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

4.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of
1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2005	22,620,392	11,124,581
Issued during the year:
Pursuant to the exercise of stock options	768,750	80,625
Pursuant to the exercise of warrants	727,289	181,843
Balance, April 30, 2006	24,116,431	11,387,049
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, April 30, 2006	23,899,009	11,343,564

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2006	24,116,431	11,387,049
Issued during the year:
Pursuant to the exercise of stock options	43,750	13,125
Balance, April 30, 2007	24,160,181	11,400,174
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, April 30, 2007	23,942,759	11,356,689

[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[b]	Treasury shares

At April 30, 2007, Rand owns 217,422 (2006 – 217,422) shares of the Company.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
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

On October 20, 2005, the Company granted 750,000 stock options to an officer exercisable at $0.30 per share, up to October 20, 2010. During the year ended April 30, 2007, the Company charged stock-based compensation of $Nil (2006 - $61,173) to operations for the vested fair value of these stock options. These options have the following vesting schedule:

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

The following table summarizes activity under the Plan for the years ended April 30, 2006 and 2007:

		Weighted
		average
	Number	exercise price
	of shares	$
Outstanding, April 30, 2005	1,187,500	0.15
Granted	750,000	0.30
Exercised	(768,750)	0.10
Outstanding, April 30, 2006	1,168,750	0.27
Exercised	(43,750)	0.30
Outstanding, April 30, 2007	1,125,000	0.27

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

4.	SHARE CAPITAL (Continued)

[c] Stock options (Continued)

Additional information regarding options outstanding at April 30, 2007 and 2006 is as follows:

	Exercise
	Price
Expiry Date		$2007	2006

September 18, 2008	0.30	100,000	143,750
March 4, 2009	0.19	250,000	250,000
April 8, 2009	0.14	25,000	25,000
October 20, 2010	0.30	750,000	750,000

Options outstanding		1,125,000	1,168,750

Options exercisable		300,000	606,250

Weighted average price for options exercisable		$0.27	$0.25

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model and the weighted average fair value of stock options granted during the year ended April 30, 2007 was $Nil (2006 - $0.326) .

The assumptions used in the option pricing model were as follows:

	Year Ended	Year Ended
	April 30,	April 30,
	2007	2006

Expected dividend yield	N/A	0%
Risk-free interest rate	N/A	4.21%
Expected volatility	N/A	231%
Expected option life (in years)	N/A	3.0

5.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the years ended April 30, 2006 and 2007:

	Number of	Amount
Common shares issued:	shares	US$

Balance, April 30, 2005	23,720,725	5,838,841
Stock issued for cash pursuant to:
Options exercised	212,000	53,313
Warrants exercised	406,400	142,240
Private placement	1,500,000	881,088

Balance, April 30, 2006	25,839,125	6,915,482
Shares issued for services	29,000	60,000
Stock issued for cash pursuant to:
Options exercised	662,250	143,938
Warrants exercised	268,833	217,666
Private placement	120,000	116,496
Warrants issued for financing (cash-less)	–	(1,561,406)
Balance, April 30, 2007	26,919,208	5,892,176

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

5.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC. (Continued)

	[a]	At April 30, 2007, the Company owned 3,320,000 (2006 – 3,320,000) shares.

	[b]	At April 30, 2007, Rand owned 2,849,416 (2006 – 3,205,986) shares. The Company owns 51% of Rand.

	[c]	A total of 1,888,500 shares are reserved for the exercise of stock options, exercisable at a weighted average price of $1.12 per share with a weighted average remaining life of 4.12 years.

[d]

During the year ended April 30, 2007, REGI issued 120,000 units at $1 per unit for proceeds of $116,496, net of commissions of $3,504, pursuant to a private placement. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of $1.50 per share for a period of five years.

	[e]	As at April 30, 2007, 2,733,167 share purchase warrants were outstanding. 2,613,167 warrants may be exercised at a price of $1 per share, and 120,000 may be exercised at a price of $1.50 per share.

[f]

On November 17, 2006, REGI entered into a Securities Purchase Agreement (“equity line of credit”), whereby an investor agreed to purchase up to $10,000,000 of REGI’s common stock over a term of 36 months at REGI’s discretion. Each purchase will be for a minimum of $150,000 and up to a maximum of the lessor of $750,000, or 200% of the average weighted volume for REGI’s common stock for the 20 trading days prior to the date of purchase. Each purchase will be at a 15% discount to the market price of REGI’s common stock over the 10 trading days prior to the purchase.

In connection with the equity line of credit, REGI issued to the investor a warrant (“Investor warrant”) to purchase 1,000,000 shares of REGI’s common stock at $1.30 per share (the “Exercise Price”) for five years, and to an agent a warrant (”Placement warrant”) to purchase 640,000 shares of REGI’s common stock at $1.30 per share for five years. If REGI fails to register the shares issuable upon the exercise of the Investor or Placement warrant, the holder is entitled to exercise the warrant and receive, for no consideration, a certificate equal to the number of shares obtained by subtracting the Exercise Price of the warrant for the volume weighted average price on the trading day immediately preceding the date of such election and multiplying that amount by the number of shares issuable upon the exercise of the warrant.

REGI filed an SB-2 Registration Statement with the United States Securities and Exchange Commission that was declared effective February 9, 2007, to register shares of common stock potentially issuable under this equity line of credit (6,160,000 shares) and the related warrants (1,640,000 shares).

Pursuant to the agreement, if REGI issues any common stock, or rights to acquire common stock at a price less than the Exercise Price, the Exercise Price will be adjusted to the lower price. In addition, the number of shares issuable will be increased such that the aggregate exercise price after adjustment is equal to the aggregate exercise price prior to adjustment.

Subsequent to the issuance of the warrants, REGI completed an equity financing at $1 per share. The issuance of REGI’s common shares lowered the Exercise Price of the Investor warrants to $1 and increased the number of shares issuable upon exercise of the warrants to 2,132,000 shares, of which 13,000 have been exercised. REGI recognized the change in fair value of the warrants of $222,681 as share issuance costs.

6.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2007 and 2006, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of subsidiary’s shares as follows:

	2007	2006
	$	$
Gain due to ownership of new assets resulting from REGI shares issued	147,414	331,949

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

7.	PROPERTY AND EQUIPMENT

			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	5,295	677	4,618	–
Office furniture and equipment	8,849	736	8,113	–
	14,144	1,413	12,731	–

8.	INCOME TAXES

The potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As at April 30, 2007, the Company has non-capital losses carried forward totalling US$7,745,000 for U.S. tax purposes and $1,881,000 for Canadian tax purposes, which expire starting in 2013 and 2007, respectively. The Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2007 and 2006 is as follows:

	Canada		United States
Statutory federal income tax rate	34.12%		35%
Effect of valuation allowance	(34.12%	)	(35%	)
Effective income tax rate	–		–

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2007	2006
Future income tax assets (Canadian Dollars)
Intangible assets	$144,000	$148,000
Property and equipment	70,000	66,000
Non-capital loss carry forwards	642,000	692,000
Total gross future income tax assets	856,000	906,000
Valuation allowance	(856,000)	(906,000)
Net future income tax asset	$–	$–
Future income tax assets (U.S. Dollars)
Non-capital loss carry forwards	$2,711,000	$2,357,000
Total gross future income tax assets	2,711,000	2,357,000
Valuation allowance	(2,711,000)	(2,357,000)
Net future income tax asset	$–	$–

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

8.	INCOME TAXES (Continued)

The Company and Rand have combined Canadian income tax losses of approximately $1,881,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

2007	$49,000
2008	182,000
2009	138,000
2010	190,000
2014	145,000
2015	212,000
2026	648,000
2027	317,000
$1,881,000

The Company’s U.S. subsidiary, REGI, has U.S. income tax losses of US$7,745,000, which are available to reduce U.S. taxable income of future years. The losses expire as follows:

	US$		US$
2013	24,000	2021	519,000
2014	394,000	2022	182,000
2015	1,008,000	2023	72,000
2016	793,000	2024	297,000
2017	522,000	2025	705,000
2018	606,000	2026	775,000
2019	417,000	2027	1,002,000
2020	429,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

9.	RELATED PARTY TRANSACTIONS

[a]

At April 30, 2007, the Company is indebted to related parties for an aggregate of $Nil (2006 - $46,681), and the Company is owed by related parties for an aggregate of $58,420 (2006 - $Nil). The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

During the year, fees in the aggregate of $134,193 (2006 - $15,475) for legal services have been paid to a professional law firm (the “Law Firm”) in which a partner of the firm is an officer and director of the Company.

	[c]	During the year ended April 30, 2007, rent of $14,840 (2006 – $11,375) was paid to two companies having common officers and directors.

	[d]	During the year ended April 30, 2007, project management fees of $34,140 (2006 - $65,616) were paid to a company having common officers and directors.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

[e]

During the year ended April 30, 2007, administrative fees, wages and benefits, public relations expenses, advertising expenses, secretarial services, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $185,706 (2006 - $163,788) for services rendered.

	[f]	During the year ended April 30, 2007, a director of the Company exercised 37,500 REGI stock options for cash proceeds of US$7,500.

	[g]	During the year ended April 30, 2007, a Company controlled by the President of the Company exercised 30,000 REGI share purchase warrants for cash proceeds of US$24,000.

	[h]	During the year ended April 30, 2007, a Company controlled by the President of the Company purchased 40,000 REGI units pursuant to a private placement for cash proceeds of US$40,000.

	[i]	During the year ended April 30, 2007, the President of the Company exercised 570,000 REGI stock options for cash proceeds of US$114,000.

	[j]	During the year ended April 30, 2007, a Company controlled by the spouse of the President of the Company exercised 25,000 REGI share purchase warrants for cash proceeds of US$20,000.

	[k]	During the year ended April 30, 2007, the spouse of the President of the Company exercised 100,000 REGI share purchase warrants for cash proceeds of US$80,000.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

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

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii] 1% net profit royalty will be payable to a director on all U.S.-based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year.

11.	COMMITMENTS OF REGI US, INC. (IN US DOLLARS)

[a]

On September 15, 2006, the Company entered into a Public Relations Agreement with an advertising company for the provision of investor relations services from September 15, 2006 to September 14, 2007 in consideration for $78,000 to be paid monthly. As at April 30, 2007, $32,500 had been paid and $3,250 accrued.

[b]

On July 14, 2006, the Company entered into a Financial Advisory Agreement with a consulting company for the provision of consulting services from July 14, 2006 to July 14, 2007 in consideration for $10,000 upon the signing of the agreement (paid), shares with a fair value of $60,000 (issued) and $5,000 per month for ten months. As at April 30, 2007, the pro-rata portion of $37,500 has been recorded in accounts payable and will be paid once the investor begins to purchase the Company’s stock pursuant to the Securities Purchase Agreement.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

11.	COMMITMENTS OF REGI US, INC. (Continued)

[c]

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

12.	SUBSEQUENT EVENTS

Subsequent to April 30, 2007, REGI US, Inc. had the following transactions in U.S. dollars:

	[a]	Approved the increase of the authorized share capital of the Company to 100,000,000 shares from 50,000,000.

	[b]	Issued 13,500 common shares upon the exercise of options for cash proceeds of $3,375.

	[c]	Issued 60,000 common shares upon the exercise of warrants at $1 per share for cash proceeds of $60,000.

	[d]	Issued 12,500 common shares upon the exercise of warrants at $0.80 per share for cash proceeds of $10,000.

	[e]	Issued 3,000 common shares upon the exercise of options at $1.30 per share for cash proceeds of $3,900.

	[f]	Extended 75,000 options set to expire on May 10, 2007 to May 10, 2009.

13.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”)

	[a]	Development costs

Development costs, under Canadian GAAP, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off. Under US GAAP, development costs must be expensed as incurred. The Company has written off all development costs capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for development costs as at April 30, 2007 and 2006.

	[b]	Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian GAAP. Under US GAAP, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred. The Company has written off all intangible assets capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for intangible assets as at April 30, 2007 and 2006.

	[c]	Non-controlling interest

All development costs and intangible assets (see Note 3) defined under Canadian GAAP were written off during 2006. Non-controlling interest was drawn down to zero at April 30, 2005.

	[d]	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[k]). Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. Beginning the first interim or annual reporting period after December 15, 2005, companies were required to record stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the year ended April 30, 2007.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended April 30, 2007 and 2006
(Expressed in Canadian dollars)

13.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

	[e]	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company, as donated capital. Under Canadian GAAP, no amount is recognized.

	[f]	The net loss for the years ended April 30, 2007, 2006 and 2005 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2007	2006	2005
	$	$	$
			(Restated)
Net income (loss), as determined under
Canadian GAAP	(519,698)	(1,033,398)	(5,441,027)
Stock-based compensation	–	–	–
Foreign exchange translation	–	–	(82,913)
Donated SERVICES	(170,700)	(178,080)	(190,455)
Non-controlling interest	–	–	(3,288,560)
Gain on sale of subsidiaries’ shares	–	–	104,894
Gain on issue of subsidiaries’ shares	–	–	43,221
Impairment loss on development costs	–	–	8,545,324
Impairment loss on intangible assets	–	–	20,448
Development costs written-off	–	–	(151,939)

Net loss, as determined under U.S. GAAP	(690,398)	(1,211,478)	(441,007)

Deficit accumulated during the development
stage, as determined under U.S. GAAP
- Beginning of year	(13,250,524)	(12,039,046)	(11,598,039)
- End of year	(13,940,922)	(13,250,524)	(12,039,046)

Loss per share, weighted average basis
(excluding escrowed shares)	(0.03)	(0.05)	(0.02)

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2007 and 2006 are as follows:

	2007	2006
	$	$

Donated capital, as determined in Canada	–	–
Donated services	1,106,520	935,820
Increase to donated capital, as determined in the U.S.	1,106,520	935,820
Deficit, ending balance, as determined in Canada	12,081,099	11,561,401
Deficit, as determined in the U.S.	13,940,922	13,250,524
Net increase to deficit, as determined in the U.S.	1,859,823	1,689,123

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: October 29, 2007	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director