Form 20-F
period 2008-04-30
REG TECHNOLOGIES INC
filed 2008-11-14
CIK 925541

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -
For the fiscal year ended April 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: N/A

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission File Number 0-24342

Reg Technologies Inc.
(Exact name of Registrant as specified in its charter) (Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

John Robertson, President
240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
Phone: 604-278-5996 Fax 604-278-3409
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at April 30, 2008
Common Shares, no par value	23,942,759

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes [ X ] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ ] International Financial Reporting Standards as issued	[ X ] Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. X Item 18. __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No X

BUSINESS OF REG TECHNOLOGIES.

The Company is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps also referred to herein as the RadMax™ technology (“RandCam™” or “RadMax™” or the “Technology”). Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $480,145 in the year ended April 30, 2008 (2007 -$641,453 (restated); 2006 -$263,594 (restated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

Reg Technologies, Inc., (hereinafter referred to as the "Company”, or “we”, “it”, “our” or such other context as may be applicable), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks; uncertainties and risks related to carrying on business in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. All forward-looking statements speak only as of the date on which they are made. We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. We advise you to carefully review the reports and documents we file from time to time with the Securities and Exchange Commission (the “SEC”), particularly our Annual Reports on Form 20-F and our Current Reports on Form 6-K.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2008 and 2007, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended April 30, 2008 and 2007 have been audited by Smythe Ratcliffe. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 15 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2008, US$1.00 was equal to approximately C$1.0092. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada and reconciliation of the data to U.S. GAAP and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2008	2007 (restated)	2006 (restated)	2005	2004
CANADIAN GAAP
Net Revenues		-	-	-	-
Income (loss) from continuing operations	(1,763,967)	(1,888,213)	(1,892,299)	(9,465,971)	(610,728)
Net income (loss)	(480,145)	(641,453)	(263,594)	(5,441,027)	297,783
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per share	(0.02)	(0.03)	(0.01)	(0.25)	-
Total assets	151,296	424,876	500,056	191,586	210,882
Net assets	106,707	51,617	375,207	(95,686)	(57,331)
Working Capital (deficit)	96,508	38,886	375,207	(108,186)	(57,331)
Shareholders’ Equity (deficit)	-	-	-	-	-
Capital stock (excluding long term debt and redeemable preferred stock)	11,356,689	11,356,689	11,343,564	11,051,096	11,011,046
Number of shares as adjusted to reflect changes in capital	23,942,759	23,942,759	23,899,009	22,252,970	22,101,470
Cash Dividends per common share	-	-	-	-	-

U.S GAAP (2)	2008	2007 (restated)	2006 (restated)	2005	2004
Net Loss (1)	(633,585)	(812,153)	(441,674)	(441,007)	(225,035)
Loss Per Share	(0.03)	(0.03)	(0.02)	(0.02)	(0.01)
Shareholders’ Equity (Deficit)	(14,696,263)	(14,062,678)	(13,250,525)	(12,039,046)	(11,598,039)
Total Assets	151,296	424,876	500,056	191,586	210,882
Long-Term Debt	-	-	-	-	-
Capital Stock	11,356,689	11,356,689	11,343,564	11,051,096	11,011,046

(1) Cumulative Net Loss since incorporation through April 30, 2008 under US GAAP was $14,700,000 approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

Reference is made to "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.0092 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2008. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On October 14, 2008, the Noon Buying Rate was CDN$ 1.1599 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
April	2008	1.0268	1.0021
May	2008	1.0187	0.984
June	2008	1.0282	1.0011
July	2008	1.0261	1.0015
August	2008	1.0677	1.0251
September	2008	1.0697	1.0597

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (US$)	Low/High (US$)	April 30 (US$)
2008	1.0226	0.9168 / 1.1136	1.0092
2007	1.1375	1.0989 / 1.1852	1.1068
2006	1.1863	1.1203 / 1.2703	1.1203
2005	1.2702	1.1775 / 1.397	1.2568
2004	1.344	1.269 / 1.4221	1.3711

B.	CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

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

RISK FACTORS RELATED TO OUR BUSINESS AND OPERATIONS

We are a development stage enterprise.

We are a development stage enterprise and are subject to all of the attendant business risks associated with a development stage enterprise, including constraints on financial and personnel resources, lack of established credit facilities, and uncertainties regarding product development and future revenues. We will continue to be subject to all the risks attendant to a development stage enterprise for the foreseeable future, including competition, complications and setbacks in the development program, and the need for additional capital.

We have reported losses in each year since its inception. At April 30, 2008, we had an accumulated deficit of ($13,274,814) in accordance with Canadian. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

We have no assurance that we will be able to develop a commercially feasible product.

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

We will require additional financing and we may not be able to secure the financing necessary to continue our development and operations.

There is no assurance that we will be able to secure the financing necessary to continue our development and operations. Our expectations as to the amount of funds needed for development and the timing of the need for these funds is based on our current operating plan, which can change as a result of many factors, and we could require additional funding sooner than anticipated. Our cash needs may vary materially from those now planned because of results of development or changes in the focus and direction of our development program, competitive and technological advances, results of laboratory and field testing, requirements of regulatory agencies and other factors.

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

We expect to incur significant losses for the foreseeable future.

We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

We have no assurance that our products will receive market acceptance.

Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RC/DC Engine which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine.

We have not conducted a formal market survey.

We have not conducted a formal market survey but statistics available on the aircraft, marine and industrial markets alone indicate an annual market potential of more than one hundred million dollars.

Our officers lack of experience to manufacture or market our products.

Assuming we are successful in developing the Rand Cam products, we presently have no proven ability either to manufacture or market the engine. There is no assurance that we will be able to profitably manufacture and market engines.

Our auditors have indicated that our losses raise substantial doubt about our ability to continue a going concern.

The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a "going concern" qualification, indicating that our losses and deficits in working capital and shareholders' equity raise substantial doubt about our ability to continue as a going concern. See " Operating and Financial Review and Prospects” and Notes to Financial Statements.

We are dependent upon certain members of our staff, the loss of which could adversely affect our business.

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

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Lorette, and Mr. Vandeberg are directors and/or officers of both REGI U.S., Inc. and IAS Energy, Inc., each a public company which trades on the OTC BB. Additionally, Mr. Robertson and Ms. Lorette are directors/officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with the Company. Mr. Robertson is a director and officer of SMR Investments Ltd. which holds approximately 15.7% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

We are dependant upon consultants and outside manufacturing facilities.

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

Our business may suffer if we are unable to adequately protect our intellectual property.

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

Our engines and planned applications may contain product errors which could adversely affect our operations.

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

Our competition possesses greater technical resources and market recognition than us and there is no assurance that we will be able to compete effectively with these companies.

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

Market prices for our products may decline in the future which would have a material adverse effect on our business, financial condition and results of operations.

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

Our success may be dependent on the timing of new product introductions and lack of market acceptance for our new products.

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

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and the TSX Venture Exchange and those markets are extremely volatile.

There is only a limited public market for our common shares on the OTC Bulletin Board and the TSX Venture Exchange, and there is a risk that a broader or more active public trading market for our common shares will never develop, or be sustained, or that current trading levels will not be sustained.

The market price for our common shares on the OTC Bulletin Board and the TSX Venture Exchange has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less than $5.00 .

Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends.

We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

We may be affected by other factors which may have an adverse effect on our business.

Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were originally incorporated on October 6, 1982 as Reg Resources Corp. under a perpetual charter pursuant to the British Columbia Company Act by registration of our Memorandum and Articles. On February 23, 1993 we changed our name to Reg Technologies Inc. in order to better reflect our main area of business development. We did not consolidate our shares at the time our name was changed.

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2008 and 25,475,349 are outstanding as at October 15, 2008. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

The new company was formed and incorporated in British Columbia in November 1989, as Rand Energy Group Inc., which company would hold all the rights, agreements and patents to the Rand Cam Engine. We acquired 1,200,000 of the issued and outstanding shares of Rand Energy Group Inc. while Rand Cam-Engine Corp. acquired 1,800,000 of the issued and outstanding shares.

The Initial Agreements were superseded by an "Energy Group Acquisition Agreement" dated March 28, 1990 and a "Share Purchase Agreement" dated March 28, 1990 whereby James L. McCann and Rand Cam- Engine Corp. agreed to transfer all rights, title and interest in and to the Rand Cam Engine to Rand Energy Group Inc. for 1,800,000 common shares of Rand Energy Group Inc. in consideration for certain covenants and warranties along with the $250,000 expended in accordance with the Initial Agreements. We were allotted 1,200,000 common shares of Rand Energy Group Inc.

These agreements resulted in us owning 40% of the issued and outstanding shares of Rand Technologies Inc., with the balance of 60% being owned by Rand Cam-Engine Corp. Pursuant to an amalgamation agreement between the shareholders of Rand Technologies Inc. and Rand Energy Group Inc., the two companies were amalgamated effective July 31, 1993. The amalgamated company is called Rand Energy Group Inc. and retains the same ownership structure.

Under an agreement dated April 27, 1993, between ourselves, Rand Energy Group, Rand Cam-Engine Corp. and James L. McCann (the "Agreement"), Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of Rand Energy Group Inc., representing a further 11% interest in Rand Energy Group Inc. In consideration for a controlling interest in Rand Energy Group Inc., we agreed to pay Rand Cam-Engine Corporation $50,000 (paid), issue 600,000 shares (expired) of our Common Stock (the "Purchase Price") and grant a participating royalty to a maximum amount of $10,000,000, ("Participating Royalty"). The Participating Royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

Pursuant to an agreement with Brian Cherry ("Cherry Agreement") dated July 30, 1992 , Rand Energy Group Inc. was assigned all rights, title and interest in the Direct Charge Rotary Engine for all countries excluding the United States of America. Also under the Cherry Agreement, REGI U.S. was assigned from Brian Cherry all right, title and interest in and to the Rand Cam/Direct Charge Rotary Engine for the United States. Pursuant to a letter of understanding between the Company, REGI U.S., Inc. and Rand Energy Group Inc. (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology. A 1% net profit royalty will be payable to Brian Cherry on all U.S. based sales.

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 7 of the Notes to the Consolidated Financial Statements), controlled by Rand Energy Group Inc., a privately held British Columbia corporation ("Rand Energy") which holds approximately 9% of the common shares of REGI U.S. Rand Energy Group Inc. is controlled 51% by Reg Technologies Inc. Reg Technologies holds approximately 12% of the common shares of REGI U.S. REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2008, a total of 27,926,824 shares of common stock of REGI U.S. were issued and outstanding of which 2,532,816 are owned by Rand Energy Group Inc.

Reg Technologies Inc. and REGI U.S., Inc. are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (our Canadian subsidiary 51% owned by the Company) which holds a 9% interest in REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at As at April 30, 2008 Rand Energy Group Inc. owes Reg Technologies $1,898,357 (2007 - $1,961,533) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

Our stock trades on the OTC BB under the symbol REGRF.OB and on the TSX Venture Exchange as RRE.V.

B.	BUSINESS OVERVIEW

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by the Company while the US marketing rights are held by REGI U.S., Inc.. A United States patent was issued for the RC/DC Engine on July 4, 1995, and assigned to us. Since no marketable product has yet been developed, we have not received any revenues from operations.

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

Our strategy is to develop products for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. We have tested the Technology for interested customers who want a license agreement. To date, REGI U.S. has granted an option for a license for certain applications for a Fortune 100 company who is evaluating the “RadMax: design and is currently assisting in the development and testing at no cost to the Company.

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

Compressor

In 2001, we contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing was conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses. A special 3.2 SCFM air compressor was designed and built for a large fuel cell customer. The customer reviewed the design and its comments were incorporated and final drawings were prepared.

In January 2004, testing commenced on the working prototype compressor. Based on the successful completion of the development and successful testing of a working prototype of the Bus Compressor, Trans Air shall have the exclusive right and shall use its reasonable efforts to market, merchandise, sell and exploit the Bus Compressor within the markets or geographical areas in which Trans Air, in its sole option and discretion, believes such efforts would be appropriate.

A license agreement for compressor applications has not been finalized.

RadMax™ Rand Cam™ Technology

In February 2004 we announced that a REGI licensee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licensee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

On February 14, 2006 the 125 H.P. RadMax™ engine was received by REGI from Radian Milparts and was tested by the Company’s rotary engine specialist. The 125 H.P. RadMax™ engine is the improved version of the 42 H.P. RadMax™ engine, which focused on eliminating leak paths and was designed for maintainability.

During 2006, the final modifications, which were successfully implemented on the 42 H.P Rand Cam™, for the 125 H.P. version of the RadMax™ engine were completed by Ebco Industries. The 125 H.P. engine was assembled and tested. The testing consisted of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system. Biodiesel and ethanol blended fuels will also be utilized in a series of tests.

Further tests lead to several important modifications which eliminated oil leaks from entering the combustion chamber, and reduced compression losses.

In January 2007, we completed a statement of work agreement with an engineering, prototyping, and manufacturing services company to complete a working model RadMax™ pump.

The Phase I program was to design, demonstrate, and deliver a prototype RadMax™ pump within 16 weeks. The goal for the work program was to complete a pump suitable for supporting demonstration to potential customers and to prove that the RadMax™ pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution, which means that a production unit could be half the size and weight of any competitive unit.

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

Next testing steps include:

Construction of demonstration prototypes of RadMax™ pump and compressor configurations.

Computer tests using advanced software for tests of RadMax™ 125 hp engine to determine and document:

Validation of computer modeling

Engine durability and performance benchmarks

Engine seals performance

Engine materials performance and material selection for durability

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

Our next testing steps included:

  Performance measurements of prototypes of RadMax™ pump

  Validation of radial shaft seals performance for pump and compressor

  Pump durability and performance benchmarking

In July 2007 we completed the pump testing and announced the following product development:

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

On October 18, 2007, we announced the completion of the prototype, proof-of-concept pump. This pump is suitable for supporting demonstration to potential customers. It proves performance that a RadMax™ Pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution. This means that a production unit could have identical performance with half the size and weight of any competitive unit. Reduction of weight is a significant performance parameter for all equipment, directly translating into reduction of energy requirements.

Working with a customer's specifications, a production pump would include definition of performance goals, which translate into size, weight, materials, fluid to be pumped, etc. A production pump would require the design and development of production tooling for lower cost castings (aluminum, steel, other), or injection molded polymer devices.

Our completed efforts for the prototype RadMax™ Pump include the following metrics and results:

Size: 10-inch diameter
Weight: 140 pounds (estimated)
Material: All steel
Fluid: Any oil or water
Priming: Self-priming
Metrics: Volume per revolution, lift, head
Pressure: 500 psi (maximum)
Op Range: 0° C (32° F) to 100° C (212° F)
Speed: Up to 5000 RPM

We exhibited our RadMax™ technology at the SAE (Society of Automotive Engineers) Commercial Vehicle Engineering Congress & Exhibition, in Chicago, IL, from October 30 to November 1, 2007. We displayed the latest RadMax™ prototype hardware and discussed product development and marketing plans for RadMax™ technology devices. The SAE Commercial Vehicle Engineering Congress and Exhibition is a global assembly of both on and off-road vehicle customers, engineers, supply managers and executives that allows for the exchange of cutting edge technological information, high-profile networking and enhance understanding concerning the issues and challenges facing the commercial vehicle industry. The event was also held in conjunction with the Powertrain & Fluid Systems Conference, a gathering of powerplant design engineers and engine fluid experts.

In March 2008, we completed the RadMax® Pump performance testing at our alpha test site. In recent tests measuring discharge volumes and pressures, the Pump was operated at varying speeds at the Cleveland machine shop facilities. Most notable, a recent breakthrough technology insertion promises to eliminate virtually all noise and internal pump friction and internal leakage, allowing the pump to achieve even greater efficiencies. Laboratory tests to date show no wear or damage.

In addition to establishing baseline performance characteristics, the prototype “next generation” RadMax® pump incorporated the latest design enhancements and tested new prototype seal and materials configurations being considered for use in compressor and engine tests to be commenced in the next phase this year. Future tests will continue to focus on durability, alternative materials and design improvement matters that are applicable to the whole family of RadMax® devices.

Discussions are continuing with interested RadMax® pump, compressor and engine licensees with the next step to build and test custom RadMax® pumps/engine applications to customer specifications.

Subsequent to the year ended April 30, 2008, on May 14, 2008 REGI U.S., Inc. entered into an agreement with a Fortune 1000 company (“evaluation company”) to evaluate the RadMax® technology. The agreement covers the evaluation of RadMax® technology by the evaluation company to determine if the RadMax® technology meets the evaluation company’s requirements for certain commercial and military market applications.

REGI U.S. granted the evaluation company an option for a period of 90 days after the completion of the evaluation period to execute a Letter of Intent to exclusively license our Rotary Engine IP on reasonable commercial terms for certain commercial and military markets. REGI U.S. also granted the evaluation company the option, for a period of 12 months after the completion of the evaluation period, to execute a Letter of Intent to non-exclusively license our Rotary Engine IP on reasonable commercial terms for certain commercial and military markets.

On June 23, 2008 we announced that based on a recent independent engineering assessment, the RadMax® diesel engine will use 20% less fuel than a gasoline engine, and 50% less fuel than a turboprop jet engine. The engineering assessment, performed by an independent company to evaluate the RadMax® technology, states “The RadMax® Diesel Engine Specific Fuel Consumption (SFC) will be less than 0.4 lb/hp/hr.”

The SFC is a useful parameter for engine comparisons. The SFC is the fuel flow rate per unit power (P) output, expressed as: SFC = mf / P. To calculate the mass flow (mf), the mass of fuel is required. As an example, for gasoline, 1 litre = 740 g (and 1 US gal = 6.17 lb). Typical average values of SFC for spark ignition, gasoline reciprocating piston engines are 305 g/kW/h = 227 g/hp/h = 0.5 lb/hp/hr. For a turboprop engine, the typical value is 0.8 lb/hp/hr.

From these calculations, the RadMax® diesel engine uses 20% less fuel than a gasoline (petrol) engine (0.4 vs. 0.5), and half of a turboprop jet engine (0.4 vs 0.8) .

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

In May 2006, ANUVU commenced production and building of the fuel cell components. Delivery to Reg Tech was scheduled to begin upon successful training and export approvals. Due to financial problems, ANUVU reneged on the agreement.

Corporate

On July 28, 2008 we announced that an independent research firm, Emerging Issuer Growth Report, and its writer Ana Pastorfide, prepared a research report for REGI U.S., Inc. and Reg Technologies, Inc. on the RadMax® rotary engine. An interview of John Robertson, our President and CEO can also be viewed on www.emergingissuer.com.

On September 25, 2008, Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology, was appointed as a new member of Reg Technologies Inc.’s board of directors. Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies. This includes: airborne radar for fixed and rotary wing aircraft, shipboard-submarine-and torpedo sonar, and line-of-sight, meteor burst, and satellite communications systems. His commercial experience includes designing and implementing the user interface and software for medical imaging and diagnostic systems. Prior, he was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

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

Royalty Payments

The August 1992 Agreement calls for us to pay Rand Energy Group Inc. semi-annually a royalty of 5% of any net profits to be derived by us from revenues received as a result of its license of the Original Engine. The August 1992 Agreement also calls for us to pay Brian Cherry a royalty of 1% semi-annually any net profits derived by us from revenue received as a result of our licensing the Original Engine.

Other provisions of the April 1993 Agreement call for is (a) to pay to Rand Energy Group Inc. a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived by us from the Technology.

Pursuant to the letter of understanding dated December 13, 1993, among us, Rand Energy Group Inc., REGI U.S. and West Virginia University Research Corporation (WVURC), WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the Original Engine and the RC/DC Engine.

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

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 7 of the Notes to the Consolidated Financial Statements), a 9% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS.OB. Refer to Exhibit 8.1 outlining our subsidiary structure.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no properties. We currently utilize office space which we lease in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. On June 15, 2006, the Company entered into an agreement to lease office premises from a related public company. The monthly rent for our portion of this office space is $1,100.00. In addition, we lease a research and development facility in a commercial business park building also located in Richmond. The lease is for a period of three years with an annual rent of $16,994 per annum. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

Plan of Operations

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F, We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

Source of Funds for Fiscal 2008/2009

Our primary source of funds since incorporation has been through the issuance of equity securities.

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

Use of Funds for Fiscal 2008/2009

We anticipate that our cash requirements for the fiscal year ending April 30, 2009 will remain consistent with those for the fiscal year ended April 30, 2008.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F, We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 15 to the consolidated financial statements for a reconciliation to U.S. GAAP.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam/Direct Charge Engine (the "RC/DC Engine") also referred to herein as the RadMax technology.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone mounting losses to date totaling $13,274,814 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $96,508. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A.	OPERATING RESULTS

Results of Operations

Fiscal Year Ended April 30, 2008 compared to Fiscal year Ended April 30, 2007 (restated)

Result of operations was a net loss of $480,145 ($0.02 per share) for 2008 as compared to net loss of $641,453 ($0.03 per share) for 2007.

No revenues from the sale or licensing of any technology were realized in 2008 or 2007.

In 2008, the Company recognized a gain of $292,149 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $261,820 which resulted in a disposition of 0.67% of its ownership in this subsidiary. The decrease in net loss is mainly due to the fact that the Company had a decrease on administrative expenses expense of $249,524 in 2008. Gain on sale of subsidiary’s shares decreased by $324,825 from $616,974 in 2007 to $292,149 in 2008. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $81,520 from $147,414 in 2007 to $228,934 in 2008. Interest income decreased from $14,414 in 2007 to $1,276 in 2008. Non-controlling interest increased by $293,505 from $467,958 in 2007 to $761,463 in 2008. Research and development increased by $71,513 to $276,616 in 2008 from $205,103 in 2007 while general and administrative expenses decreased by $249,524 to $1,428,432 in 2008 from $1,677,956 in 2007. This net decrease is a result of less activity in the Company. Professional fees decreased by $31,865 from $263,838 in 2007 to $231,973 in 2008. Stock-based compensation for 2007 was $296,528 compared to $247,059 in 2008.

Fiscal Year Ended April 30, 2007 (restated) compared to Fiscal year Ended April 30, 2006 (restated)

Results of operations were a net loss of $641,453 ($0.03 per share) for 2007 as compared to net loss of $263,594 ($0.01 per share) for 2006.

No revenues from the sale or licensing of any technology were realized in 2007 or 2006.

In 2007, the Company recognized a gain of $616,974 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $621,526 which resulted in a disposition of 0.99% of its ownership in this subsidiary. General and administrative expenses increased by $259,008 to $1,677,956 in 2007 from $1,418,948 in 2006. This increase is mainly a result of increases in wages of $110,000 as well as increases in professional fees of $141,000 to $251,000 in 2007 from $118,000 in 2006. Advertising increased by $71,000 to $124,000 in 2007 as compared to $53,000 in 2006. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

In 2006, the Company recognized a gain of $385,853 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $390,653, which resulted in a deemed disposition of 1.15% of its ownership in the subsidiary.

Fiscal Year Ended April 30, 2006 (restated) compared to Fiscal year Ended April 30, 2005

Results of operations were a net loss of $263,594 ($0.01 per share) for 2006 as compared to net loss of $5,441,000 ($0.25 per share) for 2005.

No revenues from the sale or licensing of any technology were realized in 2006 or 2005.

In 2006, the Company recognized a gain of $385,853 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $390,653 which resulted in a disposition of 1.15% of its ownership in this subsidiary. General and administrative expenses increased by $747,000 to $1,418,948 in 2006 from $672,000 in 2005. This increase is a result of increases in investor relations/consulting and management and directors’ fees of $329,000 as well as increases in office, rent, automobile, professional fees, stock based compensation, transfer agent fees, travel and wages of $263,000 to $584,000 in 2006 from $321,000 in 2005. During 2006, the Company expensed $155,136 of research and development expenses as they were incurred to general and administrative expense compared to $Nil in 2005. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356. In 2005, the Company wrote off prototype research and development costs of $8,545,324 and patent costs of $221,830 in accordance with current generally accepted accounting principles, due to the uncertainty about future cash flows from the technology.

The Company issued 1,496,039 common shares for $262,468 cash during the year.

B.	LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our equity accounted investee, REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc., to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $1,792,800 at September 16, 2008. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

Liquidity

Fiscal Year Ended April 30, 2008 compared to Fiscal year Ended April 30, 2007 (restated)

During the fiscal year ended April 30, 2008, we financed our operations and received $651,140 by:

(i)	issuing capital stock for $651,140

During the fiscal year ended April 30, 2008, we received $418,949 cash from investing activities by:

(i)	net repayment of financial support from companies affiliated with the President of the Company in the amount of $166,215. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	purchase of office equipment for $1,338;
(iii)	cash to deemed disposition of equity accounted investee of $7,748;
(iv)	proceeds from sale of shares of equity accounted investee of $261,820.

During the fiscal year ended April 30, 2008, we used cash in the amount of $1,348,819 on operating activities as compared to $1,197,762 for the same period last year through:

(i)	payment of consulting services and investor relations for $405,491
(ii)	payment of research and development expenses $222,237
(iii)	payment of management and directors fees for $53,500;
(iv)	payment of professional fees for $149,443;
(v)	payment of transfer agent and filing fees for $56,776;
(vi)	payment of travel and promotion for $111,703;
(vii)	payment of wages and benefits for $223,473;
(viii)	payment of other general and administrative expenses for $126,196.

Our cash position has decreased to $258.

Fiscal Year Ended April 30, 2007 (restated) compared to Fiscal year Ended April 30, 2006 (restated)

During the fiscal year ended April 30, 2007, we financed our operations and received $552,935 by:

(i)	issuing capital stock for $552,935;

During the fiscal ended April 30, 2007, we used cash in the amount of $1,197,762 on operating activities as compared to $1,600,856 for the same period last year through:

(i)	payment of consulting services for $93,000;
(ii)	payment of advertising expenses for $342,000;
(iii)	payment for research and development for $197,000;
(iv)	payment of management and directors fees for $41,000;
(v)	payment of professional fees for $189,000;
(vi)	payment of transfer agent and filing fees for $34,000;

(vii)	payment of travel and promotion for $118,000;
(viii)	payment of wages and benefits for $134,000;
(ix)	payment of other general and administrative expenses for $50,000

During the fiscal year ended April 30, 2007, we received $504,582 cash from investing activities by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $102,800. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	receiving proceeds from sale of subsidiary’s shares for $621,526:
(iii)	Purchasing office equipment for $14,144.

Our cash position had decreased to $294,463.

Fiscal Year Ended April 30, 2006 (restated) compared to Fiscal year Ended April 30, 2005

During the fiscal year ended April 30, 2006, we financed our operations and received $1,545,108 by:

(i)	issuing capital stock for $262,468;
(ii)	receiving subscriptions for $4,452;
(iii)	receiving proceeds from issuing of subsidiary’s capital stock for $1,278,188;

During the fiscal ended April 30, 2006, we used cash in the amount of $1,600,856 on operating activities as compared to $628,000 for the same period last year through:

(i)	payment of consulting services and investor relations for $936,000;
(ii)	payment of management and directors fees for $44,000;
(iii)	payment of professional fees for $118,000;
(iv)	payment of transfer agent and filing fees for $21,000;
(v)	payment of travel and promotion for $80,000;
(vi)	payment of wages and benefits for $18,000;
(vii)	payment of other general and administrative expenses for $384,000

During the fiscal year ended April 30, 2006, we received $276,027 cash from investing activities by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $114,626. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	receiving proceeds from sale of subsidiary’s shares for $390,653.

Our cash position had increased to $427,777

Capital Resources

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2008 and 25,475,349 are outstanding as at October 15, 2008. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

Subsequent to the year ended April 30, 2008, Reg Technologies Inc. issued 1,315,168 units at $0.40 per unit for proceeds of $526,067, net finder’s fees of $23,070. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of $0.50 per share in the first year or $0.60 per share in the second year.

During the fiscal year ended April 30, 2008 REGI U.S., Inc. raised $571,250 pursuant to a private placement of 833,950 units. The Units were issued at a purchase price of US$1 per Unit for cash proceeds of $537,753, net of issue costs of $33,497. Each Unit consisted of one share common stock of the Company and one warrant. Each warrant may be exercised to enable the investor to purchase one additional share of Common Stock at US$1.50 within five years of the date of issuance to the purchaser. Also during 2008, REGI U.S. raised $12,125 from the exercise of 38,500 stock options, and $86,666 from the exercise of 99,166 share purchase warrants.

During the year ended April 30, 2008, no stock options were exercised, no stock options expired or were cancelled and no stock options were granted. As at April 30, 2008 we had 1,125,000 stock options outstanding at exercise prices ranging from $0.14 per share to $0.30 per share with expiry dates ranging September 18, 2008 to October 20, 2010. If exercised, the 1,125,000 stock options would increase our available cash by $306,000. The number of shares exercisable as at the date of this 20-F, pursuant to the vesting schedule of the Company’s stock option plan, is 300,000 shares which could increase our available cash by $81,000. Please refer to Note 5(c) of our financial statements.

Contributed surplus was $2,024,832 as at April 30, 2008 (2007 - $849,839 restated). The increase of $1,174,993 represents stock-based compensation, deconsolidation of subsidiary, deconsolidation adjustment and foreign currency translation adjustment. The fair value of the outstanding options and compensation options granted was calculated using the Black-Scholes method of valuation. We do not have any long-term debt or other obligations.

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and U.S. GAAP and such differences are summarized in Note 15 to the financial statements included herein.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The basic research and development work on the RadMax™ / Rand Cam™ Engine and other products is being coordinated and funded by Reg Tech and REGI U.S., Inc. and funded as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RadMax™ / Rand Cam™ Engine and other products.

During the last two fiscal years, excluding foreign exchange adjustment, we spent $481,719 on research and development. During the past year, development costs have been assumed by a third party who are evaluating the RadMax design.

D.	TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2008.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Capital (Finance) Lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Operating lease obligations	19,118	16,994	2,124	Nil - -	Nil - -
Purchase Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Other Long-term liabilities reflected on the Company’s Balance sheet under Canadian GAAP	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Total	US$19,118	US$16,994	US$2,124	Nil	Nil

Significant Accounting Policies

The Company’s management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

These critical accounting policies include:

Basis of accounting and principles of consolidation

The consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

The financial statements include the accounts of the Company and its 51% owned subsidiary, Rand, which owns a 9% interest in REGI. The Company also owns a 12% (2007 - 12%) interest in REGI U.S., Inc. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trust agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled.

All inter-company accounts and transactions have been eliminated.

Investments

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company's share of earnings, losses and dividends during the current year.

When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountants (”CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, useful life and recoverability of long-lived assets, accrued liabilities, assumptions used in the determination of the fair value of stock-based compensation and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

Intangible assets

The Company accounts for goodwill and intangible assets in accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. Intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually by comparing the carrying value to the respective fair value. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values.

Equipment

Equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

Research and development costs

The Company is in the development stage and all costs relating to research and development are charged to operations as incurred.

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

Stock-based compensation plans

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations over the vesting period, with the offset credited to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Future accounting changes

The following changes (i - iii) will apply for the Company to interim and annual consolidated financial statements, commencing May 1, 2008, while change (iv) will apply from May 1, 2009. The Company is in the process of assessing the impact of these changes on its consolidated financial statements.

[i]	Capital Disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.

[ii]	Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

[iii]	Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern.

[iv]	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets”, and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

[v]	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements beginning on April 30, 2011. Implementation of the change will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. The statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with developing and testing an engine; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

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

As of April 30, 2008, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2008.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2008	1982
Jennifer Lorette *	Director	Annual Shareholders Meeting for fiscal 2008	2001
James Vandeberg *	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2008	2004
Susanne Robertson *	Director	Annual Shareholders meeting for fiscal 2008	1984

* Indicates member of the Issuer's audit committee.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C. Since October 1982, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Chief Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company which trades on the OTC bulletin board. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of JGR Petroleum, Inc a private company. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette, Richmond, B.C. Since April 1994, Ms. Lorette has been Vice President of Administration for Reg Technologies, Inc., and became a director in 2001. Ms. Lorette is a director of Linux Gold Corp., a British Columbia company traded on the OTC BB. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S. is ultimately controlled by Reg Technologies Inc. Ms. Lorette is a founder, and has been Secretary and a director of IAS Energy, Inc. since February 1995. Since November 1997 Ms. Lorette has been Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. She also became a director in February 2001. Ms. Lorette is a citizen and resident of Canada.

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

James L. Vandeberg, Sammamish, WA Mr. Vandeberg has been a director of the Company and its Chief Financial Officer since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies.. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of ASAP Expo Inc. since 2005. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serves at the discretion of the Board of Directors.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. We filed the required documents on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 24, 2008. Additionally, we received notification from the TSX Venture Exchange that it had suspended trading in the Company’s shares as a result of the cease trade order. Reinstatement to trading can occur only when the cease trade order is revoked and the Exchange has concluded its reinstatement review to ensure the Company has satisfactorily complied with the Exchange requirements. The TSX Venture Exchange reinstated the Company’s shares for trading on October 7, 2008.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp., a company with related directors and officers, citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. We filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Order issued against the Company and against Linux Gold Corp, no Director and/or member of Senior Management had been the subject of any order, judgement, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.	COMPENSATION

The following table sets out the compensation information for the fiscal years April 30, 2008, April 30, 2007 and April 30, 2006 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	Payouts
					Securities Granted under Options/SARS(1) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2008 2007 2006	6,000 (4) 6,000 (4) 12,000 (4)	Nil Nil Nil	30,000 (3) 30,000 (3) 30,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Vandeberg, CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2008 2007 2006	18,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.
(4)	A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2008 and 2007. Mr. Robertson was paid $12,000 in fiscal 2006.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of April 30, 2007	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Directors who are not Named Executive Officers	Nil	Nil% (1)	$N/A(1)	N/A	$N/A	N/A

(1) During the fiscal year ended April 30, 2008 no stock options were granted.

Compensation of Executive Officers and Directors

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses) paid for services rendered during the fiscal year ended April 30, 2008, and any compensation other than bonuses earned during the fiscal year ended April 30, 2008 (the payment of which was deferred) paid to our executive officers and directors by the Company and its subsidiaries for services rendered during the fiscal year ended April 30, 2008 was $54,000. Other than as herein set forth, the Company did not pay any additional compensation to our executive officers and directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees). There was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended April 30, 2008.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2008, 2007 and 2006.

A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2008 and 2007, and $12,000 in fiscal 2006.

Except as noted elsewhere herein, we did not pay any additional compensation to our executive officers (including personal benefits and securities or properties paid or distributed), which compensation was not offered on the same terms to all full time employees.

No monies were set aside or accrued by us during the fiscal year ended April 30, 2008 to provide pension, retirement or similar benefits for our officers or directors.

During the fiscal year ended April 30, 2008, we did not grant any long-term incentive plans awards to any of our executive officers, directors or employees.

Additional detailed information regarding compensation was included in the Information Circular for our 2008 annual general meeting, which is scheduled to be held on October 29, 2008.

During the fiscal year ended April 30, 2008, no new stock options were granted, no stock options were exercised and no stock options expired pursuant to stock option plans.

Total options currently outstanding at the date of this 20-F are 1,125,000. Of the total amount:

  100,000 are exercisable at $0.30 per share expiring September 18, 2008;
  250,000 are exercisable at $0.19 per share expiring March 4, 2009; and
  25,000 are exercisable at $0.14 per share expiring April 8, 2009
  750,000 are exercisable at $0.30 per share expiring October 20, 2010.

Aggregated Stock Options Exercises in Fiscal 2008
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at Fiscal Year-End Exercisable/ Unexercisable (*)
John G. Robertson, President and Director	N/A	N/A	187,500 / 562,500	$84,375 / 253,125
Jennifer Lorette, Director	N/A	N/A	25,000 / 50,000	$11,250 / 22,500
Susanne Robertson, Director	N/A	N/A	62,500 / 187,500	$28,125 / 84,375
James Vandeberg, Director, Chief Financial Officer	N/A	N/A	12,500 / 25,000	$ 5,625 / 11,250

* The closing price of the Company’s shares on the TSX Venture Exchange on April 30, 2008 was $0.45. During the fiscal year ended April 30, 2008 no stock options were granted pursuant to stock option plans. No stock options were exercised and no stock options were cancelled or expired (see Note 5 to our Financial Statements).

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

Subsequent to April 30, 2008, the directors and officers were granted the following options at $0.40 expiring on August 1, 2013: John Robertson 100,000 options, James Vandeberg 50,000 options and Jennifer Lorette 50,000 options.

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

As of April 30, 2008, we did not have any employees; five part-time contractors were employed. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at October 15, 2008:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	3,290,199	12.9%
Jennifer Lorette (3)	133,400	*
Susanne Robertson (4)	4,838,728	18.9%
James Vandeberg (5)	100,000	*

(1)	As at October 15, 2008 there were 25,475,349 issued and outstanding common shares.
(2)

Includes 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. It also includes 850,000 stock options.

(3)	Includes 125,000 stock options.
(4)

SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 3,998,753 common shares representing 15.7% of our outstanding common shares. This amount also includes 250,000 stock options.

(5)	Includes 87,500 stock options.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to “Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At April 30, 2008, we are aware of two shareholders who own 5% or greater of the voting shares of the Company.

Susanne Robertson, our director, owns or controls 4,551,228 of our issued and outstanding common shares. Of these, 589,975 common shares are held directly and the balance of 3,998,753 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson. Mrs. Robertson does not have any different voting rights.

John Robertson, our President and a director, owns or controls 2,440,199 of our issued and outstanding common shares. Of these 1,321,669 are held directly; and 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

On October 15, 2008, our shareholders list showed 25,475,349 common shares outstanding with 499 registered shareholders. The direct and indirect holding by depository institutions and other financial institutions is estimated as 59 holders of record resident in Canada, holding an aggregate of 12,326,505 common shares; 415 holders of record resident in the United States, holding an aggregate of 11,825,376 common shares; and 3 holders of record resident elsewhere holding an aggregate of 8,300 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of the Company.

B.	RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2008, 2007 and 2006.

A director's fee of $6,000 was paid to John G. Robertson, our President, during fiscal 2008 and 2007, and $12,000 in fiscal 2006.

We had equity accounted investee advances owed to the Company of $112,312 at April 30, 2008 compared to $Nil at April 2007 year-end, and we also had related party advances owed to the Company of $16,491at April 30, 2008 compared to $58,420 at the end of April 2007 year end. These were unsecured, non-interest bearing and with no fixed terms of repayment.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

During the fiscal year ended April 30, 2008 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2008 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 10 of the financial statements for the years ended April 30, 2008 and 2007.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See page F-1 to F-20 following Item 19.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

On September 25, 2008, the Company’s Board of Directors dismissed Smythe Ratcliffe LLP as its independent registered public accounting firm. James Stafford, Chartered Accountants were appointed as the new independent registered public accounting firm of the Company on September 25, 2008, which appointment was ratified by the shareholders of the Company at its annual general meeting of shareholders on October 29, 2008. Smythe Ratcliffe LLP’s audit report of the Company’s financial statements for each of the years ended April 30, 2008 and 2007 included language expressing substantial doubt as to the Company’s ability to continue as a going concern. The audit report contained no other adverse adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares have traded on the Vancouver Stock Exchange (the "VSE") its successor, the Canadian Venture Exchange, and its successor the TSX Venture Exchange (“TSX Venture”) (the principal non-United States trading market) since August, 1983. Our trading symbol on the TSX Venture is RRE.V. In addition, there has been a U.S. market in our shares on the NQB "Pink Sheets" for the past several years and more recently, on the OTC Bulletin Board under the symbol REGRF.OB. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets". The ranges of the low and high sales prices for our shares traded on the TSX and OTC BB for the periods indicated are as follows:

		TSX Venture		OTC BB*
		High	Low	High	Low
		CDN $	CDN $	US $	US $
				High-Bid*	Low-Bid*
2006
	1st Quarter ended July 31/05	0.50	0.355	0.401	0.26
	2nd Quarter ended October 31/05	0.49	0.33	0.361	0.29
	3rd Quarter ended January 31/06	0.43	0.25	0.36	0.20
	4th Quarter ended April 30/06	0.86	0.245	0.75	0.20
2007
	1st Quarter ended July 31/06	0.90	0.52	0.79	0.25
	2nd Quarter ended October 31/06	0.80	0.38	0.671	0.31
	3rd Quarter ended January 31/07	0.71	0.50	0.56	0.40
	4th Quarter ended April 30/07	0.75	0.42	0.66	0.30
2008
	1st Quarter ended July 31/07	0.76	0.50	0.66	0.37
	2nd Quarter ended October 31/07	0.59	0.45	0.53	0.40
	3rd Quarter ended January 31/08	0.59	0.35	0.51	0.281
	4th Quarter ended April 30/08	0.52	0.415	0.49	0.39

_________________
*Prices for the OTC BB are in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the TSX Venture and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	CDN $	CDN $	US $	US $
			High-Bid*	Low-Bid*
Month (2008)
March	0.50	0.42	0.44	0.40
April	0.51	0.415	0.475	0.39
May	0.56	0.425	0.55	0.35
June	0.57	0.405	0.57	0.36
July	0.50	0.39	0.45	0.35
August	0.47	0.31	0.361	0.255
September	0.30	0.29	0.38	0.16

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

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 23,942,759 shares were issued and outstanding as of April 30, 2008 and 25,475,349 are outstanding as at October 15, 2008. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on September 13, 2004.

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

During the past two years ended April 30, 2008 and April 30, 2007, we were not subject to or entered into any material contracts.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Linux Gold Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

Our financial statements included in this Annual Report for the years ended April 30, 2008 and 2007 were audited by Smythe Ratcliffe LLP, Chartered Accountants as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.	DOCUMENTS ON DISPLAY.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

I.	SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (see Note 7 of the Notes to the Consolidated Financial Statements), a 9% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS. Refer to Exhibit 8.1 outlining our subsidiary structure.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a smaller reporting company as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.	USE OF PROCEEDS.

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President (our principal executive officer), and the Chief Financial Officer (our principal financial officer), of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report (the “evaluation date”). Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our President and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Additionally, our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our President, and our Chief Financial Officer, to allow timely decisions regarding required disclosure, except as noted below.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions, except as noted below, which corrective action occurred subsequent to the Company’s most recently completed fiscal year ended April 30, 2008.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our President and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the evaluation date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of the evaluation date, except as described below.

During the audit for the year ended April 30, 2008, the Company restated past years financial statements, as follows, based upon advice of its management accountants due to certain highly technical accounting issues:

a)	To adjust dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties,
b)	To reinstate previously eliminated foreign currency translation adjustments upon consolidation,
c)	To reclassify subscriptions received by a subsidiary as equity,
d)	To reclassify research and development, and amortization, and
e)	To adjust non-controlling interest as a result of the changes in a) and b) above.

The effect of the restatements was an increase to net loss for the year ended April 30, 2007, of $121,755 from $519,698 to $641,453 and to increase basic and diluted net loss per share by $0.01 per share from $0.02 to $0.03 per share.

The effect for the year ended April 30, 2006, was a decrease to net loss of $769,804 to $263,594 from $1,033,398, and to decrease basic and diluted net loss per share by $0.03 per share from $0.04 to $0.01 per share.

This discovery represented a deficiency due to sophisticated and highly technical accounting issues which were discovered by the Company’s then management accountants. Subsequent to the year ended April 30, 2008, the Company replaced its management accounting professionals with new management accountants with the requisite technical accounting knowledge.

With the exception of the change of our management accountants subsequent to the fiscal year ended April 30, 2008, there were no changes in the Company’s internal controls that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2008, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Smythe Ratcliffe LLP, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 60 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2008.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

	2008	2007
	Fiscal Year	Fiscal Year
Type of Services Rendered	(CAD$)	(CAD$)
(a) Audit Fees	$59,500	$29,750
(b) Audit-Related Fees	$nil	$nil
(c) Tax Fees	$nil	$nil
(d) All Other Fees	$nil	$nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, James Vandeberg and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed Smythe Ratcliffe LLP Chartered Accountants, as our principal accountant to audit our consolidated financial statements for the fiscal year ended April 30, 2008.

Subject to the requirements in Canada under National Instrument 52-110 (Audit Committees) (“NI 52-110”), the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for under NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

Our Audit Committee pre-approved all non-audit services (audit-related services, tax services, and all other services) provided to the Company prior to the commencement of the services.

In the table above, and the disclosure below, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended April 30, 2008 and April 30, 2007 were $59,500 and $29,750, respectively. For Audit Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2008 and 2007 was 100%.

Audit Related Fees

The aggregate fees billed for assurance and related services by Smythe Ratcliffe LLP Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended April 30, 2008 and April 30, 2007, which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively. Had there been any Audit Related Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

Tax Fees
For the fiscal years ended April 30, 2008 and April 30, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Smythe Ratcliffe LLP Chartered Accountants, as applicable, were $Nil and $Nil, respectively. For Tax Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2008 was 100%.

All Other Fees
For the fiscal years ended April 30, 2008 and April 30, 2007, the aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively. Had there been any Other Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 15 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

(a) The following consolidated financial statements, together with the report of Smythe Ratcliffe LLP for fiscal 2008 and 2007, and Manning, Elliott LLP for fiscal 2005, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index to Consolidated Financial Statements
Independent Auditors’ Reports
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
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

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements

April 30, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for preparing the Company's consolidated financial statements and the other information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's consolidated financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The Company maintains a system of internal accounting policies, procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the financial statements and that assets are adequately safeguarded.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee.

The financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, on behalf of the shareholders and their report follows.

“John Robertson”	“Jennifer Lorette”

President/Director	Director

Vancouver, British Columbia
September 12, 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended April 30, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended April 30, 2008, 2007 and 2006 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 22, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

The consolidated financial statements for the years ended April 30, 2007 and 2006 have been restated to adjust for the dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties, to reinstate previously eliminated foreign currency translation adjustments upon consolidation, and to reclassify subscriptions received by a subsidiary as equity, as described in Note 13.

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		April 30,
	April 30,	2007
	2008	(Restated – Note 13)
	$	$
ASSETS
Current Assets
Cash	258	294,463
GST and interest receivable	7,020	11,329
Prepaid expenses	5,016	47,933
Due from related parties [Note 10(a)]	16,491	58,420
Advances to equity accounted investee [Note 8]	112,312	–
Total Current Assets	141,097	412,145
Property and Equipment [Note 9]	10,199	12,731
	151,296	424,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	44,589	373,259

Shareholders’ Equity
Share Capital [Note 5]	11,356,689	11,356,689
Contributed Surplus [Note 7]	2,024,832	849,839
Foreign Currency Translation Adjustments	–	639,758
Deficit	(13,274,814)	(12,794,669)
	106,707	51,617
	151,296	424,876

Going Concern [Note 1]
Commitments [Note 12]
Subsequent Events [Note 14]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		For the Year	For the year
		Ended April 30,	Ended April 30,
	For the Year	2007	2006
	Ended April 30,	(Restated –	(Restated –
	2008	Note 13)	Note 13)
	$	$	$

Operating Expenses

General and administrative [Note 10 (b)(c)(e)]	1,428,432	1,677,956	1,418,948
Research and development [Note 10 (d)]	276,616	205,103	155,135
Impairment loss on intangible assets [Note 4]	–	–	245,356
Foreign exchange	46,850	(3,819)	72,860
Mineral property maintenance costs	8,200	7,560	–
Amortization	3,869	1,413	–

Operating Loss	(1,763,967)	(1,888,213)	(1,892,299)
Other Income

Gain on sale of subsidiary’s shares	292,149	616,974	385,853
Gain on issue by subsidiary of its own shares
outside the consolidated group [Note 6]	228,934	147,414	331,949
Interest	1,276	14,414	428
Non-controlling interest	761,463	467,958	910,475

Net Loss and Comprehensive Loss for the Year	(480,145)	(641,453)	(263,594)

Basic Loss Per Share	(0.02)	(0.03)	(0.01)

Weighted Average Number of Common Shares
outstanding	23,849,000	23,831,000	23,404,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		For the Year	For the Year
		Ended April30,	Ended April 30,
	For the Year	2007	2006
	Ended April 30,	(Restated –	(Restated –
	2008	Note 13)	Note 13)
	$	$	$

Operating Activities

Net loss	(480,145)	(641,453)	(263,594)
Items not involving cash

Accounts payable written-off	–	–	(87,209)
Stock-based compensation	247,059	296,528	129,830
Non-controlling interest	(761,463)	(467,958)	(910,475)
Gain on issue by subsidiary of its own shares	(228,934)	(147,414)	(331,949)
Gain on sale of subsidiary’s shares	(292,149)	(616,974)	(385,853)
Shares issued for services	36,722	54,055	–
Impairment loss on intangible assets	–	–	245,356
Amortization of deferred compensation	–	1,138	14,246
Amortization	3,869	1,413	–

Changes in non-cash working capital items

GST and interest receivable	4,309	(6,256)	(1,883)
Prepaid expenses	25,325	33,852	(50,961)
Accounts payable and accrued liabilities	96,588	295,307	41,636
Net Cash Used In Operating Activities	(1,348,819)	(1,197,762)	(1,600,856)

Financing Activity

Shares issued	–	–	262,468
Shares issued by subsidiary	651,140	552,935	1,278,188
Subscriptions received by subsidiary	–	–	4,452

Net Cash Provided by Financing Activity	651,140	552,935	1,545,108

Investing Activities
Advances from (to) investee and other affiliates	166,215	(102,800)	(114,626)
Net cash from deemed disposition of subsidiary	(7,748)	–	–
Proceeds on sale of subsidiary’s shares	261,820	621,526	390,653
Purchase of property and equipment	(1,338)	(14,144)	–
Net Cash Provided by Investing Activities	418,949	504,582	276,027
Effect of Exchange Rate Changes on Cash	(15,475)	6,931	40,764

(Decrease)/Increase in Cash	(294,205)	(133,314)	261,043

Cash - Beginning of Year	294,463	427,777	166,734

Cash - End of Year	258	294,463	427,777
Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
From April 30, 2006 to April 30, 2008
(Expressed in Canadian Dollars)

					Deficit
					Accumulated
	Common			Other	During the	Total
	Shares	Common	Contributed	Comprehensive	Exploration	Shareholders’
	Issued	Shares	Surplus	Income (Loss)	Stage	Equity
	#	$	$	$	$	$
Balance – April 30, 2006
[Restated - Note 13]	23,899,009	11,343,564	552,173	631,794	(12,153,216)	374,315
Options exercised	43,750	13,125	–	–	–	13,125
Stock-based compensation	–	–	296,528	–	–	296,528
Deferred compensation	–	–	1,138	–	–	1,138
Foreign currency translation
adjustment	–	–	–	7,964	–	7,964
Net loss for the year	–	–	–	–	(641,453)	(641,453)
Balance – April 30, 2007
[Restated - Note 13]	23,942,759	11,356,689	849,839	639,758	(12,794,669)	51,617
Stock- based compensation	–	–	247,059	–	–	247,059
Deconsolidation adjustment
[Note 7]	–	–	(886,589)	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary
[Note 7]	–	–	1,808,851	–	–	1,808,851
Foreign currency translation
adjustment	–	–	5,672	9,005	–	14,677
Net loss for the year	–	–	–	–	(480,145)	(480,145)
Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	(13,274,814)	106,707

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Reg Technologies Inc. (the “Company”) is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company. REGI U.S., Inc. (“REGI”) owns the U.S. marketing and intellectual rights (Note 7). The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $13,274,814 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds through loans from Rand Energy Group Inc. (“Rand”), a 51% owned subsidiary. The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds through the exercise of warrants and stock options.

2.	SIGNIFICANT ACCOUNTING POLICIES

	[a]	Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand, which owns a 9% interest in REGI. The Company also owns a 12% (2007 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trust agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 7).

All inter-company accounts and transactions have been eliminated.

	[b]	Investments

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company's share of earnings, losses and dividends during the current year.

When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[c]	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountants (”CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

	[d]	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	[e]	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, useful life and recoverability of long-lived assets, accrued liabilities, assumptions used in the determination of the fair value of stock-based compensation and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

	[f]	Intangible assets

The Company accounts for goodwill and intangible assets in accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. Intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually by comparing the carrying value to the respective fair value. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values.

	[g]	Property and equipment

Property and equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

	[h]	Research and development costs

The Company is in the development stage and all costs relating to research and development are charged to operations as incurred.

	[i]	Long-lived assets

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[j]	Foreign currency translation

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

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non- employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non- forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations over the vesting period, with the offset credited to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	[n]	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[o]	Future accounting changes

The following changes (i - iii) will apply for the Company to interim and annual consolidated financial statements, commencing May 1, 2008, while change (iv) will apply from May 1, 2009. The Company is in the process of assessing the impact of these changes on its consolidated financial statements.

		[i]	Capital Disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.

		[ii]	Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.

Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

		[iii]	Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern.

		[iv]	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets”, and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

		[v]	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements beginning on April 30, 2011. Implementation of the change will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

3.	FINANCIAL INSTRUMENTS

Effective May 1, 2007, the Company adopted the CICA Handbook Section 3855 - Financial Instruments, Recognition and Measurement. This new standard requires the Company to account for certain financial assets and liabilities at each balance sheet date.

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

The Company has implemented the following classification:

º	Cash and cash equivalents	Held for trading
º	Accounts receivable and other receivables	Other receivables
º	Accounts payable and accrued liabilities	Other financial liabilities

Effective May 1, 2007, the Company adopted the CICA Handbook Section 1530 – Comprehensive Income, which establishes standards for presentation and disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of gains and losses affecting shareholders’ equity that, under generally accepted accounting principles are excluded from net income (loss).

The Company has no items of other comprehensive income (loss) in any period presented. Therefore, net loss as presented in the Company’s statement of operations equals comprehensive loss.

Fair values

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due from related parties approximate their carrying values because of the short-term maturity of these financial instruments.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions.

Interest rate risk

Interest rate risk consists of two components:

[a]

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

[b]	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

Interest rate risk (Continued)

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

4.	INTANGIBLE ASSETS

During the year ended April 30, 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

5.	SHARE CAPITAL

Authorized:

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

[a]	Treasury shares

At April 30, 2008, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.

[b]	Escrowed shares

There are 93,750 shares held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[c]	Stock options

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

These options have the following vesting schedule:

[i] 25% of the options vest upon granting of the option; such initial vest is referred to as the “First Vesting”;

[ii] The second 25% of the options vest 90 days from the date of exercise of the First Vesting; such second vesting is referred to as the “Second Vesting”;

[iii] The third 25% of the options vest 90 days from the date of exercise of the Second Vesting; such third vesting is referred to as the “Third Vesting”;

[iv] The fourth and final 25% of the options vest 90 days from the date of exercise of the Third Vesting; and

[v] The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (Continued)

The following table summarizes activity under the Plan for the years ended April 30, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Outstanding at beginning of
year	1,125,000	0.27	1,168,750	0.27
Exercised	–	–	(43,750)	0.30

Outstanding at end of year	1,125,500	0.27	1,125,000	0.27

Exercisable at end of year	300,000	0.27	300,000	0.27

Additional information regarding options outstanding and exercisable as at April 30, 2008 is as follows:

				Weighted
				Average
				Remaining
		Shares	Aggregate	Contractual
	Exercise	Under	Intrinsic	Life
Expiry Date	Price	Option	Value	(in years)
	$	#	$	#
September 18, 2008	0.30	37,500	4,500	0.39
March 4, 2009	0.19	62,500	14,375	0.84
April 8, 2009	0.14	12,500	3,500	0.94
October 20, 2010	0.30	187,500	22,500	2.47
Options outstanding and
exercisable		300,000	44,875	1.81

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted during the fiscal years ended April 30, 2008 and 2007.

6.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2008, 2007 and 2006, REGI issued shares outside the consolidated group. These issuances effectively reduced the Company’s interest (through RAND) in REGI, which resulted in a deemed gain on sale of subsidiary’s shares as follows:

	2008	2007	2006
	$	$	$
Gain due to ownership of new assets resulting from
subsidiary shares issued	228,934	147,414	331,949

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

7.	DECONSOLIDATION OF SUBSIDIARY

Prior to April 30, 2008, REGI was considered a controlled subsidiary of Rand for consolidation purposes by way of control through an annually renewable voting trusts agreement with certain affiliated companies. This trusts agreement gave the Company approximately over 50% control of the voting shares of REGI. The consolidation process resulted in the Company recognizing $1,808,851 of assets, liabilities and certain equity amounts of REGI at April 30, 2008. The consolidated statements of operations and cash flows include the operations of REGI to April 30, 2008.

Effective April 30, 2008, the voting trusts agreement was cancelled, and REGI was deconsolidated. The investment in REGI is now accounted for under the equity method. The following shows the result of no longer recognizing the assets, liabilities and certain equity amounts of REGI as a result of the deconsolidation.

2008
$
Assets	(8,632)
Liabilities	169,820
Due to related parties	112,311
Contributed surplus	886,589
Accumulated foreign exchange adjustments	648,763
Result of deconsolidation of subsidiary	1,808,851

All parties involved in the voting trusts agreement are deemed related parties as they are all under common control. Accordingly, the result of deconsolidation has been stated as an addition to contributed surplus at carrying amounts as there was no independent evidence that the consideration paid or received (nil) represented the fair value of the percentage ownership given up.

8.	EQUITY ACCOUNTED INVESTEE

The investment in REGI is now accounted for under the equity method. The Company recognizes its share of losses to the extent of its investment in REGI:

2008
$
Investment at cost	215,800
Cumulative share of losses recognized	(215,800)
–

At April 30, 2008, the Company is owed an aggregate of $112,312 (2007 - $nil). The amounts owed are unsecured, non-interest bearing and due on demand.

9.	PROPERTY AND EQUIPMENT

		2008
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Computer Hardware	6,632	2,776	3,856
Office furniture and equipment	8,849	2,506	6,343
	15,481	5,282	10,199

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

9.	PROPERTY AND EQUIPEMNT (Continued)

		2007
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Computer Hardware	5,295	677	4,618
Office furniture and equipment	8,849	736	8,113
	14,144	1,413	12,731

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these financial statements are as follows:

[a]

At April 30, 2008, the Company is owed an aggregate of $16,491 (2007 - $58,420) by related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the president of the Company controls or significantly influences.

[b]

During the year ended April 30, 2008, fees in the aggregate of $65,003 (2007 - $134,193; 2006 - $15,475) for legal services have been paid or are payable to a professional law firm in which a partner of the law firm is an officer and director of the Company.

	[c]	During the year ended April 30, 2008, rent of $12,857 (2007 - $14,840; 2006 - $11,375) was paid to a company having common officers and directors.

	[d]	During the year ended April 30, 2008, project management fees of $30,688 (2007 - $34,140; 2006 - $65,616) were paid to a company having common officers and directors.

[e]

During the year ended April 30, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $75,214 (2007 - $59,406; 2006 – 163,788) for services rendered.

	[f]	On April 30, 2008, the Company realized a gain of $1,808,851 as a result of de-consolidation of a former subsidiary (see Note 7).

The above transactions have been in the normal course of operations and are recorded at their exchange amounts with the exception of (f), which is recorded at carrying amounts.

11.	INCOME TAXES

As at April 30, 2008, the Company has non-capital losses carried forward totalling $2,110,000 for Canadian tax purposes, which expire starting in the tax year commencing 2008. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2008 and 2007 is as follows:

	2008		2007
Statutory income tax rate	33.25%		34.12%
Adjust foreign country	–		0.50%
Adjust for change in rate	(7.25%	)	–
Valuation adjustment	(26.00%	)	(34.62%	)
Effective income tax rate	–		–

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

11.	INCOME TAXES (Continued)

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2008	2007
	$	$
Future income tax assets
Tax value in excess of carrying values of
- Intangible assets	153,000	144,000
- Property and equipment	53,000	70,000
Non-capital loss carry forwards	549,000	642,000
Total gross future income tax assets	755,000	856,000
Valuation allowance	(755,000)	(856,000)
Net future income tax asset	–	–
Future income tax assets (of subsidiary)
Non-capital loss carry forwards	–	2,711,000
Total gross future income tax assets	–	2,711,000
Valuation allowance	–	(2,711,000)
Net future income tax asset	–	–

The Company and Rand have combined Canadian income tax losses of approximately $2,110,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

$
2008	135,000
2009	138,000
2010	190,000
2014	145,000
2015	212,000
2026	402,000
2027	317,000
2028	571,000
2,110,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

12.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

12.	COMMITMENTS (Continued)

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii]	A 1% net profit royalty will be payable to a director on all U.S - based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year. The future commitment is as follows:

Amount
$
2009	16,994
2010	2,124
19,118

13.	RESTATEMENT

The Company has restated its consolidated financial statements for the years ended April 30, 2007 and 2006:

	[a]	To adjust dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties,

	[b]	To reinstate previously eliminated foreign currency translation adjustments upon consolidation, and

	[c]	To reclassify subscriptions received by a subsidiary as equity.

Prior period statements have been retroactively restated as follows:

	April 30, 2007
	As Previously		April 30, 2007
	Reported	Adjustment	As Restated
	$	$	$

Consolidated Balance Sheet
Current Liabilities
Accounts payable and accrued liabilities	83,952	289,307	373,259
Shareholders’ Equity
Subscriptions Received	289,307	(289,307)	–
Contributed Surplus	850,733	(894)	849,839
Foreign Currency Translation Adjustments	(74,706)	714,464	639,758
Deficit Accumulated During the Development
Stage	(12,081,099)	(713,570)	(12,794,669)

(a)	To reclassify subscriptions received by a subsidiary from equity to accounts payable and accrued liabilities.

(b)	To adjust for foreign exchange changes.

(c)	To record foreign currency translation adjustments previously eliminated upon consolidation.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

13.	RESTATEMENT (Continued)

	April 30, 2007
	As Previously		April 30, 2007
	Reported	Adjustment	As Restated
	$	$	$
Consolidated Statement of Operations
General and administration	(1,884,471)	206,515	(1,677,956)
Research and development	–	(205,103)	(205,103)
Foreign exchange	23,130	(19,311)	3,819
Non-controlling interest	570,401	(102,443)	467,958
Amortization	–	(1,413)	(1,413)
Net loss for the year	(519,698)	(121,755)	(641,453)

Deficit Accumulated During the Development
Stage
Deficit, beginning of the year	(11,561,401)	(591,815)	(12,153,216)
Deficit, end of the year	(12,081,099)	(713,570)	(12,794,669)

Loss Per Share – Basic and Diluted	(0.02)	(0.01)	(0.03)

(a)	To adjust for foreign exchange changes and reclassify research and development and amortization.

(b)	To adjust non-controlling interest as a result of the above changes.

	April 30, 2006
	As Previously		April 30, 2006
	Reported	Adjustment	As Restated
	$	$	$
Consolidated Statement of Operations
General and administration	(1,574,083)	155,135	(1,418,948)
Research and development	–	(155,135)	(155,135)
Foreign exchange	(15,609)	(57,251)	(72,860)
Non-controlling interest	83,420	827,055	910,475
Net loss for the year	(1,033,398)	769,804	(263,594)

Deficit Accumulated During the Development
Stage
Deficit, beginning of the year	(10,528,003)	(1,361,619)	(11,889,622)
Deficit, end of the year	(11,561,401)	(591,815)	(12,153,216)

Loss Per Share – Basic and Diluted	(0.01)	–	(0.01)

(a)	To adjust for foreign exchange changes and reclassify research and development.

(b)	To adjust non-controlling interest as a result of the above changes.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

14.	SUBSEQUENT EVENTS

[a]

On August 1, 2008, the Company granted stock options, subject to regulatory acceptance, to various consultants, employees and directors of the Company to acquire up to 400,000 common shares at $0.40 per share exercisable for a period of five years from the date of granting.

[b]

On July 30, 2008, the Company closed a non-brokered private placement of 1,315,168 common share units (the “Units”) at $0.40 per Unit, for gross proceeds of $526,067. Each Unit consists of one common share and one non-transferable share purchase warrant exercisable in the first year at $0.50 per share or in the second year at $0.60 per share. The Company paid a cash finders’ fee of $23,070.

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”)

	[a]	Development costs

Development costs, under Canadian GAAP, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off. Under US GAAP, development costs must be expensed as incurred. The Company has written off all development costs capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for development costs as at April 30, 2008, 2007 and 2006.

	[b]	Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian GAAP. Under US GAAP, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred. The Company has written off all intangible assets capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for intangible assets as at April 30, 2008, 2007 and 2006.

	[c]	Non-controlling interest

All development costs and intangible assets defined under Canadian GAAP were written off during 2006. Non-controlling interest was drawn down to zero at April 30, 2005.

	[d]	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[m]). Under U.S. GAAP, Statements of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), beginning the first interim or annual reporting period after December 15, 2005, companies are required to record stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the year ended April 30, 2008, 2007 and 2006.

	[e]	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

	[f]	The net loss for the years ended April 30, 2008, 2007 and 2006 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2008	2007	2006
	$	$	$
		(Restated –	(Restated –
		Note13)	Note 13)
Net income (loss), as determined under
Canadian GAAP	(480,145)	(641,453)	(263,594)
Donated services	(153,440)	(170,700)	(178,080)

Net loss, as determined under U.S. GAAP	(633,585)	(812,153)	(441,674)

Deficit accumulated during the development
stage, as determined under U.S. GAAP
- Beginning of year	(14,062,678)	(13,250,525)	(12,808,851)

- End of year	(14,696,263)	(14,062,678)	(13,250,525)

Loss per share, weighted average basis
(excluding escrowed shares)	(0.03)	(0.03)	(0.02)

[g]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2008 and 2007 are as follows:

	2008	2007
	$	$
		(Restated –
		Note 13)

Donated capital, as determined in Canada	–	–
Donated services	1,259,960	1,106,520
Increase to donated capital, as determined in the U.S.	1,259,960	1,106,520
Deficit, ending balance, as determined in Canada	13,274,814	12,794,669
Deficit, as determined in the U.S.	14,062,678	14,062,678
Net increase to deficit, as determined in the U.S.	787,864	1,268,009

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: November 7, 2008	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director