Form 20-F/A
period 2008-04-30
REG TECHNOLOGIES INC
filed 2008-12-03
CIK 925541

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F /A
AMENDMENT NO. 1

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
Item 17. X Item 18. __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No X

EXPLANATORY NOTE:

We are amending the Annual Report of Reg Technologies, Inc., on Form 20-F, that we filed with the Securities and Exchange Commission on November 13, 2008 to amend our Controls and Procedures disclosure, update our Exhibit table, include Exhibit 15.1, and amend the financial statements. We have revised Item 15 in order to reflect the effects of the amendments. In our amended financial statements, we have provided an amended audit report, reflecting minor grammatical changes, and also including the signature of our independent registered public accounting firm. Also in our financial statements, we have made minor grammatical changes on our Balance Sheet, and Statement of Cash Flows, and the Notes to the financial statements, except as follows. We have amended Note 11 to include comparative figures for 2006, in addition to the disclosure previously provided for fiscal 2007 and 2008. We have amended Note 15 “Reconciliation of United States and Canadian Generally Accepted Accounting Principals”.

This Form 20-F/A has been reproduced in full. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

FOREIGN PRIVATE ISSUER STATUS

Reg Technologies, Inc., (hereinafter referred to as the "Company”, or “we”, “it”, “our” or such other context as may be applicable), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F/A annual report format.

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

This Form 20-F/A is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2.	OFFER AND STATISTICS AND EXPECTED TIMETABLE

This Form 20-F/A is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

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

This Form 20-F/A is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F/A is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

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

The report of our independent auditors with respect to our financial statements included in this Form 20-F/A includes a "going concern" qualification, indicating that our losses and deficits in working capital and shareholders' equity raise substantial doubt about our ability to continue as a going concern. See " Operating and Financial Review and Prospects” and Notes to Financial Statements.

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

Plan of Operations

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F/A, We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

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

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F/A, We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

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

During the year ended April 30, 2008, no stock options were exercised, no stock options expired or were cancelled and no stock options were granted. As at April 30, 2008 we had 1,125,000 stock options outstanding at exercise prices ranging from $0.14 per share to $0.30 per share with expiry dates ranging September 18, 2008 to October 20, 2010. If exercised, the 1,125,000 stock options would increase our available cash by $306,000. The number of shares exercisable as at the date of this 20-F/A, pursuant to the vesting schedule of the Company’s stock option plan, is 300,000 shares which could increase our available cash by $81,000. Please refer to Note 5(c) of our financial statements.

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

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F/A and in our audited consolidated financial statements for the year ended April 30, 2008.

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

Total options currently outstanding at the date of this 20-F/A are 1,125,000. Of the total amount:

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

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reportingas defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Our management, including our principal executive officer and principal financial officer, has used the framework set forth in the report entitled Internal Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission to conduct an evaluation of the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective because certain deficiencies involving internal controls constituted a material weakness. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s material weakness in its internal control over financial reporting relates to the monitoring and review of work performed by our management accountants in the preparation of financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit. All of our financial reporting is carried out by our contracted management accountants.

The material weakness identified resulted in the restatement of previously reported financial statements for the fiscal years ended April 30, 2007 and 2006. Management believes that it did not have any effect on the accuracy of the Company’s financial statements for the current reporting period.

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

This discovery represented a deficiency due to sophisticated and highly technical accounting issues which were discovered by the Company’s then management accountants. In order to mitigate this material weakness to the fullest extent possible, subsequent to the year ended April 30, 2008, the Company replaced its management accounting professionals with new management accountants with the requisite technical accounting knowledge, and will more closely monitor the work of, and communicate with, our new management accountants.

With the exception of the change of our management accountants subsequent to the fiscal year ended April 30, 2008, there were no changes in the Company’s internal controls that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation. This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

(a) The following consolidated financial statements, together with the report of Smythe Ratcliffe LLP for fiscal 2008, 2007, and 2006, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F/A:

Index to Consolidated Financial Statements
Independent Auditors’ Reports
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)

4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)
15.1	Consent of Smythe Ratcliffe LLP	(10)

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

The financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, on behalf of the shareholders and their report follows.

“John Robertson”	“Jennifer Lorette”

..........…………………	..........…………………
President/Director	Director

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended April 30, 2008, 2007 and 2006 in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

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

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		For the Year	For the Year
		Ended April30,	Ended April 30,
	For the Year	2007	2006
	Ended April 30,	(Restated –	(Restated –
	2008	Note 13)	Note 13)
	$	$	$

Operating Activities
Net loss	(480,145)	(641,453)	(263,594)
Items not involving cash
Accounts payable written-off	–	–	(87,209)
Stock-based compensation	247,059	296,528	129,830
Non-controlling interest	(761,463)	(467,958)	(910,475)
Gain on issue by subsidiary of its own shares	(228,934)	(147,414)	(331,949)
Gain on sale of subsidiary’s shares	(292,149)	(616,974)	(385,853)
Shares issued for services	36,722	54,055	–
Impairment loss on intangible assets	–	–	245,356
Amortization of deferred compensation	–	1,138	14,246
Amortization	3,869	1,413	–
Changes in non-cash working capital items
GST and interest receivable	4,309	(6,256)	(1,883)
Prepaid expenses	25,325	33,852	(50,961)
Accounts payable and accrued liabilities	96,588	295,307	41,636
Net Cash Used In Operating Activities	(1,348,819)	(1,197,762)	(1,600,856)
Financing Activities

Shares issued	–	–	262,468
Shares issued by subsidiary	651,140	552,935	1,278,188
Subscriptions received by subsidiary	–	–	4,452
Net Cash Provided by Financing Activities	651,140	552,935	1,545,108
Investing Activities
Advances from (to) investee and other affiliates	166,215	(102,800)	(114,626)
Net cash from deemed disposition of subsidiary	(7,748)	–	–
Proceeds on sale of subsidiary’s shares	261,820	621,526	390,653
Purchase of equipment	(1,338)	(14,144)	–
Net Cash Provided by Investing Activities	418,949	504,582	276,027
Effect of Exchange Rate Changes on Cash	(15,475)	6,931	40,764
(Decrease)/Increase in Cash	(294,205)	(133,314)	261,043

Cash - Beginning of Year	294,463	427,777	166,734
Cash - End of Year	258	294,463	427,777
Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

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

Reg Technologies Inc. (the “Company”) is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RandCam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company. REGI U.S., Inc. (“REGI”) owns the U.S. marketing and intellectual rights (Note 7). The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

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

	[g]	Equipment

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

The Company has implemented the following classification:

Cash and cash equivalents	Held for trading
Accounts receivable and other receivables	Other receivables
Accounts payable and accrued liabilities	Other financial liabilities

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

Effective April 30, 2008, the voting trusts agreement was cancelled, and REGI was deconsolidated . The investment in REGI is now accounted for under the equity method. The following shows the result of no longer recognizing the assets, liabilities and certain equity amounts of REGI as a result of the deconsolidation.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

9.	EQUIPMENT (Continued)

		2007
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Computer Hardware	5,295	677	4,618
Office furniture and equipment	8,849	736	8,113
	14,144	1,413	12,731

10.	RELATED PARTY TRANSACTIONS

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

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
Statutory income tax rate	33.25%		34.12%		35%
Adjust foreign country	–		0.50%		–
Adjust for change in rate	(7.25%	)	–		–
Valuation adjustment	(26.00%	)	(34.62%	)	(35%	)
Effective income tax rate	–		–		–

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

Prior period statements have been retroactively restated as follows:

	April 30, 2007
	As Previously			April 30, 2007
	Reported	Adjustment		As Restated
	$	$		$

Consolidated Balance Sheet
Current Liabilities
Accounts payable and accrued liabilities	83,952	289,307	(a)	373,259
Shareholders’ Equity
Subscriptions Received	289,307	(289,307)	(a)	–
Contributed Surplus	850,733	(894)	(b)	849,839
Foreign Currency Translation Adjustments	(74,706)	714,464	(c)	639,758
Deficit Accumulated During the Development
Stage	(12,081,099)	(713,570)		(12,794,669)

(a)	To reclassify subscriptions received by a subsidiary from equity to accounts payable and accrued liabilities.

(b)	To adjust for foreign exchange changes.

(c)	To record foreign currency translation adjustments previously eliminated upon consolidation.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

13.	RESTATEMENT (Continued)

	April 30, 2007
	As Previously			April 30, 2007
	Reported	Adjustment		As Restated
	$	$		$
Consolidated Statement of Operations
General and administration	(1,884,471)	206,515	(a)	(1,677,956)
Research and development	–	(205,103)	(a)	(205,103)
Foreign exchange	23,130	(19,311)	(a)	3,819
Non-controlling interest	570,401	(102,443)	(b)	467,958
Amortization	–	(1,413)	(a)	(1,413)
Net loss for the year	(519,698)	(121,755)		(641,453)

Deficit Accumulated During the Development
Stage
Deficit, beginning of the year	(11,561,401)	(591,815)		(12,153,216)
Deficit, end of the year	(12,081,099)	(713,570)		(12,794,669)

Loss Per Share – Basic and Diluted	(0.02)	(0.01)		(0.03)

(a)	To adjust for foreign exchange changes and reclassify research and development and amortization.

(b)	To adjust non-controlling interest as a result of the above changes.

	April 30, 2006
	As Previously			April 30, 2006
	Reported	Adjustment		As Restated
	$	$		$
Consolidated Statement of Operations
General and administration	(1,574,083)	155,135	(a)	(1,418,948)
Research and development	–	(155,135)	(a)	(155,135)
Foreign exchange	(15,609)	(57,251)	(a)	(72,860)
Non-controlling interest	83,420	827,055	(b)	910,475
Net loss for the year	(1,033,398)	769,804		(263,594)

Deficit Accumulated During the Development
Stage
Deficit, beginning of the year	(10,528,003)	(1,361,619)		(11,889,622)
Deficit, end of the year	(11,561,401)	(591,815)		(12,153,216)

Loss Per Share – Basic and Diluted	(0.01)	–		(0.01)

(a)	To adjust for foreign exchange changes and reclassify research and development.

(b)	To adjust non-controlling interest as a result of the above changes.

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

	[a]	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable products. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	[b]	Development costs

Development costs, under Canadian GAAP, may be deferred, until the processes reach commercial production, at which time they are amortized on a systematic basis by reference to the sale or use of the processes, or until the project is sold or abandoned, at which time the costs are written-off. Under US GAAP, development costs must be expensed as incurred. The Company has written off all development costs capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for development costs as at April 30, 2008, 2007 and 2006.

	[c]	Intangible assets

Goodwill and the Technology are treated as intangible assets under Canadian GAAP. Under US GAAP, these relate to and thus, are treated as, research and development, which must be charged to operations as incurred. The Company has written off all intangible assets capitalized under Canadian GAAP, and accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for intangible assets as at April 30, 2008, 2007 and 2006.

	[d]	Non-controlling interest

All development costs and intangible assets defined under Canadian GAAP were written off during 2006. Non-controlling interest was drawn down to zero at April 30, 2005.

	[e]	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[m]). Under US GAAP, Statements of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), beginning the first interim or annual reporting period after December 15, 2005, companies are required to record stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for stock-based compensation for the years ended April 30, 2008, 2007 and 2006.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

	[f]	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

	[g]	Donated capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

	[h]	Recent accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In February 2007, FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its consolidated financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

	[h]	Recent accounting pronouncements (continued)

entities that are presented in conformity with GAAP in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

	[i]	The net loss for the years ended April 30, 2008, 2007 and 2006 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2008	2007	2006
	$	$	$
		(Restated –	(Restated –
		Note13)	Note 13)
Net loss, as determined under
Canadian GAAP	(480,145)	(641,453)	(263,594)
Donated services	(153,440)	(170,700)	(178,080)
Net loss, as determined under U.S. GAAP	(633,585)	(812,153)	(441,674)
Deficit accumulated during the development
stage, as determined under U.S. GAAP
- Beginning of year	(13,901,189)	(13,089,036)	(12,647,362)
- End of year	(14,534,774)	(13,901,189)	(13,089,036)
Loss per share, weighted average basis
(excluding escrowed shares)	(0.03)	(0.03)	(0.02)

[j]	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2008 and 2007 are as follows:

	2008	2007
	$	$
		(Restated –
		Note 13)

Donated capital, as determined in Canada	–	–
Donated services	1,259,960	1,106,520
Increase to donated capital, as determined in the US	1,259,960	1,106,520
Deficit, ending balance, as determined in Canada	13,274,814	12,794,669
Deficit, as determined in the US	14,534,774	13,901,189
Net increase to deficit, as determined in the US	1,259,960	1,106,520

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: November 27 , 2008	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director