Form 20-F/A
period 2008-04-30
REG TECHNOLOGIES INC
filed 2009-03-27
CIK 925541

United States Securities and Exchange Commission
Washington, D.C. 20549
_________________________________________________

FORM 20-F/A

AMENDMENT NO. 2

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of Each Class Common Shares, no par value	Outstanding at April 30, 2008 23,942,759

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

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
Yes ☒    No ___

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐              Accelerated file ☐                Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP         ☐ International Financial Reporting Standards as issued           ☒ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. ☒   Item 18.  __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ____      No ☒

EXPLANATORY NOTE:

We are amending the Annual Report of Reg Technologies, Inc., on Form 20-F, that we filed with the Securities and Exchange Commission on November 13, 2008, and our Form 20-F/A that we filed with the Securities and Exchange Commission on December 3, 2008 (“20-F/A Amendment No. 1”) for the purpose of responding to comments made by the Securities and Exchange Commission in a letter dated January 26, 2009.

We hereby amend our Form 20-F/A Amendment No. 1, filed on December 3, 2008 by this 20-F/A Amendment No. 2 for the following purposes:

▪
Item 15, Controls and Procedures - we have revised our disclosure to: clearly indicate management’s conclusion that the disclosure controls and procedures were ineffective; identify the material weaknesses management identified due to material weakness in the Company’s internal controls over financial reporting which rendered the Company’s internal controls ineffective; and disclose the Company’s actions and plans to remedy this deficiency; and

▪
Financial Statements- we have amended Note 12(ii) to amend the correct technology under the agreement; and Note 15 “Reconciliation of United States and Canadian Generally Accepted Accounting Principals” to reflect an amendment to the accounting of the change in the Company’s proportionate share of it’s subsidiary equity which should have been accounted as an equity transaction for calculation of the gains recognized on the sale of subsidiary’s shares.

We are also updating Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1.

Other than as expressly set forth above, this Form 20-F/A Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F/A Amendment No. 1 filed on December 3, 2008, or reflect any events that have occurred after the Form 20-F/A Amendment No. 1 was filed. The filing of this Form 20-F/A Amendment No. 2 shall not be deemed an admission that the original Form 20-F or the 20-F/A Amendment No. 1, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Any forward-looking statements included in this 20-F/A Amendment No. 2 represent management’s view as of the filing date of the original 20-F and 20-F/A Amendment No. 1. Such forward looking statements include statements about events and projections after the date of the filing of the original 20-F and 20-F/A Amendment No. 1 and are identified by words such as “believes,” “projects,” “anticipates,” “expects,” “estimates,” “intend,” “should,” “would,” “could,” “potentially,” “will,” “may” or other words that convey uncertainty of future events or outcomes. Such forward-looking statements should not be assumed to be accurate as of any future date, including the date hereof. Accordingly, this 20-F/A Amendment No. 2 should be read in conjunction with the “Risk Factors” and the other statements contained in the original 20-F and 20-F/A Amendment No. 1 and the Company’s other filings made with the SEC subsequent to the filing date of the original 20-F and the 20-F/A Amendment No. 1.

ITEM 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer, and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of April 30, 2008.  Based upon that evaluation, our company's Chief Executive Officer and Chief Financial Officer concluded that subject to the inherent limitations noted below as of April 30, 2008, our disclosure controls and procedures were not effective due to the existence of material weaknesses in our internal controls over financial reporting. The material weakness occurred because the Company’s financial reporting is carried out by our contracted management accountants, who discovered a deficiency due to sophisticated and highly technical accounting issues, and the Company did not monitor and review the work performed by our management accountants closely enough in the preparation of financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008, based on certain criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management identified a material weakness and concluded that because there was a material weakness in the Company’s internal controls, its internal control over financial reporting was not effective at the time the material weakness was identified.

The material weakness occurred because:

-
the Company’s financial reporting is carried out by our contracted management accountants, and the Company did not monitor and review the work performed by our management accountants closely enough in the preparation of financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit; and

-	Our company does not have in-house personnel with the technical knowledge to identify and address some of the reporting issues surrounding certain complex or non-routine transactions.

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

To adjust dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties,
a)	To reinstate previously eliminated foreign currency translation adjustments upon consolidation,
b)	To reclassify subscriptions received by a subsidiary as equity,
c)	To reclassify research and development, and amortization, and
d)	To adjust non-controlling interest as a result of the changes in a) and b) above.

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

In order to mitigate this material weakness to the fullest extent possible, subsequent to the year ended April 30, 2008, the Company’s management, (with the participation of the Company’s Chief Executive Officer the Company’s Chief Financial Officer),

-
replaced its management accounting professionals with new management accountants with the requisite technical accounting knowledge, and will more closely monitor the work of, and communicate with, our new management accountants;

-	engaged a new independent registered public accounting firm as announced by the Company on its Form 6-K filed November 19, 2008, and as filed in Canada on SEDAR (www.sedar.com) on October 1, 2008; and

-	will gain a thorough understanding of transactions involving material, complex and non-routine matters and seek guidance from third-party experts or consultants.

These material weaknesses have since been corrected and does not exist as of the date of this filing.

This Annual Report does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

Other than as described above, management does not believe that there have been any other changes in the Company’s internal control over financial reporting during year ended April 30, 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 19.                                EXHIBITS

(a)         The following consolidated financial statements, together with the report of Smythe Ratcliffe LLP for fiscal 2008, 2007, and 2006, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F/A Amendment No. 2:

Index to Consolidated Financial Statements
Independent Auditors’ Reports
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders’ Equity
Notes to the Consolidated Financial Statements

(b)                      Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(11)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(11)
15.1	Consent of Smythe Ratcliffe LLP	(11)

incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
(1)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
(9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F/A for the fiscal year ended April 30, 2006
(10)	Exhibits filed herewith

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

“John Robertson”                                                    “Jennifer Lorette”
....................…………………......                                                                                                                                     ....................…………………......
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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	April 30, 2008	April 30, 2007 (Restated – Note 13)
	$	$

ASSETS

Current Assets

Cash	258	294,463
GST and interest receivable	7,020	11,329
Prepaid expenses	5,016	47,933
Due from related parties [Note 10(a)]	16,491	58,420
Advances to equity accounted investee [Note 8]	112,312	–

Total Current Assets	141,097	412,145

Equipment [Note 9]	10,199	12,731

	151,296	424,876

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	44,589	373,259

Shareholders’ Equity

Share Capital [Note 5]	11,356,689	11,356,689

Contributed Surplus [Note 7]	2,024,832	849,839

Foreign Currency Translation Adjustments	–	639,758

Deficit	(13,274,814)	(12,794,669)

	106,707	51,617

	151,296	424,876

Going Concern [Note 1] Commitments [Note 12] Subsequent Events [Note 14]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director
"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	For the Year Ended April 30, 2008	For the Year Ended April 30, 2007 (Restated – Note 13)	For the year Ended April 30, 2006 (Restated – Note 13)
	$	$	$

Operating Expenses

General and administrative [Note 10 (b)(c)(e)]	1,428,432	1,677,956	1,418,948
Research and development [Note 10 (d)]	276,616	205,103	155,135
Impairment loss on intangible assets [Note 4]	–	–	245,356
Foreign exchange	46,850	(3,819)	72,860
Mineral property maintenance costs	8,200	7,560	–
Amortization	3,869	1,413	–

Operating Loss	(1,763,967)	(1,888,213)	(1,892,299)

Other Income

Gain on sale of subsidiary’s shares	292,149	616,974	385,853
Gain on issue by subsidiary of its own shares outside the consolidated group [Note 6]	228,934	147,414	331,949
Interest	1,276	14,414	428
Non-controlling interest	761,463	467,958	910,475

Net Loss and Comprehensive Loss for the Year	(480,145)	(641,453)	(263,594)

Basic Loss Per Share	(0.02)	(0.03)	(0.01)

Weighted Average Number of Common Shares outstanding	23,849,000	23,831,000	23,404,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the Year Ended April 30, 2008	For the Year Ended April30, 2007 (Restated – Note 13)	For the Year Ended April 30, 2006 (Restated – Note 13)
	$	$	$

Operating Activities

Net loss	(480,145)	(641,453)	(263,594)

Items not involving cash

Accounts payable written-off	–	–	(87,209)
Stock-based compensation	247,059	296,528	129,830
Non-controlling interest	(761,463)	(467,958)	(910,475)
Gain on issue by subsidiary of its own shares	(228,934)	(147,414)	(331,949)
Gain on sale of subsidiary’s shares	(292,149)	(616,974)	(385,853)
Shares issued for services	36,722	54,055	–
Impairment loss on intangible assets	–	–	245,356
Amortization of deferred compensation	–	1,138	14,246
Amortization	3,869	1,413	–

Changes in non-cash working capital items

GST and interest receivable	4,309	(6,256)	(1,883)
Prepaid expenses	25,325	33,852	(50,961)
Accounts payable and accrued liabilities	96,588	295,307	41,636

Net Cash Used In Operating Activities	(1,348,819)	(1,197,762)	(1,600,856)

Financing Activities

Shares issued	–	–	262,468
Shares issued by subsidiary	651,140	552,935	1,278,188
Subscriptions received by subsidiary	–	–	4,452

Net Cash Provided by Financing Activities	651,140	552,935	1,545,108

Investing Activities

Advances from (to) investee and other affiliates	166,215	(102,800)	(114,626)
Net cash from deemed disposition of subsidiary	(7,748)	–	–
Proceeds on sale of subsidiary’s shares	261,820	621,526	390,653
Purchase of equipment	(1,338)	(14,144)	–

Net Cash Provided by Investing Activities	418,949	504,582	276,027

Effect of Exchange Rate Changes on Cash	(15,475)	6,931	40,764

(Decrease)/Increase in Cash	(294,205)	(133,314)	261,043

Cash - Beginning of Year	294,463	427,777	166,734

Cash - End of Year	258	294,463	427,777

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
From April 30, 2006 to April 30, 2008
(Expressed in Canadian Dollars)

	Common Shares Issued #	Common Shares $	Contributed Surplus $	Other Comprehensive Income (Loss) $	Deficit Accumulated During the Exploration Stage $	Total Shareholders’ Equity $

Balance – April 30, 2006 [Restated - Note 13]	23,899,009	11,343,564	552,173	631,794	(12,153,216)	374,315
Options exercised	43,750	13,125	–	–	–	13,125
Stock-based compensation	–	–	296,528	–	–	296,528
Deferred compensation	–	–	1,138	–	–	1,138
Foreign currency translation adjustment	–	–	–	7,964	–	7,964
Net loss for the year	–	–	–	–	(641,453)	(641,453)

Balance – April 30, 2007 [Restated - Note 13]	23,942,759	11,356,689	849,839	639,758	(12,794,669)	51,617
Stock- based compensation	–	–	247,059	–	–	247,059
Deconsolidation adjustment [Note 7]	–	–	(886,589)	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary [Note 7]	–	–	1,808,851	–	–	1,808,851
Foreign currency translation adjustment	–	–	5,672	9,005	–	14,677
Net loss for the year	–	–	–	–	(480,145)	(480,145)

Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	(13,274,814)	106,707

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

a)
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

b)
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

c)
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

d)	Cash and cash equivalents The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

e)
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

f)
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

g)	Equipment Equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

h)	Research and development costs The Company is in the development stage and all costs relating to research and development are charged to operations as incurred.

i)
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

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)	Foreign currency translation

(i)
Translation of foreign currency transactions and balances

Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

(ii)
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

k)
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

l)		Share issue costs Costs of issuing shares are offset against the related share proceeds.

m)
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

n)
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

o)
Future accounting changes

The following changes (i - iii) will apply for the Company to interim and annual consolidated financial statements, commencing May 1, 2008, while change (iv) will apply from May 1, 2009. The Company is in the process of assessing the impact of these changes on its consolidated financial statements.

(i)
Capital Disclosures
In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.

(ii)
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

(iii)
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

(iv)
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

(v)
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

Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

The Company has implemented the following classification

• Cash and cash equivalents	Held for trading
• Accounts receivable and other receivables	Other receivables
• Accounts payable and accrued liabilities	Other financial liabilities

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

a)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

b)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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

5.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

a)	Treasury shares

At April 30, 2008, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.

b)	Escrowed shares

There are 93,750 shares held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

c)	Stock options

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

These options have the following vesting schedule:

i)	25% of the options vest upon granting of the option; such initial vest is referred to as the “First Vesting”;

ii)	The second 25% of the options vest 90 days from the date of exercise of the First Vesting; such second vesting is referred to as the “Second Vesting”;

iii)	The third 25% of the options vest 90 days from the date of exercise of the Second Vesting; such third vesting is referred to as the “Third Vesting”;

iv)	The fourth and final 25% of the options vest 90 days from the date of exercise of the Third Vesting; and

v)	The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (Continued)

The following table summarizes activity under the Plan for the years ended April 30, 2008 and 2007:

	2008		2007
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	#	$	#	$

Outstanding at beginning of year	1,125,000	0.27	1,168,750	0.27
Exercised	–	–	(43,750)	0.30

Outstanding at end of year	1,125,500	0.27	1,125,000	0.27

Exercisable at end of year	300,000	0.27	300,000	0.27

Additional information regarding options outstanding and exercisable as at April 30, 2008 is as follows:

Expiry Date	Exercise Price	Shares Under Option	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
	$	#	$	#

September 18, 2008	0.30	37,500	4,500	0.39
March 4, 2009	0.19	62,500	14,375	0.84
April 8, 2009	0.14	12,500	3,500	0.94
October 20, 2010	0.30	187,500	22,500	2.47

Options outstanding and exercisable		300,000	44,875	1.81

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

During 2008, 2007 and 2006, REGI issued shares outside the consolidated group. These issuances effectively reduced the Company’s interest (through RAND) in REGI, which resulted in a deemed gain on sale of subsidiary’s shares as follows:

	$2008	$2007	$2006

Gain due to ownership of new assets resulting from subsidiary shares issued	228,934	147,414	331,949

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

The investment in REGI is now accounted for under the equity method. The Company recognizes its share of losses to the extent of its investment in REGI:

2008
$

Investment at cost	215,800
Cumulative share of losses recognized	(215,800)

–

At April 30, 2008, the Company is owed an aggregate of $112,312 (2007 - $nil). The amounts owed are unsecured, non-interest bearing and due on demand.

9.	EQUIPMENT

	2008
	Cost $	Accumulated Amortization $	Net Book Value $

Computer Hardware	6,632	2,776	3,856
Office furniture and equipment	8,849	2,506	6,343

	15,481	5,282	10,199

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

9.	EQUIPMENT (Continued)

	2007
	Cost $	Accumulated Amortization $	Net Book Value $

Computer Hardware	5,295	677	4,618
Office furniture and equipment	8,849	736	8,113

	14,144	1,413	12,731

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these financial statements are as follows:

a)
At April 30, 2008, the Company is owed an aggregate of $16,491 (2007 - $58,420) by related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the president of the Company controls or significantly influences.

b)
During the year ended April 30, 2008, fees in the aggregate of $65,003 (2007 - $134,193; 2006 - $15,475) for legal services have been paid or are payable to a professional law firm in which a partner of the law firm is an officer and director of the Company.

c)	During the year ended April 30, 2008, rent of $12,857 (2007 - $14,840; 2006 - $11,375) was paid to a company having common officers and directors.

d)	During the year ended April 30, 2008, project management fees of $30,688 (2007 - $34,140; 2006 - $65,616) were paid to a company having common officers and directors.

e)
During the year ended April 30, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $75,214 (2007 - $59,406; 2006 – 163,788) for services rendered.

f)	On April 30, 2008, the Company realized a gain of $1,808,851 as a result of de-consolidation of a former subsidiary (see Note 7).

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

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Statutory income tax rate	33.25%	34.12%	35%
Adjust foreign country	–	0.50%	–
Adjust for change in rate	(7.25%)	–	–
Valuation adjustment	(26.00%)	(34.62%)	(35%)

Effective income tax rate	–	–	–

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

12.	COMMITMENTS

a)	In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)
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

ii)
Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of the direct charge engine technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the direct charge engine technology.

iii)	A 1% net profit royalty will be payable to a director on all U.S - based sales.

b)
On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year. The future commitment is as follows:

Amount $

2009	16,994
2010	2,124

19,118

13.	RESTATEMENT

The Company has restated its consolidated financial statements for the years ended April 30, 2007 and 2006:

•	To adjust dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties,

•	To reinstate previously eliminated foreign currency translation adjustments upon consolidation, and

•	To reclassify subscriptions received by a subsidiary as equity.

Prior period statements have been retroactively restated as follows:

	April 30, 2007 As Previously Reported $	Adjustment $		April 30, 2007 As Restated $

Consolidated Balance Sheet

Current Liabilities
Accounts payable and accrued liabilities	83,952	289,307	(a)	373,259

Shareholders’ Equity
Subscriptions Received	289,307	(289,307)	(a)	–
Contributed Surplus	850,733	(894)	(b)	849,839
Foreign Currency Translation Adjustments	(74,706)	714,464	(c)	639,758
Deficit Accumulated During the Development Stage	(12,081,099)	(713,570)		(12,794,669)

(a)	To reclassify subscriptions received by a subsidiary from equity to accounts payable and accrued liabilities.

(b)	To adjust for foreign exchange changes.

(c)	To record foreign currency translation adjustments previously eliminated upon consolidation.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

13.	RESTATEMENT (Continued)

	April 30, 2007 As Previously Reported $	Adjustment $		April 30, 2007 As Restated $

Consolidated Statement of Operations

General and administration	(1,884,471)	206,515	(a)	(1,677,956)
Research and development	–	(205,103)	(a)	(205,103)
Foreign exchange	23,130	(19,311)	(a)	3,819
Non-controlling interest	570,401	(102,443)	(b)	467,958
Amortization	–	(1,413)	(a)	(1,413)
Net loss for the year	(519,698)	(121,755)		(641,453)

Deficit Accumulated During the Development Stage

Deficit, beginning of the year	(11,561,401)	(591,815)		(12,153,216)
Deficit, end of the year	(12,081,099)	(713,570)		(12,794,669)

Loss Per Share – Basic and Diluted	(0.02)	(0.01)		(0.03)

(a)	To adjust for foreign exchange changes and reclassify research and development and amortization.

(b)	To adjust non-controlling interest as a result of the above changes.

	April 30, 2006 As Previously Reported $	Adjustment $		April 30, 2006 As Restated $

Consolidated Statement of Operations

General and administration	(1,574,083)	155,135	(a)	(1,418,948)
Research and development	–	(155,135)	(a)	(155,135)
Foreign exchange	(15,609)	(57,251)	(a)	(72,860)
Non-controlling interest	83,420	827,055	(b)	910,475
Net loss for the year	(1,033,398)	769,804		(263,594)

Deficit Accumulated During the Development Stage

Deficit, beginning of the year	(10,528,003)	(1,361,619)		(11,889,622)
Deficit, end of the year	(11,561,401)	(591,815)		(12,153,216)

Loss Per Share – Basic and Diluted	(0.01)	–		(0.01)

(a)	To adjust for foreign exchange changes and reclassify research and development.

(b)	To adjust non-controlling interest as a result of the above changes.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

14.	SUBSEQUENT EVENTS

a)
On August 1, 2008, the Company granted stock options, subject to regulatory acceptance, to various consultants, employees and directors of the Company to acquire up to 400,000 common shares at $0.40 per share exercisable for a period of five years from the date of granting.

b)
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

a)	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable products. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

b)	Development costs

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

c)	Intangible assets

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

d)	Non-controlling interest

All development costs and intangible assets defined under Canadian GAAP were written off during 2006. Non-controlling interest was drawn down to zero at April 30, 2005.

e)	Gain on Sale of Shares Issued by Subsidiary

Under Canadian GAAP, the Company recorded a gain on the issuance of shares by a subsidiary outside the consolidated group.  Under US GAAP, these issuances of shares are treated as equity transactions pursuant to SAB Topic 5.H – “Accounting for Sales of Stock by a Subsidiary”.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued )

f)	Stock-based compensation

Under Canadian GAAP, stock-based compensation is recorded using the fair value method (see Note 2[m]). Under U.S. GAAP, Statements of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“SFAS 123R”), beginning the first interim or annual reporting period after December 15, 2005, companies are required to record stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended April 30, 2008, 2007 and 2006.

g)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

h)	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

i)	Recent accounting pronouncements

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

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”.  This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary.  The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

i)	Recent accounting pronouncements (continued)

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

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

j)	The net loss for the years ended April 30, 2008, 2007 and 2006 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2008 $	2007 $	2006 $
		(Restated – Note13)	(Restated – Note 13)
Net income (loss), as determined under
Canadian GAAP	(480,145)	(641,453)	(263,594)
Gain due to ownership of new assets resulting from subsidiary shares issued	(228,934)	(147,414)	(331,949)
Donated services	(153,440)	(170,700)	(178,080)

Net loss, as determined under U.S. GAAP	(862,519)	(959,567)	(773,623)

Deficit accumulated during the development stage, as determined under U.S. GAAP
- Beginning of year	(20,809,490)	(19,849,923)	(19,076,300)

- End of year	(21,672,009)	(20,809,490)	(19,849,923)

Loss per share, weighted average basis (excluding escrowed shares)	(0.04)	(0.04)	(0.03)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued )

k)	Material effects of the different generally accepted accounting principles on the Company's balance sheet as at April 30, 2008 and 2007 are as follows:

	2008 $	2007 $
		(Restated – Note 13)

Donated capital, as determined in Canada	–	–
Donated services	1,259,960	1,106,520
Increase to donated capital, as determined in the U.S.	1,259,960	1,106,520

Contributed surplus, as determined in Canada	2,024,832	849,839
Gain due to ownership of net assets resulting from subsidiary shares issued	7,137,235	6,908,301
Increase to contributed surplus, as determined in the U.S.	9,162,067	7,758,140

Deficit, ending balance, as determined in Canada	13,274,814	12,794,669
Deficit, as determined in the U.S.	21,672,009	20,809,490

Net increase to deficit, as determined in the U.S.	8,397,195	8,014,821

l)
The Company has reclassified gains recorded on the issuance of shares by a subsidiary outside the consolidated group to contributed surplus.  Prior Period information has been retroactively revised as follows:

	April 30, 2008 As Previously Reported $	Reclassification $	April 30, 2008 $

Consolidated Balance Sheet

Shareholders’ Equity
Contributed Surplus	2,024,832	7,137,235	9,162,067
Deficit Accumulated During the Development Stage, as determined in the U.S.	(14,534,774)	(7,137,235)	(21,672,009)

	April 30, 2007 As Previously Reported $	Reclassification $	April 30, 2007 $

Consolidated Balance Sheet

Shareholders’ Equity
Contributed Surplus	849,839	6,908,301	7,758,140
Deficit Accumulated During the Development Stage, as determined in the U.S.	(13,901,189)	(6,908,301)	(20,809,490)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

15.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” AND “CANADIAN GAAP”) (Continued)

	April 30, 2008 As Previously Reported $	Reclassification $	April 30, 2008 $

Consolidated Statement of Operations

Gain on issue by subsidiary of its own shares outside the consolidated group	228,934	(228,934)	–
Net loss for the year	(633,585)	(228,934)	(862,519)

Deficit Accumulated During the Development Stage, as determined in the U.S.

Deficit, beginning of the year	(20,580,556)	(228,934)	(20,809,490)
Deficit, end of the year	(21,443,075)	(228,934)	(21,672,009)

Loss Per Share – Basic and Diluted	(0.03)	(0.01)	(0.04)

	April 30, 2007 As Previously Reported $	Reclassification $	April 30, 2007 $

Consolidated Statement of Operations

Gain on issue by subsidiary of its own shares outside the consolidated group	147,414	(147,414)	–
Net loss for the year	(812,153)	(147,414)	(959,567)

Deficit Accumulated During the Development Stage, as determined in the U.S.

Deficit, beginning of the year	(19,702,509)	(147,414)	(19,849,923)
Deficit, end of the year	(20,662,076)	(147,414)	(20,809,490)

Loss Per Share – Basic and Diluted	(0.03)	(0.01)	(0.04)

	April 30, 2006 As Previously Reported $	Reclassification $	April 30, 2006 $

Consolidated Statement of Operations

Gain on issue by subsidiary of its own shares outside the consolidated group	331,949	(331,949)	–
Net loss for the year	(441,674)	(331,949)	(773,623)

Deficit Accumulated During the Development Stage, as determined in the U.S.

Deficit, beginning of the year	(18,744,351)	(331,949)	(19,076,300)
Deficit, end of the year	(19,517,974)	(331,949)	(19,849,923)

Loss Per Share – Basic and Diluted	(0.02)	(0.01)	(0.03)

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated:	March 24, 2009	By:	/s/ John G. Robertson
John G. Robertson
President/Secretary/Director