Form 20-F
period 2009-04-30
REG TECHNOLOGIES INC
filed 2009-11-16
CIK 925541

United States Securities and Exchange Commission

Washington, D.C. 20549

_________________________________________________

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -
For the fiscal year ended April 30, 2009

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

John Robertson, President, jr@ihiway.com

240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada

Phone: 604-278-5996  Fax 604-278-3409

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at April 30, 2009
Common Shares, no par value	25,713,927

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

Yes  X     No  __

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ X ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17.   X    Item 18.  __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ____      No X

TABLE OF CONTENTS

PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5
ITEM 2.	OFFER AND STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASON FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY	13
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	15
C.	ORGANIZATIONAL STRUCTURE	22
D.	PROPERTY, PLANTS AND EQUIPMENT	22
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	25
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	28
D.	TREND INFORMATION	28
E.	OFF-BALANCE SHEET ARRANGEMENTS	28
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	29
G.	SAFE HARBOR	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	DIRECTORS AND SENIOR MANAGEMENT	34
B.	COMPENSATION	37
STATEMENT OF EXECUTIVE COMPENSATION		37
C.	BOARD PRACTICES	43
D.	EMPLOYEES	43
E.	SHARE OWNERSHIP	43
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A.	MAJOR SHAREHOLDERS	44
B.	RELATED PARTY TRANSACTIONS.	45
C.	INTERESTS OF EXPERTS AND COUNSEL.	45
ITEM 8.	FINANCIAL INFORMATION	45
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	45
B.	SIGNIFICANT CHANGES	45
ITEM 9.	THE OFFER AND LISTING	46
ITEM 10.	ADDITIONAL INFORMATION	48
A.	SHARE CAPITAL	48
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	48
C.	MATERIAL CONTRACTS	48
D.	EXCHANGE CONTROLS	49
E	TAXATION	49
F.	DIVIDENDS AND PAYING AGENTS	50
G.	STATEMENT BY EXPERTS	50
H.	DOCUMENTS ON DISPLAY	50
I.	SUBSIDIARY INFORMATION	51
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51
PART II		51
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	51
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OFPROCEEDS.	51
A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	51

BUSINESS OF REG TECHNOLOGIES INC.

Reg Technologies Inc. (“Reg” or the “Company”) is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the RadMax® rotary technology (the "Technology" or the “RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $456,090 in the year ended April 30, 2009 (2008 - $536,329 (restated); 2007 - $641,453 (restated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2009 and 2008, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the year ended April 30, 2009 have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants and as of and for the year ended April 30, 2008, have been audited by Smythe Ratcliffe LLP Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 14 of the Notes to Consolidated Financial Statements for a reconciliation to U.S. GAAP.

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2009, US$1.00 was equal to approximately C$1.1940. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada and reconciliation of the data to U.S. GAAP and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2009	2008 (restated)	2007 (restated)	2006 (restated)	2005
CANADIAN GAAP
Net Revenues	-	-	-	-	-
Income (loss) from continuing operations	(785,625)	(1,763,967)	(1,888,213)	(1,892,299)	(9,465,971)
Net income (loss)	(456,090)	(536,329)	(641,453)	(263,594)	(5,441,027)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per share	(0.02)	(0.02)	(0.03)	(0.01)	(0.25)
Total assets	574,765	151,296	424,876	500,056	191,586
Net assets	296,984	50,523	51,617	375,207	(95,686)
Working Capital (deficit)	290,087	40,324	38,886	375,207	(108,186)
Capital stock (excluding long term debt and redeemable preferred stock)	11,800,964	11,356,689	11,356,689	11,343,564	11,051,096
Number of shares as adjusted to reflect changes in capital	25,713,927	23,942,759	23,942,759	23,899,009	22,252,970
Cash Dividends per common share	-	-	-	-	-

U.S GAAP (2)	2009	2008 (restated)	2007 (restated)	2006 (restated)	2005
Net Loss (1)	(627,795)	(918,703)	(959,567)	(773,623)	(824,137)
Loss Per Share	(0.03)	(0.04)	(0.04)	(0.03)	(0.04)
Retained Earnings (Deficit)	(22,355,988)	(21,728,193)	(20,809,490)	(19,849,923)	(19,076,300)
Total Assets	574,765	151,296	424,876	500,056	191,586
Long-Term Debt	-	-	-	-	-
Capital Stock	11,800,964	11,356,689	11,356,689	11,343,564	11,051,096

(1) Cumulative Net Loss since incorporation through April 30, 2009 under US GAAP was $22,,355,988 approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

Reference is made to "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.1940 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2009. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On October 9, 2009, the Noon Buying Rate was CDN$ 1.0424 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
April	2009	1.2643	1.194
May	2009	1.1872	0.0961
June	2009	1.1625	1.0827
July	2009	1.1655	1.079
August	2009	1.1079	1.0686
September	2009	1.1065	1.0613

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (US$)	Low/High (US$)	April 30 (US$)
2009	1.1444	0.9844 / 1.3000	1.1940
2008	1.0226	0.9168 / 1.1136	1.0092
2007	1.1375	1.0989 / 1.1852	1.1068
2006	1.1863	1.1203 / 1.2703	1.1203
2005	1.2702	1.1775 / 1.397	1.2568

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

We have reported losses in each year since its inception. At April 30, 2009, we had an accumulated deficit of ($13,787,088) in accordance with Canadian. GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

We have no assurance at this time that a commercially feasible design will ever be perfected, or if it is, that it will become profitable. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RadMax® Diesel Engine which we are developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

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

Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RadMax® Diesel Engine which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine.

We have not conducted a formal market survey.

We have not conducted a formal market survey but statistics available on the aircraft, marine and industrial markets alone indicate an annual market potential of more than one hundred million dollars.

Our officers lack of experience to manufacture or market our products.

Assuming we are successful in developing the RadMax® Diesel Engine, we presently have no proven ability either to manufacture or market the engine. There is no assurance that we will be able to profitably manufacture and market engines.

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, and Mr. Vandeberg are directors and/or officers of both REGI U.S., Inc. and IAS Energy, Inc., each a public company. Additionally, Mr. Robertson and Ms. Lorette are directors/officers of Linux Gold Corp. and Teryl Resources Corp., each a public natural resource exploration company that shares office space and administrative staff with the Company. Mr. Robertson is a director and officer of SMR Investments Ltd., which holds approximately 15.4% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

•

the quality and reliability of our products and services;

•

our ability to develop new products and services superior to that of our competitors;

•

our ability to establish licensing relationships and other strategic alliances;

•

our pricing policies and the pricing policies of our competitors;

•

our ability to introduce new products and services before our competitors;

•

our ability to successfully advertise our products and services; and

•

general economic trends.

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

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less than $5.00.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 25,713,927 shares were issued and outstanding as of April 30, 2009 and 25,931,349 are outstanding as at November 10, 2009. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

The new company was formed and incorporated in British Columbia in November 1989, as Rand Energy Group Inc., which would hold all the rights, agreements and patents to the Rand Cam Engine. We acquired 1,200,000 of the issued and outstanding shares of Rand Energy Group Inc. while Rand Cam-Engine Corp. acquired 1,800,000 of the issued and outstanding shares.

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 6 and 7 of the Notes to the Audited Consolidated Financial Statements), controlled by Rand Energy Group Inc., a privately held British Columbia corporation ("Rand Energy").  REGI was formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 4,500,000 shares of REGI U.S. Inc., which shares had a carrying value of approximately US$Nil as of April 30, 2009.  The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.  During the year ended April 30, 2009 Rand sold approximately 24% of its interest in Regi for US$412,000.

At April 30, 2009, the market value of the REGI shares was US$1.25 million.

REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2009, a total of 27,997,824 shares of common stock of REGI U.S. were issued and outstanding of which 1,138,208 are owned by Rand Energy Group Inc.

Reg Technologies Inc. and REGI U.S., Inc. are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Diesel Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (our Canadian subsidiary 51% owned by the Company) which holds approximately a 4% interest in REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.   As at April 30, 2009 Rand Energy Group Inc. owes Reg Technologies $1,676,840 (2008 - $1,898,357) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

Our stock trades on the OTC BB under the symbol REGRF.OB and on the TSX Venture Exchange as RRE.V.

B.

BUSINESS OVERVIEW

Nature of the Company’s Operations

The Company is developing for commercialization an improved axial vane type rotary engine known as the RadMax® rotary technology (the "Technology" or the RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and Reg Technologies Inc., are currently designing and testing prototype RadMax® Diesel Engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications.

The world-wide marketing and intellectual rights, other than the U.S., are held by Reg Technologies Inc. REGI U.S., Inc. owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of RadMax® Engine and Reg Technologies Inc. will fund 50%.

To date, several prototypes of the RadMax® Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RadMax® Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RadMax® Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have tested the RadMax® technology for interested customers who want a license agreement.  To date we have granted an option for a license for certain applications for a Fortune 1000 company who are evaluating the RadMax® design and are currently assisting in the development at no cost to the Company.

During the year ended April 30, 2009, the Company’s efforts have been focused on the research, development and design of the Radmax rotary technology.

PRODUCTS AND PROJECTS

RadMax™  Rand Cam™  Technology

In June, 2008 and independent engineering assessment indicated that the RadMax® diesel engine will use 20% less fuel than a gasoline engine, and 50% less fuel than a turboprop jet engine.  The engineering assessment, performed by an independent company to evaluate the RadMax® technology, states “The RadMax® Diesel Engine Specific Fuel Consumption (SFC) will be less than 0.4 lb/hp/hr.”

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

From these calculations, the RadMax® diesel engine uses 20% less fuel than a gasoline (petrol) engine (0.4 vs. 0.5), and half of a turboprop jet engine (0.4 vs 0.8).

In July, 2008 an independent research firm, Emerging Issuer Growth Report, and its writer Ana Pastorfide, prepared a research report for REGI U.S., Inc. and Reg Technologies, Inc. on the RadMax® rotary engine. An interview of John Robertson, our President and CEO can also be viewed on www.emergingissuer.com.

In October 2008, Robert Grisar, REGI U.S.’s Vice President of Engineering for the RadMax® technology, was appointed a director of Reg Technologies Inc.  This appointment increased the number of board members from four to five.

Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies including airborne radar for fixed and rotary wing aircraft, shipboard-submarine-and torpedo sonar, and line-of-sight, meteor burst, and satellite communications systems. His commercial experience includes designing and implementing user interface and software for medical imaging and diagnostic systems. Previously, he was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

On October 30, 2008 the detailed design review of RadMax® diesel engine models and drawings developed using the Solid Works CAD/CAM/CAE package was completed. The improved design integrates features to simplify mechanical interfaces, reduce friction, and improve sealing.

REGI engineering commenced and completed the detailed design modeling for the RadMax® diesel engine using COSMOS, a design and analysis tool, verifying and improving the design with respect to stress (finite element analysis), temperature (thermal analysis), and material properties (metallurgy).  The analysis provided by COSMOS will be applied against all RadMax® design components including the rotor, cam, stator, vanes, and seals.

Following the successful completion of the COSMOS analysis, and review /approval by the evaluation company’s engineers and executives, our plans are to commence building the prototype diesel engine.  Testing the prototype will be a joint effort with the evaluation company.

The process of bringing a working prototype through a successful test program is a challenging effort. We originally estimated the time for completion of the prototype at approximately April 2009.  However, the scope and depth of technical reviews and analysis by the evaluation company’s engineers, while leading towards a significantly more robust design, delayed release of manufacturing drawings for competitive procurement.

The Company completed successful oil pumping tests using the RadMax® Pump. In these tests, the RadMax® Pump was operated at constant speed of 350 RPM.  For a short duration during the tests, the pump achieved the significant design specification of pumping twice its internal volume.

The Company extended the term of the evaluation agreement with the evaluation company until December 31, 2009.  All other terms of the evaluation agreement remain the same.  The Company believes the additional time spent, by both engineering teams, preparing and running computer simulations and analyzing models of the RadMax® design, prior to fabrication of a prototype, will shorten the total development time, and will increase the probability of success of a working model prototype for the diesel engine.

On May 22, 2009 drawings were released to start fabrication of a RadMax® Engine test rig.  The test rig is designed to test multiple versions of the RadMax® vane actuation systems. A cam device, driven by a variable speed motor, will propel the vane through its full range of axial motion prior to the implementation of a full scale RadMax® prototype.  The purpose of the test rig is to verify the vane actuation system design and make any modifications indicated by the tests prior to the implementation of a full scale prototype.  Flexibility in design will allow testing of an alternate vane actuation system, currently under development with the evaluation company. When testing commences, the test rig shall provide validation of vane motion, measurement position tracking, induced vibration, required forces, and other parameters. Potential future capabilities under consideration include adding high speed video to “capture” instantaneous changes in motion, balance and vibration, harmonics, and thermal cycling to measure changes as a result of temperature extremes.

We estimated that the test rig design could be completed in 4 to 6 weeks, and then commence the fabrication of the diesel engine application for the evaluation company.  We believe the testing of these important aspects of the evaluation company’s diesel engine application will determine the final design and fabrication will be the next important milestone.

Following completion of reviews by the evaluation company, and the COSMOS analysis, a Request for Proposals (RFP) was issued to three pre-qualified bidders to provide a fixed-price quotation versus a formal Statement of Work (SOW). The RFP was released 12 June 2009. We offered a 30-day period for review of drawings, and responses to questions. After the review period, bidders will have 10 days to submit a quotation and schedule for each line item. The closing date of the open discussion period was 10 July 2009. The closing date for receipt of the proposals was 28 July 2009.  When a comparative analysis is performed of the proposals received, we will have fixed-price quotations for expected cost and schedule. We will require 2-3 weeks to perform a comparative analysis of proposal.  Following final review and approval  by the evaluation company, we plan to make an award to the most responsible and compliant bidder.

With this approved design, the RadMax® Diesel Engine test program will start shortly after receipt of the RadMax® parts and assemblies. The tests will initially validate seal performance, vane actuation, pressurization, and lubrication. A series of tests will verify other technology areas, already proven by extensive analysis.

The phase 1 tests will validate the mechanical, sealing, and friction aspects of the engine design to quantify inherent parameters and validate the results of analysis, as follows:

•

Verify Weight and Dimensions of Each Component

•

Trial Assembly

•

Final Assembly

•

Trial Fitment of Engine Accessories

•

Test Stand Preparation and Engine Installation on Test Stand

•

Cold Performance Motoring Tests

•

Increased RPM Performance Motoring Test. Increase RPM

•

High Speed Performance Testing

•

Repeat Steps 1 to 8 With Alternate Seal Configurations

All tests steps must result in success. Failure of any test step requires retest of that step, which might include redesign or rework of parts and assemblies. The ultimate success of the phase 1 tests is to measure pressure and temperature increase in the RadMax® Diesel Engine sufficient to sustain continuous combustion.

The phase 1 test schedule is estimated at 3 months following receipt of the delivered RadMax® Diesel Engine parts and assemblies. The test location will be determined by competitive bid.

Following successful completion of the phase 1 tests, the phase 2 tests will validate thermodynamics and cooling aspects of the technology. Some RadMax® Diesel Engine parts and assemblies could require modification. We anticipate that such modifications, if any, will be minor.

The phase 2 tests require the integration of engine accessories and sensors as follows:

•

Cooling management (radiator, hoses, fan, water pump, etc.)

•

Lubrication oil management (sump, pump, hoses, filter, etc.),

•

Fuel management (common rail injection system, fuel lines, fuel injectors, fuel tank, etc.)

•

Ignition management (control unit, sensors, wiring, etc.)

•

Starting management (starter, battery, cables, etc.)

•

Air management (plenum, hoses, filter, muffler, etc.)

The phase 2 tests are summarized by the following:

•

Hot Performance Starting Tests, with fuel

•

Hot Performance One-Minute Test, with fuel

•

Hot Performance Multiple-Minutes Test, with fuel

•

Hot Performance Starting Tests, with fuel

•

Hot Performance One-Minute Test, with fuel

•

Hot Performance Multi-Minute Test, with fuel

•

Post Engine Test, Teardown and Inspection

•

Performance Measurement (one-hour run-in)

•

Endurance Measurement (three-hour run-in)

•

Develop Horsepower vs. Torque Curves

•

24 X 7 Test

The phase 2 test schedule is estimated at 3 months following receipt successful completion of the phase 1 tests. The test location will be determined by competitive bid. The successful bidder must have the requisite facilities, equipment, and personnel to perform the tests, which characterize the RadMax® Diesel Engine. The characterization consists of performance curves for power, torque, and fuel consumption.

The objective of the new improved diesel engine design is to make significant improvement over all existing engine designs in use today.  The RadMax® engine reduces weight, number of parts, and complexity, and will use less fuel, and, therefore, reduce hydrocarbons.

The design incorporates changes recommended to date by us and the evaluation company. Engineers have analyzed the stress deflections of the vane actuator forces and these are now acceptable for the new diesel engine implementation.

These costs are identified as master design integrator, prototype fabrication, and labour expense, estimated approximately as US$200,000 each, with planned expenditure over the next 6 months.

Corporate

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

Except for the Wankel rotary engine built by Mazda of Japan, no competitor, that we are aware of, presently produces in a commercial quantity any rotary engine similar to the engines we are developing. The Wankel rotary engine is similar only in that it is a rotary engine rather than a reciprocating piston engine. Without substantially greater financial resources than is currently available to us, however, it is very possible that it may not be able to adequately compete in the engine business. One competitor, Rotary Power International, is presently producing the first production SCORE rotary (Wankel type) engines. Our RadMax® Diesel Engine is more fuel efficient, smaller, quieter, costs less to produce and will have fewer exhaust emissions.

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

The conventional piston type internal combustion engine is the prime competitor of the RadMax® Diesel Engine. Due to the substantial infrastructure built up to support the standard combustion engine, substantial barriers to entry exist into this market.

A number of the new engine designs over the last decade have offered advantages on the thermodynamics front (e.g. more efficient use of energy through better combustion, better heat transfer, etc.). In the case of the RadMax® Diesel Engine, its strong point it believed to be in its mechanism, not in its thermodynamics. Whether or not the engine's mechanism alone will provide the competitive edge necessary to result in a marketable and successful product is unknown at this time.

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

Significant competition exists from engine manufacturers and engineering firms specializing in the development of internal combustion engines technology for the automotive, marine, motorcycle and small engine industry. Such competition also exists in the pump and compressor markets which may utilize the Rand Cam technology in their products. Many of these companies have substantially greater resources for research, development and manufacturing than us. It is possible that our competitors may succeed in developing technologies and products that are more effective or commercially acceptable. We believe, based on its testing of the RadMax® Diesel Engine that the engine is a superior overall engine package to the reciprocating piston engine. This assessment is made on the basis of the RadMax® Diesel Engine’s potential for reduced engine weight and packaging volume, improved performance, and possibly lower manufacturing costs.

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

Marketing Strategy

We intend to pursue the development of the RadMax® Diesel Engine by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the RadMax® Diesel Engine. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

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

Two additional patents have been issued for improvements to the engine including: U.S. Patents 5,509,793 “Rotary Device with Slidable Vane Supports, issued April 24, 1996 and 5,551,853 “Axial Vane Rotary Device and Sealing System” issued September 3, 1996.

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

C.

ORGANIZATIONAL STRUCTURE

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 2a of the Notes to the Audited Consolidated Financial Statements), a 9% owned U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS.OB. Refer to Exhibit 8.1 outlining our subsidiary structure.

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

Source of Funds for Fiscal 2009/2010

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

The audited consolidated financial statements have been prepared assuming that the Company will continue as a going-concern.  As discussed in Note 1 to the audited consolidated financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in Note 1. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Use of Funds for Fiscal 2009/2010

We anticipate that our cash requirements for the fiscal year ending April 30, 2010 will remain consistent with those for the fiscal year ended April 30, 2009.

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

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 14 to the consolidated financial statements for a reconciliation to U.S. GAAP.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Diesel Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone mounting losses to date totaling $13,787,088 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $290,087. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A.

OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2009 compared to fiscal year ended April 30, 2008

For the year ended April 30, 2009, the Company realized a net loss of $456,090 or $0.02 per share, as compared to net loss of $536,329 or $0.02 per share for the year ended April 30, 2008.  This decrease in net loss is mainly due to the deconsolidation of a subsidiary on April 30, 2008 and the exchange fluctuations as a result of a fluctuating Canadian dollar.  The de-consolidated former subsidiary accounted for as an equity investment resulted in a non-controlling interest decrease from $761,463 to $nil in 2009 and the gain on issue by investee of its own shares decreased from $228,934 in 2008 to $nil in 2009.  The strengthening Canadian dollar resulted in a foreign exchange gain of $59,268 in 2009 versus an exchange loss of $27,313 in 2008.  In addition, net operating expenses decreased as a result of a concentrated attempt to decrease costs in response to the downturn in the investor market.  Stock-based compensation decreased by $156,323 to $90,736 in 2009 compared to $247,059 in 2008.  Wages and benefits decreased by $170,410 to $24,313 in 2009 compared to $194,723 in 2008.  Investors' relations decreased $159,398 to $22,285 in 2009 compared to $181,683 in 2008 due to reduced investor relations activity.  Travel and promotion decreased by $89,047 in 2009 to $29,616 compared to $118,663 in 2008 due to reduced travel and promotional activity.  Advertising and promotion decreased by $47,357 in 2009 to $100,159 compared to $147,516 in 2008 due to reduced promotional activity.  Professional fees decreased by $86,566 in 2009 to $145,407 compared to $231,973 in 2008 due to lower accounting and audit fees incurred. The decrease in net loss for the year ended April 30, 2009 was also offset by gains of $347,099 due to the sale of investee’s shares compared with gains of $261,351 in 2008.

Fiscal Year Ended April 30, 2008 compared to Fiscal year Ended April 30, 2007 (restated)

Result of operations was a net loss of $536,329 ($0.02 per share) for 2008 as compared to net loss of $641,453 ($0.03 per share) for 2007.

No revenues from the sale or licensing of any technology were realized in 2008 or 2007.

In 2008, the Company recognized a gain of $261,351 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $261,820 which resulted in a disposition of 0.67% of its ownership in this subsidiary. The decrease in net loss is mainly due to the fact that the Company had a decrease on administrative expenses expense of $249,524 in 2008. Gain on sale of subsidiary’s shares decreased by $355,623 from $616,974 in 2007 to $261,351in 2008. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $81,520 from $147,414 in 2007 to $228,934 in 2008. Interest income decreased from $14,414 in 2007 to $1,276 in 2008. Non-controlling interest increased by $293,505 from $467,958 in 2007 to $761,463 in 2008. Research and development increased by $71,513 to $276,616 in 2008 from $205,103 in 2007 while general and administrative expenses decreased by $249,524 to $1,428,432 in 2008 from $1,677,956 in 2007. This net decrease is a result of less activity in the Company. Professional fees decreased by $27,196 from $259,169 in 2007 to $231,973 in 2008. Stock-based compensation for 2007 was $296,528 compared to $247,059 in 2008.

Fiscal Year Ended April 30, 2007 (restated) compared to Fiscal year Ended April 30, 2006 (restated)

Results of operations were a net loss of $641,453 ($0.03 per share) for 2007 as compared to net loss of $263,594 ($0.01 per share) for 2006.

No revenues from the sale or licensing of any technology were realized in 2007 or 2006.

In 2007, the Company recognized a gain of $616,974 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $621,526 which resulted in a disposition of 0.99% of its ownership in this subsidiary. General and administrative expenses increased by $259,008 to $1,677,956 in 2007 from $1,418,948 in 2006. This increase is mainly a result of increases in wages of $110,000 as well as increases in professional fees of $141,000 to $259,169 in 2007 from $118,000 in 2006. Advertising increased by $71,000 to $124,000 in 2007 as compared to $53,000 in 2006. In 2006, the Company recorded an impairment loss for the costs of distribution rights for the Anuvu fuel cell technology of $245,356.

In 2006, the Company recognized a gain of $385,853 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $390,653, which resulted in a deemed disposition of 1.15% of its ownership in the subsidiary.

B.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our equity accounted investee, REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc., to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $929,600 at November 5, 2009. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

Liquidity

Fiscal year ended April 30, 2009

During the year ended April 30, 2009, we financed our operations and received $659,679 by:

•

share subscriptions received in the amount of $611,815; and

•

$472,730 from investing activities through the sale of our investee’s shares and warrants in the open market offset by advances to the investee and other affiliates of $424,126.

The Company’s cash position increased to $1,107 at April 30, 2009 as compared to $258 at April 30, 2008.

The Company owns 4.5 million (directly or indirectly) shares of REGI U.S., Inc. (“REGI”) (a U.S. public company), and formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Rand Energy Group Inc., a subsidiary of the Company, and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the technology.  As at April 30, 2009 Rand Energy Group Inc. owes Reg Technologies $1,676,840 (April 30, 2008 - $1,898,357) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

During the fourth quarter ended April 30, 2009, the Company’s received US$321,000 through the sale of approximately 22% of its interest in REGI which will be allocated to administrative operations of the Company and the development costs of the RadMax® engine.

The costs the Company has identified for the RadMax® engine are the master design integrator, prototype fabrication, and labour expense, estimated approximately at US$200,000 each, with planned expenditures over the next 6 months.

Fiscal year ended April 30, 2008

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

During the fiscal year ended April 30, 2008, we used cash in the amount of $1,348,819 on operating activities:

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

Fiscal year ended April 30, 2007 (restated)

During the fiscal year ended April 30, 2007, we financed our operations and received $552,935 by:

(i)

issuing capital stock for $552,935;

During the fiscal ended April 30, 2007, we used cash in the amount of $1,198,000 on operating activities through:

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

Capital Resources

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 25,713,927 shares were issued and outstanding as of April 30, 2009 and 25,931,349 are outstanding as at October 23, 2009. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

As at April 30, 2009, the Company had working capital of $290,087 as compared to working capital of $40,324 at April 30, 2008.  Of the $290,087, $536,438 is due from REGI U.S., Inc. (“REGI”).  This receivable relates mainly to project costs as REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of RadMax® Engine and Reg Technologies Inc. will fund 50%.  REGI had only US$NIL cash and a US$754,665 working capital deficiency at its April 30, 2009 year end.

During the year ended April 30, 2009, we used cash in the amount of $658,830 on operating activities as compared to $1,348,819 for the same period last year for a decrease of $689,989.  This is a result of the Company incurring less operating expenses during 2009 in comparison to 2008.

On July 31, 2008, the Company completed a private placement, whereby it issued 1,315,168 units at $0.40 per unit for proceeds of $526,067.  Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to acquire one additional common share for a period of one year at $0.50 per share and at $0.60 per share in the second year.  The Company incurred finders’ fees of $22,212 in connection with the above private placement, which are included in share issuance costs.

On April 1, 2009, the Company completed a private placement, whereby it issued 456,000 units at $0.25 per unit for proceeds of $114,000.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Two one-half warrants entitle the holder to purchase one additional share of common stock at a price of $0.35 per share for one year.  $12,500 was purchased by insiders. The second tranche as proposed was not completed. Cash finders’ fees of $6,040 were paid on non-insider subscriptions.

Net proceeds of approximately $107,960 from this first tranche of the private placement were used for development and evaluation of the RadMax®, accounts payable and working capital.

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our former subsidiary REGI U.S., Inc.  We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc.  The Company also indirectly and directly owns approximately 4,500,000 shares of REGI U.S., Inc. with a carrying value of US $Nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI US.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 4,500,000 shares of REGI U.S. Inc., which shares had a carrying value of approximately US$Nil as of April 30, 2009.  The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.  During the year ended April 30, 2009 Rand sold approximately 24% of its interest in REGI for US$412,000.

At April 30, 2009, the market value of the REGI shares was US$1.25 million.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its RadMax® Diesel Engine and mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.  As the Company is in the development stage, its principal source of funds is from the issuance of common shares.

The Company has been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties.  Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.  In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash, receivables, related party receivables, advances to equity accounted investee, and short term investments balances.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include a share offering, will be sufficient to carry its research and development plans and operations through its current operating period.  The funds are raised through REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market.

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP.  There are differences between Canadian and U.S. GAAP and such differences are summarized in Note 14 to the audited consolidated financial statements included herein.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The basic research and development work on the RadMax® Diesel Engine is being coordinated and funded by Reg Tech and REGI U.S., Inc. and funded as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RadMax® Diesel Engine.

During the last two fiscal years, excluding foreign exchange adjustment, we spent $462,569 on research and development. During the past year, development costs have been assumed by a third party who are evaluating the RadMax® Diesel Engine design.

D.

TREND INFORMATION

See “Item 4. -  Information on the Company,  - Part B., Business Overview”

E.

OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2009.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Capital (Finance) Lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Operating lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Purchase Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Other Long-term liabilities reflected on the Company’s Balance sheet under Canadian GAAP	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Total	Nil	Nil	Nil	Nil	Nil

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

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 4% (2008 – 9%) interest in REGI. The Company also owns a 12% (2008 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6 to the audited consolidated financial statements ) and consequently the investment in REGI has been accounted for as an equity investment.

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

Research and development costs

The Company carries on various research and development activities to develop its technology.  Research costs are expensed in the periods in which they are incurred.  Development costs that meet all of the criteria to be recognized as an intangible asset, including reasonable expectation regarding future benefits, are capitalized and are amortized over their expected useful lives.  To date the Company has not capitalized any development costs.

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

Financial instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments – Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet  date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash, interest receivable, due from related parties, advances to equity accounted investee, accounts payable, and a financial instrument liability.  The carrying values of these financial instruments approximate their fair value unless otherwise noted.

Cash is measured at face value, representing fair value, and classified as held-for-trading.  Interest receivable, due from related parties, and advances to equity accounted investee, which are measured at amortized cost, are designated as loans and receivables.  Accounts payable, which is measured at amortized cost, is designated as other financial liabilities.  The financial instrument liability, which is measured at fair value, is classified as held-for-trading.

The Company does not use any hedging instruments.

Comprehensive income (loss)

The Company follows the CICA Section 1530, “Comprehensive Income”. Section 1530 establishes standards for the reporting and presenting of comprehensive income (loss) which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss).

Newly Adopted Standards

On May 1, 2008, the Company adopted new CICA accounting standards related to accounting changes, capital disclosures, financial instruments – presentation and disclosure, going concern and credit risk.  These standards were adopted on a prospective basis and are primarily related to disclosures. There were no adjustments recorded to opening balance sheet items or deficit as a result of the adoption of these standards.

Accounting Changes – CICA Handbook Section 1506

This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosure – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures in Note 13 as recommended by this new section.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards will replace CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation.  These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  The Company has included disclosures recommended by this new section in Note 3 to these consolidated financial statements.

General Standards of Financial Statement Presentation – CICA Handbook Section 1400

In June 2007, the CICA modified Section 1400 “General Standards of Financial Statement Presentation” to require management assess the Company’s ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included disclosures in Note 1 as recommended by this new section.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – EIC 173

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

As of April 30, 2009, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2009.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2009	1982
Jennifer Lorette *	Director	Annual Shareholders Meeting for fiscal 2009	2001
James Vandeberg *	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2009	2004
Susanne Robertson *	Director	Annual Shareholders meeting for fiscal 2009	1984
Robert Grisar	Director	Annual Shareholders meeting for fiscal 2009	2008

* Indicates member of the Issuer's audit committee.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C.

Since October 1982, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor, previously controlled by Reg Technologies Inc. Mr. Robertson is President and Chief Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company which trades on the OTC bulletin board. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of JGR Petroleum, Inc a private company. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette, Richmond, B.C.   In April 1994, Ms. Lorette was appointed Vice President of Administration for Reg Technologies, Inc., became a director in 2001, and ceased to be an officer of the company in 2006.  Ms. Lorette is a director of Linux Gold Corp., a British Columbia company traded on the OTC BB. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. REGI U.S.was previously controlled by Reg Technologies Inc. Ms. Lorette is a founder, and has been Secretary and a director of IAS Energy, Inc. since February 1995. In November 1997 Ms. Lorette was appointed Vice President of Teryl Resources Corp., a public company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration, but ceased to be an officer in 2006. She also became a director in February 2001. Ms. Lorette is a citizen and resident of Canada.

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

James L. Vandeberg, Sammamish, WA

Mr. Vandeberg has been a director of the Company and its Chief Financial Officer since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board.  Mr. Vandeberg is also a director of ASAP Expo Inc. since 2005.  He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

Robert Grisar, Kirtland, OH

Mr. Grisar was appointed a director of the Company in September, 2008. Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies. Mr. Grisar was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serves at the discretion of the Board of Directors.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. We filed the required documents on SEDAR on September 11, 2009, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 15, 2009. Additionally, we received notification from the TSX Venture Exchange that it had suspended trading in the Company’s shares as a result of the cease trade order. Reinstatement to trading can occur only when the cease trade order is revoked and the Exchange has concluded its reinstatement review to ensure the Company has satisfactorily complied with the Exchange requirements.  The TSX Venture Exchange reinstated the Company’s shares for trading on September 21, 2009.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for IAS Energy, Inc., a company with related directors and officers, citing a failure to file its annual audited financial statements and its annual management and discussion. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements.  On October 2, 2009, IAS Energy received another cease trade order from the BCSC citing failure to file its financial statements for the three months ended July 31, 2009.  These financials statements have not yet been filed as at the date of this 20-F.

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

Other than the Cease Trade Orders issued against the Company, IAS Energy, Inc. and Linux Gold Corp, no Director and/or member of Senior Management had been the subject of any order, judgement, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.

COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

During the fiscal year ended April 30, 2009, the Company granted 375,000 stock options to two directors and a consultant exercisable at $0.21 per share, up to April 22, 2014, and 400,000 stock options to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013, the details of which are set out below.

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended April 30, 2009, the Company had two Named Executive Officers: Mr. John Robertson, President, and Mr. James Vandeberg, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended April 30, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, CEO (1)(2)(3)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	31,240 (3*) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,688 30,000	61,240 30,688 30,000
James Vandeberg, CFO(4)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	15,620 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,620 Nil Nil

(1)

Mr. Robertson is also a director and receives annual compensation of $6,000 in that capacity. See Note 6 herein with respect to NEO fees, and “Director Compensation – Narrative Discussion”.

(2)

Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Management Contracts”.

(3)

Mr. Robertson’s option-based awards granted during 2009 consisted of 100,000 stock options expiring on August 1 2013, at an exercise price of CDN$0.40 and fair value of CDN$0.3124 per share.

(4)

Mr. Vandeberg is also a director but does not receive any compensation in that capacity. Mr. Vandeberg’s option-based awards granted during 2009 consisted of 50,000 stock options expiring on August 1, 2013, at an exercise price of CDN$0.40 and fair value of CDN$0.3124 per share.

(5)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Mr. Robertson, a director and President, and Mr. Vandeberg, a director and CFO of the Company, do not receive fees directly, but received compensation through certain service agreements described below.

Pursuant to a management agreement dated May 1, 1996, the Company engaged SMR Investments Ltd. to provide services to the Company.  SMR is a private company which is controlled by Susanne Robertson, a director of the Company and the spouse of the Company’s president.  The Company’s President is also a director and officer of SMR.  SMR provides management services to the Company in consideration of a monthly fee of $2,500 plus applicable taxes. These services include providing general management services and ongoing operations.  The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2009 and 2008, the Company paid or accrued to SMR the sum of $30,000 and $30,688 respectively.

During the year ended April 30, 2009, $5,431 (2008 - $65,003) in professional fees were incurred with a law firm of which a partner of the law firm is Mr. Vandeberg, an NEO, officer and director of the Company.

In the event the Optionee ceases to be employed by the Company (other than the result of termination with cause or death) or ceases to act as a director or officer of the Company or a subsidiary of the Company any option held by such Optionee may be exercised within 90 days after the date such Optionees ceases to be employed as an officer, director, employee or employee of a company providing management services to the Company, in respect of which such option has not been previously exercised, and thereafter his option shall expire and all rights to purchase shares hereunder shall cease and expire and be of no further force or effect

Refer also to the Compensation Discussion and Analysis section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	750,000 100,000	0.30 0.40	Oct 20, 2010 Aug 1, 2013	Nil Nil	Nil Nil	Nil Nil
James Vandeberg	50,000	0.40	Aug 1, 2013	Nil	37,500	Nil

The closing price of the Company’s shares on the TSX Venture Exchange on April 30, 2009 was $0.18.

Incentive Plan Awards – value vested or earned during the year

200,000 incentive stock options vested during the year ended April 30, 2009 which were held by the NEOs.

During the year ended April 30, 2009, neither of the NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Director Compensation

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended April 30, 2009, in their capacity as a director of the Company.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, (1)(2)(3)	2009 2008 2007	6,000 6,000 6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,000 6,000 6,000
James Vandeberg, (4)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson (2) (9)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette (7)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Grisar (8)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Robertson is also an NEO and receives compensation in that capacity. See above.

(2)

Mr. Robertson is a director of SMR Investments Ltd., and Mrs. Robertson, the wife of John Robertson, is the majority shareholder of SMR.  SMR received or is to receive $2,500 per month from the Company for management services provided to the Company. These fees are not deemed to represent directors’ fees. See above.

(3)

Mr. Robertson received option-based awards granted during 2009 as an officer of the Company, not in his capacity as a director.  See above.

(4)

Mr. Vandeberg is also an NEO and received compensation in that capacity.  Stock options granted during the year ended April 30, 2009 were granted in his capacity as an officer.

(5)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

(7)

Ms. Lorette’s option-based awards granted during 2009 consisted of 50,000 stock options expiring on August 1, 2013 at an exercise price of CDN$0.40 and fair value of CDN$0.3124 per share; and 75,000  stock options expiring on April 22, 2014 at an exercise price of CDN$0.21and fair value of CDN$0.1830 per share.

(8)

Mr. Grisar’s did not receive any option-based awards during 2009 or in prior years. .

(9)

Mrs. Robertson’s option-based awards granted during 2009 consisted of 250,000 stock options expiring on April 22, 2009 at an exercise price of CDN$0.21 and fair value of CDN$0.3124 per share.

Narrative Description

Other than John Robertson, no directors of the Company were compensated during the financial year ended April 30, 2009 for services in their capacity as directors.

Other than as described above, Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended April 30, 2009 for services as consultants or experts.

Mr. Vandeberg, a director and CFO of the Company, Mr. Grisar, a director of the Company, and Ms. Lorette, of the Company, do not receive directors’ fees, but received compensation through certain service agreements described below.

During the year ended April 30, 2009, $5,431 (2008 - $65,003) in professional fees were incurred with a law firm of which a partner of the law firm is Mr. Vandeberg, an NEO, officer and director of the Company.

During the year ended April 30, 2009, management and directors’ fees of $20,050 (2008 - $23,500) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Incentive Plan Awards

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the directors and outstanding at the end of the most recently completed financial year. During the most recently completed year, 525,000 stock options were granted to four directors.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	750,000 100,000	0.30 0.40	Oct. 20, 2010 Apr. 22, 2014	Nil	N/A N/A	N/A
James Vandeberg	50,000	0.40	Aug 1, 2013	Nil	37,500	N/A
Susanne Robertson	250,000	0.21	Apr 22, 2014	Nil	N/A	N/A
Jennifer Lorette	50,000 75,000	0.40 0.21	Aug 1, 2013 Apr 22, 2014	Nil	N/A N/A	N/A N/A
Robert Grisar	Nil	N/A	N/A	N/A	N/A	N/A

 (1) the closing price of the Company’s common shares on the TSX Venture Exchange on April 30, 2009 was $0.18

Non-Cash Compensation

Other than stock options were granted by the Company during the financial year ended April 30, 2009 to the directors no other non-cash compensation was paid.

There were no exercises of stock options during the financial year ended April 30, 2009 by the directors who are not a Named Executive Officer.  There were 381,250 unexercised options at the financial year end held by directors who are not a Named Executive Officer, none of which were in-the-money.

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

D.

EMPLOYEES

As of April 30, 2009, we did not have any employees; five part-time consultants were contracted. Much of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.

SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at October 23, 2009:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	4,059,752	15.66%
Jennifer Lorette (3)	183,400	*
Susanne Robertson (4)	4,588,728	17.7%
James Vandeberg (5)	100,000	*

(1)

As at October 23, 2009 there were 25,931,349 issued and outstanding common shares. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.

(2)

Includes 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.  This amount also includes 449,700 shares common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, who is sole director, president and secretary. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by Rainbow Networks.   This amount also includes 1,169,853 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust.   It also includes 850,000 stock options.

(3)

Includes 175,000 stock options.

(4)

Includes 589,975 held directly by Mrs. Robertson.  SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 3,998,753 common shares representing 17.7% of our outstanding common shares. This amount also includes 250,000 stock options.

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

At April 30, 2009, we are aware of two shareholders who own 5% or greater of the voting shares of the Company.

Susanne Robertson, our director, owns or controls 4,588,278 of our issued and outstanding common shares. Of these, 589,975 common shares are held directly and the balance of 3,998,753 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.  Mrs. Robertson does not have any different voting rights.

John Robertson, our President and a director, owns or controls 3,610,052 of our issued and outstanding common shares. Of these 1,321,669 are held directly; and 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a corporation which is owned and controlled by the Robertson Family Trust, and 1,169,853 shares registered in the name of JGR Petroleum Inc., a corporation owned by the Robertson Family Trust.  The beneficiary of the Robertson Family Trust is Kelly Robertson, daughter of John G. Robertson.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

On October 9, 2009, our shareholders list showed 25,931,349 common shares outstanding with 496 registered shareholders.  The direct and indirect holding by depository institutions and other financial institutions is estimated as 70 holders of record resident in Canada, holding an aggregate of 13,537,505 common shares; 422 holders of record resident in the United States, holding an aggregate of 12,335,544 common shares; and 4 holders of record resident elsewhere holding an aggregate of 58,300 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of the Company.

B.

RELATED PARTY TRANSACTIONS.

Under a three-year Management Agreement entered into on May 1, 1996 between us and SMR Investments Ltd., and approved by the TSX Venture Exchange, SMR, a private company owned by Susanne M. Robertson, one of our directors and wife of John G. Robertson, receives $2,500 per month for management services provided to us. This contract has been renewable annually after the initial term ended May 1, 1999. Accordingly, SMR incurred management fees of $30,000 in each of fiscal years 2009, 2008 and 2007.

A director's fee of $6,000 was paid to John G. Robertson, our President, in each of fiscal years 2009, 2008 and 2007.

We had equity accounted investee advances owed to the Company of $536,438 at April 30, 3009 compared to $112,312 at April 30, 2008 compared to $Nil at April 2007 year-end, and we also had related party advances owed to the Company of $19,537 at April 30, 2009 compared to $16,491at April 30, 2008 compared to $58,420 at the end of April 2007 year end. These were unsecured, non-interest bearing and with no fixed terms of repayment.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

During the fiscal year ended April 30, 2009 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2009 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 8 of the financial statements for the years ended April 30, 2009 and 2008.

C.

INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See page F-1 to F-26 following Item 19.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.

SIGNIFICANT CHANGES

On September 25, 2008, the Company’s Board of Directors dismissed Smythe Ratcliffe LLP as its independent registered public accounting firm. James Stafford, Inc. Chartered Accountants were appointed as the new independent registered public accounting firm of the Company on September 25, 2008, which appointment was ratified by the shareholders of the Company at its annual general meeting of shareholders on October 29, 2008. Subsequent to the year ended April 30, 2009, on July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the Company’s principal accountants.  Upon recommendation of our Audit Committee, on August 6, 2009, our board of directors appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as the Company’s new independent principal accountant.  James Stafford, Inc. did not issue an audit report.

Smythe Ratcliffe LLP’s audit report of the Company’s financial statements for each of the years ended April 30, 2008 and 2007, and Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants audit report of the Company’s financial statements for the year ended April 30, 2009 included language expressing substantial doubt as to the Company’s ability to continue as a going concern. The audit report contained no other adverse adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

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

		TSX Venture		OTC BB*
		High	Low	High	Low
		CDN $	CDN $	US $	US $
				High-Bid*	Low-Bid*
2007
	1st Quarter ended July 31/06	0.90	0.52	0.79	0.25
	2nd Quarter ended October 31/06	0.80	0.38	0.671	0.31
	3rd Quarter ended January 31/07	0.71	0.50	0.56	0.40
	4th Quarter ended April 30/07	0.75	0.42	0.66	0.30
2008
	1st Quarter ended July 31/07	0.76	0.50	0.66	0.37
	2nd Quarter ended October 31/07	0.59	0.45	0.53	0.40
	3rd Quarter ended January 31/08	0.59	0.35	0.51	0.281
	4th Quarter ended April 30/08	0.52	0.415	0.49	0.39
2009
	1st Quarter ended July 31/08	0.57	0.39	0.57	0.36
	2nd Quarter ended October 31/08	0.47	0.14	0.38	0.12
	3rd Quarter ended January 31/09	0.32	0.09	0.25	0.09
	4th Quarter ended April 30/09	0.35	0.18	0.28	0.13

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

The following table shows the high and low closing prices of our stock traded on the TSX Venture and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	CDN $	CDN $	US $	US $
			High-Bid*	Low-Bid*
Month (2009)
May	0.23	0.18	0.27	0.15
June	0.23	0.19	0.14	0.19
July	0.27	0.21	0.24	0.12
August	0.24	0.17	0.24	0.15
September	0.24	0.17	0.18	0.15
October	0.30	0.17	0.22	0.16

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

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value.  Of the 50,000,000 common shares without par value, 25,713,927 shares were issued and outstanding as of April 30, 2009 and 25,931,349 are outstanding as at November 10, 2009. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C.

MATERIAL CONTRACTS

During the past two years ended April 30, 2009 and April 30, 2008, we were not subject to or entered into any material contracts.

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS.

Our financial statements included in this Annual Report for the year ended April 30, 2009 were audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants; our financial statements for the years ended April 30, 2008 and 2007 were audited by Smythe Ratcliffe LLP, Chartered Accountants, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I.

SUBSIDIARY INFORMATION.

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (see Note 7 of the Notes to the Consolidated Financial Statements), U.S. subsidiary of Rand Energy Group Inc.  The Company owns 51% of Rand Energy Group Inc.. Refer to Exhibit 8.1 outlining our subsidiary structure.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•

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

The Company’s material weakness in its internal control over financial reporting relates, in part, to the monitoring and review of work performed by our management accountants in the preparation of financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit. All of our financial reporting is carried out by our contracted management accountants.

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

This discovery represented a deficiency due to sophisticated and highly technical accounting issues which were discovered by the Company’s then management accountants.  In order to mitigate this material weakness to the fullest extent possible, during the fiscal year ended April 30, 2009, the Company replaced its management accounting professionals with new management accountants with the requisite technical accounting knowledge, and will more closely monitor the work of, and communicate with, our new management accountants.

We further concluded that our internal control over financial reporting was not effective as at April 30, 2009 due to inadequate segregation of duties and effective risk assessment. We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee in part, due to our relatively small size, and due to our status as a “Venture” issuer under Canadian securities rules, and the rules of the TSX Venture Exchange. In 2009, we had no employees and we relied upon the services of chartered accounting firms in Vancouver, BC, Canada and Langley, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 60 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.

CODE OF ETHICS

We have not adopted a formal written code of ethics.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2009 Fiscal Year (CAD$)	2008 Fiscal Year (CAD$)

(a) Audit Fees	$27,940	$59,500

(b) Audit-Related Fees	$2,500	$nil

(c) Tax Fees	$nil	$nil

(d) All Other Fees	$nil	$nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, James Vandeberg and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed James Stafford, Inc., Chartered Accountants, as our principal accountant to audit our consolidated financial statements for the fiscal year ended April 30, 2009. On July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the Company’s principal accountants.  On August 4, 2009 the Board of Directors appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants..

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

Audit Fees

The aggregate audit fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended April 30, 2009 were $27,940  The aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended April 30, 2008 and April 30, 2007 were $59,500 and $29,750, respectively. For Audit Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2009 and 2008 was 100%.

Audit Related Fees

The aggregate audit fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants billed for assurance and related services for the fiscal year ended April 30, 2009 were $Nil.  The aggregate fees billed for assurance and related services by Smythe Ratcliffe LLP Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended April 30, 2008 and April 30, 2007, which are not reported under the heading "Audit Fees" above, were $2,500 and $Nil, respectively.  The Audit Related Fees incurred during fiscal 2008 and 2007, were 100%  pre-approved by our Audit Committee prior to commencement of the services.

Tax Fees

The aggregate tax fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for tax compliance, tax advice and tax planning for the fiscal year ended April 30, 2009 were $Nil.  For the fiscal years ended April 30, 2008 and April 30, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Smythe Ratcliffe LLP Chartered Accountants, as applicable, were $Nil and $Nil, respectively. For Tax Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Tax Related Fees pre-approved by our Audit Committee during fiscal 2008 and 2007 was 100%.

All Other Fees

The aggregate fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for products and services other than the services set out above for the fiscal year ended April 30, 2009 were $Nil.  For the fiscal years ended April 30, 2008 and April 30, 2007, the aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively. Had there been any Other Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 14 to the consolidated financial statements for a reconciliation to U.S. GAAP. The consolidated financial statements as required under Item 17 are included immediately following the text of this Report.

ITEM 18.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

(a)

The following audited consolidated financial statements, together with the report of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for the fiscal year ended April 30, 2009, and the report of Smythe Ratcliffe LLP for fiscal 2008 and 2007, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index to Consolidated Financial Statements

Independent Auditors’ Reports

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

(b)

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)

4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)

4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(10)
15.1	Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants	(10)
15.2	Consent of Smythe Ratcliffe LLP	(10)

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

REG TECHNOLOGIES INC.

REGISTRANT

Dated:

November 13, 2009

By:

/s/  John G. Robertson

John G. Robertson

President/Secretary/Director

Exhibit 8.1

List of Parents and Subsidiaries of the Company

Reg Technologies Inc.

(a British Columbia corporation)

Rand Energy Group Inc.

(a British Columbia corporation)

(51% owned by Reg Technologies Inc.)

EXHIBIT 12.1

CERTIFICATION  PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED BY SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, John Robertson, certify that:

1.

I have reviewed this annual report of Reg Technologies Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

DATED at Richmond, British Columbia, Canada, as of November 13, 2009.

/s/  “John G. Robertson”

John G. Robertson, President and Director

EXHIBIT 12.2

CERTIFICATION  PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED BY SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, James Vandeberg, certify that:

1.

I have reviewed this annual report of Reg Technologies Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

DATED at Seattle, WA, as of November 13, 2009.

/s/  “James Vandeberg”

James Vandeberg, Chief Financial Officer and Director

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, John G. Robertson, President (principal executive officer) of Reg Technologies Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Reg Technologies Inc. for the year ended April 30, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Reg Technologies Inc.

Richmond, BC, Canada

by:   /s/ John G. Robertson

November 13, 2009

John G. Robertson

President (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Reg Technologies Inc. and will be retained by Reg Technologies Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, James Vandeberg, Chief Financial Officer of Reg Technologies Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Reg Technologies Inc. for the year ended April 30, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Reg Technologies Inc.

Seattle, Washington.

by:   /s/ James Vandeberg

November 13, 2009

James Vandeberg

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Reg Technologies Inc. and will be retained by Reg Technologies Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors,
Reg Technologies Inc.

We consent to the inclusion in the Form 20-F of our report dated August 24, 2009, except for Note 14 which is as of November 13, 2009, on the consolidated balance sheet of Reg Technologies Inc. as of April 30, 2009 and the related consolidated statements of loss and comprehensive loss, stockholders' equity and cash flows for the year then ended.

“DMCL” (signed)

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
November 13, 2009

EXHIBIT 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors,
Reg Technologies Inc.

We consent to the incorporation by reference in the Registration Statement on Form 20-F of Reg Technologies Inc., of our report dated August 22, 2008, on the consolidated balance sheet of Reg Technologies Inc. as of April 30, 2008 and the related consolidated statements of loss and comprehensive loss, stockholders’ equity and cash flows for the years ended April 30, 2008 and 2007, included in the Company’s annual report on Form 20-F for the year ended April 30, 2009.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
November 13, 2009

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2009

AUDITORS' REPORT

To the Shareholders of Reg Technologies Inc.,

We have audited the consolidated balance sheet of Reg Technologies Inc. as at April 30, 2009 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2008 and for the years ended April 30, 2008 and 2007, prior to adjustments as described in Note 12, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 22, 2008. We have audited the adjustments to the April 30, 2008 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
August 24, 2009
Except for Note 14 which is as of November 13, 2009

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

The consolidated financial statements for the year ended April 30, 2008 have been restated to record the fair value of warrants issued to third parties entitling the holder to purchase, from the Company, shares of a related company, as described in Note 12.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
August 24, 2009
Except for Note 14 which is as of November 13, 2009

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheet of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2008 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended April 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and the results of its operations and its cash flows for the years ended April 30, 2008 and 2007 in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 30 April 2009	As at 30 April 2008
	$	$
		Restated
		(Note 12)
Assets

Current
Cash	1,107	258
GST and interest receivable	9,010	7,020
Prepaid expenses	1,776	5,016
Due from related parties (Note 8)	19,537	16,491
Advances to equity accounted investee (Note 6)	536,438	112,312
	567,868	141,097
Equipment (Note 5)	6,897	10,199

	574,765	151,296
Liabilities

Current
Accounts payable and accrued liabilities	78,402	44,589
Income taxes payable (Note 11)	32,379	-
Financial instrument liability (Note 10)	167,000	56,184
	277,781	100,773

Shareholders’ equity
Share Capital (Note 4)	11,800,964	11,356,689
Warrants (Note 4)	167,540	-
Contributed Surplus	2,115,568	2,024,832
Deficit	(13,787,088)	(13,330,998)

	296,984	50,523

	574,765	151,296

Nature and Continuance of Operations (Note 1)
Commitments (Note 9)

On behalf of the Board:

“John Robertson”	Director	“Jennifer Lorette"	Director
John Robertson		Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended April 30, 2009	For the year ended April 30, 2008	For the year ended April 30, 2007
	$	$
		Restated
		(Note 12)

Expenses
Amortization	4,042	3,869	1,413
Advertising and promotion	100,159	147,516	123,870
Consulting fees	28,094	76,292	153,449
Foreign exchange loss (gain)	(59,268)	27,313	(3,819)
Investor relations	22,285	181,683	338,456
Management and directors’ fees (Note 8)	50,050	53,500	40,920
Mineral property maintenance costs	8,060	8,200	7,560
Miscellaneous office expenses	55,950	74,914	113,298
Professional fees (Note 8)	145,407	231,973	259,169
Public relations	17,713	28,750	37,537
Research and development	185,955	276,614	205,103
Rent and utilities (Note 8)	39,972	36,122	31,964
Stock-based compensation (Note 4)	90,736	247,059	296,528
Transfer agent and filing fees	42,541	56,776	40,938
Travel and promotion	29,616	118,663	107,808
Wages and benefits	24,313	194,723	134,019

Loss before other items and income taxes	(785,625)	(1,763,967)	(1,888,213)

Other income (expense)
Gain on sale of investee’s shares (Note 6)	347,099	261,351	616,974
Gain on issue by investee of its own shares (Note 7)	-	228,934	147,414
Interest income	-	1,276	14,414
Non-controlling interest	-	761,463	467,958
Unrealized gain (loss) on financial instrument liability	14,815	(25,386)	-

Loss before income taxes	(423,711)	(536,329)	(641,453)

Income tax expense – current (Note 11)	(32,379)	-	-

Net and comprehensive loss	(456,090)	(536,329)	(641,453)

Loss per share – basic and diluted	(0.02)	(0.02)	(0.03)

Weighted average number of common shares outstanding – basic and diluted	24,849,721	23,849,000	23,831,000

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended April 30 2009	For the year ended April 30 2008	For the year ended April 30 2007
	$	$	$
		Restated
		(Note 12)

Cash flows used in operating activities
Net loss	(456,090)	(536,329)	(641,453)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	4,042	3,869	1,413
Amortization of deferred compensation	-	-	1,138
Gain on sale of investee’s shares	(347,099)	(261,351)	(616,974)
Gain on issue by investee of its own shares	-	(228,934)	(147,414)
Non-controlling interest	-	(761,463)	(467,958)
Shares issued for services	-	36,722	54,055
Stock-based compensation	90,736	247,059	296,528
Unrealized (gain) loss on financial instrument liability	(14,815)	25,386	-
Changes in non-cash working capital items:
(Increase) decrease in GST and interest receivable	(1,990)	4,309	(6,256)
Decrease in prepaid expenses	3,240	25,325	33,852
Increase in amounts due from related parties	(3,046)	-	-
Increase in accounts payable and accrued liabilities	33,813	96,588	295,307
Increase in income taxes payable	32,379	-	-

	(658,830)	(1,348,819)	(1,197,762)

Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(424,126)	166,215	(102,800)
Proceeds on sale of investee’s shares and warrants	472,730	261,820	621,526
Net cash from deemed disposition of subsidiary	-	(7,748)	-
Purchase of equipment	(740)	(1,338)	(14,144)

	47,864	418,949	504,582

Cash flows provided by financing activities
Proceeds from share issuances, net of issuance costs	611,815	651,140	552,935

Effect of exchange rate on cash	-	(15,475)	6,931

Increase (decrease) in cash	849	(294,205)	(133,314)

Cash, beginning	258	294,463	427,777

Cash, ending	1,107	258	294,463

Supplemental Disclosures	$	$	$
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Common Shares	Common Shares	Contributed Surplus	Warrants	Other Comprehensive Income (Loss)	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$	$

Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617
Stock-based compensation	–	–	247,059	–	–	–	247,059
Deconsolidation adjustment	–	–	(886,589)	–	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary	–	–	1,808,851	–	–	–	1,808,851
Foreign currency translation adjustment	–	–	5,672	–	9,005	–	14,677
Net loss (Restated – Note 12)	–	–	–	–	–	(536,329)	(536,329)

Balance – April 30, 2008
(Restated – Note 12)	23,942,759	11,356,689	2,024,832	–	–	(13,330,998)	50,523
Shares issued for cash	1,771,168	444,275	–	167,540	–	–	611,815
Stock-based compensation	–	–	90,736	–	–	–	90,736
Net loss	–	–	–	–	–	(456,090)	(456,090)

Balance – April 30, 2009	25,713,927	11,800,964	2,115,568	167,540	–	(13,787,088)	296,984

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2009 and 2008

1.

Nature and Continuance of Operations

Reg Technologies Inc. (the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”).  The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which owns 4.5 million (directly or indirectly) shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 16% interest in REGI.  REGI owns the U.S, marketing and intellectual rights.  The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business.  Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies.  The Company has accumulated losses of $13,787,088 since inception.  These factors raise substantial doubt about the Company’s ability to continue as a going-concern.  The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

Management is aware that material uncertainties exist, related to current economic conditions, which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings.  There continues to be insufficient funds to provide adequate working capital to fund ongoing operations for the next twelve months.  The Company may also raise additional funds though the exercise of warrants and stock options.

There is no certainty that the Company’s efforts to raise additional capital will be successful. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in normal operations.

2.

Significant Accounting Policies

a)

Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 4% (2008 – 9%) interest in REGI. The Company also owns a 12% (2008 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

a)

Basis of accounting and principles of consolidation (Cont’d)

All inter-company accounts and transactions have been eliminated on consolidation.

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

c)

Comparative numbers

The 2008 comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

d)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful life and recoverability of long-lived assets, assumptions used in the determination of the fair value of stock-based compensation, assumptions used in determining the fair value of financial instruments and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

e)

Equipment

Equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

(6)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

f)

Research and development costs

The Company carries on various research and development activities to develop its technology.  Research costs are expensed in the periods in which they are incurred.  Development costs that meet all of the criteria to be recognized as an intangible asset, including reasonable expectation regarding future benefits, are capitalized and are amortized over their expected useful lives.  To date the Company has not capitalized any development costs.

g)

Mineral property interests

The Company initially records the acquisition of resource property interests, including option payments under purchase agreements at cost which does not necessarily reflect market or recoverable value.  Recoverable value is dependent upon the successful funding and development or sale of the mineral interests and is subject to measurement uncertainty.  Exploration and development expenditures are deferred and capitalized to a property until the project is put into commercial production, sold, abandoned, or when changes in events or circumstances indicate that the carrying value may be impaired. Where a resource property interest is abandoned, the accumulated acquisition and deferred costs relating to that property are written off to operations.

At April 30, 2009 and 2008, the Company’s mineral property interests had been written down to $nil.

h)

Long-lived assets and impairment

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate recoverable values may be less than carrying amounts.  Recoverable value determinations are based on management’s estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations based on management’s estimate of recoverable value.

i)

Foreign currency translation

(i)

Translation of foreign currency transactions and balances:

Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

(7)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

i)

Foreign currency translation (Cont’d)

(ii)

Translation of foreign subsidiary balances:

Foreign currency transactions are translated using the current rate method. Assets and liabilities of non-integrated foreign subsidiaries are translated into Canadian dollar equivalents at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollar equivalents using the average exchange rate for the year. Any resulting translation gain or loss is deferred and included as a separate component of shareholders’ equity.

j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

k)

Stock-based compensation

The Company has adopted the fair value method of accounting for all stock-based compensation. The fair value of stock options granted is determined using the Black-Scholes option pricing model.  Stock-based compensation is expensed over the period of vesting and initially credited to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. When options are exercised, previously recorded compensation is transferred from contributed surplus to share capital to fully reflect the consideration for the shares issued.

l)

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

(8)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

m)

Financial instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments – Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet  date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash, interest receivable, due from related parties, advances to equity accounted investee, accounts payable, and a financial instrument liability.  The carrying values of these financial instruments approximate their fair value unless otherwise noted.

Cash is measured at face value, representing fair value, and classified as held-for-trading.  Interest receivable, due from related parties, and advances to equity accounted investee, which are measured at amortized cost, are designated as loans and receivables.  Accounts payable, which are measured at amortized cost, is designated as other financial liabilities.  The financial instrument liability, which is measured at fair value, is classified as held-for-trading.

The Company does not use any hedging instruments.

n)

Comprehensive income (loss)

The Company follows the CICA Section 1530, “Comprehensive Income”. Section 1530 establishes standards for the reporting and presenting of comprehensive income (loss) which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss).

o)

Newly adopted standards

On May 1, 2008, the Company adopted new CICA accounting standards related to accounting changes, capital disclosures, financial instruments – presentation and disclosure, going concern and credit risk.  These standards were adopted on a prospective basis and are primarily related to disclosures. There were no adjustments recorded to opening balance sheet items or deficit as a result of the adoption of these standards.

(9)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

o)

Newly adopted standards (Cont’d)

Accounting Changes – CICA Handbook Section 1506

This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosure – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures in Note 13 as recommended by this new section.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards will replace CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation.  These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.  The Company has included disclosures recommended by this new section in Note 3 to these consolidated financial statements.

General Standards of Financial Statement Presentation – CICA Handbook Section 1400

In June 2007, the CICA modified Section 1400 “General Standards of Financial Statement Presentation” to require management assess the Company’s ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included disclosures in Note 1 as recommended by this new section.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – EIC 173

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

2.

Significant Accounting Policies (Cont’d)

p)

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

3.

Financial Instruments

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2009	Cash	Related Party Receivables	Advances to Equity Accounted Investee	Accounts payable
	$1,107	$19,537	$536,438	$9,953

At April 30, 2009 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $55,000.

3.

Financial Instruments (Cont’d)

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.  Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

4.

Common Stock

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

  5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At April 30, 2009, Rand owns 217,422 (2008 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.  The value of these shares has been deducted from share capital.

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

4.

Common Stock (Cont’d)

Private placements

On July 31, 2008, the Company completed a private placement, whereby it issued 1,315,168 units at $0.40 per unit for proceeds of $526,067.  Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to acquire one additional common share for a period of one year at $0.50 per share and at $0.60 per share in the second year.  The fair value of the warrants included in the units was estimated to be $0.115 per warrant using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 3.10%, expected volatility of 107%, an expected life of 1 year and no expected dividends.

The Company incurred finders’ fees of $22,212 in connection with the above private placement, which are included in share issuance costs.

On April 1, 2009, the Company completed a private placement, whereby it issued 456,000 units at $0.25 per unit for proceeds of $114,000.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Two one-half warrants entitle the holder to purchase one additional share of common stock at a price of $0.35 per share for one year.  The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.10%, expected volatility of 115%, an expected life of 1 year and no expected dividends.

The Company incurred finders’ fees of $6,040 in connection with the above private placement, which are included in share issuance costs.

Stock Options

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors.  Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted.  The option price under each option shall be not less than the discounted market price on the grant date.  The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

These options have the following vesting schedule:

i)

Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.

ii)

The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”.

iii)

The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”.

iv)

The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.

v)

The options expire 60 months from the date of grant.

(12)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

4.

Common Stock (Cont’d)

Stock Options (Cont’d)

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the year ended April 30, 2009, the Company recorded stock-based compensation of $90,736 (April 30, 2008 - $247,059) as a general and administrative expense.

On April 22, 2009, the Company granted 375,000 stock options from the Plan to two directors and a consultant exercisable at $0.21 per share, up to April 22, 2014.  The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 3.19%, expected volatility of 106%, an expected option life of 1 - 5 years and no expected dividends.  The weighted average fair value of options granted was $0.18 per option. The Company recognized $16,502 as stock-based compensation in relation to this grant, with $37,419 to be recognized in future accounting periods as the options continue to vest.

On August 1, 2008, the Company granted 400,000 stock options from the Plan to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013.  The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.69%, expected volatility of 134%, an expected option life of 1 - 5 years and no expected dividends. The weighted average fair value of options granted was $0.31 per option.  The Company recognized $43,648 as stock-based compensation in relation to this grant, with $46,990 to be recognized in future accounting periods as the options continue to vest.

During the year ended April 30, 2006, the Company granted 750,000 options to the president.  The Company recognized $30,586 as stock-based compensation expense during the year ended April 30, 2009 (2008 - $nil), with up to an estimated $152,935 to be recognized in future accounting periods as the options continue to vest.

(13)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

4.

Common Stock (Cont’d)

Stock Options (Cont’d)

The following is a summary of options activities during the years ended April 30, 2009 and 2008:

	Number of options	Weighted average exercise price
		$

Outstanding at April 30, 2008 and 2007	1,125,000	0.27

Granted	775,000	0.31
Expired	(375,000)	0.22

Outstanding at April 30, 2009	1,525,000	0.30

Weighted average fair value of options granted during the year ended April 30, 2009		0.19

The following options were outstanding at April 30, 2009:

The following options were outstanding at April 30, 2009:

Expiry Date	Exercise price	Number of options	Remaining contractual life
	$		(years)

October 20, 2010	0.30	750,000	1.47
August 1, 2013	0.40	400,000	4.26
April 22, 2014	0.21	375,000	4.98

Options Outstanding		1,525,000

Options Exercisable		381,250

(14)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

4.

Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2009 and 2008:

	Number of warrants	Weighted average exercise price
		$

Outstanding at April 30, 2008 and 2007	-	-

Issued	1,543,168	0.56

Outstanding at April 30, 2009	1,543,168	0.56

The following warrants were outstanding at April 30, 2009:

Expiry Date	Exercise price	Number of warrants
	$

July 31, 2010	0.60	1,315,168
April 1, 2010	0.35	228,000

Warrants Outstanding		1,543,168

5.

Equipment

	Cost	Accumulated Amortization	2009 Net
Computer hardware	$7,372	$5,049	$2,323
Office furniture and equipment	8,849	4,275	4,574
Total	$16,221	$9,324	$6,897

	Cost	Accumulated Amortization	2008 Net
Computer hardware	$6,632	$2,776	$3,856
Office furniture and equipment	8,849	2,506	6,343
Total	$15,481	$5,282	$10,199

(15)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

 6.

Equity Accounted Investee

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2009, the Company is owed an aggregate of $536,438 (April 30, 2008 - $112,312) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2009, the Company recognized a gain of $347,099 (2008 - $261,351) relating to the sale of 1,394,608 (2008 – 316,600) of its shares of REGI.

7.

Dilution Gain

During the year ended April 30, 2008, prior to the de-consolidation, REGI issued shares to third parties. These issuances reduced Rand’s interest in REGI, which resulted in a gain on dilution of $228,934.

8.

Related Party Transactions

At April 30, 2009, the Company is owed an aggregate of $19,537 (April 30, 2008 - $16,491) by related parties.  The amounts owed are unsecured, non-interest bearing and due on demand.  These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2009, $5,431 (2008 - $65,003) in professional fees were incurred with a law firm of which a partner of the law firm is an officer and director of the Company.

During the year ended April 30, 2009, rent of $13,903 (2008 - $12,857) incurred with a company having common officers and directors.

During the year ended April 30, 2009, management fees of $30,000 (2008 - $30,688) were paid to a company having common officers and directors.

During the year ended April 30, 2009, research and development costs of $38,465 (2008 - $Nil) were paid to a company having common officers and directors.

During the year ended April 30, 2009, administrative fees, included in miscellaneous office expenses, of $14,598 (2008 - $8,414), consulting fees of $9,967 (2008 - $43,300) and management and directors’ fees of $20,050 (2008 - $23,500) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

(16)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

9.

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

ii)

Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)

The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology.

c)

   The Company’s current agreement to lease office premise expired on June 30, 2009.  On June 11, 2009, the Company entered into a new lease agreement for one additional year for a total of $13,185.

10.

Financial Instrument Liability

During the year ended April 30, 2009, Rand sold 1,304,933 units (2008 – 80,000 units) consisting of one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at a specified exercise price.  The details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008	80,000	$1.50	March 27, 2013
May 6, 2008	40,000	$1.50	May 6, 2013
March 12, 2009	1,264,933	$0.35	March 12, 2010

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants.  The proceeds allocated to the warrants were $125,632 (2008 - $30,798).  The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model.

(17)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

10.

Financial Instrument Liability (Cont’d)

The fair value of the warrants as follows:

Expiry date	Fair value at April 30, 2009	Fair value at April 30, 2008
March 27, 2013	$11,474	$56,184
May 6, 2013	5,873	-
March 12, 2010	149,653	-

Total	$167,000	$56,184

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2009	30 April 2008
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	108% - 118%	143%
Risk-free interest rate	0.43% - 0.64%	2.18%
Expected life of warrants (years)	0.87 – 4.01	4.91

11.

Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes.  These differences result from the following items:

	For the year ended	For the year ended
	April 30, 2009	April 30, 2008
	$	$

Net loss before income taxes	(423,711)	(536,329)
Combined federal and provincial income tax rate	30.50%	33.25%

Expected income tax recovery	(129,232)	(178,329)
Increase (decrease) due to:
Non-deductible expenses	23,970	100,827
Change in long-term Canadian tax rate and other	60,663	148,745
Expiry of non-capital losses	70,418	-
Change in valuation allowance	52,380	(2,812,000)
Effect of deconsolidation of subsidiary	-	2,827,387
Non-taxable portion of gain	(45,820)	(86,630)

Income tax expense	32,379	-

(18)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

11.

Income Taxes (Cont’d)

The components of future income tax assets are as follows:
	2009	2008
	$	$

Non-capital losses	617,000	549,000
Intangible assets and other	141,000	153,000
Equipment	49,000	53,000
	807,000	755,000
Valuation allowance	(807,000)	(755,000)
Net future income tax asset assets	-	-

The Company has non-capital losses of approximately $2,468,791 that may be available to offset future income for income tax purposes.  These losses expire as follows:

$
2010	109,416
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	571,468
2029	711,984
2,468,791

A full valuation allowance has been recorded against the potential future income tax assets as their utilization is not considered more likely than not.

12.

Restatement

During the year ended April 30, 2008, the Company, through its subsidiary Rand, sold 80,000 units to a third party.  Each unit consisted of one REGI share and one share purchase warrant entitling the holder to acquire one additional common share in REGI for a period of five years at US$1.50 per share.  The warrants are a derivate financial instrument and classified as held-for-trading and initially recorded and subsequently measured at fair value.  However, in preparation of the consolidated financial statements for the year ended April 30, 2008, the Company did not allocate any of the proceeds on this sale to the warrants, and the warrants were not subsequently measured at fair value.

(19)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

12.

Restatement (Cont’d)

The following presents the effect of the previously issued consolidated financial statements for the year ended April 30, 2008.

Consolidated balance sheet
	2008	Increase	2008
	As previously reported		Restated
Financial instrument liability	$-	$56,184	$56,184
Deficit	13,274,814	56,184	13,330,998

Consolidated statement of operations
	2008	Increase	2008
	As previously reported	(Decrease)	Restated
Gain on sale of investee’s shares	$292,149	$(30,798)	$261,351
Unrealized gain (loss) on financial instrument liability	-	(25,386)	(25,386)
Net and comprehensive loss	480,145	56,184	536,329

13.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its technologies and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the development stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the share capital as well as cash, receivables, related party receivables and advances to equity accounted investee.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include a share offering and the sale of investee shares and warrants, will be sufficient to carry its research and development plans and operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were changes in its approach to capital management during the year ended April 30, 2009.

(20)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

14.

Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”)

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

c)

Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

d)

Recent Accounting Pronouncements

In July 2009, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”.  SFAS No. 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EIFT) and related accounting literature.  SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections.  SFAS No. 168 will be effective for financial statements issued for reporting periods that end after 15 September 2009.  The adoption of SFAS No. 168 is not expected to have a material impact on the Company’s consolidated financial statements.

(21)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

14.

Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

d)

Recent Accounting Pronouncements – cont’d

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, related to the changes to the special-purpose entity proposal in SFAS No. 166, Accounting for Transfers of Financial Assets, and the treatment of specific provisions of Interpretation 46(R).  SFAS No. 167 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of SFAS No. 167 will have no impact will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”.  SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS No. 166 was established to clarify derecognition of assets under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS No. 166 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of SFAS No. 166 will have no impact will have on its consolidated financial statements.

In May 2009, the FSAB issued SFAS No. 165, “Subsequent Events”. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS No. 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company expects that the adoption of SFAS No. 165 will have no impact on its consolidated financial statements.

(22)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

14.

Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

e)

The net loss for the years ended April 30, 2009, 2008 and 2007 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2009	2008	2007
		(Restated – Note 12)
	$	$	$
Net income (loss), as determined under Canadian GAAP	(456,090)	(536,329)	(641,453)
Gain due to ownership of new assets resulting from subsidiary shares issued	-	(228,934)	(147,414)
Donated services	(171,705)	(153,440)	(170,700)

Net loss, as determined under U.S. GAAP	(627,795)	(918,703)	(959,567)

Loss per share, weighted average basis (excluding escrowed shares) under US GAAP	(0.03)	(0.04)	(0.04)

Deficit accumulated during the development stage, as determined under U.S. GAAP
Beginning of year	(21,728,193)	(20,809,490)	(19,849,923)
Loss for the year	(627,795)	(918,703)	(959,567)
End of year	(22,355,988)	(21,728,193)	(20,809,490)

(23)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended April 30, 2009 and 2008

14.

Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

f)

Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2009 and 2008 are as follows:

	2009	2008
	$	$ (Re-stated Note 12)
Donated capital, under Canadian GAAP	-	-
Donated services	1,431,665	1,259,960
Donated capital, under U.S. GAAP	1,431,665	1,259,960

Contributed surplus, under Canadian GAAP	2,115,568	2,024,832
Gain due to ownership of net assets resulting from subsidiary shares issued	7,137,235	7,137,235
Contributed Surplus, under U.S. GAAP	9,252,803	9,162,067

Deficit, ending balance, under Canadian GAAP	13,787,088	13,330,998

Deficit, under U.S. GAAP	22,355,988	21,728,193

Net increase to deficit, under U.S. GAAP	8,568,900	8,397,195

g)

There are no differences to the statement of cash flows under Canadian GAAP and U.S. GAAP.

(24)