Form 20-F
period 2010-04-30
REG TECHNOLOGIES INC
filed 2010-08-31
CIK 925541

United States Securities and Exchange Commission
Washington, D.C. 20549
_________________________________________________

FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2010

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

Title of Each Class	Outstanding at April 30, 2010
Common Shares, no par value	28,587,278

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

Yes [ X ]  No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ ] International Financial Reporting Standards as issued	[ X ] Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. [ X ] Item 18. [   ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ] No [ X ]

TABLE OF CONTENTS

PART I			5
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.		KEY INFORMATION	6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	8
	C.	REASON FOR THE OFFER AND USE OF PROCEEDS	8
	D.	RISK FACTORS	8
ITEM 4.		INFORMATION ON THE COMPANY	13
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B.	BUSINESS OVERVIEW	15
	C.	ORGANIZATIONAL STRUCTURE	23
	D.	PROPERTY, PLANTS AND EQUIPMENT	23
ITEM 4A.		UNRESOLVED STAFF COMMENTS	24
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
	A.	OPERATING RESULTS	24
	B.	LIQUIDITY AND CAPITAL RESOURCES	26
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	29
	D.	TREND INFORMATION	29
	E.	OFF-BALANCE SHEET ARRANGEMENTS	29
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	29
	G.	SAFE HARBOR	35
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
	A.	DIRECTORS AND SENIOR MANAGEMENT	35
	B.	COMPENSATION	39
	C.	BOARD PRACTICES	46
	D.	EMPLOYEES	47
	E.	SHARE OWNERSHIP	47
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
	A.	MAJOR SHAREHOLDERS	47
	B.	RELATED PARTY TRANSACTIONS.	48
	C.	INTERESTS OF EXPERTS AND COUNSEL.	49
ITEM 8.		FINANCIAL INFORMATION	49
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49
	B.	SIGNIFICANT CHANGES	49
ITEM 9.		THE OFFER AND LISTING	49
ITEM 10.		ADDITIONAL INFORMATION	52
	A.	SHARE CAPITAL	52
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	52
	C.	MATERIAL CONTRACTS	52
	D.	EXCHANGE CONTROLS	52
	E	TAXATION	53
	F.	DIVIDENDS AND PAYING AGENTS	54
	G.	STATEMENT BY EXPERTS.	54
	H.	DOCUMENTS ON DISPLAY.	54
	I.	SUBSIDIARY INFORMATION	55
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	55
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	55
PART II			55
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	55
ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	55
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	55

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

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $454,902 in the year ended April 30, 2010 (2009 - $456,090; 2008 -$536,329 (restated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended April 30, 2010 and 2009, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the year ended April 30, 2010 have been audited by ACAL Group Chartered Accountants, and as of and for the year ended April 30, 2009, have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. See Note 15 of the Notes to Consolidated Financial Statements for reconciliation to U.S. GAAP.

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2010, US$1.00 was equal to approximately C$1.0116. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada and reconciliation of the data to U.S. GAAP and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2010	2009	2008 (restated)	2007 (restated)	2006 (restated)
CANADIAN GAAP
Net Revenues	-	-	-	-	-
Loss from continuing operations	(454,902)	(785,625)	(1,763,967)	(1,888,213)	(1,892,299)
Net loss	(454,902)	(456,090)	(536,329)	(641,453)	(263,594)
Income from discontinued operations	-	-	-	-	-
Loss from continuing operations per share	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)
Total assets	629,322	574,765	151,296	424,876	500,056
Net assets	219,216	296,984	50,523	51,617	375,207
Working Capital (deficit)	215,870	290,087	40,324	38,886	375,207
Capital stock (excluding long term debt and redeemable preferred stock)	12,082,039	11,800,964	11,356,689	11,356,689	11,343,564
Number of shares as adjusted to reflect changes in capital	28,369,856	25,713,927	23,942,759	23,942,759	23,899,009
Cash Dividends per common share	-	-	-	-	-

U.S GAAP (2)	2010	2009	2008 (restated)	2007 (restated)	2006 (restated)
Net Loss (1)	(615,973)	(627,795)	(918,703)	(959,567)	(773,623)
Loss Per Share	(0.02)	(0.03)	(0.04)	(0.04)	(0.03)
Retained Earnings (Deficit)	(22,971,961)	(22,355,988)	(21,728,193)	(20,809,490)	(19,849,923)
Total Assets	629,322	574,765	151,296	424,876	500,056
Long-Term Debt	-	-	-	-	-
Capital Stock	12,082,039	11,800,964	11,356,689	11,356,689	11,343,564

(1) Cumulative Net Loss since incorporation through April 30, 2010 under US GAAP was $22,971,961approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

Reference is made to "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations of balance sheet items from Canadian dollars to US dollars have been made at a rate of CDN$ 1.0116 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2010. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On August 24, 2010, the Noon Buying Rate was CDN$ 1.0563 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
February	2010	1.0734	1.0420
March	2010	1.0421	1.0113
April	2010	1.0201	0.9961
May	2010	1.0778	1.0116
June	2010	1.0606	1.0199
July	2010	1.0660	1.0284

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (US$)	Low/High (US$)	April 30 (US$)
2010	1.0721	0.9961 / 1.1872	1.0116
2009	1.1444	0.9844 / 1.3000	1.1940
2008	1.0226	0.9168 / 1.1136	1.0092
2007	1.1375	1.0989 / 1.1852	1.1068
2006	1.1863	1.1203 / 1.2703	1.1203

B.	CAPITALIZATION AND INDEBTEDNESS

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

We have reported losses in each year since its inception. At April 30, 2010, we had an accumulated deficit of ($14,241,990) in accordance with Canadian GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, and Mr. Vandeberg are directors and/or officers of both REGI U.S., Inc. and IAS Energy, Inc., each a public company. Additionally, Mr. Robertson and Ms. Lorette are directors/officers of Linux Gold Corp. and Teryl Resources Corp., each a public natural resource exploration company that shares office space and administrative staff with the Company. Mr. Robertson is a director and officer of SMR Investments Ltd., which holds approximately 17% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 28,587,278 shares were issued and outstanding as of April 30, 2010 and 28,587,278 are outstanding as at August 24, 2010. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

REGI U.S., INC.

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 2, 6 and 7 of the Notes to the Audited Consolidated Financial Statements), controlled by Rand Energy Group Inc., a privately held British Columbia corporation ("Rand Energy"). REGI was formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 3,836,483 shares of REGI U.S. Inc. with carrying value of US$Nil as of April 30, 2010. The Company can sell, through a registered broker, up to 287,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period. During the year ended April 30, 2010 Rand sold approximately 30% of its interest in REGI U.S. for US$102,024, and Reg Tech sold approximately 8% of its interest in REGI U.S. for US$79,494.

At April 30, 2010, the market value of the REGI shares owned by the Company and Rand was US$1.07million.

REGI U.S. was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2010, a total of 28,713,824 shares of common stock of REGI U.S. were issued and outstanding of which 796,483 are owned by Rand Energy Group Inc. and 3,040,000 shares are owned by the Company.

Reg Technologies Inc. and REGI U.S., Inc. are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Diesel Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy Group Inc. (our Canadian subsidiary 51% owned by the Company) which holds approximately a 2.8% interest in REGI US, Inc. (a U.S. public company). REGI US, Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2010 Rand Energy Group Inc. owes Reg Technologies $1,940,555 (2009 - $1,676,840) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

Our stock trades on the OTC BB under the symbol REGRF.OB and on the TSX Venture Exchange as RRE.V.

B.	BUSINESS OVERVIEW

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine used in the design of lightweight and high efficiency engines, compressors and pumps. We hold the worldwide intellectual and marketing rights to the RadMax® Diesel Engine, exclusive of the United States, which are held by REGI U.S., Inc. REGI U.S. owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of the RadMax® Diesel Engine and the Company will fund 50%.

Based upon testing work performed by independent organizations on prototype models, we believe that the RadMax® Diesel Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RadMax® Diesel Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RadMax® Diesel Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RadMax® Diesel Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RadMax® Diesel Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have tested the RadMax® Diesel Engine technology for interested customers. To date we have granted an option for a license for certain applications for a Fortune 1000 company who are evaluating the RadMax® Engine design and are currently assisting in the development and testing at no cost to the Company.

Products and Projects

RadMax® Diesel Engine

The Company is working with REGI U.S., Inc. and a Fortune 1000 Company in developing a RadMax® Diesel Engine application based on a specification of its industry partner. Under the terms of a non disclosure, we are prohibited from publishing the name of the partner or discussing the partner’s specific application.

We believe that the RadMax® Diesel Engine could achieve improved fuel consumption when compared to gasoline and turbine engines. This was based on a review by our thermodynamics engineer, Dr. Allen MacKnight, PhD, of published industry literature. Specifically, a given volume of diesel fuel contains approximately 30% more energy that the same volume of gasoline and diesel engines consume approximately 0.4 pounds of fuel for every horsepower hour. As a point of reference, all turbine engines consume approximately 0.8 pounds of fuel for every horsepower hour.

To bring the RadMax® Diesel Engine from concept to reality, a number of milestones, or steps, are required for ultimate qualification. These start with concept drawings and presentations, and lead to testing by independent agencies to validate the emissions, horsepower, and other critical metrics.

REGI U.S. entered into an agreement with a Fortune 1000 Company to evaluate and consider technical solutions in developing a RadMax® rotary engine technology for certain commercial and military applications.

The agreement gives the Fortune 1000 Company an option for 90 days after the completion of the evaluation period to execute a letter of intent for exclusive commercial and military markets. They have a period of 12 months after completion of the evaluation period to execute a letter of intent to a non-exclusive license for the Reg Technologies/REGI rotary engine for certain commercial and military markets.

Since the inception of the April 30, 2008 agreement, the Fortune 1000 Company and REGI U.S. engineers have been carrying out a joint technical assessment of the Reg Technologies/REGI RadMax® Diesel Engine and their engineers made several improvements and changes. The Fortune 1000 Company has recommended Belcan Engineering (www.belcan.com) to complete an assessment of the new design and recommend any further changes before the fabrication of the engine commences.

The agreement with the Fortune 1000 Company was extended to December 31, 2010 to complete the evaluation and technical assessment of the Reg Technologies/REGI RadMax® Diesel Engine design. The project scope also includes a performance evaluation report that compares actual performance with the initial set of requirements that will be used to provide the basis for recommendations arising from the assessment pursuant to our evaluation agreement.

The Company believes the RadMax® Diesel Engine must be technologically superior to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets.

A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance.

The Company’s engineers commenced and completed the detailed design modeling for the RadMax® Diesel Engine using COSMOS, a design and analysis tool, verifying and improving the design with respect to stress (finite element analysis), temperature (thermal analysis), and material properties (metallurgy). The analysis provided by COSMOS will be applied against all RadMax® design components including the rotor, cam, stator, vanes, and seals.

Following completion of reviews by the evaluation company, and the COSMOS analysis, a Request for Proposals (RFP) was issued to three pre-qualified bidders to provide a fixed-price quotation versus a formal Statement of Work (SOW). The RFP was released 12 June 2009. We offered a 30-day period for review of drawings, and responses to questions. The closing date for receipt of the proposals was 28 July 2009. Proposals were received, a comparative analysis was performed, and we planned a fixed-price award. Following final review and approval by the evaluation company, we planned to make an award to the most responsible and compliant bidder.

Based on the progress of the design, the evaluation company revised its guidance. Instead of fabricating a prototype based on the initial design, we were directed to proceed with the design of a pre-production unit which would incorporate all enhancements necessary to achieve pre-production unit tests. We negotiated specific details of a statement of work for multiple analysis tasks.

The Company retained Belcan Engineering Services of Phoenix, AZ (www.belcan.com) to review the Fortune 1000 diesel engine design before production of the prototype. This thorough review will help to ensure a streamlined and timely fabrication process. Immediately following the design review, the Company will fabricate RadMax® parts and assemblies, validate assembly operations, and conduct component, assembly, and system tests. Two technical meetings were held with Belcan Engineering Services. The following results were accomplished:

  Familiarization with the RadMax® Diesel Engine baseline design, including mechanical operation, friction
  Contributors and sealing approach.
  Shared understanding of the vane actuation system.
  Determination of vane loads in compressor and engine applications
  Preliminary evaluation of thermodynamics and determination of potential hot spots
  Evaluation of compression ratio, and recommendations for design modifications
  Assessment of all bearings – main bearings which control all rotating components, linear bearings which control the vane actuators, and journal bearings which facilitate wheel operations on the fixed stators.

Belcan’s technical assignment is to optimize the design of the diesel engine application which comprises the vanes, push rods, and a lift block that interface with a stator. The review of the RadMax® engine thermodynamics and vane-actuation systems were performed first. All recommendations resulting from these reviews were evaluated and changes into the RadMax® engine baseline were incorporated as appropriate.

The design review covered thermodynamic engineering work, material selections, sealing solutions, component geometry, mechanical integration, operating limitations and a vital assembly review. Participants included representatives from Belcan Engineering Services, the Fortune 1000 Company, and the Company/REGI U.S., Inc.

The resultant thermodynamics report included recommendations for RadMax® Diesel Engine materials, thicknesses, tolerances, and coatings. One specific recommendation is to fabricate the cam using lighter weight materials to take advantage of its improved thermal conductivity.

The Company next announced that Path Technologies Inc. of Painesville, Ohio, was selected to fabricate the prototype RadMax™ Diesel Engine. Path Technologies was the most competitive fully responsive bidder following a process of drawing and manufacturing processes evaluation. This process is a crucial initial step to get the most qualified supplier on board to produce unique RadMax™ Diesel Engine parts.

Path Technologies recently produced RadMax™ Pump parts for the Company. That prior experience was one of the major considerations in the evaluation and selection process.

As the next step, REGI U.S. met with representatives of the Fortune 1000 Company in June 2010 and conducted a 100% review of the engine analysis, design, and fabrication plans. At the completion of the review, the Company announced that the design review indicates the acceptance of the demonstration RadMax™ Diesel Engine Design, subject to a few minor action items to be resolved in the next 30 days. The objective of the review was to obtain approval to commence fabrication of the demonstration diesel engine.

All action items were resolved within 30 days. A revised drawing package and computer models of the updated components were submitted to the Fortune 1000 Company for final review.

In parallel, engineers from the Company and REGI US Inc. met to perform a 100% pre-fabrication review of every component and assembly. In this review each dimension, tolerance, and material is verified.

We plan to issue a purchase order to Path Technologies no later than September, to start fabrication of RadMax unique items. Path Technologies will be responsible to produce RadMax™ parts. The Company will integrate those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

The timetable for the prototype engine remains the same as stated in the Company’s November 13, 2009 press release. The specific work to be performed includes:

  Fabricate RadMax unique items from drawings and 3D computer models.
  Deliver metrology reports for each fabricated unique item.
  Purchase commercial items for inclusion in the RadMax end-item.
  Deliver copies of all purchase orders and part certifications.
  Perform trial fitment of all components, and rework as needed.
  Purchase test related items in accordance with supplied purchase requisitions.
  Assemble test related items as needed (table, dc motor, motor controller, etc.).
  Provide limited test support (non combustion) at their facility.

The Company is confident that this version is very robust. The systems engineering reviews have removed considerable length (and weight) from the engine.

As an example, the weight estimate for our planned pre-production 8-liter (488 cubic inch) engine is less than 454 kilograms (1000 pounds). A similar size reciprocating engine weight approximately 2500 pounds. So far, we have achieved a 60% weight reduction.

Near-term program milestones include:

  Fabrication of the prototype engine – approx. 3 months
  Initial prototype testing – approx. 3 months

RadMax® Pump

The Company actively pursued the development of the RadMax® Pump from early 2007 until March 2008. From September 2007 until March 2008, the Company worked with an industry partner in the water pump industry. The partner evaluated the Pump as a potential new product offering as part of its fire engine chemical dispersant product line. The evaluation and test period ended when the partner had a change in its senior management and their leading advocate left the company. Until there is further interest established in the RadMax® Pump by an end user, no further work is anticipated.

The Company then focused all of its technical resources on validating the seals for a compressor application, leading towards the technology incorporation in the RadMax® Diesel Engine.

In February 2009 the pump was set up in the Company’s Richmond, B.C. laboratory, for demonstration to interested parties. It is a fully functional prototype capable of pumping twice its internal volume every revolution. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the pump in a production environment.

RadMax® Compressor

The Company actively pursued the development of high pressure metal seals using the RadMax® Compressor from July 2007 until September 2007. The technical concept of high pressure metal seals was validated in a prototype compressor test bed that was fabricated from residual hardware. There was no immediate interest by an industry partner to continue a joint development of the RadMax® Compressor. Until there is further interest established in the RadMax® Compressor by an end user, no further work will be conducted.

The compressor is a fully functional prototype design capable of 48 individual compression events every revolution, which represent twice its internal volume. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the compressor in a production environment.

Corporate

The Company was invited and attended the Clinton Global Initiative (“CGI”) Fifth Anniversary Meeting, established by President Bill Clinton. The RadMax™ Diesel Engine Technology was approved for presentation at the CGI Meeting in New York City from September 22 – 25, 2009. The Company is pleased to be able to support CGI’s commitment of reducing the effects of global warming by continuing to pursue commercializing the fuel efficient RadMax™ Diesel Engine Technology.

The U.S. Patent and Trademark office has been in contact with REGI U.S.’s patent attorney to commence a review of 24 Claims in the new patent application for the RadMax™ application. The new design claims are far more advanced than the existing Rand Cam technology patents, and once approved will give REGI U.S. an additional 20 years of patent technology protection.

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

Seasonality

We believe that there is no seasonality which affects our products.

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

The U.S. Patent and Trademark office has been in contact with our patent attorney to commence a review of 24 Claims in the new patent application for the RadMax™ application. The new design claims are far more advanced than the existing Rand Cam technology patents, and once approved will give the Company an additional 20 years of patent technology protection.

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

Material Effects of Government Regulation

Our engine products will be subject to various exhaust emissions standards depending upon the application and the country in which it is produced and/or sold. As each product becomes ready for sale, it will be necessary to have the engine certified according to the standards in effort at that time.

C.	ORGANIZATIONAL STRUCTURE

REGI U.S., Inc. ("REGI U.S.") was, until April 30, 2008 (See Note 2a of the Notes to the Audited Consolidated Financial Statements), a 9% owned (at April 30, 2008) U.S. subsidiary of Rand Energy Group Inc. which is in turn controlled through 51% ownership by us. REGI trades its shares on the OTC BB under the symbol RGUS.OB.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver, shared by several companies related by common officers and directors. The monthly rent for our portion of this office space is $1,118.00. In addition, we lease a research and development facility in a commercial business park building also located in Richmond. The lease is for a period of three years with an annual rent of $13,420 per annum. The present facilities are believed to be adequate for meeting our needs for the immediate future. However we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

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

Source of Funds for Fiscal 2010/2011

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

Use of Funds for Fiscal 2010/2011

We anticipate that our cash requirements for the fiscal year ending April 30, 2011 will remain consistent with those for the fiscal year ended April 30, 2010.

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

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. See Note 15 to the consolidated financial statements for reconciliation to U.S. GAAP.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Diesel Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone mounting losses to date totaling $14,241,990 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $215,870. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A.	OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2010 compared to fiscal year ended April 30, 2009

For the year ended April 30, 2010, the Company had a net loss of $454,902 or $0.02 per share, as compared to a net loss of $456,090 or $0.02 per share for the year ended April 30, 2009. This increase in net loss is mainly due to the increase of research and development fees from $185,955 to $227,402 and foreign exchange loss of $81,608 in 2010 versus foreign exchange gain of $59,268 in 2009 as a result of our advances to REGI denominated in US dollar which weakened against Canadian dollar over the year. During 2010 we had income tax recovery on Rand’s REGI US shares sold in 2009, while in 2009 we had income tax expense related to the sales.

Mineral property maintenance costs remain at 2009’s $8,060. Director and management fees as reported in the financial statements increased by $4,650 from $50,050 in 2009 to $54,700, because fees of $2,000 for services provided in 2009 is paid and recorded in 2010, and there was no actual change in remuneration from 2009. Staff salaries and wages decreased slightly from $24,313 in 2009 to $22,541 in 2010.

All other expenses, including professional, shareholder communication, travel and promotion all decreased significantly from 2009 due to the reduced operations as a result of the world economy and Company’s continuing effort to streamline its operations.

During 2010 we had gain on sale of REGI US shares of $142,815 compared to $347,099 in 2009 because we sold fewer shares in 2010. In 2010 we had realized net gain of $6,971 on expiration and modification of warrants attached to the private sale of REGI US units in 2009; this gain was absent in 2009. In 2010 we had unrealized gain of $62,916 on warrants issued to private sale of REGI US units as a result of valuation calculations using the Black-Scholes model, compared to $14,815 in 2009.

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

In 2008, the Company recognized a gain of $261,351 as a result of its subsidiary selling shares outside the consolidated group for cash proceeds of $261,820 which resulted in a disposition of 0.67% of its ownership in this subsidiary. The decrease in net loss is mainly due to the fact that the Company had a decrease on administrative expenses expense of $249,524 in 2008. Gain on sale of subsidiary’s shares decreased by $355,623 from $616,974 in 2007 to $261,351in 2008. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $81,520 from $147,414 in 2007 to $228,934 in 2008. Interest income decreased from $14,414 in 2007 to $1,276 in 2008. Non-controlling interest increased by $293,505 from $467,958 in 2007 to $761,463 in 2008. Research and development increased by $71,514 to $276,614 in 2008 from $205,103 in 2007 while general and administrative expenses decreased by $249,524 to $1,428,432 in 2008 from $1,677,956 in 2007. This net decrease is a result of less activity in the Company. Professional fees decreased by $27,196 from $259,169 in 2007 to $231,973 in 2008. Stock-based compensation for 2007 was $296,528 compared to $247,059 in 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and sale of our equity accounted investee, REGI U.S., Inc. Our 51% owned Rand Energy Group Inc. also sold its shares of REGI U.S. At April 30, 2010 Rand had 796,483 shares of REGI US, Reg Technologies had 3,040,000 shares of REGI US, with a combined market value of approximately $1,074,000. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

Liquidity

Fiscal year ended April 30, 2010

During the year ended April 30, 2010, we financed our operations with $567,503 from the following activities:

  Sale of private placement of the Company for net proceeds of $375,786 after share issuance costs of $22,603;
  $240,395 from investing activities through the sale of our investee’s shares and warrants in the open market and through private sales, which was reduced by $49,421 advanced to REGI US, our equity accounted investee.

The Company’s cash position decreased by $743 from $1,107 at April 30, 2009 to $364 at April 30, 2010.

The Company owns 3.8 million (directly or indirectly) shares of REGI U.S., Inc. (“REGI”) (a U.S. public company), and formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Rand Energy Group Inc., a subsidiary of the Company, and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the technology. As at April 30, 2010 Rand Energy Group Inc. owes Reg Technologies $1,940,555 (April 30, 2009 - $1,676,840) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The costs the Company has identified for the RadMax® engine are the master design integrator, prototype fabrication, and labour expense, estimated approximately at US$200,000 each, with planned expenditures over the next 6 months.

Fiscal year ended April 30, 2009

During the year ended April 30, 2009, we financed our operations and received $659,679 by:

  share subscriptions received in the amount of $611,815; and
  $472,730 from investing activities through the sale of our investee’s shares and warrants in the open market offset by advances to the investee and other affiliates of $424,126.

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

Capital Resources

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 28,369,856 shares (not including 217,422 treasury shares owned by Rand) were issued and outstanding as of April 30, 2010 and 28,369,856 shares (not including 217,422 treasury shares owned by Rand) are outstanding as at August 24, 2010. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

As at April 30, 2010, the Company had working capital of $215,870 (2009 - $290,087) of which $585,859 is due from REGI U.S., Inc. (“REGI”) (2009-$536,438). This receivable relates mainly to project costs as REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of RadMax® Engine and Reg Technologies Inc. will fund 50%. REGI had US$NIL cash and a US$1,587,723 working capital deficiency at April 30, 2010.

During the year ended April 30, 2010, we used cash in the amount of $567,503 on operating activities as compared to $658,830 for the same period last year resulting in a decrease of $91,327. This is a result of the Company incurring less operating expenses during 2010 in comparison to 2009.

On January 26, 2010, we completed a private placement, whereby we issued 1,012,596 units at $0.15 per unit for proceeds of $151,889. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. Finders’ fees of $7,050 were paid in connection with the private placement.

On March 28, 2010, the Company completed a private placement, whereby it issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs.

On November 9, 2009, Rand sold 238,000 units of REGI US shares at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010. During March, 2010, 163,000 such warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares for total proceeds of $58,877.

On November 9, 2009, Reg Tech sold 280,000 units of REGI US shares at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010.

We have derived most of our research and development and operating capital primarily from the issuance of our capital stock and our former subsidiary REGI U.S., Inc. Our subsidiary, Rand Energy Group Inc. has sold shares it owned in REGI U.S. The Company indirectly and directly owns approximately 3,836,500 shares of REGI U.S. with a carrying value of US $Nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI US.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 3,836,500 shares of REGI U.S. Inc., which shares had a carrying value of approximately $Nil as of April 30, 2010. The Company can sell, through a registered broker, up to 287,100 shares of REGI U.S., representing 1% of the issued shares, during any 90-day period. During the year ended April 30, 2010 Rand sold approximately 30% of its interest in REGI US for $102,024, Reg Tech sold approximately 8% of its interest in REGI US for $79,494.

At April 30, 2010, the market value of the REGI shares was US$1,074,200.

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

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and U.S. GAAP and such differences are summarized in Note 15 to the audited consolidated financial statements included herein.

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

During the last two fiscal years, we spent $227,402 in 2010 and $185,955 in 2009 on research and development. During the past year, development costs have been assumed by a third party who is evaluating the RadMax® Diesel Engine design.

D.	TREND INFORMATION

See “Item 4. - Information on the Company, - Part B., Business Overview”

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2010.

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

These critical accounting policies include:

Basis of accounting and principles of consolidation

The consolidated financial statements of the Company are prepared using Canadian generally accepted accounting principles and are presented in Canadian dollars.

The consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.8% (2009 – 4%) interest in REGI. The Company also owns a 10.6% (2009 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

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

The Company’s financial instruments consist of cash, interest receivable, due from (to) related parties, advances to equity accounted investee, accounts payable, shares subscription payable and a financial instrument liability. The carrying values of these financial instruments approximate their fair value unless otherwise noted.

Cash is measured at face value, representing fair value, and classified as held-for-trading. Interest receivable, due from related parties, and advances to equity accounted investee, which are measured at amortized cost, are designated as loans and receivables. Accounts payable, due to related parties and shares subscription payable which are measured at amortized cost, is designated as other financial liabilities. The financial instrument liability, which is measured at fair value, is classified as held-for-trading.

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

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replaced CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which enables users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments entail a three level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The Company has included disclosures recommended by this new section in Note 3 to these consolidated financial statements.

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

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 –Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

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

As of April 30, 2010, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2010.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, Secretary and Director	Annual Shareholders Meeting for fiscal 2010	1982
Jennifer Lorette *	Director	Annual Shareholders Meeting for fiscal 2010	2001
James Vandeberg *	Chief Financial Officer and Director	Annual Shareholders meeting for fiscal 2010	2004
Susanne Robertson *	Director	Annual Shareholders meeting for fiscal 2010	1984
Robert Grisar	Director	Annual Shareholders meeting for fiscal 2010	2008
* Indicates member of the Issuer's audit committee.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C.   Since October 1982, Mr. Robertson has been President and a Director of our Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor, previously controlled by Reg Technologies Inc. Mr. Robertson is President and Chief Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company which trades on the PinkSheets. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of JGR Petroleum, Inc a private company. Mr. Robertson is a citizen and resident of Canada.

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

James L. Vandeberg, Sammamish, WA  Mr. Vandeberg has been a director of the Company and its Chief Financial Officer since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. He is also a director of REGI U.S., Inc. an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of ASAP Expo Inc. since 2005. He is President and a director of SIN Holdings Inc, an OTCBB company in the oil and gas industry since May, 2010. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

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

Cease Trade Orders

On January 27, 2010, the BCSC issued a Cease Trade Order for Linux Gold Corp., a company with related directors and officers, citing a failure to file an annual information form. The Company filed the requisite annual information form and the Cease Trade Order was revoked by the BCSC on January 29, 2010.

On January 6, 2010, the BCSC issued a Cease Trade Order for IAS citing a failure to file interim financial statements and related documents. On January 18, 2010 the Cease Trade Order was revoked by the BCSC.

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

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding ten years, a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions for a period of more than 30 consecutive days, or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past ten years:

(a)
been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of the Company is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife. Please refer to Item 7.B. – Related Party Transactions.

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

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended April 30, 2010, which has been prepared by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

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

During the Company’s last completed financial year ended April 30, 2010, the Company had two Named Executive Officers: Mr. John Robertson, President, and Mr. James Vandeberg, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended April 30, 2010, 2009, and 2008 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share-based Awards ($)	Option-Based Awards ($)(6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compensation ($)(5)	Total compensation ($)
John G. Robertson, CEO(1)(2)(3)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil 31,240(3*) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 30,688	Nil 61,240 30,688
James Vandeberg, CFO(4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil 15,620 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 15,620 Nil

(1)	Mr. Robertson is also a director and receives annual compensation of $6,000 in that capacity. See Note 6 herein with respect to NEO fees, and “Director Compensation – Narrative Discussion”.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company. See “Management Contracts”.
(3)	Mr. Robertson’s option-based awards granted during 2009 consisted of 100,000 stock options expiring on August 1 2013, at an exercise price of CDN$0.40 and fair value of CDN$0.3124 per share.
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

Pursuant to a management agreement dated May 1, 1996, the Company engaged SMR Investments Ltd. to provide services to the Company. SMR is a private company which is controlled by Susanne Robertson, a director of the Company and the spouse of the Company’s president. The Company’s President is also a director and officer of SMR. SMR provides management services to the Company in consideration of a monthly fee of $2,500 plus applicable taxes. These services include providing general management services and ongoing operations. The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2010 and 2009, the Company paid or accrued to SMR the sum of $32,500 and $30,000 respectively.

During the year ended April 30, 2010, $Nil (2009 - $5,431) in professional fees were incurred with a law firm of which a partner of the law firm is Mr. Vandeberg, an NEO, officer and director of the Company.

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

During the fiscal year ended April 30, 2010, the Company granted 50,000 stock purchase options to a consultant, which are exercisable at $0.21 per share up to April 19, 2015, and no stock options to directors or officers of the Company. In 2009, 375,000 stock options were granted to two directors and a consultant exercisable at $0.21 per share, up to April 22, 2014, and 400,000 stock options to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013, the details of which are set out below.

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	750,000 100,000	0.30 0.40	Oct 20, 2010 Aug 1, 2013	Nil Nil	562,500 75,000	Nil Nil
James Vandeberg	50,000	0.40	Aug 1, 2013	Nil	37,500	Nil

The closing price of the Company’s shares on the TSX Venture Exchange on April 30, 2010 was $0.14.

Incentive Plan Awards – value vested or earned during the year

No incentive stock options held by the NEO’s vested during 2010; in 2009 200,000 incentive stock options vested during the year ended April 30, 2009 which were held by the NEOs. During the years ended April 30, 2010 and 2009, no NEO exercised or sold options.

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

Director Compensation

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended April 30, 2010, in their capacity as a director of the Company.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share-based Awards ($)	Option-Based Awards ($)(6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compensation ($)(5)	Total compensation ($)
John G. Robertson, (1)(2)(3)	2010 2009 2008	12,000 6,000 6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,000 6,000 6,000
James Vandeberg, (4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson (2)(9)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette (7)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Grisar (8)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Robertson is also an NEO and receives compensation in that capacity. See above.
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

Narrative Description

Other than John Robertson, no directors of the Company were compensated during the financial year ended April 30, 2010 for services in their capacity as directors.

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

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended April 30, 2010 for services as consultants or experts.

Mr. Vandeberg, a director and CFO of the Company, Mr. Grisar, a director of the Company, and Ms. Lorette, of the Company, do not receive directors’ fees, but received compensation through certain service agreements described below.

During the year ended April 30, 2010, $nil (2009 - $5,431) in professional fees were incurred with a law firm of which a partner of the law firm is Mr. Vandeberg, an NEO, officer and director of the Company.

During the year ended April 30, 2010, management fees of $32,500 (2009 - $30,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the directors and outstanding at the end of the most recently completed financial year. During 2010, no stock options were granted to the directors; during 2009, 525,000 stock options were granted to four directors.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	750,000 100,000	0.30 0.40	Oct. 20, 2010 Apr. 22, 2014	Nil	562,500 75,000	N/A
James Vandeberg	50,000	0.40	Aug 1, 2013	Nil	37,500	N/A
Susanne Robertson	250,000	0.21	Apr 22, 2014	Nil	187,500	N/A
Jennifer Lorette	50,000 75,000	0.40 0.21	Aug 1, 2013 Apr 22, 2014	Nil	37,500 56,250	N/A N/A
Robert Grisar	Nil	N/A	N/A	N/A	N/A	N/A

(1) the closing price of the Company’s common shares on the TSX Venture Exchange on April 30, 2010 was $0.14

Non-Cash Compensation

Other than stock options were granted by the Company during the financial year ended April 30, 2010 to the directors no other non-cash compensation was paid.

There were no exercises of stock options during the financial year ended April 30, 2010 by the directors who are not a Named Executive Officer. There were 281,250 unexercised options at the financial year end held by directors who are not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards

No incentive stock options, which were held by the non-executive directors, vested during the 2010 year.

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	Nil	Nil%	$nil	$nil	n/a

(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

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

Audit Committee

The Company’s Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the Audit Committee are Jennifer Lorette, Susanne Robertson and James Vandeberg. Ms. Lorette and Mrs. Robertson are independent directors who are not officers or employees of the Company or its affiliates; Mr. Vandeberg is the Company’s Chief Financial Officer.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

D.	EMPLOYEES

As of April 30, 2010, we did not have any employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with the Company.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at August 24, 2010:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	4,121,804	13.61%
Jennifer Lorette (3)	70,900	*
Susanne Robertson (4)	4,858,228	16.99%
James Vandeberg (5)	37,500	*
Robert Grisar	Nil	Nil

(1)	As at August 24, 2010 there were 28,587,278 issued and outstanding common shares. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.
(2)
Includes1,465,669 common shares held directly by Mr. Robertson. 1,118,530 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. This amount also includes 257,200 shares common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr.

Robertson, who is sole director, president and secretary. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by Rainbow Networks. This amount also includes 1, 092,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust. It also includes 187,500 stock options which are exercisable.

(3)	Includes 37,500 exercisable stock options.
(4)
Includes 639,975 held directly by Mrs. Robertson. SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,155,753 common shares. This amount also includes 62,500 exercisable stock options.

(5)	Includes 25,000 stock options which are currently exercisable.

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

At August 24, 2010, we are aware of two shareholders who own 5% or greater of the voting shares of the Company.

Susanne Robertson, our director, owns or controls 4,795,728 of our issued and outstanding common shares. Of these, 639,975 common shares are held directly and the balance of 4,155,753 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson. Mrs. Robertson does not have any different voting rights.

John Robertson, our President and a director, owns or controls 3,677,104 of our issued and outstanding common shares. Of these 1,465,669 are held directly; and 1,118,530 shares registered in the name of and beneficially owned by Access Information Services, Inc., a corporation which is owned and controlled by the Robertson Family Trust, and 1,092,905 shares registered in the name of JGR Petroleum Inc., a corporation owned by the Robertson Family Trust. The beneficiary of the Robertson Family Trust is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

As of July 31, 2010, our shareholders list showed 28,587,278 common shares outstanding with 497 registered shareholders. The direct and indirect holding by depository institutions and other financial institutions is estimated as 76 holders of record resident in Canada, holding an aggregate of 15,690,504 common shares; 417 holders of record resident in the United States, holding an aggregate of 12,838,474 common shares; and 4 holders of record resident elsewhere holding an aggregate of 58,300 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of the Company.

B.	RELATED PARTY TRANSACTIONS.

At April 30, 2010, the Company is owed an aggregate of $28,455 (2009 - $19,537) by related parties and owed an aggregate of $146,741 (2009 - $nil) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2010, $nil (2009 - $5,431) in professional fees were incurred with a law firm of which a partner of the law firm is an officer and director of the Company.

During the year ended April 30, 2010, rent of $10,181 (2009 - $13,903) incurred with a company having common officers and directors.

During the year ended April 30, 2010, management fees of $32,500 (2009 - $30,000) were paid to a company having common officers and directors.

During the year ended April 30, 2010, research and development costs of $63,300 (2009 - $38,465) were paid to a company having common officers and directors.

During the year ended April 30, 2010, administrative fees, included in miscellaneous office expenses, of $7,902 (2009 - $14,598), consulting fees of $nil (2009 - $9,967) and management and directors’ fees of $22,200 (2009 - $20,050) were paid to officers, directors and companies controlled by officers and directors for services rendered.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

During the fiscal year ended April 30, 2010 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect us.

At no time during the fiscal year ended April 30, 2010 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 8 of the financial statements for the years ended April 30, 2010 and 2009.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended April 30, 2010, 2009 and 2008.	F-1 - F-27

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

		TSX Venture		OTC BB*
		High	Low	High	Low
		CDN $	CDN $	US $	US $
				High-Bid*	Low-Bid*
2008
	1st Quarter ended July 31/07	0.76	0.50	0.66	0.37
	2nd Quarter ended October 31/07	0.59	0.45	0.53	0.40
	3rd Quarter ended January 31/08	0.59	0.35	0.51	0.281
	4th Quarter ended April 30/08	0.52	0.415	0.49	0.39
2009
	1st Quarter ended July 31/08	0.57	0.39	0.57	0.36
	2nd Quarter ended October 31/08	0.47	0.14	0.38	0.12
	3rd Quarter ended January 31/09	0.32	0.09	0.25	0.09
	4th Quarter ended April 30/09	0.35	0.18	0.28	0.13
2010
	1st Quarter ended July 31/09	0.27	0.18	0.27	0.12
	2nd Quarter ended October 31/09	0.30	0.17	0.24	0.15
	3rd Quarter ended January 31/10	0.21	0.15	0.20	0.14
	4th Quarter ended April 30/10	0.26	0.13	0.25	0.13

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

The following table shows the high and low closing prices of our stock traded on the TSX Venture and the OTC Bulletin Board during the most recent six months, for each month as follows:

	TSX Venture		OTC BB*
	High	Low	High	Low
	CDN $	CDN $	US $	US $
			High-Bid*	Low-Bid*
Month (2010)
February	0.26	0.155	0.25	0.14
March	0.17	0.14	0.22	0.13
April	0.17	0.125	0.17	0.14
May	0.17	0.13	0.14	0.12
June	0.17	0.135	0.16	0.14
July	0.25	0.145	0.17	0.14

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

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 28,587,278 shares were issued and outstanding as of April 30, 2010 and 28,587,278 are outstanding as at August 24, 2010. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

On October 27, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution that the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia); and delete and replace our Articles in their entirety and no longer apply to the Company. The New Articles, among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. Our Incorporation Number is BC0255438. Our Articles do not restrict the nature of the business that may be carried on by the Company.

C.	MATERIAL CONTRACTS

During the past two years ended April 30, 2010 and April 30, 2009, we were not subject to or entered into any material contracts.

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at (http://www.sec.gov). The Company also files information with the Canadian Securities Administrators via SEDAR (www.sedar.com). The Company’s website is www.regtech.com.

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

The material weakness identified represented a deficiency due to sophisticated and highly technical accounting issues. In order to mitigate this material weakness to the fullest extent possible, during the fiscal year ended April 30, 2010, the Company replaced its management accounting professionals with new management accountants with the requisite technical accounting knowledge, and will more closely monitor the work of, and communicate with, our new management accountants.

We further concluded that our internal control over financial reporting was not effective as at April 30, 2010 due to inadequate segregation of duties and ineffective risk assessment. We planned to, and have commenced a process to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report, we have begun to remediate the material weaknesses identified above. To remediate such weaknesses, we planned to, and have commenced appointment of additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Attestation Report on Internal Control Over Financial Reporting

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended April 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Committees of the Board and Financial Expert

Audit Committee

Board of Directors has only one committee, the Audit Committee. Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. The Company’s audit committee is comprised of three directors of the Company - Jennifer Lorette, Susanne Robertson, and James Vandeberg.

Mr. Vandeberg is not “independent” as he is an officer of the Company. Mrs. Robertson and Ms. Lorette are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company, other than an interest or relationship arising from ownership of shares of the Company. All of the audit committee members are “financially literate. We do not currently have a financial expert in our audit committee in part, due to our relatively small size, and due to our status as a “Venture” issuer under Canadian securities rules, and the rules of the TSX Venture Exchange.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

The audit committee has adopted specific policies and procedures for the engagement of non-audit services. The engagement of non-audit services is considered by the Company’s audit committee, and where applicable the Board of Directors, on a case-by-case basis.

Audit Committee Financial Expert

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”. Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have many years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	CODE OF ETHICS

Code of Ethics

The Company’s board of directors’ is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Company. In order to achieve this objective, efforts are made to the implementation, monitoring and enforcement of the Company’s Code of Ethics (“Code”). This is accomplished by: (a) taking prompt action against violations of the Code; ensuring employees and consultants are aware that they may discuss their concerns with their supervisor or directly to the Compliance Officer; the Compliance Officer reporting suspected fraud or securities law violations for review by the Audit Committee and reporting same to the Board of Directors. The Company distributes to each new director, officer, employee and consultant the Company’s Code.

No waivers of any provision of this Code of Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation. There have been no waivers of the Code since its implementation.

A copy of the Code is available from the Company on written request, and the text of the code of business conduct and ethics is attached as an exhibit hereto and posted on the Company’s website at www.regtech.com.

Assessments

The board of directors is ultimately responsible for the stewardship of the Company, which means that it oversees the day-to-day management delegated to the President and Chief Executive Officer and the other officers of the Company. The board is charged with the responsibility of assessing the effectiveness of itself, its committee(s) and the contributions of individual directors.

The Nominating and Corporate Governance Committee Charter was constituted by the board of directors to assist the Board and its officers, employees, and consultants to fulfill fundamental issues including: (a) the regular assessment of the Company’s approach to corporate governance issues; (b) ensuring that such approach supports the effective functioning of the Company with a view to the best interests of the Company’s shareholders and effective communication between the board of directors and management of the Company; and (c) the process, structure and effective system of accountability by management to the board of directors and by the board to the shareholders, in accordance with applicable laws, regulations and industry standards for good governance practices. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.regtech.com.

Additionally, directors and officers are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

	2010	2009
	Fiscal Year	Fiscal Year
Type of Services Rendered	(CAD$)	(CAD$)

(a) Audit Fees	$22,000	$27,940

(b) Audit-Related Fees	$nil	$2,500

(c) Tax Fees	$4,000	$6,200

(d) All Other Fees	$nil	$nil

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

Audit Fees
The aggregate audit fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended April 30, 2009 were $27,940. The aggregate fees billed by ACAL Group Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended April 30, 2010 is expected to be $22,000. For Audit Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2010 and 2009 was 100%.

Audit Related Fees
The aggregate audit fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants billed for assurance and related services for the fiscal year ended April 30, 2009 is expected to be $2,500. The aggregate fees billed for assurance and related services by ACAL Group Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal year ended April 30, 2010, which are not reported under the heading "Audit Fees" above, was $Nil. The Audit Related Fees incurred during fiscal 2010 and 2009, were 100% pre-approved by our Audit Committee prior to commencement of the services.

Tax Fees
The aggregate tax fees for tax compliance, tax advice and tax planning for the fiscal year ended April 30, 2009 were $6,200. For the fiscal year ended April 30, 2010, the aggregate fees billed for tax compliance, tax advice and tax planning is expected to be $4,000. For Tax Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Tax Related Fees pre-approved by our Audit Committee during fiscal 2010 and 2009 was 100%.

All Other Fees
The aggregate fees billed by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants for products and services other than the services set out above for the fiscal year ended April 30, 2009 were $Nil. For the fiscal year ended April 30, 2010, the aggregate fees billed by ACAL Group Chartered Accountants, as applicable, for products and services other than the services set out above, was $Nil. Had there been any Other Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

No disclosure required.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No disclosure required.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective July 8, 2009, James Stafford, Inc., Chartered Accountants (“Stafford”), the Company’s then independent accountant previously engaged as the principal accountant to audit the Company’s financial statements, resigned as the Company’s auditor. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of Dale, Matheson, Carr-Hilton Labonte LLP Chartered Accountants (“DMCL”) as auditors of the Company for the financial year ending April 30, 2009, effective August 6, 2009.

The shareholders of the Company ratified the appointment of DMCL at the annual and special meeting of the shareholders of the Company on January 4, 2010.

Effective May 10, 2010, at the request of the Company, DMCL, the Company’s then independent accountant previously engaged as the principal accountant to audit the Company’s financial statements, was asked by the Company to, and did, resign as the Company’s auditor. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of ACAL Group Chartered Accountants (“ACAL”) as auditors of the Company for the financial year ending April 30, 2010, effective May 25, 2010. The Company's decision to change accountants was made on the recommendation of the Audit Committee.

The shareholders of the Company will be asked to ratify the appointment of ACAL at the 2010 annual meeting of the shareholders of the Company which is yet to be scheduled.

No audit report was prepared by Stafford during its appointment.

DMCL was the auditor of the Company since August 6, 2009 and from such date until its termination, there were no disagreements with DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of DMCL, would have caused it to make reference to the subject matter of the disagreement in its audit report and there have been no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended April 30, 2009 and 2008, prior to the engagement of DMCL, the Company did not consult with DMCL with regard to (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; and further, ACAL have not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The decision to engage DMCL as the Company’s new principal auditor was recommended and approved by the Company's Board of Directors as of August 6, 2009.

DMCL furnished a letter addressed to the Securities and Exchange Commission stating it agreed with the information contained above, which letter is filed as Exhibit 15.3 to this Form 20-F.

During the two fiscal years ended April 30, 2010 and 2009, prior to the engagement of ACAL, the Company did not consult with ACAL with regard to (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; and further, ACAL have not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The decision to engage ACAL as the Company’s new principal auditor was recommended and approved by the Company's Board of Directors as of May 10, 2010.

ACAL furnished a letter addressed to the Securities and Exchange Commission stating it agreed with the information contained above, which letter is filed as Exhibit 15.4 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2010, 2009 and 2008	F-1 – F-27

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements, together with the reports of ACAL Group Chartered Accountants, and Dale, Matheson, Carr-Hilton Labonte LLP Chartered Accountants on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Report of Registered Public Accounting Firm dated August 25, 2010 of ACAL Group, Chartered Accountants
Report of Registered Public Accounting Firm dated August 24, 2009 of Dale, Matheson, Carr-Hilton Labonte LLP Chartered Accountants
Consolidated Balance Sheets as at April 30, 2010 and April 30, 2009
Consolidated Statements of Operations and Comprehensive Loss as at April 30, 2010, April 30, 2009 and April 30, 2008
Consolidated Statements of Stockholders’ Deficit, April 30, 2007 to April 30, 2010
Consolidated Statements of Cash Flows as at April 30, 2010, April 30, 2009 and April 30, 2008
Notes to the Consolidated Financial Statements as at April 30, 2010, April 30, 2009 and April 30, 2008

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
April 30, 2010

SUITE 1850 1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

AUDITORS’ REPORT

To:	the Shareholders of Reg Technologies Inc.

We have audited the consolidated balance sheet of Reg Technologies Inc. (the “Company”) as at April 30, 2010 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2010 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2009 and for the years ended April 30, 2009 and 2008 were audited by other auditors who expressed opinions without reservations on those statements in their reports to the shareholders dated August 24, 2009 and August 22, 2008.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 25, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated August 25, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 25, 2010

AUDITORS’ REPORT

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

“DALE MATHESON CARR-HILTON LABONTE LLP”
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

“DALE MATHESON CARR-HILTON LABONTE LLP”
CHARTERED ACCOUNTANTS

Vancouver, Canada
August 24, 2009
Except for Note 14 which is as of November 13, 2009

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at	As at
	30 April	30 April
	2010	2009
	$	$
Assets

Current
Cash	364	1,107
GST and interest receivable	9,882	9,010
Prepaid expenses	1,416	1,776
Due from related parties (Note 8)	28,455	19,537
Advances to equity accounted investee (Note 6)	585,859	536,438
	625,976	567,868
Equipment (Note 5)	3,346	6,897

	629,322	574,765
Liabilities

Current
Bank indebtedness	494	-
Accounts payable and accrued liabilities	57,861	78,402
Due to related parties (Note 8)	146,741	-
Income taxes payable (Note 11)	10,317	32,379
Share subscription payable (Note 10)	58,877	-
Financial instrument liability (Note 10)	135,816	167,000
	410,106	277,781

Shareholders’ equity
Share Capital (Note 4)	12,082,039	11,800,964
Warrants (Note 4)	245,518	167,540
Contributed Surplus	2,133,649	2,115,568
Deficit	(14,241,990)	(13,787,088)

	219,216	296,984

	629,322	574,765

Nature and Continuance of Operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 14)

On behalf of the Board:

“John Robertson”	Director	“Jennifer Lorette"	Director
John Robertson		Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year	For the year	For the year
	ended April 30,	ended April 30,	ended April 30,
	2010	2009	2008
	$	$	$
			Restated
			(Note 12)
Expenses
Amortization	3,551	4,042	3,869
Shareholder communication	82,026	140,157	357,949
Consulting fees	16,542	28,094	76,292
Foreign exchange loss (gain)	81,608	(59,268)	27,313
Management and directors’ fees (Note 8)	54,700	50,050	53,500
Mineral property maintenance costs	8,060	8,060	8,200
Office expenses	33,719	55,950	74,914
Professional fees (Note 8)	105,851	145,407	231,973
Research and development	227,402	185,955	276,614
Rent and utilities (Note 8)	10,182	39,972	36,122
Stock-based compensation (Note 4)	1,348	90,736	247,059
Transfer agent and filing fees	26,925	42,541	56,776
Travel and promotion	15,211	29,616	118,663
Wages and benefits	22,541	24,313	194,723

Loss before other items and income taxes	(689,666)	(785,625)	(1,763,967)

Other income (expense)
Gain on sale of investee’s shares (Note 6)	142,815	347,099	261,351
Gain on issue by investee of its own shares (Note 7)	-	-	228,934
Net gain on expiration and modification of financial	6,971	-	-
instrument liability
Interest income	-	-	1,276
Non-controlling interest	-	-	761,463
Unrealized gain (loss) on financial instrument liability	62,916	14,815	(25,386)

Loss before income taxes	(476,964)	(423,711)	(536,329)

Income tax recovery (expense) – current (Note 11)	22,062	(32,379)	-

Net and comprehensive loss	(454,902)	(456,090)	(536,329)

Loss per share – basic and diluted	(0.02)	(0.02)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	26,123,280	24,849,721	23,849,000

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year	For the year	For the year
	ended April 30	ended April 30	ended April 30
	2010	2009	2008
	$	$	$
			Restated (Note 12)
Cash flows used in operating activities
Net loss	(454,902)	(456,090)	(536,329)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	3,551	4,042	3,869
Gain on sale of investee’s shares	(142,815)	(347,099)	(261,351)
Gain on issue by investee of its own shares	-	-	(228,934)
Non-controlling interest	-	-	(761,463)
Shares issued for services	-	-	36,722
Net gain on expiration and modification of financial instrument liability	(6,971)	-	-
Stock-based compensation	1,348	90,736	247,059
Unrealized (gain) loss on financial instrument liability	(62,916)	(14,815)	25,386
Changes in non-cash working capital items:
Bank indebtedness	494	-	-
GST and interest receivable	(872)	(1,990)	4,309
Prepaid expenses	360	3,240	25,325
Due from related parties	(8,918)	(3,046)	-
Accounts payable and accrued liabilities	(20,541)	33,813	96,588
Due to related parties	146,741	-	-
Income taxes payable	(22,062)	32,379	-
	(567,503)	(658,830)	(1,348,819)
Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(49,421)	(424,126)	166,215
Proceeds on sale of investee’s shares and warrants	240,395	472,730	261,820
Net cash from deemed disposition of subsidiary	-	-	(7,748)
Purchase of equipment	-	(740)	(1,338)
	190,974	47,864	418,949
Cash flows provided by financing activities
Proceeds from share issuances, net of issuance costs	375,786	611,815	651,140
	375,786	611,815	651,140
Effect of exchange rate on cash	-	-	(15,475)

Increase (decrease) in cash	(743)	849	(294,205)
Cash, beginning	1,107	258	294,463
Cash, ending	364	1,107	258

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

					Other Comprehensive Income (Loss)$		Total
	Common	Common	Contributed	Warrants			Shareholders’
	Shares	Shares	Surplus			Deficit	Equity
	#	$	$	$		$	$

Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617

Stock-based compensation	–	–	247,059	–	–	–	247,059

Deconsolidation adjustment	–	–	(886,589)	–	(648,763)	–	(1,535,352)

Deconsolidation of subsidiary	–	–	1,808,851	–	–	–	1,808,851

Foreign currency translation adjustment	–	–	5,672	–	9,005	–	14,677

Net loss (Restated – Note 12)	–	–	–	–	–	(536,329)	(536,329)

Balance – April 30, 2008 (Restated – Note 12)	23,942,759	11,356,689	2,024,832	–	–	(13,330,998)	50,523

Shares issued for cash	1,771,168	444,275	–	167,540	–	–	611,815

Stock-based compensation	–	–	90,736	–	–	–	90,736

Net loss	–	–	–	–	–	(456,090)	(456,090)

Balance – April 30, 2009	25,713,927	11,800,964	2,115,568	167,540	–	(13,787,088)	296,984

Shares issued for cash	2,655,929	281,075	–	94,711	–	–	375,786

Stock-based compensation	–	–	1,348	–	–	–	1,348

Expiration of warrants	–	–	16,733	(16,733)	–	–	–

Net loss	–	–	–	–	–	(454,902)	(454,902)

Balance – April 30, 2010	28,369,856	12,082,039	2,133,649	245,518	–	(14,241,990)	219,216

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2010 owns 3.8 million shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 13% interest in REGI. REGI owns the U.S, marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $14,241,990 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.8% (2009 – 4%) interest in REGI. The Company also owns a 10.6% (2009 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

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

The 2009 and 2008 comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

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
For the years ended 30 April 2010 and 2009

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

At April 30, 2010 and 2009, the Company’s mineral property interests had been written down to $nil.

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
For the years ended 30 April 2010 and 2009

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
For the years ended 30 April 2010 and 2009

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

The Company’s financial instruments consist of cash, interest receivable, due from (to) related parties, advances to equity accounted investee, accounts payable, shares subscription payable and a financial instrument liability. The carrying values of these financial instruments approximate their fair value unless otherwise noted.

Cash is measured at face value, representing fair value, and classified as held-for-trading. Interest receivable, due from related parties, and advances to equity accounted investee, which are measured at amortized cost, are designated as loans and receivables. Accounts payable, due to related parties and shares subscription payable are measured at amortized cost and designated as other financial liabilities. The financial instrument liability, which is measured at fair value, is classified as held-for-trading.

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
For the years ended 30 April 2010 and 2009

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

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replaced CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which enables users to evaluate the significance of financial instruments for an entity’s position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk, interest rate risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after May 1, 2008.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments entail a three level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. Additional disclosure has been included in the Company’s consolidated financial statements (See Note 3).

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

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

2.	Significant Accounting Policies (Cont’d)

o)	Newly adopted standards (Cont’d)

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

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 –Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2010	Cash	Related Party Receivables	Advances to Equity Accounted Investee	Accounts Payable
	$228	$13,857	$585,859	$15,824

At April 30, 2010 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $58,410.

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

(12)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

3.	Financial Instruments (Cont’d)

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

--    Level 1 – quoted prices in active markets for identical assets or liabilities.

--    Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

--    Level 3 – inputs for the asset or liability that are not based on observable market data.

At April 30, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2
Cash	$364
Financial instrument liability		$135,816

4.	Common Stock

Authorized

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2010, Rand owns 217,422 (2009 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

(13)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

4.	Common Stock (Cont’d)

Private placements

On July 31, 2008, the Company completed a private placement, whereby it issued 1,315,168 units at $0.40 per unit for proceeds of $526,067. Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to acquire one additional common share for a period of one year at $0.50 per share and at $0.60 per share in the second year. The fair value of the warrants included in the units was estimated to be $0.115 per warrant using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 3.10%, expected volatility of 107%, an expected life of 1 year and no expected dividends. The Company incurred finders’ fees of $22,212 in connection with this private placement, which are included in share issuance costs.

On April 1, 2009, the Company completed a private placement, whereby it issued 456,000 units at $0.25 per unit for proceeds of $114,000. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Two one-half warrants entitle the holder to purchase one additional share of common stock at a price of $0.35 per share for one year. The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.10%, expected volatility of 115%, an expected life of 1 year and no expected dividends. The Company incurred finders’ fees of $6,040 in connection with this private placement, which are included in share issuance costs.

On January 26, 2010, the Company completed a private placement, whereby it issued 1,012,596 units at $0.15 per unit for proceeds of $151,889. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.17%, expected volatility of 97%, an expected life of 1 year and no expected dividends. Finders’ fees of $7,050 were paid in connection with the private placement, which are included in share issuance costs.

On March 28, 2010, the Company completed a private placement, whereby it issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.03 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 0.87%, expected volatility of 99%, an expected life of 1 year and no expected dividends. Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs.

(14)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

4.	Common Stock (Cont’d)

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

During the year ended April 30, 2010, the Company recorded stock-based compensation of $1,348 (2009 - $90,736) as a general and administrative expense.

On August 1, 2008, the Company granted 400,000 stock options from the Plan to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.69%, expected volatility of 134%, an expected option life of 1 -5 years and no expected dividends. The weighted average fair value of options granted was $0.31 per option. During the year ended April 30, 2010 the Company recognized $nil (2009 - $43,648) as stock-based compensation in relation to this grant, with $46,990 (2009 - $46,990) to be recognized in future accounting periods as the options continue to vest.

On April 22, 2009, the Company granted 375,000 stock options from the Plan to two directors and a consultant exercisable at $0.21 per share, up to April 22, 2014. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 3.19%, expected volatility of 106%, an expected option life of 1 - 5 years and no expected dividends. The weighted average fair value of options granted was $0.18 per option. During the year ended April 30, 2010 the Company recognized $nil (2009 - $16,502) as stock-based compensation in relation to this grant, with $37,419 (2009 - $37,419) to be recognized in future accounting periods as the options continue to vest.

(15)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

4.	Common Stock (Cont’d)

Stock Options (Cont’d)

On April 19, 2010, the Company granted 50,000 stock options from the Plan a consultant exercisable at $0.21 per share, up to April 19, 2015. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 2.74%, expected volatility of 102%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation in relation to this grant, with $4,044 to be recognized in future accounting periods as the options continue to vest.

The following is a summary of options activities during the years ended April 30, 2010 and 2009:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2008	1,125,000	0.27
Granted	775,000	0.31
Expired	(375,000)	0.22
Outstanding at April 30, 2009	1,525,000	0.30
Granted	50,000	0.21
Outstanding at April 30, 2010	1,575,000	0.30

Weighted average fair value of options granted during the year ended April 30, 2010		0.11

The following options were outstanding at April 30, 2010:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$

October 20, 2010	0.30	750,000	0.47
August 1, 2013	0.40	400,000	3.26
April 22, 2014	0.21	375,000	3.98
April 19, 2015	0.21	50,000	4.97

Options Outstanding		1,575,000

Options Exercisable		393,570

(16)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

4.	Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2010 and 2009:

	Number of warrants	Weighted average exercise price $
Outstanding at April 30, 2008	-	-
Issued	1,543,168	0.56
Outstanding at April 30, 2009	1,543,168	0.56
Issued	2,655,929	0.20
Expired	(228,000)	0.35
Outstanding at April 30, 2010	3,971,097	0.33

The following warrants were outstanding at April 30, 2010:

Expiry Date	Exercise price $	Number of warrants

July 31, 2010	0.60	1,315,168
January 26, 2011	0.20	1,012,596
March 28, 2011	0.20	1,643,333
Warrants Outstanding		3,971,097

5.	Equipment

	Cost	Accumulated Amortization	2010 Net
Computer hardware	$7,372	$6,829	$543
Office furniture and equipment	8,849	6,046	2,803
Total	$16,221	$12,875	$3,346

	Cost	Accumulated Amortization	2009 Net
Computer hardware	$7,372	$5,049	$2,323
Office furniture and equipment	8,849	4,275	4,574
Total	$16,221	$9,324	$6,897

(17)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

6.	Equity Accounted Investee

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2010, the Company is owed an aggregate of $585,859 (2009 - $536,438) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2010, the Company recognized a gain of $142,815 (2009 – gain of $347,099) relating to the sale of 621,725 (2009 – 1,394,608) of shares of REGI by the Company and Rand.

7.	Dilution Gain

During the year ended April 30, 2008, prior to the de-consolidation, REGI issued shares to third parties. These issuances reduced Rand’s interest in REGI, which resulted in a gain on dilution of $228,934.

8.	Related Party Transactions

At April 30, 2010, the Company is owed an aggregate of $28,455 (2009 - $19,537) by related parties and owed an aggregate of $146,741 (2009 - $nil) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2010, $nil (2009 - $5,431) in professional fees were incurred with a law firm of which a partner of the law firm is an officer and director of the Company.

During the year ended April 30, 2010, rent of $10,181 (2009 - $13,903) incurred with a company having common officers and directors.

During the year ended April 30, 2010, management fees of $32,500 (2009 - $30,000) were paid to a company having common officers and directors.

During the year ended April 30, 2010, research and development costs of $63,300 (2009 - $38,465) were paid to a company having common officers and directors.

During the year ended April 30, 2010, administrative fees, included in miscellaneous office expenses, of $7,902 (2009 - $14,598), consulting fees of $nil (2009 - $9,967) and management and directors’ fees of $22,200 (2009 - $20,050) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

(18)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

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

iii)	A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology.

c)	On June 11, 2009, the Company entered into a lease agreement for one additional year for a total of $13,185.

10.	Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold 238,000 units at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010.

During the year ended April 30, 2009, Rand sold 40,000 units at US$1.00 per unit consisting of one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$1.50 per share expiring May 6, 2013.

During the year ended April 30, 2009, Rand sold 1,264,933 units at US$0.25 per unit consisting of one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring March 12, 2010.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants. The proceeds allocated to the warrants were $17,400 (2009 - $125,632) upon issuance. The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.24%, expected volatility of 121%, an expected option life of 1 year and no expected dividends.

(19)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

10.	Financial Instrument Liability (Cont’d)

Rand’s private sales of REGI shares (Cont’d)

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares for total proceeds of $58,877(US$57,050). These shares were transferred by Rand to the purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.15%, expected volatility of 117%, an expected option life of 1 year and no expected dividends.

As at April 30, 2010 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008	80,000	US$ 1.50	March 27, 2013
May 6, 2008	40,000	US$ 1.50	May 6, 2013
March 12, 2009	894,333	US$ 0.35	March 12, 2011
November 9, 2009	238,000	US$ 0.35	November 9, 2010

The fair value of the warrants as follows:

	Fair value at	Fair value at
Expiry date	April 30, 2010	April 30, 2009
March 27, 2013	$6,292	$11,474
May 6, 2013	3,120	5,873
March 12, 2010	-	149,653
March 12, 2011	86,863	-
November 9, 2010	39,541	-

Total	$135,816	$167,000

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2010	30 April 2009
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	98% - 115%	108% - 118%
Risk-free interest rate	0.38% - 2.42%	0.43% - 0.64%
Expected life of warrants (years)	0.87 – 3.01	0.87 – 4.01

(20)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

10.	Financial Instrument Liability (Cont’d)

Reg Tech’s private sales of REGI shares

On November 9, 2009, Reg Tech sold 280,000 units (2009 – nil units) at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants. The proceeds allocated to the warrants were $21,304 (2009 - $nil) upon issuance. The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.31%, expected volatility of 121%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at April 30, 2010 was determined at $21,373 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.24%, expected volatility of 121%, an expected option life of 0.53 year and no expected dividends.

As at April 30, 2010 all 280,000 warrants were outstanding.

11.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended	For the year ended
	April 30, 2010	April 30, 2009
	$	$

Net loss before income taxes	(476,964)	(423,711)
Combined federal and provincial income tax rate	29.50%	30.50%

Expected income tax recovery	(140,705)	(129,232)
Increase (decrease) due to:
Non-deductible expenses	4,898	23,970
Change in long-term Canadian tax rate and other	25,191	60,663
Expiry of non-capital losses	27,354	70,418
Change in valuation allowance	80,922	52,380
Non-taxable portion of gain	(19,722)	(45,820)

Income tax expense (recovery)	(22,062)	32,379

(21)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

11.	Income Taxes (Cont’d)

The components of future income tax assets are as follows:

	2010	2009
	$	$

Non-capital losses	678,000	617,000
Intangible assets and other	160,000	141,000
Equipment	50,000	49,000
	888,000	807,000
Valuation allowance	(888,000)	(807,000)
Net future income tax asset assets	-	-

The Company has non-capital losses of approximately $2,712,112 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	571,468
2029	711,984
2030	352,737
2,712,112

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

(22)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

12.	Restatement (Cont’d)

The following presents the effect of the previously issued consolidated financial statements for the year ended April 30, 2008.

Consolidated balance sheet

	2008		2008
	As previously reported	Increase	Restated
Financial instrument liability	$-	$56,184	$56,184
Deficit	13,274,814	56,184	13,330,998

Consolidated statement of operations

	2008		2008
	As previously reported	Increase (Decrease)	Restated
Gain on sale of investee’s shares	$292,149	$(30,798)	$261,351
Unrealized gain (loss) on financial instrument liability	-	(25,386)	(25,386)
Net and comprehensive loss	480,145	56,184	536,329

13.	Capital Management

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

The Company is not subject to externally imposed capital requirements and there were changes in its approach to capital management during the year ended April 30, 2010.

(23)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

14.	Subsequent Events

Convertible Debenture

On June 1, 2010, the Company issued a convertible debenture for total proceeds of $50,000 which bears interests at 8% per annum payable monthly, is unsecured and due one year from date of issuance. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share. The Company has the option to repay principal and accrued interest before the due date with 30 days’ notice.

Asset Transfer Agreement

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated subsidiary Minewest Silver and Gold Inc. (“Minewest”), a private company incorporated in British Columbia for acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 50% interest in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

     - Cash payment of $25,000 on or before August 15, 2010 (paid);
     - Issuance of 8,000,000 shares of Minewest voting common shares.

Warrants expired

1,315,168 warrants of the Company exercisable at $0.60 per share have expired, unexercised.

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

a)	Development Stage Company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable products. However, the identification of the Company as' such for accounting purposes does not impact the measurement principles applied to these financial statements.

b)	Gain on Sale of Shares Issued by Subsidiary

Under Canadian GAAP, the Company recorded a gain on the issuance of shares by a subsidiary outside the consolidated group. Under US GAAP, these issuances of shares are treated as equity transactions pursuant to SAB Topic 5.H – “Accounting for Sales of Stock by a Subsidiary”.

(24)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

c)	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

d)	Recent Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, Statement of Financial Accounting Standards No. 141 (revised 2007) (ASC Topic 805), Business Combinations, and Statement of Financial Accounting Standards No. 160 (ASC Topic 810), Non-controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased. This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

(25)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

d)	Recent Accounting Pronouncements (continued)

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In May 2009, the FASB announced the issuance of FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, Subsequent Events. FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports. Rather, FASB ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. The Company has already adopted this policy and its full disclosure is included in Note 14.

e)	The net loss for the years ended April 30, 2010, 2009 and 2008 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2010	2009	2008
			(Restated – Note 12)
	$	$	$

Net income (loss), as determined under Canadian GAAP	(454,902)	(456,090)	(536,329)
Gain due to ownership of new assets resulting from subsidiary shares issued	-	-	(228,934)

Donated services	(161,071)	(171,705)	(153,440)

Net loss, as determined under U.S. GAAP	(615,973)	(627,795)	(918,703)

Loss per share, weighted average basis (excluding escrowed shares) under US GAAP	(0.02)	(0.03)	(0.04)
Deficit accumulated during the development stage, as determined under U.S. GAAP

Beginning of year	(22,355,988)	(21,728,193)	(20,809,490)

Loss for the year	(615,973)	(627,795)	(918,703)

End of year	(22,971,961)	(22,355,988)	(21,728,193)

(26)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2010 and 2009

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP”) (Cont’d)

f)	Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2010 and 2009 are as follows:

	2010	2009
	$	$
Donated capital, under Canadian GAAP	-	-
Donated services	1,592,736	1,431,665
Donated capital, under U.S. GAAP	1,592,736	1,431,665

Contributed surplus, under Canadian GAAP	2,115,568	2,115,568
Gain due to ownership of net assets resulting from subsidiary shares issued	7,137,235	7,137,235
Contributed Surplus, under U.S. GAAP	9,252,803	9,252,803

Deficit, ending balance, under Canadian GAAP	14,241,990	13,787,088

Deficit, under U.S. GAAP	22,971,961	22,355,988

Net increase to deficit, under U.S. GAAP	8,729,971	8,568,900

g)	There are no differences to the statement of cash flows under Canadian GAAP and U.S. GAAP.

(27)

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Number		Description

1.1		Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2		Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3		Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1		Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4.	(a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4.	(a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4.	(a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4.	(a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4.	(a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4.	(a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4.	(a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4.	(a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4.	(a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4.	(a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4.	(a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4.	(a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4.	(a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)

4.	(a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4.	(a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)
4.	(a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4.	(a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4.	(b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4.	(b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4.	(b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4.	(b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4.	(b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4.	(b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1		List of Parents and Subsidiaries of the Company	(10)
11.1		Code of Ethics	(11)
12.1		Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
12.2		Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(11)
13.1		Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
13.2		Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(11)
15.1		Consent of ACAL Group Chartered Accountant	(11)
15.2		Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants	(11)
15.3		Letter to U.S Securities and Exchange Commission from Dale Matheson Carr-Hilton Labonte LLP Chartered Accountants August __, 2010	(11)
15.4		Letter to U.S Securities and Exchange Commission from ACAL Group Chartered Accountants	(11)

1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996
3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997
4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998
5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999
6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000
7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001
8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002
9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
10)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2009
11)	Exhibits filed herewith.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.
REGISTRANT

Dated: August 27, 2010	By:	/s/ John G. Robertson
John G. Robertson
President

Exhibit 8.1

List of Parents and Subsidiaries of the Company

Reg Technologies Inc.
(a British Columbia corporation)

Rand Energy Group Inc.
(a British Columbia corporation)
(51% owned by Reg Technologies Inc.)

Exhibit 11.1

REG TECHNOLOGIES INC. CODE OF ETHICS

Preamble
This Code of Conduct and Ethics (the "Code") sets forth legal and ethical standards of conduct for employees, officers, directors and consultants that render material activities on behalf of the Company and its subsidiaries, including the Company's principal executive officer and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). This Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations. This Code applies to the Company and all of its subsidiaries and other business entities controlled by it worldwide.

If you have any questions regarding this Code or its application to you in any situation, you should contact the President or any other director of the Company.

Compliance with Laws, Rules and Regulations
The Company requires that all employees, officers, directors and consultants comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its employees, officers, directors or consultants, it is your responsibility to promptly report the matter to your supervisor or the President of the Company. While it is the Company's desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, provincial, state or foreign law, rule or regulation, to the appropriate regulatory authority.

Employees, officers, directors and consultants shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate against an employee because he or she in good faith reports any such violation. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

Conflicts of Interest
Directors may perform services as a consultant, employee, officer, director or advisor for a competitor of the Company, such director must either: 1. acknowledge that a matter giving rise to a conflict of interest exists and refrain from participating in discussions and decisions relating to such matter; or 2. disclose the nature and extent of such relationship and the particular matter to the Company’s Board of Directors, together with sufficient facts and circumstances necessary for the Company’s Board of Directors to determine if there is a conflict of interest.

It is your responsibility to disclose any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the President of the Company, or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

Insider Trading
Employees, officers, directors and consultants who have material non-public information about the Company or other companies, including our suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company is adopting a specific policy governing trading in securities. This policy is being distributed to all employees, officers and directors and is otherwise available from the Assistant Corporate Secretary of the Company.

Confidentiality
Employees, officers, directors and consultants must maintain the confidentiality of information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company. In the event you have executed an confidentiality agreement with the Company, such agreement imposes specific obligations and restrictions on you and such obligations shall govern to the extent they are, in any way, contrary to the terms of this Code.

Third parties may ask you for information concerning the Company. Employees, officers, directors and consultants (other than the Company's authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company's authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company's authorized spokespersons.

You also must abide by any lawful obligations that you have to any former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

Honest and Ethical Conduct and Fair Dealing
Keeping the best interests of the Company in mind, employees, officers, directors and consultants should endeavor to deal honestly, ethically and fairly with the Company's suppliers, customers, competitors and employees. Statements regarding the Company's products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Protection and Proper Use of Corporate Assets
Employees, officers and directors should seek to protect the Company's assets. Theft, carelessness and waste have a direct impact on the Company's financial performance. Employees, officers and directors must use the Company's assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

Employees, officers and directors must advance the Company's legitimate interests when the opportunity to do so arises. You must not take for yourself opportunities that are discovered through your position with the Company or the use of property or information of the Company.

Gifts and Gratuities
The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount, and not given in consideration or expectation of any action by the recipient.

Employees, officers, directors and consultants must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items that do not nor could reasonably be expected to affect the recipient’s judgment or actions on behalf of the Company. Any gifts that are not of nominal value should be reported to the recipient’s supervisor and, if deemed prudent by the supervisor, returned to the donor.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers, directors and consultants should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

Accuracy of Books and Records and Public Reports
Employees, officers, directors and consultants must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company's ability to meet legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting principles and the Company's accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company's books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation (other than de minimis amounts).

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Canadian and United States Securities Commissions and in other public communications.

Concerns Regarding Accounting or Auditing Matters
Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to either: the President of the Company or directly to any member of the Audit Committee of the Board of Directors. All such concerns and complaints of a material nature will be forwarded by the President to the Audit Committee of the Board of Directors. In any event, a complete record of all complaints will be provided to the Audit Committee each fiscal quarter.

The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern (unless the employee is found to have knowingly and willfully made a false report).

Whistle Blower
WHEREAS Multilateral Instrument 52-110 at Section 2.3(7) provides:
An Audit Committee must establish procedures for:
(a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

IT WAS RESOLVED THAT:

The Committee establishes the following procedure:

1. The Chairman shall arrange to have an email address (the “email address”) at which address the Committee shall receive complaints (“Complaints”) regarding accounting, internal accounting controls or auditing matters and submissions (“Submissions”) of a confidential nature or otherwise which may be made anonymously or otherwise in respect to questionable accounting or auditing matters.

2. The Chairman shall cause the email address and its purposes to be set out on the Sedar website, and in the Company’s information circular together with a description as to the purpose of such disclosure.

3. Upon receipt of either Complaints or Submissions, the Chairman shall cause the details of the Complaint or Submission to be placed in the Minutes of the next meeting of the Audit Committee together with the steps to be undertaken to investigate the Complaint or Submission, including the designation of a specific member of the Committee who will be instructed to report back to the Committee the results of his or her investigation.

4. Upon approval of this resolution, all employees of the Company shall receive a copy of this resolution together with the email address. Upon the employment of any new employee, he or she will receive a copy of the resolution together with that email address.

5. Following the investigation of a Complaint or Submission, the Committee shall place in the Minutes of the Audit Committee the steps taken to rectify the matters raised by the Complaints or Submission.

Waivers of this Code of Conduct and Ethics
While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee, officer or consultant who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the President of the Company must be obtained. The Corporate Secretary shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.

Any executive officer, senior financial officer or director who seeks an exception to any of these policies should contact the President of the Company. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be publicly disclosed as required by law or stock market regulation.

Reporting and Compliance Procedures
Every employee, officer, director and consultant has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to his or her supervisor or to the President of the Company, as described below. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the President of the Company.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any person who has violated this Code. In the event that the alleged violation involves an executive officer, senior financial officer or a director, the President and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer, senior financial officer or director.

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge for cause and restitution or termination of the consultant arrangement. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulating authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge for cause.

Dissemination and Amendment
This Code shall be distributed annually to each employee, officer and director of the Company, and each employee, officer and director shall certify that he or she has received, read and understood the Code and has and will comply with its terms. This Code shall also be distributed to each consultant that the Company engages for any material activities on behalf of the Company and such consultant shall certify that he or she has received, read and understood the Code and has and will comply with its terms.

The Company reserves the right to amend, alter or terminate this Code at any time for any reason.

This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter the Company's at-will employment policy.

Approved by the Board of Directors of the Company on January 18, 2010.

I, ______________________________ do hereby certify that: (Print Name Above)
1. I have received and carefully read the Code of Conduct and Ethics of the Company.
2. I have had ample opportunity to ask questions and seek clarification with respect to the Code of Conduct and Ethics of the Company.
3. I understand the Code of Conduct and Ethics of the Company.
4. I have complied and will continue to comply with the terms of the Code of Conduct and Ethics of the Company.

Date: ______________________ __________________________________ (Signature)

EACH EMPLOYEE, OFFICER, DIRECTOR AND MATERIAL CONSULTANT IS REQUIRED TO SIGN, DATE AND RETURN THIS CERTIFICATION TO THE CHIEF FINANCIAL OFFICER WITHIN 10 DAYS OF ISSUANCE. FAILURE TO DO SO MAY RESULT IN DISCIPLINARY ACTION.

EXHIBIT 12.1

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

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 27, 2010

/s/ “John Robertson”
John Robertson, Chief Executive Officer

EXHIBIT 12.2

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

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 27, 2010

/s/ “James Vandeberg”
James Vandeberg, Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, John G. Robertson, President (principal executive officer) of Reg Technologies Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Reg Technologies Inc. for the year ended April 30, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Reg Technologies Inc.

Richmond, BC, Canada

by: /s/ John G. Robertson

August 27, 2010

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

Certification of Chief Financial Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, James Vandeberg, Chief Financial Officer of Reg Technologies Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Reg Technologies Inc. for the year ended April 30, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Reg Technologies Inc.

Seattle, Washington.

by: /s/ James Vandeberg

August 27, 2010

James Vandeberg
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Reg Technologies Inc. and will be retained by Reg Technologies Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the Annual Report on Form 20-F of Reg Technologies Inc. (the “Company”) for the year ended April 30, 2010 of our report dated August 25, 2010, relating to the Company’s consolidated balance sheets as of April 30, 2010 and the related consolidated statements of operations, comprehensive loss, stockholder’s equity (deficit) and cash flows for the year ended April 30, 2010.

DATED August 27, 2010

/s/ ACAL Group Chartered Accountants
By: ACAL Group Chartered Accountants

EXHIBIT 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors,
Reg Technologies Inc.

We consent to the inclusion in the Form 20-F of our report dated August 24, 2009, except for Note 14 which is as of November 13, 2009, on the consolidated balance sheet of Reg Technologies Inc. as of April 30, 2009 and the related consolidated statements of loss and comprehensive loss, stockholders’ equity and cash flows for the year then ended.

/s/ DALE MATHESON CARR-HILTON LABONTE LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
August 27, 2010

Exhibit 15.3

August 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 16F of the Form 20-F, dated August 27, 2010 of Reg Technologies Inc. and are in agreement with the statements contained in the sixth and seventh paragraphs of section 16F therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Dale Matheson Carr-Hilton LaBonte LLP

Dale Matheson Carr-Hilton LaBonte LLP
Chartered Accountants

Exhibit 15.4

August 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 16F of the Form 20-F, dated August 27, 2010 of Reg Technologies Inc. and are in agreement with the statements contained in the tenth paragraph of section 16F therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ ACAL Group Chartered Accountants

ACAL Group Chartered Accountants