Form 20-F/A
period 2010-04-30
REG TECHNOLOGIES INC
filed 2011-03-24
CIK 925541

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

Item 17.   X    Item 18.  __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ____      No X

EXPLANATORY NOTE

This Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Reg Technologies Inc. for the year ended April 30, 2010, which was filed with the Securities and Exchange Commission on November 16, 2010 (the “Original Filing”). This Amendment is being filed solely to amend Item 15. Controls and Procedures and to include the audit report for the financial statements as of the year ended April 30, 2008.   No other changes are hereby made to the Original Filing.

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

23

ITEM 4A.

UNRESOLVED STAFF COMMENTS

23

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

A.

OPERATING RESULTS

24

B.

LIQUIDITY AND CAPITAL RESOURCES

25

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

29

D.

TREND INFORMATION

29

E.

OFF-BALANCE SHEET ARRANGEMENTS

29

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

29

G.

SAFE HARBOR

35

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

35

A.

DIRECTORS AND SENIOR MANAGEMENT

35

B.

COMPENSATION

38

C.

BOARD PRACTICES

45

D.

EMPLOYEES

46

E.

SHARE OWNERSHIP

46

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

46

A.

MAJOR SHAREHOLDERS.

46

B.

RELATED PARTY TRANSACTIONS.

47

C.

INTERESTS OF EXPERTS AND COUNSEL.

48

ITEM 8.

FINANCIAL INFORMATION

48

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

48

B.

SIGNIFICANT CHANGES

48

ITEM 9.

THE OFFER AND LISTING

48

ITEM 10.

ADDITIONAL INFORMATION

51

A.

SHARE CAPITAL

51

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

51

C.

MATERIAL CONTRACTS

51

D.

EXCHANGE CONTROLS.

51

E

TAXATION.

52

F.

DIVIDENDS AND PAYING AGENTS

53

G.

STATEMENT BY EXPERTS.

53

H.

DOCUMENTS ON DISPLAY.

53

I.

SUBSIDIARY INFORMATION.

54

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

54

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

54

PART II

54

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

54

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.  54

A.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

54

B.

USE OF PROCEEDS.

54

ITEM 15.

CONTROLS AND PROCEDURES

55

ITEM 16.

 [RESERVED]

57

ITEM 16A.

 AUDIT COMMITTEE FINANCIAL EXPERT

57

ITEM 16B.

 CODE OF ETHICS

58

ITEM 16C.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

58

ITEM 16D.

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

60

ITEM 16E.

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS  60

ITEM 16F.

 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

60

ITEM 16G.

 CORPORATE GOVERNANCE

61

PART III

61

ITEM 17.

 FINANCIAL STATEMENTS

61

ITEM 18.

 FINANCIAL STATEMENTS

61

ITEM 19.

 EXHIBITS

28

SIGNATURE PAGE

30

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

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $454,902 in the year ended April 30, 2010 (2009 - $456,090; 2008 - $536,329 (restated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

▪

the quality and reliability of our products and services;

▪

our ability to develop new products and services superior to that of our competitors;

▪

our ability to establish licensing relationships and other strategic alliances;

▪

our pricing policies and the pricing policies of our competitors;

▪

our ability to introduce new products and services before our competitors;

▪

our ability to successfully advertise our products and services; and

▪

general economic trends.

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

The Company retained Belcan Engineering Services of Phoenix, AZ (www.belcan.com) to review the Fortune 1000 diesel engine design before production of the prototype. This thorough review will help to ensure a streamlined and timely fabrication process. Immediately following the design review, the Company will fabricate RadMax® parts and assemblies, validate assembly operations, and conduct component, assembly, and system tests. Two technical meetings were held with Belcan Engineering Services. The following results were accomplished:

▪

Familiarization with the RadMax® Diesel Engine baseline design, including mechanical operation, friction

▪

Contributors and sealing approach.

▪

Shared understanding of the vane actuation system.

▪

Determination of vane loads in compressor and engine applications

▪

Preliminary evaluation of thermodynamics and determination of potential hot spots

▪

Evaluation of compression ratio, and recommendations for design modifications

▪

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

The timetable for the prototype engine remains the same as stated in the Company’s November 13, 2009 press release. The specific work to be performed includes:

▪

Fabricate RadMax unique items from drawings and 3D computer models.

▪

Deliver metrology reports for each fabricated unique item.

▪

Purchase commercial items for inclusion in the RadMax end-item.

▪

Deliver copies of all purchase orders and part certifications.

▪

Perform trial fitment of all components, and rework as needed.

▪

Purchase test related items in accordance with supplied purchase requisitions.

▪

Assemble test related items as needed (table, dc motor, motor controller, etc.).

▪

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

Near-term program milestones include:

▪

Fabrication of the prototype engine – approx. 3 months

▪

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

•

Sale of private placement of the Company for net proceeds of $375,786 after share issuance costs of $22,603;

•

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

.

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

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

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

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, CEO(1)(2)(3)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil 31,240 (3*) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 30,688	Nil 61,240 30,688
James Vandeberg, CFO(4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil 15,620 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 15,620 Nil

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

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, (1)(2)(3)	2010 2009 2008	12,000 6,000 6,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,000 6,000 6,000
James Vandeberg, (4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson (2) (9)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette (7)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Grisar (8)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.

USE OF PROCEEDS.

Not applicable

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow for timely decisions regarding required disclosure. As required by SEC Rule 15d-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

Based on the foregoing, our principal executive and financial officers concluded that our disclosure controls and procedures are not effective to ensure the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed and reported properly within the time periods specified in the SEC’s rules and forms.

Our management and board of directors strive to remedy the deficiencies by thoroughly reviewing the requirements for filings and the contents of the filings. In addition, we will consult accounting and legal experts on disclosure requirements, and engage them for extensive reviews prior to our filings with the SEC.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2010 Fiscal Year (CAD$)	2009 Fiscal Year (CAD$)

(a) Audit Fees	$22,000	$27,940

(b) Audit-Related Fees	$nil	$2,500

(c) Tax Fees	$4,000	$6,200

(d) All Other Fees	$nil	$nil

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

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS Vancouver, Canada August 24, 2009 Except for Note 14 which is as of November 13, 2009

SmytheRatcliffe
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008 except for note 12 which is as of November 13, 2009

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008 except for note 12 which is as of November 13, 2009

Smythe Ratcliffe LLP is a member firm of both the PKF International Limited network and PKF North America, which are, respectively, a network and an association of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

7th Floor 355 Burrard St
Vancouver, BC V6C 2G8

Tel: 604 687 1231
Fax: 604 688 4675
smytheratcliffe.com

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	As at 30 April 2010 $	As at 30 April 2009 $
Assets

Current
Cash	364	1,107
GST and interest receivable	9,882	9,010
Prepaid expenses	1,416	1,776
Due from related parties (Note 8)	28,455	19,537
Advances to equity accounted investee (Note 6)	585,859	536,438
	625,976	567,868
Equipment (Note 5)	3,346	6,897

	629,322	574,765
Liabilities

Current
Bank indebtedness	494	-
Accounts payable and accrued liabilities	57,861	78,402
Due to related parties (Note 8)	146,741	-
Income taxes payable (Note 11)	10,317	32,379
Share subscription payable (Note 10)	58,877	-
Financial instrument liability (Note 10)	135,816	167,000
	410,106	277,781

Shareholders’ equity
Share Capital (Note 4)	12,082,039	11,800,964
Warrants (Note 4)	245,518	167,540
Contributed Surplus	2,133,649	2,115,568
Deficit	(14,241,990)	(13,787,088)

	219,216	296,984

	629,322	574,765

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 14)

On behalf of the Board:

  “John Robertson”

Director

   “Jennifer Lorette"

Director

John Robertson

Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2010 $	For the year ended April 30, 2009 $	For the year ended April 30, 2008 $ Restated (Note 12)

Expenses
Amortization	3,551	4,042	3,869
Shareholder communication	82,026	140,157	357,949
Consulting fees	16,542	28,094	76,292
Foreign exchange loss (gain)	81,608	(59,268)	27,313
Management and directors’ fees (Note 8)	54,700	50,050	53,500
Mineral property maintenance costs	8,060	8,060	8,200
Office expenses	33,719	55,950	74,914
Professional fees (Note 8)	105,851	145,407	231,973
Research and development	227,402	185,955	276,614
Rent and utilities (Note 8)	10,182	39,972	36,122
Stock-based compensation (Note 4)	1,348	90,736	247,059
Transfer agent and filing fees	26,925	42,541	56,776
Travel and promotion	15,211	29,616	118,663
Wages and benefits	22,541	24,313	194,723

Loss before other items and income taxes	(689,666)	(785,625)	(1,763,967)

Other income (expense)
Gain on sale of investee’s shares (Note 6)	142,815	347,099	261,351
Gain on issue by investee of its own shares (Note 7)	-	-	228,934
Net gain on expiration and modification of financial instrument liability	6,971	-	-
Interest income	-	-	1,276
Non-controlling interest	-	-	761,463
Unrealized gain (loss) on financial instrument liability	62,916	14,815	(25,386)

Loss before income taxes	(476,964)	(423,711)	(536,329)

Income tax recovery (expense) – current (Note 11)	22,062	(32,379)	-

Net and comprehensive loss	(454,902)	(456,090)	(536,329)

Loss per share – basic and diluted	(0.02)	(0.02)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	26,123,280	24,849,721	23,849,000

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30 2010	For the year ended April 30 2009	For the year ended April 30 2008
	$	$	$ Restated (Note 12)

Cash flows used in operating activities
Net loss	(454,902)	(456,090)	(536,329)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	3,551	4,042	3,869
Gain on sale of investee’s shares	(142,815)	(347,099)	(261,351)
Gain on issue by investee of its own shares	-	-	(228,934)
Non-controlling interest	-	-	(761,463)
Shares issued for services	-	-	36,722
Net gain on expiration and modification of financial instrument liability	(6,971)	-	-
Stock-based compensation	1,348	90,736	247,059
Unrealized (gain) loss on financial instrument liability	(62,916)	(14,815)	25,386
Changes in non-cash working capital items:
Bank indebtedness	494	-	-
GST and interest receivable	(872)	(1,990)	4,309
Prepaid expenses	360	3,240	25,325
Due from related parties	(8,918)	(3,046)	-
Accounts payable and accrued liabilities	(20,541)	33,813	96,588
Due to related parties	146,741	-	-
Income taxes payable	(22,062)	32,379	-

	(567,503)	(658,830)	(1,348,819)

Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(49,421)	(424,126)	166,215
Proceeds on sale of investee’s shares and warrants	240,395	472,730	261,820
Net cash from deemed disposition of subsidiary	-	-	(7,748)
Purchase of equipment	-	(740)	(1,338)

	190,974	47,864	418,949

Cash flows provided by financing activities
Proceeds from share issuances, net of issuance costs	375,786	611,815	651,140
	375,786	611,815	651,140

Effect of exchange rate on cash	-	-	(15,475)

Increase (decrease) in cash	(743)	849	(294,205)
Cash, beginning	1,107	258	294,463
Cash, ending	364	1,107	258

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

					Other		Total
	Common	Common	Contributed	Warrants	Comprehensive		Shareholders’
	Shares	Shares	Surplus		Income (Loss)	Deficit	Equity
	#	$	$	$	$	$	$

Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617
Stock-based compensation	–	–	247,059	–	–	–	247,059
Deconsolidation adjustment	–	–	(886,589)	–	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary	–	–	1,808,851	–	–	–	1,808,851
Foreign currency translation adjustment	–	–	5,672	–	9,005	–	14,677
Net loss (Restated – Note 12)	–	–	–	–	–	(536,329)	(536,329)

Balance – April 30, 2008 (Restated – Note 12)	23,942,759	11,356,689	2,024,832	–	–	(13,330,998)	50,523
Shares issued for cash	1,771,168	444,275	–	167,540	–	–	611,815
Stock-based compensation	–	–	90,736	–	–	–	90,736
Net loss	–	–	–	–	–	(456,090)	(456,090)

Balance – April 30, 2009	25,713,927	11,800,964	2,115,568	167,540	–	(13,787,088)	296,984
Shares issued for cash	2,655,929	281,075	–	94,711	–	–	375,786
Stock-based compensation	–	–	1,348	–	–	–	1,348
Expiration of warrants	–	–	16,733	(16,733)	–	–	–
Net loss	–	–	–	–	–	(454,902)	(454,902)

Balance – April 30, 2010	28,369,856	12,082,039	2,133,649	245,518	–	(14,241,990)	219,216

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

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

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

-

Level 1 – quoted prices in active markets for identical assets or liabilities.

-

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

-

Level 3 – inputs for the asset or liability that are not based on observable market data.

At April 30, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Cash

$        364

Financial instrument liability

$ 135,816

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

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended 30 April 2010 and 2009

4.

Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2010 and 2009:

	Number of warrants	Weighted average exercise price
		$

Outstanding at April 30, 2008	-	-
Issued	1,543,168	0.56
Outstanding at April 30, 2009	1,543,168	0.56
Issued	2,655,929	0.20
Expired	(228,000)	0.35
Outstanding at April 30, 2010	3,971,097	0.33

The following warrants were outstanding at April 30, 2010:

Expiry Date	Exercise price	Number of warrants
	$

July 31, 2010	0.60	1,315,168
January 26, 2011	0.20	1,012,596
March 28, 2011	0.20	1,643,333
Warrants Outstanding		3,971,097

5.

Equipment

	Cost	Accumulated Amortization	2010 Net
Computer hardware	$ 7,372	$ 6,829	$ 543
Office furniture and equipment	8,849	6,046	2,803
Total	$ 16,221	$ 12,875	$ 3,346

	Cost	Accumulated Amortization	2009 Net
Computer hardware	$ 7,372	$ 5,049	$ 2,323
Office furniture and equipment	8,849	4,275	4,574
Total	$ 16,221	$ 9,324	$ 6,897

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

As at April 30, 2010 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008	80,000	US$ 1.50	March 27, 2013
May 6, 2008	40,000	US$ 1.50	May 6, 2013
March 12, 2009	894,333	US$ 0.35	March 12, 2011
November 9, 2009	238,000	US$ 0.35	November 9, 2010

The fair value of the warrants as follows:

Expiry date	Fair value at April 30, 2010	Fair value at April 30, 2009
March 27, 2013	$ 6,292	$ 11,474
May 6, 2013	3,120	5,873
March 12, 2010	-	149,653
March 12, 2011	86,863	-
November 9, 2010	39,541	-
Total	$ 135,816	$ 167,000

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2010	30 April 2009
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	98% - 115%	108% - 118%
Risk-free interest rate	0.38% - 2.42%	0.43% - 0.64%
Expected life of warrants (years)	0.87 – 3.01	0.87 – 4.01

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

11.    Income Taxes

         Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes.  These differences result from the following items:

	For the year ended April 30, 2010 $	For the year ended April 30, 2009 $
Net loss before income taxes	(476,964)	(423,711)
Combined federal and provincial income tax rate	29.50%	30.50%
Expected income tax recovery	(140,705)	(129,232)
Increase (decrease) due to:
Non-deductible expenses	4,898	23,970
Change in long-term Canadian tax rate and other	25,191	60,663
Expiry of non-capital losses	27,354	70,418
Change in valuation allowance	80,922	52,380
Non-taxable portion of gain	(19,722)	(45,820)
Income tax expense (recovery)	(22,062)	32,379

(21)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended 30 April 2010 and 2009

11.    Income Taxes (Cont’d)

The components of future income tax assets are as follows:

	2010 $	2009 $
Non-capital losses	678,000	617,000
Intangible assets and other	160,000	141,000
Equipment	50,000	49,000
	888,000	807,000
Valuation allowance	(888,000)	(807,000)
Net future income tax asset assets	-	-

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

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended 30 April 2010 and 2009

12.    Restatement (Cont’d)

The following presents the effect of the previously issued consolidated financial statements for the year ended April 30, 2008.

Consolidated balance sheet

	2008 As previously reported	Increase	2008 Restated
Financial instrument liability	$ -	$ 56,184	$ 56,184
Deficit	13,274,814	56,184	13,330,998

Consolidated statement of operations

	2008 As previously reported	Increase (Decrease)	2008 Restated
Gain on sale of investee’s shares	$ 292,149	$ (30,798)	$ 261,351
Unrealized gain (loss) on financial instrument liability	-	(25,386)	(25,386)
Net and comprehensive loss	480,145	56,184	536,329

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

(27)

ITEM 19.

EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

64

Number	Description
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
11.1	Code of Ethics	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(12)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(12)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(12)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(12)
15.1	Consent of ACAL Group, Chartered Accountant	(12)
15.2	Consent of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants	(12)
15.3	Consent of Smythe Ratcliffe, Chartered Accountants
15.3	Letter to U.S Securities and Exchange Commission from Dale Matheson Carr-Hilton Labonte LLP Chartered Accountants August __, 2010	(11)
15.4	Letter to U.S Securities and Exchange Commission from ACAL Group Chartered Accountants	(11)

1)

incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission

2)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996

3)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997

4)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998

5)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999

6)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000

7)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001

65

8)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002

9)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006

10)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2009

11)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2010 filed on December 1, 2010

11)

Exhibits filed herewith.

66

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.

Dated:	March 17, 2011	By:	/s/ John G. Robertson
John G. Robertson
President

67