Form 20-F
period 2011-04-30
REG TECHNOLOGIES INC
filed 2011-11-15
CIK 925541

United States Securities and Exchange Commission
Washington, D.C. 20549
_________________________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of Each Class	Outstanding at April 30, 2011
Common Shares, no par value	30,725,118

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated file ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. ☒   Item 18.  ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ☐      No ☒

TABLE OF CONTENTS

		PART I
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.		KEY INFORMATION	6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	7
	C.	REASON FOR THE OFFER AND USE OF PROCEEDS	7
	D.	RISK FACTORS	8
ITEM 4.		INFORMATION ON THE COMPANY	12
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
	B.	BUSINESS OVERVIEW	15
	C.	ORGANIZATIONAL STRUCTURE	23
	D.	PROPERTY, PLANTS AND EQUIPMENT	23
ITEM 4A.		UNRESOLVED STAFF COMMENTS	24
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
	A.	OPERATING RESULTS	25
	B.	LIQUIDITY AND CAPITAL RESOURCES	26
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	28
	D.	TREND INFORMATION	29
	E.	OFF-BALANCE SHEET ARRANGEMENTS	29
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	29
	G.	SAFE HARBOR	29
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
	A.	DIRECTORS AND SENIOR MANAGEMENT	30
	B.	COMPENSATION	33
	C.	BOARD PRACTICES	36
	D.	EMPLOYEES	37
	E.	SHARE OWNERSHIP	37
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
	A.	MAJOR SHAREHOLDERS	37
	B.	RELATED PARTY TRANSACTIONS.	38
	C.	INTERESTS OF EXPERTS AND COUNSEL.	39
ITEM 8.		FINANCIAL INFORMATION	39
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	39
	B.	SIGNIFICANT CHANGES	40
ITEM 9.		THE OFFER AND LISTING	40
ITEM 10.		ADDITIONAL INFORMATION	42
	A.	SHARE CAPITAL	42
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	40
	C.	MATERIAL CONTRACTS	42
	D.	EXCHANGE CONTROLS	42
	E	TAXATION	43
	F.	DIVIDENDS AND PAYING AGENTS	44
	G.	STATEMENT BY EXPERTS	44
	H.	DOCUMENTS ON DISPLAY.	44
	I.	SUBSIDIARY INFORMATION	45
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	45
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	45

BUSINESS OF REG TECHNOLOGIES INC.

Reg Technologies Inc. is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the RadMax® rotary technology (the "Technology" or the “RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $257,244 in the year ended April 30, 2011 (2010 - 454,902; 2009 - $456,090 (restated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FOREIGN PRIVATE ISSUER STATUS

We are a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents; our business is administered principally outside the United States; and more than 50% of its assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of the common stock using this Form 20-F annual report format.

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

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 (“Exchange Act”), and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2011 and 2010, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the year ended April 30, 2011 and April 30, 2010 have been audited by ACAL Group, Chartered Accountants.  The consolidated financial statements are prepared in accordance with Canadian GAAP. See Note 15 of the Notes to consolidated financial statements for reconciliation to U.S. GAAP.

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2011, US$1.00 was equal to approximately C$0.9486. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada and reconciliation of the data to U.S. GAAP and expressed in Canadian dollars:

Fiscal Years Ended April 30

	2011	2010	2009	2008	2007 (restated)
CANADIAN GAAP
Net Revenues	-	-	-	-	-
Loss from continuing operations	(257,244)	(454,902)	(785,625)	(1,763,967)	(1,888,213)
Net loss	(257,244)	(454,902)	(456,090)	(536,329)	(641,453)
Income from discontinued operations	-	-	-	-	-
Loss from continuing operations per share	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)
Current assets	1,058,759	625,976	567,868	141,097	412,145
Total assets	1,293,881	629,322	574,765	151,296	424,876
Working Capital	678,684	215,870	290,087	40,324	38,886
Capital stock (excluding long term debt and redeemable preferred stock)	12,372,889	12,082,039	11,800,964	11,356,689	11,356,689
Weighted average number of shares	29,000,177	26,123,280	24,849,721	23,849,000	23,831,000

U.S GAAP	2011	2010	2009	2008	2007 (restated)
Net Loss	(420,798)	(615,973)	(627,795)	(918,703)	(959,567)
Loss Per Share	(0.01)	(0.02)	(0.03)	(0.04)	(0.04)
Retained Earnings (Deficit)	(23,392,759)	(22,971,961)	(22,355,988)	(21,728,193)	(20,809,490)
Total Assets	1,293,881	629,322	574,765	151,296	424,876
Long-Term Debt	-	-	-	-	-
Capital Stock	12,372,889	12,082,039	11,800,964	11,356,689	11,356,689

Reference is made to "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

	Year Ended April 30
	2011 $	2010 $	2009 $	2008 $	2007 $
Average for Period	1.0124	1.0721	1.1444	1.0226	1.1375

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	September	August	July	June	May	April
	2011 $	2011 $	2011 $	2011 $	2011 $	2011 $
High for Period	1.0389	0.9909	0.9667	0.9859	0.9809	0.9689
Low for Period	0.9751	0.9577	0.9448	0.9642	0.9489	0.9486

On October 14, 2011, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $1.0148.

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

We have reported losses in each year since its inception. At April 30, 2011, we had an accumulated deficit of $21,625,225 in accordance with Canadian GAAP. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

We have no assurance at this time that a commercially feasible design will ever be perfected, or if it is, that it will become profitable. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RadMax® Engine which we are developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

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

Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The RadMax® Engine which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine.

Our officers lack of experience to manufacture or market our products.

Assuming we are successful in developing the RadMax® Engine, we presently have no proven ability either to manufacture or market the engine. There is no assurance that we will be able to profitably manufacture and market engines.

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

Certain of our directors and officers are also directors and/or officers and/or shareholders of our potential competitors, giving rise to potential conflicts of interest.

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, and Mr. Vandeberg are directors and/or officers of both REGI U.S., Inc. and IAS Energy, Inc., each a public company. Additionally, Mr. Robertson is a director and officer of Linux Gold Corp. and Teryl Resources Corp., each a public natural resource exploration company that shares office space and administrative staff with our company. Mr. Robertson is a director and officer of SMR Investments Ltd., which holds approximately 17% of our common shares. Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our company. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to our company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

We are dependent upon consultants and outside manufacturing facilities.

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

Market prices for our products may decline in the future, which would have a material adverse effect on our business, financial condition and results of operations.

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

There is only a limited public market for our common shares on the OTC Bulletin Board (“OTCBB”) and the TSX Venture Exchange (“TSX.V”), and there is a risk that a broader or more active public trading market for our common shares will never develop, or be sustained, or that current trading levels will not be sustained.

The market price for our common shares on the OTCBB and the TSX.V has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, advances in technology or other business developments.

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

You will be subject to the penny stock rules to the extent our stock price on the OTCBB is less than $5.00.

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

We were incorporated in British Columbia on October 6, 1982 as Reg Resources Corp. under a perpetual charter pursuant to the British Columbia Business Corporations Act. On February 23, 1993, we changed our name to Reg Technologies Inc. in order to better reflect our main area of business development. We did not consolidate our shares at the time our name was changed.

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 30,725,118 common shares were issued and outstanding as of April 30, 2011, and 32,768,418 are outstanding as at October 14, 2011. There are no Preferred or Class "A" shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9, Canada. Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

We were initially involved in the mineral development and oil and gas business. The mineral development business produced no revenues from operations and the oil and gas business produced only limited revenues.

On May 23, 1986, we entered an agreement which was amended October 20, 1986 ("Initial Agreement") among ourselves, Rand Cam-Engine Corp. (a private company owned by James L. McCann, the inventor of the RadMax® Engine, and James L. McCann).  Under the Initial Agreement, we acquired a 40% interest in a company to be formed, by paying $50,000 and agreeing to expend $200,000 on research and development pertaining to the Rand Cam Engine, which utilizes a new type of design for a rotary internal combustion engine.

The new company was formed and incorporated in British Columbia in November 1989, as Rand Energy Group Inc. (“Rand Energy”), which would hold all the rights, agreements and patents to the RadMax® Engine. We acquired 1,200,000 of the issued and outstanding shares of Rand Energy Group Inc. while Rand Cam-Engine Corp. acquired 1,800,000 of the issued and outstanding shares.

The Initial Agreement was superseded by an Energy Group Acquisition Agreement dated March 28, 1990 and a Share Purchase Agreement dated March 28, 1990, whereby James L. McCann and Rand Cam- Engine Corp. agreed to transfer all rights, title and interest in and to the RadMax® Engine to Rand Energy for 1,800,000 common shares of Rand Energy in consideration for certain covenants and warranties along with the $250,000 expended in accordance with the Initial Agreement. We were allotted 1,200,000 common shares of Rand Energy.

These agreements resulted in us owning 40% of the issued and outstanding shares of Rand Technologies Inc., with the balance of 60% being owned by Rand Cam-Engine Corp. Pursuant to an amalgamation agreement between the shareholders of Rand Technologies Inc. and Rand Energy, the two companies were amalgamated, effective July 31, 1993. The amalgamated company is called Rand Energy Group Inc. (“Rand Group”) and retains the same ownership structure.

Under an agreement dated April 27, 1993, between ourselves, Rand Group, Rand Cam-Engine Corp. and James L. McCann, Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of Rand Group, representing a further 11% interest in Rand Group.  In consideration for a controlling interest in Rand Group, we agreed to pay Rand Cam-Engine Corporation $50,000 (paid), issue 600,000 shares (expired) of our common shares and grant a participating royalty to a maximum amount of $10,000,000, ("Participating Royalty"). The Participating Royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, we are to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

Pursuant to an agreement with Brian Cherry ("Cherry Agreement") dated July 30, 1992 , Rand Group was assigned all right, title and interest in the RadMax® Engine for all countries excluding the United States of America. Also under the Cherry Agreement, REGI U.S., Inc. was assigned from Brian Cherry all right, title and interest in and to the RadMax® Engine for the United States. Pursuant to a letter of understanding among our company, REGI U.S., Inc. and Rand Group (collectively called the “Grantors”) and West Virginia University Research Corporation (“WVURC”), the Grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology. A 1% net profit royalty will be payable to Brian Cherry on all U.S. based sales.

REGI U.S., INC.

REGI U.S., Inc. ("REGI") was, until April 30, 2008, controlled by Rand Group.  REGI was formerly controlled our company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,836,483 shares of REGI, with a carrying value of US$Nil as of April 30, 2011.  We can sell, through a registered broker, up to 287,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period.  During the year ended April 30, 2011, Rand Group sold 163,000 REGI share for US$57,050, and we sold 295,300 REGI shares for US$73,825.

At April 30, 2011, the market value of the REGI shares owned by us and Rand Group was US$609,780.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2011, a total of 28,749,824 shares of common stock of REGI were issued and outstanding, of which 633,483 are owned by Rand Group and 2,744,700 shares are owned by us.

Together with REGI, we are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Group (our Canadian subsidiary 51% owned by us) which holds approximately a 2.8% interest in REGI.  REGI owns the U.S. marketing and intellectual rights. Rand Group and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.   As at April 30, 2011, Rand Group owes us $1,985,603 (2010 - $1,940,555) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Group.

Our stock trades on the OTC BB under the symbol REGRF.OB and on the TSX.V as RRE.V.

B.	BUSINESS OVERVIEW

Nature of Our Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine used in the design of lightweight and high efficiency engines, compressors and pumps. We hold the worldwide intellectual and marketing rights to the RadMax® Engine, exclusive of the United States, which are held by REGI.   REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of the RadMax® Engine and we will fund 50%.

Based upon testing work performed by independent organizations on prototype models, we believe that the RadMax® Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RadMax® Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

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

Products and Projects

The RadMax™ Rotary Technology

The worldwide marketing and intellectual rights to the Technology, other than in the US, are held by us and REGI owns the US marketing and intellectual rights. We own 3,378,183shares of REGI, representing an 11.75% interest. We have a project cost sharing agreement with REGI, whereby we each fund 50% of the costs of developing the Technology.

Based upon testing work performed by independent organizations on prototype models, we believe that the RadMax® Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RadMax® Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications. The mechanism can be scaled to match virtually any size requirement.

To date, several prototypes of the RadMax® Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology, regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology, even if it does prove to be commercially feasible.

Based on the market potential, we believe the RadMax® Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines.

The RadMax® Engine must be technologically superior to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance.

We have tested the RadMax® Engine technology for interested customers. To date, we have granted an option for a license for certain applications to a Fortune 1000 company, which has evaluated the RadMax® Engine design and assisted in the development and testing at no cost to us. On December 31, 2010, the option for the exclusive rights expired without being exercised and the non-exclusive rights for military and aerospace expire December 31, 2011.  Under the terms of a confidentiality agreement, we are prohibited from publishing the name of the partner or discussing the partner’s specific application.

RadMax® Engine

Based on a review of published industry literature by our thermodymanics engineer, Dr. Allen MacKnight, PhD., we believe that the RadMax® Engine could achieve improved fuel consumption when compared to gasoline and turbine engines. Specifically, a given volume of diesel fuel contains approximately 30% more energy that the same volume of gasoline and diesel engines consume approximately 0.4 pounds of fuel for every horsepower hour. As a point of reference, all turbine engines consume approximately 0.8 pounds of fuel for every horsepower hour.

To bring the RadMax® Engine from concept to reality, a number of milestones, or steps, are required for ultimate qualification. These start with concept drawings and presentations, and lead to testing by independent agencies to validate the emissions, horsepower, and other critical metrics.

We retained Belcan Engineering Services of Phoenix, AZ (“Belcan”) to review the Fortune 1000 diesel engine design before production of the prototype, which review was to help to ensure a streamlined and timely fabrication process. Following the design review, the next step will be to fabricate RadMax® Engine parts and assemblies, validate assembly operations, and conduct component, assembly, and system tests. After multiple technical meetings with Belcan Engineering Services, the following results have been accomplished:

•	familiarization with the RadMax® Engine baseline design, including mechanical operation, friction;
•	contributors and sealing approach;
•	shared understanding of the vane actuation system;
•	determination of vane loads in compressor and engine applications;
•	preliminary evaluation of thermodynamics and determination of potential hot spots;
•	evaluation of compression ratio, and recommendations for design modifications; and
•
assessment of all bearings – main bearings which control all rotating components, linear bearings which control the vane actuators, and journal bearings which facilitate wheel operations on the fixed stators.

Belcan’s technical assignment was to optimize the design of the diesel engine application which comprises the vanes, push rods, and a lift block that interface with a stator. The review of the RadMax® Engine thermodynamics and vane-actuation systems were performed first. All recommendations resulting from these reviews were evaluated and changes into the RadMax® Engine baseline were incorporated as appropriate.

The design review covered thermodynamic engineering work, material selections, sealing solutions, component geometry, mechanical integration, operating limitations and a vital assembly review.

The resultant thermodynamics report included recommendations for RadMax® Engine materials, thicknesses, tolerances, and coatings. One specific recommendation is to fabricate the cam using lighter weight materials to take advantage of its improved thermal conductivity.

In June 2010, REGI met with representatives of the Fortune 1000 company and conducted a review of the engine analysis, design, and fabrication plans. At the completion of the review, we announced that the design review indicates the acceptance of the demonstration RadMax® Engine, subject to a few minor action items that have since been resolved. The objective of the review was to obtain approval to commence abrication of the demonstration diesel engine. A revised drawing package and computer models of the updated components were submitted to the Fortune 1000 Company for final review.

On August 12, 2010, following two years of technical assessments and design reviews, the engineering team confirmed that the RadMax® Engine engineering drawings were complete, additional technical reviews were not necessary and we would proceed with building the RadMax® Engine demonstration prototype.  Commercial item procurement, parts fabrication and preparation for prototype testing are underway.

All major components (rotors, cams, stator and vanes) are each more than 75% complete, as evidenced by many photos accompanying several of our press releases.

As at the date of this report, the following components need to be completed in order to complete fabrication. Their respective progresses are as follows:
.
-
Rotors: Remaining operations are final turns, drilling 72 oil galleries (requires development of a drilling fixture with 30 degree indexing and cradle for rotor), drilling 48 combustion chamber holes for oil cooling, wire EDM cut 24 vane slots into combustion chamber, cut 48 side seal slots, cut 4 radial seal slots, final machining of bore bearing locations, final machining of oil cooler locations, sinker EDM of side seal slots, phosphate coating, and a few other minor operations.

-	End plates: Remaining operations are cutting air and water plenum holes, final mill and bore. Anodizing.
-	Stator frame: Remaining operations are final mill and bore. Anodizing.
-	Enclosure: Rolling the enclosures (vendor quote received). Work has not started.
-	Vanes: Remaining operations are vendor plating with nickel and chrome, final polish.
-	Cam: Remaining operations are final surface grind and polish, final mill and bore for other features, then nickel and chrome plating.
-	Driveshaft: Work is complete.
-	Oil coolers: Material has been received for 48 pieces. No machining work has been started.
-	Bearings: Material has been received for 24 pieces. No machining work has been started.
-
Connecting tubes: Have received 9 of 12 units from plating vendor. Three are outstanding. Once received, there is some minor additional work. Drilling holes in each end, final machining for axle mount, clean-up of welds, trimming length to specification. All these processes are on hold.

-	Air and Water Flanges: These are inexpensive parts that replace expensive threading of end plates, reducing prototype cost approximately $3000 per end plate. All these processes are on hold.
-	Gaskets for air and water flanges: These will be sent to local vendor who already produced and delivered other gaskets for us.
-	Nameplates: Fabricating and plating the nameplates. Work has not started.

After completion of our request for proposals to three pre-qualified bidders to provide a fixed-price quotation we selected Path Technologies Inc. (“Path Tech”), of Painesville, Ohio, to fabricate the prototype RadMax® Engine. Upon the commencement of the fabrication stage, we will integrate those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

In February 2011, we paid Path Tech for the purchase order to commence fabrication to complete the cam and actuator for the RadMax® demonstration diesel engine model.

On March 8, 2011, we provided a fabrication progress report of the RadMax® Engine assembly via news release, reporting the initial fabrication progress is as follows:

•	All specified material has been ordered;
•	All connecting tubes have been final machined to their outside and inside geometric tolerances;
•	The connecting tubes have been masked for subcontracted flame spray plating services;
•	Each of the 24 vane blocks have been trued, which means three axis sides are perfectly parallel to their opposite sides and perpendicular to each other; and
•	The outside dimensions of the vane portion have been fabricated in a wire Electrical Discharge Machining (“EDM”) Process.

Following completion of the vanes, flame spray plating of the connecting tubes, fabrication of the apex seals, wheel assemblies, and attaching parts, the actuator components will be ready for sub component testing.

Next components planned for fabrication are the cam assemblies, rotor assemblies, stator assemblies, and enclosure assemblies. Following each of these fabrications the components will be tested. Upon successful testing of the components the entire RadMax® Engine will be prepared for friction testing, lubrication flow testing, cooling flow testing, and compression testing.

Upon successful completion of the entirety of tests performed on the RadMax® Engine, fuel and engine certification tests will be conducted by an independent recognized facility.

During May 2011, we received our second fabrication progress report for the prototype RadMax® Engine whereby we estimated that approximately one-third of all fabrication work was complete. The fabrication progress in May was as follows:

•
The rotors have completed their first-pass rough turning process within .030-inch of final. As of this report, the following rotor fabrication operations have been completed: outer surface, neck, driveshaft slot, and combustion chamber.

•
The cams have completed their initial rough turning passes. The reason for the two pass turning process is because the metal “moves” (stretches or deforms) after the machining process. To maintain our high-tolerance requirements, the two-passes are required.

•	Fabrication of the 24 vane-actuator assemblies is complete. This includes completion of the vanes, connecting tubes, axles, wheels, wrist pins, and integration with commercial wheel bearings.

During August 2011, we had successful transfer directly from 3D cad model to Computer Numerically Controlled (“CNC”) machine code for the prototype RadMax® Engine.

This was a significant event, as we proved our capability to go from 3D computer models of the cam surface to deriving the cutter path for the CNC milling center and fabricating the complex cam surface.

In prior technological stages, machine readable flat files comprised of many thousands of points with x, y, and z coordinates were required to be loaded into CNC machines with the process verified with human-entered corrections and multiple test pieces fabricated before a final prototype product was achieved.

This successful transfer applies directly to the RadMax® Engine cam and stator surfaces; both of which are implementations of complex transcendental formulas.

A detailed thermodynamic analysis of the patented RadMax® Engine was performed last year in conjunction with Belcan. As a result, the cam is fabricated from lightweight aircraft aluminum and weighs approximately 12 pounds. This is in sharp contrast to earlier implementations in steel that weighed more than 50 pounds each. This capability is one of the major contributing factors to RadMax® Engine weight reduction, which naturally leads to enhanced fuel economy in every application.

RadMax® Pump

We actively pursued the development of the RadMax® pump from early 2007 until March 2008. From September 2007 until March 2008, we worked with an industry partner in the water pump industry. The partner evaluated the pump as a potential new product offering as part of its fire engine chemical dispersant product line. The evaluation and test period ended when the partner had a change in its senior management and their leading advocate left the company. Until there is further interest established in the RadMax® pump by an end user, no further work is anticipated.
RadMax® Compressor

We then focused our technical resources on validating the seals for a compressor application, leading towards the technology incorporation in the RadMax® Engine.

In February 2009, the pump was set up in our Richmond, B.C. laboratory, for demonstration to interested parties. It is a fully functional prototype capable of pumping twice its internal volume every revolution. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the pump in a production environment.

We actively pursued the development of high pressure metal seals using the RadMax® compressor from July 2007 until September 2007. The technical concept of high pressure metal seals was validated in a prototype compressor test bed that was fabricated from residual hardware. There was no immediate interest by an industry partner to enter into a joint development of the RadMax® compressor. Until there is further interest established in the RadMax® compressor by an end user, no further work will be conducted.

We were invited and attended the Clinton Global Initiative (“CGI”) Fifth Anniversary Meeting, established by President Bill Clinton. The RadMax® Engine Technology was approved for presentation at the CGI Meeting in New York City from September 22 – 25, 2009. We are pleased to be able to support CGI’s commitment of reducing the effects of global warming by continuing to pursue commercializing the fuel efficient RadMax™ Diesel Engine Technology.

The U.S. Patent and Trademark office has been in contact with REGI’s patent attorney to commence a review of 24 Claims in the new patent application for the RadMax™ application. The new design claims are far more advanced than the existing Rand Cam technology patents, and once approved will give REGI an additional 20 years of patent technology protection.

Description of the Markets in Which We Compete

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

Except for the Wankel rotary engine built by Mazda of Japan, no competitor, that we are aware of, presently produces in a commercial quantity any rotary engine similar to the engines we are developing. The Wankel rotary engine is similar only in that it is a rotary engine rather than a reciprocating piston engine. Without substantially greater financial resources than is currently available to us, however, it is very possible that it may not be able to adequately compete in the engine business. One competitor, Rotary Power International, is presently producing the first production SCORE rotary (Wankel type) engines. Our RadMax® Engine is more fuel efficient, smaller, quieter, costs less to produce and will have fewer exhaust emissions.

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

The conventional piston type internal combustion engine is the prime competitor of the RadMax® Engine. Due to the substantial infrastructure built up to support the standard combustion engine, substantial barriers to entry exist into this market.

A number of the new engine designs over the last decade have offered advantages on the thermodynamics front (e.g. more efficient use of energy through better combustion, better heat transfer, etc.). In the case of the RadMax® Engine, its strong point it believed to be in its mechanism, not in its thermodynamics. Whether or not the engine's mechanism alone will provide the competitive edge necessary to result in a marketable and successful product is unknown at this time.

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

The development of our business and our ability to maintain our competitive and technical position has depended and will depend, in part, upon our ability to attract and retain qualified scientific, engineering, managerial and manufacturing personnel.

Significant competition exists from engine manufacturers and engineering firms specializing in the development of internal combustion engines technology for the automotive, marine, motorcycle and small engine industry. Such competition also exists in the pump and compressor markets which may utilize the Rand Cam technology in their products. Many of these companies have substantially greater resources for research, development and manufacturing than us. It is possible that our competitors may succeed in developing technologies and products that are more effective or commercially acceptable. We believe, based on the testing of the RadMax® Engine that the engine is a superior overall engine package to the reciprocating piston engine. This assessment is made on the basis of the RadMax® Engine’s potential for reduced engine weight and packaging volume, improved performance, and possibly lower manufacturing costs.

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
Marketing Strategy

We intend to pursue the development of the RadMax® Engine by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the RadMax® Engine. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

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

The worldwide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy.

The U.S. Patent and Trademark office has been in contact with our patent attorney to commence a review of 24 Claims in the new patent application for the RadMax™ application. The new design claims are far more advanced than the existing Rand Cam technology patents, and once approved will give us an additional 20 years of patent technology protection.

Royalty Payments

We are required to pay Rand Group semi-annually a royalty of 5% of any net profits to be derived by us from revenues received as a result of our license of the RadMax® Engine. We are required to pay Brian Cherry a royalty of 1% semi-annually on any net profits derived by us from revenue received as a result of our licensing the RadMax® Engine.

Other provisions of the April 1993 Agreement call for is (a) to pay to Rand Group a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived by us from the Technology.

Pursuant to the letter of understanding dated December 13, 1993, among us, Rand Group, REGI and WVURC, WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the RadMax® Engine and the RC/DC Engine.

Material Effects of Government Regulation

Our engine products will be subject to various exhaust emissions standards depending upon the application and the country in which it is produced and/or sold. As each product becomes ready for sale, it will be necessary to have the engine certified according to the standards in effort at that time.

C.	ORGANIZATIONAL STRUCTURE

We own an 80% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 2.2% interest in REGI.  We also own a 9.55% interest in REGI.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver, shared by several companies related by common officers and directors.  The monthly rent for our portion of this office space is $1,259. In addition, we lease a research and development facility in a commercial business park building also located in Richmond.  The lease is for a period of three years with an annual rent of $15,108 per annum.  The present facilities are believed to be adequate for meeting our needs for the immediate future. However, we expect that we will likely acquire separate space when the level of business activity requires us to do so. We do not anticipate that we will have any difficulty in obtaining such additional space at favorable rates. There are no current plans to purchase or lease any properties in the near future.

Plan of Operations

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Form 20-F Annual Report.  We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

Source of Funds for Fiscal 2011/2012

Our primary source of funds since incorporation has been through the issuance of equity securities.

We have been successful in the past in acquiring capital through the issuance of common shares and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

The audited consolidated financial statements have been prepared assuming that we will continue as a going-concern.  As discussed in Note 1 to the audited consolidated financial statements, we have no revenues and limited capital, which together raise substantial doubt about our ability to continue as a going-concern. Management plans in regard to these matters are also described in Note 1. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Use of Funds for Fiscal 2011/2012

We anticipate that our cash requirements for the fiscal year ending April 30, 2012 will remain consistent with those for the fiscal year ended April 30, 2011.

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

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone mounting losses to date totaling $21,625,225 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We have working capital of $678,684. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A.	OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2011 compared to fiscal year ended April 30, 2010

For the year ended April 30, 2011, we had a net and comprehensive loss of $(257,244) or $(0.01) per share, as compared to a net and comprehensive loss of $(454,902) or $(0.02) per share for the year ended April 30, 2010.  The decrease in the net loss during fiscal 2011 is mainly due to a gain of $27,048 in foreign exchange, compared to a loss of $(81,608) in fiscal 2010, and decreased research and developments costs of $107,700, compared to $227,402 in fiscal 2010, which is offset by an increase in consulting fees of $32,209, compared to $16,542 in fiscal 2010 and stock based compensation of $89,776, compared to $1,348 in fiscal 2010.

Other significant changes from fiscal 2010 to fiscal 2011 are as follows:

•
In 2011 we had a convertible debenture of principal amount of $50,000. Interest expense of $10,894 was recorded on the loan during the period, while we did not have such debt or related interest expense in 2010;

•
We decreased shareholder communication expenses from $82,026 in 2010 to $41,106 in 2011 due to our continued utilization of efficient channels for shareholder communication during theweak world economy;

•
From 2010 to 2011 office expenses decreased from $33,719 to $27,286, professional fees decreased from $105,851 to $99,670, and travel and promotion decreased from $15,211 to 7,605, all due to our continuing effort to streamline our operations and share costs with our associated companies;

•	Transfer agent and filing fees decreased from $26,925 in 2011 to $15,101 in 2010 due to our lowered equity financing activities in 2011;

•	We had net mineral property maintenance costs of $7,254 in 2011 instead of costs of $8,060 in 2010 due to reimbursement by Teryl Resources Inc. for their portion of the property maintenance costs;

•	Wages and benefits increased slightly from $22,541 in 2010 to $26,750 in 2011 due to our severance pay while we streamline our office operations;

•
Management and director fees increased from $54,700 in 2010 to $61,200 in 2011 and consulting fees increased from $16,542 in 2010 to $32,209, as a result of services provided for our new subsidiary Minewest incorporated in 2011.

In 2010 we recognized a gain of $142,815 on private sale of our holdings of REGI shares when the shares were transferred to the purchasers; in 2011 we recognized the gain of $102,966. The difference is largely due to the fact that we sold fewer REGI shares in 2011 (485,300 shares) than in 2010 (621,725 shares).

We recorded a net gain of $126,404 in 2011 and $6,971 in 2010 on expiration and modification of warrants issued for purchase of our REGI shares, due to the fact that most of the warrants issued in 2010 expired in 2011.

Unrealized gain on our warrants for issued for our REGI shares were recorded at $62,916 in 2010 and $5,872 in 2011, largely because we had fewer such warrants outstanding at the end of 2011 than at the end of 2010.

Fiscal year ended April 30, 2010 compared to fiscal year ended April 30, 2009

For the year ended April 30, 2010, we had a net loss of $454,902 or $0.02 per share, as compared to a net loss of $456,090 or $0.02 per share for the year ended April 30, 2009.  This increase in net loss is mainly due to the increase of research and development fees from $185,955 to $227,402 and foreign exchange loss of $81,608 in 2010 versus foreign exchange gain of $59,268 in 2009 as a result of our advances to REGI denominated in US dollar which weakened against Canadian dollar over the year.  During 2010, we had income tax recovery on Rand’s REGI US shares sold in 2009, while in 2009 we had income tax expense related to the sales.

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

Fiscal year ended April 30, 2009 compared to fiscal year ended April 30, 2008

For the year ended April 30, 2009, we realized a net loss of $456,090 or $0.02 per share, as compared to net loss of $536,329 or $0.02 per share for the year ended April 30, 2008.  This decrease in net loss is mainly due to the deconsolidation of a subsidiary on April 30, 2008 and the exchange fluctuations as a result of a fluctuating Canadian dollar.  The de-consolidated former subsidiary accounted for as an equity investment resulted in a non-controlling interest decrease from $761,463 to $nil in 2009 and the gain on issue by investee of its own shares decreased from $228,934 in 2008 to $nil in 2009.  The strengthening Canadian dollar resulted in a foreign exchange gain of $59,268 in 2009 versus an exchange loss of $27,313 in 2008.  In addition, net operating expenses decreased as a result of a concentrated attempt to decrease costs in response to the downturn in the investor market.  Stock-based compensation decreased by $156,323 to $90,736 in 2009 compared to $247,059 in 2008.  Wages and benefits decreased by $170,410 to $24,313 in 2009 compared to $194,723 in 2008.  Investors' relations decreased $159,398 to $22,285 in 2009 compared to $181,683 in 2008 due to reduced investor relations activity.  Travel and promotion decreased by $89,047 in 2009 to $29,616 compared to $118,663 in 2008 due to reduced travel and promotional activity.  Advertising and promotion decreased by $47,357 in 2009 to $100,159 compared to $147,516 in 2008 due to reduced promotional activity.  Professional fees decreased by $86,566 in 2009 to $145,407 compared to $231,973 in 2008 due to lower accounting and audit fees incurred. The decrease in net loss for the year ended April 30, 2009 was also offset by gains of $347,099 due to the sale of investee’s shares compared with gains of $261,351 in 2008.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2011

As of April 30, 2011, we had a cash position of $88,684, compared to $364 as at the year ended April 30, 2010, representing a significant increase of $88,320. As at April 30, 2011, we had a working capital of $678,684, compared to a working capital of $219,216 as at April 30, 2010.

During the year ended April 30, 2011, we issued a convertible debenture for $50,000, which bears interest at 8% per annum, payable monthly, is unsecured and due on June 1, 2011. The unpaid amount of principal can be converted at any time at the holder’s option into common shares at a price of $0.20 per share. We had the option to repay the principal and accrued interest before the due date with 30 days advance notice. We repaid principal of $30,000 during February, 2011.

During the year ended April 30, 2011, we issued 1,894,333 common shares for gross proceeds of $272,187.

During the year ended April 30, 2011, we raised $289,200 from sale of our private placement subscriptions and those of our 80% owned subsidiary Minewest.

During the year ended April 30, 2011, we raised $76,466 from sale of our holdings of REGI shares and warrants for purchase of REGI shares from us.

We are owed $865,607 by REGI, includes REGI’s 50% share of recent project costs for the RadMax Engine pursuant to the project cost sharing agreement. REGI currently lacks the liquidity to fund its share of the costs.

Fiscal year ended April 30, 2010

During the year ended April 30, 2010, we financed our operations with $567,503 from the following activities:

•	Private placement for net proceeds of $375,786 after share issuance costs of $22,603;

•
$240,395 from investing activities through the sale of our investee’s shares and warrants in the open market and through private sales, which was reduced by $49,421 advanced to REGI, our equity accounted investee.

Our cash position decreased by $743 from $1,107 at April 30, 2009 to $364 at April 30, 2010.

As at April 30, 2010, we had working capital of $215,870 (2009 - $290,087) of which $585,859 is due from REGI (2009-$536,438).  This receivable relates mainly to project costs as REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of RadMax® Engine and wewill fund 50%.  REGI had US$NIL cash and a US$1,587,723 working capital deficiency at April 30, 2010.

During the year ended April 30, 2010, we used cash in the amount of $567,503 on operating activities as compared to $658,830 for the same period last year resulting in a decrease of $91,327.  This is a result of our incurring less operating expenses during 2010 in comparison to 2009.

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

On March 28, 2010, we completed a private placement, whereby we issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.  Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs.

Fiscal year ended April 30, 2009

During the year ended April 30, 2009, we financed our operations and received $659,679 by:

•	share subscriptions received in the amount of $611,815; and

•	$472,730 from investing activities through the sale of our investee’s shares and warrants in the open market offset by advances to the investee and other affiliates of $424,126.

Our cash position increased to $1,107 at April 30, 2009 as compared to $258 at April 30, 2008.

Fiscal Year Ended April 30, 2010

On November 9, 2009, Rand sold 238,000 units of REGI shares at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010.  During March, 2010, 163,000 such warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares for total proceeds of $58,877.

On November 9, 2009, we sold 280,000 units of REGI US shares at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010.

Capital Resources

We are still in the development stage of our business and expect to continue with research and development activities and mineral exploration activities for the near future. We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans. Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for general and administrative expenses, and to continue with our research and development activities. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses for the next twelve months. We will also require approximately $250,000 to fund our share of the costs for the RadMax® Engine, being the master design integrator, prototype fabrication and labour expense.  We do not currently have sufficient working capital to carry out our current operations.  In order to continue, we will need to raise funds by way of an equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and by borrowing from related parties. We expect to finance operations through the sale of equity in the foreseeable future as we do not currently generate any revenues from business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms. To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control.  Our ability to attain our business objectives may be significantly impaired if the Technology cannot be commercialized.

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the development of the Technology and to maintain a flexible capital structure for our projects for the benefit of our stakeholders. As we are not earning any revenues from operations, our principal source of funds is from the issuance of common shares.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Canadian GAAP.  There are differences between Canadian and U.S. GAAP and such differences are summarized in Note 15 to the audited consolidated financial statements included herein.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The basic research and development work on the RadMax® Engine is being coordinated and funded by our company and REGI as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the RadMax® Engine.

During the last two fiscal years, we spent $107,700 in fiscal 2011 and $227,402 in fiscal 2010 on research and development.

D.	TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2011.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to our known contractual obligations specified below.  We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the balance sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

G.	SAFE HARBOR

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. The statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with developing and testing an engine; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders, and other risks and uncertainties detailed in this report and from time to time in our other SEC filings.

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

As of April 30, 2011, our Board of Directors consisted of four directors, two of whom are independent (or “outside”) non-executive directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2011.

Name	Position with Registrant	Office Held Since
John G. Robertson	President, Secretary and Director	1982
James Vandeberg *	Chief Financial Officer and Director	2004
Susanne Robertson *	Director	1984
Robert Grisar *	Director	2008

* Indicates member of the Audit Committee.

The present and principal occupations of our directors and executive officers during the last five years are set forth below:

John G. Robertson, Richmond, B.C.  Since October 1982, Mr. Robertson has been President and a director of our company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception.  Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI, an Oregon corporation traded on the OTCBB, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor. Mr. Robertson is President and Chief Executive Officer and a director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company which trades on the PinkSheets. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX.V and the OTCBB involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of JGR Petroleum, Inc a private company. Mr. Robertson is a citizen and resident of Canada.

Susanne M. Robertson, Richmond, B.C.  Mrs. Robertson has been a director of our company since 1984 and is also the spouse of John Robertson, our President. She has been active in the management of our company since incorporation.  She is also a director of Linux Gold Corp. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd.  Mrs. Robertson is a citizen and resident of Canada.

James L. Vandeberg, Sammamish, WA  Mr. Vandeberg has been a director of our company and our Chief Financial Officer since March 2004. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies. He has also been a director of IAS Energy, Inc. since November 1998. He is also a director of REGI.  Mr. Vandeberg is also a director of ASAP Expo Inc. since 2005. He is President and a director of SIN Holdings Inc, an OTCBB company in the oil and gas industry since May, 2010.  He is a member and former director of the American Society of Corporate Secretaries.  He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

Robert Grisar, Kirtland, OH  Mr. Grisar was appointed a director of our company in September, 2008. Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies. Mr. Grisar was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints senior management who serves at the discretion of the Board of Directors.

Cease Trade Orders

On September 4, 2009, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against us for failure to file our annual audited financial statements and related Management’s Discussion & Analysis (“MD&A”).  We filed the required documents on SEDAR on September 11, 2009, to comply with the requirements to rectify the continuous disclosure deficiencies and the cease trade order was revoked by the BCSC on September 15, 2009.

On September 4, 2009, the BCSC issued a cease trade order against IAS Energy, Inc. (“IAS”), a company with related directors and officers, for failure to file its annual audited financial statements and related MD&A. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements and related MD&A. On October 2, 2009, a cease trade order was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the three months ended July 31, 2009.  The cease trade order was revoked on November 30, 2009 following filing of its annual financial statements and related MD&A.  On January 1, 2010, a cease trade order was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the six months ended October 31, 2009.  The cease trade order was revoked on January 18, 2010 following filing of its interim financial statements and related MD&A.  On September 7, 2010, the BCSC issued a cease trade order against IAS for failure to file its annual audited financial statements and related MD&A. The cease trade order was revoked on October 8, 2010 following filing of its annual financial statements and related MD&A.

On September 9, 2008, the BCSC issued a cease trade order against us for failure to file our annual audited financial statements and related MD&A.  We filed the required documents on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the cease trade order was revoked by the BCSC on September 24, 2008.

On December 3, 2007, the BCSC issued a cease trade order against Linux Gold Corp. (“Linux”), a company with related directors and officers, for failure to file a technical report and non-compliant disclosure. The BCSC staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The BCSC also found that Linux’s disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. Linux filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the cease trade order was revoked by the BCSC on February 8, 2008.

Other than the cease trade orders issued against our company, IAS and Linux, to our knowledge, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order or an order that denied relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officers, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, make a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of our company is or has, within the past ten years:

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

Individual Bankruptcies

No director or officer of our company is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

There is a family relationship between two of our directors. John Robertson and Susanne Robertson are spouses.  Please refer to Item 7.B. – Related Party Transactions.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	COMPENSATION

During the financial year ended April 30, 2010, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

“Named Executive Officer” or “NEO” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of a company, nor acting in a similar capacity, at the end of that financial year.

Compensation Objectives and Principles

The primary goal of our executive compensation program is to attract and retain the key executives necessary for our long term success, to encourage executives to further our development and our operations, and to motivate top quality and experienced executives.  The key elements of our executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  Our directors are of the view that all elements of the total program should be considered, rather than any single element.

Compensation Discussion and Analysis

Our executive officers make recommendations to the Board regarding compensation policies and the compensation of senior officers.  We do not have a Compensation Committee. The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to our stock option plan.  . These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of high caliber and potential. Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the Board pursuant to the terms of our stock option plan. Previous grants of option-based awards are taken into account when considering new grants. The options are always granted at market price.

Benefits and Perquisites

Our NEOs do not receive any benefits or perquisites other than as disclosed herein.

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2010, 2009 and 2008.  Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity incentive
					plan compensation
					($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option-Based Awards ($) (6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen - sation ($)(5)	Total compensation ($)
John G.	2010	Nil	Nil	Nil	Nil	Nil	Nil	32,000l	38,000
Robertson,	2009	Nil	Nil	31,240(3)	Nil	Nil	Nil	30,000	61,240
CEO (1)(2)(3)	2008	Nil	Nil	Nil	Nil	Nil	Nil	30,688	30,688
James	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vandeberg,	2009	Nil	Nil	15,620	Nil	Nil	Nil	Nil	15,620
CFO (4)	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Robertson is also a director and receives annual compensation of $6,000 in that capacity.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month for management services. See “Management Contracts”.
(3)	Mr. Robertson’s option-based awards granted during 2009 consisted of 100,000 stock options expiring on August 1 2013, at an exercise price of CDN$0.40 and fair value of CDN$0.3124 per share.
(4)
Mr. Vandeberg is also a director but does not receive any compensation in that capacity. Mr. Vandeberg’s option-based awards granted during 2009 consisted of 50,000 stock options expiring on August 1, 2013, at an exercise price of CDN$0.40 and fair value ofCDN$0.3124 per share.

(5)
The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. (“SMR”) to provide services to us. SMR is a private company controlled by Susanne Robertson, a director and the spouse of our President. Our President is also a director and officer of SMR.  SMR provides management services for a monthly fee of $2,500. These services consist of general management services. The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2010 and 2009, we paid or accrued to SMR the sum of $32,000 and $30,000 respectively.

During the year ended April 30, 2010, $Nil (2009 - $5,431) in professional fees were incurred with a law firm of which Mr. Vandeberg, an NEO, officer and director, is a partner.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2010.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in -the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John Robertson	750,000 100,000	0.30 0.40	October 20, 2010 August 1, 2013	Nil Nil	187,000 25,000	Nil Nil
James Vandeberg	50,000	0.40	August 1, 2013	Nil	12,500	Nil

(1)      The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on June 30, 2011 was $0.15.

Incentive Plan Awards – value vested or earned during the year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
John Robertson	Nil	Nil	Nil
James Vandeberg	Nil	Nil	Nil

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans for our NEOs or employees.

Termination of Employment or Change of Control

We have no plans or arrangements with respect to remuneration received or that may be received by the NEOs during our most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Director Compensation

For our most recently completed fiscal year ended April 30, 2010:

(a)	no compensation of any kind was accrued, owing or paid to any of our directors for acting in their capacity as such, except for John Robertson, who receives annual compensation of $6,000;

(b)	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for acting in their capacity as such;

(c)
excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to us as consultants or experts, except for research and developments costs of $Nil (2009 - $38,465) that were paid to a company of which Mr. Robert Grisar is a director and officer; and

(d)
excluding our NEOs, no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the directors that were outstanding at the end of the most recently completed financial year ended April 30, 2010.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Susanne Robertson	250,000	0.21	April 22, 2014	Nil	62,500	Nil
Jennifer Lorette	50,000 75,000	0.40 0.21	August 1, 2013 April 22, 2014	Nil Nil	12,500 18,750	Nil Nil
Robert Grisar	Nil	Nil	Nil	Nil	Nil	Nil
(1)       The closing price of our common shares on the TSX.V on April 30, 2010 was $0.185

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2010.

Name (a)	Option-Based Awards – Value Vested During the Year ($) (b)	Share-Based Awards – Value Vested During the Year ($) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($) (d)
Susanne Robertson	Nil	Nil	Nil
Jennifer Lorette	Nil	Nil	Nil
Robert Grisar	Nil	Nil	Nil

Indebtedness of Directors and Officers

None of our directors and senior officers, proposed nominees for election or associates of such persons is or has been indebted to us or our subsidiaries, other than routine indebtedness, at any time since the beginning of our the last completed financial year.

C.	BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least three directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures.  The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee, which members consist of James Vandeberg, Susanne Robertson and Robert Grisar.

The directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

Audit Committee

As of the date of this annual report, the members of our Audit Committee are James Vandeberg, Susanne Robertson and Robert Grisar.  Mrs. Robertson and Mr. Grisar are independent directors who are not officers or employees of our company or our affiliates.  Mr. Vandeberg is our Chief Financial Officer.

The Audit Committee must review our annual financial statements before they are approved by our Board of Directors.  Our Board of Directors must review, and if considered appropriate, approve our annual financial statements before presentation to our shareholders.

D.	EMPLOYEES

As of April 30, 2011, we did not have any employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.
We have no employees; as such, no directors of officers belong to any labor unions.  We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors and officers as at October 24, 2011:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	4,157,183	12.49%
Susanne Robertson (3)	5,317,628	16.00%
James Vandeberg	37,500	--
Robert Grisar	Nil	Nil

(1)
As at October 24, 2011 there were 32,985,840 issued and outstanding common shares. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.

(2)
Includes 1,553,769 common shares held directly by Mr. Robertson. 1,118,530 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.  This amount also includes 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, who is sole director, president and secretary. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by Rainbow Networks.   This amount also includes 1, 392,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust.   It also includes 100,000 stock options and 100,000 warrants registered in the name of JGR Petroleum Inc. and 100,000 warrants registered in the name of Rainbow Networks Ltd.

(3)
Includes 639,975 held directly by Mrs. Robertson.  SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,427,753 common shares. This amount also includes 250,000 stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At October 24, 2011, we are aware of two shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares	Percentage of Outstanding Common Shares (1)
Susanne Robertson (1)	4,157,183	12.49%
John Robertson (2)	5,317,628	16.00%

(1)
As at October 24, 2011 there were 32,985,840 issued and outstanding common shares. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.

(2)
Includes 639,975 held directly by Mrs. Robertson.  SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,427,753 common shares. This amount also includes 250,000 stock options.

(3)
Includes 1,553,769 common shares held directly by Mr. Robertson. 1,118,530 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.  This amount also includes 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, who is sole director, president and secretary. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by Rainbow Networks.   This amount also includes 1, 392,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust.   It also includes 100,000 stock options and 100,000 warrants registered in the name of JGR Petroleum Inc. and 100,000 warrants registered in the name of Rainbow Networks Ltd.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

As of October 24, 2011, our shareholders list showed 32,985,840 common shares outstanding with 513 registered shareholders.  The direct and indirect holding by depository institutions and other financial institutions is estimated as 435 holders of record resident in Canada, holding an aggregate of 21,236,224 common shares; and 440 holders of record resident in the United States, holding an aggregate of 4,151,390 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

During the years ended April 30, 2011 and 2010, we entered into the following transactions with and had the following balances owed by or to related parties:

•
At April 30, 2011, we are owed an aggregate of $8,490 (2010 - $28,455) by related parties and owed an aggregate of $218,878 (2010 - $146,741) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that our President controls or significantly influences.

•	During the year ended April 30, 2011, rent of $15,680 (2010 - $10,181) incurred with a company that our President controls.

•	During the year ended April 30, 2011, management fees of $30,000 (2010 - $32,500) were incurred to a company of which our President is a director.

•	During the year ended April 30, 2011, research and development costs of $75,000 (2010 - $63,300) were paid to a company controlled by Mr. Robert Grisar, a director of our company.

•
During the year ended April 30, 2011, management and directors’ fees of $31,200 (2010 - $22,200) were paid to officers, directors and companies controlled by officers and directors for services rendered.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.  Amounts due from and to related parties are unsecured, non-interest bearing and due on demand

During the fiscal year ended April 30, 2011 there was no material direct or indirect interest by our directors and officers, any shareholder who beneficially owns more than 10% of our common shares, or any known associate or affiliate of these persons in any transactions or proposed transaction which has or would materially affect  us.
At no time during the fiscal year ended April 30, 2011 has any director, senior officer, proposed nominee for election, nor any associate of such persons been indebted to us or our subsidiaries, other than routine indebtedness. Refer to Note 8 of the financial statements for the years ended April 30, 2011 and 2010.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page

Consolidated Financial Statements for the years ended April 30, 2011, 2010 and 2009	F-1 - F-28

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V.  In addition, we also trade on the OTCBB under the symbol REGRF.OB.  The ranges of the low and high sales prices for our shares traded on the TSX.v and OTCBB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
		CDN $	CDN $	US $	US $
	Quarter Ended			High-Bid*	Low-Bid*
2011
	July 31, 2010	0.185	0.13	0.18	0.12
	October 31, 2010	0.19	0.125	0.19	0.11
	January 31, 2011	0.19	0.11	0.19	0.11
	April 30, 2011	0.185	0.14	0.20	0.14

		TSX.V		OTC BB (1)
		High	Low	High	Low
		CDN $	CDN $	US $	US $
	Quarter Ended			High-Bid*	Low-Bid*
2010
	July 31, 2009	0.27	0.18	0.27	0.12
	October 31, 2009	0.30	0.17	0.24	0.15
	January 31, 2010	0.21	0.15	0.20	0.14
	April 30, 2010	0.26	0.13	0.25	0.13
2009
	July 31, 2008	0.57	0.39	0.57	0.36
	October 31, 2008	0.47	0.14	0.38	0.12
	January 31, 2009	0.32	0.09	0.25	0.09
	April 30, 2009	0.35	0.18	0.28	0.13

(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
			High-Bid*	Low-Bid*
Month (2011)
September	0.175	0.12	0.18	0.12
August	0.19	0.15	0.19	0.14
July	0.175	0.145	0.20	0.15
June	0.185	0.14	0.20	0.15
May	0.19	0.155	0.21	0.15
April	0.185	0.16	0.20	0.16

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value.  Of the 50,000,000 common shares without par value, 30,725,118 shares were issued and outstanding as of April 30, 2011 and 28,587,278 are outstanding as at August 24, 2010. There are no Preferred or Class "A" Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

We were originally incorporated on October 6, 1982 as Reg Resources Corp. under a perpetual charter pursuant to the British Columbia Business Corporations Act (formerly the Company Act) by registration of our Memorandum and Articles. On February 23, 1993 we changed our name to Reg Technologies Inc. in order to better reflect our main area of business development. We did not consolidate our shares at the time our name was changed.

C.	MATERIAL CONTRACTS

During the past two years ended April 30, 2011 and April 30, 2010, we were not subject to or entered into any material contracts.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax.  See Item 7, "Taxation".

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of our company on the right of foreigners to hold or vote our shares. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E	TAXATION

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

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Our financial statements included in this Annual Report for the year ended April 30, 2011 and April 30, 2010 were audited by ACAL Group, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.	DOCUMENTS ON DISPLAY

Material contracts and publicly available corporate records may be viewed at our head office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

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

We file annual reports and furnish other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at (http://www.sec.gov).  We also file information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Our website is www.regtech.com.

I.	SUBSIDIARY INFORMATION

We own an 80% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 2.2% interest in REGI.  We also own a 9.55% interest in REGI.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined in Rule 405 of the Securities Act, and Rule 12b-2 of the Exchange Act and therefore need not provide the information requested by this item.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, including our principal executive officer and principal financial officer, has used the framework set forth in the report entitled Internal Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission to conduct an evaluation of the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective because certain deficiencies involving internal controls constituted a material weakness. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We concluded that our internal control over financial reporting was not effective as at April 30, 2011 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we plan to commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Attestation Report on Internal Control Over Financial Reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended April 30, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Committees of the Board and Financial Expert

Audit Committee

Our Board of Directors has only one committee, being the Audit Committee. Our Audit Committee assists the Board in fulfilling its responsibilities relating to our corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring our systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of our external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing our annual financial statements prior to approval by the Board and release to the public.   Our audit committee is comprised of three directors of the Company - Susanne Robertson, James Vandeberg and Robert Grisar.

Mr. Vandeberg is not “independent” as he is an officer. Mrs. Robertson and Mr. Grisar are “independent” in that they are free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with their ability to act in our best interests, other than an interest or relationship arising from ownership of our shares. All of the audit committee members are “financially literate”.

Since the commencement of our most recently completed financial year, our Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

The audit committee has adopted specific policies and procedures for the engagement of non-audit services. The engagement of non-audit services is considered by our audit committee, and where applicable the Board of Directors, on a case-by-case basis.

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

On this basis, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	CODE OF ETHICS

Code of Ethics

Our Board of Directors’ is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout our company. In order to achieve this objective, efforts are made to the implementation, monitoring and enforcement of our Code of Ethics (“Code”). This is accomplished by: (a) taking prompt action against violations of the Code; ensuring employees and consultants are aware that they may discuss their concerns with their supervisor or directly to the Compliance Officer; the Compliance Officer reporting suspected fraud or securities law violations for review by the Audit Committee and reporting same to the Board of Directors. We distribute to each new director, officer, employee and consultant our Code.

No waivers of any provision of this Code of Ethics may be made except by the Board of Directors.  Any waiver or amendment shall be reported as required by law or regulation.  There have been no waivers of the Code since its implementation.

A copy of the Code is available from us on written request, and the text of the code of business conduct and ethics is attached as an exhibit hereto and posted on our website at www.regtech.com.

Assessments

The Board of Directors is ultimately responsible for our stewardship, which means that it oversees the day-to-day management delegated to the President and Chief Executive Officer and our other officers. The Board is charged with the responsibility of assessing the effectiveness of itself, its committee(s) and the contributions of individual directors.

The Nominating and Corporate Governance Committee Charter was constituted by the Board of Directors to assist the Board and its officers, employees, and consultants to fulfill fundamental issues including: (a) the regular assessment of our approach to corporate governance issues; (b) ensuring that such approach supports our effective functioning with a view to the best interests of our shareholders and effective communication between the Board of Directors and management; and (c) the process, structure and effective system of accountability by management to the board of directors and by the board to the shareholders, in accordance with applicable laws, regulations and industry standards for good governance practices.  A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.regtech.com.

Additionally, directors and officers are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in our best interests.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2011 Fiscal Year (CAD$)	2010 Fiscal Year (CAD$)

(a) Audit Fees	18,000	22,000

(b) Audit-Related Fees	0	0

(c) Tax Fees	1,000	3,000

(d) All Other Fees	0	0

Our Audit Committee pre-approved all non-audit services (audit-related services, tax services, and all other services) provided to us prior to the commencement of the services.

In the table above, and the disclosure below, “audit fees” are fees billed by our external auditor for services provided in auditing our annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

No disclosure required.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No disclosure required.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2011, 2010 and 2009	F-1 – F-27

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements, together with the report of ACAL Group, Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Report of Registered Public Accounting Firm dated August 29, 2011 of ACAL Group, Chartered Accountants
Consolidated Balance Sheets as at April 30, 2011 and April 30, 2010
Consolidated Statements of Operations and Comprehensive Loss as at April 30, 2011, April 30, 2010 and April 30, 2009
Consolidated Statements of Cash Flows as at April 30, 2011, April 30, 2010 and April 30, 2009
Consolidated Statements of Stockholders’ Equity as at April 30, 2008 to April 30, 2011
Notes to the Consolidated Financial Statements as at April 30, 2011, April 30, 2010 and April 30, 2009

Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
April 30, 2011

SUITE 1850
1066 WEST HASTINGS STREET	ACAL GROUP
VANCOUVER, BC V6E 3X2	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant
T: 604.683.3850
F: 604.688.8479

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (“the Company”), which comprise the consolidated balance sheets as at April 30, 2011 and 2010, and the consolidated statements of loss, comprehensive loss and deficit and cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation  of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Reg Technologies Inc. as at April 30, 2011 and 2010, and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $246,000 during the year ended April 30, 2011 and, as of that date, had an accumulated deficit of $21,625,225, since inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Other Matter
The consolidated financial statements of the Company for the year ended April 30, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on August 24, 2009.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 29, 2011

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In  the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements.  Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated August 29, 2011 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

 “ACAL Group”
Chartered Accountants

Vancouver, British Columbia
August 29, 2011

AUDITORS’ REPORT

To the Shareholders of Reg Technologies Inc.,

We have audited the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity of Reg Technologies Inc. for the year ended April 30, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended April 30, 2009 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 24, 2009

Except for Note 15 which is as of November 13, 2009

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 24, 2009

Except for Note 15 which is as of November 13, 2009

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 30 April 2011 $	As at 30 April 2010 $ (Restated 2 (o))
Assets

Current
Cash	88,684	364
GST and interest receivable	14,926	9,882
Prepaid expenses	81,052	1,416
Due from related parties (Note 8)	8,490	28,455
Advances to equity accounted investee (Note 6)	865,607	585,859
	1,058,759	625,976
Equipment (Note 5)	2,169	3,346
Mineral Property (Note 7)	232,953	-

	1,293,881	629,322
Liabilities

Current
Bank indebtedness	-	494
Accounts payable and accrued liabilities	105,912	57,861
Due to related parties (Note 8)	218,878	146,741
Income taxes payable	-	10,317
Share subscription payable (Note 10)	-	58,877
Convertible debt (Note 11)	19,368	-
Financial instrument liability (Note 10)	35,917	135,816
	380,075	410,106

Shareholders’ equity
Share Capital (Note 4)	12,372,889	12,082,039
Subscription received (Note 4)	289,200	-
Warrants (Note 4)	237,714	245,518
Contributed Surplus	9,441,987	9,270,884
Equity component of convertible debt (Note 11)	8,485	-
Non-controlling interest	188,756	-
Deficit	(21,625,225)	(21,379,225)

	913,806	219,216

	1,293,881	629,322

Nature and Continuance of Operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 14)

On behalf of the Board:

“John Robertson”	Director	“James L. Vandeberg"	Director
John Robertson		James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended April 30, 2011 $	For the year ended April 30, 2010 $	For the year ended April 30, 2009 $

Expenses
Amortization	2,128	3,551	4,042
Shareholder communication	41,106	82,026	140,157
Consulting fees	32,209	16,542	28,094
Foreign exchange loss (gain)	(27,048)	81,608	(59,268)
Interest expense	10,894	-	-
Management and directors’ fees (Note 8)	61,200	54,700	50,050
Mineral property maintenance costs	(7,254)	8,060	8,060
Office expenses	27,286	33,719	55,950
Professional fees (Note 8)	99,670	105,851	145,407
Research and development	107,700	227,402	185,955
Rent and utilities (Note 8)	15,680	10,182	39,972
Stock-based compensation (Note 4)	89,776	1,348	90,736
Transfer agent and filing fees	15,101	26,925	42,541
Travel and promotion	7,605	15,211	29,616
Wages and benefits	26,750	22,541	24,313

Loss before other items and income taxes	(502,803)	(689,666)	(785,625)

Other income (expense)
Gain on sale of investee’s shares (Note 6)	102,966	142,815	347,099
Net gain on expiration and modification of financial instrument liability	126,404	6,971	-
Interest income	-	-	-
Unrealized gain (loss) on financial instrument liability	5,872	62,916	14,815

Loss before income taxes	(267,561)	(476,964)	(423,711)

Income tax recovery (expense) – current (Note 12)	10,317	22,062	(32,379)

Net and comprehensive loss	(257,244)	(454,902)	(456,090)

Non-controlling interest	11,244	-	-

Net and comprehensive loss after non-controlling interest	(246,000)	(454,902)	(456,090)

Loss per share – basic and diluted	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	29,000,177	26,123,280	24,849,721

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended April 30 2011	For the year ended April 30 2010	For the year ended April 30 2009
	$	$	$

Cash flows used in operating activities
Net loss	(246,000)	(454,902)	(456,090)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	2,128	3,551	4,042
Gain on sale of investee’s shares	(102,966)	(142,815)	(347,099)
Imputed interest	7,853	-	-
Non-controlling interest	(11,244)	-	-
Net gain on expiration and modification of financial instrument liability	(126,404)	(6,971)	-
Stock-based compensation	89,776	1,348	90,736
Unrealized (gain) loss on financial instrument liability	(5,872)	(62,916)	(14,815)
Changes in non-cash working capital items:
Bank indebtedness	(494)	494	-
GST and interest receivable	(5,044)	(872)	(1,990)
Prepaid expenses	(79,636)	360	3,240
Due from related parties	19,965	(8,918)	(3,046)
Accounts payable and accrued liabilities	48,051	(20,541)	33,813
Due to related parties	72,137	146,741	-
Income taxes payable	(10,317)	(22,062)	32,379

	(348,067)	(567,503)	(658,830)

Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(279,748)	(49,421)	(424,126)
Proceeds on sale of investee’s shares and warrants	76,466	240,395	472,730
Mineral property costs	(32,953)	-	-
Purchase of equipment	(951)	-	(740)

	(237,186)	190,974	47,864

Cash flows provided by financing activities
Proceeds on convertible debt	50,000	-	-
Repayment on convertible debt	(30,000)	-	-
Proceeds from share subscriptions	289,200	-	-
Proceeds from share issuances, net of issuance costs	364,373	375,786	611,815
	673,573	375,786	611,815

Increase (decrease) in cash	88,320	(743)	849
Cash, beginning	364	1,107	258
Cash, ending	88,684	364	1,107

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

							Non-		Total
	Common	Common	Subscription	Contributed		Convertible	controlling		Shareholders’
	Shares	Shares	Received	Surplus	Warrants	Debt	Interest	Deficit	Equity
	#	$	$	$	$	$	$	$	$

Balance – April 30, 2008 (restated 2 (o))	23,942,759	11,356,689	–	9,162,067	–	–	–	(20,468,233)	50,523
Shares issued for cash	1,771,168	444,275	–	–	167,540	–	–	–	611,815
Stock-based compensation	–	–	–	90,736	–	–	–	–	90,736
Net loss	–	–	–	–	–	–	–	(456,090)	(456,090)
						–	–
Balance – April 30, 2009 (restated 2 (o))	25,713,927	11,800,964	–	9,252,803	167,540	–	–	(20,924,323)	296,984
Shares issued for cash	2,655,929	281,075	–	–	94,711	–	–	–	375,786
Stock-based compensation	–	–	–	1,348	–	–	–	–	1,348
Expiration of warrants	–	–	–	16,733	(16,733)	–	–	–	–
Net loss	–	–	–	–	–	–	–	(454,902)	(454,902)
						–	–
Balance – April 30, 2010 (restated 2 (o))	28,369,856	12,082,039	–	9,270,884	245,518	–	–	(21,379,225)	219,216
Warrants exercise	460,929	108,610	–		(16,424)	–	–	–	92,186
Shares issued for cash	1,894,333	182,240	–		89,947	–	–	–	272,187
Warrants expiration	–	–	–	150,807	(150,807)	–	–	–	-
Warrants extension	–	–	–		69,480	–	–	–	69,480
Option vested	–	–	–	20,296	–	–	–	–	20,296
Subscription received	–	–	289,200	–	–	–	–	–	289,200
Equity component of convertible debt	–	–	–	–	–	8,485	–	–	8,485
Non-controlling interest	–	–	–	–	–	–	200,000	–	200,000
Net loss	–	–	–	–	–	–	(11,244)	(246,000)	(257,244)

Balance – April 30, 2011	30,725,118	12,372,889	289,200	9,441,987	237,714	8,485	188,756	(21,625,225)	913,806

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”).  The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2011 owns 3.38 million shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 11.75% interest in REGI.  REGI owns the U.S, marketing and intellectual rights.  The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business.  Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies.  The Company has accumulated losses of $21,625,225 since inception.  These factors raise substantial doubt about the Company’s ability to continue as a going-concern.  The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.2% (2010 – 2.8%) interest in REGI. The Company also owns a 9.55% (2010 – 10.6%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6) and consequently the investment in REGI has been accounted for as an equity investment.

All inter-company accounts and transactions have been eliminated on consolidation.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

2.	Significant Accounting Policies (Cont’d)

b)	Investments

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

The 2010 and 2009 comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

2.	Significant Accounting Policies (Cont’d)

g)	Mineral property interests

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

2.	Significant Accounting Policies (Cont’d)

k)	Stock-based compensation

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

The Company’s financial instruments consist of cash, interest receivable, due from (to) related parties, advances to equity accounted investee, accounts payable, shares subscription payable, convertible debt and a financial instrument liability.  The carrying values of these financial instruments approximate their fair value unless otherwise noted.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

2.	Significant Accounting Policies (Cont’d)

o)	Newly adopted standards for the years ended April 30, 2011 and 2010

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

2.	Significant Accounting Policies (Cont’d)

o)	Newly adopted standards for the years ended April 30, 2011 and 2010 (Cont’d)

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

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time. The Company has early adopted and applied retroactively these sections on May 1, 2010. As a result, the Company treated $7,137,235 in gain due to ownership of net assets resulting from subsidiary shares issued as equity transactions, which previously have been charged to the statements of loss during the prior years.

p)	Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently in the process of executing an IFRS conversion plan.  This will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS as well as certain presentation differences.

3.	Financial Instruments

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

3.	Financial Instruments (cont’d)

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2011	Cash	Due to Related Party	Advances to Equity Accounted Investee	Accounts Payable
	$(1,023)	$3,465	$604,869	$21,745

At April 30, 2011 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $63,110.

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

At April 30, 2011, all of the financial instruments measured at fair value are included in Level 1 except financial instrument liability and convertible debts, which are in Level 2.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

4.	Common Stock

Authorized

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred share
5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At April 30, 2011, Rand owns 217,422 (2010 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.  The value of these shares has been deducted from share capital.

Private placements

On January 26, 2010, the Company completed a private placement, whereby it issued 1,012,596 units at $0.15 per unit for proceeds of $151,889. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.17%, expected volatility of 97%, an expected life of 1 year and no expected dividends.  Finders’ fees of $7,050 were paid in connection with the private placement, which are included in share issuance costs. 172,596 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 840,000 warrants was extended to July 26, 2011. The value of the extended warrants was estimated at $6,184 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.64%, expected volatility of 148.48%, an expected life of 0.5 year and no expected dividends.  The warrants expired on July 26, 2011.

On March 28, 2010, the Company completed a private placement, whereby it issued 1,643,333 units at $0.15 per unit for proceeds of $246,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated to be $0.03 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 0.87%, expected volatility of 99%, an expected life of 1 year and no expected dividends.  Finders’ fees of $12,068 were paid in connection with the private placement, which are included in share issuance costs. 288,333 of the warrants were exercised during the year ended April 30, 2011 and the expiration date of the remaining 1,355,000 warrants was extended to September 24, 2011. The value of the extended warrants was estimated at $63,296 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.56%, expected volatility of 145%, an expected life of 0.5 year and no expected dividends.

On April 24, 2011, the Company completed a private placement, whereby it issued 1,894,333 units at $0.15 per unit for proceeds of $284,150. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.  The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions:  risk free interest rate of 1.69%, expected volatility of 144%, an expected life of 1 year and no expected dividends.  Finders’ fees of $8,500 and other related costs of $3,463 were paid in connection with the private placement, which are included in share issuance costs.

As at April 30, 2011, the Company and Minewest received total subscriptions of $289,200. These shares were not issued as at April 30, 2011.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

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

During the year ended April 30, 2011, the Company recorded stock-based compensation of $20,296 (2010 - $1,348) as a general and administrative expense.

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

On October 21, 2010, the Company granted 750,000 stock options from the Plan to a director of the Company exercisable at $0.14 per share, up to October 21, 2015.  The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.72%, expected volatility of 106%, an expected option life of 5 years and no expected dividends.  The weighted average fair value of options granted was $0.11 per option. During the year ended April 30, 2011 the Company recognized $20,296 as stock-based compensation in relation to this grant, with $60,888 to be recognized in future accounting periods as the options continue to vest.

As at April 30, 2011, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

4.	Common Stock (cont’d)

Stock Options (cont’d) The following is a summary of options activities during the years ended April 30, 2011 and 2010:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2009	1,525,000		0.30
Granted	50,000		0.21
Outstanding at April 30, 2010	1,575,000		0.30
Expired	(750,000)		0.30
Granted	750,000		0.14
Outstanding at April 30, 2011	1,575,000		0.30

Weighted average fair value of options granted during the year ended April 30, 2011			0.11

The following options were outstanding at April 30, 2011:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$

August 1, 2013	0.40	400,000	2.26
April 22, 2014	0.21	375,000	2.98
April 19, 2015	0.21	50,000	3.97
October 21, 2015	0.14	750,000	4.48

Options Outstanding		1,575,000
Options Exercisable		393,570

Share Purchase Warrants The following is a summary of warrant activities during the years ended April 30, 2011 and 2010:

	Number of warrants	Weighted average exercise price
		$

Outstanding at April 30, 2009	1,543,168	0.56
Issued	2,655,929	0.20
Expired	(228,000)	0.35
Outstanding at April 30, 2010	3,971,097	0.33
Expired	(1,315,168)	0.60
Exercised	(460,929)	0.20
Issued	1,894,333	0.20
Outstanding at April 30, 2011	4,089,333	0.20

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010
4.	Common Stock (cont’d)

Share Purchase Warrants (cont’d) The following warrants were outstanding at April 30, 2011:

Expiry Date	Exercise price	Number of warrants
	$

July 26, 2011	0.20	840,000
September 24, 2011	0.20	1,355,000
February 24, 2012	0.20	1,894,333
Warrants Outstanding		4,089,333

5.	Equipment

	Cost	Accumulated Amortization	2011 Net
Computer hardware	$8,323	$7,187	$1,136
Office furniture and equipment	8,849	7,816	1,033
Total	$17,172	$15,003	$2,169

	Cost	Accumulated Amortization	2010 Net
Computer hardware	$7,372	$6,829	$543
Office furniture and equipment	8,849	6,046	2,803
Total	$16,221	$12,875	$3,346

6.	Equity Accounted Investee

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2011, the Company is owed an aggregate of $865,607 (2010 - $585,859) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2011, the Company recognized a gain of $102,966 (2010 – $142,815) relating to the sale of 458,300 (2010 – 621,725) of shares of REGI by the Company and Rand.

7.	Mineral property, Minewest and Asset Transfer Agreement

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated subsidiary, Minewest, a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

-	Cash payment of $25,000 on or before August 15, 2010 (paid);

-	Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

7.	Mineral property, Minewest and Asset Transfer Agreement (cont’d)

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. ("Rapitan"), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

-	Cash payment of $10,000 (paid);

-	Issuance of 2,000,000 shares of common stocks of Minewest (issued).

As at April 30, 2011, Minewest has incurred acquisition costs of $210,000 and exploration expenditures of $22,953 consisting of geological consulting fees of $17,311 and mineral claim renewal of $5,642 on the Silverknife property.

8.	Related Party Transactions

At April 30, 2011, the Company is owed an aggregate of $8,490 (2010 - $28,455) by related parties and owed an aggregate of $218,878 (2010 - $146,741) to related parties.  The amounts owed are unsecured, non-interest bearing and due on demand.  These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2011, rent of $15,680 (2010 - $10,181) incurred with a company having common officers and directors.

During the year ended April 30, 2011, management fees of $30,000 (2010 - $32,500) were incurred to a company having common officers and directors.

During the year ended April 30, 2011, research and development costs of $75,000 (2010 - $63,300) were paid to a company having common officers and directors.

During the year ended April 30, 2011, management and directors’ fees of $31,200 (2010 - $22,200) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

9.	Commitments

a)	In connection with the acquisition of Rand, the Company has the following royalty obligations:

(i)
A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000.  The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

(ii)
Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

(iii)	A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

9.	Commitments (cont’d)

c)	On November 1, 2010, the Company extended the office lease agreement for one additional year for a total of $13,185.

10.	Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold 238,000 units at US$0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at US$0.35 per share expiring November 9, 2010.  The warrants expired on November 9, 2010.

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares and the additional 163,000 shares of REGI were sold by Rand for total proceeds of $58,877(US$57,050). These shares were transferred by Rand to the purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.15%, expected volatility of 117%, an expected option life of 1 year and no expected dividends. These warrants expired on March 12, 2011.

As at April 30, 2011 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008	80,000	US$ 1.50	March 27, 2013
May 6, 2008	40,000	US$ 1.50	May 6, 2013
October 5, 2010	295,300	US$ 0.30	October 5, 2011

The fair value of the warrants as follows:

Expiry date	Fair value at April 30, 2011	Fair value at April 30, 2010
March 27, 2013	$9,874	$6,292
May 6, 2013	5,120	3,120
October 5, 2011	20,923	-
March 12, 2011	-	86,863
November 9, 2010	-	39,541
Total	$35,917	$135,816

Black-Scholes Option-Pricing Model Assumptions The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2011	30 April 2010
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	207.57%	98% - 115%
Risk-free interest rate	1.67%	0.38% - 2.42%
Expected life of warrants (years)	1.91 – 2.02	0.87 – 3.01

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

10.	Financial Instrument Liability (cont’d)

Reg Tech’s private sales of REGI shares

On November 9, 2009, Reg Tech sold 280,000 units (2009 – nil units) at $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.35 per share expiring November 9, 2010.  The warrants expired on November 9, 2010.

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

On October 6, 2010, Reg Tech sold 295,300 units $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.30 per share expiring October 5, 2011.

The warrants are a derivative, and the proceeds on the sale of the units were bifurcated between the fair value of the common shares and the share purchase warrants.  The proceeds allocated to the warrants were $32,377 upon issuance.  The fair value of the warrants at the closing date was determined using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.21%, expected volatility of 222.74%, an expected option life of 1 year and no expected dividends. The fair value of the warrants at April 30, 2011 was determined at $20,923 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.10%, expected volatility of 193%, an expected option life of 0.44 year and no expected dividends.

11.	Convertible Debenture

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

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.11%, dividend of 0%, expected life of 1 year and expected volatility of 93%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $41,515 and $8,485 respectively.

On February 18, 2011 principal amount of $30,000 was repaid to the debt holder, with loss on early payment of $1,564 recorded as financing cost.

As at April 30, 2011, $6,289 interest has been amortized with its debt component carried at amortized cost of $19,368. As at April 30, 2011, interest of $3,062 has been paid to the lender.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2011 $	For the year ended April 30, 2010 $

Net loss before income taxes	(267,561)	(476,964)
Combined federal and provincial income tax rate	27.80%	29.50%
Expected income tax recovery	(74,383)	(140,705)
Increase (decrease) due to:
Non-deductible expenses	37,124	4,898
Change in long-term Canadian tax rate and other	5,008	25,191
Expiry of non-capital losses	-	27,354
Change in valuation allowance	76,185	80,922
Non-taxable portion of gain	(54,251)	(19,722)
Income tax expense (recovery)	(10,317)	(22,062)

The components of future income tax assets are as follows:

	2011 $	2010 $
Non-capital losses	767,506	678,000
Intangible assets and other	147,056	160,000
Equipment	49,924	50,000
	964,486	888,000
Valuation allowance	(964,486)	(888,000)
Net future income tax asset assets	-	-

The Company has non-capital losses of approximately $3,070,026 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	571,468
2029	711,984
2030	352,737
2031	357,914
3,070,026

A full valuation allowance has been recorded against the potential future income tax assets as their utilization is not considered more likely than not.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2011.

14.	Subsequent Events

Convertible Debenture

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012.  The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

Warrants expired

On July 26, 2011, 840,000 warrants of the Company exercisable at $0.20 per share into the Company’s common stock have expired, unexercised.

Private placement

On June 9, 2011, the Company completed a private placement, whereby it issued 2,043,300 units at $0.15 per unit for proceeds of $306,450. Each private placement unit consisted of one common share and one half share purchase warrant. Two half warrants entitle the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.

Minewest subscription received

During May, 2011 Minewest received total subscriptions of $20,000 for 100,000 common shares of   Minewest. The shares have not yet been issued.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

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

b)	Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)	Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

d)	Asset Retirement Obligations

Under US GAAP, ASC 410, “Asset Retirement and Environmental Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB Section 3110, “Asset Retirement Obligations”, which are substantially similar to those of ASC 410. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at April 30, 2011 and 2010.

e)	Recent Accounting Pronouncements

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP” (cont’d)

e)	Recent Accounting Pronouncements (cont’d)

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

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (ASC 718)”, which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The Update provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of this update on the financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP” (cont’d)

f)	The net loss for the years ended April 30, 2011, 2010 and 2009 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

	2011	2010	2009

	$	$	$

Net income (loss), as determined under Canadian GAAP	(246,000)	(454,902)	(456,090)
Deferred exploration expenditures	(22,953)	-	-
Donated services	(151,845)	(161,071)	(171,705)
Net loss, as determined under U.S. GAAP	(420,798)	(615,973)	(627,795)

Loss per share, weighted average basis (excluding escrowed shares) under US GAAP	(0.01)	(0.02)	(0.03)

Deficit accumulated during the development stage, as determined under U.S. GAAP
Beginning of year	(22,971,961)	(22,355,988)	(21,728,193)
Loss for the year	(420,798)	(615,973)	(627,795)
End of year	(23,392,759)	(22,971,961)	(22,355,988)

g)	Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2011 and 2010 are as follows:

	2011	2010
	$	$
Donated capital, under Canadian GAAP	-	-
Donated services	1,744,581	1,592,736
Donated capital, under U.S. GAAP	1,744,581	1,592,736

Mineral property, under Canadian GAAP	232,953	-
Deferred exploration expenditures	(22,953)	-
Mineral property, under U.S. GAAP	210,000	-

Deficit, ending balance, under Canadian GAAP	21,625,225	21,379,225
Deficit, under U.S. GAAP	23,392,759	22,971,961

Net increase to deficit, under U.S. GAAP	1,767,534	1,592,376

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the years ended 30 April 2011 and 2010

15.	Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP and “Canadian GAAP” (cont’d)

h)	The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2011 $	2010 $	2009 $

Cash flows used in operating activities, Canadian GAAP	(348,067)	(567,503)	(658,830)
Adjustment:
Exploration expenditures	(22,953)	-	-
Cash flows used in operating activities, US GAAP	(371,020)	(567,503)	(658,830)

Cash flows provided by financing activities, Canadian and US GAAP	673,573	375,786	611,815

Cash flows used in investing activities, Canadian GAAP	(237,186)	190,974	47,864
Adjustment:
Exploration expenditures	22,953	-	-
Cash flows used in investing activities, US GAAP	(214,233)	190,974	47,864

(Decrease) increase in cash	88,320	(743)	849
Cash, beginning of year	364	1,107	258
Cash, end of year	88,684	364	1,107

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the "Vane Restraint Mechanism" by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

 51

Number	Description
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
11.1	Code of Ethics	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - CEO	(12)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - CFO	(12)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - CEO	(12)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - CFO	(12)
15.1	Consent of ACAL Group, Chartered Accountant	(12)
15.2	Consent of Dale Matheson Carr-Hilton Labonte LLP	(12)

1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1996
3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1997
4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1998
5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 1999
6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2000
7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2001
8)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002
9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2009
11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2010 filed on December 1, 2010
12)	Exhibits filed herewith.

 52

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.

Dated:	November 15, 2011	By:	/s/ John G. Robertson
John G. Robertson
President

 53