Form 20-F
period 2012-04-30
REG TECHNOLOGIES INC
filed 2012-09-12
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at April 30, 2012
Common Shares, no par value	34,883,793

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

[  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes [X] No

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

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ ] International Financial Reporting Standards as issued	[X] Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. [X] Item 18. [  ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3.	KEY INFORMATION	4
A.	SELECTED FINANCIAL DATA	4
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASON FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON THE COMPANY	11
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	20
D.	PROPERTY, PLANTS AND EQUIPMENT	20
ITEM 4A.	UNRESOLVED STAFF COMMENTS	21
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	21
A.	OPERATING RESULTS	21
B.	LIQUIDITY AND CAPITAL RESOURCES	24
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	26
D.	TREND INFORMATION	27
E.	OFF-BALANCE SHEET ARRANGEMENTS	27
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	27
G.	SAFE HARBOR	27
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	28
A.	DIRECTORS AND SENIOR MANAGEMENT	28
B.	COMPENSATION	31
C.	BOARD PRACTICES	34
D.	EMPLOYEES	35
E.	SHARE OWNERSHIP	35
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	36
A.	MAJOR SHAREHOLDERS.	36
B.	RELATED PARTY TRANSACTIONS.	36
C.	INTERESTS OF EXPERTS AND COUNSEL.	37
ITEM 8.	FINANCIAL INFORMATION	38
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	38
B.	SIGNIFICANT CHANGES	38
ITEM 9.	THE OFFER AND LISTING	38
ITEM 10.	ADDITIONAL INFORMATION	40
A.	SHARE CAPITAL	40
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	40
C.	MATERIAL CONTRACTS	40
D.	EXCHANGE CONTROLS.	40
E	TAXATION.	41
F.	DIVIDENDS AND PAYING AGENTS	42
G.	STATEMENT BY EXPERTS.	42
H.	DOCUMENTS ON DISPLAY.	42
I.	SUBSIDIARY INFORMATION.	43
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	43

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	43
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	43
A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	43
B.	USE OF PROCEEDS.	43
ITEM 15.	CONTROLS AND PROCEDURES	43
ITEM 16.	[RESERVED]	45
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	45
ITEM 16B.	CODE OF ETHICS	46
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	47
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	47
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	47
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	47
ITEM 16G.	CORPORATE GOVERNANCE	47

PART III
ITEM 17.	FINANCIAL STATEMENTS	47
ITEM 18.	FINANCIAL STATEMENTS	47
ITEM 19.	EXHIBITS	51

SIGNATURE PAGE		53

BUSINESS OF REG TECHNOLOGIES INC.

Reg Technologies Inc. (“Reg Tech” or “the Company”) is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the RadMax® rotary technology (the “Technology” or the “RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $385,880 in the year ended April 30, 2012 (2011 -$250,136 (transitioned from Canadian GAAP to IFRS); 2010 - $454,902 (restated, Canadian GAAP)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FOREIGN PRIVATE ISSUER STATUS

We are a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents; our business is administered principally outside the United States; and more than 50% of its assets are located outside the United States. As a result, we believe that we qualify as a “foreign private issuer” for continuing to report regarding the registration of the common stock using this Form 20-F annual report format.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2012 and 2011, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the year ended April 30, 2012 and April 30, 2011 have been audited by ACAL Group, Chartered Accountants. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2012, US$1.00 was equal to approximately C$0.9810. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) for 2008, 2009 and 2010, and IFRS for 2011 and 2012.

Fiscal Years Ended April 30

	2012	2011	2010	2009	2008
Accounting Standards	IFRS	IFRS	GAAP	GAAP	GAAP
Net Revenues	-	-	-	-	-
Loss from continuing operations	(385,880)	(250,136)	(454,902)	(785,625)	(1,763,967)
Net loss	(385,880)	(250,136)	(454,902)	(456,090)	(536,329)
Loss from continuing operations per share	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)
Current assets	1,552,335	1,058,759	625,976	567,868	141,097
Total assets	1,872,417	1,293,881	629,322	574,765	151,296
Working Capital	1,075,173	678,065	215,870	290,087	40,324
Capital stock (excluding redeemable preferred stock)	12,746,997	12,372,889	12,082,039	11,800,964	11,356,689
Weighted average number of shares	32,787,710	29,000,177	26,123,280	24,849,721	23,849,000

Reference is made to “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

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

	2012 $	2011 $	2010 $	2009 $	2008 $
Average for Period	0.9961	1.0124	1.0721	1.1444	1.0226

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	July	June	May	April	March	February
	2012 $	2012 $	2012 $	2012 $	2012 $	2012 $
High for Period	1.0212	1.0416	1.0298	1.0034	1.0006	1.0018
Low for Period	1.0034	1.0187	0.9835	0.9810	0.9871	0.9928

On September 11, 2012, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York was $0.9778.

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

We have reported losses in each year since its inception. At April 30, 2012, we had an accumulated deficit of $22,015,992. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

Although we anticipate receiving future revenues from the sales of engines or the licensing of our technology or pursuant to a joint venture, we have received minimal revenues in preparation for licensing or joint venture activities, and there are no assurances that significant revenues will be derived from this activity in the future. We have received no revenues from sales of any of the products under development. There can be no assurance as to when or if we will be able to develop significant sources of revenue or whether our operations will become profitable, even if we are able to commercialize any product. See “Operating and Financial Review and Prospects,” and Notes to Financial Statements.

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

The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a “going concern” qualification, indicating that our losses and deficits in working capital and shareholders’ equity raise substantial doubt about our ability to continue as a going concern. See ” Operating and Financial Review and Prospects” and Notes to Financial Statements.

We are dependent upon certain members of our staff, the loss of which could adversely affect our business.

We are dependent on certain members of our management and engineering staff, the loss of services of one or more of whom could adversely affect our business. The loss of any of these key individuals could hamper the successful development of the engine. Our present officers and directors have other full-time positions or part-time employment unrelated to our business. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote time to other companies or projects which may compete directly or indirectly with us. We do not have “key man” life insurance on such officers and currently have no plans to obtain such insurance. See “Management”. Our success also depends on our ability to attract and retain additional skilled employees.

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

As a “foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

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

Our future success may be dependent on the success of our products and services. The success of our business depends on a variety of factors, including:

●	the quality and reliability of our products and services;
●	our ability to develop new products and services superior to that of our competitors;
●	our ability to establish licensing relationships and other strategic alliances;
●	our pricing policies and the pricing policies of our competitors;
●	our ability to introduce new products and services before our competitors;
●	our ability to successfully advertise our products and services; and
●	general economic trends.

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

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the “penny stock rules”. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class “A” non-voting shares without par value. Of the 50,000,000 common shares without par value, 34,883,793 common shares were issued and outstanding as of April 30, 2012, and as of September 12, 2012. There are no Preferred or Class “A” shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9, Canada. Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

We were initially involved in the mineral development and oil and gas business. The mineral development business produced no revenues from operations and the oil and gas business produced only limited revenues.

On May 23, 1986, we entered an agreement which was amended October 20, 1986 (“Initial Agreement”) among ourselves, Rand Cam-Engine Corp. (a private company owned by James L. McCann, the inventor of the RadMax® Engine, and James L. McCann). Under the Initial Agreement, we acquired a 40% interest in a company to be formed, by paying $50,000 and agreeing to expend $200,000 on research and development pertaining to the Rand Cam Engine, which utilizes a new type of design for a rotary internal combustion engine.

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

Under an agreement dated April 27, 1993, between ourselves, Rand Group, Rand Cam-Engine Corp. and James L. McCann, Rand Cam-Engine Corporation agreed to sell to us 330,000 shares of Rand Group, representing a further 11% interest in Rand Group. In consideration for a controlling interest in Rand Group, we agreed to pay Rand Cam-Engine Corporation $50,000 (paid), issue 600,000 shares (expired) of our common shares and grant a participating royalty to a maximum amount of $10,000,000, (“Participating Royalty”). The Participating Royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per above. As part of the minimum payment, we are to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

Pursuant to an agreement with Brian Cherry (“Cherry Agreement”) dated July 30, 1992 , Rand Group was assigned all right, title and interest in the RadMax® Engine for all countries excluding the United States of America. Also under the Cherry Agreement, REGI U.S., Inc. was assigned from Brian Cherry all right, title and interest in and to the RadMax® Engine for the United States. Pursuant to a letter of understanding among our company, REGI U.S., Inc. and Rand Group (collectively called the “Grantors”) and West Virginia University Research Corporation (“WVURC”), the Grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology. A 1% net profit royalty will be payable to Brian Cherry on all U.S. based sales.

REGI U.S., INC.

REGI U.S., Inc. (“REGI”) was, until April 30, 2008, controlled by Rand Group. REGI was formerly controlled our company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,378,183 shares of REGI, with a carrying value of US$Nil as of April 30, 2012. We can sell, through a registered broker, up to 287,768 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period. During the year ended April 30, 2011, Rand Group sold 163,000 REGI share for US$57,050, and we sold 295,300 REGI shares for US$73,825. During the year ended April 30, 2012 Rand Group did not sell any REGI shares.

At April 30, 2012, the market value of the REGI shares owned by us and Rand Group was US$574,291.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2012, a total of 28,776,824 shares of common stock of REGI were issued and outstanding, of which 633,483 are owned by Rand Group and 2,744,700 shares are owned by Reg Tech.

Together with REGI, we are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Group (our Canadian subsidiary 51% owned by us) which holds approximately a 2.12% interest in REGI. REGI owns the U.S. marketing and intellectual rights. Rand Group and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

As at April 30, 2012, REGI owes us $1,025,086 (2011 - $865,607) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Group.

Minewest Silver and Gold Inc.

In July, 2010 we incorporated our 80% owned subsidiary Minewest Gold and Silver Corp. Inc. (“Minewest”), a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. During the year ended April 30, 2011, we transferred to Minewest our 100% ownership in our undivided 50% interest subject to a 5% net smelter return in 33 mining claims (the “Silverknife Property”) in the Tootsee River area of the province of British Columbia for cash payment of $25,000 and issuance of 8,000,000 common shares of Minewest. Effective December 15, 2010 Minewest purchased 100% of Rapitan Resources Inc.’s ownership in 25% interest of the Silverknife Property for cash payment of $10,000 and issuance of 2,0000,000 common shares of Minewest.

Effective November 17, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared Minewest shares as dividend for Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest shares is distributed for seven Reg Tech shares. The distribution is subject to Minewest being listed on the CNSX. As a result of the dividend declaration, the Company expects to retain approximately 3,287,737 shares of Minewest.

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

Products and Projects

The RadMax™ Rotary Technology

The worldwide marketing and intellectual rights to the Technology, other than in the US, are held by us and REGI owns the US marketing and intellectual rights. We own 3,378,183shares of REGI, representing an 11.74% interest. We have a project cost sharing agreement with REGI, whereby we each fund 50% of the costs of developing the Technology.

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

RadMax® Engine

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

On August 12, 2010, following two years of technical assessments and design reviews, the engineering team confirmed that the RadMax Engine engineering drawings were complete, additional technical reviews were not necessary and we would proceed with building the RadMax demonstration prototype. Commercial item procurement, parts fabrication and preparation for prototype testing were underway.

After completion of our Request for Proposals to three pre-qualified bidders to provide a fixed-price quotation we selected Path Technologies Inc. (“Path Tech”), of Painesville, Ohio, to fabricate the prototype RadMax Engine. Upon the commencement of the fabrication stage, we integrated those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

In February, 2011, we paid Path Technologies for the purchase order to commence fabrication to complete the cam and actuator for the RadMax™ demonstration diesel engine model.

On March 8, 2011 we provided a fabrication progress report of the RadMax™ assembly via news release, reporting the following initial fabrication progress:

●	All specified material has been ordered
●	All connecting tubes have been final machined to their outside and inside geometric tolerances
●	The connecting tubes have been masked for subcontracted flame spray plating services
●	Each of the 24 vane blocks have been trued, which means three axis sides are perfectly parallel to their opposite sides and perpendicular to each other
●	The outside dimensions of the vane portion has been fabricated in a wire EDM Process

On May 18, 2011 we had the second fabrication progress report for the prototype RadMax™ Diesel Engine, whereby we estimated that approximately one-third of all fabrication work was complete, resulting in us being ahead of schedule and under budget. The fabrication progress was as follows:

●	The Rotors had completed their first-pass rough turning process within .030-inch of final. The following Rotor fabrication operations had been completed: Outer surface, Neck, Driveshaft Slot, and Combustion Chamber.
●	The Cams had completed their initial rough turning passes. The reason for the two-pass turning process was because the metal “moves” (stretches or deforms) after the machining process. To maintain our high-tolerance requirements, the two-passes were required.
●	Fabrication of the 24 Vane-Actuator assemblies was complete. This included completion of the Vanes, Connecting Tubes, Axles, Wheels, Wrist Pins, and integration with commercial wheel bearings.

During August, 2011 we had successful transfer directly from 3D cad model to CNC machine code for the prototype RadMax™ Diesel Engine.

This was a significant event, as we proved our capability to go from 3D computer models of the cam surface to deriving the cutter path for the CNC milling center and fabricating the complex cam surface.

This successful transfer applies directly to the RadMax cam and stator surfaces; both of which are implementations of complex transcendental formulas.

A detailed thermodynamic analysis of the patented RadMax engine had been performed in conjunction with Belcan Engineering Services. As a result, the cam was fabricated from lightweight aircraft Aluminum and weighs approximately 12 pounds. This is in sharp contrast to earlier implementations in steel that weighed more than 50 pounds each. This capability is one of the major contributing factors to RadMax engine weight reduction, which naturally leads to enhanced fuel economy in every application.

On September 29, 2011 we announced that they have integrated a rotary union into the RadMax™ fabrication process, to reduce temperature in the RadMax™ demonstration model. This device allows us to provide continuous high-pressure lubrication and cooling oil to moving and rotating parts of RadMax, thus allowing the engine to operate at a lower temperature. Oil is injected by this device into a hollow driveshaft, with exit ports inside the rotor. This in turn allows us to use lighter components made from Aluminum which further reduces the weight of the engine.

On November 22, 2011 we announced that we have completed fabrication of the RadMax™ drive shaft for the demonstration model. The drive shaft is similar to a crank shaft in a reciprocating engine as it delivers rotational power to the transmission; however, the center is hollow and provides a path for oil to cool rotating components. The drive shaft works in conjunction with the rotary union. The detailed thermodynamic analysis of the patented RadMax engine was performed last year in conjunction with Belcan Engineering Services. As a result, a design decision was finalized to create a hollow drive shaft to provide a means to lubricate internal rotating components. Without this device, the internal engine heat would make adoption of aluminum components impossible. By reducing heat, and weight, this leads to enhanced fuel economy in every RadMax™ application. The drive shaft features include mounting provisions for the Rotary Union, Shaft Lock Nut which preloads the Rotor, main bearings, and tight pilots for securing the rotor in position. It includes key slots for securing the load to RadMax (such as a transmission).

On January 30, 2012, following completion of the complex drive shaft announced on November 22, 2012, we reached the position to estimate all remaining fabrication tasks leading up to the assembly and test phases and could start to use the dimensions and tolerances to specify the requirements of the remaining component interfaces.

The status of the remaining fabrication tasks, which represent the balance of the fabrication, was as follows:

●	Rotors: Remaining operations for each rotor include drilling the final tight tolerance turns and other finishing operations. (as announced on May 18, 2011.)
●	Cam: Remaining operations for each cam include final surface grinding and polishing, final milling and boring to insert other machined features. (as announced on August 15, 2011.)
●	Rotary Union: Work is complete. (as announced on September 29, 2011.)
●	Driveshaft: Work is complete. (as announced on November 22, 2011.)
●	End plates: Remaining operations for each end plate include cutting air and water plenum holes, final milling and bore.
●	Stator frame: Remaining operations for the stator frame include final milling and bore.
●	Enclosure: Remaining operations for the enclosure include standard machining operations to mount latches and catches.
●	Oil coolers: Material has been received. Initial machining work is the next step.
●	Bearings: Material has been received. Initial machining work is the next step.
●	Air and Water Flanges: Initial machining work is the next step.
●	Gaskets for air and water flanges: These will be sent to vendor who already produced and delivered other gaskets for us.
●	Nameplates: Fabricating and plating the nameplates. Initial machining work is the next step.

The Company and Reg Technologies Inc. received a quote to complete the fabrication of the RadMax™ diesel engine for a total of $139,783 including $75,000 for the final fabrication.

Funds are planned to be raised through a private placement. Following fabrication, we plan to build an assembly fixture. Once this fixture is fabricated and verified, the Company will perform the assembly operations followed by prototype dry (non-fuel) and fueled testing.

On March 12, 2012 we announced that the Radmax engine parts arrived at Williams and White Machine Inc. facilities from Path Technologies in Painesville, Ohio. Radmax engine parts machining has commenced at Williams and White Machine Inc. to complete the fabrication of the Radmax demonstration model.

Williams and White is a world class manufacturing organization comprising of three independent business units; Equipment, Machining, and Automation. Williams and White equipment manufactures specialized grinding equipment used in the cutting tool and machining industry and access to only the most advanced tooling in the world. The Automation division is specialized in development of Mechatronic solutions for custom project applications. Website www.williamsandwhite.com.

As a result of the development, Paul Porter, our Chief Engineer, is managing the final fabrication, assembling and testing of the prototype. Mr. Porter of Spokane, Washington has extensive experience as an expert mechanical engineer. He was previously a manufacturing manager for Parker Seal Group, a Fortune 500 company and was the founder of JetSeal, Inc., which was sold to Heico Corp., an aerospace company.

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

In February 2009 the pump was set up in the Company’s Richmond, B.C. laboratory, for demonstration to interested parties. It is a fully functional prototype capable of pumping twice its internal volume every revolution. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the pump in a production environment. Until there is further interest established in the RadMax™ Pump by an end user, no further work is anticipated.

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

The compressor is a fully functional prototype design capable of 48 individual compression events every revolution, which represent twice its internal volume. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the compressor in a production environment. Until there is further interest established in the RadMax™ Compressor by an end user, no further work will be conducted.

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

A number of the new engine designs over the last decade have offered advantages on the thermodynamics front (e.g. more efficient use of energy through better combustion, better heat transfer, etc.). In the case of the RadMax® Engine, its strong point it believed to be in its mechanism, not in its thermodynamics. Whether or not the engine’s mechanism alone will provide the competitive edge necessary to result in a marketable and successful product is unknown at this time.

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

We own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 2.2% interest in REGI. We also own a 9.53% interest in REGI.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own no properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver, shared by several companies related by common officers and directors. The monthly rent for our portion of this office space is $1,259 which is shared with REGI. There are no current plans to purchase or lease any properties in the near future.

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

Source of Funds for Fiscal 2011and 2012

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

Use of Funds for Fiscal 2012/2013

We anticipate that our cash requirements for the fiscal year ending April 30, 2013 will remain consistent with those for the fiscal year ended April 30, 2012.

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

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2011 and 2012. See Note 2 and Note 3 to the consolidated financial statements for accounting policies and Note 14 for the transition from Canadian GAAP to IFRS effective May 1, 2010

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RadMax® Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone losses to date totaling $22,015,992 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We had cash balance of $650. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A.	OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2012 compared to fiscal year ended April 30, 2011 (under IFRS)

For the year ended April 30, 2012, we had a net and comprehensive loss of $385,880 or $0.01 per share, as compared to a net and comprehensive loss of $250,136 or $0.01 per share for the year ended April 30, 2011.

We have generated no revenue from our operations. We have incurred a loss of $385,880 in the year ended April 30, 2012 (2011 - $260,453).

Significant changes from 2011 to 2012 are as follows:

●	In 2011 we had a convertible debenture of principal amount of $50,000 which was reduced to $20,000 after payment on principal amount of $30,000. Interest expense of $3,786 was recorded on the loan during 2010; throughout 2012 we had a convertible loan of $20,000 with the same terms and recorded interest expense of $1,856;
●	We increased shareholder communication expenses from $41,106 in 2011 to $57,123 due to our costs in 2012 on preparing and disseminating information related to our spin off of Silverknife property and Our subsidiary Minewest;
●	From 2011 to 2012 office expenses increased from $27,286 to $29,559 largely due to additional website maintenance costs;

●	Consulting fees decreased from $32,309 in 2011 to $15,919 in 2012, because we stopped consolidation of Minewest accounts after November 17, 2011;
●	Office rent decreased from $15,680 in 2011 to $6,871 in 2012; Professional fees decreased from $99,670 in 2011 to $73,316 in 2012, travel and promotion decreased from 7,605 in 2011 to $3,446 in 2012, all due to our continuing effort to streamline our operations and share costs with our associated companies;
●	Transfer agent and filing fees increased $15,101 in 2011 to $34,804 in 2012 due to our increased disclosure and transfer agent services for the spin-off of our subsidiary Minewest;
●	We had net mineral property maintenance recovery of $7,254 in 2011, but did not have mineral exploration costs or recover in 2012;
●	Research and development expenses increased from $107,700 in 2011 to $113,554, as we are starting our last phase of developing our Rand Engine technologies;
●	Wages and benefits decreased from $26,750 in 2011 to $19,891 due to our severance payments in 2011 when we downgraded our operations;
●	In 2011 we had stock based compensation for options granted of $20,296; in 2012 we did not grant options or had any options vest;
●	Management and director fees increased from $61,200 in 2011 to $75,072 in 2012, largely as a result of increased services provided for our subsidiary Minewest that were consolidated in our financial statements prior to November 18, 2011 .

In 2011 we recognized a gain of $102,966 on private sale of our holdings of REGI shares when the shares were transferred to the purchasers; in 2012 we had no such gain as we did not sell any REGI shares.

We recorded a net gain of $126,404 in 2011 and $20,923 in 2012 on expiration and modification of warrants issued for purchase of our REGI shares, due to the fact that most of the warrants issued in 2010 expired in 2011.

Unrealized gain on our warrants for issued for our REGI shares were recorded at $5,872 in 2011 and $5,679 in 2012. The calculations were using Black Scholes model which is dependent on our stock performances and the market condition.

In 2012 we recorded loss of $8,718 for equity pick up of our investment in Minewest for the period from Nov 18, 2011 to April 30 2012, and gain on our investment in Minewest of $80,295 which resulted from loss of Minewest from its inception to Nov 17, 2011. These were absent in 2011.

Fiscal year ended April 30, 2011 compared to fiscal year ended April 30, 2010 (under GAAP)

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

Other significant changes from fiscal 2010 to fiscal 2011 are as follows:

●	In 2011 we had a convertible debenture of principal amount of $50,000. Interest expense of $10,894 was recorded on the loan during the period, while we did not have such debt or related interest expense in 2010;

●	We decreased shareholder communication expenses from $82,026 in 2010 to $41,106 in 2011 due to our continued utilization of efficient channels for shareholder communication during theweak world economy;

●	From 2010 to 2011 office expenses decreased from $33,719 to $27,286, professional fees decreased from $105,851 to $99,670, and travel and promotion decreased from $15,211 to 7,605, all due to our continuing effort to streamline our operations and share costs with our associated companies;

●	Transfer agent and filing fees decreased from $26,925 in 2011 to $15,101 in 2010 due to our lowered equity financing activities in 2011;

●	We had net mineral property maintenance costs of $7,254 in 2011 instead of costs of $8,060 in 2010 due to reimbursement by Teryl Resources Inc. for their portion of the property maintenance costs;

●	Wages and benefits increased slightly from $22,541 in 2010 to $26,750 in 2011 due to our severance pay while we streamline our office operations;

●	Management and director fees increased from $54,700 in 2010 to $61,200 in 2011 and consulting fees increased from $16,542 in 2010 to $32,209, as a result of services provided for our new subsidiary Minewest incorporated in 2011.

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

Fiscal year ended April 30, 2010 compared to fiscal year ended April 30, 2009 (under GAAP)

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

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2012

As of April 30, 2012 we had a cash position of $650, compared to $88,684 as at the year ended April 30, 2011, representing a decrease of $88,034. As at April 30, 2012, we had a working capital of $1,075,173, compared to a working capital of $678,684 as at April 30, 2011.

During the year ended April 30, 2012, we issued 3,178,675 units of private placements and 980,000 common shares for gross proceeds of $513,533, and advanced $80,742 from Minewest.

We are owed $1,025,086 by REGI, includes REGI’s 50% share of recent project costs for the RadMax Engine pursuant to the project cost sharing agreement. REGI currently lacks the liquidity to fund its share of the costs.

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

Fiscal year ended April 30, 2010

During the year ended April 30, 2010, we financed our operations with $567,503 from the following activities:

●	Private placement for net proceeds of $375,786 after share issuance costs of $22,603;

●	$240,395 from investing activities through the sale of our investee’s shares and warrants in the open market and through private sales, which was reduced by $49,421 advanced to REGI, our equity accounted investee.

Our cash position decreased by $743 from $1,107 at April 30, 2009 to $364 at April 30, 2010.

As at April 30, 2010, we had working capital of $215,870 (2009 - $290,087) of which $585,859 is due from REGI (2009-$536,438). This receivable relates mainly to project costs as REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of RadMax® Engine and we will fund 50%. REGI had US$NIL cash and a US$1,587,723 working capital deficiency at April 30, 2010.

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

During the last two fiscal years, we spent $113,554 and $107,700 on research and development in fiscal 2012 and 2011 respectively.

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

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

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

As of April 30, 2012, our Board of Directors consisted of four directors, two of whom are independent (or “outside”) non-executive directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2012.

Name	Position with Registrant	Office Held Since
John G. Robertson	President, Secretary and Director	1982
James Vandeberg *	Chief Financial Officer and Director	2004
Susanne Robertson *	Director	1984
Suzan El-Khatib *	Director	2011

* Indicates member of the Audit Committee.

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

John G. Robertson, Richmond, B.C. Since October 1982, Mr. Robertson has been President and a director of the Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI since July 1992. Mr. Robertson has been the President and a director of IAS Energy, Inc. since its formation in December 1994, n Oregon public company quoted on the OTC Pink Sheets under symbol “IASCA.PK”. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Minewest Silver and Gold Inc. (since 2010). Mr. Robertson is a citizen and resident of Canada.

Susanne M. Robertson, Richmond, B.C. Mrs. Robertson has been a director of our company since 1984 and is also the spouse of John Robertson, our President. She has been active in the management of our company since incorporation. She is also a director of Linux Gold Corp. Minewest Silver and Gold Inc. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd. Mrs. Robertson is a citizen and resident of Canada.

James L. Vandeberg, Sammamish, WA Mr. Vandeberg became a Director of the Company and its Chief Operating Officer in 2004. He was appointed as a director of the Company due to his extended experiences with the security laws, regulatory requirements and operations of public companies. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg’s practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies Carter Hawley Stores, Inc. from 1978 to 1993, and Denny’s Inc. from 1973 to 1978. He is a director of Information-Highway.com, Inc., a Florida corporation traded on the Pink Sheets. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the PinkSheets. Mr. Vandeberg is also a director of REGI. Mr. Vandeberg is currently also vice president, corporate secretary and a director of Legend Oil & Gas Ltd. and a director of American Sierra Gold Corp. and ASAP Expo, Inc., all three companies trading on the OTCBB. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar. Mr. Vandeberg devotes approximately 10% of his time to our operations.

Suzan El-Khatib – Ms. El-Khatib has been a director since April, 2011. Ms. El-Khatib began her career at Bull, Housser Tupper LLP and moved on to a boutique firm before joining Wiebe Douvelos Wittmann LLP. She advises and acts for both individual and corporate clients on a broad variety of matters including corporate governance and commercial litigation. Ms. El-Khatib has experience as a corporate solicitor and as a litigator, appearing at all levels of court. She is a current member of the Law Society of British Columbia, the Canadian Bar Association, and the Trial Lawyers Association of British Columbia. Ms. El-Khatib has been a director of Teryl Resources Corp. and Linux Gold Corp. since April, 2011.

The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints senior management who serves at the discretion of the Board of Directors.

Cease Trade Orders

On December 6, 2011 the BCSC issued a CTO against Teryl Resources Corp. (“Teryl”), a company with related directors and officers, for failure to file its interim unaudited financial statements and related MD&A. The CTO was revoked on December 12, 2012 following the filing of its interim financial statements and related MD&A. Additionally, Teryl received notification from the TSX Venture Exchange (“TSX.V”) that it had suspended trading in Teryl’s shares as a result of the CTO. The TSX.V concluded its reinstatement review to ensure Teryl had satisfactorily complied with its requirements and reinstated Teryl’s shares for trading on January 27, 2012.

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

Other than the disclosed above, to our knowledge, no proposed director is, or has, within the 10 years before the date of this Information Circular, been a director or executive office of any company that, while that person was acting in that capacity:

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

During the financial year ended April 30, 2012, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2012, 2010 and 2009. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)(6)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other Compen- sation ($)(5)	Total compen- sation ($)
John G.	2012	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
Robertson,	2011	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
CEO (1)(2)(3)	2010	Nil	Nil	Nil	Nil	Nil	Nil	32,000	38,000

James	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vandeberg,	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO (4)	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Mr. Robertson is also a director and receives annual compensation of $6,000 in that capacity in 2010.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month for management services. See “Management Contracts”.
(3)	Mr. Vandeberg is also a director but does not receive any compensation in that capacity.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. (“SMR”) to provide services to us. SMR is a private company controlled by Susanne Robertson, a director and the spouse of our President. Our President is also a director and officer of SMR. SMR provides management services for a monthly fee of $2,500. These services consist of general management services. The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2012 and 2011, we paid or accrued to SMR total fees of $30,000.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2012.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	750,000	0.14	October 20, 2015	Nil	562,500	Nil
	100,000	0.40	August 1, 2013	Nil	75,000	Nil
James Vandeberg	50,000	0.40	August 1, 2013	Nil	37,500	Nil

(1) The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on April 30, 2012 was $0.10.

Incentive Plan Awards – value vested or earned during the year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
John Robertson	Nil	Nil	Nil
James Vandeberg	Nil	Nil	Nil

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

Director Compensation

For our most recently completed fiscal year ended April 30, 2012:

(a)	no compensation of any kind was accrued, owing or paid to any of our directors for acting in their capacity as such;

(a)	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for acting in their capacity as such;

(c)	excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to us as consultants or experts, except for research and developments costs of $56,250 (2011 - $75,000) that were paid to a company of which our former director Mr. Robert Grisar is a director and officer; and

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

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Susanne Robertson	250,000	0.21	April 22, 2014	Nil	187,500	Nil

(1) The closing price of our common shares on the TSX.V on April 30, 2012 was $0.10

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2012.

Name (a)	Option-Based Awards – Value Vested During the Year ($) (b)	Share-Based Awards – Value Vested During the Year ($) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($) (d)
Susanne Robertson	Nil	Nil	Nil
Suzan El-Khatib	Nil	Nil	Nil

Indebtedness of Directors and Officers

None of our directors and senior officers, proposed nominees for election or associates of such persons is or has been indebted to us or our subsidiaries, other than routine indebtedness, at any time since the beginning of our the last completed financial year.

C.	BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least three directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee, which members consist of James Vandeberg, Susanne Robertson and Suzan El-Khatib.

The directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

Audit Committee

As of the date of this annual report, the members of our Audit Committee are James Vandeberg, Susanne Robertson and Suzan El-Khatib. Mrs. Robertson and Ms. El-Khatib are independent directors who are not officers or employees of our company or our affiliates. Mr. Vandeberg is our Chief Financial Officer.

The Audit Committee must review our annual financial statements before they are approved by our Board of Directors. Our Board of Directors must review, and if considered appropriate, approve our annual financial statements before presentation to our shareholders.

D.	EMPLOYEES

As of April 30, 2012, we did not have any employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors and officers as at September 12, 2012:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	4,517,635	12.95%
Susanne Robertson (3)	5,567,728	15.96%
James Vandeberg (4)	50,000	—
Suzan El-Khatib	Nil	Nil
(1)	As at September 12, 2012 there were 34,883,793 issued and outstanding common shares. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.
(2)	Includes 2,203,769 common shares held directly by Mr. Robertson. 1,118,530 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, the beneficiary of which is Kelly Robertson, daughter of John G. Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. This amount also includes 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, who is sole director, president and secretary. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by Rainbow Networks. This amount also includes 1, 392,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust. It also includes 850,000 stock options and 650,000 warrants registered in the name of John Robertson.
(3)	Includes 589,975 held directly by Mrs. Robertson. SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,427,753 common shares. This amount also includes 250,000 stock options registered in the name of Mrs. Roberson and 300,000 warrants registered in the name of SMR Investments Ltd.
(4)	Includes 50,000 stock options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At September 12, 2012, we are aware of two shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares	Percentage of Outstanding Common Shares (1)
Susanne Robertson (1)	5,567,728	15.96%
John Robertson (2)	4,517,635	12.95%

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

As of September 11, 2012, our shareholders list showed 34,883,793 common shares outstanding with 522 registered shareholders. The direct and indirect holding by depository institutions and other financial institutions is estimated as 84 holders of record resident in Canada, holding an aggregate of 19,201,836 common shares; and 435 holders of record resident in the United States, holding an aggregate of 1,589,079 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2012, the Company is owed an aggregate of $1,025,086 (2011 - $865,607) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2012, the Company recognized a gain of $nil (2011 – $102,966) relating to the sale of nil (2011 – 458,300) of shares of REGI by the Company and Rand.

Minewest

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated wholly owned subsidiary Minewest for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

●	Cash payment of $25,000 on or before August 15, 2010 (paid);
●	Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. (“Rapitan”), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

●	Cash payment of $10,000 (paid);
●	Issuance of 2,000,000 shares of common stocks of Minewest (issued).

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is distributed for seven Reg Tech shares. As at April 30, 2012 and the date of this report, these shares have not been distributed, which is subject to Minewest being listed on the CNSX, and are recorded as assets held for distribution to shareholders, $471,200.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2012, and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2012 the Company’s investment in Minewest is recorded at $320,082 under equity method (investment of $328,800 less equity loss of $8,718) and held 26.10% ownership in Minewest.

At April 30, 2012, the Company owed an aggregate of $179,414 (2011 - $nil) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

At April 30, 2012, the Company is owed an aggregate of $1,317 (2011 - $8,490) by related parties and owed an aggregate of $137,135 (2010 - $218,878) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2012, rent of $6,871 (2011 - $15,680) incurred with a company having common officers and directors.

During the year ended April 30, 2012, management fees of $30,000 (2011 - $30,000) were incurred to a company having common officers and directors.

During the year ended April 30, 2012, management and directors’ fees of $26,972 (2011 - $31,200) were paid to officers, directors and companies controlled by officers and directors for services rendered.

During the year ended April 30, 2012, research and development costs of $56,250 (2011 - $75,000) were paid to a company having common officers and directors.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page
Consolidated Financial Statements for the years ended April 30, 2012 and 2011	F-1 - F-35

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

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V. In addition, we also trade on the OTCBB under the symbol REGRF.OB. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTCBB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2012
	July 31, 2011	0.19	0.14	0.21	0.16
	October 31, 2011	0.19	0.12	0.19	0.12
	January 31, 2012	0.17	0.07	0.18	0.07
	April 30, 2012	0.18	0.10	0.19	0.09

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2011
	July 31, 2010	0.185	0.13	0.18	0.12
	October 31, 2010	0.19	0.125	0.19	0.11
	January 31, 2011	0.19	0.11	0.19	0.11
	April 30, 2011	0.185	0.14	0.20	0.14
2010
	July 31, 2009	0.27	0.18	0.27	0.12
	October 31, 2009	0.30	0.17	0.24	0.15
	January 31, 2010	0.21	0.15	0.20	0.14
	April 30, 2010	0.26	0.13	0.25	0.13
(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
Month 2012
August	0.12	0.07	0.16	0.11
July	0.16	0.10	0.15	0.10
June	0.17	0.10	0.16	0.15
May	0.17	0.10	0.16	0.10
April	0.12	0.10	0.17	0.13
March	0.18	0.10	0.19	0.10

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class “A” non-voting shares without par value. Of the 50,000,000 common shares without par value, 34,883,793 and 30,725,118 shares were issued and outstanding as of April 30, 2012 and 2011 respectively. There are no Preferred or Class “A” Shares currently outstanding. All the Issuer's outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

During the past two years ended April 30, 2012 and April 30, 2011, we were not subject to or entered into any material contracts.

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

Our financial statements included in this Annual Report for the year ended April 30, 2012 and April 30, 2011 were audited by ACAL Group, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

We own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 2.2% interest in REGI. Reg Tech also own a 9.53% interest in REGI.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2012 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we plan to commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Committees of the Board and Financial Expert

Audit Committee

Our Board of Directors has only one committee, being the Audit Committee. Our Audit Committee assists the Board in fulfilling its responsibilities relating to our corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring our systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of our external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing our annual financial statements prior to approval by the Board and release to the public. Our audit committee is comprised of three directors of the Company - Susanne Robertson, James Vandeberg and Suzan El-Khatib.

Mr. Vandeberg is not “independent” as he is an officer. Mrs. Robertson and Ms. El-Khatib are “independent” in that they are free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with their ability to act in our best interests, other than an interest or relationship arising from ownership of our shares. All of the audit committee members are “financially literate”.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2012 Fiscal Year (CAD$)	2011 Fiscal Year (CAD$)

(a) Audit Fees	20,000	18,000

(b) Audit-Related Fees	0	0

(c) Tax Fees	1,000	1,000

(d) All Other Fees	0	0

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

No disclosure required.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No disclosure required.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended April 30, 2012 and 2011	F-1 – F-35

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The consolidated financial statements, together with the report of ACAL Group, Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Report of Registered Public Accounting Firm dated August 29, 2012 of ACAL Group, Chartered Accountants

Consolidated Balance Sheets as at April 30, 2012, April 30, 2011 and May 1, 2010

Consolidated Statements of Operations and Comprehensive Loss for the years ended April 30, 2012 and April 30, 2011

Consolidated Statements of Cash Flows for the years ended April 30, 2012 and April 30, 2011

Consolidated Statements of Stockholders’ Equity as at April 30, 2010 to April 30, 2012

Notes to the Consolidated Financial Statements as at April 30, 2012 and April 30, 2011

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2012

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

INDEPENDENT AUDITORS’ REPORT

To:        the Shareholders of

Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (the “Company”), which comprise the statements of financial position as at April 30, 2012 and April 30, 2011 and May 1, 2010, and the statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity for the years ended April 30, 2012 and April 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2012 and April 30, 2011 and May 1, 2010, and its financial performance and its cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

August 28, 2012

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 30 April, 2012 $	As at 30 April, 2011 $	As at 1 May, 2010 $
Assets

Current
Cash	650	88,684	364
HST/GST and interest receivable	15,464	14,926	9,882
Prepaid expenses	38,618	81,052	1,416
Due from related parties (Note 8)	1,317	8,490	28,455
Advances to REGI US (Note 8)	1,025,086	865,607	585,859
Assets held for distribution to shareholders (Note 8)	471,200	-	-
	1,552,335	1,058,759	625,976

Investment in Minewest (8)	320,082	-	-
Equipment (Note 7)	-	2,169	3,346
Mineral Property (Note 8)	-	232,953	-

	1,872,417	1,293,881	629,322
Liabilities

Current
Bank indebtedness	-	-	494
Accounts payable	105,860	71,612	28,861
Accrued liabilities	25,500	34,300	29,000
Due to related parties (Note 8)	137,135	218,878	146,741
Due to Minewest (Note 8)	179,414	-	-
Income taxes payable	-	-	10,317
Share subscription payable	-	-	58,877
Convertible debt (Note 11)	19,938	19,987	-
Financial instrument liability (Note 10)	9,315	35,917	135,816
	477,162	380,694	410,106

Shareholders’ equity
Share Capital (Note 6)	12,746,997	12,372,889	12,082,039
Subscription received	-	289,200	-
Warrants (Note 6)	137,661	237,714	245,518
Contributed Surplus	10,505,459	9,441,987	9,270,884
Equity component of convertible debt (Note 13)	305	758	-
Deficit	(22,015,992)	(21,677,375)	(21,379,225)
	1,374,430	665,173	219,216

Non-controlling interest	20,825	248,014	-

	1,872,417	1,293,881	629,322

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 15)

On behalf of the Board:

“John Robertson”	Director	“James L. Vandeberg”	Director
John Robertson		James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Income

(Expressed in Canadian Dollars)

	For the year ended April 30, 2012 $	For the year ended April 30, 2011 $

Expenses
Amortization	1,459	2,128
Shareholder communication	57,123	41,106
Consulting fees	15,919	32,209
Foreign exchange loss (gain)	51,191	(27,048)
Interest expense	1,856	3,786
Management and directors’ fees (Note 8)	75,072	61,200
Mineral property maintenance costs	-	(7,254)
Office expenses	29,557	27,286
Professional fees (Note 8)	73,316	99,670
Research and development	113,554	107,700
Rent and utilities (Note 8)	6,871	15,680
Stock-based compensation (Note 6)	-	89,776
Transfer agent and filing fees	34,804	15,101
Travel and promotion	3,446	7,605
Wages and benefits	19,891	26,750

Loss before other items and income taxes	(484,059)	(495,695)

Other income (expense)
Gain on sale of investee’s shares (Note 10)	-	102,966
Net gain on expiration and modification of financial instrument liability	20,923	126,404
Interest income	-	-
Gain on investment in Minewest	80,295	-
Loss in equity investment	(8,718)	-
Unrealized gain (loss) on financial instrument liability	5,679	5,872

Loss before income taxes	(385,880)	(260,453)

Income tax recovery (expense) – current (Note 12)	-	10,317

Net and comprehensive loss	(385,880)	(250,136)

Net and comprehensive income (loss) attributable to:
Shareholders of the Company	(338,617)	(298,150)
Non-controlling interest	(47,263)	48,014

	(385,880)	(250,136)

Loss per share – basic and diluted	(0.01)	(0.01)

Weighted average number of common shares outstanding – basic and diluted	32,787,710	29,000,177

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30, 2012	For the year ended April 30, 2011
	$	$

Cash flows used in operating activities
Net loss	(385,880)	(250,136)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	1,459	2,128
Gain on sale of investee’s shares	-	(102,966)
Imputed interest	255	745
Net gain on expiration and modification of financial instrument liability	(20,923)	(126,404)
Stock-based compensation	-	89,776
Unrealized (gain) loss on financial instrument liability	(5,679)	(5,872)
Loss in equity investment	8,718	-
Gain on investment in Minewest	(80,295)	-
Changes in non-cash working capital items:
Bank indebtedness	-	(494)
HST/GST and interest receivable	(2,755)	(5,044)
Prepaid expenses	42,434	(79,636)
Due from related parties	7,173	19,965
Accounts payable and accrued liabilities	36,519	48,051
Due to related parties	(80,922)	72,137
Income taxes payable	-	(10,317)

	(479,896)	(348,067)

Cash flows provided by investing activities
Advances to equity accounted investee	(159,479)	(279,748)
Proceeds on sale of investee’s shares and warrants	-	76,466
Mineral property costs	-	(32,953)
Purchase of equipment	-	(951)
Deconsolidation of Minewest	(36,671)	-

	(196,150)	(237,186)

Cash flows provided by financing activities
Advance from equity accounted investee	80,742	-
Proceeds on convertible debt	-	50,000
Repayment on convertible debt	-	(30,000)
Proceeds from share subscriptions	-	289,200
Proceeds from share issuances	513,533	376,336
Share issuance cost	(6,263)	(11,963)
	588,012	673,573

Increase (decrease) in cash	(88,034)	88,320
Cash, beginning	88,684	364
Cash, ending	650	88,684

Supplemental Disclosures
Interest paid	1,600	2,844
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

							Non-		Total
	Common	Common	Subscription	Contributed		Convertible	controlling		Shareholders’
	Shares	Shares	Received	Surplus	Warrants	Debt	Interest	Deficit	Equity
	#	$	$	$	$	$	$	$	$

Balance – April 30, 2010	28,369,856	12,082,039	–	9,270,884	245,518	–	–	(21,379,225)	219,216
Warrants exercise	460,929	108,610	–		(16,424)	–	–	–	92,186
Shares issued for cash	1,894,333	182,240	–		89,947	–	–	–	272,187
Warrants expiration	–	–	–	150,807	(150,807)	–	–	–	-
Warrants extension	–	–	–		69,480	–	–	–	69,480
Option vested	–	–	–	20,296	–	–	–	–	20,296
Subscription received	–	–	289,200	–	–	–	–	–	289,200
Equity component of convertible debt	–	–	–	–	–	758	–	–	758
Non-controlling interest	–	–	–	–	–	–	200,000	–	200,000
Net loss	–	–	–	–	–	–	48,014	(298,150)	(250,136)
Balance – April 30, 2011 (Restated Note 14)	30,725,118	12,372,889	289,200	9,441,987	237,714	758	248,014	(21,677,375)	913,187
Warrants expiration	–	–	–	237,714	(237,714)	–	–	–	–
Shares issued for cash	4,158,675	374,108	(4,500)	–	137,661	–	–	–	507,269
Deconsolidation of Minewest	–	–	(284,700)	825,000	–	–	(179,926)	–	360,374
Equity component of convertible debt	–	–	–	758	–	(453)	–	–	305
Net loss	–	–	–	–	–	–	(47,263)	(338,617)	(385,880)
Balance – April 30, 2012	34,883,793	12,746,997	–	10,505,459	137,661	305	20,825	(22,015,992)	1,395,255

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2012 owns 3.38 million shares of REGI U.S, Inc. (“REGI”) (a U.S. public company) representing a 11.74% interest in REGI. REGI owns the U.S, marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

On July 6, 2010, Reg Tech incorporated a wholly owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) under the laws of British Columbia. Pursuant to a Plan of Arrangement with Minewest, Reg Tech signed an asset transfer agreement (the “Transfer Agreement”) on August 5, 2010 with Minewest to transfer Reg Tech’s undivided 45% interest in mineral claims in the Liard Mining Division, located in northern British Columbia (the “Silverknife Claims”) to Minewest for consideration of cash payment of $25,000 and issuance of 8,000,000 common shares of the Company.

Effective November 17, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared Minewest shares as dividend for Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest shares is distributed for seven Reg Tech shares. As a result of the dividend declaration, the Company expects to retain approximately 3,287,737 shares of Minewest.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $22,015,992 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these consolidated financial statements represent the Company’s initial presentation of its annual operating results and year-end financial position under IFRS, they were prepared in accordance with IFRS 1 (First time Adoption of IFRS). The first date at which IFRS was applied was May 1, 2010. The policies set out below were consistently applied to all the periods presented unless otherwise noted below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from IFRS. In preparing these consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Note 14 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income along with line-by-line reconciliations of the statement of financial position as at April 30, 2011 and May 1, 2010, and the statement of operations and comprehensive income for the year ended April 30, 2011. Subject to the transition elections, the Company has consistently applied the same accounting policies in the opening IFRS statement of financial position at May 1, 2010 and throughout the periods presented, as if these policies had always been in effect.

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 28, 2012.

3.	Significant Accounting Policies

Basis of preparation

These consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Basis of consolidation and presentation

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) until November 18, 2011 when the Company lost control (Note 1) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.19% (2011 – 2.2%) interest in REGI. The Company also owns a 9.54% (2011 – 9.55%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled and consequently the investment in REGI has been accounted for as investment in associates.

Starting from November 18, 2011, the accounts of Minewest ceased to be consolidated as a result of Reg Tech’s loss of control in Minewest and consequently were accounted for as investment in associates.

All significant inter-company balances and transactions have been eliminated upon consolidation.

Investment in associates

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company’s share of earnings, losses and dividends during the current year.

Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

Comparative numbers

The 2011 and 2010 comparative numbers have been reclassified, where applicable, in order to conform with the presentation used in the current year.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Share - based compensation

The Company’s share option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized at fair value. Financial assets are classified at initial recognition as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The Company does not use any hedging instruments. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - inputs that are not based on observable market data.

At April 30, 2012, all of the financial instruments measured at fair value are included in Level 1 except financial instrument liability and convertible debts, which are in Level 3.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification. Financial assets at fair value through profit or loss includes financial assets held-for-trading which represent assets that are acquired for the purpose of selling or repurchasing in the near term. These financial assets are initially recorded in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement at fair value, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Any amortization of the effective interest rate method and any impairment is recognized in the statement of comprehensive loss.

Held-to-maturity investments represent assets to be held until a specific time period and are initially measured at fair value, including transaction costs. After initial measurement at fair value, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Any amortization of the effective interest rate method and any impairment is recognized in the statement of comprehensive loss.

Available-for-sale financial assets are investments in equity instruments that are measured at fair value with gains and losses, net of applicable taxes, included in other comprehensive income until the asset is removed from the statement of financial position. Once this occurs, the resultant gains or losses are recognized in comprehensive loss. Any permanent impairment of available-for-sale financial assets is also included in the statement of comprehensive loss.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Financial instruments (Cont’d)

Financial liabilities are initially recorded at fair value and are designated as fair value through profit or loss or other financial liabilities. Derivative financial liabilities are classified as fair value through profit or loss and are initially recorded in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the statement of comprehensive loss. Non-derivative financial liabilities are recorded at amortized cost using the effective interest rate method. Any amortization of the effective interest rate method is recognized in the statement of comprehensive loss.

Financial assets, others than those at fair value through profit and loss are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. The amount of impairment loss is recognized in the statement of comprehensive loss. Any subsequent reversals of impairment is also recognized in the statement of comprehensive income (loss), except for those related to available-for-sale financial assets.

Mineral property or exploration and evaluation

The Company follows the practice of capitalizing all costs relating to the acquisition of, exploration and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income the costs recovered on mineral properties when the amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”. After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

Mineral property or exploration and evaluation (Cont’d)

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Asset retirement and environmental obligations

The fair value of a liability for an asset retirement or environmental obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement or environmental obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement or environmental cost is charged to operations using a systematic and rational method and the resulting liability is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As of April 30, 2012 and 2011, the Company does not have any asset retirement or environmental obligations.

Impairment of assets

The carrying amount of the Company’s assets (which includes the exploration and evaluation asset) are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations

New accounting standards issued but not yet effective - Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective May 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective May 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on May 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

4.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

4.	Significant accounting judgments and estimates (Cont’d)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Depreciation for equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of comprehensive loss.

Economic recoverability and probability of future economic benefits of mineral properties

Management has determined that mineral property costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

5.	Financial Instruments and Risk Management

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2012	Cash	Due to Related Party	Advances to Equity Accounted Investee	Accounts Payable
	$7	$112	$604,869	$36,064

At April 30, 2012 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $57,948.

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt other than the convertible debt of $20,000. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

6.	Common Stock

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2012, Rand owns 217,422 (2011 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

Private placements

On April 24, 2011, the Company completed a private placement, whereby 1,894,333 units at $0.15 per unit were issued for proceeds of $284,150. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.07 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.69%, expected volatility of 144%, an expected life of 1 year and no expected dividends. Finders’ fees of $8,500 and other related costs of $3,463 were paid in connection with the private placement, which are included in share issuance costs.

On June 9, 2011, the Company completed a private placement, whereby 2,043,300 units at $0.15 per unit were issued for gross proceeds of $306,495. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.20 per share for one year. The fair value of the warrants included in the units was estimated to be $0.05 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.53%, expected volatility of 144%, an expected life of 1 year and no expected dividends.

On March 20, 2012, the Company completed a private placement, whereby 2,115,375 units at $0.10 per unit were issued for gross proceeds of $211,538. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.15 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.12%, expected volatility of 176%, an expected life of 1 year and no expected dividends.

Finders’ fees of $800 and other related costs of $5,463 were paid in connection with the private placements, which are included in share issuance costs.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

6.	Common Stock (Cont’d)

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

During the year ended April 30, 2012, the Company recorded stock-based compensation of $nil (2011 - $20,296) as a general and administrative expense.

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

As at April 30, 2012, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

6.	Common Stock (Cont’d)

Stock Options(Cont’d)

The following is a summary of options activities during the years ended April 30, 2012 and 2011:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2010	1,575,000	0.30
Expired	(750,000)	0.30
Granted	750,000	0.14
Outstanding at April 30, 2011	1,575,000	0.30
Forfeited, unexercised	(100,000)	0.40

Weighted average fair value of options outstanding at April 30, 2012	1,475,000	0.21

The following options were outstanding at April 30, 2012:

Expiry Date	Exercise price	Number of options	Remaining contractual life
	$		(years)

August 1, 2013	0.40	300,000	1.26
April 22, 2014	0.21	375,000	1.98
April 19, 2015	0.21	50,000	2.97
October 21, 2015	0.14	750,000	3.48

Options Outstanding		1,475,000

Options Exercisable		368,750

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

6.	Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2012 and 2011:

	Number of warrants	Weighted average exercise price
		$
Outstanding at April 30, 2010	3,971,097	0.33
Expired	(1,315,168)	0.60
Exercised	(460,929)	0.20
Issued	1,894,333	0.20
Outstanding at April 30, 2011	4,089,333	0.20
Expired, unexercised	(4,089,333)	0.20
Issued	3,178,675	0.17
Outstanding at April 30, 2012	3,178,675	0.17

The following warrants were outstanding at April 30, 2012:

Expiry Date	Exercise price	Number of warrants
	$
June 9, 2012	0.20	1,063,300
March 20, 2013	0.15	2,115,375
Warrants Outstanding		3,178,675

7.	Equipment

	Cost	Accumulated Amortization	2012 Net
Computer hardware	$8,323	$8,323	$-
Office furniture and equipment	8,849	8,849	-
Total	$17,172	$17,172	$-

	Cost	Accumulated Amortization	2011 Net	2010 Net
Computer hardware	$8,323	$7,187	$1,136	$543
Office furniture and equipment	8,849	7,816	1,033	2,803
Total	$17,172	$15,003	$2,169	$3,346

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

8.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2012, the Company is owed an aggregate of $1,025,086 (2011 - $865,607) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

During the year ended April 30, 2012, the Company recognized a gain of $nil (2011 – $102,966) relating to the sale of nil (2011 – 458,300) of shares of REGI by the Company and Rand.

Minewest

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated wholly owned subsidiary Minewest for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

-	Cash payment of $25,000 on or before August 15, 2010 (paid);
-	Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. (“Rapitan”), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

-	Cash payment of $10,000 (paid);
-	Issuance of 2,000,000 shares of common stocks of Minewest (issued).

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is distributed for seven Reg Tech shares. As at April 30, 2012 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders, $471,200. The distribution is subject to Minewest being listed on the CNSX.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2012, and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2012 the Company’s investment in Minewest is recorded at $320,082 under equity method (investment of $328,800 less equity loss of $8,718) and held 26.10% ownership in Minewest.

At April 30, 2012, the Company owed an aggregate of $179,414 (2011 - $nil) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

8.	Equity Accounted Investees and Related Party Transactions (Cont’d)

At April 30, 2012, the Company is owed an aggregate of $1,317 (2011 - $8,490) by related parties and owed an aggregate of $137,135 (2010 - $218,878) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2012, rent of $6,871 (2011 - $15,680) incurred with a company having common officers and directors.

During the year ended April 30, 2012, management fees of $30,000 (2011 - $30,000) were incurred to a company having common officers and directors.

During the year ended April 30, 2012, management and directors’ fees of $26,972 (2011 - $31,200) were paid to officers, directors and companies controlled by officers and directors for services rendered.

During the year ended April 30, 2012, research and development costs of $56,250 (2011 - $75,000) were paid to a company having common officers and directors.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

9.	Commitments

a)	In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)	A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual installments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)	Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)	A 1% net profit royalty will be payable to a former director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology, with the remaining 50% funded by REGI.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

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

As at April 30, 2012 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
March 27, 2008 (Rand)	80,000	US$ 1.50	March 27, 2013
May 6, 2008 (Rand)	40,000	US$ 1.50	May 6, 2013

The fair value of the warrants as follows:

Expiry date	Fair value at April 30, 2012	Fair value at April 30, 2011
March 27, 2013 (Rand)	$6,121	$9,874
May 6, 2013 (Rand)	3,194	5,120
October 5, 2011 (Reg Tech)	-	20,923
Total	$9,315	$35,917

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2012	30 April 2011
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	242% - 251%	208%
Risk-free interest rate	1.27%	1.67%
Expected life of warrants (years)	0.91 – 1.02	1.91 – 2.02

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

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

On October 6, 2010, Reg Tech sold 295,300 units $0.25 per unit consisting one common share of REGI and one share purchase warrant entitling the holder to purchase one additional share of REGI at $0.30 per share for one year, which expired on October 5, 2011.

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

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature. The fair value of equity component was estimated to be a difference between the fair value of the debt and the face value of the instrument. The debt and equity components of the convertible loans were then measured using the residual value method and were initially recorded at $49,242 and $758 respectively.

On February 18, 2011 principal amount of $30,000 was repaid to the debt holder, with loss on early payment of $170 recorded as financing cost.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

11.	Convertible Debenture (Cont’d)

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature. The fair value of equity component was estimated to be the fair value of the debt and the face value of the instrument. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $19,695and $305 respectively.

As at April 30, 2012, interest of $243 has been amortized with the renewed debt component carried at amortized cost of $19,938. As at April 30, 2012, interest of $1,600 has been paid to the lender for the renewed debt.

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2012 $	For the year ended April 30, 2011 $
Net loss before income taxes	(385,800)	(260,453)
Combined federal and provincial income tax rate	26.00%	27.80%
Expected income tax recovery	(100,329)	(72,406)

Increase (decrease) due to:
Non-deductible expenses	210,420	35,147
Change in long-term Canadian tax rate and other	3,018	5,008
Change in valuation allowance	(111,631)	76,185
Non-taxable portion of gain	(1,478)	(54,251)
Income tax expense (recovery)	-	(10,317)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

12.	Income Taxes (Cont’d)

The components of deferred income tax assets are as follows:

	2012 $	2011 $
Non-capital losses	811,782	767,506
Intangible assets and other	39,893	147,056
Equipment	1,182	49,924
	852,857	964,486
Valuation allowance	(852,857)	(964,486)
Net deferred income tax assets	-	-

The Company has non-capital losses of approximately $3,247,131 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	398,861
3,247,131

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2012.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

(a)        Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to May 1, 2010.

(b)        Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(c)        Business Combination and non-controlling interests

The Company elected IFRS 1 that allows the application of the requirements of IFRS 3 and IAS 27 prospectively from the transaction date.

(d)        Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for that date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While the first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of operations and comprehensive income (loss), for the year ended April 30, 2011 have been reconciled to IFRS, with the resulting differences explained. In addition, the consolidated statements of financial position as at May 1, 2010 have been reconciled with the resulting differences explained.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS (Cont’d)

(e)        Non-controlling Interest

Under GAAP the Company records non-controlling interest when the entity under the Company’s control incur net income; under IFRS the Company records non-controlling interest when the entity under the Company’s control incur net income or loss.

(f)        Equity component of convertible debt

GAAP allows the proportional or relative value method in calculating the values of the equity and debt components of a convertible. IFRS requires the residual method, whereby the fair value of the liability is calculated first and then the fair value of equity is the residual face value of the instrument after deduction of the value of the liability component.

The Company elected IFRS 1 exemption for not to retrospectively separate the liability and equity components of compound instruments for.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS (Cont’d)

The May 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	May 1, 2010
	Canadian GAAP	IFRS Adjustments	IFRS
Assets

Current
Cash	364	-	364
GST and interest receivable	9,882	-	9,882
Prepaid expenses	1,416	-	1,416
Due from related parties	28,455	-	28,455
Advances to equity accounted investee	585,859	-	585,859
	625,976	-	625,976
Equipment	3,346	-	3,346

	629,322	-	629,322
Liabilities

Current
Bank indebtedness	494	-	494
Accounts payable and accrued liabilities	57,861	-	57,861
Due to related parties	146,741	-	146,741
Income taxes payable	10,317	-	10,317
Share subscription payable	58,877	-	58,877
Financial instrument liability	135,816	-	135,816
	410,106	-	410,106

Shareholders’ equity
Share Capital	12,082,039	-	12,082,039
Warrants	245,518	-	245,518
Contributed Surplus	9,270,884	-	9,270,884
Deficit	(21,379,225)	-	(21,379,225)
		-
	219,216	-	219,216

	629,322	-	629,322

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS (Cont’d)

The Canadian GAAP statement of financial position at April 30, 2011 has been reconciled to IFRS as follows:

	April 30, 2011
	Canadian GAAP	IFRS Adjustments	IFRS
Assets

Current
Cash	88,684		88,684
GST and interest receivable	14,926		14,926
Prepaid expenses	81,052		81,052
Due from related parties	8,490		8,490
Advances to REGI US	865,607		865,607
Assets held for distribution to shareholders	-		-
	1,058,759		1,058,759

Investment in Minewest	-		-
Equipment	2,169		2,169
Mineral Property	232,953		232,953

	1,293,881	-	1,293,881
Liabilities

Current
Accounts payable and accrued liabilities	105,912		105,912
Due to related parties	218,878		218,878
Convertible debt (14 (f))	19,368	619	19,987
Financial instrument liability	35,917		35,917
	380,075	619	380,694

Shareholders’ equity
Share Capital	12,372,889		12,372,889
Subscription received	289,200		289,200
Warrants	237,714		237,714
Contributed Surplus	9,441,987		9,441,987
Equity component of convertible debt	8,485	(7,727)	758
Deficit (14 (e) (f))	(21,625,225)	(52,150)	(21,677,375)
	725,050	(59,877)	665,173

Non-controlling interest (14(e))	188,756	59,258	248,014

	1,293,881	-	1,293,881

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS (Cont’d)

The Canadian GAAP income statement and statement of comprehensive income for year ended April 30, 2011 have been reconciled to IFRS as follows:

	GAAP $	IFRS Adjustments $	IFRS $

Expenses
Amortization	2,128		2,128
Shareholder communication	41,106		41,106
Consulting fees	32,209		32,209
Foreign exchange loss (gain)	(27,048)		(27,048)
Interest expense (14 (f))	10,894	(7,108)	3,786
Management and directors’ fees	61,200		61,200
Mineral property maintenance costs	(7,254)		(7,254)
Office expenses	27,286		27,286
Professional fees	99,670		99,670
Research and development	107,700		107,700
Rent and utilities	15,680		15,680
Stock-based compensation	89,776		89,776
Transfer agent and filing fees	15,101		15,101
Travel and promotion	7,605		7,605
Wages and benefits	26,750		26,750

Loss before other items and income taxes	(502,803)	7,108	(495,695)

Other income (expense)
Gain on sale of investee’s shares	102,966		102,966
Net gain on expiration and modification of financial instrument liability	126,404		126,404
Interest income	-		-
Gain (Loss) on investment in Minewest	-		-
Unrealized gain (loss) on financial instrument liability	5,872		5,872

Loss before income taxes (14(f))	(267,561)	7,108	(260,453)

Income tax recovery (expense) – current	10,317		10,317

Net and comprehensive loss	(257,244)	7,108	(250,136)

Net and comprehensive income (loss) attributable to:

Non-controlling interest (14(e))	(11,244)	59,258	48,014
Shareholders of the Company	(246,000)	(52,150)	(298,150)
	(257,244)	7,108	(250,136)

Loss per share – basic and diluted	(0.01)		(0.01)

Weighted average number of common shares outstanding – basic and diluted	29,000,177		29,000,177

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

14.	Transition to IFRS (Cont’d)

The Canadian GAAP income statement and statement of comprehensive income for the year ended April 30, 2011 have been reconciled to IFRS as follows:

		IFRS
	GAAP	Adjustments	IFRS
	$	$	$

Cash flows used in operating activities
Net loss	(257,244)	7,108	(250,136)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	2,128		2,128
Gain on sale of investee’s shares	(102,966)		(102,966)
Imputed interest	7,853	(7,108)	745
Net gain on expiration and modification of financial instrument liability	(126,404)		(126,404)
Stock-based compensation	89,776		89,776
Unrealized (gain) loss on financial instrument liability	(5,872)		(5,872)

Changes in non-cash working capital items:
Bank indebtedness	(494)		(494)
GST and interest receivable	(5,044)		(5,044)
Prepaid expenses	(79,636)		(79,636)
Due from related parties	19,965		19,965
Accounts payable and accrued liabilities	48,051		48,051
Due to related parties	72,137		72,137
Income taxes payable	(10,317)		(10,317)

	(348,067)	-	(348,067)

Cash flows provided by investing activities
(Advances to) repayments from equity accounted investee	(279,748)		(279,748)
Proceeds on sale of investee’s shares and warrants	76,466		76,466
Mineral property costs	(32,953)		(32,953)
Purchase of equipment	(951)		(951)

	(237,186)	-	(237,186)

Cash flows provided by financing activities
Proceeds on convertible debt	50,000		50,000
Repayment on convertible debt	(30,000)		(30,000)
Proceeds from share subscriptions	289,200		289,200
Proceeds from share issuances, net of issuance costs	364,373		364,373
	673,573	-	673,573

Increase (decrease) in cash	88,320		88,320
Cash, beginning	364		364
Cash, ending	88,684	-	88,684

Supplemental Disclosures
Interest paid	2,844		2,844
Income taxes paid	-		-

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2012 and 2011

15.	Subsequent Events

Convertible Debenture

On June 1, 2012, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2013. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

Warrants extended

On June 9, 2012, 1,063,300 warrants of the Company exercisable at $0.20 per share into the Company’s common stock were extended to June 9, 2013.

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

REG TECHNOLOGIES INC.

Dated:	September 12, 2012	By:	/s/ John G. Robertson
John G. Robertson
(President)

53