Form 20-F
period 2013-04-30
REG TECHNOLOGIES INC
filed 2013-08-29
CIK 925541

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2013

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

Title of Each Class	Outstanding at April 30, 2013
Common Shares, no par value	36,198,793

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

[  ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[X] International Financial Reporting Standards as issued	[ ] Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. [  ] Item 18. [  ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

TABLE OF CONTENTS

PART I

2

PART II

PART III

BUSINESS OF REG TECHNOLOGIES INC.

Reg Technologies Inc. (“Reg Tech” or “the Company”) is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rad Max® rotary technology (the “Technology” or the “Rand Cam Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $696,758 in the year ended April 30, 2013 (2012 -$385,880; 2011 -$250,136 (transitioned from Canadian GAAP to IFRS)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Can adian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2013 and 2012, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the year ended April 30, 2013 and April 30, 2012 have been audited by  A Chan & Company LLP, Chartered Accountants. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2013, US$1.00 was  equal to approximately C $1.0072. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the  past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) for 2009 and 2010, and IFRS for 2011, 2012 and 2013.

Fiscal Years Ended April 30

	2013	2012	2011	2010	2009
Accounting Standards	IFRS	IFRS	IFRS	GAAP	GAAP
Net Revenues	-	-	-	-	-
Loss from continuing operations	(696,758)	(385,880)	(250,136)	(454,902)	(785,625)
Net loss	(696,758)	(385,880)	(250,136)	(454,902)	(456,090)
Loss from continuing operations per share	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)
Current assets	1,494,233	1,552,335	1,058,759	625,976	567,868
Total assets	1,783,618	1,872,417	1,293,881	629,322	574,765
Working Capital	854,987	1,075,173	678,065	215,870	290,087
Capital stock (excluding redeemable preferred stock)	12,820,362	12,746,997	12,372,889	12,082,039	11,800,964
Weighted average number of shares	35,063,163	32,787,710	29,000,177	26,123,280	24,849,721

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

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars. Such rates a re the number of Canadian dollars per one (1) U.S. Dollar.

	2013 $	2012 $	2011 $	2010 $	2009 $
Average for Period	1.0036	0.9961	1.0124	1.0721	1.1444

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	July 2013	June 2013	May 2013	April 2013	March 2013	February 2013
	$	$	$	$	$	$
High for Period	1.0578	1.0532	1.0371	1.0270	1.0314	1.0286
Low for Period	1.0259	1.0117	1.0023	1.0072	1.0155	0.9959

On April 30, 2013, the exchange rate was CAD$1.0147 for US$1.00. As of August 27, 2013, the exchange rate was CAD$1.0512 for US$1.00.

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

We have reported losses in each year since its inception. At April 30, 2013, we had an accumulated deficit of $22,723,825. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

We have no assurance at this time that a commercially feasible design will ever be perfected, or if it is, that it will become profitable. Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The Rand Cam Engine which we are developing must be technologically superior or at least equal to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or potential licensees will be able to achieve and maintain end user acceptance of our engine.

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

Our profitability and survival will depend upon our ability to develop a technically and commercially feasible product which will be accepted by end users. The Rand Cam Engine which we are developing must be technologically superior or at least equal to other engines which our competitors offer and must have a competitive price/performance ratio to adequately penetrate our potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance. If we are not able to achieve this condition or if we do not remain technologically competitive, we may be unprofitable and our investors could lose their entire investment. There can be no assurance that we or our potential licensees will be able to achieve and maintain end user acceptance of our engine.

Our officers lack of experience to manufacture or market our products.

Assuming we are successful in developing the Rand Cam Engine, we presently have no proven ability either to manufacture or market the engine. There is no assurance that we will be able to profitably manufacture and market engines.

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, and Mr. Vandeberg are directors and/or officers of both REGI U.S., Inc. and IAS Energy, Inc., each a public company. Additionally, Mr. Robertson is a director and officer of Linux Gold Corp. and Teryl Resources Corp., each a public natural resource exploration company that shares office space and administrative staff with our company. Mr. Robertson is a director and officer of SMR Investments Ltd., which holds approximately 12% of our common shares. Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to our company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

Our future success may be dependent on the success of our products and services. The success of our business depends on a variety of factors, including:

●	the quality and reliability of our products and services;
●	our ability to develop new products and services superior to that of our competitors;
●	our ability to establish licensing relationships and other strategic alliances;
●	our pricing policies and the pricing policies of our competitors;
●	our ability to introduce new products and services before our competitors;
●	our ability to successfully advertise our products and services; and
●	general economic trends

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

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and unlimited Class “A” non-voting shares without par value. 36,198,793 common shares were issued and outstanding as of April 30, 2013 and August 28, 2013. There are no Preferred or Class “A” shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9, Canada. Our telephone number is 604-278-5996 and our fax number is 604-278-3409.

We were initially involved in the mineral development and oil and gas business. The mineral development business produced no revenues from operations and the oil and gas business produced only limited revenues.

On May 23, 1986, we entered an agreement which was amended October 20, 1986 (“Initial Agreement”) among ourselves, Rand Cam-Engine Corp. (a private company owned by James L. McCann, the inventor of the Rand Cam Engine, and James L. McCann). Under the Initial Agreement, we acquired a 40% interest in a company to be formed, by paying $50,000 and agreeing to expend $200,000 on research and development pertaining to the Rand Cam Engine, which utilizes a new type of design for a rotary internal combustion engine.

The new company was formed and incorporated in British Columbia in November 1989, as Rand Energy Group Inc. (“Rand Energy”), which would hold all the rights, agreements and patents to the Rand Cam Engine. We acquired 1,200,000 of the issued and outstanding shares of Rand Energy Group Inc. while Rand Cam-Engine Corp. acquired 1,800,000 of the issued and outstanding shares.

The Initial Agreement was superseded by an Energy Group Acquisition Agreement dated March 28, 1990 and a Share Purchase Agreement dated March 28, 1990, whereby James L. McCann and Rand Cam- Engine Corp. agreed to transfer all rights, title and interest in and to the Rand Cam Engine to Rand Energy for 1,800,000 common shares of Rand Energy in consideration for certain covenants and warranties along with the $250,000 expended in accordance with the Initial Agreement. We were allotted 1,200,000 common shares of Rand Energy.

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

Pursuant to an agreement with Brian Cherry (“Cherry Agreement”) dated July 30, 1992 , Rand Group was assigned all right, title and interest in the Rand Cam Engine for all countries excluding the United States of America. Also under the Cherry Agreement, REGI U.S., Inc. was assigned from Brian Cherry all right, title and interest in and to the Rand Cam Engine for the United States. Pursuant to a letter of understanding among our company, REGI U.S., Inc. and Rand Group (collectively called the “Grantors”) and West Virginia University Research Corporation (“WVURC”), the Grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology. A 1% net profit royalty will be payable to Brian Cherry on all U.S. based sales.

REGI U.S., INC.

REGI U.S., Inc. (“REGI”) was, until April 30, 2008, controlled by Rand Group. REGI was formerly controlled our company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,378,183 shares of REGI, with a carrying value of US$Nil as of April 30, 2013. We can sell, through a registered broker, up to 319,693 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period. During the year ended April 30, 2011, Rand Energy sold 163,000 REGI share for US$57,050, and Reg Tech sold 295,300 REGI shares for US$73,825. During the years ended April 30, 2012 and 2013 we did not sell any REGI shares.

At April 30, 2013, the market value of the REGI shares owned by us and Rand Energy was US$1,317,491.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2013, a total of 31,675,965 shares of common stock of REGI were issued and outstanding, of which 633,483 are owned by Rand Energy and 2,744,700 shares are owned by Reg Tech.

Together with REGI, we are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy (our Canadian subsidiary 51% owned by us) which holds approximately a 1.98% interest in REGI. REGI owns the U.S. marketing and intellectual rights. Rand Group and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

As at April 30, 2013, REGI owes us $1,011,748 (2012 - $1,025,086) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Group.

Minewest Gold and Silver Inc.

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

Effective November 17, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared Minewest shares as dividend for Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest shares is to be distributed for seven Reg Tech shares of holders with a minimum of 100 shares and cash payment to be made to shareholders with fewer than 100 shares. The share distribution and cash payments are subject to Minewest being listed on the CNSX. As a result of the dividend declaration, the Company expects to retain approximately 3,287,737 shares of Minewest.

Our stock trades on the OTC BB under the symbol REGRF.OB and on the TSX.V as RRE.V.

B. BUSINESS OVERVIEW

Nature of Our Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine used in the design of lightweight and high efficiency engines, compressors and pumps. We hold the worldwide intellectual and marketing rights to the Rand Cam Engine, exclusive of the United States, which are held by REGI. REGI owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of the Rand Cam Engine and we will fund 50%.

Based upon testing work performed by independent organizations on prototype models, we believe that the Rand Cam Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the Rand Cam Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the Rand Cam Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the Rand Cam Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the Rand Cam Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

Products and Projects

The RadMax™ Rotary Technology

The worldwide marketing and intellectual rights to the Technology, other than in the US, are held by us and REGI owns the US marketing and intellectual rights. We own 3,378,183 shares representing a 10.57% interest of REGI at the date of this report. We have a project cost sharing agreement with REGI, whereby we each fund 50% of the costs of developing the Technology.

Based upon testing work performed by independent organizations on prototype models, we believe that the Rand Cam Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the Rand Cam Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications. The mechanism can be scaled to match virtually any size requirement.

To date, several prototypes of the Rand Cam Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology, regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology, even if it does prove to be commercially feasible.

Based on the market potential, we believe the Rand Cam Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines.

The Rand Cam Engine must be technologically superior to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance.

Rand Cam Engine

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

On March 12, 2012 we announced that our Radmax engine parts arrived at Williams and White Machine Inc. facilities that succeeded Path Technologies in Painesville, Ohio for manufacturing and assembling our prototype design.

Williams and White is a world class manufacturing organization comprising of three independent business units, Equipment, Machining, and Automation. Williams and White equipment manufactures specialized grinding equipment used in the cutting tool and machining industry and access to only the most advanced tooling in the world. The Automation division is specialized in development of Mechatronic solutions for custom project applications. Their website is www.williamsandwhite.com.

As a result of the development, Paul Porter, our Chief Engineer, is managing the final fabrication, assembling and testing of the prototype.

On July 11, 2012 we announced the following progress report:

●	The existing prototype design was being modified to run on diesel, and both compressed and liquid natural gas. The diesel would be tested initially, followed by natural gas. These modifications would not delay the testing of the diesel prototype.
●	Schedule for the manufacturing and assembly of the prototype: all components needed were completed; the remainder was in process and nearing completion. And
●	Work on an assembly procedure for the diesel prototype engine was under final review.

The decision to test and run on natural gas, as well as diesel, was made due to the fact that Canada and the U.S. have an abundance of natural gas, which is environmentally friendly and less expensive than gasoline products now available in today’s automobiles and trucks.

On September 17, 2012 we announced that all the RadMax™ parts were fabricated and assembly facilities were being prepared for testing. The final fabrication of the RadMax parts was an important Milestone. Significant time was spent on implementing the important design changes after a two year review by a large aerospace company’s group of engineers and Belcan Corporation.

On November 29, 2012 we announced that the assembly for the demonstration 375 Horsepower Rotary RadMax engine had commenced. The plans were to assemble the RadMax engine and commence a test plan which included the following:

●	Verify Weight and Dimensions of Each Component
●	Trial Assembly
●	Final Assembly
●	Trial Fitment of Engine Accessories Prior to Fuel Testing
●	Test Stand Preparation
●	Engine Installation on Test Stand
●	Cold Performance Motoring Tests – No fuel
●	Increased RPM Performance Motoring Test
●	Increase RPM (No fuel)
●	Dry Turn One-Minute Endurance Test (No fuel)
●	Dry Turn Multiple-Minutes Endurance Test (No fuel) Second Test Plan using Fuel
●	Hot Performance Starting Tests, with fuel
●	Hot Performance One-Minute Test, with fuel
●	Hot Performance Multiple-Minute Test, with fuel
●	Post Engine Test, Teardown and Inspection
●	Performance Measurement (one-hour run in)
●	Endurance Measurement (three-hour run in)
●	Develop Horsepower vs. Torque Curves
●	24X7 Test

The initial tests were with diesel fuel and the second tests were with natural gas as a fuel for a generator application.

On January 22, 2013 we announced that the 375 hp diesel RadMax™ engine was ready for assembly the week of the 28th of January 2013. The fit checks were completed and all the parts had been reworked or corrected for assembly. The future tests would be to measure the first set of friction data and a baseline compression test without seals, and next with the seals. Future tests would be utilizing diesel and natural gas as the fuel.

On February 6, 2013 we announced that the assembly on one side of the RadMax engine was completed and initial tests had commenced. Friction testing had been initiated with positive results. The initial dry friction tests indicated the engine should have friction loads equal to or better than a standard diesel engine. After the completion of the friction and compression tests the entire engine would be assembled and tested with diesel followed by compressed natural gas.

The original plan for the tests was to complete the assembly on the right side first. Then, after friction and compression tests the entire engine would be assembled for additional testing with diesel and natural gas. Mr. Paul Porter reported the following:

●	All parts were complete.
●	Most Subassemblies were complete.
●	The rotor and drive shaft were successfully assembled.
●	Two slots and oil coolers were corrected.
●	A single side of the engine was assembled with two vanes and actuators placed in adjacent slots.
●	Dry friction numbers were obtained for the installed vanes and actuators.
●	Dry friction of the rotor, shaft and cam alone was virtually zero. The force of gravity alone would rotate the assembly to where the oil coolers were installed.
●	Dry friction was measured with two actuators installed with vanes, but no seals.

The vanes were placed in adjacent slots with the oil coolers minus the seals and the linear bearing installed. The following was observed:

1.	Static friction was measured at 72 ft-lbs @ 1 rpm.
2.	Alignment of the stator to cam was critical to the value of the friction measured. The vanes and actuators would bind and friction would rise when the alignment was out. Therefore the above numbers were preliminary because the alignment was done visually and it was expected the friction would drop additionally when full and proper alignment was achieved.
3.	There was zero lubrication of the bearings, oil cooler and vanes.
4.	Evidence of rubbing of the vane against the oil coolers was observed at disassembly.

The above friction numbers would indicate the engine should have friction loads as good as or better than a standard diesel engine. Future Plans were:

●	Williams and White to make the required changes to the rotor.
●	During the week of February 11th, 2013 the engine would be assembled with seals in place.
●	Prepare the engine to measure friction numbers with the seals installed.

On April 2, 2013 we announced that successful tests were completed for the RadMax engine. Mr. Paul Porter reported the following:

●	The engine was assembled with half of the vanes and cam followers installed.
●	One set of vanes were positioned to allow the installation of all seals and form a single combustion chamber.
●	A hydrostatic pressure test was performed first at 400 psi, then 800 psi, and 1,000 psi.
●	Main bearing function test was performed.
●	Engine binding and alignment tests were performed.
●	Additional friction data was obtained.
●	A single combustion chamber was tested to verify pressure containment. A new standard diesel engine would show about 400 psi on a standard compression test. The combustion chamber was pressurized to 400 psi with very little pressure bleed off. The chamber pressure was increased to double the required psi, 800 psi and again little pressure bleed off was observed. The chamber pressure as again increased to 1,000 psi and was observed for 5minutes and the pressure drop was less than 100 psi. This indicated that the engine would be able to combust diesel, natural gas, regular gasoline, methanol and other currently used fuels.

The friction with the current arrangement was measured at about 200 ft. lbs. Binding of the components was drastically reduced with the new main bearing spacers in place. The engine was able to be rotated by hand with minimal binding. The cam follower system functioned as designed. It was observed that the force required to rotate the engine increased as the combustion chamber approached TDC. This would indicate that pressure was being built by the engine. It was also observed that the friction of the engine reduced with successive revolutions. This would indicate that the minimal lubrication was helping to “wear in” the tight components and reduce the overall friction.

The original design included static style vane seals in order to establish, cost effectively, that the sealing approach on combustion chamber was correct. In order to move forward with this prototype, a number of seal configurations must be tested to find the optimal design that would seal the chamber with the least friction. Therefore a small seal test fixture would be designed and various types of seals would be tested.

The wheel used to follow the cam on the stator were free floating on the spindle and spacers would be designed and tested to improve tracking of the wheels and reduce the chance of binding or pinching.

The above steps would allow further testing of the engine, which would include pre ignition friction and compression tests, low, medium and high speed rotation tests followed by combustion tests. During the combustion testing net horsepower, efficiency and emissions data for various rpms and power settings could be captured.

The Compression tests confirmed that combustion for the diesel fuel would be attainable and the sealing was sufficient to retain the compression.

On April 11, 2013 we announced that the Company had been selected to appear on 21st Century Business, an award winning international television series. “As a potential leader in their industry, REGI US was a natural fit for our show,” stated JL Haber, Vice President of Programming for 21st Century Business.

On April 15, 2013 we announced that Mr. Paul Porter were to attend the Unmanned Aircraft Systems West Symposium (“UAS”) in Washington DC on May 8-9, 2013. Mr. Porter was a speaker and a presenter at the symposium for the RadMax™ technology. The UAS was focusing on future developments of the UAS, which was estimated for global spending of $71 billion over the next 10 years.

This comprehensive conference brought together key officials and representatives from both the government and the industry that would examine the recent developments most critical capability gaps and likely future direction for unmanned aircraft systems.

It was an excellent opportunity for the Company to attract interested end users in the military and aerospace sector, to find out information on our light weight and fuel efficient RadMax rotary engine.

On June 7, 2013 we announced the RadMax engineering report as of May 2013, as follows:

Prototype Support

●	New Vane Seal Design:

The vane sealing requirements were prepared for Trelleborg. Contact was made and requirements were forwarded to Trelleborg. After initial discussions, the requirements were forwarded to the aerospace design group. They were flying two engineers to Spokane to meet and discuss possible solutions.

●	Test Fixture Design:

The design for a simple test fixture to test different seal and vane configurations was nearing completion. The design should be ready for quotation in early to mid-June. The purpose of the test fixture was to allow testing of the seals and be able to determine where leaks were occurring and why. Testing inside the prototype only allowed one to see the leakage rate, not where and why it was leaking. All seals would be visible in the test fixture and that would simplify fine tuning the seal design. The fixture would be able to test the seal at any level of extension and configuration.

Plans:

The seal test fixture was being designed. Upon completion, a number of seal types would be evaluated to determine what type of dynamic seals would perform best during combustion testing.

When dynamic seal testing was complete further testing of the engine would commence.

According to Mr. Porter, the engine was close to the final phase before we capture the net horsepower, efficiency and emission data.

On July 18, 2013 Mr. Paul Porter reported that the seal Trelleborg working on the RadMax™ demonstration model looked excellent and would require little, if any, modification to the prototype. The new seal design would be thicker for increased wear life. The drawings for the test fixture had been completed by Mr. Porter for testing the emissions, fuel consumption, friction and wear & tear using diesel and natural gas as fuels.

Testing would commence upon completion of the manufacturing of the test fixture and seal for the RadMax™ demonstration model.

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

The Company then focused all of its technical resources on validating the seals for a compressor application, leading towards the technology incorporation in the Rand Cam Engine.

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

Except for the Wankel rotary engine built by Mazda of Japan, no competitor, that we are aware of, presently produces in a commercial quantity any rotary engine similar to the engines we are developing. The Wankel rotary engine is similar only in that it is a rotary engine rather than a reciprocating piston engine. Without substantially greater financial resources than is currently available to us, however, it is very possible that it may not be able to adequately compete in the engine business. One competitor, Rotary Power International, is presently producing the first production SCORE rotary (Wankel type) engines. Our Rand Cam Engine is more fuel efficient, smaller, quieter, costs less to produce and will have fewer exhaust emissions.

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

Significant competition exists from engine manufacturers and engineering firms specializing in the development of internal combustion engines technology for the automotive, marine, motorcycle and small engine industry. Such competition also exists in the pump and compressor markets which may utilize the Rand Cam technology in their products. Many of these companies have substantially greater resources for research, development and manufacturing than us. It is possible that our competitors may succeed in developing technologies and products that are more effective or commercially acceptable. We believe, based on the testing of the Rand Cam Engine that the engine is a superior overall engine package to the reciprocating piston engine. This assessment is made on the basis of the Rand Cam Engine’s potential for reduced engine weight and packaging volume, improved performance, and possibly lower manufacturing costs.

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

Marketing Strategy

We intend to pursue the development of the Rand Cam Engine by entering into licensing and/or joint venture arrangements with other larger companies, which have the financial resources to maximize the potential of the technology. We have no current plans to become actively involved in either manufacturing or marketing any engine or other product which it may ultimately develop to the point of becoming a commercial product.

Our current objective is to complete and test the Rand Cam Engine. Based on the successful testing, the prototypes will be used for presentation purposes to potential license and joint venture partners.

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

Patents and Licenses

Patents

Patent 2,496,157 for the RadMax™ design was granted on June 25, 2013. The term of the patent is for twenty years from the date of the application on February 8, 2005. The title of the patent is Vane-Type Rotary Apparatus with Split Vanes. U.S. patent 5,429,084 was granted on July 4, 1995, to James McCann, Brian Cherry, Patrick Badgley and four other individuals for various improvements incorporated in the RC/DC Engine, This patent has been assigned to us. The patent to the original Rand Cam engine, U.S. Patent 4,401,070, was issued on August 30, 1983 to James McCann and the marketing rights are held by Rand Energy.

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

Royalty Payments

We are required to pay Rand Group semi-annually a royalty of 5% of any net profits to be derived by us from revenues received as a result of our license of the Rand Cam Engine. We are required to pay Brian Cherry a royalty of 1% semi-annually on any net profits derived by us from revenue received as a result of our licensing the Rand Cam Engine.

Other provisions of the April 1993 Agreement call for is (a) to pay to Rand Group a continuing royalty of 5% of the net profits derived from the Technology by us and (b) to pay to Brian Cherry a continuing royalty of 1% of the net profits derived by us from the Technology.

Pursuant to the letter of understanding dated December 13, 1993, among us, Rand Group, REGI and WVURC, WVURC will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology relating to the Rand Cam Engine and the RC/DC Engine.

Material Effects of Government Regulation

Our engine products will be subject to various exhaust emissions standards depending upon the application and the country in which it is produced and/or sold. As each product becomes ready for sale, it will be necessary to have the engine certified according to the standards in effort at that time.

C. ORGANIZATIONAL STRUCTURE

As of the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.98% interest in REGI. We also own an 8.59% interest in REGI.

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

Source of Funds for Fiscal 2012 and 2013

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

Use of Funds for Fiscal 2014

We anticipate that our cash requirements for the fiscal year ending April 30, 2014 will remain consistent with those for the fiscal year ended April 30, 2013.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2012 and 2013.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone losses to date totaling $22,723,825 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. We had cash balance of $307. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2013 compared to fiscal year ended April 30, 2012 (under IFRS)

For the year ended April 30, 2013, we had a net and comprehensive loss of $696,758 or $0.02 per share, as compared to a net and comprehensive loss of $385,880 or $0.01 per share for the year ended April 30, 2012.

We have generated no revenue from our operations. We have incurred a loss of $696,758 in the year ended April 30, 2013 (2012 - $385,880).

●	During 2012 and 2013 we had a convertible loan of $20,000 and recorded interest expense of $1,856 in 2012 and $1,959 in 2013 on the same loan.
●	Shareholder communication expenses decreased from $57,123 in 2012 to $33,914 in 2013, as in 2013 we incurred costs on preparing and disseminating information related to our spin off of Silverknife property and our subsidiary Minewest;
●	Consulting fees increased from $15,919 in 2012 to $18,050 in 2013, as we engaged services on market solutions during 2013;
●	Office expenses decreased from $29,559 to $25,360 from 2012 to 2013; office rent decreased from $6,871 in 2012 to $5,483 in 2013; Professional fees decreased from $73,316 in 2012 to $69,228 in 2013, travel and promotion decreased from 3,446 in 2012 to $1,025 in 2013, wages and benefits decreased from $19,891 in 2012 to $12,074 in 2013, all due to our continuing effort to streamline our operations and share costs with our associated companies;
●	Transfer agent and filing fees slightly decreased $34,804 in 2012 to $33,887 in 2013;
●	Research and development expenses increased from $113,554 in 2012 to $121,081 in 2013, as we entered into a different phase of developing our Rand Engine technologies;
●	In 2013 we had stock based compensation for options granted of $48,700; in 2012 we did not grant options or had any options vest;
●	Management and director fees decreased from $75,072 in 2012 to $46,751 in 2013, as in 2012 we consolidated such fees provided for our subsidiary Minewest until November 18, 2011 when we ceased to have control of Minewest.

We recorded a net gain of $20,923 in 2012 and $9,315 in 2013 on expiration and modification of warrants issued for purchase of our REGI shares, due to the fact that most of the warrants issued in 2010 expired in 2011.

Unrealized gain on our warrants for issued for our REGI shares were recorded at $5,679 in 2012 and $nil in 2013. The calculations were using Black Scholes model which is dependent on our stock performances and the market condition.

In 2012 we recorded loss of $8,718 for equity pick up of our investment in Minewest for the period from November 18, 2011 to April 30 2012, and gain on our investment in Minewest of $80,295 which resulted from loss of Minewest from its inception to Nov 17, 2011 when we ceased to have control of Minewest. In 2013 we recorded loss of $30,697 in equity investment.

Fiscal year ended April 30, 2012 compared to fiscal year ended April 30, 2011

For the year ended April 30, 2012, we had a net and comprehensive loss of $385,880 or $0.01 per share, as compared to a net and comprehensive loss of $250,136 or $0.01 per share for the year ended April 30, 2011.

We have generated no revenue from our operations. We have incurred a loss of $385,880 in the year ended April 30, 2012 (2011 - $260,453).

Significant changes from 2011 to 2012 are as follows:

●	In 2011 we had a convertible debenture of principal amount of $50,000 which was reduced to $20,000 after payment on principal amount of $30,000. Interest expense of $3,786 was recorded on the loan during 2010; throughout 2012 we had a convertible loan of $20,000 with the same terms and recorded interest expense of $1,856;
●	We increased shareholder communication expenses from $41,106 in 2011 to $57,123 due to our costs in 2012 on preparing and disseminating information related to our spin off of Silverknife property and Our subsidiary Minewest;
●	From 2011 to 2012 office expenses increased from $27,286 to $29,559 largely due to additional website maintenance costs;

●	Consulting fees decreased from $32,309 in 2011 to $15,919 in 2012, because we stopped consolidation of Minewest accounts after November 17, 2011;
●	Office rent decreased from $15,680 in 2011 to $6,871 in 2012; Professional fees decreased from $99,670 in 2011 to $73,316 in 2012, travel and promotion decreased from 7,605 in 2011 to $3,446 in 2012, all due to our continuing effort to streamline our operations and share costs with our associated companies;
●	Transfer agent and filing fees increased $15,101 in 2011 to $34,804 in 2012 due to our increased disclosure and transfer agent services for the spin-off of our subsidiary Minewest;
●	We had net mineral property maintenance recovery of $7,254 in 2011, but did not have mineral exploration costs or recover in 2012;
●	Research and development expenses increased from $107,700 in 2011 to $113,554, as we are starting our last phase of developing our Rand Engine technologies;
●	Wages and benefits decreased from $26,750 in 2011 to $19,891 due to our severance payments in 2011 when we downgraded our operations;
●	In 2011 we had stock based compensation for options granted of $20,296; in 2012 we did not grant options or had any options vest;
●	Management and director fees increased from $61,200 in 2011 to $75,072 in 2012, largely as a result of increased services provided for our subsidiary Minewest that were consolidated in our financial statements prior to November 18, 2011.

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

In 2012 we recorded loss of $8,718 for equity pick up of our investment in Minewest for the period from November 18, 2011 to April 30 2012, and gain on our investment in Minewest of $80,295 which resulted from loss of Minewest from its inception to Nov 17, 2011. These were absent in 2011.

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

Other significant changes from fiscal 2010 to fiscal 2011 are as follows:

●	In 2011 we had a convertible debenture of principal amount of $50,000. Interest expense of $10,894 was recorded on the loan during the period, while we did not have such debt or related interest expense in 2010;

●	We decreased shareholder communication expenses from $82,026 in 2010 to $41,106 in 2011 due to our continued utilization of efficient channels for shareholder communication during the weak world economy;

●	From 2010 to 2011 office expenses decreased from $33,719 to $27,286, professional fees decreased from $105,851 to $99,670, and travel and promotion decreased from $15,211 to 7,605, all due to our continuing effort to streamline our operations and share costs with our associated companies;

●	Transfer agent and filing fees decreased from $26,925 in 2011 to $15,101 in 2010 due to our lowered equity financing activities in 2011;

●	We had net mineral property maintenance costs of $7,254 in 2011 instead of costs of $8,060 in 2010 due to reimbursement by Teryl Resources Inc. for their portion of the property maintenance costs;

●	Wages and benefits increased slightly from $22,541 in 2010 to $26,750 in 2011 due to our severance pay while we streamline our office operations;

●	Management and director fees increased from $54,700 in 2010 to $61,200 in 2011 and consulting fees increased from $16,542 in 2010 to $32,209, as a result of services provided for our new subsidiary Minewest incorporated in 2011.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2013

As of April 30, 2013 we had a cash position of $307, compared to $650 as at the year ended April 30, 2012, representing a decrease of $343. As at April 30, 2013, we had a working capital of $854,987, compared to a working capital of $1,075,173 as at April 30, 2012.

During the year ended April 30, 2013, we issued 1,315,000 units of private placements for gross proceeds of $131,500.

We are owed $1,011,748 by REGI, includes REGI’s 50% share of recent project costs for the RadMax Engine pursuant to the project cost sharing agreement. REGI currently lacks the liquidity to fund its share of the costs.

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

We estimate that we will require approximately $250,000 to fund our general and administrative expenses for the next twelve months. We will also require approximately $250,000 to fund our share of the costs for the Rand Cam Engine, being the master design integrator, prototype fabrication and labour expense. We do not currently have sufficient working capital to carry out our current operations. In order to continue, we will need to raise funds by way of an equity financing. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The basic research and development work on the Rand Cam Engine is being coordinated and funded by our company and REGI as to 50% each.

We plan to contract with outside individuals, institutions and companies to perform most of the additional research and development work which we may require to benefit from our rights to the Rand Cam Engine.

During the last two fiscal years, we spent $121,081 and $113,554 on research and development in fiscal 2013 and 2012 respectively.

D. TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2013.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of April 30, 2013, our Board of Directors consisted of four directors, two of whom are independent (or “outside”) non-executive directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2013.

Name	Position with Registrant	Office Held Since
John G. Robertson	President, Secretary and Director	1982
James Vandeberg *	Chief Financial Officer and Director	2004
Susanne Robertson *	Director	1984
Suzan El-Khatib *	Director	2011
James Foley	Director	2013

* Indicates member of the Audit Committee.

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

John G. Robertson, B.C. Since October 1982, Mr. Robertson has been President and a director of the Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI since July 1992. Mr. Robertson has been the President and a director of IAS Energy, Inc. since its formation in December 1994, n Oregon public company quoted on the OTC Pink Sheets under symbol “IASCA.PK”. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Minewest Silver and Gold Inc. (since 2010).

Susanne M. Robertson, B.C. Mrs. Robertson has been a director of our company since 1984 and is also the spouse of John Robertson, our President. She has been active in the management of our company since incorporation. She is also a director of Linux Gold Corp. Minewest Silver and Gold Inc. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd.

James L. Vandeberg, W.A. Mr. Vandeberg became a Director of the Company and its Chief Operating Officer in 2004. He was appointed as a director of the Company due to his extended experiences with the security laws, regulatory requirements and operations of public companies. Mr. Vandeberg is an attorney in Seattle, Washington. Mr. Vandeberg’s practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies Carter Hawley Stores, Inc. from 1978 to 1993, and Denny’s Inc. from 1973 to 1978. He is a director of Information-Highway.com, Inc., a Florida corporation traded on the Pink Sheets. He is also a director of IAS Energy, Inc. an Oregon corporation traded on the PinkSheets. Mr. Vandeberg is also a director of REGI. Mr. Vandeberg is currently also vice president, corporate secretary and a director of Legend Oil & Gas Ltd. and a director of American Sierra Gold Corp. and ASAP Expo, Inc., all three companies trading on the OTCBB. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar. Mr. Vandeberg devotes approximately 10% of his time to our operations.

Suzan El-Khatib, B.C. Ms. El-Khatib has been a director since April, 2011. Ms. El-Khatib began her career at Bull, Housser Tupper LLP and moved on to a boutique firm before joining Wiebe Douvelos Wittmann LLP. She advises and acts for both individual and corporate clients on a broad variety of matters including corporate governance and commercial litigation. Ms. El-Khatib has experience as a corporate solicitor and as a litigator, appearing at all levels of court. She is a current member of the Law Society of British Columbia, the Canadian Bar Association, and the Trial Lawyers Association of British Columbia. Ms. El-Khatib has been a director of Teryl Resources Corp. and Linux Gold Corp. since April, 2011.

James Foley, C.A. Mr. Foley was appointed a director in February, 2013 due to his successful business experiences especially in the field of new technologies. Mr. Foley has served as a director of REGI since February, 2013, and has a bachelor’s degree in business from University of Maryland and is a self-employed businessman in Los Angeles, California.

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

B. COMPENSATION

During the financial year ended April 30, 2013, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2013, 2012 and 2011. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity incentive
					plan compensation
					($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share-based Awards ($)	Option-Based Awards ($) (6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen -sation ($)	Total compensation ($)
John G.	2013	Nil	Nil	22,376	Nil	Nil	Nil	30,000	52,376
Robertson,	2012	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
CEO (1)(2)(3)	2011	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
James	2013	Nil	Nil	1,316	Nil	Nil	Nil	Nil	1,316
Vandeberg,	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO (4)(5)	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Robertson is also a director and receives annual compensation of $12,000 in that capacity in 2013.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which accrues $2,500 per month for management services. See “Management Contracts”.
(3)	Mr. Robertson’s option-based awards granted during 2013 consisted of 850,000 stock options granted on April 11, 2013 at an exercise price of $0.11.
(4)	Mr. Vandeberg is also a director but does not receive any compensation in that capacity.
(5)	Mr. Vandeberg’s option-based awards granted during 2013 consisted of 50,000 stock options granted on April 11, 2013 at an exercise price of $0.11.
(6)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. (“SMR”) to provide services to us. SMR is a private company controlled by Susanne Robertson, a director and the spouse of our President. Our President is also a director and officer of SMR. SMR provides management services for a monthly fee of $2,500. These services consist of general management services. The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2013 and 2012, we accrued management fees of $30,000.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2013.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	850,000 750,000 100,000	0.11 0.14 0.40	April 11, 2018 October 20, 2015 August 1, 2013	17,000 Nil Nil	637,500 562,500 75,000	12,750 Nil Nil
James Vandeberg	50,000 50,000	0.11 0.40	April 11, 2018 August 1, 2013	1,000 Nil	37,500 37,500	750 Nil

(1)	The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on April 30, 2013 was $0.13.

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

Director Compensation

For our most recently completed fiscal year ended April 30, 2013:

(a)	no compensation of any kind was accrued, owing or paid to any of our directors for acting in their capacity as such;

(b)	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for acting in their capacity as such;

(c)	excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to us as consultants or experts;

(d)	excluding our NEOs, no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the directors that were outstanding at the end of the most recently completed financial year ended April 30, 2013.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Susanne Robertson	250,000 250,000	0.11 0.21	April 11, 2018 April 22, 2014	5,000 Nil	187,500 187,500	3,750 Nil
Suzan El-Khatib	50,000	0.11	April 11, 2018	1,000	37,500	750
James Foley	50,000	0.11	April 11, 2018	1,000	37,500	750

(1)	The closing price of our common shares on the TSX.V on April 30, 2013 was $0.13

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2013.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Susanne Robertson	6,581	Nil	Nil
Suzan El-Khatib	1,316	Nil	Nil
James Foley	1,316	Nil	Nil

(1)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

D. EMPLOYEES

As of April 30, 2013, we did not have any employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors and officers as at August 28, 2013:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	7,463,404	19.49%
Susanne Robertson (3)	5,487,678	14.33%
James Vandeberg (4)	100,000	--
Suzan El-Khatib(4)	50,000	--
James Foley (4)	50,000	--

(1)	As at August 28, 2013 there were 36,198,793 issued and outstanding common shares. The calculation includes the warrants and options registered in the name of John Robertson and Susanne Robertson, see below. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.
(2)	Includes 2,195,769 common shares held directly by Mr. Robertson. 1,118,530 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust. This amount also includes 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson. This amount also includes 1,392,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust. It also includes 1,600,000 stock options and 650,000 warrants registered in the name of John Robertson.
(3)	Includes 639,975 held directly by Mrs. Robertson. SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,347,703 common shares. This amount also includes 500,000 stock options registered in the name of Mrs. Roberson.
(4)	Less than one percent of the issued and outstanding on August 28, 2013

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At August 28, 2013, we are aware of two shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares*	Percentage of Outstanding Common Shares *
Susanne Robertson	7,463,404	19.49%
John Robertson	5,487,678	14.33%

*	See detailed ownership of directors and officers above.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Share Ownership.

As of August 27, 2013, we had 36,198,793 common shares outstanding with 520 registered shareholders.

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

At April 30, 2013, the Company is owed an aggregate of $1,011,748 (2012 - $1,025,086) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is distributed for seven Reg Tech shares subject to Minewest being listed on the CNSX. As at April 30, 2013 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders of $471,200.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2013, and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2013 the Company’s investment in Minewest is recorded at $289,385 under equity method (investment of $328,800 less equity loss of $39,415) and held 26.10% ownership in Minewest.

At April 30, 2013, the Company owed an aggregate of $160,518 (2012 - $179,414) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

At April 30, 2013, the Company is owed an aggregate of $nil (2012 - $1,317) by related parties and owed an aggregate of $258,664 (2012 - $137,135) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2013, rent of $5,483 (2012 - $6,871) incurred with a company having common officers and directors.

During the year ended April 30, 2013, management fees of $30,000 (2012 - $30,000) were accrued to a company having common officers and directors.

During the year ended April 30, 2012, management and directors’ fees of $4,751 (2012 - $6,672) were paid to officers, directors and companies controlled by officers and directors for services rendered.

During the year ended April 30, 2013, research and development costs of $Nil (2012 - $56,250) were paid to a private company controlled by a former director of the Company.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page
Consolidated Financial Statements for the years ended April 30, 2013 and 2012	F-1 - F-30

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not plan to pay cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V. In addition, we also trade on the OTCBB under the symbol REGRF.OB. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2013	July 31, 2012	0.17	0.10	0.16	0.10
	October 31, 2012	0.13	0.07	0.16	0.07
	January 31, 2013	0.18	0.08	0.19	0.09
	April 30, 2013	0.15	0.10	0.16	0.11

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2012	July 31, 2011	0.19	0.14	0.21	0.16
	October 31, 2011	0.19	0.12	0.19	0.12
	January 31, 2012	0.17	0.07	0.18	0.07
	April 30, 2012	0.18	0.10	0.19	0.09
2011	July 31, 2010	0.185	0.13	0.18	0.12
	October 31, 2010	0.19	0.125	0.19	0.11
	January 31, 2011	0.19	0.11	0.19	0.11
	April 30, 2011	0.185	0.14	0.20	0.14

(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
Month 2013
July	0.15	0.07	0.13	0.08
June	0.15	0.06	0.14	0.06
May	0.15	0.12	0.15	0.12
April	0.15	0.10	0.16	0.11
March	0.14	0.10	0.14	0.12
February	0.15	0.11	0.16	0.11

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of 65,000,000 shares consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class “A” non-voting shares without par value. Of the 50,000,000 common shares without par value, 36,198,793 and 34,883,793 shares were issued and outstanding as of April 30, 2013 and 2012 respectively. There are no Preferred or Class “A” Shares currently outstanding. All the Issuer’s outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the past two years ended April 30, 2013 and April 30, 2012, we were not subject to or entered into any material contracts.

D. EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant’s shares. Any such remittances, however, are subject to withholding tax. See Item 7, “Taxation”.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Our financial statements included in this Annual Report for the year ended April 30, 2013 and April 30, 2012 were audited by A Chan & Company LLP, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

We file annual reports and furnish other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at (http://www.sec.gov). We also file information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Our website is www.regtech.com.

I. SUBSIDIARY INFORMATION

As of the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.98% interest in REGI. Reg Tech also owns an 8.95% interest in REGI.

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2013 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Committees of the Board and Financial Expert

Audit Committee

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”. Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Moreover, the audit committee is comprised of seasoned business professionals.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2013 Fiscal Year (CAD$)	2012 Fiscal Year (CAD$)

(a) Audit Fees	17,000	20,000

(b) Audit-Related Fees	0	0

(c) Tax Fees	1,000	1,000

(d) All Other Fees	0	0

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2013 and 2012	F-1 – F-30

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The consolidated financial statements, together with the report of A Chan & Company LLP, Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2013

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2013 and April 30, 2012, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended April 30, 2013 and April 30, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2013 and April 30, 2012, and its financial performance and its cash flows for the years ended April 30, 2013 and April 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“A Chan & Company LLP”
Chartered Accountants
Vancouver, British Columbia
August 28, 2013

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	As at 30 April 2013 $	As at 30 April 2012 $
Assets

Current
Cash	307	650
HST/GST and interest receivable	9,562	15,464
Prepaid expenses	1,416	38,618
Due from related parties (Note 8)	-	1,317
Advances to REGI US (Note 8)	1,011,748	1,025,086
Assets held for distribution to shareholders (Note 8)	471,200	471,200
	1,494,233	1,552,335
Investment in Minewest (8)	289,385	320,082

	1,783,618	1,872,417
Liabilities

Current
Bank indebtedness	4,968	-
Accounts payable	169,496	105,860
Accrued liabilities	25,600	25,500
Due to related parties (Note 8)	258,664	137,135
Due to Minewest (Note 8)	160,518	179,414
Convertible debt (Note 11)	20,000	19,938
Financial instrument liability (Note 10)	-	9,315
	639,246	477,162

Shareholders’ equity
Share Capital (Note 6)	12,820,362	12,746,997
Warrants (Note 6)	461,471	137,661
Contributed Surplus	10,554,464	10,505,459
Equity component of convertible debt (Note 13)	-	305
Deficit	(22,723,825)	(22,015,992)
	1,112,472	1,374,430

Non-controlling interest	31,900	20,825

	1,783,618	1,872,417

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 15)

On behalf of the Board:

“John Robertson”	Director	“James L. Vandeberg”	Director
John Robertson		James L. Vandeberg

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended April 30, 2013 $	For the year ended April 30, 2012 $

Expenses
Amortization	-	1,459
Shareholder communication	33,914	57,123
Consulting fees	18,050	15,919
Foreign exchange loss (gain)	(11,991)	51,191
Interest expense	1,959	1,856
Management and directors’ fees (Note 8)	46,751	75,072
Office expenses	25,360	29,557
Professional fees (Note 8)	69,228	73,316
Research and development	121,081	113,554
Rent and utilities (Note 8)	5,483	6,871
Financing cost (Note 6)	269,855	-
Stock-based compensation (Note 6)	48,700	-
Transfer agent and filing fees	33,887	34,804
Travel and promotion	1,025	3,446
Wages and benefits	12,074	19,891

Loss before other income (expense)	(675,376)	(484,059)

Other income (expense)
Net gain (loss) on expiration and modification of financial instrument liability	9,315	20,923
Interest income	-	-
Gain (loss) on investment in Minewest	-	80,295
Loss in equity investment	(30,697)	(8,718)
Unrealized gain (loss) on financial instrument liability	-	5,679

Net and comprehensive loss	(696,758)	(385,880)

Net and comprehensive income (loss) attributable to:
Shareholders of the Company	(707,833)	(338,617)
Non-controlling interest	11,075	(47,263)

	(696,758)	(385,880)

Loss per share – basic and diluted	(0.02)	(0.01)

Weighted average number of common shares outstanding – basic and diluted	35,063,163	32,787,710

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended April 30 2013	For the year ended April 30 2012
	$	$

Cash flows used in operating activities
Net loss	(696,758)	(385,880)
Adjustments to reconcile loss to net cash used by operating activities:
Amortization	-	1,459
Imputed interest	62	255
Net gain on expiration and modification of financial instrument liability	(9,315)	(20,923)
Financing cost	269,855	-
Stock-based compensation	48,700	-
Unrealized gain on financial instrument liability	-	(5,679)
Loss in equity investment	30,697	8,718
(Gain) loss on investment in Minewest	-	(80,295)
Changes in non-cash working capital items:
Bank indebtedness	4,968	-
HST/GST and interest receivable	5,902	(2,755)
Prepaid expenses	37,202	42,434
Due from related parties	1,317	7,173
Accounts payable and accrued liabilities	63,735	36,519
Due to related parties	121,531	(80,922)

	(122,104)	(479,896)

Cash flows provided by investing activities
Advances to equity accounted investee	(18,897)	(159,479)
Deconsolidation of Minewest	-	(36,671)

	(18,897)	(196,150)

Cash flows provided by financing activities
Advance from equity accounted investee	13,338	80,742
Proceeds from share issuances	131,500	513,533
Share issuance cost	(4,180)	(6,263)
	140,658	588,012

Increase (decrease) in cash	(343)	(88,034)
Cash, beginning	650	88,684
Cash, ending	307	650

Supplemental Disclosures
Interest paid	1,600	1,600
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

								Total	Non-
	Common	Common	Subscription	Contributed		Convertible		Shareholders’	Controlling
	Shares	Shares	Received	Surplus	Warrants	Debt	Deficit	Equity	interest
	#	$	$	$	$	$	$	$	$

Balance – April 30, 2011	30,725,118	12,372,889	289,200	9,441,987	237,714	758	(21,677,375)	665,173	248,014
Warrants expiration	–	–	–	237,714	(237,714)	–	–	–	–
Shares issued for cash	4,158,675	374,108	(4,500)	–	137,661	–	–	507,269	–
Deconsolidation of Minewest	–	–	(284,700)	825,000	–	–	–	540,300	(179,926)
Equity component of convertible debt	–	–	–	758	–	(453)	–	305	–
Net loss	–	–	–	–	–	–	(338,617)	(338,617)	(47,263)
Balance – April 30, 2012	34,883,793	12,746,997	–	10,505,459	137,661	305	(22,015,992)	1,374,430	20,825

Warrants extension	–	–	–	–	269,855	–	–	269,855	–
Share issued	1,315,000	77,545	–	–	53,955	–	–	131,500	–
Share issuance cost	–	(4,180)	–	–	–	–	–	(4,180)	–
Stock-based compensation	–	–	–	48,700	–	–	–	48,700	–
Equity component of convertible debt	–	–	–	305	–	(305)	–	–	–
Net loss	–	–	–	–	–	–	(707,833)	(707,833)	11,075
Balance – April 30, 2013	36,198,793	12,820,362	–	10,554,464	461,471	–	(22,723,825)	1,112,472	31,900

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2013 owns a 10.66% interest in REGI REGI U.S, Inc. (“REGI”) (a U.S. public company). REGI owns the U.S, marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

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

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $22,723,825 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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
For the Years Ended April 30, 2013 and 2012

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 28, 2013.

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

Basis of consolidation and presentation

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) until November 18, 2011 when the Company lost control (Note 1) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 2.00% (2012 – 2.19%) interest in REGI. The Company also owns an 8.66% (2012 – 9.54%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled and consequently the investment in REGI has been accounted for as investment in associates.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

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

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

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

At April 30, 2013, all of the financial instruments measured at fair value are included in Level 1 other than the convertible loan of $20,000, which is in Level 3.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

Financial instruments (Cont’d)

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

Financial assets, others than those at fair value through profit and loss are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. The amount of impairment loss is recognized in the statement of comprehensive loss. Any subsequent reversals of impairment are also recognized in the statement of comprehensive income (loss), except for those related to available-for-sale financial assets.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

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
For the Years Ended April 30, 2013 and 2012

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

Asset retirement and environmental obligations

The fair value of a liability for an asset retirement or environmental obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement or environmental obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement or environmental cost is charged to operations using a systematic and rational method and the resulting liability is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As of April 30, 2013 and 2012, the Company does not have any asset retirement or environmental obligations.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations

New standards, amendments and interpretations not yet effective:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective May 1, 2013

IFRS 1 – First time adoption of IFRS - In March 2012, the IASB issued an amendment to this standard, which a new exception was included in respect of government loans. Measurement of below-market rate government loans is allowed to be applied prospectively at date of transition. In addition, if the entity had obtained the information to measure the loan at its fair value at the inception of the loan, it could re-measure the loan on transition. This exception is to be applied on a loan-by loan basis. This amendment is not expected to affect the Company.

IFRS 7 - Financial Instruments: Disclosures - In December 2011, the IASB issued an amendment to this standard, which requires entities to provide additional information about offsetting of financial assets and financial liabilities that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. This amendment is not expected to affect the Company.

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

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (cont’d)

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

IAS 1 – Presentation of Financial Statements - In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be recycled to profit or loss in future periods.

IAS 19 – Employee Future Benefits - In June 2011, the IASB issued an amendment to IAS 19, which changes the recognition, measurement and presentation of defined benefit pension expense and provides for additional disclosures for all employee benefits.

IAS 27 – Separate Financial Statements - As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures - As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

The following standard will be effective for annual periods beginning on or after May 1, 2014:

IAS 32 – Financial Instruments: Presentation

In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

The following standard will be effective for annual periods beginning on or after May 1, 2015:

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IIAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Unless otherwise noted, the extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Company has not been determined.

4.	Critical Accounting Estimates and Judgments

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include determination of accrued liabilities, deferred tax assets and stock-based compensation. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of judgements

Critical accounting judgements are accounting policies that have been identified as being complex or involving subjective judgements or assessments with a significant risk of material adjustment in the next year.

(i)	Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended April 30, 2013 and 2012

4.	Critical Accounting Estimates and Judgments (Cont’d)

Use of judgements (Cont’d)

(ii)	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(iii)	Income taxes

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

(iv)	Depreciation for equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of comprehensive loss.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2013	Cash	Due to Related Party	Advances to Equity Accounted Investee	Accounts Payable
	$209	$-	$604,869	$37,508

At April 30, 2013 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $56,757.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

6.	Share Capital

Authorized

Unlimited	Common shares without par value
Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2013, Rand owns 217,422 (2012 – 217,422) shares of the Company valued at $43,484 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

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

On February 27, 2013, the Company completed a private placement, whereby 585,000 units at $0.10 per unit were issued for gross proceeds of $58,500. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.15 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.01%, expected volatility of 223%, an expected life of 1 year and no expected dividends.

On March 21, 2013, the Company completed a private placement, whereby 730,000 units at $0.10 per unit were issued for gross proceeds of $73,000. Each private placement unit consisted of one common share and share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of $0.15 per share for one year. The fair value of the warrants included in the units was estimated to be $0.04 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.02%, expected volatility of 215%, an expected life of 1 year and no expected dividends.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

6.	Share Capital (Cont’d)

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

During the year ended April 30, 2013, the Company recorded stock-based compensation of $48,700 (2012 - $nil) as a general and administrative expense.

On April 11, 2013, the Company granted 1,850,000 stock options to the directors and certain consultants of the Company at $0.11 per share, up to April 11, 2018. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.24%, expected volatility of 180%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.11 per option.

As at April 30, 2013, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

6.	Share Capital (Cont’d)

Stock Options(Cont’d)

The following is a summary of options activities during the years ended April 30, 2013 and 2012:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2012	1,475,000	0.21
Granted	1,850,000	0.11

Weighted average fair value of options outstanding at April 30, 2013	3,325,000	0.15

The following options were outstanding at April 30, 2013:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$
August 1, 2013	0.40	300,000	0.26
April 22, 2014	0.21	375,000	0.98
April 19, 2015	0.21	50,000	1.97
October 21, 2015	0.14	750,000	2.48
April 11, 2018	0.11	1,850,000	4.95

Options Outstanding		3,325,000

Options Exercisable		831,250

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

6.	Share Capital (Cont’d)

Share Purchase Warrants

On May 28, 2012, 1,063,300 warrants of the Company exercisable at $0.20 per share into the Company’s common stock were extended from June 9, 2012 to June 9, 2013. The fair value of warrant extension was estimated at $107,986 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.03%, expected volatility of 177.89%, an expected option life of one year and no expected dividends.

On March 6, 2013, 2,115,375 warrants of the Company exercisable at $0.15 per share into the Company’s common stock were extended from March 20, 2013 to September 20, 2013. The fair value of warrant extension was estimated at $161,869 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 0.99%, expected volatility of 259.93%, an expected option life of one year and no expected dividends.

The following is a summary of warrant activities during the years ended April 30, 2013 and year ended April 30, 2012:

	Number of warrants	Weighted average exercise price $

Outstanding at April 30, 2011	4,089,333	0.20
Expired, unexercised	(4,089,333)	0.20
Issued	3,178,675	0.17
Outstanding at April 30, 2012 and 2013	3,178,675	0.17

The following warrants were outstanding at April 30, 2013:

Expiry Date	Exercise price $	Number of warrants
June 9, 2013	0.20	1,063,300
September 20, 2013	0.15	2,115,375
		3,178,675

7.	Equipment

April 30, 2012 and 2013	Cost	Accumulated Amortization	Net
Computer hardware	$8,323	$8,323	$-
Office furniture and equipment	8,849	8,849	-
Total	$17,172	$17,172	$-

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

8.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2013, the Company is owed an aggregate of $1,011,748 (2012 - $1,025,086) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders with a minimum of 100 shares and cash payments to be made to shareholders with fewer than 100 shares. As at April 30, 2013 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders, $471,200. The distribution and cash payment is subject to Minewest being listed on the CNSX.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2013 (2012 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2013 the Company’s investment in Minewest is recorded at $289,385 under equity method (investment of $328,800 less equity loss of $39,415) and held 26.10% ownership in Minewest.

At April 30, 2013, the Company owed an aggregate of $160,518 (2012 - $179,414) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

8.	Equity Accounted Investees and Related Party Transactions (Cont’d)

At April 30, 2013, the Company is owed an aggregate of $nil (2012 - $1,317) by related parties and owed an aggregate of $258,664 (2012 - $137,135) to related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2013, rent of $5,483 (2012 - $6,871) incurred with a company having common officers and directors.

During the year ended April 30, 2013, management fees of $30,000 (2012 - $30,000) were incurred to a company having common officers and directors.

During the year ended April 30, 2013, management fees of $4,751 (2012 - $6,672) and director fees of $12,000 (2012 - $20,300) were paid to officers, directors and companies controlled by officers and directors for services rendered.

During the year ended April 30, 2013, research and development costs of $Nil (2012 - $56,250) were paid to a company having common officers and directors.

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

For the Years Ended April 30, 2013 and 2012

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

As at April 30, 2013 the details of the share purchase warrants are as follows:

Closing date of sale	# of warrants	Exercise price	Expiry date
May 6, 2008 (Rand)	40,000	US$ 1.50	May 6, 2013

The fair value of the warrants as follows:

Expiry date	Fair value at April 30, 2013	Fair value at April 30, 2012
March 27, 2013 (Rand)	$-	$6,121
May 6, 2013 (Rand)	-	3,194
October 5, 2011 (Reg Tech)	-	-
Total	$-	$9,315

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

	30 April 2013	30 April 2012
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	NA	242% - 251%
Risk-free interest rate	NA	1.27%
Expected life of warrants (years)	Zero	0.91 – 1.02

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

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

For the Years Ended April 30, 2013 and 2012

11.	Convertible Debenture (Cont’d)

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature. The fair value of equity component was estimated to be the fair value of the debt and the face value of the instrument. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $19,695 and $305 respectively.

During the year ended April 30, 2013, interest of $1,600 was paid for the debt.

On June 1, 2013, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2014. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share

Due to the short-term nature, the debt component of the convertible loans approximates the principal amount of the loans.

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2013 $	For the year ended April 30, 2012 $
Net loss before income taxes	(696,758)	(385,800)
Combined federal and provincial income tax rate	25.00%	26.00%
Expected income tax recovery	(174,190)	(100,329)

Increase (decrease) due to:
Non-deductible expenses	94,224	210,420
Change in long-term Canadian tax rate and other	-	3,018
Current and prior tax attributes not recognized	79,966	(111,631)
Non-taxable portion of gain	-	(1,478)
Income tax expense (recovery)	-	-

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

12.	Income Taxes (Cont’d)

The components of deferred tax assets are as follows:

	2013 $	2012 $
Non-capital losses	898,949	811,782
Intangible assets and other	32,693	39,893
Equipment	1,182	1,182
	932,823	852,857
Unrecognized deferred tax assets	(932,823)	(852,857)
Net deferred tax assets	-	-

The Company has non-capital losses of approximately $3,595,794 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2014	145,129
2015	211,935
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
3,595,794

At April 30, 2013, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2013.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2013 and 2012

15.	Subsequent Events

Convertible Debenture

On June 1, 2013, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2013. The debenture bears interests at 8% per annum payable monthly and is unsecured. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

Warrants Expired

On June 9, 2013, 1,063,300 warrants exercisable at $0.20 per share into the Company’s common stock expired without being exercised.

Options Expired

On August 1, 2013, 300,000 options exercisable at $0.40 per share into the Company’s common stock expired without being exercised.

Options Granted

On August 21, 2013, the Company granted to certain directors and consultants 300,000 options exercisable at $0.10 per share into the Company’s common stock up to August 21, 2018, vesting as follows:

(a)	no more than 25% of an option may be exercised during any 90 day period during the term of the option; and

(b)	each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90 day period.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the “Vane Restraint Mechanism” by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

53

Number	Description
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
11.1	Code of Ethics	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - CEO	(12)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - CFO	(12)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - CEO	(12)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - CFO	(12)
15.1	Consent of A Chan & Company LLP, Chartered Accountants	(12)

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

54

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REG TECHNOLOGIES INC.

Dated:	August 29, 2013	By:	/s/ John G. Robertson
John G. Robertson
(President)

55