Form 20-F
period 2014-04-30
REG TECHNOLOGIES INC
filed 2014-09-23
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2014

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

Title of Each Class	Outstanding at April 30, 2014
Common Shares, no par value	49,329,670

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

Yes [  ] No [X]

TABLE OF CONTENTS

PART I

PART II

PART III

BUSINESS OF REG TECHNOLOGIES INC.

Reg Technologies Inc. (“Reg Tech” or “the Company”) is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the RadMax® rotary technology (the “Technology” or the “Rand Cam Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $297,653 in the year ended April 30, 2014 (2013 -$696,758; 2012 -$385,880) These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2014 and 2013, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the year ended April 30, 2014 and April 30, 2013 have been audited by A Chan & Company LLP, Chartered Accountants. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2014, US$1.00 was equal to approximately C$1.0992. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) for 2010, and IFRS for 2011, 2012, 2013 and 2014.

Fiscal Years Ended April 30

	2014	2013	2012	2011	2010
Accounting Standards	IFRS	IFRS	IFRS	IFRS	GAAP
Net Revenues	-	-	-	-	-
Loss from continuing operations	(297,653)	(696,758)	(385,880)	(250,136)	(454,902)
Net loss	(297,653)	(696,758)	(385,880)	(250,136)	(454,902)
Loss from continuing operations per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)
Current assets	2,407,093	1,494,233	1,552,335	1,058,759	625,976
Total assets	2,659,180	1,783,618	1,872,417	1,293,881	629,322
Working Capital	2,097,116	854,987	1,075,173	678,065	215,870
Capital stock (excluding redeemable preferred stock)	13,636,565	12,820,362	12,746,997	12,372,889	12,082,039
Weighted average number of shares	37,134,122	35,063,163	32,787,710	29,000,177	26,123,280

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

The following table sets forth, for the periods indicated, the exchange rates based on the daily bid rates quoted on OANDA. Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

	2014 $	2013 $	2012 $	2011 $	2010 $
Average for Period	1.0597	1.0036	0.9961	1.0124	1.0721

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	August 2014 $	July 2014 $	June 2014 $	May 2014 $	April 2014 $	March 2014 $
High for Period	1.0971	1.0872	1.0939	1.0973	1.1048	1.1249
Low for Period	1.0853	1.064	1.0661	1.0895	1.0897	1.1017

On April 30, 2014, the exchange rate was CAD$1.0992 for US$1.00. As of September 22, 2014, the exchange rate was CAD$1.0964 for US$1.00.

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

We have reported losses in each year since its inception. At April 30, 2014, we had an accumulated deficit of $23,028,628. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and unlimited Class “A” non-voting shares without par value. 49,329,670 common shares were issued and outstanding as of April 30, 2014 and September 22, 2014. There are no Preferred or Class “A” shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,378,183 shares of REGI, with a carrying value of US$Nil as of April 30, 2014. We can sell, through a registered broker, up to 327,753 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period. During the year ended April 30, 2011, Rand Energy sold 163,000 REGI share for US$57,050, and Reg Tech sold 295,300 REGI shares for US$73,825. During the years ended April 30, 2012 and 2013 we did not sell any REGI shares. During the year ended April 30, 2014 we sold 44,916 REGI shares.

At April 30, 2014, the market value of the REGI shares owned by us and Rand Energy was US$433,325.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2014, a total of 32,640,298 shares of common stock of REGI were issued and outstanding, of which 588,567 are owned by Rand Energy and 2,744,700 shares are owned by Reg Tech.

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

As at April 30, 2014, REGI owed us $986,825 (2013 - $1,011,748) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Group.

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

Products and Projects

The RadMax™ Rotary Technology

The worldwide marketing and intellectual rights to the Technology, other than in the US, are held by us and REGI owns the US marketing and intellectual rights. We own 3,378,183shares representing a 10.57% interest of REGI at the date of this report. We have a project cost sharing agreement with REGI, whereby we each fund 50% of the costs of developing the Technology.

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

The original plan for the tests was to complete the assembly on the right side first. Then, after friction and compression tests the entire engine would be assembled for additional testing with diesel and natural gas. Mr. Paul Porter reported the following:

●	All parts were complete.

●	Most Subassemblies were complete.

●	The rotor and drive shaft were successfully assembled.

●	Two slots and oil coolers were corrected.

●	A single side of the engine was assembled with two vanes and actuators placed in adjacent slots.

●	Dry friction numbers were obtained for the installed vanes and actuators.

●	Dry friction of the rotor, shaft and cam alone was virtually zero. The force of gravity alone would rotate the assembly to where the oil coolers were installed.

●	Dry friction was measured with two actuators installed with vanes, but no seals.

The vanes were placed in adjacent slots with the oil coolers minus the seals and the linear bearing installed. The following was observed:

1.	Static friction was measured at 72 ft-lbs @ 1 rpm.

2.	Alignment of the stator to cam was critical to the value of the friction measured. The vanes and actuators would bind and friction would rise when the alignment was out. Therefore the above numbers were preliminary because the alignment was done visually and it was expected the friction would drop additionally when full and proper alignment was achieved.

3.	There was zero lubrication of the bearings, oil cooler and vanes.

4.	Evidence of rubbing of the vane against the oil coolers was observed at disassembly.

The above friction numbers would indicate the engine should have friction loads as good as or better than a standard diesel engine.

On April 2, 2013 we announced that successful tests were completed for the RadMax engine. Mr. Paul Porter reported the following:

●	The engine was assembled with half of the vanes and cam followers installed.

●	One set of vanes were positioned to allow the installation of all seals and form a single combustion chamber.

●	A hydrostatic pressure test was performed first at 400 psi, then 800 psi, and 1,000 psi.

●	Main bearing function test was performed.

●	Engine binding and alignment tests were performed.

●	Additional friction data was obtained.

●	A single combustion chamber was tested to verify pressure containment. A new standard diesel engine would show about 400 psi on a standard compression test. The combustion chamber was pressurized to 400 psi with very little pressure bleed off. The chamber pressure was increased to double the required psi, 800 psi and again little pressure bleed off was observed. The chamber pressure as again increased to 1,000 psi and was observed for 5 minutes and the pressure drop was less than 100 psi. This indicated that the engine would be able to combust diesel, natural gas, regular gasoline, methanol and other currently used fuels.

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

On May 27, 2014, we announced that the manufacturing of the more durable seals had been completed by TrelleborgAB of Sweden, a leading supplier of sealing solutions. A test fixture for analyzing the seal performance had been manufactured by Ebco Industries of Richmond, BC. Paul Porter, our Chief Engineer and a director of the board, had commenced testing and installation of the new seals for the demonstration engine, prior to the comprehensive testing for emissions, fuel consumption and wear and tear, using both diesel and natural gas.

On September 16, 2014 we announced that the RadMax™ test fixture is completed. Mr. Paul Porter reported:

●	The test fixture has been completed and assembled.

●	Several seal combinations have been tested in the fixture.

●	The fixture will allow the Company to quickly and inexpensively evaluate sealing combinations, vane designs and lubrication and cooling methods without risking damage or modifying the current prototype.

●	With the test fixture, we can evaluate wear patterns, seal life and friction created in the combustion chamber.

●	We can locate and quantify potential sealing or wear problems rapidly and cost effectively.

●	The test chamber is a major step toward optimizing the performance of the RadMax™ prototype and all future engine builds.

●	The test fixture can be easily modified to test vanes for use in both smaller and larger engine builds.

Mr. Porter stated that the test fixture will be the key to the rapid development of future engine designs. New prototypes can now be designed and tested with greater confidence, lower costs and with greater efficiency.

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

C. ORGANIZATIONAL STRUCTURE

As of the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.80% interest in REGI. We also own an 8.41% interest in REGI.

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

Source of Funds for Fiscal 2013 and 2014

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

Use of Funds for Fiscal 2015

We anticipate that our cash requirements for the fiscal year ending April 30, 2015 will remain consistent with those for the fiscal year ended April 30, 2014.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2013 and 2014.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone losses to date totaling $23,028,628 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2014 compared to fiscal year ended April 30, 2013

For the year ended April 30, 2014, we had a net and comprehensive loss of $297,653 or $0.01 per share, as compared to a net and comprehensive loss of $696,758 or $0.02 per share for the year ended April 30, 2013.

We have generated no revenue from our operations. We have incurred a loss of $297,653 in the year ended April 30, 2014 (2013 - $696,758).

●	During 2014 we repaid a convertible loan of $20,000 and recorded interest expense of 1,600 and $1,959 in 2013 on the same loan.

●	Shareholder communication expenses decreased from $33,914 in 2013 to $23,590 in 2014, as in 2014 we relied more on our in-house services;

●	Consulting fees decreased from $18,050 in 2013 to $4,400 in 2014; office expenses decreased from $25,360 to $21,827 from 2013 to 2014; office rent and utility expense increased slightly from $5,483 in 2013 to $5,903 in 2014; professional fees decreased from $69,228 in 2013 to $53,830 in 2014; wages and benefits decreased from $12,074 in 2013 to $10,610 in 2014. All resulted from our continued efforts to streamline our operations;

●	Travel and promotion expense increased from 1,025 in 2013 to $10,801 in 2014 as we travelled overseas to visit our investors;

●	Transfer agent and filing fees slightly decreased from $33,887 in 2013 to $28,327 in 2014 as a result of decrease in related activities in 2014;

●	Research and development expenses decreased substantially from $121,081 in 2013 to $47,668 in 2014, a result of different phase of developing our Rand Engine technologies in 2014;

●	In 2014 we recorded stock based compensation of $6,503 for 25% of the 300,000 options granted and vested, decreased from $48,700 in 2013 for 25% of the 1,850,000 options granted and vested;

●	Management and director fees were consistent at $45,998 for 2014 and $46,751 in 2013.

We recorded a net gain of $9,315 in 2013 on expiration and modification of warrants issued for purchase of our REGI shares. We did not have such transaction in 2014.

In 2013 we recorded loss of $30,697 for equity pick up of our 26.10% equity interest in Minewest. In 2014 the loss in this equity investment was reduced to $15,298.

In 2014 we recorded gain on sale of 44,916 REGI shares of $6,737; in 2013 we did not have such sales.

In 2014 we recorded gain on debt settlement of $79,617 for the difference between the fair value and settlement value of the 3,230,877 shares issued to settle debt of $365,705. We did not have such debt settlement in 2013.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2014

As of April 30, 2014 we had a cash position of $941,914 compared to $307 as at the year ended April 30, 2013, representing an increase of $941,607. As at April 30, 2014, we had a working capital of $2,097,116, compared to a working capital of $854,987 as at April 30, 2013.

During the year ended April 30, 2014, we raised $1,188,000 from issuance of 9,900,000 units of private placement. During the year ended April 30, 2013, we issued 1,315,000 units of private placements for gross proceeds of $131,500.

We are owed $986,825 (2013 - $1,011,748) by REGI. REGI and the Company is each responsible for 50% of the costs for RadMax Engine research and development.

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

During the last two fiscal years, we spent $47,668 and $121,081 on research and development in fiscal 2014 and 2013 respectively.

D. TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended April 30, 2014.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of April 30, 2014, our Board of Directors consisted of four directors, two of whom are independent (or “outside”) non-executive directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2014.

Name	Position with Registrant	Office Held Since
John G. Robertson	President, Secretary and Director	1982
Susanne Robertson *	Director	1984
Suzan El-Khatib *	Director	2011
Jina Liu *	Director	2014

* Indicates member of the Audit Committee.

Mr. James Vandeberg resigned as a director effective April 30, 2014, replaced by Mr. Zhang Shaojun on May 1, 2014.

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

John G. Robertson. Since October 1982, Mr. Robertson has been President and a director of the Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI since July 1992. Mr. Robertson has been the President and a director of IAS Energy, Inc. since its formation in December 1994, n Oregon public company quoted on the OTC Pink Sheets under symbol “IASCA.PK”. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Minewest Silver and Gold Inc. (since 2010).

Susanne M. Robertson. Mrs. Robertson has been a director of our company since 1984 and is also the spouse of John Robertson, our President. She has been active in the management of our company since incorporation. She is also a director of Linux Gold Corp. Minewest Silver and Gold Inc. and Teryl Resources Corp., and is the principal shareholder of SMR Investments Ltd.

Suzan El-Khatib. Ms. El-Khatib has been a director since April, 2011. Ms. El-Khatib began her career at Bull, Housser Tupper LLP and moved on to a boutique firm before joining Wiebe Douvelos Wittmann LLP. She advises and acts for both individual and corporate clients on a broad variety of matters including corporate governance and commercial litigation. Ms. El-Khatib has experience as a corporate solicitor and as a litigator, appearing at all levels of court. She is a current member of the Law Society of British Columbia, the Canadian Bar Association, and the Trial Lawyers Association of British Columbia. Ms. El-Khatib has been a director of Teryl Resources Corp. and Linux Gold Corp. since April, 2011.

Jina Liu. Ms. Liu was appointed as a director of the Company on March 27, 2014. She is currently the President of Canada-China Federation of Entrepreneurs. Canada-China Federation of Entrepreneurs is mainly focused on building bridges for cooperation and communication for both Chinese and Canadian entrepreneurs, contributing to the promotion of Canada-China economic cooperation and development. Previously, Ms. Liu served as the Executive President of SinoCann Entrepreneurs Association, the Vice President of Canada China Environmental Technology Development Association, and the Honorary President of Canada & China Association of Educators.

Mr. Shaojun Zhang. Mr. Zhang was appointed as a director of the Company on May 1, 2014. Mr. Zhang has been the Chairman of China Zhongling Hangke New Energy Group Limited (“Zhongling”) since February 2012. Zhongling is an organization engaged in research and development of new energy solutions. Prior thereto, Mr. Zhang was the CEO of the Natural Brand Strategy Network, based in Beijing, China, from January 2007. From January 2003 to January 2007, Mr. Zhang was the President of Jun Xin Mining Group based in Guangxi, China.

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

B. COMPENSATION

During the financial year ended April 30, 2014, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2014, 2013 and 2012. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity incentive
					plan compensation
					($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share-based Awards ($)	Option-Based Awards ($) (6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen -sation ($)	Total compensation ($)
John G.	2014	Nil	Nil	2,168	Nil	Nil	Nil	30,000	32,168
Robertson,	2013	Nil	Nil	22,376	Nil	Nil	Nil	30,000	52,376
CEO (1)(2)(3)	2012	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
James	2014	Nil	Nil	1,084	Nil	Nil	Nil	Nil	1,084
Vandeberg,	2013	Nil	Nil	1,316	Nil	Nil	Nil	Nil	1,316
CFO (4)(5)	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Robertson is also a director of the Company and receives annual compensation of $12,000 in that capacity in 2013.

(2)	Mr. Robertson is a director of SMR Investments Ltd., which accrues $2,500 per month for management services provided for the Company.

(3)	Mr. Robertson’s option-based awards granted during 2014 consisted of 100,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 850,000 stock options granted on April 11, 2013 at an exercise price of $0.11.

(4)	Mr. Vandeberg was also a director of the Company until April 30, 2014, but did not receive any compensation in that capacity.

(5)	Mr. Vandeberg’s option-based awards granted during 2014 consisted of 50,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 50,000 stock options granted on April 11, 2013 at an exercise price of $0.11.

(6)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. (“SMR”) to provide services to us. SMR is a private company controlled by Susanne Robertson, a director and the spouse of our President. Our President is also a director and officer of SMR. SMR provides management services for a monthly fee of $2,500. These services consist of general management services. The agreement may be terminated by the mutual consent of the parties. During the years ended April 30, 2013 and 2012, we accrued management fees of $30,000 each.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2014.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	100,000 850,000 750,000	0.10 0.11 0.14	August 21, 2018 April 11, 2018 October 20, 2015	500 2,125 Nil	75,000 637,500 562,500	1,500 6,375 Nil
James Vandeberg	50,000 50,000	0.10 0.11	August 21, 2018 April 11, 2018	250 125	37,500 37,500	750 375

(1)	The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on April 30, 2014 was $0.12.

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

For our most recently completed fiscal year ended April 30, 2014:

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the directors that were outstanding at the end of the most recently completed financial year ended April 30, 2014.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Susanne Robertson	250,000	0.11	April 11, 2018	625	187,500	1,875
Suzan El-Khatib	50,000	0.11	April 11, 2018	125	37,500	375

(1)	The closing price of our common shares on the TSX.V on April 30, 2014 was $0.12.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2014.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Susanne Robertson	Nil	Nil	Nil
Suzan El-Khatib	Nil	Nil	Nil
Jina Liu	Nil	Nil	Nil

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

Audit Committee

As of the date of this annual report, the members of our Audit Committee are Jina Liu, Susanne Robertson and Suzan El-Khatib.

The Audit Committee must review our annual financial statements before they are approved by our Board of Directors. Our Board of Directors must review, and if considered appropriate, approve our annual financial statements before presentation to our shareholders.

D. EMPLOYEES

As of April 30, 2014, we did not have any employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors and officers as at September 22, 2014:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson (2)	5,760,198	11.68%
Susanne Robertson (3)	4,989,386	10.11%
Shaojun Zhang (4)	9,900,000	20.07%
Suzan El-Khatib(5)	--	--
Jina Liu	--	--

(1)	As at September 22, 2014 there were 49,329,670 issued and outstanding common shares. The calculation does not include the warrants and options registered in the name of John Robertson, Susanne Robertson and China Zhongling Hangke New Energy Group Limited, see below. For detailed information about the stock options held, if any, please see “Statement of Executive Compensation” above.

(2)	Includes 2,739,421 common shares held directly by Mr. Robertson. 1,146,672 shares are registered in the name of and beneficially owned by Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust. This amount also includes 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson. This amount also includes 1,367,905 shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust. It does not include 1,700,000 stock options or 650,000 warrants registered in the name of John Robertson.

(3)	Includes 639,975 held directly by Mrs. Robertson. SMR Investments Ltd., a company wholly-owned by Susanne Robertson, is the beneficial owner of 4,349,411 common shares. This amount does not include the 250,000 stock options registered in the name of Mrs. Roberson.

(4)	Represent the 9,900,000 common shares owned by China Zhongling Hangke New Energy Group Limited, of which Mr. Shaojun Zhang is a director. This amount does not include the 9,900,000 warrants registered in the name of China Zhongling Hangke New Energy Group Limited.

(5)	Ms. El-Khatib holds 50,000 stock options which are not included in the calculation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At September 22, 2014, we are aware of three shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares*	Percentage of Outstanding Common Shares *
China Zhongling Hangke New Energy Group Limited **	9,900,000	20.07%
John G. Robertson	5,760,198	11.68%
Susanne Robertson	4,989,386	10.11%

*	See detailed ownership of directors and officers above.
**	Mr. Shaojun Zhang is a director of China Zhongling Hangke New Energy Group Limited.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Share Ownership.

As of September 22, 2014, we had 49,329,670 common shares outstanding with 517 registered shareholders.

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

At April 30, 2014, the Company is owed an aggregate of $986,825 (2013 - $1,011,748) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2014 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders, $471,200. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2014 (2013 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2014 the Company’s investment in Minewest is recorded at $252,087 under equity method (investment of $328,800 less equity loss of $54,713 and reciprocal interest of $22,000) and held 26.10% ownership in Minewest.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting a gain on debt settlement of $35,000. At April 30, 2014, the Company owed an aggregate of $21,732 (2013 - $160,518) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

Other related parties

At April 30, 2014, the Company is owed an aggregate of $88,730 (2013 - $258,664) to related parties after debt settlement of $267,705 with issuance of 2,230,877 common shares valued at a fair value of $0.10 per share resulting in a gain on debt settlement of $44,617. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2014, rent of $5,903 (2013 - $5,483) incurred with a company having common officers and directors.

During the year ended April 30, 2014, management fees of $30,000 (2013 - $30,000) were incurred to a company having common officers and directors.

During the year ended April 30, 2014, management fees of $4,598 (2013 - $4,751) and director fees of $11,400 (2013 - $12,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page

Consolidated Financial Statements for the years ended April 30, 2014 and 2013	F-1 - F-29

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

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V. In addition, we also trade on the OTCBB under the symbol REGRF.OB. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2014	July 31, 2013	0.09	0.09	0.12	0.12
	October 31, 2013	0.09	0.07	0.07	0.07
	January 31, 2014	0.09	0.09	0.10	0.10
	April 30, 2014	0.13	0.10	0.12	0.08

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2013	July 31, 2012	0.17	0.10	0.16	0.10
	October 31, 2012	0.13	0.07	0.16	0.07
	January 31, 2013	0.18	0.08	0.19	0.09
	April 30, 2013	0.15	0.10	0.16	0.11

2012	July 31, 2011	0.19	0.14	0.21	0.16
	October 31, 2011	0.19	0.12	0.19	0.12
	January 31, 2012	0.17	0.07	0.18	0.07
	April 30, 2012	0.18	0.10	0.19	0.09

(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
Month 2014
August	0.08	0.08	0.09	0.09
July	0.09	0.09	0.07	0.07
June	0.09	0.08	0.07	0.07
May	0.11	0.11	0.10	0.10
April	0.13	0.10	0.12	0.08
March	0.09	0.09	0.09	0.09

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and Class “A” non-voting shares without par value. 49,329,670 and 36,198,793 shares were issued and outstanding as of April 30, 2014 and 2013 respectively. There are no Preferred or Class “A” Shares currently outstanding. All the Issuer’s outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the past two years ended April 30, 2014 and April 30, 2013, we were not subject to or entered into any material contracts.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Our financial statements included in this Annual Report for the year ended April 30, 2014 and April 30, 2013 were audited by A Chan & Company LLP, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2014 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2014 Fiscal Year (CAD$)	2013 Fiscal Year (CAD$)

(a) Audit Fees	20,000	17,000

(b) Audit-Related Fees	0	0

(c) Tax Fees	1,000	1,000

(d) All Other Fees	0	0

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page

Audited Financial Statements for the Years Ended April 30, 2014 and 2013	F-1 – F-29

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

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2014

SUITE 1850 1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2

T: 604.683.3850	A CHAN AND COMPANY LLP
F: 604.688.8479	CHARTERED ACCOUNTANTS

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2014 and April 30, 2013, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended April 30, 2014 and April 30, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2014 and April 30, 2013, and its financial performance and its cash flows for the years ended April 30, 2014 and April 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

“A Chan and Company LLP”

Chartered Accountants

Vancouver, British Columbia

September 15, 2014

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 30 April 2014 $	As at 30 April 2013 $
Assets

Current
Cash	941,914	307
HST/GST and interest receivable	5,738	9,562
Prepaid expenses	1,416	1,416
Advances to REGI US (Note 7)	986,825	1,011,748
Assets held for distribution to shareholders (Note 7)	471,200	471,200
	2,407,093	1,494,233
Investment in Minewest (Note 7)	252,087	289,385

	2,659,180	1,783,618
Liabilities

Current
Bank indebtedness	-	4,968
Accounts payable	173,015	169,496
Accrued liabilities	26,500	25,600
Due to related parties (Note 7)	88,730	258,664
Due to Minewest (Note 7)	21,732	160,518
Convertible debt (Note 9)	-	20,000
	309,977	639,246

Shareholders’ equity
Share Capital (Note 6)	13,636,565	12,820,362
Warrants (Note 6)	1,141,249	461,471
Contributed Surplus	10,560,967	10,554,464
Deficit	(23,028,628)	(22,723,825)
	2,310,153	1,112,472

Non-controlling interest	39,050	31,900

	2,659,180	1,783,618

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Subsequent events (Note 12)

On behalf of the Board:

“John Robertson”	Director	“Suzan El-Khatib”	Director
John Robertson		Suzan El-Khatib

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2014 $	For the year ended April 30, 2013 $

Expenses
Shareholder communication	23,590	33,914
Consulting fees	4,400	18,050
Foreign exchange gain	(4,666)	(11,991)
Interest expense	1,609	1,959
Management and directors’ fees (Note 7)	45,981	46,751
Office expenses	21,834	25,360
Professional fees (Note 7)	53,830	69,228
Research and development	47,668	121,081
Rent and utilities (Note 7)	5,903	5,483
Financing cost (Note 6)	112,319	269,855
Stock-based compensation (Note 6)	6,503	48,700
Transfer agent and filing fees	28,327	33,887
Travel and promotion	10,801	1,025
Wages and benefits	10,610	12,074

Loss before other income (expense)	(368,709)	(675,376)

Other income (expense)
Net gain (loss) on expiration and modification of financial instrument liability	-	9,315
Gain on settlement of debt (Note 6)	79,617	-
Gain on disposal of marketable securities	6,737	-
Loss in equity investment	(15,298)	(30,697)

Net and comprehensive loss	(297,653)	(696,758)

Net and comprehensive income (loss) attributable to:
Shareholders of the Company	(304,803)	(707,833)
Non-controlling interest	7,150	11,075

	(297,653)	(696,758)

Loss per share – basic and diluted	(0.01)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	37,134,122	35,063,163

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30, 2014	For the year ended April 30, 2013
	$	$

Cash flows used in operating activities
Net loss	(297,653)	(696,758)
Adjustments to reconcile loss to net cash used by operating activities:
Imputed interest	-	62
Net gain on expiration and modification of financial instrument liability	-	(9,315)
Financing cost	112,319	269,855
Stock-based compensation	6,503	48,700
Gain on debt settlement	(79,617)	-
Loss in equity investment	15,298	30,697
Gain on disposal of REGI shares	(6,737)	-
Changes in non-cash working capital items:
Bank indebtedness	(4,968)	4,968
HST/GST and interest receivable	3,824	5,902
Prepaid expenses	-	37,202
Due from related parties	-	1,317
Accounts payable and accrued liabilities	(37,147)	63,735
Due to related parties	97,771	121,531

	(190,407)	(122,104)

Cash flows provided by investing activities
Advances to equity accounted investee	24,923	(18,897)
Proceeds from sale of REGI shares	6,737	-

	31,660	(18,897)

Cash flows provided by financing activities
Repayment of convertible debt	(20,000)	-
Advance from equity accounted investee	(18,786)	13,338
Proceeds from share issuances	1,188,000	131,500
Share issuance cost	(48,860)	(4,180)
	1,100,354	140,658

Increase (decrease) in cash	941,607	(343)
Cash, beginning	307	650
Cash, ending	941,914	307

Non-cash items
Shares issued for debt settlement	286,088	-

Supplemental Disclosures
Interest paid	1,600	1,600
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

								Total	Non-
	Common	Common	Subscription	Contributed		Convertible		Shareholders’	Controlling
	Shares	Shares	Received	Surplus	Warrants	Debt	Deficit	Equity	interest
	#	$	$	$	$	$	$	$	$

Balance – April 30, 2012	34,883,793	12,746,997	–	10,505,459	137,661	305	(22,015,992)	1,374,430	20,825

Warrants extension	–	–	–	–	269,855	–	–	269,855	–
Share issued	1,315,000	77,545	–	–	53,955	–	–	131,500	–
Share issuance cost	–	(4,180)	–	–	–	–	–	(4,180)	–
Stock-based compensation	–	–	–	48,700	–	–	–	48,700	–
Equity component of convertible debt	–	–	–	305	–	(305)	–	–	–
Net loss	–	–	–	–	–	–	(707,833)	(707,833)	11,075
Balance – April 30, 2013	36,198,793	12,820,362	–	10,554,464	461,471	–	(22,723,825)	1,112,472	31,900
Warrants extension	–	–	–	–	112,319	–	–	112,319	–
Private placement	9,900,000	620,541	–	–	567,459	–	–	1,188,000	–
Share issuance cost	–	(90,426)	–	–	–	–	–	(90,426)	–
Stock-based compensation	–	–	–	6,503	–	–	–	6,503	–
Shares issued for debt settlement	3,230,877	286,088	–	–	–	–	–	286,088	–
Net loss	–	–	–	–	–	–	(304,803)	(304,803)	7,150
Balance – April 30, 2014	49,329,670	13,636,565	–	10,560,967	1,141,249	–	(23,028,628)	2,310,153	39,050

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2014 owns a 10.21% interest in REGI U.S, Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these two companies each fund 50% of the development of the Technology.

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

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $23,028,628 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

For the Years Ended April 30, 2014 and 2013

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 15, 2014.

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

Basis of consolidation and presentation

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) until November 18, 2011 when the Company lost control (Note 1) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 1.80% (2013 – 2.00%) interest in REGI. Reg Tech also owns an 8.41% (2013 – 8.66%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled and consequently the investment in REGI has been accounted for as investment in associates.

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

For the Years Ended April 30, 2014 and 2013

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

For the Years Ended April 30, 2014 and 2013

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

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

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

For the Years Ended April 30, 2014 and 2013

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

At April 30, 2014, all of the financial instruments measured at fair value are included in Level 1.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

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

For the Years Ended April 30, 2014 and 2013

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

For the Years Ended April 30, 2014 and 2013

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

Asset retirement and environmental obligations

The fair value of a liability for an asset retirement or environmental obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement or environmental obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement or environmental cost is charged to operations using a systematic and rational method and the resulting liability is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As of April 30, 2014 and 2013, the Company does not have any asset retirement or environmental obligations.

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

For the Years Ended April 30, 2014 and 2013

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

New accounting standards effective May 1, 2014

IAS 32 Financial Instruments: Presentation

In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IAS 39 Financial Instruments: Recognition and Measurement	In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met.

IFRIC 21 Levies

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

The following standard will be effective for annual periods beginning on or after May 1, 2015:

IFRS 9 – Financial Instruments Effective January 1, 2018

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

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

For the Years Ended April 30, 2014 and 2013

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

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2014	Cash	Due to Related Party	Advances to Equity Accounted Investee	Accounts Payable
	$368	$-	$604,921	$30,817

At April 30, 2014 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $57,374.

Interest rate and credit risk

As at April 30, 2014, the Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

6.	Share Capital

Authorized

Unlimited	Common shares without par value

Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2014, Rand owns 217,422 (2013 – 217,422) shares of the Company valued at $43,484 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

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

On March 26, 2014 the Company issued 2,200,000 units of private placement at $0.12 per unit for gross proceeds of $264,000, with each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.15 per share for a period of three years. The fair value of the warrants included in the units was estimated to be $0.08 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.23%, expected volatility of 204%, an expected life of 3 years and no expected dividends.

On April 30, 2014 the Company issued 7,700,000 units of private placement at $0.12 per unit for gross proceeds of $924,000, with each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.15 per share for a period of three years. The fair value of the warrants included in the units was estimated to be $0.11 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 1.18%, expected volatility of 206%, an expected life of 3 years and no expected dividends.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

6.	Share Capital (Cont’d)

Shares for Debt

In December, 2013 the Company signed debt settlement agreements with certain related parties to issue 3,230,877 shares to settle outstanding balance of $387,705, of which 2,230,877 shares valued at a fair value of $0.10 per share and 1,000,000 shares valued at a fair value of $0.085 per share received approvals by the TSX Venture Exchange in January, 2014 and March, 2014 respectively. (Note 7). A gain on debt settlement of $79,671 was recorded in relation to the debt settlement.

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

During the year ended April 30, 2014, the Company recorded stock-based compensation of $6,503 (2013 - $48,700) as a general and administrative expense.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

6.	Share Capital (Cont’d)

Stock Options(Cont’d)

On August 1, 2013 and April 22, 2014, 300,000 options exercisable at $0.40 per share and 375,000 options exercisable at $0.21 per share into the Company’s common stock expired without being exercised respectively.

On August 21, 2013, the Company granted 300,000 stock options to the directors and certain consultants of the Company at $0.10 per share, up to August 21, 2018. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.98%, expected volatility of 187%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.09 per option.

As at April 30, 2014, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

The following is a summary of options activities during the years ended April 30, 2014 and 2013:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2012	1,475,000	0.21
Granted	1,850,000	0.11
Outstanding at April 30, 2013	3,325,000	0.16
Expired without being exercised	(675,000)	0.29
Forfeited	(50,000)	0.11
Granted	300,000	0.10
Outstanding at April 30, 2014	2,900,000	0.12

The following options were outstanding at April 30, 2014:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$
April 19, 2015	0.21	50,000	0.97
October 21, 2015	0.14	750,000	1.48
April 11, 2018	0.11	1,800,000	3.95
August 21, 2018	0.10	300,000	4.31

Options Outstanding		2,900,000

Options Exercisable		725,000

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

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

On September 10, 2013, 2,115,375 warrants of the Company exercisable at $0.15 per share into the Company’s common stock were extended from September 20, 2013 to September 20, 2014. The fair value of warrant extension was estimated at $112,319 using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.35%, expected volatility of 225.54%, an expected option life of 1.03 years and no expected dividends.

The following is a summary of warrant activities during the years ended April 30, 2013 and 2014:

	Number of warrants	Weighted average exercise price
		$
Outstanding at April 30, 2012 and 2013	3,178,675	0.17
Expired, unexercised	(1,063,300)	0.20
Issued	9,900,000	0.15
Outstanding at April 30, 2014	12,015,375	0.15

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

6.	Share Capital (Cont’d)

Share Purchase Warrants

The following warrants were outstanding at April 30, 2014:

Expiry Date	Exercise price	Number of warrants
	$
September 20, 2014	0.15	2,115,375
March 26, 2017	0.15	2,200,000
April 30, 2017	015	7,700,000
	0.15	12,015,375

7.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2014, the Company is owed an aggregate of $986,825 (2013 - $1,011,748) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

The following summarizes the consolidated financial information of REGI.

	April 30, 2014	April 30, 2013
	US$	US$
Total current assets and total assets	1,876	16,377
Total current liabilities and total liabilities	1,767,640	1,725,587

	Years Ended April 30,
	2014	2013
	US$	US$
Revenue	-	-
Loss from operations	(586,108)	(556,452)
Other expense	(1,440)	(1,440)

Net loss	(587,548)	(557,892)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

REGI (Cont’d)

Effective April 30, 2008, the investment in REGI has been accounted for as investment in associates. The Company’s annual and accumulated share of REGI’s losses that were not recognized after the investment was written down to zero is as follows:

	Unrecognized share of loss
2008	US$	259,682
2009		159,115
2010		158,645
2011		28,104
2012		45,575
2013		59,471
2014		59,989
Accumulated loss	US$	770,581
Investment in REGI written off at cost in 2008	CAD$	215,800

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2014 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders, $471,200. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Minewest (Continued)

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2014 (2013 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

As at April 30, 2014 the Company’s investment in Minewest is recorded at $252,087 under equity method (investment of $328,800 less equity loss of $54,713 and reciprocal interest of $22,000) and held 26.10% ownership in Minewest.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting a gain on debt settlement of $35,000. At April 30, 2014, the Company owed an aggregate of $21,732 (2013 - $160,518) to Minewest. The amounts owed are unsecured, non-interest bearing and due on demand.

The following summarizes the financial information of Minewest:

Minewest Silver and Gold Inc. (in CAD$)
	April 30, 2014	April 30, 2013
	$	$
Current asset	108,394	162,615
Non-current asset	299,771	305,196
Total current assets and total assets	408,164	467,811
Total current liabilities and total liabilities	128,638	129,669

	Years Ended April 30,
	2014	2013
	$	$
Revenue	-	-
Operating expenses and loss from operations	(23,616)	(117,616)
Other loss	(35,000)	-

Net loss	(58,616)	(117,616)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Other related parties

At April 30, 2014, the Company is owed an aggregate of $88,730 (2013 - $258,664) to related parties after debt settlement of $267,705 with issuance of 2,230,877 common shares valued at a fair value of $0.10 per share resulting in a gain on debt settlement of $44,617. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2014, rent of $5,903 (2013 - $5,483) incurred with a company having common officers and directors.

During the year ended April 30, 2014, management fees of $30,000 (2013 - $30,000) were incurred to a company having common officers and directors.

During the year ended April 30, 2014, management fees of $4,598 (2013 - $4,751) and director fees of $11,400 (2013 - $12,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

8.	Commitments

a)	In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)	A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)	Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)	A 1% net profit royalty will be payable to a former director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology, with the remaining 50% funded by REGI.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

9.	Convertible Debenture

On June 1, 2010, the Company issued a convertible debenture for total proceeds of $50,000 which bore interests at 8% per annum payable monthly, was unsecured and due one year from date of issuance. The unpaid amount of principal could be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share. The Company had the option to repay principal and accrued interest before the due date with 30 days’ notice.

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

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2012. The debenture bore interests at 8% per annum payable monthly and was unsecured. The unpaid amount of principal could be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature. The fair value of equity component was estimated to be the fair value of the debt and the face value of the instrument. The debt and equity components of the convertible loans were then measured using the residual value method and were initially recorded at $19,695 and $305 respectively.

On June 1, 2013, the convertible debenture for total principal of $20,000 matured and renewed to June 1, 2014. The debenture bore interests at 8% per annum payable monthly and was unsecured. The unpaid amount of principal could be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

During the year ended April 30, 2014, the full amount of the convertible debt was repaid without conversion.

During the year ended April 30, 2014, interest of $1,600 (2013 - $1,600) was paid for the debt.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

10.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2014 $	For the year ended April 30, 2013 $
Net loss before income taxes	(297,653)	(696,758)
Combined federal and provincial income tax rate	26.00%	25.00%
Expected income tax recovery	(77,390)	(174,190)

Increase (decrease) due to:
Non-deductible expenses	(12,323)	94,224
Current and prior tax attributes not recognized	89,713	79,966
Income tax expense (recovery)	-	-

The components of deferred tax assets are as follows:

	2014 $	2013 $
Non-capital losses	970,098	898,949
Intangible assets and other	51,223	32,693
Equipment	1,215	1,182
	1,022,536	932,823
Unrecognized deferred tax assets	(1,022,536)	(932,823)
Net deferred tax assets	-	-

The Company has non-capital losses of approximately $3,731,000 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2015	211,935
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
2033	280,482
3,731,147

At April 30, 2014, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

11.	Capital Management

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2014.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2014 and 2013

12.	Subsequent Events

Options Granted

On July 10, 2014, the Company granted to certain directors and consultants 1,175,000 options exercisable at $0.10 per share into the Company’s common stock up to July 10, 2019, vesting as follows:

(a)	no more than 25% of an option may be exercised during any 90 day period during the term of the option; and

(b)	each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90 day period.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the “Vane Restraint Mechanism” by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

Number	Description
4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
11.1	Code of Ethics	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CEO	(12)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CFO	(12)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CEO	(12)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CFO	(12)
15.1	Consent of A Chan & Company LLP, Chartered Accountants	(12)

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

REG TECHNOLOGIES INC.

Dated: September 23, 2014	By:	/s/ John G. Robertson
John G. Robertson
(President)