Form 20-F
period 2015-04-30
REG TECHNOLOGIES INC
filed 2015-09-01
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of Each Class	Outstanding at April 30, 2015
Common Shares, no par value	49,329,670

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

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[X] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

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

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $994,230 in the year ended April 30, 2015 (2014 -$297,653; 2013 -$696,758). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2015 and 2014, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended April 30, 2015 and April 30, 2014 have been audited by A Chan & Company LLP, Chartered Accountants. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2015, US$1.00 was equal to approximately C$1.202. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with IFRS for 2011, 2012, 2013, 2014 and 2015.

Fiscal Years Ended April 30

	2015 $	2014 $	2013 $	2012 $	2011 $
Accounting Standards	IFRS	IFRS	IFRS	IFRS	IFRS
Net Revenues	-	-	-	-	-
Loss from continuing operations	(994,230)	(297,653)	(696,758)	(385,880)	(250,136)
Net loss	(994,230)	(297,653)	(696,758)	(385,880)	(250,136)
Loss from continuing operations per share	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)
Current assets	1,524,511	2,407,093	1,494,233	1,552,335	1,058,759
Total assets	1,524,511	2,659,180	1,783,618	1,872,417	1,293,881
Working Capital	1,381,756	2,097,116	854,987	1,075,173	678,065
Capital stock (excluding redeemable preferred stock)	13,636,565	13,636,565	12,820,362	12,746,997	12,372,889
Weighted average number of shares	49,329,670	37,134,122	35,063,163	32,787,710	29,000,177

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

	2015 $	2014 $	2013 $	2012 $	2011 $
Average for Period	1.1491	1.0597	1.0036	0.9961	1.0124

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	July 2015 $	June 2015 $	May 2015 $	April 2015 $	March 2015 $	Feb 2015 $
High for Period	1.3003	1.2462	1.2390	1.2519	1.2708	1.2557

Low for Period	1.2668	1.2281	1.2028	1.2214	1.2512	1.2461

On April 30, 2015, the exchange rate was CAD$1.2020 for US$1.00. As of August 28, 2015, the exchange rate was CAD$1.3249 for US$1.00.

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

We have reported losses in each year since its inception. At April 30, 2015, we had an accumulated deficit of $24,055,726. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and unlimited Class “A” non-voting shares without par value. 49,329,670 common shares were issued and outstanding as of April 30, 2015 and August 31, 2015. There are no Preferred or Class “A” shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,378,183 shares of REGI, with a carrying value of US$Nil as of April 30, 2015. We can sell, through a registered broker, up to 327,779 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period. During the year ended April 30, 2011, Rand Energy sold 163,000 REGI share for US$57,050, and Reg Tech sold 295,300 REGI shares for US$73,825. During the years ended April 30, 2012 and 2013 we did not sell any REGI shares. During the year ended April 30, 2014 we sold 44,916 REGI shares. During the year ended April 30, 2015 we did not sell REGI shares.

At April 30, 2015, the market value of the REGI shares owned by us and Rand Energy was US$266,661.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2015, a total of 32,779,298 shares of common stock of REGI were issued and outstanding, of which 588,567 are owned by Rand Energy and 2,744,700 shares are owned by Reg Tech.

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

As at April 30, 2015, REGI owed us $1,318,674 (2014 - $986,825) which will be fully repaid prior to royalty obligation due, and prior to dividends being paid to the owners of Rand Group.

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

Effective November 17, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared Minewest shares as dividend for Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest shares is to be distributed for seven Reg Tech shares of holders with a minimum of 100 shares and cash payment to be made to shareholders with fewer than 100 shares. The share distribution and cash payments are subject to Minewest being listed on the CSE (formerly CNSX). As a result of the dividend declaration, the Company expects to retain approximately 3,287,737 shares of Minewest.

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

Products and Projects

RadMax™ Pump

The Company actively pursued the development of the RadMax™ Pump from early 2007 until March 2008. From September 2007 until March 2008, the Company worked with an industry partner in the water pump industry. The partner evaluated the Pump as a potential new product offering as part of its fire engine chemical dispersant product line. The evaluation and test period ended when the partner had a change in its senior management and their leading advocate left the company. Until there is further interest established in the RadMax™ Pump by an end user, no further work is anticipated.

The Company then focused all of its technical resources on validating the seals for a compressor application, leading towards the technology incorporation in the RadMax™ engine.

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

RadMax™ Compressor

The Company actively pursued the development of high pressure metal seals using the RadMax™ Compressor from July 2007 until September 2007. The technical concept of high pressure metal seals was validated in a prototype compressor test bed that was fabricated from residual hardware. There was no immediate interest by an industry partner to continue a joint development of the RadMax™ Compressor. Until there is further interest established in the RadMax™ Compressor by an end user, no further work will be conducted.

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

Recent Development

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

On September 16, 2014 we announced that the RadMax™ test fixture was completed. Mr. Paul Porter reported:

●	The test fixture had been completed and assembled.

●	Several seal combinations had been tested in the fixture.

●	The fixture would allow the Company to quickly and inexpensively evaluate sealing combinations, vane designs and lubrication and cooling methods without risking damage or modifying the current prototype.

●	With the test fixture, we could evaluate wear patterns, seal life and friction created in the combustion chamber.

●	We could locate and quantify potential sealing or wear problems rapidly and cost effectively.

●	The test chamber was a major step toward optimizing the performance of the RadMax™ prototype and all future engine builds.

●	The test fixture could be easily modified to test vanes for use in both smaller and larger engine builds.

Mr. Porter stated that the test fixture would be the key to the rapid development of future engine designs. New prototypes could as a result be designed and tested with greater confidence, lower costs and with greater efficiency.

On January 8, 2015 we reported that the vane seal installation tool was completed by Ebco Industries during December 2014. The vane seal installation tool had been tested and performed perfectly, allowing for better seal placement, retention and prevention of tearing during the vane installation.

Plans for companies 350 hp RadMax™ diesel engine were as follows:

●	The new oil cooler would be tested in the test fixture, along with the vanes.

●	Static and dynamic testing would be performed in the test fixture.

●	Upon successful completion of the static testing additional oil, coolers would be manufactured to allow the prototype to be populated in all 24 slots.

●	Additional testing would be completed for fuel consumption, emissions and wear and tear.

On March 3, 2015 we reported that based on recent successful testing of the new oil cooler design by Mr. Porter, that it had issued a purchase order to EBCO Industries for 22 additional oil coolers. This would allow up to 375 hp rotary diesel prototype to be populated in all 24 slots.

Mr Porter reported the following:

●	The new oil cooler design was tested in order to verify the new design. The first test results indicated that the vane seals were not being torn during installation and the leakage rate appeared to be minimal.

●	The new installation tool worked perfectly and allowed for the insertion and removal of the vanes as many times as were needed with no detrimental effects on the vane seal.

●	The seals on the oil cooler performed as desired with no damage observed during the installation and removal of the oil cooler.

●	The seals appeared to be working properly and created a sealed combustion chamber as needed for the engine.

Additional tests to commence on diesel engine working model were as follows:

●	Additional static and dynamic testing would be performed in the test fixture to determine the best configuration of all seals. This would also give indication of the expected life of the seals.

●	Additional oil coolers were being manufactured to allow the prototype to be populated in all 24 combustion chambers.

●	Development of facility requirements to begin dynamometer testing of the prototype.

On April 8, 2015 we reported that the Company has submitted a new U.S. patent application, for approval, to the U.S. patent office. This new patent will integrate a RadMax™ generator into the RadMax™ engine, thus being able to produce electrical power for use in recharging batteries, putting power into the electrical grid or operating any electrical device.

Paul Porter, Chief Engineer, stated that the RadMax™ new integrated system would only need one cooling system and one lubrication system and would double as the starter motor for the engine. This improvement would enable the hybrid car applications to be smaller, weigh less, fewer emissions, and greatly reduce the number of required components. It would give the hybrid a greater range and add the option to allow recharging of batteries on electrically powered automobiles.

In addition, this would allow the RadMax™ to be used as a compact and efficient generator set in remote locations, orphaned gas wells, and backup power systems for cell towers, hospitals, marine and military applications. By using gas as a fuel for the generator, the electricity could be transported through the electrical grid rather than the pipeline.

On June 1, 2015 we announced that Paul Porter, our chief mechanical engineer, was preparing test facilities for the 375hp diesel engine. He would populate the engine with the new seals and prepare it for full spin testing. This phase of testing should be the final set of tests prior to placing the engine on a dynamometer. The dynamometer testing would allow us to document friction, fuel efficiency, net horsepower and emissions.

On July 31, 2015 we announced that a test bench was fabricated by New Concepts, located in Richmond, BC. The purpose of the new test bench was to allow the full assembly of the prototype on a bench designed to allow the installation of the oil pump, cooling piping and starter motor. The bench also must carry the weight of the engine and be stable during the spin testing.

Prototype Assembly:

●	All the new parts required for this engine build have been received and inspected.

●	The engine was moved to New Concepts and disassembled in order to replace the oil coolers and vanes.

●	All old parts were cleaned and inspected for damage.

●	The cams have been stripped and then plated to insure all the surfaces are pristine and do not have any wear or damage from prior testing.

●	The assembly process is underway and all new parts have been installed on the rotors with minimal effort.

Plans:

●	Complete assembly of the prototype.

●	Install the motor and connections needed to perform the spin test.

●	Purchase and install the oil pump and required piping.

●	Development of facility requirements to begin dynamometer testing of the prototype.

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

Availability of Raw Materials

Since we are not in production and there are no plans at this time for us to enter the engine manufacturing business, raw materials are not of present concern. At this time, however, there does not appear to be any foreseeable problem with obtaining any materials or components, which may be required in the manufacture of its potential products.

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

C. ORGANIZATIONAL STRUCTURE

As of the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.80% interest in REGI. We also own an 8.37% interest in REGI.

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

Source of Funds for Fiscal 2014 and 2015

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

Use of Funds for Fiscal 2016

We anticipate that our cash requirements for the fiscal year ending April 30, 2016 will remain consistent with those for the fiscal year ended April 30, 2015.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2014 and 2015.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone losses to date totaling $24,055,726 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2015 compared to fiscal year ended April 30, 2014

For the year ended April 30, 2015, we recorded a net and comprehensive loss of $994,230 or $0.02 per share, as compared to a net and comprehensive loss of $297,653 or $0.01 per share for the year ended April 30, 2014.

We have generated no revenue from our operations. We have incurred operating expenses and operating loss of $275,016 for the year ended April 30, 2015 (2014 - $368,709).

●	During 2014 we repaid a convertible loan of $20,000 and recorded interest expense of 1,600; during 2015 we did not have such loans and did not incur interest expense.

●	Shareholder communication expenses decreased from $23,590 in 2014 to $17,442 in 2015, as in 2015 we relied more on our in-house services;

●	Consulting fees decreased from $4,400 in 2014 to $nil in 2015 as we did not need to engage external consulting service in 2015;

●	office expenses increased from $21,827 in 2014 to $46,904 in 2015, office rent and utility expense increased from $5,903 in 2014 to $15,034 in 2015, wages and benefits increased from $10,610 in 2014 to $34,343 in 2015, and management fees increased from $45,981 in 2014 to $72,315 in 2015, because in 2014 we were able to share these services with other companies.

●	professional fees decreased from $53,830 in 2014 to $34,238 in 2015, because we further streamlined our accounting process and incurred lower securities related legal expenses in 2015.

●	Travel and promotion expense significantly decreased from $10,801 in 2014 to $909 in 2015 as in 2014 we travelled to meet with investors;

●	Transfer agent and filing fees slightly increased from $28,327 in 2014 to $32,634 in 2015 as a result of increase in related activities in 2015;

●	Research and development expenses increased from $47,668 in 2014 to $58,402 in 2015 as required by our research work on our technology;

●	In 2015 we recorded stock based compensation of $26,783 for 25% of the 1,175,000 options granted and vested in the year, increased from $6,503 in 2014 for 25% of the 300,000 options granted and vested in 2014.

In 2014 we recorded loss of $15,298 for equity pick up of our 26.10% equity interest in Minewest. In 2015 the loss was increased to $77,119 as the result of our impairment test of our shares in Minewest.

In 2014 we recorded gain on sale of 44,916 REGI shares of $6,737; in 2015 we did not have such sales or gain or loss from such sales.

In 2014 we recorded gain on debt settlement of $79,617 for the difference between the fair value and settlement value of the 3,230,877 shares issued to settle debt of $365,705. We did not have such debt settlement or gain or loss from such settlement in 2015.

In 2015 we recorded impairment of $174,968 of our equity investment in Minewest and wrote off the value of Minewest shares we have held for the Company’s shareholders, as a result of uncertainty of Minewest’s future after its cease trade since January 8, 2014. In 2014 we did no record such impairment or write-off.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2015

As of April 30, 2015 we had a cash and cash equivalent position of $175,254 compared to $941,914 as at April 30, 2014, representing a decrease of $766,660. As at April 30, 2015 we had a working capital of $1,381,756, compared to a working capital of $2,097,116 as at April 30, 2014.

During the year ended April 30, 2014, we raised $1,188,000 from issuance of 9,900,000 units of private placement. During the year ended April 30, 2015 we did not raise funds from our financing activities.

As at April 30, 2015, we were owed $1,318,674 (April 30, 2014 - $986,825) by REGI. REGI and the Company is each responsible for 50% of the costs for RadMax Engine research and development and related administrative support.

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

During the last two fiscal years, we spent $58,402 and $47,668 on research and development in fiscal 2015 and 2014 respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of April 30, 2015, our Board of Directors consisted of five directors, three of whom are independent non-executive directors. The following table provides certain information about the members of our Board of Directors as of April 30, 2015.

Name	Position with Registrant	Office Held Since
John G. Robertson	President, Secretary and Director	1982
Susanne Robertson *	Director	1984
Suzan El-Khatib *	Director	2011
Jina Liu *	Director	2014
Shaojun Zhang	Director	2015

* Indicates member of the Audit Committee.

Mr. James Vandeberg resigned as a director effective April 30, 2014, replaced by Mr. Shaojun Zhang on May 1, 2014.

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

John G. Robertson. Since October 1982, Mr. Robertson has been President and a director of the Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI since July 1992. Mr. Robertson has been the President and a director of IAS Energy, Inc. (OTC Pink Sheets “IASCA.PK”) since its formation in December 1994 in the state of Oregon. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in the management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July, 1991), Access Information Services, Ltd. (since September, 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), and Minewest Silver and Gold Inc. (since 2010).

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

B. COMPENSATION

During the financial year ended April 30, 2015, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2015, 2014 and 2013. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

Non-equity incentive
plan compensation
($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share- based Awards ($)	Option-Based Awards ($) (6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compensation ($)	Total compensation ($)
John G Robertson, CEO (1)(2)(3)	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil 2,168 22,376	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	30,000 32,168 52,376

James Vandeberg, CFO (4)(5)	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil 1,084 1,316	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 1,084 1,316

(1)	Mr. Robertson is also a director of the Company and received annual compensation of $31,000 in that capacity in 2015.

(2)	Mr. Robertson is a director of SMR Investments Ltd., which accrued $2,500 per month in 2013 and 2014; and was paid or accrued $2,500 per month for management services provided for the Company in 2015.

(3)	Mr. Robertson’s option-based awards granted during 2014 consisted of 100,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 850,000 stock options granted on April 11, 2013 at an exercise price of $0.11.

(4)	Mr. Vandeberg was also a director of the Company until April 30, 2014, but did not receive any compensation in that capacity.

(5)	Mr. Vandeberg’s option-based awards granted during 2014 consisted of 50,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 50,000 stock options granted on April 11, 2013 at an exercise price of $0.11.

(6)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2015.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share- based awards that have not vested ($)
John Robertson	100,000	0.10	August 21, 2018	Nil
	850,000	0.11	April 11, 2018	Nil	Nil	NA
	750,000	0.14	October 20, 2015	Nil

James Vandeberg	50,000	0.10	August 21, 2018	Nil
	50,000	0.11	April 11, 2018	Nil	Nil	NA

(1) The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on April 30, 2015 was $0.06.

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

For our most recently completed fiscal year ended April 30, 2015:

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the directors that were outstanding at the end of the most recently completed financial year ended April 30, 2015.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Susanne Robertson	250,000 250,000	0.11 0.10	April 11, 2018 July 10, 2019	Nil Nil	Nil	NA

Suzan El-Khatib	50,000	0.11	April 11, 2018	Nil	Nil	NA

Shaojun Zhang	500,000	0.10	July 10, 2019	Nil	Nil	NA

Jina Liu	200,000	0.10	July 10, 2019	Nil	Nil	NA

(1) The closing price of our common shares on the TSX.V on April 30, 2015 was $0.06.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2015.

Name	Option-Based Awards – Value Vested During the Year ($)(4)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Susanne Robertson(1)	5,699	Nil	Nil

Suzan El-Khatib	Nil	Nil	Nil

Jina Liu(2)	4,559	Nil	Nil

Shaojun Zhang(3)	11,397	Nil	Nil

(1)	Mrs. Robertson’s option-based awards granted during 2015 consisted of 250,000 stock options granted on July 10, 2015 at an exercise price of $0.10.

(2)	Ms. Liu’s option-based awards granted during 2015 consisted of 200,000 stock options granted on July 10, 2015 at an exercise price of $0.10.

(3)	Mr. Zhang’s option-based awards granted during 2015 consisted of 500,000 stock options granted on July 10, 2015 at an exercise price of $0.10.

(4)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

D. EMPLOYEES

As of April 30, 2015, we did not have any direct employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees or officers that belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors as at August 28, 2015:

Shareholder	Number of common shares issued and outstanding (4)	Percentage ownership (5)
John G. Robertson (1)	6,540,198	13.26%
Susanne Robertson (2)	4,989,386	10.11%
Shaojun Zhang (3)	9,900,000	20.07%
Suzan El-Khatib	—	—
Jina Liu	—	—

(1)	Includes 2,739,421 common shares held directly by Mr. Robertson, 1,146,672 common shares, registered in the name of Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, 1,367,905 common shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust, and 780,000 common shares held by KLR Petroleum Inc., a British Columbia company controlled by Mr. Robertson.

(3)	Includes 639,975 common shares held directly by Mrs. Robertson and 4,349,411 common shares registered in the name of SMR Investments Ltd., a company wholly-owned by Susanne Robertson.

(4)	Represents the 9,900,000 common shares owned by China Zhongling Hangke New Energy Group Limited, of which Mr. Shaojun Zhang is a director.

(5)	The calculation does not include warrants or options.

(6)	As at August 28, 2015 there were 49,329,670 issued and outstanding common shares

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At August 28, 2015, we are aware of three shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares*	Percentage of Outstanding Common Shares *
China Zhongling Hangke New Energy Group Limited **	9,900,000	20.07%

John G. Robertson	6,540,198	13.26%

Susanne Robertson	4,989,386	10.11%

* See detailed ownership of directors and officers above.

** Mr. Shaojun Zhang is a director of China Zhongling Hangke New Energy Group Limited.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Share Ownership.

As of August 28, 2015, we had 49,329,670 common shares outstanding with 510 shareholders, and 47.15%, 32.85% and 20.00% of the common shares held by holders of Canada, US and other foreign jurisdictions respectively.

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

The Company and REGI have a project cost sharing agreement whereby these two companies each fund 50% of the development of the Rand CamTM/Direct Charge Engine and related technologies, as well as the related administrative cost.

At April 30, 2015, the Company was owed an aggregate of $1,318,674 (2014 - $986,825) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2015 and the date of this report, these shares have not been distributed and are recorded as assets held for distribution to shareholders, $471,200. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2015 (2014 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting in a gain on debt settlement of $35,000.

During the year ended April 30, 2015 as a result of uncertainty of Minewest’s future after Minewest being ceased traded since January 8, 2014, the Company recorded impairment of equity investment in Minewest of $174,968 after recording loss on equity investment in Minewest of $77,119.

As at April 30, 2015 the Company’s investment in Minewest was recorded at $Nil (2014 - $252,087) under equity method and held 26.10% ownership in Minewest.

At April 30, 2015, the Company recorded a prepaid expense of $2,323 to Minewest (2014 - $21,732 owed to Minewest by the Company). The amounts owed are unsecured, non-interest bearing and due on demand.

Other related parties

At April 30, 2015, the Company is owed an aggregate of $26,030 (2014 - $88,730) to related parties. During the year ended April 30, 2014 after the Company had a debt settlement of $267,705 with issuance of 2,230,877 common shares valued at a fair value of $0.10 per share resulting in a gain on debt settlement of $44,617. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2015, rent and utility of $15,034 (2014 - $5,903) incurred with a company having common officers and directors.

During the year ended April 30, 2015, total management fees of $30,000 (2014 - $30,000) were accrued or paid to a company having common officers and directors.

During the year ended April 30, 2015, management fees of $11,315 (2014 - $4,598) and director fees of $31,000 (2014 - $11,400) were accrued or paid to officers, directors and companies controlled by officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Consolidated Financial Statements for the years ended April 30, 2015 and 2014.

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

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V. In addition, we also trade on the OTCBB under the symbol REGRF.OB. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2015	July 31, 2014	0.14	0.08	0.13	0.06
	October 31, 2014	0.10	0.05	0.09	0.04
	January 31, 2015	0.11	0.05	0.10	0.04
	April 30, 2015	0.11	0.06	0.11	0.04

		TSX.V		OTC BB (1)
		High	Low	High	Low
	Quarter Ended	CDN $	CDN $	US $	US $
2014	July 31, 2013	0.09	0.09	0.12	0.12
	October 31, 2013	0.09	0.07	0.07	0.07
	January 31, 2014	0.09	0.09	0.10	0.10
	April 30, 2014	0.13	0.10	0.12	0.08

2013	July 31, 2012	0.17	0.10	0.16	0.10
	October 31, 2012	0.13	0.07	0.16	0.07
	January 31, 2013	0.18	0.08	0.19	0.09
	April 30, 2013	0.15	0.10	0.16	0.11

(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
Month 2015
July	0.11	0.08	0.09	0.06
June	0.10	0.06	0.08	0.04
May	0.08	0.06	0.07	0.05
April	0.10	0.06	0.07	0.05
March	0.08	0.06	0.11	0.04
February	0.11	0.06	0.10	0.04

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and Class “A” non-voting shares without par value. 49,329,670 shares were issued and outstanding as of April 30, 2015 and 2014. There are no Preferred or Class “A” Shares currently outstanding. All the Issuer’s outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the past two years ended April 30, 2015 and April 30, 2014, we were not subject to or entered into any material contracts except equity transactions.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Our financial statements included in this Annual Report for the year ended April 30, 2015 and April 30, 2014 were audited by A Chan & Company LLP, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I. SUBSIDIARY INFORMATION

As of the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.80% interest in REGI. Reg Tech also owns an 8.37% interest in REGI.

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2015 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2015 Fiscal Year (CAD$)	2014 Fiscal Year (CAD$)

(a) Audit Fees	16,000	20,000

(b) Audit-Related Fees	0	0

(c) Tax Fees	1,000	1,000

(d) All Other Fees	0	0

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page

Audited Financial Statements for the Years Ended April 30, 2015 and 2014	F-1 - F-30

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

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2015

SUITE 2001
1177 WEST HASTINGS STREET
VANCOUVER, BC V6E 2K3	A CHAN AND COMPANY LLP

T: 604.683.3850

F: 604.688.8479

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2015 and April 30, 2014, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended April 30, 2015 and April 30, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2015 and April 30, 2014, and its financial performance and its cash flows for the years ended April 30, 2015 and April 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Vancouver, British Columbia

August 28, 2015

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 30 April 2015 $	As at 30 April 2014 $
Assets

Current
Cash and cash equivalent	175,254	941,914
HST/GST receivable	1,844	5,738
Prepaid expenses	26,416	1,416
Prepaid expense - Minewest (Note 7)	2,323	-
Advances to REGI US (Note 7)	1,318,674	986,825
Assets held for distribution to shareholders (Note 7)	-	471,200
	1,524,511	2,407,093

Investment in Minewest (Note 7)	-	252,087
	1,524,511	2,659,180
Liabilities

Current
Accounts payable	95,225	173,015
Accrued liabilities	21,500	26,500
Due to related parties (Note 7)	26,030	88,730
Due to Minewest (Note 7)	-	21,732
	142,755	309,977

Shareholders’ equity
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,587,750	10,560,967
Deficit	(24,055,726)	(23,028,628)
	1,309,838	2,310,153

Non-controlling interest	71,918	39,050
	1,524,511	2,659,180

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Subsequent event (Note 12)

On behalf of the Board:

“John Robertson”	Director	“Suzan El-Khatib”	Director
John Robertson		Suzan El-Khatib

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2015 $	For the year ended April 30, 2014 $

Expenses
Shareholder communication	17,442	23,590
Consulting fees	-	4,400
Foreign exchange gain	(63,988)	(4,666)
Interest expense	-	1,609
Management and directors’ fees (Note 7)	72,315	45,981
Office expenses	46,904	21,834
Professional fees	34,238	53,830
Research and development	58,402	47,668
Rent and utilities (Note 7)	15,034	5,903
Financing cost (Note 6)	-	112,319
Stock-based compensation (Note 6)	26,783	6,503
Transfer agent and filing fees	32,634	28,327
Travel and promotion	909	10,801
Wages and benefits	34,343	10,610

Loss before other income (expense)	(275,016)	(368,709)

Other income (expense)
Interest income	4,834	-
Gain on settlement of debt (Note 6)	-	79,617
Gain on disposal of marketable securities	-	6,737
Write-off of GST receivable	(761)	-
Loss in equity investment	(77,119)	(15,298)
Impairment of equity investment in Minewest (Note 7)	(174,968)	-
Write-off of assets held for distribution to shareholders (Note 7)	(471,200)	-

Net and comprehensive loss	(994,230)	(297,653)

Net and comprehensive income (loss) attributable to:
Shareholders of the Company	(1,027,098)	(304,803)
Non-controlling interest	32,868	7,150
	(994,230)	(297,653)

Loss per share – basic and diluted	(0.02)	(0.01)

Weighted average number of common shares outstanding – basic and diluted	49,329,670	37,134,122

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30, 2015	For the year ended April 30, 2014
	$	$

Cash flows used in operating activities
Net loss	(994,230)	(297,653)
Adjustments to reconcile loss to net cash used by operating activities:
Write-off of GST receivable	761	-
Financing cost	-	112,319
Stock-based compensation	26,783	6,503
Gain on debt settlement	-	(79,617)
Unrealized gain on foreign exchange	(68,052)	-
Loss in equity investment	77,119	15,298
Gain on disposal of REGI shares	-	(6,737)
Write-off of assets held for distribution to shareholders	471,200	-
Impairment of equity investment in Minewest	174,968	-
Changes in non-cash working capital items:
Bank indebtedness	-	(4,968)
HST/GST receivable	3,133	3,824
Prepaid expenses	(25,000)	-
Accounts payable and accrued liabilities	(82,790)	(37,147)
Due to (from) related parties	(65,023)	97,771
	(481,131)	(190,407)

Cash flows provided by investing activities
Advances (to) from REGI	(263,797)	24,923
Proceeds from sale of REGI shares	-	6,737
	(263,797)	31,660

Cash flows provided by financing activities
Repayment of convertible debt	-	(20,000)
Repayment of advance from Minewest	(21,732)	(18,786)
Proceeds from share issuances	-	1,188,000
Share issuance cost	-	(48,860)
	(21,732)	1,100,354

Increase (decrease) in cash	(766,660)	941,607
Cash and cash equivalent, beginning	941,914	307
Cash and cash equivalent, ending	175,254	941,914
Non-cash items
Shares issued for debt settlement	-	286,088
Supplemental Disclosures
Interest paid	-	1,600
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

								Total	Non-
	Common	Common	Subscription	Contributed		Convertible		Shareholders’	Controlling
	Shares	Shares	Received	Surplus	Warrants	Debt	Deficit	Equity	interest
	#	$	$	$	$	$	$	$	$

Balance – April 30, 2013	36,198,793	12,820,362	–	10,554,464	461,471	–	(22,723,825)	1,112,472	31,900

Warrants extension	–	–	–	–	112,319	–	–	112,319	–
Private placement	9,900,000	620,541	–	–	567,459	–	–	1,188,000	–
Share issuance cost	–	(90,426)	–	–	–	–	–	(90,426)	–
Stock-based compensation	–	–	–	6,503	–	–	–	6,503	–
Shares issued for debt settlement	3,230,877	286,088	–	–	–	–	–	286,088	–
Net loss	–	–	–	–	–	–	(304,803)	(304,803)	7,150
Balance – April 30, 2014	49,329,670	13,636,565	–	10,560,967	1,141,249	–	(23,028,628)	2,310,153	39,050

Stock-based compensation	–	–	–	26,783	–	–	–	26,783	–
Net loss	–	–	–	–	–	–	(1,027,098)	(1,027,098)	32,868
Balance – April 30, 2015	49,329,670	13,636,565	–	10,587,750	1,141,249	–	(24,055,726)	1,309,838	71,918

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM/RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2015 owns a 10.17% interest in REGI U.S, Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these two companies each fund 50% of the development of the Technology.

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

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $24,055,726 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

For the Years Ended April 30, 2015 and 2014

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 28, 2015.

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

Basis of consolidation and presentation

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) until November 18, 2011 when the Company lost control (Note 1) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 1.80% (2014 – 1.80%) interest in REGI. Reg Tech also owns an 8.37% (2014 – 8.41%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled and consequently the investment in REGI has been accounted for as investment in associates.

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

For the Years Ended April 30, 2015 and 2014

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

For the Years Ended April 30, 2015 and 2014

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

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor tax loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

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

For the Years Ended April 30, 2015 and 2014

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

At April 30, 2015, all of the financial instruments measured at fair value are included in Level 1.

The Company’s financial instruments consist of cash, from and to related parties and Minewest, and accounts payable; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

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

For the Years Ended April 30, 2015 and 2014

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

For the Years Ended April 30, 2015 and 2014

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

Asset retirement and environmental obligations

The fair value of a liability for an asset retirement or environmental obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement or environmental obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement or environmental cost is charged to operations using a systematic and rational method and the resulting liability is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As of April 30, 2015 and 2014, the Company does not have any asset retirement or environmental obligations.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations

The following standard has been issued but is not yet effective:

(i) Financial instruments

The IASB has issued IFRS 9 - Financial Instruments (“IFRS 9”) which intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments. The IASB tentatively decided to defer the mandatory effective date until January 1, 2018 with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its financial statements based on the characteristics of its financial instruments at the time of adoption. The Company is currently evaluating the impact of the standard on its financial performance and financial statements disclosures but expects that such impact will not be material.

The Company has adopted the following new accounting standards effective May 1, 2014. These changes were in made in accordance with the applicable transitional provisions and had no impact on the financial statements.

(i) Levies

The IASB issued IFRIC 21 - Levies (“IFRIC 21”), an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

(ii) Impairment of assets

The IASB issued amendments to IAS 36 - Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively.

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

For the Years Ended April 30, 2015 and 2014

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

(iv)	Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. The directors monitor future cash requirements to assess the Company’s ability to meet these future funding requirements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2015	Cash	Advances to Equity Accounted Investee	Accounts Payable
	$2,478	$733,104	$29,607

At April 30, 2015 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $76,023.

Interest rate and credit risk

As at April 30, 2015, the Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

6.	Share Capital

Authorized

Unlimited	Common shares without par value.
Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares.
Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2015, Rand owns 217,422 (2014 – 217,422) shares of the Company valued at $43,484 that have been deducted from the total shares issued and outstanding. The value of these shares has been deducted from share capital.

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

For the Years Ended April 30, 2015 and 2014

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

All options granted under the 2000 plan have the following vesting schedule:

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

All options granted under the 2009 plan have the following vesting schedule:

(i) no more than 25% of an option may be exercised during any 90 day period during the term of the option; and

(ii) each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90 day period.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the year ended April 30, 2015, the Company recorded stock-based compensation of $26,783 (2014 - $6,503) as a general and administrative expense.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

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

On July 10, 2014, the Company granted to certain directors and consultants 1,175,000 options exercisable at $0.10 per share into the Company’s common stock up to July 10, 2019. The fair value of options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 1.18%, expected volatility of 183%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.09 per option.

As at April 30, 2015, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

The following is a summary of options activities during the years ended April 30, 2015 and 2014:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2013	3,325,000	0.16
Expired without being exercised	(675,000)	0.29
Forfeited	(50,000)	0.11
Granted	300,000	0.10
Outstanding at April 30, 2014	2,900,000	0.12
Granted	1,175,000	0.10
Expired	(50,000)	0.21
Outstanding at April 30, 2015	4,025,000	0.11

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

6.	Share Capital (Cont’d)

Stock Options(Cont’d)

The following options were outstanding at April 30, 2015:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$
October 21, 2015	0.14	750,000	0.48
April 11, 2018	0.11	1,800,000	3.95
August 21, 2018	0.10	300,000	3.31
July 10, 2019	0.10	1,175,000	4.20

Options Outstanding		4,025,000

Options Exercisable		1,006,250

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

6.	Share Capital (Cont’d)

Share Purchase Warrants

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

The following is a summary of warrant activities during the years ended April 30, 2014 and 2015:

	Number of warrants	Weighted average exercise price
		$
Outstanding at April 30, 2013	3,178,675	0.17
Expired, unexercised	(1,063,300)	0.20
Issued	9,900,000	0.15
Outstanding at April 30, 2014	12,015,375	0.15
Expired	(2,115,375)	0.15
Outstanding at April 30, 2015	9,900,000	0.15

The following warrants were outstanding at April 30, 2015:

Expiry Date	Exercise price	Number of warrants
	$
March 26, 2017	0.15	2,200,000
April 30, 2017	0.15	7,700,000
	0.15	9,900,000

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

7.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2015, the Company is owed an aggregate of $1,318,674 (2014 - $986,825) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

The following summarizes the consolidated financial information of REGI.

	April 30, 2015	April 30, 2014
	US$	US$

Total current assets and total assets	491	1,876

Total current liabilities and total liabilities	1,976,419	1,767,640

	Years Ended April 30,
	2015	2014
	US$	US$

Revenue	-	-
Loss from operations	(409,806)	(586,108)
Other expense	(1,440)	(1,440)

Net loss	(411,246)	(587,548)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

REGI (Cont’d)

Effective April 30, 2008, the investment in REGI has been accounted for as investment in associates. The Company’s annual and accumulated share of REGI’s losses that were not recognized after the investment was written down to zero is as follows:

	Unrecognized share of loss
2008	US$	259,682
2009		159,115
2010		158,645
2011		28,104
2012		45,575
2013		59,471
2014		59,989
2015		41,824
Accumulated loss	US$	812,405
Investment in REGI written off at cost in 2008	CAD$	215,800

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

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Minewest (Continued)

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2015, these shares have not been distributed and are recorded at $nil after $471,200 for Minewest shares held by the Company for its shareholders was written off to statement of operation as a result of uncertainty of Minewest’s future after being ceased traded since January 8, 2014. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2015 (2014 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

During the year ended April 30, 2015 as a result of uncertainty of Minewest’s future after being ceased traded since January 8, 2014, the Company recorded impairment of equity investment in Minewest of $174,968 after recording loss on equity investment in Minewest of $77,119.

As at April 30, 2015 the Company’s investment in Minewest was recorded at $Nil (2014 - $252,087) under equity method and held 26.10% ownership in Minewest.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting a gain on debt settlement of $35,000.

At April 30, 2015, the Company recorded a prepaid expense of $2,323 to Minewest (2014 - $21,732 owed to Minewest by the Company). The amounts owed are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Minewest (Continued)

The following summarizes the financial information of Minewest:

Minewest Silver and Gold Inc. (in CAD$)

	April 30, 2015	April 30, 2014
	$	$
Current asset	120,570	108,394
Non-current asset	7,700	299,771
Total current assets and total assets	128,270	408,164

Total current liabilities and total liabilities	103,218	128,638

	Years Ended April 30,
	2015	2014
	$	$
Revenue	-	-
Operating expenses and loss from operations	(2,151)	(23,616)
Other loss	(293,324)	(35,000)

Net loss	(295,475)	(58,616)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Other related parties

At April 30, 2015, the Company is owed an aggregate of $26,030 (2014 - $88,730) to related parties. During the year ended April 30, 2014 after the Company had a debt settlement of $267,705 with issuance of 2,230,877 common shares valued at a fair value of $0.10 per share resulting in a gain on debt settlement of $44,617. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the President of the Company controls or significantly influences.

During the year ended April 30, 2015, rent and utility of $15,034 (2014 - $5,903) incurred with a company having common officers and directors.

During the year ended April 30, 2015, total management fees of $30,000 (2014 - $30,000) were accrued or paid to a company having common officers and directors.

During the year ended April 30, 2015, management fees of $11,315 (2014 - $4,598) and director fees of $31,000 (2014 - $11,400) were accrued or paid to officers, directors and companies controlled by officers and directors for services rendered.

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

For the Years Ended April 30, 2015 and 2014

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

During the year ended April 30, 2015, interest of $Nil (2014 - $1,600) was incurred for the debt.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

10.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2015	For the year ended April 30, 2014
	$	$
Net loss before income taxes	(994,230)	(297,653)
Combined federal and provincial income tax rate	26.00%	26.00%
Expected income tax recovery	(258,500)	(77,390)

Increase (decrease) due to:
Non-deductible expenses	161,936	(12,323)
Current and prior tax attributes not recognized	96,564	89,713
Income tax expense (recovery)	-	-

The components of deferred tax assets are as follows:

	2015	2014
	$	$
Non-capital losses	1,036,437	970,098
Intangible assets and other	81,434	51,223
Equipment	1,229	1,215
	1,119,100	1,022,536
Unrecognized deferred tax assets	(1,119,100)	(1,022,536)
Net deferred tax assets	-	-

The Company has non-capital losses of approximately $3,854,000 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
2034	280,482
2035	334,766
3,853,978

At April 30, 2015, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2015 and 2014

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2015.

12.	Subsequent Event

There has been no significant subsequent event other than normal course of the business operation.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)
1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)
1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)
2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)
4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)
4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)
4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)
4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)
4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)
4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)
4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)
4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)
4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)
4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)
4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)
4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the “Vane Restraint Mechanism” by Blasingame to the Company	(5)
4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)
4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)
4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

Number	Description

4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)
4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)
4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)
4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)
4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)
4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)
4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)
4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)
8.1	List of Parents and Subsidiaries of the Company	(10)
11.1	Code of Ethics	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CEO	(12)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CFO	(12)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CEO	(12)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CFO	(12)
15.1	Consent of A Chan & Company LLP, Chartered Accountants	(12)

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

REG TECHNOLOGIES INC.

Dated: September 1, 2015	By:	/s/ “John G. Robertson”
John G. Robertson
(President)