Form 20-F
period 2016-04-30
REG TECHNOLOGIES INC
filed 2016-08-30
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission File Number 0-24342

Reg Technologies Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 500 – 666 Burrard Street

Vancouver, British Columbia V6C 3P6, Canada

(Address of principal executive offices)

Suite 500 – 666 Burrard Street, Vancouver, British Columbia V6C 3P6, Canada

Phone: 778-836-5581 Fax: 778-653-5888

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

Title of Each Class	Outstanding at April 30, 2016
Common Shares, no par value	49,329,670

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

Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $1,646,708 in the year ended April 30, 2016 (2015 -$994,230; 2014 -$297,653). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2016 and 2015, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended April 30, 2016 and April 30, 2015 have been audited by A Chan & Company LLP, Chartered Professional Accountants. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2016, US$1.00 was equal to approximately C$1.2533. The exchange rates for the past five fiscal years ended April 30, are presented below.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with IFRS for 2012, 2013, 2014, 2015 and 2016.

Fiscal Years Ended April 30

	2016 $	2015 $	2014 $	2013 $	2012 $
Accounting Standards	IFRS	IFRS	IFRS	IFRS	IFRS
Net Revenues	-	-	-	-	-
Loss from continuing operations	(1,646,708)	(994,230)	(297,653)	(696,758)	(385,880)
Net loss	(1,646,708)	(994,230)	(297,653)	(696,758)	(385,880)
Loss from continuing operations per share	(0.03)	(0.02)	(0.01)	(0.02)	(0.01)
Current assets	3,149	1,524,511	2,407,093	1,494,233	1,552,335
Total assets	3,149	1,524,511	2,659,180	1,783,618	1,872,417
Working Capital	(264,952)	1,381,756	2,097,116	854,987	1,075,173
Capital stock	13,636,565	13,636,565	13,636,565	12,820,362	12,746,997
Weighted average number of shares	49,329,670	49,329,670	37,134,122	35,063,163	32,787,710

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

	2016 $	2015 $	2014 $	2013 $	2012 $
Average for Period	1.3153	1.1491	1.0597	1.0036	0.9961

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	July 2016	June 2016	May 2016	April 2016	March 2016	Feb 2016
	$	$	$	$	$	$
High for Period	1.3212	1.3087	1.3148	1.3135	1.3497	1.4003
Low for Period	1.2876	1.2708	1.2539	1.2533	1.2967	1.3510

On April 30, 2016, the exchange rate was CAD$1.2533 for US$1.00. As of August 26, 2016, the exchange rate was CAD$1.3000 for US$1.00.

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

We have reported losses in each year since its inception. At April 30, 2016, we had an accumulated deficit of $25,715,063. Our history consists almost entirely of development of its products funded entirely from the sale of our Common Stock in the absence of revenues. We anticipate that it will continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increase as our development efforts expand.

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

The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a “going concern” qualification, indicating that our losses and deficits in working capital and shareholders’ equity raise substantial doubt about our ability to continue as a going concern. See “ Operating and Financial Review and Prospects” and Notes to Financial Statements.

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson and Mr. Paul Chute are directors and/or officers of both REGI U.S., Inc. Additionally, Mr. Robertson is a director and officer of IAS Energy, Inc., Linux Gold Corp. and Teryl Resources Corp. Some of our directors and officers are engaged in and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to our company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

While not a highly competitive business in terms of numbers of competitors, the business of developing engines of a new design and attempting to either license or produce them is nonetheless difficult because most existing engine producers are large, well-financed companies which are very concerned about maintaining their market position. These companies possess greater technical resources and market recognition than us, and have management, financial and other resources not yet available to us. Existing engines are likely to be perceived by many customers as superior or more reliable than any new product until it has been in the marketplace for a period of time. There is no assurance that we will be able to compete effectively with these companies.

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

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and unlimited Class “A” non-voting shares without par value. 49,329,670 common shares were issued and outstanding as of April 30, 2016 and the date of this report. There are no Preferred or Class “A” shares currently outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at Suite 500 – 666 Burrard Street, Vancouver, British Columbia V6C 3P6, Canada. Our phone number is 778-836-5581 and our fax number is 778-653-5888.

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

REGI U.S., INC.

REGI U.S., Inc. (“REGI”) was, until April 30, 2008, controlled by Rand Group. REGI was formerly controlled by our company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

Our direct investment in REGI, together with its 51% ownership in Rand Group, gives us control over approximately 3,378,183 shares of REGI, with a carrying value of US$Nil as of April 30, 2016. We can sell, through a registered broker, up to 33,782 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90 day period. During the year ended April 30, 2011, Rand Energy sold 163,000 REGI share for US$57,050, and Reg Tech sold 295,300 REGI shares for US$73,825. During the years ended April 30, 2012 and 2013 we did not sell any REGI shares. During the year ended April 30, 2014 we sold 44,916 REGI shares. During the year ended April 30, 2015 and 2016 we did not sell REGI shares.

At April 30, 2016, the market value of the REGI shares owned by us and Rand Energy was US$67,564.

REGI was organized under the laws of the State of Oregon on July 27, 1992 as Sky Technologies, Inc. with its name changed on August 1, 1994. It has a total authorized capital of 100,000,000 common shares. As of April 30, 2016 and the date of this report, a total of 32,779,298 shares of common stock of REGI were issued and outstanding, of which 588,567 are owned by Rand Energy and 2,744,700 shares are owned by Reg Tech.

Together with REGI, we are in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine. The world-wide marketing and intellectual rights, other than the U.S., are held by Rand Energy (our Canadian subsidiary 51% owned by us) which holds approximately a 1.80% interest in REGI. REGI owns the U.S. marketing and intellectual rights. Rand Group and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

At April 30, 2016, the Company is owed an aggregate of $1,456,985 (2015 - $1,318,674) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand. As the management does not have reasonable expectations for the recovery of this amount, the balance is written off during the year ended April 30, 2016.

Minewest Silver and Gold Inc.

In July, 2010 we incorporated our 80% owned subsidiary Minewest Silver and Gold Corp. Inc. (“Minewest”), a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. During the year ended April 30, 2011, we transferred to Minewest our 100% ownership in our undivided 50% interest subject to a 5% net smelter return in 33 mining claims (the “Silverknife Property”) in the Tootsee River area of the province of British Columbia for cash payment of $25,000 and issuance of 8,000,000 common shares of Minewest. Effective December 15, 2010 Minewest purchased 100% of Rapitan Resources Inc.’s ownership in 25% interest of the Silverknife Property for cash payment of $10,000 and issuance of 2,0000,000 common shares of Minewest.

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

On September 1, 2015 we announced that the prototype was being assembled, and would be spin tested when assembly was complete. After spin testing, the engine would need to be tested on a dynameter in order to begin the fine tuning of the combustion and determine the horsepower produced.

On October 2, 2015 we announced that several parties had expressed interest in working with REGI to develop prototypes that meet their future needs. Preliminary designs had begun to outline physical requirements for several sizes of prototype engines. The ranges of interest were from 165 horsepower down to 5 horsepower. The end use varied from propulsion for land air and sea to power generation for land air and sea. NDA’s had been signed to allow REGI to share data with the appropriate parties, so they could begin estimates based on size and weight for their application. REGI had provided cost estimates for preparation and testing of the prototypes. The programs all included accelerated prototype development and production using state-of-the-art methods to minimize time and development costs. The information provided would be used to request budget money in the near future.

On November 10, 2015 we announced that additional testing on the 375 horsepower diesel engine would be completed in Spokane, Washington. The engine was transported to Spokane Washington and was being prepared for spin testing at various RPMs with full lubrication and cooling in preparation for combustion testing.

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

These patents expired and were replaced by U.S. Patent No. 7,896,630 entitled Rotary Device with Reciprocating Vanes and Seals Therefor, which was assigned to REGI U.S. Inc. in 2011, and is currently in good understanding. This patent approved 23 claims of RadMax™ diesel engine technology. The new design claims were far more advanced than the previous Rand Cam technology patents. This patent will expire on February 13, 2027 if all remaining maintenance fees are paid.

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

C. ORGANIZATIONAL STRUCTURE

As of April 30, 2016 and the date of this report, we own approximately 26.10% interest in Minewest Silver and Gold Inc., a private British Columbia company, and a 51% interest in Rand Energy Group Inc., which owns a 1.80% interest in REGI. We also own an 8.37% interest in REGI.

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

Source of Funds for Fiscal 2015 and 2016

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

Use of Funds for Fiscal 2017

We anticipate that our cash requirements for the fiscal year ending April 30, 2017 will be around $450,000 to carry out research and development activities and maintain our listing status.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities. We have no employees and do not anticipate there will be changes.

ITEM 4A. UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2015 and 2016.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine.

As a development stage company, we devote most of our activities to establishing our business. Planned principal activities have not yet produced significant revenues. We have undergone losses to date totaling $25,715,063 and further losses are expected until we complete a licensing agreement with a manufacturer and reseller. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to emerge from the development stage with respect to our planned principal business activity is dependent upon our successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for our products.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2016 compared to fiscal year ended April 30, 2015

For the year ended April 30, 2016, we recorded a net and comprehensive loss of $1,646,708 or $0.03 per share, as compared to a net and comprehensive loss of $994,230 or $0.02 per share for the year ended April 30, 2015.

The significant increase in net loss was due to the write-off of receivable from REGI of $1,456,985 as the management does not have reasonable expectations for the recovery of this amount.

We have generated no revenue from our operations. We have incurred operating expenses and operating loss of $196,613 for the year ended April 30, 2016 (2015 - $275,016).

–	Shareholder communication expenses increased from $17,442 in 2015 to $21,276 in 2016, as in 2016 we held our annual shareholder meeting and incurred related expenses;

–	Office expenses decreased from $46,904 in 2015 to $26,061 in 2016, office rent and utility expense decreased from $15,034 in 2015 to $13,950 in 2016, wages and benefits decreased from $34,343 in 2015 to $19,007 in 2016, and management fees decreased from $72,315 in 2015 to $42,959 in 2016, as in 2016 we did not record such fees in the last quarter.

–	Professional fees decreased from $34,238 in 2015 to $28,159 in 2016, because we were less active in 2016.

–	Travel and promotion expense significantly decreased from $909 in 2015 to $Nil in 2016 as in 2015 we were less active;

–	Transfer agent and filing fees decreased from $32,634 in 2015 to $15,907 in 2016 as a result of decrease in related activities in 2016;

–	Research and development expenses decreased from $58,402 in 2015 to $53,983 in 2016 as required by our research work on our technology;

–	We recorded stock based compensation of $26,783 in 2015 for 25% of the 1,175,000 options granted and vested. We didn’t record any stock based compensation in 2016.

In 2015 we recorded loss of $77,119 for equity pick up of our 26.10% equity interest in Minewest. In 2016 no such loss was recorded.

In 2016 we recorded gain on debt settlement of $6,586. We did not have such debt settlement or gain or loss from such settlement in 2015.

In 2015 we recorded impairment of $174,968 of our equity investment in Minewest and wrote off the value of Minewest shares of $471,200 we have held for the Company’s shareholders, as a result of uncertainty of Minewest’s future after its cease trade since January 8, 2014. In 2016 we did no record such impairment or write-off.

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

–	Shareholder communication expenses decreased from $23,590 in 2014 to $17,442 in 2015, as in 2015 we relied more on our in-house services;

–	Consulting fees decreased from $4,400 in 2014 to $nil in 2015 as we did not need to engage external consulting service in 2015;

–	Office expenses increased from $21,827 in 2014 to $46,904 in 2015, office rent and utility expense increased from $5,903 in 2014 to $15,034 in 2015, wages and benefits increased from $10,610 in 2014 to $34,343 in 2015, and management fees increased from $45,981 in 2014 to $72,315 in 2015, because in 2014 we were able to share these services with other companies.

–	Professional fees decreased from $53,830 in 2014 to $34,238 in 2015, because we further streamlined our accounting process and incurred lower securities related legal expenses in 2015.

–	Travel and promotion expense significantly decreased from $10,801 in 2014 to $909 in 2015 as in 2014 we travelled to meet with investors;

–	Transfer agent and filing fees slightly increased from $28,327 in 2014 to $32,634 in 2015 as a result of increase in related activities in 2015;

–	Research and development expenses increased from $47,668 in 2014 to $58,402 in 2015 as required by our research work on our technology;

–	In 2015 we recorded stock based compensation of $26,783 for 25% of the 1,175,000 options granted and vested in the year, increased from $6,503 in 2014 for 25% of the 300,000 options granted and vested in 2014.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Fiscal year ended April 30, 2016

As of April 30, 2016 we had a cash and cash equivalent position of $54 compared to $175,254 as at April 30, 2015, representing a decrease of $175,200. As at April 30, 2016 we had a working capital deficit of $264,952, compared to a working capital of $1,381,756 as at April 30, 2015.

During the year ended April 30, 2016 and April 30, 2015 we did not raise funds from our financing activities.

As at April 30, 2016 we were owed $1,456,985 (April 30, 2015 - $1,318,674) by REGI. REGI and the Company is each responsible for 50% of the costs for RadMax Engine research and development and related administrative support.

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

We estimate that we will require approximately $200,000 to fund our general and administrative expenses for the next twelve months. We will also require approximately $250,000 to fund our share of the costs for the Rand Cam Engine, being the master design integrator, prototype fabrication and labour expense. We do not currently have sufficient working capital to carry out our current operations. In order to continue, we will need to raise funds by way of an equity financing. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

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

During the last two fiscal years, we spent $53,983 and $58,402 on research and development in fiscal 2016 and 2015 respectively.

D. TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements during the year ended April 30, 2016.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of the date of this report, our Board of Directors consisted of five directors, four of whom are independent non-executive directors. The following table provides certain information about the members of our Board of Directors.

Name	Position with Registrant	Office Held Since
John G. Robertson	Director	1982
Susanne Robertson *	Director	1984
Paul Chute *	Director, President, CEO and interim CFO	July, 2016
Jina Liu *	Director	2014
Shaojun Zhang	Director	2015

* Indicates member of the Audit Committee.

Ms. Suzan El-Khatib resigned as a director during the year ended April, 2016.

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

Paul Chute. Mr. Chute has a lifetime of experience in making development stage companies successful, serving as both CFO and CEO of both private and public companies. Mr Chute’s strong belief in the potential of the RadMax technology has led him to come out of recent retirement to move the companies forward and focus on refining, testing and marketing the RadMax Engine. Mr. Chute was appointed a director and the Chief Executive Officer of the Company on July 17, 2016. Mr. Chute also serves as a director and the Chief Executive Officer of REGI. Mr. Chute has his Bachelor of Science degree in accounting and his MBA degree. Mr. Chute expects to devote 100% of his time to the joint operations of Reg Technologies Inc. and REGI, US.

John G. Robertson. Since October 1982, Mr. Robertson has been President and a director of the Company. He is also the Chairman of the Board, founder and a director of Linux Gold Corp. since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI since July 1992. Mr. Robertson has been the President and a director of IAS Energy, Inc. (OTC Pink Sheets “IASCA.PK”) since its formation in December 1994 in the state of Oregon. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in the management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July, 1991), Access Information Services, Ltd. (since September, 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), and Minewest Silver and Gold Inc. (since 2010). Mr. Robertson resigned as the President and CEO of the Company effective July 17, 2016. Mr. Roberson remains as a director of the Company.

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

Cease Trade Orders

On August 16, 2016 the BCSC issued a CTO to REGI, for failure to file its annual filings for the year ended April 30, 2016. The CTO was revoked on August 18, 2016 following the filing of its annual filings.

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

Other than the disclosed above, to our knowledge, no proposed director is, or has, within the 10 years before the date of this report, been a director or executive office of any company that, while that person was acting in that capacity:

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

B. COMPENSATION

During the financial year ended April 30, 2016, we had two Named Executive Officer (“NEO”) being John Robertson, Chief Executive Officer (“CEO”) and President and James Vandeberg, Chief Financial Officer.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2016, 2015 and 2014. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity incentive
					plan compensation
					($)
Name and Principal Position	Year Ended April 30	Salary ($)	Share-based Awards ($)	Option-Based Awards ($) (6)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen -sation ($)	Total compensation ($)
John G Robertson,	2016 2015	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	22,500 30,000	22,500 30,000
CEO (1)(2)(3)	2014	Nil	Nil	2,168	Nil	Nil	Nil	30,000	32,168

James	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Vandeberg,	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO (4)(5)	2014	Nil	Nil	1,084	Nil	Nil	Nil	Nil	1,084

1.	Mr. Robertson is also a director of the Company and received annual compensation of $15,000 in that capacity in 2016.
2.	Mr. Robertson is a director of SMR Investments Ltd., which accrued $2,500 per month in 2014 and 2015; and was paid or accrued $2,500 per month for management services provided for the Company until January 31, 2016.
3.	Mr. Robertson’s option-based awards granted during 2014 consisted of 100,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 850,000 stock options granted on April 11, 2013 at an exercise price of $0.11.
4.	Mr. Vandeberg was also a director of the Company until April 30, 2014, but did not receive any compensation in that capacity.
5.	Mr. Vandeberg’s option-based awards granted during 2014 consisted of 50,000 stock options granted on August 21, 2014 at an exercise price of $0.10; his option-based awards granted during 2013 consisted of 50,000 stock options granted on April 11, 2013 at an exercise price of $0.11.
6.	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. (“SMR”) to provide services to us. SMR is a private company controlled by Susanne Robertson, a director and the spouse of our President. Our President is also a director and officer of SMR. SMR provides management services for a monthly fee of $2,500. These services consist of general management services. The agreement was terminated upon Mr. Robertson’s resignation as the President and CEO of the Company.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year ended April 30, 2016.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share-based awards that have not vested ($)
John Robertson	100,000 850,000	0.10 0.11	August 21, 2018 April 11, 2018	Nil Nil	Nil	NA

James Vandeberg	50,000 50,000	0.10 0.11	August 21, 2018 April 11, 2018	Nil Nil	Nil	NA

(1) The closing price of our shares on the TSX Venture Exchange (“TSX.V”) on April 30, 2016 was $0.02

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

Director Compensation

For our most recently completed fiscal year ended April 30, 2016:

1.	no compensation of any kind was accrued, owing or paid to any of our directors for acting in their capacity as such;

2.	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for acting in their capacity as such;

3.	excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to us as consultants or experts;

4.	excluding our NEOs, no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all stock option-based awards granted to the directors that were outstanding at the end of the most recently completed financial year ended April 30, 2016.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Susanne Robertson	250,000 250,000	0.11 0.10	April 11, 2018 July 10, 2019	Nil Nil	Nil	NA
Suzan El-Khatib(2)	Nil	NA	NA	Nil	Nil	NA
Shaojun Zhang	500,000	0.10	July 10, 2019	Nil	Nil	NA
Jina Liu	200,000	0.10	July 10, 2019	Nil	Nil	NA

(1)	The closing price of our common shares on the TSX.V on April 29, 2016 was $0.02.

(2)	Ms. El-Khatib’s options expired following her resignation as a director of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned by our non-executive directors during the financial year ended April 30, 2016.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Susanne Robertson	Nil	Nil	Nil
Suzan El-Khatib	Nil	Nil	Nil
Jina Liu	Nil	Nil	Nil
Shaojun Zhang	Nil	Nil	Nil

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

Audit Committee

As of the date of this annual report, the members of our Audit Committee are Jina Liu, Susanne Robertson and Paul Chute.

The Audit Committee must review our annual financial statements before they are approved by our Board of Directors. Our Board of Directors must review, and if considered appropriate, approve our annual financial statements before presentation to our shareholders.

D. EMPLOYEES

As of April 30, 2016, we did not have any direct employees. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees or officers that belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our directors as at August 28, 2016:

Shareholder	Number of common shares issued and outstanding (4)	Percentage ownership (5)
John G. Robertson (1)	6,112,198	12.39%
Susanne Robertson (2)	4,989,386	10.11%
Shaojun Zhang (3)	9,900,000	20.07%
Suzan El-Khatib	—	—
Jina Liu	—	—

(1)	Includes 2,647,421 common shares held directly by Mr. Robertson, 1,146,672 common shares, registered in the name of Access Information Services, Inc., a Washington corporation which is owned and controlled by the Robertson Family Trust, 506,200 common shares registered in the name of Rainbow Networks Inc., a British Columbia company controlled by Mr. Robertson, 1,367,905 common shares held by JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust, and 444,000 common shares held by KLR Petroleum Inc., a British Columbia company controlled by Mr. Robertson.

(3)	Includes 639,975 common shares held directly by Mrs. Robertson and 4,349,411 common shares registered in the name of SMR Investments Ltd., a company wholly-owned by Susanne Robertson.

(4)	Represents the 9,900,000 common shares owned by China Zhongling Hangke New Energy Group Limited, of which Mr. Shaojun Zhang is a director.

(5).	The calculation does not include warrants or options

(6)	As at August 28, 2016 there were 49,329,670 issued and outstanding common shares

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At August 28, 2016, we are aware of three shareholders who own 5% or greater of our voting shares.

Name of Shareholder	Number of Common Shares*	Percentage of Outstanding Common Shares *
China Zhongling Hangke New Energy Group Limited **	9,900,000	20.07%
John G. Robertson	6,112,198	12.39%
Susanne Robertson	4,989,386	10.11%

* See detailed ownership of directors and officers above.

** Mr. Shaojun Zhang is a director of China Zhongling Hangke New Energy Group Limited.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Share Ownership.

As of August 28, 2016, we had 49,329,670 common shares outstanding with 510 registered shareholders, and 47.15%, 32.85% and 20.00% of the common shares held by registered shareholders of Canada, US and other foreign jurisdictions respectively.

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

At April 30, 2016, the Company is owed an aggregate of $1,456,985 (2015 - $1,318,674) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand. As the management does not have reasonable expectations for the recovery of this amount, the balance is written off during the year ended April 30, 2016.

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

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2016, these shares have not been distributed and are recorded at $nil after $471,200 for Minewest shares held by the Company for its shareholders was written off to statement of operation as a result of uncertainty of Minewest’s future after being ceased traded since January 8, 2014. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2016 (2015 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

During the year ended April 30, 2015 as a result of uncertainty of Minewest’s future after Minewest being ceased traded since January 8, 2014, the Company recorded impairment of equity investment in Minewest of $174,968 after recording loss on equity investment in Minewest of $77,119.

As at April 30, 2016 the Company’s investment in Minewest was recorded at $Nil (2015 - $Nil) under equity method and held 26.10% ownership in Minewest.

At April 30, 2016, the Company recorded a balance due to Minewest of $6,253 (2015 - $2,323 prepayment to Minewest by the Company). The amounts owed are unsecured, non-interest bearing and due on demand.

Other related parties

At April 30, 2016, the Company is owed an aggregate of $122,711 (2015 - $26,030) to related parties.

During the year ended April 30, 2016, rent and utility of $13,950 (2015 - $15,034) incurred with a company having common officers and directors.

During the year ended April 30, 2016, total management fees of $22,500 (2015 - $30,000) were accrued or paid to a company having common officers and directors.

During the year ended April 30, 2016, management fees of $5,459 (2015 - $11,315) and director fees of $15,000 (2015 - $31,000) were accrued or paid to officers, directors and companies controlled by officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Consolidated Financial Statements for the years ended April 30, 2016 and 2015

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

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares currently trade on the TSX.V under the trading symbol RRE.V. In addition, we also trade on the OTCBB under the symbol REGRF.OB. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

		TSX.V		OTC BB (1)
		High	Low	High	Low
		CDN $	CDN $	US $	US $
	Quarter Ended
2016
	July 31, 2015	0.11	0.06	0.09	0.04
	October 31, 2015	0.14	0.06	0.12	0.04
	January 31, 2016	0.07	0.02	0.06	0.02
	April 30, 2016	0.03	0.02	0.02	0.01

		TSX.V		OTC BB (1)
		High	Low	High	Low
		CDN $	CDN $	US $	US $
	Quarter Ended
2015
	July 31, 2014	0.14	0.08	0.13	0.06
	October 31, 2014	0.10	0.05	0.09	0.04
	January 31, 2015	0.11	0.05	0.10	0.04
	April 30, 2015	0.11	0.06	0.11	0.04
2014
	July 31, 2013	0.09	0.09	0.12	0.12
	October 31, 2013	0.09	0.07	0.07	0.07
	January 31, 2014	0.09	0.09	0.10	0.10
	April 30, 2014	0.13	0.10	0.12	0.08

(1)	Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX.V and the OTCBB during the most recent six months, for each month as follows:

	TSX.V		OTC BB (1)
	High	Low	High	Low
	CDN $	CDN $	US $	US $
Month 2016
July	0.03	0.02	0.03	0.01
June	0.02	0.01	0.02	0.01
May	0.02	0.02	0.02	0.01
April	0.03	0.02	0.02	0.02
March	0.03	0.02	0.02	0.01
February	0.03	0.02	0.02	0.01

(1)	Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and Class “A” non-voting shares without par value. 49,329,670 shares were issued and outstanding as of April 30, 2016 and 2015. There are no Preferred or Class “A” Shares currently outstanding. All the Issuer’s outstanding shares are Common Shares. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the past two years ended April 30, 2016 and April 30, 2015, we were not subject to or entered into any material contracts.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Our financial statements included in this Annual Report for the year ended April 30, 2016 and April 30, 2015 were audited by A Chan & Company LLP, Chartered Accountants; as stated in their report appearing herein (which report expresses an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

Material contracts and publicly available corporate records may be viewed at our head office in Vancouver, British Columbia.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

–	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2016 due to inadequate segregation of duties and ineffective risk assessment. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2016 Fiscal Year (CAD$)	2015 Fiscal Year (CAD$)

(a) Audit Fees	10,500	16,000

(b) Audit-Related Fees	-	-

(c) Tax Fees	-	1,000

(d) All Other Fees	-	-

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2016 and 2015	45 - 70

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

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2016

UNIT 114B (2nd Floor) – 8988 FRASERTON COURT BURNABY, BC V5J 5H8 T: 604.239.0868 F: 604.239.0866

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Reg Technologies Inc.

We have audited the accompanying consolidated financial statements of Reg Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2016 and April 30, 2015, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended April 30, 2016 and April 30, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2016 and April 30, 2015, and its financial performance and its cash flows for the years ended April 30, 2016 and April 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Chartered Professional Accountants

Burnaby, British Columbia

August 26, 2016

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 30 April 2016 $	As at 30 April 2015 $

Assets

Current
Cash and cash equivalent	54	175,254
HST/GST receivable	3,095	1,844
Prepaid expenses	-	26,416
Prepaid expense - Minewest (Note 7)	-	2,323
Advances to REGI US (Note 7)	-	1,318,674
	3,149	1,524,511
Liabilities

Current
Accounts payable	116,390	95,225
Accrued liabilities	29,000	21,500
Due to related parties (Note 7)	122,711	26,030
	268,101	142,755

Shareholders’ equity
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,587,750	10,587,750
Deficit	(25,715,063)	(24,055,726)
	(349,499)	1,309,838

Non-controlling interest	84,547	71,918

	3,149	1,524,511

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Subsequent event (Note 11)

On behalf of the Board:

“John Robertson”	Director	“Paul Chute”	Director
John Robertson		Paul Chute

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2016 $	For the year ended April 30, 2015 $

Expenses
Shareholder communication	21,276	17,442
Foreign exchange gain	(24,689)	(63,988)
Management and directors’ fees (Note 7)	42,959	72,315
Office expenses	26,061	46,904
Professional fees	28,159	34,238
Research and development	53,983	58,402
Rent and utilities (Note 7)	13,950	15,034
Stock-based compensation (Note 6)	-	26,783
Transfer agent and filing fees	15,907	32,634
Travel and promotion	-	909
Wages and benefits	19,007	34,343

Loss before other income (expense)	(196,613)	(275,016)

Other income (expense)
Interest income	304	4,834
Gain on settlement of debt (Note 6)	6,586	-
Write-off of GST receivable	-	(761)
Loss in equity investment	-	(77,119)
Impairment of equity investment in Minewest (Note 7)	-	(174,968)
Write-off of receivable from REGI US (Note 7)	(1,456,985)	-
Write-off of assets held for distribution to shareholders (Note 7)	-	(471,200)

Net and comprehensive loss	(1,646,708)	(994,230)

Net and comprehensive loss attributable to:
Shareholders of the Company	(1,659,337)	(1,027,098)
Non-controlling interest	12,629	32,868

	(1,646,708)	(994,230)

Loss per share – basic and diluted	(0.03)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	49,329,670	49,329,670

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30 2016	For the year ended April 30 2015
	$	$

Cash flows used in operating activities
Net loss	(1,646,708)	(994,230)
Adjustments to reconcile loss to net cash used by operating activities:
Write-off of GST receivable	-	761
Stock-based compensation	-	26,783
Gain on debt settlement	(6,586)	-
Unrealized (gain) loss on foreign exchange	8,909	(68,052)
Loss in equity investment	-	77,119
Write-off of assets held for distribution to shareholders	-	471,200
Impairment of equity investment in Minewest	-	174,968
Write-off of receivable from REGI US	1,456,985	-
Changes in non-cash working capital items:
HST/GST receivable	(1,251)	3,133
Prepaid expenses	26,416	(25,000)
Accounts payable and accrued liabilities	28,665	(82,790)
Due to (from) related parties	96,681	(65,023)

	(36,889)	(481,131)

Cash flows provided by investing activities
Advances (to) from REGI	(138,311)	(263,797)

	(138,311)	(263,797)

Cash flows provided by financing activities
Repayment of advance from Minewest	-	(21,732)
	-	(21,732)

Increase (decrease) in cash	(175,200)	(766,660)
Cash and cash equivalent, beginning	175,254	941,914
Cash and cash equivalent, ending	54	175,254

Non-cash items
Shares issued for debt settlement	-	-

Supplemental Disclosures
Interest paid	-	-
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total	Non-
	Common	Common	Contributed			Shareholders’	Controlling
	Shares	Shares	Surplus	Warrants	Deficit	Equity	interest
	#	$	$	$	$	$	$

Balance – April 30, 2014	49,329,670	13,636,565	10,560,967	1,141,249	(23,028,628)	2,310,153	39,050
Stock-based compensation	–	–	26,783	–	–	26,783	–
Net loss	–	–	–	–	(1,027,098)	(1,027,098)	32,868
Balance – April 30, 2015	49,329,670	13,636,565	10,587,750	1,141,249	(24,055,726)	1,309,838	71,918
Net loss	–	–	–	–	(1,659,337)	(1,659,337)	12,629
Balance – April 30, 2016	49,329,670	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2016 owns a 10.17% interest in REGI U.S, Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these two companies each fund 50% of the development of the Technology.

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

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $25,715,063 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

For the Years Ended April 30, 2016 and 2015

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 26, 2016.

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

Basis of consolidation and presentation

These financial statements include the accounts of the Company, its 80% owned subsidiary Minewest Silver and Gold Inc. (“Minewest”) until November 18, 2011 when the Company lost control (Note 1) and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”), which owns a 1.80% (2015 – 1.80%) interest in REGI. Reg Tech also owns an 8.37% (2015 – 8.37%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled and consequently the investment in REGI has been accounted for as investment in associates.

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

For the Years Ended April 30, 2016 and 2015

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

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

F-52

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

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

For the Years Ended April 30, 2016 and 2015

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

At April 30, 2016, all of the financial instruments measured at fair value are included in Level 1.

The Company’s financial instruments consist of cash, from and to related parties and Minewest, and accounts payable; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

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

For the Years Ended April 30, 2016 and 2015

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

Upon transfer of “Exploration and evaluation costs “ into “Mine Development “, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development “. After production starts, all assets included in “Mine development “ are transferred to “Producing Mines “.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

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

Asset retirement and environmental obligations

The fair value of a liability for an asset retirement or environmental obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement or environmental obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement or environmental cost is charged to operations using a systematic and rational method and the resulting liability is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As of April 30, 2016 and 2015, the Company does not have any asset retirement or environmental obligations.

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

For the Years Ended April 30, 2016 and 2015

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations

The following standard has been issued but is not yet effective:

(i) Financial instruments

The IASB has issued IFRS 9 - Financial Instruments ( “IFRS 9 “) which intends to replace IAS 39 – Financial Instruments: Recognition and Measurement ( “IAS 39 “) in its entirety with three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments. The IASB tentatively decided to defer the mandatory effective date until January 1, 2018 with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its financial statements based on the characteristics of its financial instruments at the time of adoption. The Company is currently evaluating the impact of the standard on its financial performance and financial statements disclosures but expects that such impact will not be material.

The Company has adopted the following new accounting standards effective May 1, 2014. These changes were in made in accordance with the applicable transitional provisions and had no impact on the financial statements.

(i) Levies

The IASB issued IFRIC 21 - Levies ( “IFRIC 21 “), an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets ( “IAS 37 “), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event ( “obligating event “) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

(ii) Impairment of assets

The IASB issued amendments to IAS 36 - Impairment of Assets ( “amendments to IAS 36 “). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively.

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

For the Years Ended April 30, 2016 and 2015

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

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2016	Cash	Advances to Equity Accounted Investee	Accounts Payable
	$2	$28,051	$28,049

At April 30, 2016 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $2,805.

Interest rate and credit risk

As at April 30, 2016, the Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

6.	Share Capital

Authorized

Unlimited	Common shares without par value

Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Treasury Shares

At April 30, 2016, Rand owns 217,422 (2015 – 217,422) shares of the Company that have been deducted from the total shares issued and outstanding.

Stock Options

The Company has implemented a stock option plan (the “Plan “) to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

All options granted under the 2000 plan have the following vesting schedule:

i)	Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise “.

ii)	The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise “.

iii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise “.

iv)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.

v)	The options expire 60 months from the date of grant.

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

During the year ended April 30, 2016, the Company recorded stock-based compensation of $Nil (2015 - $26,783) as a general and administrative expense.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

6.	Share Capital (Cont’d)

Stock Options(Cont’d)

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

As at April 30, 2016, as the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately at a date of the First Exercise, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

The following is a summary of options activities during the years ended April 30, 2016 and 2015:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2014	2,900,000	0.12
Granted	1,175,000	0.10
Expired	(50,000)	0.21
Outstanding at April 30, 2015	4,025,000	0.11
Forfeited	(725,000)	0.11
Expired	(750,000)	0.14
Outstanding at April 30, 2016	2,550,000	0.11

The following options were outstanding at April 30, 2016:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$
April 11, 2018	0.11	1,350,000	1.95
August 21, 2018	0.10	200,000	2.31
July 10, 2019	0.10	1,000,000	3.19

Options Outstanding		2,550,000
Options Exercisable		637,500

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

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

The following is a summary of warrant activities during the years ended April 30, 2016 and 2015:

	Number of warrants	Weighted average exercise price
		$
Outstanding at April 30, 2014	12,015,375	0.15
Expired	(2,115,375)	0.15
Outstanding at April 30, 2015 and 2016	9,900,000	0.15

The following warrants were outstanding at April 30, 2016:

Expiry Date	Exercise price	Number of warrants
	$

March 26, 2017	0.15	2,200,000
April 30, 2017	0.15	7,700,000
	0.15	9,900,000

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

7.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI has been reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI.

At April 30, 2016, the Company is owed an aggregate of $1,456,985 (2015 - $1,318,674) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand. As the management does not have reasonable expectations for the recovery of this amount, the balance is written off during the year ended April 30, 2016.

The following summarizes the consolidated financial information of REGI.

	April 30, 2016	April 30, 2015
	US$	US$
Total current assets and total assets	42	491
Total current liabilities and total liabilities	2,109,628	1,976,419

	Years Ended April 30,
	2016	2015
	US$	US$
Revenue	-	-
Loss from operations	(221,727)	(409,806)
Other expense	(1,440)	(1,440)
Net loss	(223,167)	(411,246)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

REGI (Cont’d)

Effective April 30, 2008, the investment in REGI has been accounted for as investment in associates. The Company’s annual and accumulated share of REGI’s losses that were not recognized after the investment was written down to zero is as follows:

Unrecognized share of loss
2008	US$ 259,682
2009	159,115
2010	158,645
2011	28,104
2012	45,575
2013	59,471
2014	59,989
2015	41,824
2016	22,696
Accumulated loss	US$ 835,101
Investment in REGI written off at cost in 2008	CAD$ 215,800

Minewest

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated wholly owned subsidiary Minewest for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

–	Cash payment of $25,000 on or before August 15, 2010 (paid);

–	Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. ( “Rapitan”), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

–	Cash payment of $10,000 (paid);

–	Issuance of 2,000,000 shares of common stocks of Minewest (issued).

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Minewest (Continued)

Effective November 18, 2011 Reg Tech obtained court approval for the Plan of Arrangement. On December 14, 2011, Reg Tech declared approximately 4,712,263 Minewest shares to be distributed to as dividend to Reg Tech shareholders on the record date of December 21, 2011, whereby one Minewest share is to be distributed for seven Reg Tech shares of holders. As at April 30, 2016, these shares have not been distributed and are recorded at $nil after $471,200 for Minewest shares held by the Company for its shareholders was written off to statement of operation as a result of uncertainty of Minewest’s future after being ceased traded since January 8, 2014. The distribution is subject to Minewest being listed on the Canadian Stock Exchange.

As a result of the dividend declaration, Reg Tech retains approximately 3,287,737 shares of Minewest, representing approximately 26.10% of the issued and outstanding common shares of Minewest at April 30, 2016 (2015 – 26.10%), and has its controlling interest reduced to significant influence effective November 18, 2011.

During the year ended April 30, 2015 as a result of uncertainty of Minewest’s future after being ceased traded since January 8, 2014, the Company recorded impairment of equity investment in Minewest of $174,968.

As at April 30, 2016 the Company’s investment in Minewest was recorded at $Nil (2015 - $Nil) under equity method and held 26.10% ownership in Minewest.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting a gain on debt settlement of $35,000.

At April 30, 2016, the Company recorded a balance due to Minewest of $6,253 (2015 - $2,323 prepayment to Minewest by the Company). The amounts owed are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Other related parties

At April 30, 2016, the Company is owed an aggregate of $122,711 (2015 - $26,030) to related parties.

During the year ended April 30, 2016, rent and utility of $13,950 (2015 - $15,034) incurred with a company having common officers and directors.

During the year ended April 30, 2016, total management fees of $22,500 (2015 - $30,000) were accrued or paid to a company having common officers and directors.

During the year ended April 30, 2016, management fees of $5,459 (2015 - $11,315) and director fees of $15,000 (2015 - $31,000) were accrued or paid to officers, directors and companies controlled by officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

8.	Commitments

a) In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)	A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)	Pursuant to a letter of understanding dated December 13, 1993, between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation ( “WVURC “), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

iii)	A 1% net profit royalty will be payable to a former director on all U.S. – based sales.

b) The Company is committed to fund 50% of the further development of the Rand CamTM/Direct Charge Engine Technology, with the remaining 50% funded by REGI.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

9.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2016 $	For the year ended April 30, 2015 $
Net loss before income taxes	(1,646,708)	(994,230)
Combined federal and provincial income tax rate	26.00%	26.00%
Expected income tax recovery	(428,144)	(258,500)

Increase (decrease) due to:
Non-deductible expenses	(306,789)	161,936
Current and prior tax attributes not recognized	734,933	96,564

Income tax expense (recovery)	-	-

The components of deferred tax assets are as follows:

	2016 $	2015 $
Non-capital and capital losses	1,771,143	1,036,437
Intangible assets and other	81,662	81,434
Equipment	1,229	1,229
	1,854,034	1,119,100
Unrecognized deferred tax assets	(1,854,034)	(1,119,100)
Net deferred tax assets	-	-

The Company has non-capital losses of approximately $4,089,809 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
2034	280,482
2035	334,766
2036	235,831
4,089,809

At April 30, 2016, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

10.	Capital Management

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2016.

11.	Subsequent Event

There has been no significant subsequent event other than normal course of the business operation.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982	(1)

1.2	Certificate of Name Change and Special Resolution dated February 23, 1993	(1)

1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(9)

2.1	Special rights and restrictions attaching to the Common Shares without par value and the Class A non-voting shares without par value. Special resolution dated November 25, 1985	(1)

4. (a) 1	Contract among the Company, Rand Technologies Corp. and Rand Energy Group Inc. regarding formation of Rand Energy Group Inc. and arrangement of various inter- related matters, dated March 28, 1990	(1)

4. (a) 2	Energy Group Acquisition Agreement among the Company, Rand Cam-Engine Corporation, James L. McCann and Rand Energy Group Inc. regarding acquisition of technology, and rights to the Rand Cam-Engine, dated March 28, 1990	(1)

4. (a) 3	Contract among the Company, Rand Cam-Engine Corporation Rand Energy Group Inc. and James L. McCann regarding arrangement of various inter-related matters concerning issuance of shares, payments, royalties, etc., dated July 30, 1992	(1)

4. (a) 4	Agreement with Center for Industrial Research Applications (CIRA) regarding Year 2: Engine Refinement and Testing on the Rand-Cam Engine	(1)

4. (a) 5	Research & Development Agreement Between Members of the Consortium of Reg Technologies Inc., Rand Energy Group Inc., Hercules Incorporated and The West Virginia University Research Corporation, dated May 10, 1994	(1)

4. (a) 6	Agreement dated October 31, 1995 between the Company and REGI U.S., Inc. regarding assignment of Machine Vision Technology agreement with Integral Vision Systems, Inc.	(2)

4. (a) 7	Cooperative Agreement between the Company and Global Aircraft Corporation regarding NASA General Aviation Propulsion Program	(3)

4. (a) 8	Agreement dated June 22, 1997 between John Weston and the Company regarding the acquisition of rights to Air/Vapour Flow Systems by the Company from Weston	(4)

4. (a) 9	Agreement dated September 23, 1997 between the Company, REGI U.S., Inc. and SMR Investments Ltd. regarding the assignment of the above agreement by the Company to REGI and SMR pending regulatory approval of the original agreement	(4)

4. (a) 10	Agreement dated December 31, 1997 between the Company REGI U.S., Inc. and SMR Investments Ltd. regarding the Canadian rights to the AVFS and repayment of advances to Weston by SMR	(4)

4. (a) 11	Joint Venture Agreement dated July 28, 1998 between REGI U.S., Inc and Trans Air Manufacturing Corporation regarding development and manufacturing of a prototype Bus Compressor	(4)

4. (a) 12	Agreement dated August 5, 1998 between the Company and T.W. Blasingame Company, Inc. (Blasingame) regarding the licensing of certain Rand Cam/Direct Charge Engine manufacturing rights to Blasingame and licensing of certain rights to the “Vane Restraint Mechanism” by Blasingame to the Company	(5)

4. (a) 13	Cooperative and Licensing Agreement dated December 14, 1998 between the Company, REGI U.S., Inc. Rand Energy Group, Inc. USA and Global Aircraft Corporation regarding the NASA SBIR Phase I Contract for development of the Rand-Cam Diesel Aircraft Engine	(5)

4. (a) 14	Agreement made as of October 27, 2000 with GHM Inc. regarding 50% interest in the rights to the hydrogen separator technology	(7)

4. (a) 15	Agreement between Radian, Inc., Reg Technologies Inc., REGI U.S., Inc. and Rand Energy Group Inc. made as of April 24, 2002	(8)

Number	Description

4. (a) 16	Agreement between REGI and Advanced Ceramics Research dated March 20, 2002	(8)

4. (a) 17	Agreement between REGI U.S, Inc. and Reg Technologies Inc. and Anuvu Incorporation dated June 29, 2005	(9)

4. (b) 1	Management Agreement between the Company and SMR Investments Ltd., dated April 2, 1993	(1)

4. (b) 2	Agreement between Brian Cherry, Sky Technologies, Inc. and Rand Energy Group Inc., regarding U.S. rights to the Rand Cam/Direct Charge Engine dated August 20, 1993	(1)

4. (b) 3	Employment Agreement between Sky Technologies, Inc. and Patrick Badgley dated February 9, 1994	(1)

4. (b) 4	Management Agreement between Sky Technologies, Inc. and Access Information Services, Inc., dated April 1, 1994	(1)

4. (b) 5	Agreement between the Company and Rand Energy Group Inc. granting the Company rights to negotiate and sell licenses and marketing rights for the Rand Cam Engine, dated February 27, 1992	(1)

4. (b) 6	Management Agreement dated May 1, 1996 between the Company and SMR Investments Ltd.	(3)

8.1	List of Parents and Subsidiaries of the Company	(10)

11.1	Code of Ethics	(11)

12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CEO	(12)

12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – CFO	(12)

13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CEO	(12)

13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – CFO	(12)

15.1	Consent of A Chan & Company LLP, Chartered Professional Accountants	(12)

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

REG TECHNOLOGIES INC.

Dated:	August 30, 2016	By:	/s/ “Paul Chute”
Paul Chute
(President)