Form 20-F
period 2017-04-30
REG TECHNOLOGIES INC
filed 2018-11-01
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

Commission File Number 0-24342

Reg Technologies Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 500 – 666 Burrard Street

Vancouver, British Columbia, V6C 3P6, Canada

(Address of principal executive offices)

Suite 500 – 666 Burrard Street, Vancouver, British Columbia V6C 3P6, Canada

Phone: 707-246-7294

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

Title of Each Class	Outstanding at April 30, 2017
Common Shares, no par value	4,954,715

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

Yes [  ] No [X]

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

Item 17. [  ] Item 18. [  ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [  ]

BUSINESS OF REG TECHNOLOGIES INC.

The Company was a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax™ rotary technology (the “Technology”), used in the design of lightweight and high efficiency engines, compressors and pumps.

During September, 2016 the Company entered into an asset purchase and sale agreement with REGI U.S., Inc. (“REGI”), pursuant to which the Company sold all of its assets, including but not limited to all Intellectual Property to REGI. The transaction solidified a consolidated, single focused development of the RadMax Technologies by the two companies.

The consideration resulted in one & one tenth (1.1) shares of REGI U.S., Inc. for each one (1) share of Reg Technologies, Inc. The Company obtained shareholder approval by special resolution at a special meeting of the shareholders on November 18, 2016. The transaction received approval from TSX Venture Exchange on February 17, 2017. The Company received a total of 51,757,119 common shares of REGI, which together with the 2,744,700 REGI shares already owned by the Company, were distributed to the shareholders of the Company as dividend in kind in April, 2017.

As of the date of this report the Company does not have a business and is actively completing the reverse takeover transaction (the “Transaction”) with Graph Blockchain Limited (“GBC”).

The Board of Directors of the Company announced on June 29, 2018 that the Company and GBC entered into a non-binding Letter of Intent (the “LOI”) pursuant to which the Company will acquire all of the issued and outstanding securities of GBC in a reverse takeover transaction and the Resulting Issuer company (the “Resulting Issuer”) will continue the current business of GBC. GBC is a private company that is incorporated under the laws of Province of Ontario. GBC has offices in Toronto, Ontario, Silicon Valley, California, and Seoul, Korea. GBC is a Blockchain development company that provides high performance Blockchain solutions that include graphic data analysis and consulting services, implementation of data mining analysis through the use of graph databases and speed enhancements of Blockchain control systems for corporations and government agencies.

Pursuant to the terms of the Transaction, each shareholder of GBC will receive one share of the Resulting Issuer for each share of GBC held prior to completion of the Transaction.

The Transaction was approved by the shareholders of GBC at a special meeting held on September 4, 2018 and was approved by a majority of the shareholders of the Company by way of written resolution on October 17, 2018.

Presently the completion of the Transaction is subject to a number of conditions, which include, but are not limited to:

A.	The Company and GBC entering into a definitive amalgamation agreement in respect of the Transaction;
B.	The satisfactory completion of all legal, business and technical due diligence to the satisfaction of each party; and
C.	The receipt of all required consents and approvals, including without limitation, the approval of the Canadian Securities Exchange to list the Resulting Issuer shares for trading.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FOREIGN PRIVATE ISSUER STATUS

We are a Canadian corporation incorporated under the laws of the Province of British Columbia. Less than 50% of our common stock is held by United States citizens and residents; our business is administered principally outside the United States; and currently none of our assets is located inside the United States. As a result, we believe that we qualify as a “foreign private issuer” for continuing to report regarding the registration of the common stock using this Form 20-F annual report format.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2017 and 2016, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended April 30, 2017 and April 30, 2016 were audited by MaloneBailey, LLP, and A Chan & Company LLP, respectively. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Effective October 22, 2018, the Company completed a consolidation of its common shares (the “Share Consolidation”) on the basis of one post-consolidation share for every 10 pre-consolidation common shares. As a result of the Share Consolidation, the 49,547,092 common shares issued and outstanding were consolidated to 4,954,715 common shares. All information in this report is presented on a post-share consolidation basis, unless otherwise specified.

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2017, US$1.00 was equal to approximately C$1.3645.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with IFRS for 2013, 2014, 2015, 2016 and 2017, presented on a post share consolidation basis.

Fiscal Years Ended April 30

	2017	2016	2015	2014	2013
	$	$	$	$	$
Accounting Standards	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	-	-	-	-	-
Loss from continuing operations	(105,762)	(1,646,708)	(994,230)	(297,653)	(696,758)
Net loss	(105,762)	(1,646,708)	(994,230)	(297,653)	(696,758)
Loss from continuing operations per share	(0.02)	(0.33)	(0.20)	(0.08)	(0.20)
Current assets	4,010	3,149	1,524,511	2,407,093	1,494,233
Total assets	4,010	3,149	1,524,511	2,659,180	1,783,618
Working Capital	(178,839)	(264,952)	1,381,756	2,097,116	854,987
Capital stock	13,636,565	13,636,565	13,636,565	13,636,565	12,820,362

Weighted average number of shares	4,937,256	4,932,967	4,932,973	3,713,412	3,506,316

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

The following tables set forth, for the periods indicated, the exchange rates based on the daily bid rates quoted on OANDA. Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

	2017 $	2016 $	2015 $	2014 $	2013 $
Average Annual Exchange Rate for year ended April 30:	1.3177	1.3153	1.1491	1.0597	1.0036

On April 30, 2017, the exchange rate was CAD$1.3645 for US$1.00. As of October 23, 2018, the exchange rate was CAD$1.3098 for US$1.00.

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

RISK FACTORS RELATED TO OUR BUSINESS AND OPERATIONS

We currently do not have a business.

We were a development stage enterprise and currently do not have a business. We have been subject to all of the attendant business risks associated with an enterprise of this business stage, including constraints on financial and personnel resources, lack of established credit facilities, and uncertainties regarding future revenues. We will continue to be subject to all the risks attendant to a development stage enterprise for the foreseeable future, including the need for additional capital.

We have reported losses in each year since its inception. At April 30, 2017, we had an accumulated deficit of $25,820,825. Our operation has been funded with the sale of our Common Stock in the absence of revenues. We anticipate that the operation to continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increases.

We have received no revenues since inception. See “Operating and Financial Review and Prospects,” and Notes to Financial Statements.

We have no assurance that we will be able to acquire a financially viable business.

We have no assurance that we will be able to acquire a financially viable business. The completion of our Transaction with GBC is subject to a number of conditions, which include but not limited to the following:

(i)	Reg Tech and GBC entering into a definitive amalgamation agreement in respect of the Transaction;
(ii)	The satisfactory completion of all legal, business and technical due diligence to the satisfaction of each party; and
(iii)	The receipt of all required consents and approvals, including without limitation, the approval of the Canadian Securities Exchange to list the Resulting Issuer shares for trading.

We will require additional financing and we may not be able to secure the financing necessary to continue our operations.

There is no assurance that we will be able to secure the financing necessary to complete our Transaction with GBC or to continue our operations. We have no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue our development and operations. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our shareholders. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds on unattractive terms. Our inability to raise capital would have a material adverse effect on us.

We expect to incur losses for the foreseeable future.

We expect to incur losses for the foreseeable future and cannot be certain if or when we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our common shares and our ability to raise capital and continue operations.

Our auditors have indicated that our losses raise substantial doubt about our ability to continue a going concern.

The report of our independent auditors with respect to our financial statements included in this Form 20-F includes a “going concern” qualification, indicating that our losses and deficits in working capital and shareholders’ equity raise substantial doubt about our ability to continue as a going concern. See “Operating and Financial Review and Prospects” and Notes to Financial Statements.

We are dependent upon certain members of our staff, the loss of which could adversely affect our business.

We are dependent on certain members of our management and consultants, the loss of services of one or more of whom could adversely affect our business. The loss of any of these key individuals could hamper the successful acquisition of profitably business. We do not have “key man” life insurance on such officers and currently have no plans to obtain such insurance.

Certain of our directors and officers are also directors and/or officers and/or shareholders of our potential competitors, giving rise to potential conflicts of interest.

Paul Chute, a current director and the CEO and CFO of the Company is also a director and the CFO of REGI U.S., Inc. Some of our directors may be engaged in the search for additional business and financing opportunities on behalf of other corporations, and situations may arise where these directors will be in direct competition with our company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. The Board has resolved that any transaction involving a related party to our Company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

We are dependent upon consultants.

Since our present plans do not provide for internal personnel, we will be primarily dependent on others to perform corporate functions and to provide the requisite expertise. There is no assurance that such persons or institutions will be available when needed at affordable prices. It will likely cost more to engage independent companies.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is no market for our common shares.

Upon completion of asset sales to REGI U.S., Inc. in February, 2017, we voluntarily delisted our common shares from the OTC.BB and the TSX Venture Exchange. Our common shares are currently not listed on any stock exchange, and there is a risk that the Transaction with GBC will not be completed and our common shares will not be approved to be listed on the Canadian Securities Exchange.

The market price for our common shares has been and we anticipate will continue to be volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, and other business developments.

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

You should not expect to receive dividends.

We have sold all our assets and have not generated revenue since inception. We intend to retain future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

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

As of April 30, 2017, 4,954,715 common shares were issued and outstanding.

Effective October 22, 2018, the Company completed a consolidation of its common shares (the “Share Consolidation”) on the basis of one post-consolidation share for every 10 pre-consolidation common shares. As a result of the Share Consolidation, the 49,547,092 issued and outstanding common shares were consolidated to 4,954,715 common shares.

There are no Preferred or Class “A” shares issued or outstanding. They are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

Our head office is located at Suite 500 – 666 Burrard Street, Vancouver, British Columbia V6C 3P6, Canada.

We were initially involved in the mineral development and oil and gas business. The mineral development business produced no revenue from operations and the oil and gas business produced limited revenues.

From October, 1986 to February, 2017 the Company was a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax™ rotary technology (the “Technology”), used in the design of lightweight and high efficiency engines, compressors and pumps. The Technology generated no revenue from operations.

During September, 2016 the Company entered into an asset purchase and sale agreement with REGI U.S., Inc., pursuant to which the Company sold all of its assets, including the intellectual property related to the Technology to REGI U.S., Inc. The transaction solidified a consolidated, single focused development of the RadMax Technologies by the two companies.

The consideration resulted in one & one tenth (1.1) shares of REGI U.S., Inc. for each one (1) share of Reg Technologies, Inc. The Company obtained shareholder approval by special resolution at a special meeting of the shareholders on November 18, 2016. The transaction received approval from TSX Venture Exchange on February 17, 2017. The Company received a total of 51,757,119 common shares of REGI, which together with the 2,744,700 REGI shares previously owned by the Company, were distributed to the shareholders of the Company as dividend in kind in April, 2017.

As of the date of this report the Company does not have a business and is actively working on completing the Transaction with GBC.

B. BUSINESS OVERVIEW

Nature of Our Operations

Recent Development

The Company is currently focusing on completing the Transaction with GBC, subsequent to which the Resulting Issuer will continue with the current business of GBC.

C. ORGANIZATIONAL STRUCTURE

As of April 30, 2017, we had no subsidiary.

On October 10, 2018 we incorporated 2659468 Ontario Inc., our wholly owned subsidiary under the laws of Province of Ontario for the purpose of completing our Transaction with GBC.

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own or lease any real property.

Anticipated Changes to Facilities/Employees

We have no employees or facilities, and do not anticipate there will be changes to employees and facilities prior to acquisition of business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2016 and 2017.

Overview

We were a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine. Planned principal activities did not produce revenue. We currently have no business after our sale of assets to REGI U.S., Inc. in February, 2017.

We accumulated losses from inception to April 30, 2017 totaling $25,820,825 and further losses are expected until we acquire a profitable business. These factors raise substantial doubt about our ability to continue as a going concern.

Our ability to emerge from continuing losses is dependent upon our successful equity financing and acquisition of a profitable business.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2017 compared to fiscal year ended April 30, 2016

We incurred a net loss of $105,762 during the year ended April 30, 2017, compared to a net loss of $1,646,708 during the year ended April 30, 2016. The significant difference was due to loss on write-off of receivable from REGI of $1,456,985 recorded during 2016 as the management did not have reasonable expectations for collecting the amount. In 2016 the Company also recorded interest income of $304 and gain on debt settlement of $6,586.

Total general and administration expenses decreased from $196,613 in 2016 to $105,762 in 2017. During the year ended April 30, 2017 the Company was reorganizing and selling its rights to the Technology, resulting in research and development expenses’ reduction from $53,983 in 2016 to $Nil in 2017. The Company was completely inactive for part of 2016, therefore management fees were incurred for only part of the year at $42,959, which was increased to $50,000 in 2017 as the Company actively worked on reorganizing its business. During 2017 the Company’s management streamlined the operations with no supporting staff, therefore office expenses decreased from $26,061 to $3,155, rent and utility decreased from $13,950 to $Nil, and wages and benefits decreased from $19,007 to $Nil. Professional fees increased from $28,159 in 2016 to $41,812 in 2017 and travel expenses increased from $Nil in 2016 to $3,097 in 2017 as the Company engaged accounting, legal and other consulting services for reorganization and meeting the related regulatory requirements. In 2017, the Company did not engage shareholder communication or shareholder relation services, as the Company sold its assets and voluntarily delisted from the TSX.V. In 2016 the Company incurred $21,276 on shareholder communication related services. In 2016 the Company incurred more filing fees than in 2017 when the Company voluntarily delisted from both TSX.V and OTC, thus transfer agent and filing fees decreased from $15,907 in 2016 to $8,823 in 2017. During the year ended April 30, 2017 the Company recorded foreign exchange gain of $1,125, a decrease from $24,689 in 2016.

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

–	Shareholder communication expenses increased from $17,442 in 2015 to $21,276 in 2016, as in 2016 we held our annual shareholder meeting and incurred related expenses;

–	Office expenses decreased from $46,904 in 2015 to $26,061 in 2016, office rent and utility expense decreased from $15,034 in 2015 to $13,950 in 2016, wages and benefits decreased from $34,343 in 2015 to $19,007 in 2016, and management fees decreased from $72,315 in 2015 to $42,959 in 2016, as in 2016 we did not record such fees in the last quarter.

–	Professional fees decreased from $34,238 in 2015 to $28,159 in 2016, because we were less active in 2016.

–	Travel and promotion expense significantly decreased from $909 in 2015 to $Nil in 2016 as in 2015 we were less active;

–	Transfer agent and filing fees decreased from $32,634 in 2015 to $15,907 in 2016 as a result of decrease in related activities in 2016;

–	Research and development expenses decreased from $58,402 in 2015 to $53,983 in 2016 as required by our research work on our technology;

–	We recorded stock-based compensation of $26,783 in 2015 for 25% of the 1,175,000 options granted and vested. We didn’t record any stock-based compensation in 2016.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of April 30, 2017, we had no cash compared to $54 at April 30, 2016, and a working capital deficit of $178,839, compared to working capital deficit of $264,952 recorded at April 30, 2016.

During the year ended April 30, 2017 the Company funded its operation with increased accounts payable and accrued liabilities of $51,424 and increased due to related parties of $55,199.

Capital Resources

We currently have no business and are completing our reverse takeover transaction with GBC.

Prior to a business acquisition we have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for general and administrative expenses. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

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

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to acquire a profitable business and to maintain a flexible capital structure for our projects for the benefit of our stakeholders.

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

Source of Funds for Fiscal 2016 and 2017

Our primary source of funds since incorporation has been through the issuance of equity securities.

We have been successful in the past in acquiring capital through the issuance of common shares and through advances from related parties and accrued and unpaid serviced by related and non-related parties. Although we intend to continue utilizing these sources, there has been no assurance that these sources and methods would continue to be available in the future.

The audited consolidated financial statements have been prepared assuming that we will continue as a going-concern. As discussed in Note 1 to the audited consolidated financial statements, we have no revenues, working capital deficiency and accumulated loss of $25,820,825, which together raise substantial doubt about our ability to continue as a going-concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the event that no other sources of capital are available to us in the future on a reasonable basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Use of Funds for Fiscal 2018

We incurred operating expenses of $69,955 for the year ended April 30, 2018 which was financed with advances from a related party and increases in accounts payable and accrued liabilities.

We expect to incur approximately $200,000 in relation to the completion of the Transaction with GBC for the year ended April 30, 2019, to be financed with advances from a related party, loans from GBC and accrued services by non-related parties.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Effective February 17, 2017 we sold all our assets including any and all rights to our Technology to REGI U.S., Inc, after which we have not carried out research and development activities.

D. TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”

E. OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the year ended April 30, 2017 or subsequent to it.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of the date of this report, our Board of Directors consisted of three directors, two of whom are independent non-executive directors. All members of the Board of Directors are members of the Audit Committee. The following table provides certain information about the members of our Board of Directors.

Name	Position with Registrant	Office Held Since
Paul Chute	Director, CEO and CFO	July, 2016
Susanne Robertson	Director	September 17, 2018
Dr. James Slinger	Director	September 17, 2018

The present and principal occupations of our directors and executive officers and their business experience, function and area of experience for the Past Five Years are as follows.

Paul Chute

Mr. Chute has extensive experience in making development stage companies successful, having served as CFO, CEO and a Director of both private and public companies. In July 2016, Mr. Chute joined Reg Technologies Inc. and REGI U.S., Inc. out of retirement when both companies faced significant challenges and the pressing need for new leadership. Mr. Chute led the restructuring of both companies against various challenges and successfully consolidated the two companies’ shared interest in the patented RadMax Technology, for which he attracted and retained a team of capable and dedicated engineers, consultants, advisors and technical staff that accomplished significant advancement within two years.

Mr. Chute has his Bachelor of Science degree in accounting and his MBA degree. Mr. Chute also holds advanced certifications as a Diplomat in the American College of Healthcare Executives and a Fellow of the Healthcare Financial Management Association.

Ms. Susanne Robertson

Ms. Robertson was a director of REGI U.S., Inc. from January, 2017 to July 20, 2018, the chief financial officer of REGI U.S., Inc. from November, 2014 to July 2016, and a director of the Company from 1984 to November, 2016. Ms. Robertson was an advisor on the restructuring of REGI U.S. Inc. and the Company.

The directors have served in their respective capacities since their election and/or appointment and will serve until the earlier of the completion of the Transaction with GBC and the next annual meeting of shareholders or until a successor is duly elected.

Dr. James Slinger

Dr. Slinger is Professor Emeritus of Philosophy at California State University, Fresno. He served as department chair and is a member of the American Philosophical Association. He has taught a wide range of courses, including critical thinking, logic, conceptual analysis, and philosophy of science. Dr. Slinger was a director and the Vice President of Communication & Investor Relations of REGI U.S., Inc. until April 30, 2018.

The Board of Directors appoints senior management who serves at the discretion of the Board of Directors.

Involvement in certain legal proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past ten years:

(1)	filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2)	was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4)	was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5)	was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate;

(6)	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any Federal or State securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity;

(8)	was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There is no family relationship between directors or officers. Please refer to Item 7.B. – Related Party Transactions.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. COMPENSATION

Named Executive Officers’ (“NEO” s’) Compensation

During the financial year ended April 30, 2017, we had one NEO being Paul Chute, CEO and CFO.

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

Compensation Objectives and Principles

The primary goal of our executive compensation program is to attract and retain the key executives necessary for our long-term success, and to encourage executives to further our development and our operations. The key elements of our executive compensation program are: (i) base salary; and (ii) incentive stock options. Our directors are of the view that all elements of the total program should be considered, rather than any single element.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2017, 2016 and 2015. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity Incentive Plan Compensation
	Year		Share-based Option-based		Annual Incentive	Long-term Incentive	Pension	All Other	Total
Name and	Ended	Salary	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Principal Position	April 30	($)	($)	($)	($)	($)	($)	($)	($)
Paul Chute,	2017	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
CEO and CFO (1)(2)	2016	NA	NA	NA	NA	NA	NA	NA	NA
	2015	NA	NA	NA	NA	NA	NA	NA	NA
John G Robertson,	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CEO (3)(4)	2016	22,500	Nil	Nil	Nil	Nil	Nil	15,000	37,500
	2015	30,000	Nil	Nil	Nil	Nil	Nil	31,000	61,000
James	2017	NA	NA	NA	NA	NA	NA	NA	NA
Vandeberg,	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO (5)	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Paul Chute was appointed as director, CEO and CFO of the Company in July, 2016.
(2)	Management fees were accrued and not paid to Paul Chute as at the date of this report.
(3)	John Robertson resigned as the Company’s CEO in July, 2016, and was a director of the Company until he passed away in November, 2016.
(4)	John Robertson received director fees in addition to his management fees in 2015 and 2016.
(5)	James Vandeberg resigned as the CFO in July, 2016.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the NEOs which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of our company or from a change in an NEO’s responsibilities following a change in control.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

No stock-based or stock option-based awards were granted to the NEOs during the years ended April 30, 2015, 2016 and 2017; no stock options granted to the NEO’s were outstanding at April 30, 2017 or the date of this report.

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans for our NEOs or employees.

Termination of Employment or Change of Control

We have no plans or arrangements with respect to remuneration received or that may be received by the NEOs as at April 30, 2017 or the date of this report in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Director Compensation

For our fiscal year ended April 30, 2017:

1.	no compensation of any kind was accrued, owing or paid to any of our directors other than John Robertson (see NEOs’ Compensation above) for acting in their capacity as such;

2.	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors other than John Robertson for acting in their capacity as such;

3.	excluding our NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to us as consultants or experts;

4.	excluding our NEOs, no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

Outstanding Share-Based Awards and Option-Based Awards

There was no stock option-based award granted to the directors that was outstanding at April 30, 2017 or the date of this report.

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value vested or earned by our non-executive directors during the financial year ended April 30, 2015, 2016 and 2017.

Indebtedness of Directors and Officers

None of our directors and senior officers, proposed nominees for election or associates of such persons is or has been indebted to us, at any time since May 1, 2016.

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

The directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting. The Company has no service contract with any of the directors providing for benefits upon termination of their term as directors.

Audit Committee

As of the date of this report, the members of our Audit Committee are Dr. James Slinger, Susanne Robertson and Paul Chute.

The Audit Committee must review our annual financial statements before they are approved by our Board of Directors. Our Board of Directors must review, and if considered appropriate, approve our annual financial statements before presentation to our shareholders.

D. EMPLOYEES

During the years ended April 30, 2015, 2016 and 2017 and as of the date of this report, we did not have any employees. Our legal, accounting and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees or officers that belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

As at April 30, 2017 and the date of this report we have no stock option outstanding. See Note 6 in the audited financial statements for the Company’s stock option plan in Item 18 of this report.

The following table sets forth the ownership of our common shares by our directors as at the date of this report:

Name of Shareholder	No of Common Shares Owned (1) (2)	Percentage of Outstanding Common Shares (1)(2)
Susanne Robertson (3)	1,110,158	22.41%

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the Shareholder listed above.
(2)	On a non-diluted and post-consolidation basis.
(3)	Consisting of 63,997 Common Shares held directly by Ms. Susanne Robertson, 434,941 Common Shares registered in the name of SMR Investments Ltd., a corporation controlled by Ms. Susanne Robertson, 264,742 Common Shares held directly by John Robertson Estate, 114,667 Common Shares registered in the name of Access Information Services, Inc., 50,620 Common Shares registered in the name of Rainbow Networks Inc., 136,791 Common Shares held by JGR Petroleum Inc., and 44,400 Common Shares held by KLR Petroleum Inc., all controlled by Ms. Susanne Robertson through her control of Robertson Family Trust and John Robertson Estate.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

Our major shareholders do not have different voting rights.

At the date of this report, we are aware of two shareholders who own 5% or greater of our voting shares.

Name of Shareholder	No of Common Shares Owned (1) (2)	Percentage of Outstanding Common Shares (1)(2)
Susanne Robertson (3)	1,110,158	22.41%
China Zhongling Hangke New Energy Group Limited	990,000	19.98%

Over the three years ended April 30, 2015, 2016 and 2017 and to the date of this report, there has not been a significant change in the percentage ownership held by any major shareholder.

Share Ownership.

As of the date of this report, we had 4,954,715 common shares outstanding with 510 registered shareholders, and 47.15%, 32.85% and 20.00% of the common shares held by registered shareholders of Canada, US and other foreign jurisdictions respectively.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

Completion of our Transaction with GBC would result in GBC shareholders acquiring control of the Company.

B. RELATED PARTY TRANSACTIONS.

Our related parties include directors and/or officers of the Company and companies with common directors.

Upon closing of the asset sales agreement with REGI, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the sales, REGI settled on behalf of the Company its accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

During the year ended April 30, 2017 REGI made an additional payment of $1,987 on behalf of the Company, which was recorded as due to REGI as a related party. As at April 30, 2017 the Company had a balance of $1,987 owed to REGI and recorded as due to related parties.

At April 30, 2017, the Company is owed an aggregate of $53,835 (2016 - $122,711) to related parties.

During the year ended April 30, 2017, management fees of $50,000 (2016 - $Nil) were accrued and not paid to the sole director and officer of the Company.

During the year ended April 30, 2017, rent and utility of $Nil (2016 - $13,950) were incurred with a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016 - $22,500) were accrued or paid to a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016 - $5,459) and director fees of $Nil (2016 - $15,000) were accrued or paid to officers, directors and companies controlled by former officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2017 and 2016, the Company owed an aggregate of $53,835 and $122,711, respectively to related parties, as follows:

	April 30, 2017	April 30, 2016
	$	$
KLR Petroleum Inc.	-	66,672
Minewest Silver and Gold Corp.	-	6,253
SMR Investments Ltd.	-	29,782
REGI	1,987	-
Teryl Resources Corp.	1,848	1,848
Former director and officer	-	18,156
Paul Chute	50,000	-
	53,835	122,711

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Consolidated Financial Statements for the years ended April 30, 2017 and 2016 in Item 18 of this report.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have distributed REGI shares as dividend in kind to our shareholders in April 2017 after completion of asset sale to REGI; we have not paid cash dividends to date and we do not plan to pay cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our common shares were voluntarily delisted from TSX Venture Exchange and OTC.BB in February, 2017 upon asset sale to REGI U.S., Inc.

The ranges of the low and high sales prices (adjusted for after 10:1 consolidation on October 22, 2018) for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

	TSX.V		OTC (1)
	High	Low	High	Low
Year Ended April 30,	CAD$	CAD$	US$	US$
2017	0.85	0.10	0.73	0.10
2016	1.40	0.20	0.73	0.10
2015	1.40	0.50	1.30	0.40
2014	1.30	0.70	1.20	0.70
2013	1.80	0.70	1.90	0.70

	TSX.V		OTC (1)
	High	Low	High	Low
Quarter ended	CAD$	CAD$	US$	US$
July 31, 2017 to October 31, 2018	NA	NA	NA	NA
April 30, 2017	0.85	0.85	0.55	0.35
January 31, 2017	0.85	0.75	0.73	0.50
October 31, 2016	0.65	0.40	0.69	0.20
July 31, 2016	0.25	0.10	0.28	0.10
April 30, 2016	0.30	0.20	0.20	0.10
January 31, 2016	0.70	0.20	0.60	0.20
October 31, 2015	1.40	0.60	1.20	0.40
July 31, 2015	1.10	0.60	0.90	0.40

(1)	Information provided by the Over the Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

As a foreign private issuer, our officers, directors and ten percent beneficial owners will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and Class “A” non-voting shares without par value. As of April 30, 2017, 4,954,715 shares were issued and outstanding. Effective October 22, 2018, the Company completed a consolidation of its common shares on the basis of one post-consolidation share for every 10 pre-consolidation common shares. As a result of the Share Consolidation, the 49,547,092 common shares issued and outstanding were consolidated to 4,954,715 common shares, which are outstanding at the date of this report. There are no Preferred or Class “A” Shares issued or outstanding. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the years ended April 30, 2017 and April 30, 2016, we were not subject to or entered into any material contracts.

On May 31, 2018 the Company and GBC entered into a non-binding Letter of Intent (the “LOI”) which outlines the general terms and conditions for the Company’s Transaction with GBC pursuant to a reverse-takeover (“RTO”).

The Company and GBC intend to enter into a definitive agreement in respect of the Transaction (the “Definitive Agreement”) pursuant to which the common shares of GBC will be exchanged for 123,333,333 common shares in the capital of the Company (collectively, the “Resulting Issuer Shares”) at a deemed price of C$0.30 per Resulting Issuer Share on a pre-Consolidation basis and pursuant to an exchange ratio to be agreed to by the Parties in accordance with the terms of the Definitive Agreement. In addition, GBC will have the right but not the obligations to complete a private placement of common shares at a price per share of C$0.30 for maximum gross proceeds of C$10,000,000 concurrent with the Transaction.

Completion of the Transaction is subject to a number of conditions: (i) Reg Tech and GBC entering into the Definitive Agreement; (ii) the satisfactory completion of all legal, business and technical due diligence to the satisfaction of each party; and (iii) the receipt of all required consents and approvals, including without limitation, the approval of the Canadian Securities Exchange (the “CSE”) to list the Resulting Issuer Shares for trading, and the approval of shareholders of GBC (obtained on September 4, 2018) and the Company (obtained on October 17, 2018 ).

Upon completion of the Transaction, the Resulting Issuer will continue to focus on the current business and affairs of GBC.

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

Not applicable.

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

I. SUBSIDIARY INFORMATION

As of the date of this report, we do not have subsidiaries.

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

A - D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

E. USE OF PROCEEDS

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2017 due to inadequate segregation of duties and lack of multiple levels of supervision and review. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we will require appointment of additional qualified personnel to address inadequate segregation of duties, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

A copy of the Code is available from us on written request, and was filed with our Form 20F for the year ended April 30, 2010 on August 31, 2010.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2017 Fiscal Year (CAD$)	2016 Fiscal Year (CAD$)

(a) Audit Fees	14,000	10,500

(b) Audit-Related Fees	-	-

(c) Tax Fees	-	-

(d) All Other Fees	-	-

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2017 and 2016

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The consolidated financial statements, together with the report of MaloneBailey LLP, and A Chan & Company LLP on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Report of Independent Registered Public Accounting Firm dated July 27, 2018 of MaloneBailey LLP	29

Report of Registered Public Accounting Firm dated August 26, 2016 of A Chan & Company LLP, Chartered Accountants	30

Consolidated Balance Sheets as at April 30, 2017 and 2016	31

Consolidated Statements of Operations and Comprehensive Loss for the years ended April 30, 2017, 2016 and 2015	32

Consolidated Statements of Cash Flows for the years ended April 30, 2017, 2016 and 2015	33

Consolidated Statements of Changes in Equity for the years ended April 30, 2017 and 2016	34

Notes to the Consolidated Financial Statements for the years ended April 30, 2017 and 2016	35

Reg Technologies Inc.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Sole Director of

Reg Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Reg Technologies, Inc. (the “Company”) as of April 30, 2017, and the related statements of operations, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas

July 27, 2018, except for Note 10 which the date is November 1, 2018

The accompanying notes are an integral part of these consolidated financial statements.

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

“A Chan and Company LLP”

Chartered Professional Accountants

Burnaby, British Columbia

August 26, 2016

Reg Technologies Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	April 30,	April 30,
	2017	2016
	$	$
Assets

Current
Cash and cash equivalent	-	54
HST/GST receivable	4,010	3,095
	4,010	3,149
Liabilities

Current
Accounts payable	84,014	116,390
Accrued liabilities	45,000	29,000
Due to related parties (Note 7)	53,835	122,711
	182,849	268,101

Shareholders’ Deficit
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,864,172	10,587,750
Deficit	(25,820,825)	(25,715,063)
	(178,839)	(349,499)

Non-controlling interest	-	84,547

	4,010	3,149

Nature and Continuance of Operations (Note 1)

Subsequent events (Note 10)

On behalf of the Board:

“Paul Chute”

Paul Chute

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30,	For the year ended April 30,	For the year ended April 30,
	2017	2016	2015
	$	$	$

Expenses
Shareholder communication	-	21,276	17,442
Foreign exchange gain	(1,125)	(24,689)	(63,988)
Management and directors’ fees (Note 7)	50,000	42,959	72,315
Office expenses	3,155	26,061	46,904
Professional fees	41,812	28,159	34,238
Research and development	-	53,983	58,402
Rent and utilities (Note 7)	-	13,950	15,034
Stock-based compensation	-	-	26,783
Transfer agent and filing fees	8,823	15,907	32,634
Travel and promotion	3,097	-	909
Wages and benefits	-	19,007	34,343

Loss before other income (expense)	(105,762)	(196,613)	(275,016)

Other income (expense)
Interest income	-	304	4,834
Gain on settlement of debt	-	6,586	-
Write-off of receivable from REGI US (Note 7)	-	(1,456,985)	-
Write-off of GST receivable	-	-	(761)
Loss in equity investment	-	-	(77,119)
Impairment of equity investment in Minewest	-	-	(174,968)
Write-off of assets held for distribution to shareholders	-	-	(471,200)

Net and comprehensive loss	(105,762)	(1,646,708)	(994,230)

Net and comprehensive loss attributable to:
Shareholders of the Company	(105,762)	(1,659,337)	(1,027,098)
Non-controlling interest	-	12,629	32,868

	(105,762)	(1,646,708)	(994,230)

Loss per share – basic and diluted	(0.02)	(0.33)	(0.20)

Weighted average number of common shares outstanding – basic and diluted	4,937,256	4,932,973	4,932,973

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year	For the year	For the year
	ended April 30,	ended April 30,	ended April 30,
	2017	2016	2015
	$	$	$
Cash flows used in operating activities
Net loss	(105,762)	(1,646,708)	(994,230)
Adjustments to reconcile loss to net cash used by operating activities:
Write-off of GST receivable	-	-	761
Stock-based compensation	-	-	26,783
Gain on debt settlement	-	(6,586)	-
Unrealized (gain) loss on foreign exchange	-	8,909	(68,052)
Loss in equity investment	-	-	77,119
Write-off of assets held for distribution to shareholders	-	-	471,200
Write-off of receivable from REGI US	-	1,456,985	-
Impairment of equity investment in Minewest	-	-	174,968
Changes in non-cash working capital items:
GST Receivable	(915)	(1,251)	3,133
Prepaid expenses	-	26,416	(25,000)
Accounts payable and accrued liabilities	51,424	28,665	(82,790)
Due to related parties	55,199	96,681	(65,023)
Net cash used in operating activities	(54)	(36,889)	(481,131)

Cash flows used in investing activities
Advances to REGI	-	(138,311)	(263,797)
Net cash used in investing activities	-	(138,311)	(263,797)

Cash flows provided by financing activities
Repayment of advance from Minewest	-	-	(21,732)
Net cash provided by financing activities	-	-	(21,732)

Decrease in cash	(54)	(175,200)	(766,660)
Cash and cash equivalent, beginning	54	175,254	941,914
Cash and cash equivalent, ending	-	54	175,254
Non-cash items
Non-controlling interest reclassified to contributed surplus	84,547	-	-
Accounts payable settled by REGI U.S., Inc.	67,800	-	-
Related party balances settled by REGI U.S., Inc.	124,075	-	-
Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total	Non-
	Common	Common	Contributed			Shareholders’	Controlling
	Shares	Shares	Surplus	Warrants	Deficit	Equity	interest
	#	$	$	$	$	$	$

Balance – April 30, 2014	4,932,973	13,636,565	10,560,967	1,141,249	(23,028,628)	2,310,153	39,050
Stock based compensation	-	-	26,783	-	-	26,783	-
Net loss	-	-	-	-	(1,027,098)	(1,027,098)	32,868
Balance – April 30, 2015	4,932,973	13,636,565	10,587,750	1,141,249	(24,055,726)	1,309,838	71,918
Net loss	-	-	-	-	(1,659,337)	(1,659,337)	12,629
Balance – April 30, 2016	4,932,973	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547
Disposition of assets	21,742	-	84,547	-		84,547	(84,547)
Liabilities settled by REGI U.S., Inc.	-	-	191,875	-	-	191,875	-
Net loss	-	-	-	-	(105,762)	(105,762)	-
Balance – April 30, 2017	4,954,715	13,636,565	10,864,172	1,141,249	(25,820,825)	(178,839)	-

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended 30, April 2017 and 2016

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) was a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., were held by the Company. REGI U.S., Inc. (“REGI”) (a U.S. public company) owned the U.S. marketing and intellectual rights. The Company and REGI had a project cost sharing agreement whereby these two companies each funded 50% of the development of the Technology.

Effective February 17, 2017 REGI purchased all of Reg Tech’s assets including all rights to the Technology with the issuance of 51,757,119 shares of REGI’s common stock, which were distributed to the shareholders of the Company as dividend in kind. Currently the Company is actively searching for a business.

Asset Sales Agreement

On September 16, 2016, the Company entered into an asset sales/purchase agreement (the “ASA”) with REGI, a public company with a common director and officer and whose common stock is listed on OTC.QB to sell all of the Company’s assets to REGI, with the issuance of 46,173,916 unregistered common shares of REGI. The ASA was amended on February 14, 2017 to increase the consideration shares to an aggregate of 51,757,119 unregistered common shares of REGI and to amend the list of the assets purchased. The shares issued to the Company were distributed to the Company’s shareholders as dividend in kind. The transaction was closed on February 17, 2017 upon TSX Venture Exchange approval.

Upon closing of the ASA, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the ASA, REGI settled on behalf of Reg Tech the Company’s accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

Going Concern

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has a net capital deficiency and has accumulated losses of $25,820,825 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

For the Years Ended April 30, 2017 and 2016

2.	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 1, 2018.

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

Basis of consolidation and presentation

These financial statements include the accounts of the Company, and its 51% owned subsidiary, Rand Energy Group Inc. (“Rand”) until February 17, 2017 when it was sold to REGI and the related non-controlling interest of $84,547 was reclassified to contributed surplus.

All significant inter-company balances and transactions were eliminated upon consolidation.

Investment in associates

Investments in which the Company had the ability to exert significant influence but did not have control were accounted for using the equity method whereby the original cost of the investment was adjusted annually for the Company’s share of earnings, losses and dividends during the current year.

Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

Research and development costs

The Company carried on various research and development activities to develop its technology. Research costs were expensed in the periods in which they were incurred. Development costs that met all of the criteria to be recognized as an intangible asset, including reasonable expectation regarding future benefits, were to be capitalized and amortized over their expected useful lives. To date the Company did not capitalize any development costs.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

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

For the Years Ended April 30, 2017 and 2016

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

At April 30, 2017 and 2016, all of the financial instruments measured at fair value are included in Level 1.

The Company’s financial instruments consist of cash, amounts due to related parties, and accounts payable; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

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

New standards and interpretations

IFRS 9 – Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is adopted May 1, 2018.

Other new accounting standards and interpretations are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

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

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2017	Accounts Payable
$28,049

At April 30, 2017 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $2,805.

Interest rate and credit risk

As at April 30, 2017 and 2016, the Company had no cash balance and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 9.

6.	Share Capital

Authorized

Unlimited	Common shares without par value
Unlimited	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
Unlimited	Class A non-voting shares without par value. Special rights and restrictions apply.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

6.	Share Capital (Cont’d)

Treasury Shares

At April 30, 2016, Rand owned 21,742 shares of the Company that had been deducted from the total shares issued and outstanding as treasury shares. Upon disposition of the Company’s ownership of 51% of Rand on February 17, 2017 the 21,742 ceased to be recorded as treasury shares.

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

No options were granted or vested during the years ended April 30, 2017 and 2016.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

6.	Share Capital (Cont’d)

Stock Options (Cont’d)

The following is a summary of options activities during the years ended April 30, 2017 and 2016:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2015	402,500	1.10
Forfeited	(72,500)	1.10
Expired	(75,000)	1.40
Outstanding at April 30, 2016	255,000	1.10
Forfeited	(250,000)	1.10
Outstanding at April 30, 2017	5,000	1.10

The following options were outstanding at April 30, 2017:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$
April 11, 2018	1.10	5,000	0.95

Options Outstanding		5,000

Options Exercisable		1,250

Share Purchase Warrants

There were no warrants activities during the year ended April 30, 2016.

The following is a summary of warrant activities during the year ended April 30, 2017:

	Number of warrants	Weighted average exercise price
		$
Outstanding at April 30, 2015 and 2016	990,000	1.50
Expired	(990,000)	1.50
Outstanding at April 30, 2017	-	-

No warrants were outstanding at April 30, 2017.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

7.	Equity Accounted Investees and Related Party Transactions

REGI

The Company’s investment in REGI was reduced to $nil as the Company’s share of past losses exceeded the carrying value of the investment in REGI. Prior to the Company’s ASA effective on February 17, 2017, the Company owned 2,744,700 shares of REGI’s common stock which were distributed to the Company’s shareholders as dividend in kind during the year ended April 30, 2017, and Rand owned 588,567 shares of REGI’s common stock. As at April 30, 2017 REGI ceased to be recorded as an equity accounted investee of the Company.

At April 30, 2016, the Company was owed an aggregate of $1,456,985 by REGI. The amounts owed are unsecured, non-interest bearing and due on demand. As the management did not have reasonable expectations for the recovery of this amount, the balance was written off during the year ended April 30, 2016.

Upon closing of the ASA, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the ASA, REGI settled on behalf of Reg Tech the Company’s accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

Minewest

Prior to the Company’s ASA with REGI, the Company’s investment of 26.10% ownership in Minewest was recorded at $Nil under equity method. Upon completion of the ASA with REGI Minewest ceased to be recorded as an equity accounted investee of the Company.

Other related parties

During the year ended April 30, 2017 REGI made an additional payment of $1,987 on behalf of the Company, which was recorded as due to REGI as a related party. As at April 30, 2017 the Company had a balance of $1,987 owed to REGI and recorded as due to related parties.

During the year ended April 30, 2017, management fees of $50,000 (2016 - $Nil) were accrued and not paid to the sole director and officer of the Company.

During the year ended April 30, 2017, rent and utility of $Nil (2016 - $13,950) were incurred with a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016 - $22,500) were accrued or paid to a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016 - $5,459) and director fees of $Nil (2016 - $15,000) were accrued or paid to officers, directors and companies controlled by former officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

At April 30, 2017 and 2016, the Company owed an aggregate of $53,835 and $122,711, respectively to related parties, as follows:

	April 30, 2017	April 30, 2016
	$	$
KLR Petroleum Inc.	-	66,672
Minewest Silver and Gold Corp.	-	6,253
SMR Investments Ltd.	-	29,782
REGI	1,987	-
Teryl Resources Corp.	1,848	1,848
Former director and officer	-	18,156
Sole director and officer	50,000	-
	53,835	122,711

8.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2017 $	For the year ended April 30, 2016 $
Net loss before income taxes	(105,762)	(1,646,708)
Combined federal and provincial income tax rate	26.00%	26.00%
Expected income tax recovery	(27,498)	(428,144)
Increase (decrease) due to:
Non-deductible expenses	-	(306,789)
Current and prior tax attributes not recognized	27,498	734,933
Income tax expense (recovery)	-	-

The components of deferred tax assets are as follows:

	2017 $	2016 $
Non-capital and capital losses	1,409,429	1,771,143
Intangible assets and other	-	81,662
Equipment	-	1,229
	1,409,429	1,854,034
Unrecognized deferred tax assets	(1,409,429)	(1,854,034)
Net deferred tax assets	-	-

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

8.	Income Taxes (Cont’d)

The Company has non-capital losses of approximately $4,195,571 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
2034	280,482
2035	334,766
2036	235,831
2037	105,762
4,195,571

At April 30, 2017, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years. The Company is open to examination for tax years 2006 through 2017 due to the carry back of net operating losses.

9.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to maintain the Company’s good standing and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company currently does not have a business, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include share offering will be sufficient to carry its operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2017.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

10.	Subsequent Events

On July 26, 2018 the Company issued a secured promissory note of $29,950 at interest rate of 1% per month, secured against the Company’s current and future assets, repayable the earlier of August 31, 2018 and the closing of the next private placement.

On August 7, August 21 and September 24, 2018 the Company issued secured promissory notes of $2,000, $9,218 and $2,268, at the interest rate of 1%, 1% and 3% per month, at the cost of $1,000, $3,000 and $Nil, respectively, repayable the earlier of August 31, August 31 and November 30, 2018, respectively and the closing of the next private placement, all secured against the Company’s current and future assets.

As at the date of this report, all above promissory notes are outstanding with the promissory notes dated July 26, August 7 and August 21, 2018 in default.

Share Consolidation

Effective October 22, 2018, the Company completed a consolidation of its common shares (the “Share Consolidation”) on the basis of one post-consolidation share for every 10 pre-consolidation common shares. All information in this report is presented on a post-share consolidation basis, unless otherwise specified.

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

REG TECHNOLOGIES INC.

Dated:	November 1, 2018	By:	/s/ “Paul Chute”
Paul Chute
(President)

