Form 20-F
period 2018-04-30
REG TECHNOLOGIES INC
filed 2018-11-01
CIK 925541

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended April 30, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of Each Class	Outstanding at April 30, 2018
Common Shares, no par value	4,954,715

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, as of and for the years ended April 30, 2018 and 2017, together with the notes thereto, which appear elsewhere in this annual report. The financial statements as of and for the years ended April 30, 2018 and April 30, 2017 were audited by MaloneBailey, LLP. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

The information in the following table is derived from our financial statements and is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At April 30, 2018, US$1.00 was equal to approximately C$1.2842.

The following represents our selected financial data for each of the past five fiscal years, ending on April 30. The data presented is prepared in accordance with IFRS for 2014, 2015, 2016, 2017 and 2018, presented on a post share consolidation basis.

Fiscal Years Ended April 30

	2018	2017	2016	2015	2014	2013
	$	$	$	$	$	$
Accounting Standards	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	-	-	-	-	-	-
Loss from continuing operations	(69,955)	(105,762)	(1,646,708)	(994,230)	(297,653)	(696,758)
Net loss	(69,955)	(105,762)	(1,646,708)	(994,230)	(297,653)	(696,758)
Loss from continuing operations per share	(0.01)	(0.02)	(0.33)	(0.20)	(0.08)	(0.20)
Current assets	4,357	4,010	3,149	1,524,511	2,407,093	1,494,233
Total assets	4,357	4,010	3,149	1,524,511	2,659,180	1,783,618
Working Capital	(248,794)	(178,839)	(264,952)	1,381,756	2,097,116	854,987
Capital stock	13,636,565	13,636,565	13,636,565	13,636,565	13,636,565	12,820,362

Weighted average number of shares	4,954,715	4,937,256	4,932,967	4,932,973	3,713,412	3,506,316

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

	2018 $	2017 $	2016 $	2015 $	2014 $
Average Annual Exchange Rate for year ended April 30:	1.2777	1.3177	1.3153	1.1491	1.0597

On April 30, 2018, the exchange rate was CAD$1.2842 for US$1.00. As of October 23, 2018, the exchange rate was CAD$1.3098 for US$1.00.

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

We have reported losses in each year since its inception. At April 30, 2018, we had an accumulated deficit of $25,890,780. Our operation has been funded with the sale of our Common Stock in the absence of revenues. We anticipate that the operation to continue to incur substantial additional operating losses for at least the next 12 months and expects cumulative losses to increases.

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

4,954,715 common shares were issued and outstanding as of April 30, 2018.

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

C. ORGANIZATIONAL STRUCTURE

As of April 30, 2018, we had no subsidiary.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with IFRS for fiscal 2017 and 2018.

Overview

We were a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam Engine. Planned principal activities did not produce revenue. We currently have no business after our sale of assets to REGI U.S., Inc. in February, 2017.

We accumulated losses from inception to April 30, 2018 totaling $25,890,780 and further losses are expected until we acquire a profitable business. These factors raise substantial doubt about our ability to continue as a going concern.

Our ability to emerge from continuing losses is dependent upon our successful equity financing and acquisition of a profitable business.

A. OPERATING RESULTS

Results of Operations

Fiscal year ended April 30, 2018 compared to fiscal year ended April 30, 2017

We incurred total expenses and a net loss of $69,955 during the year ended April 30, 2018, compared to total expenses and a net loss of $105,762 during the year ended April 30, 2017. In 2017 we incurred costs completing our asset sale effective February 17, 2017, while in 2018 we searched for viable businesses and carried out related discussions and negotiations and evaluations. All expenses decreased from 2017 to 2018 as follows due to reduced activities.

	For the year ended April 30,	For the year ended April 30,
	2018	2017
	$	$

Management and directors’ fees	30,000	50,000
Office expenses	-	3,155
Professional fees	30,000	41,812
Transfer agent and filing fees	7,430	8,823
Travel and promotion	-	3,097

	67,430	106,887

During the year ended April 30, 2017 the Company recorded foreign exchange gain of $1,125; during the year ended April 30, 2018 the Company recorded foreign exchange loss of $2,525.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of April 30, 2018 and April 30, 2017, we had no cash. As of April 30, 2018 and April 30, 2017 we had a working capital deficit of $248,794 and $178,839, respectively.

During the year ended April 30, 2018 the Company funded its operation with increased accounts payable and accrued liabilities of $33,585 and increased due to related parties of $36,717.

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

Source of Funds for Fiscal 2017 and 2018

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

The audited financial statements have been prepared assuming that we will continue as a going-concern. As discussed in Note 1 to the audited consolidated financial statements, we have no revenues, working capital deficiency and accumulated loss of $25,890,780, which together raise substantial doubt about our ability to continue as a going-concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the event that no other sources of capital are available to us in the future on a reasonable basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Use of Funds for Fiscal 2019

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

D. TREND INFORMATION

See “Item 4. - Information on the Company - Part B., Business Overview”

E. OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the year ended April 30, 2018 or subsequent to it.

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

During the financial year ended April 30, 2018, we had one NEO being Paul Chute, CEO and CFO.

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

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal years ended April, 2018, 2017 and 2016. Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

					Non-equity Incentive Plan Compensation
Name and	Year Ended Year Ended	Salary	Share-based Awards	Option-based Awards	Annual Incentive Plans	Long-term Incentive Plans ($)	Pension Value	All Other Compensation	Total Compensation
Principal Position	April 30	($)	($)	($)	($)	($)	($)	($)	($)

Paul Chute,	2018	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
CEO and CFO (1)(2)	2017	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
	2016	NA	NA	NA	NA	NA	NA	NA	NA

John G Robertson,	2018	NA	NA	NA	NA	NA	NA	NA	NA
CEO (3)(4)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	22,500	Nil	Nil	Nil	Nil	Nil	15,000	37,500

James	2018	NA	NA	NA	NA	NA	NA	NA	NA
Vandeberg,	2017	NA	NA	NA	NA	NA	NA	NA	NA
CFO (5)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Paul Chute was appointed as director, CEO and CFO of the Company in July, 2016.
(2)	Management fees were accrued and not paid to Paul Chute as at the date of this report.
(3)	John Robertson resigned as the Company’s CEO in July, 2016, and was a director of the Company until he passed away in November, 2016.
(4)	John Robertson received director fees in addition to his management fees in 2015 and 2016.
(5)	James Vandeberg resigned as the CFO in July, 2016.

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

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

No stock-based or stock option-based awards were granted to the NEOs during the years ended April 30, 2016, 2017 and 2018; no stock options granted to the NEO’s were outstanding at April 30, 2018 or the date of this report.

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans for our NEOs or employees.

Termination of Employment or Change of Control

We have no plans or arrangements with respect to remuneration received or that may be received by the NEOs as at April 30, 2018 or the date of this report in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Director Compensation

For our fiscal year ended April 30, 2018:

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

Outstanding Share-Based Awards and Option-Based Awards

There was no stock option-based award granted to the directors that was outstanding at April 30, 2018 or the date of this report.

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value vested or earned by our non-executive directors during the financial year ended April 30, 2016, 2017 and 2018.

Indebtedness of Directors and Officers

None of our directors and senior officers, proposed nominees for election or associates of such persons is or has been indebted to us, at any time since May 1, 2017.

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

D. EMPLOYEES

During the years ended April 30, 2016, 2017 and 2018 and as of the date of this report, we did not have any employees. Our legal, accounting and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with our management.

We have no employees or officers that belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

As at April 30, 2018 and the date of this report we have no stock option outstanding. See Note 6 in the audited financial statements for the Company’s stock option plan in Item 18 of this report.

The following table sets forth the ownership of our common shares by our directors as at the date of this report:

Name of Shareholder	No of Common Shares Owned (1)(2)	Percentage of Outstanding Common Shares (1)(2)
Susanne Robertson (3)	1,110,158	22.41%

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the Shareholder listed above.
(2)	On a non-diluted and post-consolidation basis.
(3)	Consisting of 63,997 Common Shares held directly by Ms. Susanne Robertson, 434,941 Common Shares registered in the name of SMR Investments Ltd., a corporation controlled by Ms. Susanne Robertson, 264,742 Common Shares held directly by John Robertson Estate, 114,667 Common Shares registered in the name of Access Information Services, Inc., 50,620 Common Shares registered in the name of Rainbow Networks Inc., 136,791 Common Shares held by JGR Petroleum Inc., and 44,400 Common Shares held by KLR Petroleum Inc., all controlled by Ms. Susanne Robertson through her control of Robertson Family Trust and John Robertson Estate.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

Our major shareholders do not have different voting rights.

At the date of this report, we are aware of two shareholders who own 5% or greater of our voting shares.

Name of Shareholder	No of Common Shares Owned (1)(2)	Percentage of Outstanding Common Shares (1)(2)
Susanne Robertson (3)	1,110,158	22.41%
China Zhongling Hangke New Energy Group Limited	990,000	19.98%

Over the three years ended April 30, 2016, 2017 and 2018 and to the date of this report, there has not been a significant change in the percentage ownership held by any major shareholder.

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

During the year ended April 30, 2018, management fees of $30,000 were accrued and not paid to the sole director and officer of the Company.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2018 and 2017, the Company owed an aggregate of $90,552 and $53,835, respectively to related parties, as follows:

	April 30, 2018 $	April 30, 2017 $
REGI	8,704	1,987
Teryl Resources Corp.	1,848	1,848
Sole director and officer	80,000	50,000
	90,552	53,835

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Financial Statements for the years ended April 30, 2018 and 2017 in Item 18 of this report.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We did not pay dividends during the year ended April 30, 2018 and we do not plan to pay cash dividends in the foreseeable future.

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

The ranges of the low and high sales prices (adjusted for after 10:1 consolidation on October 22, 2018) for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

	TSX.V		OTC (1)
	High	Low	High	Low
Year Ended April 30,	CAD$	CAD$	US$	US$
2018	NA	NA	NA	NA
2017	0.85	0.10	0.73	0.10
2016	1.40	0.20	1.20	0.10
2015	1.40	0.50	1.30	0.40
2014	1.30	0.70	1.20	0.70

	TSX.V		OTC (1)
	High	Low	High	Low
Quarter ended	CAD$	CAD$	US$	US$
July 31, 2017 to October 31, 2018	NA	NA	NA	NA
April 30, 2017	0.85	0.85	0.55	0.35
January 31, 2017	0.85	0.75	0.73	0.50
October 31, 2016	0.65	0.40	0.69	0.20
July 31, 2016	0.25	0.10	0.28	0.10

As a foreign private issuer, our officers, directors and ten percent beneficial owners will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

Common Share Description

Our authorized capital consists of unlimited common shares without par value, unlimited preferred shares with a par value of $1.00 per share and Class “A” non-voting shares without par value. 4,954,715 shares were issued and outstanding as of April 30, 2018. Effective October 22, 2018, the Company completed a consolidation of its common shares on the basis of one post-consolidation share for every 10 pre-consolidation common shares. As a result of the Share Consolidation, the 49,547,092 common shares issued and outstanding were consolidated to 4,954,715 common shares, which are outstanding at the date of this report. There are no Preferred or Class “A” Shares issued or outstanding. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

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

C. MATERIAL CONTRACTS

During the years ended April 30, 2018 and April 30, 2017, we were not subject to or entered into any material contracts.

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

We concluded that our internal control over financial reporting was not effective as at April 30, 2018 due to inadequate segregation of duties and lack of multiple levels of supervision and review. Once we have adequate funding in place, we will commence a process to enhance and improve the design of our internal controls over financial reporting. We intend to remediate the material weakness identified above. To remediate such weakness, we will require appointment of additional qualified personnel to address inadequate segregation of duties, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

Type of Services Rendered	2018 Fiscal Year (CAD$)	2017 Fiscal Year (CAD$)

(a) Audit Fees	10,000	14,000

(b) Audit-Related Fees	-	-

(c) Tax Fees	-	-

(d) All Other Fees	-	-

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended April 30, 2018 and 2017	28-44

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.

The consolidated financial statements, together with the report of MaloneBailey LLP on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Reg Technologies Inc.

Financial Statements

(Expressed in Canadian Dollars)

April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Sole Director of

Reg Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Reg Technologies, Inc. (the “Company”) as of April 30, 2018 and 2017, and the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas

July 27, 2018, except for Note 10 which the date is November 1, 2018

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	April 30,	April 30,
	2018	2017
	$	$
Assets

Current
HST/GST receivable	4,357	4,010
	4,357	4,010
Liabilities

Current
Accounts payable	87,599	84,014
Accrued liabilities	75,000	45,000
Due to related parties (Note 7)	90,552	53,835
	253,151	182,849

Shareholders’ Deficit
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,864,172	10,864,172
Deficit	(25,890,780)	(25,820,825)
	(248,794)	(178,839)

	4,357	4,010

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 10)

On behalf of the Board:

“Paul Chute”
Paul Chute

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30,	For the year ended April 30,	For the year ended April 30,
	2018	2017	2016
	$	$	$
Expenses
Shareholder communication	-	-	21,276
Foreign exchange (gain) loss	2,525	(1,125)	(24,689)
Management and directors’ fees (Note 7)	30,000	50,000	42,959
Office expenses	-	3,155	26,061
Professional fees	30,000	41,812	28,159
Research and development	-	-	53,983
Rent and utilities	-	-	13,950
Transfer agent and filing fees	7,430	8,823	15,907
Travel and promotion	-	3,097	-
Wages and benefits	-	-	19,007

Loss before other income (expense)	(69,955)	(105,762)	(196,613)

Other income (expense)
Interest income	-	-	304
Gain on settlement of debt	-	-	6,586
Write-off of receivable from REGI US	-	-	(1,456,985)

Net and comprehensive loss	(69,955)	(105,762)	(1,646,708)

Net and comprehensive loss attributable to:
Shareholders of the Company	(69,955)	(105,762)	(1,659,337)
Non-controlling interest	-	-	12,629

	(69,955)	(105,762)	(1,646,708)

Loss per share – basic and diluted	(0.01)	(0.02)	(0.33)

Weighted average number of common shares outstanding – basic and diluted	4,954,715	4,937,256	4,932,973

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30, 2018 $	For the year ended April 30, 2017 $	For the year ended April 30, 2016 $
Cash flows used in operating activities
Net loss	(69,955)	(105,762)	(1,646,708)
Adjustments to reconcile loss to net cash used by operating activities:
Gain on debt settlement	-	-	(6,586)
Unrealized loss on foreign exchange	-	-	8,909
Write-off of receivalbe from REGI US	-	-	1,456,985
Changes in non-cash working capital items:
GST Receivable	(347)	(915)	(1,251)
Prepaid expenses	-	-	26,416
Accounts payable and accrued liabilities	33,585	51,424	28,665
Due to related parties	36,717	55,199	96,681

Net cash used in operating activities	-	(54)	(36,889)

Cash flows used in investing activities
Advances to REGI	-	-	(138,311)

Net cash used in investing activities	-	-	(138,311)

Decrease in cash	-	(54)	(175,200)
Cash and cash equivalent, beginning	-	54	175,254
Cash and cash equivalent, ending	-	-	54

Non-cash items
Non-controlling interest reclassified to contributed surplus	-	84,547	-
Accounts payable settled by REGI U.S., Inc.	-	67,800	-
Related party balances settled by REGI U.S., Inc.	-	124,075	-

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total	Non-
	Common	Common	Contributed			Shareholders’	Controlling
	Shares	Shares	Surplus	Warrants	Deficit	Equity	interest
	#	$	$	$	$	$	$

Balance – April 30, 2015	4,932,973	13,636,565	10,587,750	1,141,249	(24,055,726)	1,309,838	71,918
Net loss	-	-	-	-	(1,659,337)	(1,659,337)	12,629
Balance – April 30, 2016	4,932,973	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547
Disposition of assets	21,742	-	84,547	-		84,547	(84,547)
Liabilities settled by REGI U.S., Inc.	-	-	191,875	-	-	191,875	-
Net loss	-	-	-	-	(105,762)	(105,762)	-
Balance – April 30, 2017	4,954,715	13,636,565	10,864,172	1,141,249	(25,820,825)	(178,839)	-
Net loss	-	-	-	-	(69,955)	(69,955)	-
Balance – April 30, 2018	4,954,715	13,636,565	10,864,172	1,141,249	(25,890,780)	(248,794)	-

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

Effective February 17, 2017 REGI purchased all of Reg Tech’s assets including all rights to the Technology with the issuance of 51,757,119 shares of REGI’s common stock, which were distributed to the shareholders of the Company as dividend in kind. The Company is currently actively searching for a business.

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

Going Concern

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has incurred recurring operating losses as is normal in development stage companies. The Company has net capital deficiency and has accumulated losses of $25,890,780 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

2.	Statement of compliance

These financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 1, 2018.

3.	Significant Accounting Policies

Basis of preparation

These financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments.

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

At April 30, 2018 and 2017, all of the financial instruments measured at fair value are included in Level 1.

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

Other new accounting standards and interpretations are either not applicable or not expected to have a significant impact on the Company’s financial statements.

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

April 30, 2018	Accounts Payable
$28,049

At April 30, 2018 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $2,805.

Interest rate and credit risk

As at April 30, 2018 and 2017, the Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

6.        Share Capital (Cont’d)

Treasury Shares

At April 30, 2016, Rand owns 21,742 shares of the Company that have been deducted from the total shares issued and outstanding as treasury shares. Upon disposition of the Company’s ownership of 51% of Rand on February 17, 2018 the 21,742 ceased to be recorded as treasury shares.

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

No options were granted or vested during the years ended April 30, 2018 and 2017. The Company had no option outstanding at April 30, 2018.

The following is a summary of options activities during the years ended April 30, 2018 and 2017:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2016	255,000	1.10
Forfeited	(250,000)	1.10
Outstanding at April 30, 2017	5,000	1.10
Expired	(5,000)	1.10
Outstanding at April 30, 2018	-	-

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

Upon closing of the ASA, all assets of the Company except GST receivable were transferred from Reg Tech to REGI. In addition, upon closing of the ASA, the REGI settled on behalf of Reg Tech the Company’s accounts payable of $67,800 and balances owed to other related parties of $124,075, the total settlement of $191,875 was recorded as addition to contributed surplus during the year ended April 30, 2017.

Minewest

Prior to the Company’s ASA with REGI, the Company’s investment of 26.10% ownership in Minewest was recorded at $Nil under equity method. Upon completion of the ASA with REGI Minewest ceased to be recorded as an equity accounted investee of the Company.

Other related parties

During the year ended April 30, 2018, management fees of $30,000 (2017 - $50,000) were accrued and not paid to the sole director and officer of the Company.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2018 and 2017, the Company owed an aggregate of $90,552 and $53,835, respectively to related parties, as follows:

	April 30, 2018 $	April 30, 2017 $
REGI	8,704	1,987
Teryl Resources Corp.	1,848	1,848
Sole director and officer	80,000	50,000
	90,552	53,835

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

8.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2018 $	For the year ended April 30, 2017 $
Net loss before income taxes	(69,955)	(105,762)
Combined federal and provincial income tax rate	26.00%	26.00%
Expected income tax recovery	(18,188)	(27,498)
Increase due to:
Current and prior tax attributes not recognized	18,188	27,498
Income tax expense (recovery)	-	-

The components of deferred tax assets are as follows:

	2018 $	2017 $
Non-capital and capital losses	1,427,617	1,409,429
	1,427,617	1,409,429
Unrecognized deferred tax assets	(1,427,617)	(1,409,429)
Net deferred tax assets	-	-

The Company has non-capital losses of approximately $4,265,526 that may be available to offset future income for income tax purposes. These losses expire as follows:

$
$2026	402,253
2027	316,606
2028	432,893
2029	529,882
2030	396,986
2031	412,586
2032	391,751
2033	355,773
2034	280,482
2035	334,766
2036	235,831
2037	105,762
2038	69,955
4,265,526

At April 30, 2018, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years. The Company is open to examination for tax years 2006 through 2018 due to the carry back of net operating losses.

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

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

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the year ended April 30, 2018.

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

