Form 20-F
period 2018-11-06
GRAPH BLOCKCHAIN INC
filed 2018-11-21
CIK 925541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report November 6, 2018

For the transition period from                      to

Commission file number 000-24342

GRAPH BLOCKCHAIN INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

2161 Yonge Street, Suite 210, Toronto, Ontario, Canada, M4S 3A6

(Address of principal executive offices)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Name of each Exchange on which Registered
Common Shares	Canadian Securities Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

138,284,581 as of November 20, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

                                                                                                  Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☐ No

Part I

References in this Shell Company Report on Form 20-F to “we,” “our,” the “Company” and the “Issuer” refer to Graph Blockchain Inc. and its predecessor, Reg Technologies Inc., as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

On November 6, 2018, the Issuer entered into an Amalgamation Agreement (the “Amalgamation Agreement”) among Reg Technologies Inc., 2659468 Ontario Inc., a wholly-owned subsidiary of the Issuer incorporated pursuant to the laws of the Province of Ontario, Canada (“Subco”) and Graph Blockchain Limited, a corporation incorporated under the laws of Ontario, Canada (“Graph”), whereby Subco and Graph amalgamated under the provisions of the Ontario Business Corporations Act (the “OBCA”), with Graph being the surviving entity of the amalgamation (the “Amalgamation”) and becoming a wholly-owned subsidiary of Reg Technologies Inc. A copy of the Amalgamation Agreement is attached to this Form 20-F as Exhibit 4.3. The Amalgamation was consummated on November 6, 2018, Reg Technologies Inc. changed its name to Graph Blockchain Inc. and began conducting the principal business of Graph (the “Acquisition”).

Immediately prior to the Amalgamation, the Issuer did not operate a business and was a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Prior to becoming a shell company, the Issuer was principally a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax rotary technology used in the design of lightweight and high efficiency engines, compressors and pumps.

In September 2016, the Issuer entered into an asset purchase and sale agreement with REGI U.S., Inc. (“Regi”), which was amended and restated on February 14, 2017, pursuant to which the Issuer sold all of its assets, including but not limited to all intellectual property, to Regi (the “Sale Agreement”). A copy of the Sale Agreement is attached to this Form 20-F as Exhibit 4.2. The transaction received approval from the TSX Venture Exchange on February 17, 2017. The Issuer’s shares were voluntarily delisted from the TSX Venture Exchange at such time. The Issuer subsequently issued its shareholdings in Regi as a dividend in kind to its shareholders following such delisting and ceased business operations.

As a result of the Amalgamation, the Issuer has consummated a “fundamental change” transaction and has now ceased to be a shell company. The Issuer is required pursuant to Rule 13a-19 under the Exchange Act to disclose the information in this Form 20-F that would be required to be disclosed if it were registering securities under the Exchange Act.

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The Company’s board of directors (the “Board”) was reconstituted in conjunction with the closing of the Acquisition.

Immediately prior to the Acquisition, the Company’s directors and senior management constituted the following individuals:

Name	Position with Company	Business Address
Paul Chute	Director, CEO and CFO	Suite 500 – 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6,
Susanne Robertson	Director	Suite 500 – 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6
Dr. James Slinger	Director	Suite 500 – 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6

Upon closing the Acquisition, the directors and officers of the Company who were either not continuing with the Company or who were continuing with the Company in a different capacity delivered their resignations, and the new directors and senior management were appointed and remain in office as set forth below:

Name	Position	Business Address
Peter Kim	Chief Executive Officer, Director and Chairman	2161 Yonge Street, Suite 210 Toronto, Ontario, Canada, M4S 3A6
Steve Kang	Chief Financial Officer and Corporate Secretary	2161 Yonge Street, Suite 210 Toronto, Ontario, Canada, M4S 3A6
David Posner	Director	2161 Yonge Street, Suite 210 Toronto, Ontario, Canada, M4S 3A6
Todd Shapiro	Director	2161 Yonge Street, Suite 210 Toronto, Ontario, Canada, M4S 3A6

B.	Advisers

The Company’s legal counsel is McMillan LLP, Brookfield Place, 181 Bay Street, Suite 4400, Toronto, Ontario, Canada.

C.	Auditors.

The auditor of Graph is MNP LLP, located at 111 Richmond Street West, Suite 300, Toronto, Ontario M5H 2G4, Canada.

The auditor of the Reg Technologies was Malone Bailey LLP, located at 9801 Westheimer Road, Suite 1100, Houston, Texas 77042, which audited the financials statements of the Issuer for the years ended April 30, 2018 and April 30, 2017. The previous auditor of Reg Technologies was A Chan & Company LLP, located at Unit 114B (2nd Floor) 8988 Fraserton Court, Burnaby, British Columbia V5J 5H8 Canada, which audited the financial statements of the Issuer for the years ended April 30, 2016 and April 30, 2015.

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected financial data

Financial Data of the Reg Technologies Inc.

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, (i) the consolidated financial statements of the Issuer, as of and for the years ended April 30, 2018, 2017 and 2016, together with the notes thereto, (ii) the financial statements of Graph for the period from incorporation (November 22, 2017) to July 31, 2018, together with the notes thereto, as well as (iii) the pro forma consolidated statement of the financial position of the Issuer as at July 31, 2018, each of which appear elsewhere in this Form 20-F. The financial statements of the Issuer as of and for the years ended April 30, 2018 and April 30, 2017 were audited by Malone Bailey, LLP. The financial statements of the Issuer as of and for the years ended April 30, 2016 were audited by A Chan and Company, LLP The financial statements of Graph for the period from incorporation (November 22, 2017) to July 31, 2018 were audited by MNP LLP. Each of the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The following table is a summary of selected financial information of the Issuer for each of the past five fiscal years ended April 30 and for the three month period ended July 31, 2018:

	Fiscal Years Ended April 30,
	2018 $	2017 $	2016 $	2015 $	2014 $
Accounting Standards	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	—	—	—	—	—
Loss from continuing operations	(69,955)	(105,762)	(1,646,708)	(994,230)	(297,653)
Net loss	(69,955)	(105,762)	(1,646,708)	(994,230)	(297,653)
Loss from continuing operations per share	(0.01)	(0.02)	(0.33)	(0.20)	(0.08)
Current assets	4,357	4,010	3,149	1,524,511	2,407,093
Total assets	4,357	4,010	3,149	1,524,511	2,659,180
Working Capital	(248,794)	(178,839)	(264,952)	1,381,756	2,097,116
Capital stock	13,636,565	13,636,565	13,636,565	13,636,565	13,636,565

Weighted average number of shares	4,954,715	4,937,256	4,932,967	4,932,973	3,713,412

Three months ended July 31, 2018 $
Accounting Standards	IFRS
Revenue	—
Loss from continuing operations	(104,673)
Net loss	(104,673)
Loss from continuing operations per share	(0.02)
Current assets	5,159
Total assets	5,159
Working Capital	(353,467)
Capital stock	13,636,565

Weighted average number of shares	4,954,715

The consolidated financial statements of the Issuer for each of the past five fiscal years ended April 30 and for the three month period ended July 31, 2018, as well as the pro forma consolidated statement of financial position as at July 31, 2018 is attached starting on page F-1 of this Form 20-F.

Financial Data of Graph

The following table is a summary of selected financial information of Graph for the period from date of incorporation (November 22, 2017) to July 31, 2018 and as at July 31, 2018:

2018 $
Accounting Standards	IFRS
Revenue	15,000
Loss from continuing operations	(3,772,838)
Net loss	(3,772,838)
Loss from continuing operations per share	(0.04)
Current assets	3,308,950
Total assets	3,333,677
Working Capital	2,529,505
Capital stock	6,251,195

Weighted average number of shares	96,881,395

The audited financial statements of Graph for the period from incorporation (November 22, 2017) to July 31, 2018 is included to the financial statements starting on page F-1 of this Form 20-F.

Currencies and Exchange Rates:

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$”, “CAD$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, for the periods indicated, the exchange rates based on the daily bid rates quoted on OANDA. Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

	2018 $	2017 $	2016 $	2015 $	2014 $
Average Annual Exchange Rate for year ended April 30:	1.2777	1.3177	1.3153	1.1491	1.0597

According to the Bank of Canada on July 31, 2018, the exchange rate was CAD$1.3017 for US$1.00 and the average exchange rate over the three months ended July 31, 2018 was CAD$1.3041 for US$1.00. As of November 20, 2018, the exchange rate was CAD$1.3259 for US$1.00. The high and low exchange rates during the previous six months was CAD$1.3310 and CAD$1.2288 for US$1.00.

The average exchange rate for the period from November 22, 2017 to July 31, 2018 was CAD$1.2822 for US$1.00.

B.	Capitalization and Indebtedness

The Issuer’s audited financial statements for fiscal year ended April 30, 2018 as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with IFRS, as issued by the International Accounting Standards Board.

Below is a statement of the capitalization and indebtedness (including indirect and contingent indebtedness) of the Company as at July 31, 2018, showing the Issuer’s capitalization on a pro forma basis as if the Acquisition had been completed as of that date. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements, the Graph audited financial statements and the unaudited pro forma consolidated statement of financial position of the Issuer, each attached hereto starting on page F-1 of this Form 20-F.

As at July 31, 2018

Assets

Current assets	Issuer $	Graph $	Pro forma adjustments $	Combined $
Cash and cash equivalents	802	2,363,978	648,460	3,013,240
Trade and other receivables	4,357	179,217	(29,818)	153,756
Inventory	—	534,392	—	534,392
Prepaid expenses and other assets	—	231,363	—	231,363

Total current assets	5,159	3,308,950	618,642	3,932,751
Property and equipment, net	—	24,727	—	24,727

Total assets	5,159	3,333,677	618,642	3,957,478

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	358,626	245,053	(275,206)	328,473
Contract liabilities	—	534,392	—	534,392

	358,626	779,445	(275,206)	862,865
Total liabilities	358,626	779,445	(275,206)	862,865

Shareholders’ equity
Share capital	13,636,565	6,251,195	(10,485,398)	9,402,362
Reserves	12,005,421	75,865	(11,713,383)	367,903
Accumulated other comprehensive income	—	10	—	10
Deficit	(25,995,453)	(3,772,838)	23,092,629	(6,675,662)

Total shareholders’ equity	(353,467)	2,554,232	893,848	3,094,613

Total liabilities and shareholders’ equity	5,159	3,333,677	618,642	3,957,478

For more information and context regarding the pro forma adjustments presented above, please refer to the unaudited pro forma consolidated statement of financial position of the Issuer, attached hereto.

C.	Reasons for the offer and use of proceeds

Not Applicable. There is no current offering of securities by the Issuer on the date of this Form 20-F. See Item 4.A for details regarding the Concurrent Financing that closed together with the Acquisition.

D.	Forward-Looking Statement and Risk Factors

Forward Looking Statements

Certain statements contained in this Form 20-F constitute forward-looking information and forward-looking statements (collectively, “forward-looking statements”) pursuant to the applicable securities laws. All statements, other than statements of historical fact, contained in this Form 20-F are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, projected costs and plans and objectives of the Issuer. The use of any of the words “anticipate”, “intend”, “continue”, “estimate”, “expect”, “may”, “will”, “plan”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Examples of such statements include: (A) expectations regarding the Issuer’s ability to raise capital; (B) the intention to grow the business and operations of the Issuer; and (C) the use of available funds of the Issuer. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Form 20-F. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the economy generally; obtaining requisite licenses or governmental approvals to conduct business; the revenues from the Issuer’s proposed business relating to Blockchain technology, if any revenues are obtained; consumer interest in the products of the Issuer; competition; and anticipated and unanticipated costs. These forward-looking statements should not be relied upon as representing the Issuer’s views as of any date subsequent to the date of this Form 20-F. Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect the Issuer. Additional factors are noted under “Risk Factors” in this Form 20-F. The forward-looking statements contained in this Form 20-F are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Form 20-F are made as of the date of this Form 20-F and the Issuer does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Risk Factors

An investment in the Company must be considered highly speculative due to the nature of the Company’s business. The risk and uncertainties below are not the only risks and uncertainties the Company may have. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of our securities to decline. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In addition to the risks described elsewhere and the other information in this Form 20-F, the Company notes the following risk factors:

Limited Operating History of Graph

Graph has a limited operating history. Graph and its business prospects must be viewed against the background of the risks, expenses and problems frequently encountered by companies in the early stages of their development, particularly companies in new and rapidly evolving markets such as the blockchain and business intelligence markets. There is no certainty that the Graph will operate profitably in the future or at all.

Negative Operating Cash Flow

Graph has negative cash flow from operating activities. It is anticipated that the Issuer will continue to have negative cash flow in the short term. Continued losses may have the following consequences:

a)	increasing the Issuer’s vulnerability to general adverse economic and industry conditions;

b)	limiting the Issuer’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

c)	limiting the Issuer’s flexibility in planning for, or reacting to, changes in its business and industry.

No Profits to Date

Graph has not made any profits since its incorporation and it may not be profitable for the foreseeable future or at all. Its future profitability will, in particular, depend upon its success in developing its database solution and to the extent to which it is able to generate significant revenues. Because of the limited operating history and the uncertainties regarding the development of blockchain technology, management does not believe that the operating results to date should be regarded as indicators for the Issuer’s future performance.

Additional Requirements for Capital

Substantial additional financing may be required if the Issuer is to successfully develop its Blockchain business. No assurances can be given that the Issuer will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Issuer, if at all. If the Issuer is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Expenses May Not Align With Revenues

Unexpected events may materially harm the Issuer’s ability to align incurred expenses with recognized revenues. The Issuer incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be relatively fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this risk factor section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Issuer’s business, financial condition, or results of operations could be materially and adversely affected.

Product and Services Not Completely Developed

The Issuer’s bespoke Blockchain solutions are currently in the quality testing phase and are being tested by the internal research and development team. Substantial corporate resources will be expended on developing the Issuer’s Graph Blockchain Solution into a commercialized product. The future success of the Issuer is therefore substantially dependent on a continued research and development effort. In addition to being capital intensive, research and development activities relating to sophisticated technologies, such as those of the Issuer, are inherently uncertain as to future success and the achievement of a desired result. If delays or problems occur during the Issuer’s ongoing research and development process, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is a material risk that the Issuer’s research and development activities may not result in a functional, commercially viable product. Failure to successfully commercialize the Issuer’s Graph Blockchain Solution may materially and adversely affect the Issuer’s financial condition and results of operations. Further details regarding the Graph Blockchain solution may be found in Item 4.B “Business Overview”.

Market Acceptance

If the Issuer’s Graph Blockchain Solution does not gain market acceptance, its operating results may be negatively affected. If the markets for the Issuer’s solution fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Issuer may be unable to: (i) successfully market its solution; (ii) develop new products or services; or (iii) complete new products and services currently under development. If the Issuer’s solution is not accepted by its customers or by other businesses in the marketplace, the Issuer’s business, operating results and financial condition will be materially affected.

Global Financial Developments

Stress in the global financial system may adversely affect the Issuer’s finances and operations in ways that may be hard to predict or to defend against. Financial developments seemingly unrelated to the Issuer or to its industry may adversely affect the Issuer over the course of time. For example, material increases in any applicable interest rate benchmarks may increase the debt payment costs for any credit facilities. Credit contraction in financial markets may hurt its ability to access credit in the event that the Issuer identifies an acquisition opportunity or require significant access to credit for other reasons. A reduction in credit, combined with reduced economic activity, may adversely affect business. Any of these events may have a material adverse effect on the Issuer’s business, operating results, and financial condition.

Compliance with Complex Domestic and Foreign Laws

The Issuer is subject to a variety of laws and regulations in Canada and South Korea that involve matters central to its business, including Blockchain, user privacy, data protection, intellectual property, distribution, contracts and other communications, consumer protection, and taxation. South Korean laws and regulations may be more restrictive than those in Canada or the United States. South Korean laws and regulations, particularly with respect to Blockchain, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Issuer operates. Existing and proposed laws and regulations can be and may be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase the Issuer’s operating costs, require significant management time and attention, and subject the Issuer to claims or other remedies, including fines or demands that the Issuer modify or cease existing business practices.

The Issuer may in the future enter into agreements or conduct activities outside of South Korea, which expansion may present additional complexities in terms of the Issuer’s legal compliance, which could adversely affect the results of operations and/or financial condition of the Issuer.

Risks of South Korean Operations and Foreign Operations Generally

A significant portion of the Issuer’s operations are and for the foreseeable future are anticipated to be conducted in South Korea.

As such, the Issuer’s operations may be adversely affected by changes in South Korean government policies and legislation, particularly with respect to Blockchain, or social instability and other factors which are not within the control of Issuer, including, but not limited to, recessions, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, especially with North Korea, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in exchange rates, difficulties in the protection of intellectual property (which is discussed in further detail below under “Protection of Intellectual Property Rights”), labour disputes and other risks arising out of South Korean governmental sovereignty over the areas in which Issuer’s operations are conducted. The Issuer’s operations may also be adversely affected by social, political and economic instability and by laws and policies affecting foreign trade, taxation and investment. If the Issuer’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Issuer’s operations in South Korea, the Issuer may be subject to the exclusive jurisdiction of South Korean courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Issuer may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Issuer’s activities in South Korea could be substantially affected by factors beyond the Issuer’s control, any of which could have a material adverse effect on the Issuer.

Management of the Issuer is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Issuer’s cost of doing business or affect its operations in South Korea.

The Issuer may in the future enter into agreements and conduct activities outside of South Korea, which expansion may present challenges and risks that the Issuer has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Issuer.

Regulatory Risks

Changes in or more aggressive enforcement of laws and regulations, including with respect to Blockchain, could adversely impact the Issuer’s business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Issuer’s financial condition and results of operations. Furthermore, changes in government, regulations and policies and practices could have an adverse impact on the Issuer’s future cash flows, earnings, results of operations and financial condition. Regulatory agencies could shut down or restrict the use of platforms using Blockchain based technologies. This could lead to a loss of any investment made in the Issuer and may trigger regulatory action by the Ontario Securities Commission, the SEC or other securities regulators.

Internal Controls

The Issuer’s management is based out of Toronto, Canada, the location of the Issuer’s head office. Given that a majority of the activities of the Issuer take place in its South Korea branch office, including sales, research, and development activities, the ability of the Issuer’s executive management to oversee operations may be negatively impacted. While management periodically reviews and analyzes the operations of South Korea branch and has regular consultations with the management of this branch, an operational or financial deficiency that is not prevented or detected in a timely manner due to the nature of the Issuer’s operations may materially and adversely affect the Issuer and results of operations. The Issuer is currently working to enhance the Issuer’s internal controls structure as it relates to its operations in South Korea.

Dependence on Internet Infrastructure; Risk of System Failures, Security Risks and Rapid Technological Change

The success as a developer of Blockchain-based platforms will depend by and large upon the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. It cannot be assured that the infrastructure that supports blockchain-based technologies will continue to be able to support the demands placed upon it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. It is further not assured that the infrastructure or complementary products or services necessary to make blockchain-based technologies viable will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs in order to adapt the Issuer’s services to changing technologies.

Disruption of its Information Technology Systems

The Issuer relies on information technology in virtually all aspects of its business. A significant disruption or failure of its information technology systems could result in service interruptions, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against its information systems could result in loss of assets and critical information and exposes it to remediation costs and reputational damage. A significant disruption or cyber intrusion could lead to misappropriation of assets or data corruption and could adversely affect its results of operations, financial condition and liquidity. Additionally, if the Issuer is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on its results of operations, financial condition and liquidity. Cyber-attacks could further adversely affect the Issuer’s ability to operate information technology and business systems, or compromise confidential customer and employee information.

Risk of Theft and Hacking

Hackers or other groups or organizations may attempt to interfere with the Graph Blockchain Solution or the availability of it in a variety of ways, including without limitation denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Errors in Issuer’s Products

The Issuer’s products are highly technical and complex. The Issuer’s products may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in the Issuer’s products may only be discovered after they have been released. Any errors, bugs, or vulnerabilities discovered in the Issuer’s products after release could result in damage to the Issuer’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect the Issuer’s business and financial results.

Protection of Intellectual Property Rights

The Issuer’s strategy to protect any intellectual property rights it may have in the Graph Blockchain Solution is to rely on a combination of intellectual property protections, including patent applications, in the United States and South Korea, and license, employment and confidentiality agreements and software security measures to further protect its technology and brand.

South Korea, where most of the Issuer’s product development has taken place and will take place in the future, has been a World Trade Organization (WTO) member since 1995. WTO member nations must include certain intellectual property protection standards in their national laws, including with respect to patents, copyrights and trademarks. South Korea is also a signatory to a number of international intellectual property agreements.

Nevertheless, the steps the Issuer has taken to protect any rights may not be adequate to avoid the misappropriation of its technology or independent development by others of technologies that may be considered a competitor, particularly if the Issuer’s patent applications in the United States and South Korea are not approved. The Issuer’s intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties. Any misappropriation of the Issuer’s technology or development of competitive technologies could harm its business and could subject it to substantial costs in protecting and enforcing any intellectual property rights, and/or temporarily or permanently disrupt its sales and marketing of the affected products or services.

Violation of Third Party Intellectual Property Rights

The only significant intellectual property rights of the Issuer are certain intellectual property rights the Issuer may obtain in the Graph Blockchain Solution and in other future products and solutions it develops. Although the Issuer is not aware of violating commercial and other proprietary rights of third parties, there can be no assurance that its products do not violate proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on the Issuer business have arisen to date, any such claims and disputes arising may result in liability for substantial damages which in turn could harm the Issuer’s business, results of operations and financial condition.

Use of Open Source Software

The Issuer’s Graph Blockchain Solution makes use of and incorporates open source software components. These components are developed by third parties over whom the Issuer has no control. There are no assurances that those components do not infringe upon the intellectual property rights of others. The Issuer could be exposed to infringement claims and liability in connection with the use of those open source software components, and the Issuer may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase its expenses. The developers of open source software are usually under no obligation to maintain or update that software, and the Issuer may be forced to maintain or update such software itself or replace such software with internally developed software or software obtained from another supplier, which may increase its expenses. Making such replacements could also delay enhancements to its products.

Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software, including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications the Issuer makes to such software may be made available to all downstream users of the software, including its competitors. In addition, certain open source licenses provide that if the Issuer wishes to combine the licensed software, in whole or in part, with its proprietary software, and distribute copies of the resulting combined work, the Issuer may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work was licensed to the Issuer, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by users of open source software. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with the terms of the open source license. Such non-compliance could result in the termination of the Issuer’s license to use, modify and distribute copies of the affected open source software and the Issuer may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase its expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including its competitors, under the terms and conditions of the applicable open source license.

Competition

The markets for Blockchain-based technology and database management systems generally are highly competitive on a local, national and international level.

There are no assurances that established companies in the Blockchain and database management industries, which may have greater financial, technical, and marketing resources than the Issuer does, will not choose to directly enter into the Issuer’s niche market and complete with the Issuer’s products and services. The Issuer’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Issuer will.

Dependence on Third Party Relationships

The Issuer is highly dependent on a number of third party relationships to conduct its business and implement expansion plans, including its relationships with IBM, Rainbow Soft Co. Ltd. (“Rainbow”) and the Issuer’s development consultant, Bitnine Global Inc. (“Bitnine”), one of two joint venture partners who collectively founded Graph under the Joint Venture Agreement dated November 21, 2017 between Bitnine and Datametrex AI Limited (“Datametrex”) establishing Graph as a joint venture (the “Joint Venture Agreement”). As of the date hereof, Rainbow is the Issuer’s sole distributor and IBM accounts for materially all revenue contracts obtained to date. Furthermore, Bitnine is the Issuer’s sole external development consultant, and historically the Issuer placed a material reliance on it to fulfill revenue contracts and to perform certain research and development activities. It cannot be assured that these relationships will turn out to be as advantageous as currently anticipated or that other relationships would not have proven to be more advantageous. More specifically, some of the risks include: assurance that such entity will perform their obligations as agreed, each company’s ability to continue as an ongoing concern, and a termination of the relationship with the Issuer.

Key Personnel

The future success of the Issuer will depend, in large part, upon its ability to retain its key management personnel and to attract and retain additional qualified marketing, sales and operational personnel to form part of its technical and customer services support staff. The Issuer may not be able to enlist, train, retain, motivate and manage the required personnel. Competition for these types of personnel is intense. Failure to attract and retain personnel, particularly marketing, sales and operational personnel, could make it difficult for the Issuer to manage its business and meet its objectives.

Failure to manage growth successfully may adversely impact the Issuer’s operating results. The growth of the Issuer’s operations places a strain on managerial, financial and human resources. The Issuer’s ability to manage future growth will depend in large part upon a number of factors, including the ability to rapidly:

a)	build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Issuer’s products;

b)	attract and retain qualified technical personnel in order to administer technical support required for customers located in Canada, the United States and other countries around the world;

c)	develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts; and

d)	expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Issuer increases.

Inability to achieve any of these objectives could harm the business and operating results of the Issuer.

Failure to Grow at the Rate Anticipated

Graph is a start-up company with a limited history of sales and no record of profitability. If the Issuer is unable to achieve adequate revenue growth, its ability to become profitable may be adversely affected and the Issuer may not have adequate resources to execute its business strategy.

Management of Growth

The Issuer may be subject to growth-related risks including pressure on its internal systems and controls. The Issuer’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The inability of the Issuer to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Issuer may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Issuer’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Issuer will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. There can be no assurance that the Issuer will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Issuer’s operations or that the Issuer will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Litigation

The Issuer may become involved in litigation that may materially adversely affect it. From time to time in the ordinary course of the Issuer’s business, it may become involved in various legal proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Issuer to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Issuer’s business, operating results or financial condition.

More specifically, the Issuer may face claims relating to information that is retrieved from or transmitted over the Internet or through the solution and claims related to the Issuer’s products. In particular, the nature of the Issuer’s business exposes it to claims related to intellectual property rights, rights of privacy, and personal injury torts.

Conflicts of interest

The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interests, which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. Conflicts, if any, will be subject to the procedures and remedies as provided under the British Columbia Business Corporations Act (the “BCBCA”). To the best of the Issuer’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest between the Issuer and its directors and officers except that certain of the directors and officers may serve as directors and/or officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Issuer and their duties as a director or officer of such other companies.

Currency Risk

While the Issuer is headquartered in Canada, has applied to list its Common Shares on a Canadian stock exchange and typically raises funds in Canadian dollars, certain of its operations may be conducted in Asia, the United States and Europe. As such, the Issuer’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Issuer.

No dividend history

No dividends have been paid by the Issuer to date. The Issuer anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Issuer’s financial condition and current and anticipated cash needs.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Issuer’s securities will be established or sustained. The market price for the Issuer’s securities could be subject to wide fluctuations. Factors such as announcements of quarterly variations in operating results and acquisition or disposition of properties, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Issuer. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Shareholders’ Interest may be Diluted in the Future

The Issuer will require additional funds for its planned activities. If the Issuer raises additional funding by issuing equity securities, which is highly likely, such financing could substantially dilute the interests of the Issuer’s shareholders. Sales of substantial amounts of shares, or the availability of securities for sale, could adversely affect the prevailing market prices for the Issuer’s shares. A decline in the market prices of the Issuer’s shares could impair the ability of the Issuer to raise additional capital through the sale of new common shares should the Issuer desire to do so.

Item 4.	Information on the Company

A.	History and Development of the Company

Name and Incorporation

The Issuer was incorporated under the name Reg Resources Corp. by Notice of Articles dated October 6, 1982, under the Company Act (British Columbia). The incorporation documents of the Issuer were amended on (i) February 23, 1993, to change the name of the Issuer to Reg Technologies Inc., (ii) April 5, 2005, to affirm that the pre-existing company provisions no longer apply to the Issuer, (iii) November 27, 2012 to increase the authorized share capital of the Issuer; and (iv) November 6, 2018, to change the name of the Issuer to Graph Blockchain Inc.

The head office of the Issuer is located 2161 Yonge Street, Suite 210, Toronto, Ontario, Canada, M4S 3A6.

The Issuer is a reporting company in British Columbia and Ontario and its shares are listed for trading on the Canadian Securities Exchange (the “CSE”).

The Issuer maintains its registered and records office at 1055 West Georgia Street, Royal Centre, Suite 1500, Vancouver, BC, V6E 4N7.

The Issuer also has a sales office at 610-1125 Howe Street, Suite 32, Vancouver, British Columbia, Canada, V6Z 2K8 and a branch office in Seoul, Korea at #A504, 401, Yangcheon-ro, Gangseo-gu, South Korea. Additionally, a sales partner and significant shareholder of the Issuer, Bitnine, has a sales office in Silicon Valley, California at 3945 Freedom Circle, Suite 260, Santa Clara, CA 95054 USA.

While management of the Issuer is located in Toronto, Ontario, Canada, a significant portion of the Issuer’s activities as of the date of this Form 20-F, including product development, sales and distribution, occur in South Korea.

South Korean branch office is subject to the laws and regulations of South Korea and is necessary for the Issuer’s operations in South Korea and allows the Issuer to comply with the laws of South Korea, which is conducive to maintaining positive relationships with local entities upon whom the Issuer’s operations are substantively reliant as of the date of this Form 20-F. All books and records of the branch office are located at its office in South Korea.

The Issuer’s wholly owned subsidiary, Graph, will have its head and registered office 2161 Yonge Street, Suite 210, Toronto, Ontario, Canada, M4S 3A6.

The following chart illustrates the intercorporate relationships that exists among the Issuer and its subsidiaries as at the date hereof.

General Development of the Business

Immediately prior to the Acquisition, the Issuer did not operate a business. Prior to such time, and during the Issuer’s three most recently completed financial years, the Issuer was principally a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax rotary technology used in the design of lightweight and high efficiency engines, compressors and pumps.

In September 2016, the Issuer entered into the Sale Agreement with Regi, which was amended and restated on February 14, 2017. The consideration received was 51,757,119 common shares of Regi. The Issuer obtained shareholder approval for the transaction by special resolution at a special meeting of the shareholders on November 18, 2016. The transaction received approval from the TSX Venture Exchange on February 17, 2017. The Issuer’s shares were voluntarily delisted from the TSX Venture Exchange at such time. The Issuer subsequently issued its shareholdings in Regi as a dividend in kind to its shareholders following such delisting.

The Board of Directors of the Issuer announced on June 29, 2018 that the Company and Graph entered into a non-binding Letter of Intent (the “LOI”) pursuant to which the Issuer would acquire all of the issued and outstanding securities of Graph in a reverse takeover transaction and the resulting issuer would continue the current business of Graph. As described herein, Graph is a Blockchain development company that provides high performance Blockchain solutions that include graphic data analysis and consulting services, implementation of data mining analysis through the use of graph databases and speed enhancements of Blockchain control systems for corporations and government agencies. “Blockchain” refers to a distributed ledger technology comprised of blocks that serves as a historical transaction record of all past transactions and can be accessed by anyone with appropriate permissions, whereby the blocks are chained together using cryptographic signatures.

Shareholder approval for the consolidation (the “Consolidation”) of the issued and outstanding common shares of Reg Technologies Inc. on the basis of one new common share for every ten (10) common shares of Reg Technologies Inc. and the filing of articles of amendment pursuant to the BCBCA to change the name of the Issuer to “Graph Blockchain Inc.” was obtained at an annual and special meeting of the shareholders of the Issuer on September 17, 2018. The Consolidation was effective as of October 22, 2018

The Acquisition was approved by the shareholders of Graph at a special meeting held on September 4, 2018 and was approved by a majority of the shareholders of the Issuer by way of written resolution on October 17, 2018.

Pursuant to the terms of the Acquisition, each shareholder of Graph would receive one Common Share of the Issuer for each share of Graph held prior to completion of the Acquisition.

On November 6, 2018, Graph commenced a private placement of 3,354,866 units at $0.30 per unit for aggregate gross proceeds of $1,006,460 (each, a “Financing Unit”), each comprised of one share (a “Financing Share”) and one warrant (a “Financing Warrant”) that closed concurrently with the Acquisition (the “Concurrent Financing”). The Financing Shares and Financing Warrants issued in connection with the Concurrent Financing were subsequently exchanged for Common Shares and Warrants of the Company on completion of the Acquisition on a one for one basis. The Financing Warrants entitled the holder to acquire one Graph Share for each Financing Warrant held at a price of $0.40 per Graph Share for a period of 18 months from the closing of the Concurrent Financing, which were exchanged for Warrants of the Company with similar terms on a 1:1 basis at the closing of the Acquisition as described below.

In connection with the Acquisition and the Concurrent Financing, a fee equal to 0.5% of the pre-money valuation of Graph in Common Shares was paid to 514 Finance Inc. (the “Finder’s Fee” and such shares, the “Finder’s Fee Shares”) in accordance with Canadian securities laws.

The Acquisition

On November 6, 2018, the Issuer entered into the Amalgamation Agreement with Subco and Graph to carry out the Acquisition initially announced by the Issuer on June 29, 2018 following the signing of the LOI. The Acquisition was carried out by way of a three-cornered amalgamation in accordance with the provisions of the OBCA, pursuant to which, among other things:

a)	Subco and Graph amalgamated to form an amalgamated corporation pursuant to the OBCA (“Amalco”), which retained the name Graph Blockchain Limited, in the manner set out in the Amalgamation Agreement;

b)

Each common share of Graph issued and outstanding immediately prior to the time (the “Effective Time”) of the Amalgamation (including the Financing Shares, the “Graph Shares”) was exchanged by each Graph shareholder for one fully paid and non-assessable common share of the Issuer (the “Common Shares”);

c)	each Graph Share exchanged for 1 fully paid and non-assessable Common Share in accordance with paragraph (b) above was cancelled;

d)	each Subco common share issued and outstanding immediately prior to the Effective Time was exchanged for one share of common shares of Amalco;

e)	each Subco common share exchanged for one common share of Amalco in accordance with paragraph (d) above was cancelled;

f)	Amalco issued 999,900 common shares of Amalco to the Issuer;

g)

each of the 1,665,818 warrants of Graph issued to certain finders of Graph (“Graph Finder’s Warrants”) that were outstanding immediately prior to the Effective Time was exchanged for one warrant of the Issuer on economically equivalent terms (the “Finder’s Warrants”);

h)	all Graph Finder’s Warrants exchanged for Finder’s Warrants in accordance with Paragraph (g) were cancelled;

i)	each Financing Warrant outstanding immediately prior to the Effective Time was exchanged for one warrant of the Issuer on economically equivalent terms (“Warrants”)

j)	all Financing Warrants exchanged for Warrants of the Issuer in accordance with paragraph (i) were cancelled; AND

k)	Amalco became a wholly-owned subsidiary of the Issuer.

The Acquisition of Graph was an arm’s length reverse takeover transaction for the Issuer. No formal valuation was commissioned or received in connection with the Acquisition.

B.	Business Overview

Current Operations

Effective on the closing of the Acquisition, the Company has been carrying on the business of Graph.

Graph is a private company incorporated under the laws of the Province of Ontario and is based in Toronto, Ontario. Graph is a Blockchain technology company that develops, markets and implements high performance private Blockchain database management solutions. “Blockchain” as used herein means a distributed ledger comprised of blocks that serves as a historical transaction record of all past transactions and can be accessed by anyone with appropriate permissions. Blocks are chained together using cryptographic signatures.

Graph was established as a joint venture company between Bitnine and Datametrex on November 22, 2017. Datametrex is a reporting issuer in British Columbia, Alberta and Ontario listed on the TSX Venture Exchange that is focused primarily on collecting, analyzing and presenting structured and unstructured data using machine learning and artificial intelligence, and engaging in industrial scale cryptocurrency mining. Datametrex was incorporated under the OBCA on March 4, 2011 and is based in Toronto, Ontario, Canada. Bitnine is a private company incorporated in the State of California on November 12, 2015 that specializes in providing graph database management systems and data modelling solutions and is based in San Francisco, California. Most significantly, Bitnine developed the “AgensGraph” solution on which the Graph Blockchain Solution is substantially dependent, as is discussed in further detail below.

Pursuant to the terms of the Joint Venture Agreement, Datametrex was responsible for organizing the corporation and for arranging for its initial financing. Bitnine was in turn responsible for assisting in the development of the Graph Blockchain Solution prototypes and is also responsible for marketing and selling the product in South Korea, a jurisdiction in which Bitnine has a significant customer base.

At a high level, the Company’s business will revolve around its “Graph Blockchain Solution”, currently in the quality testing phase for version 1.0. The Graph Blockchain Solution enables users to replicate the full set of transactions of a peer in the Blockchain by modeling them in a graph database. In computing, a graph database is a database that gives equal importance to data and the relationships between data points. A key benefit of the graph structure is the ability to link data from a variety of different sources directly (in this case, separate blocks in the chain), and retrieve them with one operation. Specifically, the graph database modeling provides for a unique and more streamlined way of filtering through Blockchain based data, providing users with querying capabilities, data optimization, and advanced analytics. In addition to enhanced transaction speed, Graph Blockchain solution provides essential benefits such as time-to-market agility, visualization of data flows, and transparent transactions. Since the solution uses a hybrid of both graph and traditional relational databases, it offers flexibility in terms of development in situations where the applicable business environment continuously changes. As a complete end-to-end solution that is designed to integrate fully into an end user’s existing technical infrastructure, Graph offers customized business intelligence applications and dashboards for the end user, according to the client’s needs, giving users enhanced traceability and analytical insights. Please refer to Item 5.C “Research and Development, patents and licenses” for a more detailed breakdown of the existing and planned features and functionalities of the Graph Blockchain Solution.

As of the date hereof, the Company has not entered into any contracts with end users for its Graph Blockchain Solution. Rather, the Company, together with its development partner, Bitnine, has contracted with several large multinational entities to build scaled down prototypes to provide such entities with a proof of concept for the Graph Blockchain Solution. These scaled down prototypes are built on the basis of an earlier version of the Graph Blockchain Solution and provides users with only a fraction of the functionality that the Graph Blockchain Solution will offer. As part of this prototype building process, the Company has gained a considerable amount of feedback and insight on its product from both Bitnine, who built the scaled down prototype (on the basis of the core Blockchain engine provided by the Company) and from the end users. It is this technical knowledge transfer, insight and feedback that the Company intends to employ as it begins to market its Graph Blockchain Solution.

Despite its involvement in the Blockchain industry, the Company is not a cryptocurrency company and has no intention of holding cryptocurrencies or otherwise accepting cryptocurrencies as a method of payment for its Graph Blockchain Solution

Products and Services

1. Products

The Issuer’s principal product is the Graph Blockchain Solution, which is discussed above.

As of the date hereof, the Issuer already has a number of contracts in respect of the development of customized prototype Blockchain interfaces based on the underlying Graph Blockchain Solution, all of which, with the exception of a contract with Revive Therapeutics Ltd., are with customers in South Korea. With respect to a majority of these contracts, the Issuer has already delivered to the end user a prototype solution which the end user is currently reviewing within the context of their business to ensure it meets their needs. Such contracts are therefore not referenced in Item 5.D “Trend Information and Business Objectives”, which provides additional details on the projected timelines for previously announced contracts for which the prototypes are still in development, such as Samsung. With the exception of the contract for Samsung, which is also referenced in Item 5.D “Trend Information and Business Objectives” above, all of the contracts discussed below have been fulfilled by the Issuer as of the date of this Form 20-F.

These prototype contracts are all independent from any future contracts for the development of the full-scale Graph Blockchain Solution and none of the customers below have any obligation to proceed with the purchase and integration of the Graph Blockchain Solution.

•

On December 14, 2017, Graph entered into a Collaboration and Services Agreement with Revive Therapeutics Ltd. in connection with developing a Blockchain solution for Revive’s proprietary patient-focused program enabled by artificial intelligence dedicated to the medical cannabis industry valued at $15,000. Revive is a publicly traded corporation on the TSX Venture Exchange operating in Ontario, Canada that is focused on the research, development and commercialization of novel therapies and technologies for the medical cannabis and pharmaceutical sectors. Pursuant to the agreement, Graph delivered an initial technical assessment (i.e. development plan) and corresponding budget for the development of a Blockchain solution on July 31, 2018 and invoiced Revive $5,000 for the work that was completed. Upon Revive completing their review of the initial technical assessment, it is anticipated that a prototype will be developed in the first quarter of 2019. The balance of the contract will be due and payable once the prototype is completed. However, Revive has no contractual obligation to proceed to the proof of concept prototype phase.

•

On February 5, 2018, Graph, through a distribution agreement with Rainbow entered into a definitive agreement in partnership with IBM for Hanhwa, a Korean conglomerate, pursuant to which the Issuer developed a large-scale graph database and Blockchain solution prototype in partnership with IBM for Hanwha’s database management systems. The prototype solution was inspected and certified by Rainbow on or about August 7, 2018. The Issuer has received funds for this prototype contract in the amount of approximately $160,000.

•

On March 5, 2018, Graph, through its distribution agreement with Rainbow, entered into a definitive agreement to develop a large-scale graph database and Blockchain solution prototype in partnership with IBM for KB Life Insurance Co, Ltd. (“KB”), a leading life insurance company headquartered in Seoul, South Korea. The prototype solution was inspected and certified by Rainbow on or about August 7, 2018. The Issuer has received funds for this prototype contract in the amount of approximately $400,000.

•

On August 3, 2018, Graph, through its distribution agreement with Rainbow, entered into a definitive agreement to develop a private Blockchain Graph Blockchain Solution prototype in partnership with IBM for LG Electronics Inc. (“LG”), a multinational electronics manufacturer, headquartered in Seoul, South Korea. The solution is to build a private enterprise Blockchain database management system. The prototype solution was inspected and certified by Rainbow on or about October 12, 2018. The Issuer has received funds for this prototype solution in the amount of approximately $300,000.

•

On October 2, 2018, Graph, through its distribution agreement with Rainbow, entered into a definitive agreement to develop a private Blockchain solution prototype in partnership with IBM for Samsung Electronics Co. Ltd. (“Samsung”), the world’s largest manufacturer of mobile phones and smart phones, headquartered in Suwon, South Korea. The solution is to build a private enterprise Blockchain database management system. Bitnine has since commenced work on the prototype solution and the Issuer expects to have the prototype completed by January 2019. Pursuant to the terms of the definitive agreement, upon acceptance of the prototype solution, the Issuer anticipates receiving funds for this prototype solution in the amount of approximately $300,000.

Receipt of funds for prototype solutions by the Issuer are initially deferred, and are recognized as revenue upon the acceptance of the prototype solution.

2. Services

While the Graph Blockchain Solution is expected to be simple to install and is not expected to disrupt existing business intelligence systems, the Issuer’s business is anticipated to include an internal customer service team to assist users of the Graph Blockchain Solution with any customer service issues that may arise.

Business Strategy

1. Production

As of the date of this Form 20-F, the Issuer employs five full time research and development employees, who are located in South Korea and who are responsible for building, testing and integrating the Blockchain technology and the graph database that comprise the Graph Blockchain Solution. With the development of version 1.0 of the Graph Blockchain Solution being completed and currently in the quality testing phase, the Issuer is moving all significant research and development activities inhouse to its development team in South Korea, and is expected to gradually phase out its reliance on external technical consulting from Bitnine. With respect to the prototype solutions discussed above, the Issuer relied extensively on the consulting and technical expertise of the development team at Bitnine for the prototypes’ development and outsourced a significant amount of its technical work to them. As a result of this significant outsourcing, the development of these prototypes resulted in prototypes earning the Company minimal operating margins. The Issuer has made significant progress towards, and intends to continue, enhancing the knowledge base of its technical team, largely through knowledge gained during the prototype development undertaken by Bitnine. By early 2019, the Issuer aims to only consult with Bitnine for certain highly technical prototype builds and to perform the remainder of its research and development work in house. The margins on any contracts for the fully integrated Graph Blockchain Solution itself are anticipated by the Issuer to be much higher.

2. Distribution and Target Markets

Under the terms of the Joint Venture Agreement, Bitnine shares responsibility with the Issuer for the marketing and sales of Graph’s products and solutions.

In addition, Graph currently has an agreement with Rainbow, a company with its head office and operations in the Republic Korea, dated February 26, 2018, to act as a non-exclusive distributor in South Korea of its Graph Blockchain Solution (including the prototypes). Pursuant to the terms of the distribution agreement, attached to this Form 20-F as Exhibit 4.5, Rainbow has a non-exclusive right to market and distribute products for the Issuer in South Korea for a period of twenty-four months. This initial twenty-four month period may be renewed for a second twenty-four month period upon the prior mutual agreement of the parties. Under the terms of the agreement, once Rainbow has an order from a customer for the Issuer’s solution, Rainbow shall provide the same order to the Issuer and the Issuer will then prepare an invoice for the work requested and begin modifying the Graph Blockchain Solution according to the specifications requested. Rainbow will be responsible for liaising with the customer, delivering the solution to the customer, remitting all funds received from the customer to the Issuer and providing the Issuer with an inspection certificate once the product is accepted. As compensation for acting as a distributor, Rainbow earns a fee equal to 5% of the value of the contract to the Issuer.

As of the date hereof, almost all of the Issuer’s contracts for the development of prototype solutions have been procured by IBM. As Graph’s Blockchain Solution is based on IBM’s Hyperledger Fabric, IBM is able to offer the Issuer’s solution as a seamless add-on to existing technical solutions it is building for customers in a variety of industries. In other words, IBM is able to offer end users Graph’s Blockchain Solution as an integrated component of the larger software solutions it is building for companies like LG and Samsung.

To reduce its economic dependence on IBM and to initiate direct sales of its customized software solutions, on April 20, 2018, Graph established a South Korea branch office with a sales department. Through its Korean sales team, the Issuer intends to focus its sales efforts on engaging existing clients of Datametrex and Bitnine, including Samsung, LG Electronics and Lotte, and entering into agreements with such companies for the development of bespoke Blockchain solutions. As of the date of this Form 20-F, the Korean sales team has not procured any contracts for the Issuer. The Issuer also intends to build reseller and system integration (“SI”) partner networks, wherein the partners will incorporate the Issuer’s solutions as a complementary offering to their independent products. The ultimate objective is that these partners will conduct an assessment of the client’s needs and customize the Graph Blockchain Solution so that it is effectively integrated and functional for the client’s environment. The Issuer’s marketing and distribution strategy will consist of the combination of selling both directly and through partnerships, which is anticipated to increase the speed of market penetration. Graph has, and the Issuer plans to continue to sponsor trade shows, conferences, and meet-ups to get market recognition among the Blockchain developer community and to generate sales leads. The Issuer also plans to contribute to the Hyperledger open source community. Hyperledger is one of the leading open source frameworks initiated by the Linux Foundation, one of the largest non-profit organizations in the world dedicated to supporting open source technologies, to support the collaborative development of Blockchain-based distributed ledgers. As the Issuer further grows and develops, the Issuer intends to sell its solutions in North America, Europe and Asia through such channels. For greater certainty, the Issuer has no contracts in North America or Europe as of the date hereof.

The principal markets and industries for the solutions offered by the Issuer are expected to include, but are not limited to:

•	Public sector infrastructure, including the building of a bespoke secure payment gate solution for electric vehicle charging stations;

•	Fintech, including the provision of Blockchain solutions for efficient process of real-time transactions;

•	Real estate, including the provision of Blockchain solutions and smart contracts;

•	Logistics, including the development of Blockchain solutions for shipping and transport;

•	Medical industry, including the provision of solutions to provide secure and manage transactions among highly connected entities;

•	Human Resources, including solutions to track and monitor employee work hours, employee productivity and computer utilization hours; and

•	Education sector, including solutions to verify and authenticate degree, diploma and transcript information.

3. Sales and Marking

The Graph Blockchain Solution will be custom built and sold on an annual fee basis. This fee bundles costs such as solution, installation, initial setting, configuration, warranties and upgrades. The Issuer is analyzing options for unbundling some of these components, which would allow it to reduce the current sticker price of individual units where economies of scale can be achieved. As of the date of this Form 20-F, the Issuer has a dedicated sales team of 4 full time employees located in its Korean branch and 1 full time employee located in its Canadian head office. The team’s current role includes supporting IBM’s sales proposals, initiating and building relationships with other customers with the goal of closing direct sales, and building the reseller and SI program. As described in the business objectives above, the Issuer also plans on expanding the North American sales team

4. Specialized Skill and Knowledge

The Issuer has a team with significant software development, go-to-market, marketing and Blockchain experience, as is discussed in further detail below. This team is largely comprised of the Issuer’s employees and management, all of whom will be active in the day-to-day operations of the Issuer.

For example, the employee in charge of Graph’s research and development team in Korea is a full-time employee that has developed businesses, planned and managed projects with various organizations such as government agencies and educational institutes in information technology for over 17 years, including with Bitnine. Currently, he is in the process of obtaining his of Information Technology Engineering Ph.D. degree. His primary research includes traversal performance of Blockchain and use cases of Blockchain technology in databases.

Moreover, since South Korean business environment in which the Issuer primarily operates is significantly different from that found in North America, the management of the Issuer has been structured with the appropriate experience and expertise for operating in South Korea. This will assist the board in identifying the specific risks associated with the Issuer in operating in Korea, and will ensure that the board’s governance and oversight responsibilities are properly discharged.

In terms of management experience in South Korea, the geographic focus of the Issuer’s business as of the date of this Form 20-F, Steve Kang, the Chief Financial Officer of the Issuer, was born and educated in Korea and worked as a financial analyst for LG Honeywell in Seoul, South Korea. In addition, both Steve Kang and Peter Kim, Chief Executive Officer and a director of the Issuer, are fluent in both English and Korean. The Issuer expects to retain independent certified translators when necessary to overcome any language and cultural barriers. Moreover, senior management of the Issuer has taken multiple trips to Korea over the years and have spent considerable time with customers, partners and local advisors in South Korea in an effort to further understand how business is conducted in South Korea. The Issuer also works with entities like IBM and its distributor, Rainbow, a marketing and distribution company located in Korea, to provide it with further insights on working within these markets. These relationships are on an arm’s length basis and there is no common management between either of these entities and the Issuer. The Issuer further intends to utilize this experience and understanding to orient and train the other members of its board of directors on the differences between the North American and the Korean market. These steps are expected to mitigate some of the risks associated with the language barrier and other cultural differences applicable to operating in Korea.

Accordingly, the Issuer believes that, through their previous experience and involvement with companies operating in South Korea, the Issuer’s management and board have the requisite knowledge of the local business environment to effectively conduct business in South Korea and to develop a governance framework to mitigate the risks of operating in South Korea.

The Issuer’s board consists of individuals with a breadth of expertise, including capital markets, sales and marketing. For example, David Posner acted as Chief Executive Officer of Nutritional High International Inc. from May 2015 to July 2016, which is listed on the CSE. Prior to that, he had a twenty year career running privately held real estate funds both commercial and residential, based in Toronto.

Competition

The Company intends to operate in a niche market segment and focus on developing bespoke blockchain graph database management solutions for companies in a variety of industries.

While the Blockchain and database management markets are generally highly competitive with many established and emerging players, including a number of technology companies that develop private enterprise blockchains such as LeewayHertz, NEM, Quest Global Technologies, and Kaleido, there are few companies focusing on the specific market segment the Company has identified. Further, in the Company’s view, should the intellectual property protections the Company has applied for be approved, it will be difficult for other companies to offer products and services similar to that of the Company.

The Company believes that the Graph Blockchain Solution has the following strengths that differentiate it from the other available Blockchain or database management systems on the market:

Transaction Speed

The Graph Blockchain Solution’s speed and efficiencies make it an ideal Blockchain platform for real-time transactions, specifically in the fintech, logistics, and real estate sectors.

Data Management

Utilizing its graph database platform, the Graph Blockchain Solution presents data to dashboards and user interfaces in real-time. Graph’s technology allows users to filter the data into transactional data and all the related data. This increases the solution efficiencies and is not otherwise available on the market to the Company’s knowledge. The Company’s research and development team will also customize a solution that provides access to data for timely strategic decisions.

Advanced Analytics

The Graph Blockchain Solution provides real-time advanced analytics. Graph’s approach provides access to business insights not available through traditional platforms. Management believes what differentiates this solution from others is its unique method of organizing data. This allows it to generate executable business insights.

Seasonality

Not applicable

Legal Proceedings

There are no legal proceedings to which the Issuer or its subsidiary is, or has been, a party or of which any of their property is, or has been, the subject matter. Additionally, to the reasonable knowledge of the management of the Issuer and its subsidiary, there are no such proceedings contemplated.

Material Effects of Governmental Regulations

As of the date of this Form 20-F, the Issuer operates primarily in South Korea. The Issuer anticipates its operations will be dependent on this emerging market for the near term future.

As part of operating in South Korea, the Issuer is subject to the evolving legal framework in South Korea with respect to Blockchain technology. To the knowledge of management of the Issuer, while cryptocurrency exchanges and other aspects of the digital currency industry have been curtailed by the Korean government and regulators, no restrictions or conditions have been imposed by the Korean government and regulatory authorities on the ability of the Issuer to operate in Korea in the manner in which its business is presently conducted.

While there are risks to the Issuer associated with changes in the existing legal framework with respect to Blockchain, generally, Korea’s legal system, which is a civil law based system, has experienced political and economic stability for many years, despite ongoing military tensions with North Korea. Nevertheless, given the constantly evolving nature of the Issuer’s industry, the Issuer intends to work closely with Korean legal advisors to ensure it is continually able to conduct its business as intended as the legal framework develops. Management and the board of the Issuer will revisit the risks associated with operating in Korea to the extent there are changes to the legislative framework and adjust its business and governance practices accordingly.

Due to the nature of its business, the Issuer is also subject to the legal regime in South Korea with respect to intellectual property. The Issuer’s strategy to protect any intellectual property rights it may have in the Graph Blockchain Solution is to rely on a combination of intellectual property protections, including patent applications, license, employment and confidentiality agreements and software security measures to further protect its technology and brand. South Korea has been a World Trade Organization (WTO) member since 1995. WTO member nations must include certain intellectual property protection standards in their national laws, including with respect to patents, copyrights and trademarks. South Korea is also a signatory to a number of international intellectual property agreements. Management believes the standard of intellectual property protection in such jurisdiction to be of a reasonably high standard and thus does not view intellectual property infringement to be a material risk as it relates to its operations in South Korea.

The Issuer currently owns no real property in South Korea and does not anticipate any local laws and customs regarding rights and ownership to property to impact its business. The Issuer is not aware of any restrictions on the ownership of property which might impact its business.

As the Issuer will use South Korean distributors to facilitate the payment to the Issuer from the sale of its Graph Blockchain Solution to end user customers, the Issuer will also need to rely on and understand banking customs in South Korea. From their prior experience in operating in Korea, management of the Issuer believes that Korea’s banking system and standards for professional services are comparable to that of North American countries. Further, according to the Korea Financial System Stability Assessment by the International Monetary Fund in 2014: “Korea has a well-developed payment, clearing and settlement infrastructure, but there is room to increase compliance with international standards”. In addition, to the knowledge of the Issuer, there is no currency transfer limit in Korea. Korea has liberalized foreign exchange controls in line with OECD benchmarks. Foreign firms may remit profits to Canadian banks provided that the foreign firm complies with the notification requirements of applicable legislation.

In terms of corporate structure, management of the Issuer will engage with and supervise local management of the Korean office. Pursuant to Korean law, a branch office is distinct from a subsidiary and is treated as a separate taxable entity that is able to operate as a revenue generating entity. Sales and manufacturing activities are allowed and there is no minimum capital requirement at establishment. Further, branch offices do not maintain their own board of directors. As such, the Issuer maintains responsibility for overseeing the operations of the employees in Korea.

Finally, management believes that an appropriate legal framework exists for the enforcement of Canadian judgements in South Korea. The enforcement of foreign judgments in Korea is governed by the Korean Civil Procedure Act. A court may enforce a Canadian judgment provided it satisfies certain requirements of that act including that (i) the international jurisdiction of the foreign court is recognized under legislation or treaties, (ii) the defendant has received under a lawful method, service with sufficient time to reply, (iii) the foreign judgment does not violate public policy – being the ‘good morals and other social order’ of Korea and (iv) there is reciprocity between Korean and the foreign jurisdiction in which the judgment was rendered. As of the date hereof, Ontario, where the Issuer’s management and board of director reside, has already been recognized as a reciprocal jurisdiction. However, as Korea is not a party to the HCCH Convention on the Recognition and Enforcement of Foreign Judgments in Civil and Commercial Matters 1971 (Hague Foreign Judgments Convention) or any other bilateral or multinational treaties for the reciprocal recognition and enforcement of foreign judgments, there is a risk that legislative or judicial changes may prevent the recognition of Canadian judgements in South Korea.

C.	Organizational structure

The Company has one wholly-owned subsidiary: Graph Blockchain Limited.

D.	Property, plant and equipment.

The Company does not own any real property. The Company leases office space in Seoul, South Korea, measuring approximately 84.44 square meters for sales and technology development and support.

Item 4.	A. Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended April 30, 2018, April 30, 2017 and April 30, 2016 and the financial statements of Graph for the period from incorporation (November 22, 2017) to July 31, 2018. This discussion contains forward looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Forward Looking Statements and Risk Factors”.

A.	Operating Results

Issuer

The Issuer incurred a net loss of $104,673 and $19,222 during the three months ended July 31, 2018 and 2017, respectively.

In the three months ended July 31, 2018, the Issuer recorded foreign exchange loss of $609 compared to foreign exchange loss of $1,292 recorded for the three months ended July 31, 2017, both resulting from the increase in exchange rate on the Issuer’s accounts payable denominated in US dollars.

In the fiscal year ended April 30, 2018, the Issuer was searching for viable business opportunities; since that date, all expenses have generally increased, as the Issuer focused on executing its LOI with Graph and completing the Acquisition. Details of the operating expenses are as follows:

	For the three months ended July 31, 2018 $	For the three months ended July 31, 2017 $
Professional fees	24,985	—
Management fees	15,000	7,500
Office and general administration expense	2,384	—
Consulting fees	45,000	7,500
Transfer agent and filing fees	15,258	2,930
	102,627	17,930

In the three months ended July 31, 2018, the Issuer recorded interest expense of $1,437 on secured promissory note of $21,339 (net of unamortized discount of $8,611). In the fiscal year ended April 30, 2018, it did not have any interest-bearing debt.

Results of Operations for the Fiscal Year Ended April 30, 2018 Compared to the Fiscal Year Ended April 30, 2017

The Issuer incurred a net loss of $69,955 during the year ended April 30, 2018, compared to a net loss of $105,762 during the year ended April 30, 2017.

In the fiscal year ended April 30, 2017 the Issuer reorganized its operations and executed the Sale Agreement with Regi. In the fiscal year ended April 30, 2018, the Issuer actively searched for a viable business and available financing. All expenses decreased from in the fiscal year ended April 30, 2017 to the fiscal year ended April 30, 2018 as follows due to reduced activities.

	For the fiscal year ended April 30, 2018 $	For the fiscal year ended April 30, 2017 $
Management and directors’ fees	30,000	50,000
Office expenses	—	3,155
Professional fees	30,000	41,812
Transfer agent and filing fees	7,430	8,823
Travel and promotion	—	3,097
	67,430	106,887

During the year ended April 30, 2017 the Issuer recorded foreign exchange gain of $1,125; during the year ended April 30, 2018 the Issuer recorded foreign exchange loss of $2,525.

Summary of Quarterly Results

The following is a summary of the Issuer’s financial results of eight of its most recently completed quarters:

Description	Three months ended Jul. 31, 2018 $	Three months ended Apr. 30, 2018 $	Three months ended Jan. 31, 2018 $	Three months ended Oct. 31, 2017 $	Three months ended Jul. 31, 2017 $	Three months ended Apr. 30, 2017 $	Three months ended Jan. 31, 2017 $	Three months ended Oct. 31, 2016 $
Net Revenues	—	—	—	—	—	—	—	—
Loss before other items
Total	(104,673)	(19,001)	(15,444)	(16,288)	(19,222)	(30,514)	(29,845)	(32,980)
Per share	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net loss
Total	(104,673)	(19,001)	(15,444)	(16,288)	(19,222)	(30,514)	(29,845)	(32,980)
Per share	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

As the Issuer was reorganizing its business during the last eight quarters, variances by quarter reflect our corporate activity and the funds for financing available for its operations.

Operating loss during the three months ended July 31, 2018 was significantly higher than the previous quarters, as the Company focused on completing the Acquisition.

Results of Operations for the Fiscal Year ended April 30, 2017 Compared to the Fiscal Year Ended April 30, 2016

We incurred a net loss of $105,762 during the year ended April 30, 2017, compared to a net loss of $1,646,708 during the year ended April 30, 2016. The significant difference was due to loss on a write-off of a receivable from Regi of $1,456,985 recorded during 2016 as the management did not have reasonable expectations for collecting the amount. In 2016, the Issuer also recorded interest income of $304 and gain on debt settlement of $6,586.

Total general and administration expenses decreased from $196,613 in 2016 to $105,762 in 2017. During the year ended April 30, 2017, the Issuer was reorganizing and selling its rights to the technology, resulting in research and development expense reduction from $53,983 in 2016 to $Nil in 2017. The Issuer was completely inactive for part of 2016, therefore management fees were incurred for only part of the year at $42,959, which was increased to $50,000 in 2017 as the Issuer actively worked on reorganizing its business. During 2017, the Issuer’s management streamlined the operations with no supporting staff, therefore office expenses decreased from $26,061 in 2016 to $3,155, rent and utility decreased from $13,950 in 2016 to $Nil in 2017, and wages and benefits decreased from $19,007 in 2016 to $Nil in 2017. Professional fees increased from $28,159 in 2016 to $41,812 in 2017 and travel expenses increased from $Nil in 2016 to $3,097 in 2017 as the Issuer engaged accounting, legal and other consulting services for reorganization and meeting the related regulatory requirements. In 2017, the Issuer did not engage shareholder communication or shareholder relation services, as the Issuer sold its assets and voluntarily delisted from the TSX Venture Exchange. In 2016, the Issuer incurred $21,276 on shareholder communication related services. In 2016 the Issuer incurred more filing fees than in 2017 when the Issuer voluntarily delisted from both the TSX Venture Exchange and OTC, thus transfer agent and filing fees decreased from $15,907 in 2016 to $8,823 in 2017. During the year ended April 30, 2017 the Issuer recorded foreign exchange gain of $1,125, a decrease from $24,689 in 2016.

Graph

Summary of Operations

Description	Period from November 22, 2017 to July 31, 2018
Revenue	$15,000
Net loss	$(3,772,838)
Net loss per share	$(0.04)

Revenue

For the period from November 22, 2017 to July 31, 2018, revenue of $15,000 was recognized from blockchain planning and consulting services provided to a Canadian customer in the medical cannabis industry. Graph also recognized contract liabilities, and corresponding inventory, in the amount of $534,392, which will be recognized to revenue and operating expenses subsequent to July 31, 2018 upon their acceptance by the customer as follows:

•	$382,074 from delivering a prototype blockchain solution built for a global insurance company; and

•	$152,318 from delivering a prototype blockchain solution built for Samsung’s electric vehicle charging division.

The Company has made a number of achievements in their product development and in securing proof of concept (PoC) prototype contracts. The Company has identified key focus areas, including logistics, fintech, and the cannabis sectors, which continue to be high growth areas and are expected to be major contributors in driving the Company’s growth. In addition, our sales team continues to identify new potential clients that will benefit from Graph’s solution offerings.

Expenses

For the period from November 22, 2017 to July 31, 2018, $2,365,742 of share based expenses were included in $3,786,350 of total expenses incurred. Certain significant items are noted:

•

Share based consulting fees of $1,934,912 include $1,769,912 that were charged by Datametrex, a shareholder of Graph, for services that include early stage organizational activities, sales channels development, go public readiness, and business growth advisory and support.

•

Other operating expenses in the amount of $631,496 comprised of $330,663 of consulting fees, $235,146 of professional fees, $37,299 of direct prototype blockchain development and consulting costs, and other miscellaneous expenses of $28,388.

•	Salaries, benefits and management fees of $391,496 and share based compensation of $430,830 were incurred.

•

Office and general expenses of $393,288 include $198,118 of travel, $80,395 of meals and entertainment, $33,610 of occupancy related expenditures, $30,545 of sales and marketing, and $50,620 of other office and general expenses.

Summary of Quarterly Results

The following is a summary of the Graph’s quarterly results for the three months ended July 31, 2018:

Description	Three months ended July 31, 2018 $
Total Revenue	$15,000
Net loss	$(1,729,393)
Net loss per share	$(0.02)

Segment information

Graph has two operating and reportable segments as defined in note 2 to its financial statements.

Segment information of Graph is summarized as follows:

For the period from November 22, 2017 to July 31, 2018	Graph Canada $	Graph Korea $	Consolidated totals $
Revenue	15,000	—	15,000
Segment loss	(3,770,422)	(2,416)	(3,772,838)
Depreciation and amortization	3,926	402	4,328
Finance income	(485)	—	(485)
Share based consulting	1,934,912	—	1,934,912
Share based compensation	430,830	—	430,830
Segment assets	2,724,266	609,411	3,333,677
Capital expenditure	25,127	3,987	29,114
Segment liabilities	167,627	611,818	779,445

Liquidity, Capital Resources, and Cash Flow

Graph has financed its operations to date through the issuance of common shares and warrants. Graph’s financial statements were prepared on a going concern basis, which assumed that it would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

For the period from November 22, 2017 to July 31, 2018, net cash used in operating activities was $1,337,333, net cash used in investing activities was $29,114, and net cash provided from financing activities was $3,731,230.

At July 31, 2018, Graph had working capital of $2,529,505 and a net loss of $3,772,838. Graph’s ability to continue as a going concern at such time was dependent upon the ability of Graph to generate revenue and positive cash flows from its operations.

B.	Liquidity and Capital Resources

As of April 30, 2018 and April 30, 2017, we had no cash. As of April 30, 2018 and April 30, 2017, we had a working capital deficit of $248,794 and $178,839, respectively.

The Concurrent Financing raised aggregate gross proceeds of $1,006,460. In conjunction with $2,076,058 in working capital available to the Issuer as of September 30, 2018, the Issuer had aggregate gross funds of $3,082,518 available following completion of the Concurrent Financing. After deducting fees and expenses of approximately $33,000 for the Concurrent Financing and $250,000 in transaction costs associated with the Acquisition (inclusive of legal, accounting, printing costs and various fees associated with the Acquisition), the Issuer has $2,799,518 of estimated funds available upon completion of the Acquisition.

The table set forth below contains a more detailed breakdown of the estimated available funds following completion of the Acquisition:

Estimated available funds following completion of Concurrent Financing ($)
Estimated consolidated working capital as of September 30, 2018	$2,076,058
Gross proceeds of Concurrent Financing	$1,006,460
Concurrent Financing fees and expenses	$(33,000)

Net proceeds from Concurrent Financing	$973,460
Transaction costs	$(250,000)

TOTAL	$2,799,518

Use of Funds

At a high level, the Issuer intends to use the funds available to it principally to further its business objectives and pursue its growth strategy as follows:

•	Continue to grow staff in key areas, including business development, engineering, operations, and human resources, as well as management and executive-level recruitment;

•	Accelerating business development growth; and

•	Expanding the scope of research and engineering and accelerating progress on existing projects.

Funds that are not immediately committed to the various uses described above will be invested in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, guaranteed obligations, and bank demand deposits.

The table below provides a more detailed breakdown of the proposed principal uses for the estimated available funds available over the next twelve months.

Use of estimated available Funds over the next twelve months	($)
Revenue Growth	$570,490
Leveraging Client Relationships	$121,663
Geographic Growth	$372,974
Research and Development	$454,710
Unallocated Working Capital	$1,279,681

TOTAL	$2,799,518

The above uses of available funds are estimates only. Notwithstanding the proposed uses of available funds as discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary, including due to demands for shifting focus or investment in marketing and business development activities, requirements for accelerating, increasing, reducing, or eliminating initiatives in response to changes in market, regulations, and/or developments in research and design, unexpected setbacks, and strategic opportunities, such as partnerships, strategic partners, joint ventures, mergers, acquisitions, and other like opportunities. It is difficult at this time to definitively project the total funds necessary to execute the planned undertakings of the Issuer. For these reasons, management considers it to be in the best interests of the Issuer and its shareholders to permit management a reasonable degree of flexibility as to how the Issuer’s funds are employed among the above uses or for other purposes, as the need may arise.

In the Issuer’s opinion, the working capital is sufficient for its present requirements.

C.	Research and Development, patents and licenses.

The Issuer utilizes two open source technologies as the underlying building blocks of its Graph Blockchain Solution. In particular, the Issuer uses Hyperledger Fabric, which was developed by IBM for the Blockchain aspects of its solution and AgensGraph, a technology developed by Bitnine, for the graph modeling aspects of its solution. The unique aspect of the Graph Blockchain Solution relates to the manner in which these two technologies are customized and combined together to model blockchain technologies on a graph database.

This methodology for combining these two technologies was initially developed by an employee of Bitnine. On March 23, 2018, the employee filed two patents with the United States Patent and Trademark Office, in concert with filing two patents with the Korean Intellectual Property Office on March 26, 2018. The patents relate to methodologies, processes and algorithms developed by the employee, which focus on the enhancement of transactional performance for private Blockchains. This includes data gathering and throughput, optimization and presenting the data to a user interface dashboard at rates that are considerably faster than traditional relational based systems. Pursuant to a Combined Declaration and Assignment for Utility Patent and Design Patent Applications dated April 4, 2018, the employee transferred his entire and exclusive right, title and interest to the four patent applications and all letters patent to be obtained with respect to said applications to Graph in consideration for an aggregate payment of $40,000, of which $10,000 has been paid as of the date hereof.

As of the date hereof, an additional two patents are in the process of being prepared by the Issuer for filing with the United States Patent and Trademark Office. These patents relate to the control system and method for controlling a private blockchain system, including the technical schema of the solution, and the visualization and analysis of the graph data.

The above noted patents are still in the application stage and there can be no guarantees that the Issuer will obtain such patents.

The Issuer also intends to protect any rights it may in hold in the Graph Blockchain Solution by attempting to ensure that any intellectual property rights that may otherwise be owned by or attributable to its developers in South Korea are transferred to the Issuer. More specifically, all developers currently have assignment of intellectual property clauses in their employment contracts.

Finally, the contracts that the Issuer has with its distributors, and will have with the ultimate end-users of its solutions, also provide that the ownership of all intellectual property pertaining to the Issuer or its subsidiary and their products, including trademarks, trade names and copyright, remains with the Issuer or its subsidiary.

For a discussion of the risks relating to the Issuer’s intellectual property, please refer to “Protection of Intellectual Property Rights”, “Violation of Third Party Intellectual Property Rights” and “Use of Open Source Software” in Item 3.D Risk Factors.

D.	Trend Information and Business Objectives

The Issuer expects to accomplish the following business objectives over the following 12-month period.

Further information on the Samsung contract included in the table below is disclosed in Item 4.B “Business Overview” as the Issuer has already commenced development of this prototype as of the date of this Form 20-F. The other contracts listed in this section have not been secured as of the date of this Form 20-F and they may not be consummated on terms as described herein or at all.

Business Objective	Milestones	Estimated Timing
Revenue Growth

Secure contract with Zonetail Inc.

Zonetail Inc. is an early-stage hospitality booking platform company. The Issuer is currently in discussions with Zonetail to provide Blockchain data management solutions, which will be used for near real-time reporting

November 2018

Complete prototype for Samsung

On July 16, 2018, Graph announced that it had been engaged to build a prototype solution for Samsung for consideration of approximately $300,000 and has since commenced work. The successful completion of this prototype is expected to be a significant milestone for the Issuer.

January 2019

Secure and announce KTNET contract

On August 22, 2018, Graph announced that it has signed a Memorandum of Understanding with KTNET to develop and implement a blockchain-based electronic trade services platform. KTNET was established in 1989 by the Korean government and funded by the Korean International Trade Association (KITA).

March 2019

Leverage Client Relationships	Lotte Group Datametrex currently provides services to certain divisions within Lotte Group, an international conglomerate based in Korea that operates in a diverse range of industries including candy manufacturing, beverages, retail, financial services, electronics, publishing and entertainment. As Datametrex is a significant shareholder of the Issuer, the Company intends to seek to leverage the existing relationship Datametrex has with the Lotte Group to offer blockchain solutions to certain Lotte Group divisions.	December 2018

Geographic Growth

Establish a North American Project Management Team

The Issuer intends to seek to establish a project management team that will oversee all aspects of the Issuer’s significant contracts to ensure efficient processes, timely communication and effective project scheduling.

November 2018

Begin establishing dedicated North American Sales Team

As described in the sales and marketing section below, the Issuer has a dedicated sales team in South Korea to support IBM and identify new direct sales opportunities. The Issuer’s goal is to expand its sales and marketing efforts in North America.

January 2019

Generate new US and Canada direct sales

Subsequent to the establishment of the North American dedicated sales team, the Issuer’s goal is to generate new direct sales in the US and Canada by leveraging solutions that have been made available in the Korean market.

May 2019

Research and Development

Complete quality testing of Graph Blockchain Solution v1.0

As of September 2018, Graph rolled out version 1.0 of the core system.

Functionalities and features include:

transaction input/output, user and peer information, document history and attachments (including verified links to files that exist outside of the blockchain), blockchain administration capabilities (including dashboard, monitoring and solution configuration settings), and a data integrity validation process.

December 2018

Submit applications for additional patents

Apply for new or improved patents that include improved blockchain data anomaly detection, methodologies to minimize the load on the blockchain network when replicating data and including more robust encryption mechanisms in the private blockchain.

December 2018

Complete development of Graph Blockchain Solution v1.1

This version is intended to utilize the technology underlying the planned December 2018 patent applications.

Functionalities and features include:

upgraded technological mechanisms for data flow and data integrity, connectivity of peers in the blockchain, separation between the blockchain administrator and the organization administrator, customized user interface, and increased utilization of space inside the blockchain

March 2019

	Complete quality testing of Graph Blockchain Solution v1.1 This relates to the completion of quality testing with respect to version 1.1.	June 2019

Complete beta version for Graph Blockchain Solution v1.2

The Issuer intends to explore additional experimental features that include better utilization of graph theory, the mathematical concept underlying graph databases, as well as advanced features such as fraud risk detection.

December 2019

E.	Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table provides information as of the latest fiscal year end balance sheet date with respect to our known contractual obligations specified below. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	16,352	16,352	Nil	Nil	Nil
Purchase Obligations	245,053	245,053	Nil	Nil	Nil
Other Long-term liabilities reflected on the balance sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil

Total	261,405	261,405	Nil	Nil	Nil

G.	SAFE HARBOR

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The name, municipality of residence, position or office held with the Issuer and principal occupation of each director and executive officer of the Issuer, as well as the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction as of the date of this Form 20-F, are as follows:

Name, place of the residence and position with Issuer	Age	Principal occupation during the last five (5) years and principal business activities outside the Issuer(1)	Date of appointment as director or officer	Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Peter Kim(2) Richmond Hill, Ontario Chief Executive Officer and Chairman	41	District Vice President, Stone Investment Group, a wealth management advisory services firm.	Closing of the Acquisition	2,421,952 (1.75%)

Steve Kang Markham, Ontario Chief Financial Officer and Corporate Secretary	52	Vice President, Finance of DataMetrex AI Limited.	Closing of the Acquisition	1,816,464 (1.31%)

David Posner(2)(3) Toronto, Ontario Director	43	Consultant to Quinsam Capital Corp., a merchant bank focused on cannabis-related investments, Chief Executive Officer and President of Nutritional High International Inc., a company that develops, acquires and designs products in the marijuana-infused edible sector.	Closing of the Acquisition	Nil

Todd Shapiro(2)(3) Toronto, Ontario Director	44	Chief Executive Officer, The Todd Shapiro Show—Media Company/Radio Show/Talent Representation.	Closing of the Acquisition	166,667 (0.12%)

Notes:

1.

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Issuer and has been furnished by the respective individuals.

2.	Member of the audit committee.
3.	Independent director.

Each of our directors will serve until the next annual meeting of our shareholders. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company’s Audit Committee consists of Peter Kim, David Posner and Todd Shapiro.

The Board may from time to time establish additional committees.

Set forth below is certain biographical information furnished to us by our directors and executive officers. There are no family relationships among any of our current directors or executive officers. No director or executive officer was appointed as a director or executive officer of the Company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person.

Peter Kim – Chief Executive Officer and Chairman

Peter has over 18 years of experience in financial services and capital markets, having been licensed to offer investment advice both in the US and Canada. During his tenure serving as head institutional trader at multiple Canadian-based investment banks, demonstrated a history of improving liquidity for small and mid-cap companies, in conjunction with raising capital through equity, debenture and derivative private placements. He is experienced in working with both private and public companies through all stages of financing, including seed rounds to IPO’s, and has developed strong relationships with institutional asset managers, hedge fund managers, as well as wealth management teams and investment advisors at the major Canadian banks.

Mr. Kim intends to devote 100% of his time to the Company. As an employee, Mr. Kim has non-competition, non-solicitation and non-disclosure obligations with respect to the Company pursuant to his employment contract.

Steve Kang – Chief Financial Officer and Corporate Secretary

Steve Kang is a seasoned finance and accounting professional. Steve has acquired a wealth of finance expertise and experience over 25 years from working at Honeywell, LG Electronics, and various accounting firms and public companies in Canada. He served as a VP in Finance at Loyalist Group Limited. Most recently, as CFO and VP finance, he spearheaded Datametrex Ltd.’s qualifying transaction with Everfront Ventures Corp. (currently Datametrex AI Limited) in June 2017 and Datametrex is now a listed company on the TSX Venture Exchange. He has attained a B.A. in Economics from Korea University and has obtained Certified Management Accountant (USA) and Chartered Professional Accountant, CGA (Ontario) designations.

Mr. Kang intends to devote approximately 50% of his time to the Company. As an employee, Mr. Kang has non-competition, non-solicitation and non-disclosure obligations with respect to the Company pursuant to his employment contract.

David Posner – Director

David Posner has been a consultant to Quinsam Capital Corp. since December 27, 2017. Mr. Posner served as Chief Executive Officer and President of Nutritional High International Inc. (formerly, Sonoma Capital Inc.) from July 7, 2014 until July 25, 2016. Mr. Posner served as an Acquisitions Manager of Stonegate Properties Inc., where he managed real estate properties and brokered deals in Canada and Oklahoma. He served as the Managing Director of Sales & Acquisitions for Maria Chiquita Development Company from 2005 to 2012. From 2004 to 2007, he was a partner in a private investment group involved in the acquisition, re-zoning and re-positioning for sale of land holdings in Costa Rica and Panama. He brought “Hempen Gold”, the first hemp-infused beer to Canada. He imported and created marketing and branding initiatives for various other alcoholic products in Canada. He has been the Chairman of Nutritional High International Inc. since July 25, 2016. He has been a Director of Nutritional High International Inc. since July 2014. Mr. Posner is a director of The Lineage Grow Company Ltd., Capricorn Business Acquisitions Inc. and Aura Health Corp. He served as a Director at The Tinley Beverage Company Inc. from October 2, 2015 to February 28, 2017. Mr. Posner holds a Bachelor of Arts degree from York University.

Mr. Posner intends to devote approximately 5% of his time to the Company. Mr. Posner has not entered into any non-competition or non-agreement in connection with serving as a director of the Issuer.

Todd Shapiro – Director

Todd Shapiro has been a Toronto radio show host and a familiar voice on Canada’s airwaves for over 18 years. Todd has also worked with a range of companies as a brand ambassador, including Chrysler/Dodge/Jeep, Pizza Pizza, Sony Pictures, Subway Restaurants, Huggies Pull-Ups, Intact Insurance, Mene Jewelry and E & J Gallo Winery.

Todd Shapiro currently serves as an Honorary Chair for the Road Hockey To Conquer Cancer for the Princess Margaret Cancer Foundation.

Mr. Shapiro intends to devote approximately 5% of his time to the Company. Mr. Shapiro has not entered into any non-competition or non-agreement in connection with serving as a director of the Issuer.

There is no family relationship between directors or officers. Please refer to Item 7.B. – Related Party Transactions.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

The objectives, criteria and analysis of the compensation of the executive officers of the Issuer following the completion of the Acquisition will be determined by the board and are expected to be substantially similar to how Graph currently compensates its executive officers, with the exception that the Issuer intends stock options to be a much more central element of its executive compensation program.

Historical Compensation of Reg Technologies Inc.

During the fiscal year ended April 30, 2018, the Issuer had one NEO being Paul Chute, CEO and CFO.

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

Prior to the Acquisition, the Issuer’s board of directors consisted of three directors, two of whom were independent non-executive directors. All members of the board of directors are members of the audit committee. The following table provides certain information about the members of the Issuer’s board of directors.

Name	Position with Issuer
Paul Chute	Director, CEO and CFO
Susanne Robertson	Director
Dr. James Slinger	Director

For the fiscal year ended April 30, 2018:

1.	no compensation of any kind was accrued, owing or paid to any of the Issuer’s directors other than John Robertson (see table below) for acting in their capacity as such;

2.	no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Issuer’s directors other than John Robertson for acting in their capacity as such; and

3.	excluding the NEOs, no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to the Company as consultants or experts; and

4.

excluding our NEOs, no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to us as consultants or experts.

There was no stock option-based award granted to the directors that was outstanding at April 30, 2018 or the date of the Acquisition.

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO of the Issuer during the fiscal years ended April 30, 2018, 2017 and 2016.

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year Ended Year Ended April 30,	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Annual Incentive Plans ($)	Long- term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Paul Chute,	2018	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
CEO and CFO (1)	2017	50,000	Nil	Nil	Nil	Nil	Nil	Nil	50,000
	2016	NA	NA	NA	NA	NA	NA	NA	NA
John G Robertson,	2018	NA	NA	NA	NA	NA	NA	NA	NA
CEO (2)(3)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	22,500	Nil	Nil	Nil	Nil	Nil	15,000	37,500
James	2018	NA	NA	NA	NA	NA	NA	NA	NA
Vandeberg,	2017	NA	NA	NA	NA	NA	NA	NA	NA
CFO (4)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Paul Chute was appointed as director, CEO and CFO of the Company in July 2016.
(2)	John Robertson resigned as the Company’s CEO in July 2016, and was a director of the Company until he passed away in November 2016.
(3)	John Robertson received director fees in addition to his management fees in 2015 and 2016.
(4)	James Vandeberg resigned as the CFO in July 2016.

There were no employment agreements or other compensating plans or arrangements with regard to any of the NEOs that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in NEO’s responsibilities following a change in control. No stock-based or stock option-based awards were granted to the NEOs during the years ended April 30, 2016, 2017 and 2018; no stock options granted to the NEOs were outstanding at April 30, 2018 or the date of the Acquisition. The Company did not offer any pension plan benefits or deferred compensation plans for its NEOs or employees. The Company had no plans or arrangements with respect to remuneration received or that may be received by the NEOs as at April 30, 2018 or the date of the Acquisition in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation Policies of Graph Blockchain Limited

Graph’s NEOs for the most recently completed financial year were Andrew Ryu, the former Chief Executive Officer of Graph and Steve Kang, the Chief Financial Officer of Graph.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives

Graph does not have a formal compensation program. The board of directors of Graph meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of Graph’s compensation strategy were to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that was commensurate with other Blockchain technology companies to enable Graph to attract and retain talent; and (d) ensure that the total compensation package was designed in a manner that took into account the constraints that the Graph is under by virtue of the fact that it is a technology development company without a history of earnings.

Elements of Compensation Program

The executive compensation program consisted of a combination of base salary and performance bonuses.

Base salary was used to provide the NEOs with a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of Graph.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The board of directors relied on the general experience of its members in setting base salary amounts.

Performance Bonuses

The bonus for each NEO was determined on a case by case basis. The factors considered in assessing the bonus amounts include, but are not limited to, the position of the NEO and expense control.

Compensation Risk

The board of directors has not proceeded to an evaluation of the implications of the risks associated with Graph’s compensation policies and practices. Graph has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of Graph’s securities granted as compensation or held, directly or indirectly, by directors or officers. Graph is not, however, aware of any directors or officers having entered into this type of transaction.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO combined with the performance bonuses has been designed to provide total compensation that the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Graph to each NEO, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to Graph, for each of Graph’s two most recently completed financial years:

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($) (1)	Option-based Awards ($)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Andrew Ryu	2017	Nil	180,000	Nil	Nil	Nil	Nil	Nil	180,000
Chief Executive Officer (2)

Steve Kang,	2017	Nil	30,000	Nil	Nil	NA	Nil	Nil	30,000
Chief Financial Officer

Notes:

(1)

In the financial period ended December 31, 2017, the Graph issued 9,000,000 Graph Shares to Andrew Ryu and 1,500,000 Graph Shares to Steve Kang at a price per share of $0.02 for services rendered to Graph. These services were in part rendered prior to the incorporation of Graph and included: (i) the formulation of the business plan of Graph; (ii) the identification and execution of a capital raising strategy; (iii) the fostering of strategic relationships in Silicon Valley and South Korea; and (iv) overall executive leadership and strategy.

(2)	Andrew Ryu resigned as Chief Executive Officer prior to the closing of the Acquisition.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table sets out information concerning all share-based awards and option-based awards outstanding as at the end of the most recently completed financial year to the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-money Options ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Andrew Ryu	Nil	Nil	Nil	Nil	Nil	Nil
Steve Kang	Nil	Nil	Nil	Nil	Nil	Nil

Value Vested or Earned

The following table sets out the value vested or earned by the NEOs under our equity and non-equity incentive plans during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)
Andrew Ryu	Nil	180,000
Steve Kang	Nil	30,000

Pension Plan Benefits

Graph does not have a defined benefit pension plan or a defined contribution plan and does not at this stage intend to adopt one.

Termination and Change of Control Benefits

During the most recently completed financial year, there were no employment contracts, agreements, plans or arrangements for payments to a NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Graph or a change in NEO’s responsibilities.

Director Compensation

The following table sets forth information with respect to all amounts of compensation provided to the directors of Graph (other than the NEOs) for the most recently completed financial year:

Director	Year	Fees earned ($)	Share- based Awards ($)	Option-based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	Other Compensation ($)	Total ($)
Jeff Stevens	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joshua Youngsun Bae	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil

C.	Board Practices

Each of the current directors and executive officers of the Issuer were appointed upon the closing of the Acquisition. The term of each director expires on the date of the next annual general meeting in 2019, unless his or her office is earlier vacated or he or she is removed in accordance with the Issuer’s articles and the BCBCA. Each of these executive officers and directors serves in the identical capacity with respect to the Issuer’s wholly owned subsidiary, Graph.

The Board has established an Audit Committee. The Issuer’s audit committee consists of Peter Kim, David Posner and Todd Shapiro, each of whom is a director and financially literate in accordance with Canadian public company requirements. David Posner and Todd Shapiro are independent, as defined under relevant Canadian standards, and Peter Kim is not independent as he is an officer of the Issuer

Audit Committee

The Issuer’s audit committee is responsible for the financial reporting process on behalf of the board of directors and for overseeing the adequacy of the Issuer’s system of internal accounting controls. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control. As of the date of this Form 20-F, the Issuer’s audit committee is composed of three members, all of whom are financially literate and two of whom are independent. The members of the Issuer’s audit committee have considerable experience reviewing financial statements, including in respect of reporting issuers.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Please see above for the biographies of Peter Kim, David Posner and Todd Shapiro.

D.	Employees

As of the date of this Form 20-F the Company had the following number of employees:

Location	Full Time Employees	Part-Time Employees
Toronto, Ontario	2	2
Vancouver, British Columbia	1	0
South Korea	10	0

As the Company expands its activities, it is probable that it will hire additional employees, especially in connection with its operations upon completion of the Acquisition

E.	Share Ownership

The following table sets forth, as of the date of this Form 20-F: (a) the names of each beneficial owner of more than five percent (5% ) of our Common Shares known to us, the number of Common Shares beneficially owned by each such person, and (b) the names of each director and officer, the number of Common Shares beneficially owned, and the percentage of our Common Shares so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the Common Shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the Common Shares, except as otherwise indicated. Individual beneficial ownership also includes Common Shares that a person has the right to acquire within 60 days from the date of this Form 20-F.

Name and Address	Number of Shares Held	Percentage of class	Percentage of Votes Held
Datametrex AI Limited (address to be inserted)	36,329,287 Common Shares (1)	26.28%(2)	26.28%
Bitnine Global Inc.	12,109,763 Common Shares	8.76%	8.76%
Peter Kim	2,421,952 Common Shares	1.75%	1.75%
Steve Kang	1,816,464 Common Shares	1.31%	1.31%
David Posner	0 Common Shares	0%	0%
Todd Shapiro	166,667 Common Shares	.12%	.12%

Note:

1.

These common shares are held both of record and beneficially. As of the date hereof, there is no controlling shareholder of Datametrex. However, Andrew Ryu, Executive Chairman and Chief Executive Officer of Datametrex, has direction and control over approximately 10.2% of the issued and outstanding shares of Datametrex.

The directors and executive officers of the Issuer as a group, directly or indirectly, beneficially own or exercise control or direction over 4,405,083 Common Shares, representing 3.19% of the issued and outstanding Common Shares.

The Issuer has established an option plan for the directors, officers, employees and consultants of the Issuer. For a summary of this option plan, see Item 10.A Share Capital—“Options to Purchase Common Shares”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to Item 6.E, “Share Ownership”.

None of the Company’s major shareholders have different voting rights.

B.	Related Party Transactions

Reg Technologies Inc.

During the three months ended July 31, 2018, management fees of $15,000 (three months ended July 31, 2017—$7,500) were accrued and not paid to the sole director and officer of the Company.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

At July 31, 2018 and April 30, 2018, the Company owed an aggregate of $114,890 and $90,552, respectively to related parties, as follows:

	July 31, 2018 $	April 30, 2018 $
REGI	8,704	8,704
Teryl Resources Corp.	1,848	1,848
Sole director and officer	104,338	80,000

	114,890	90,552

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

Graph

Office and general

During the period from November 22, 2017 to July 31, 2018, Graph incurred occupancy costs of $20,000 for rent charged by Datametrex AI Limited, a shareholder company of Graph, and accounting fees of $4,000 charged by a company controlled by a director and officer of Graph, which have been included in “Office and general” in the statement of loss and comprehensive loss included in Graph’s financial statements.

Share based consulting fees

During the period from November 22, 2017 to July 31, 2018, Graph incurred $1,769,912 of management consulting fees charged by a shareholder company of Graph, which has been paid in the form of 24,219,524 Graph Shares. These consulting fees have been included in “Share based consulting fees” in the statement of loss and comprehensive loss included in Graph’s financial statements.

Inventory and other operating expenses

During the period from November 22, 2017 to July 31, 2018, Graph paid $571,691 for direct development, prototype consulting and contract fulfillment costs charged by Bitnine Global Inc., a shareholder company of the Company, and Bitnine Co., Ltd., a parent company of a shareholder company of Graph, of which $534,392 has been included in “Inventory” in the statement of financial position, and $37,299 has been included in “Other operating expenses” in the statement of loss and comprehensive loss included in Graph’s financial statements.

Compensation of key management personnel

Key management includes members of the board and executive officers of the Company. Compensation awarded to key management is listed below:

	November 22, 2017 to July 31, 2018
	Amount $	Graph Shares awarded
Cash based compensation	174,575	—
Shares issued	430,830	20,283,851

	605,405	20,283,851

See Note 10 to the Financial Statements of Graph attached to this Form 20-F.

C.	Interests of Experts and Counsel.

Not applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company included with this Form 20-F have been prepared in compliance with IFRS, as adopted by the International Accounting Standards Board. See “Item 18: Financial Statements”.

Legal Proceedings

We are not involved in any legal actions or claims and to our knowledge no such actions or claims are pending.

Dividend Distributions

We did not declare or pay any dividends to our shareholders in 2016 or 2017. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B.	Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company” for a discussion of significant events that have occurred after April 30, 2018.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

As set forth above in Item 4.A – “The Acquisition”, each Graph Share issued and outstanding immediately prior to the Effective Time (including the Financing Shares) was exchanged by each Graph shareholder for 1 fully paid and non-assessable Common Share of the Issuer. The Common Shares issued to the Graph shareholders that were outside the United States were issued in “offshore transactions” (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in reliance on Regulation S under the Securities Act, and the Common Shares issued to the Graph shareholders that were in the United States were issued to accredited investors in reliance on Rule 506(b) of Regulation D under the Securities Act. The Common Shares issued to Graph shareholders in the United States in connection with the Acquisition were “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act.

Following the completion of the Acquisition, the Company began conducting the principal business of Graph

The Company’s Common Shares are listed for trading on the CSE under the symbol of “GBLC”

Prior to the Acquisition, our Common Shares were traded on the TSX Venture Exchange and OTC.BB. Our common shares were voluntarily delisted from TSX Venture Exchange and OTC.BB in February, 2017 upon the asset sale to Regi.

The ranges of the low and high sales prices (adjusted for the Consolidation effective October 22, 2018) for our shares traded on the TSX.V and OTC.BB for the periods indicated are as follows:

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

Determination of Price

The Common Shares of the Issuer were listed on the TSX Venture Exchange but were delisted as of February 17, 2017. Since such date, the Common Shares have not been listed on any Canadian stock exchange and have not been listed on any Canadian stock exchange in the prior twelve months. On November 9, 2018, following the consummation of the Acquisition, the Common Shares were listed on the CSE. On November 20, 2018, the trading price of the Common Shares was $0.0850.

B.	Plan of Distribution

Not applicable

C.	Markets

The Company’s shares of Common Stock are currently traded on the CSE under the symbol GBLC.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not Applicable

F.	Expense of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Common Shares

The holders of Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Issuer and to one vote per share at meetings of the shareholders of the Issuer. The holders of Common Shares will also be entitled to receive dividends as and when declared by the Board on the Common Shares. The holders of the Common Shares shall be entitled, in the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of assets among the Issuer’s shareholders for the purpose of winding up its affairs, (collectively, a “Liquidation Event”) to share ratably in such assets of the Issuer as are available for distribution. All Common Shares outstanding after completion of the Transaction are fully paid and non-assessable and not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

As of the date hereof, 138,284,581 Common Shares are outstanding and 5,020,684 Common Shares are reserved for issuance pursuant to the Warrants and Finder’s Warrants.

The following table summarizes the Issuer’s consolidated capitalization as at the date of this Form 20-F:

Designation of Security	Amount Authorized	Outstanding (as of the date hereof)
Common Shares	Unlimited	138,284,581
Warrants	Unlimited	3,354,866
Finder’s Warrants	Unlimited	1,665,818

The following table summarizes the issuances of securities of the Issuer within 12 months prior to the date of this Form 20-F:

Date of Issue	Number of Securities		Price per Security	Aggregate Price
November 6, 2018	128,333,333 Common Shares	(1)	$0.21	$26,949,999
November 6, 2018	3,354,866 Common Shares	(2)	$0.30	$1,006,460
November 6, 2018	641,666 Common Shares	(3)	$0.21	$134,749.86
November 5, 2018	1,000,000 Common Shares	(4)	$0.21	$210,000

Notes:

1.	Issued pursuant to the Amalgamation Agreement to holders of Graph Shares.
2.	Issued pursuant to the Amalgamation Agreement to holders of Graph Shares pursuant to the Concurrent Financing.
3.	Finder’s Fee Shares issued pursuant to the Finder’s Fee.
4.	Issued to settle an aggregate of $210,000 of outstanding debts of Reg Technologies Inc.

Additional details regarding our capitalization is as follows:

Issued Capital

	Number of Common Shares (non-diluted)	Number of Common Shares (fully-diluted)	% of Issued (non-diluted)	% of Issued (fully diluted)
Public Float
Total outstanding (A)	138,284,581	143,305,266	100%	100%
Held by related persons or employees of the Issuer or related person of the Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held) (B)	70,346,507	70,513,174	50.87%	49.20%
Total Public Float (A-B)	67,938,074	72,792,092	49.13%	50.80%
Freely-Tradeable Float
Number of outstanding Common Shares subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and Common Shares held by control block holders (C)	54,485,799	54,652,465	39.40%	38.14%
Total Tradeable Float (A-C)	83,798,782	88,652,800	60.60%	61.86%

Public Securityholders (Registered)

Size of Holding	Number of Holders	Total number of Common Shares
1 – 99 Common Shares	212	7,276
100 – 499 Common Shares	172	27,536
500 – 999 Common Shares	25	15,431
1,000 – 1,999 Common Shares	17	19,632
2,000 – 2,999 Common Shares	11	25,458
3,000 – 3,999 Common Shares	5	16,580
4,000 – 4,999 Common Shares	6	26,835
5,000 or more Common Shares	151	71,271,408

TOTAL	599	71,410,156

Public Securityholders (Beneficial)

Size of Holding	Number of Holders	Total number of Common Shares
1 – 99 Common Shares	212	7,276
100 – 499 Common Shares	172	27,536
500 – 999 Common Shares	25	15,431
1,000 – 1,999 Common Shares	17	19,632
2,000 – 2,999 Common Shares	11	25,458
3,000 – 3,999 Common Shares	5	16,580
4,000 – 4,999 Common Shares	6	26,835
5,000 or more Common Shares	136	67,916,541
Unable to confirm	—	—

TOTAL	584	68,055,289

Non-Public Securityholders (Beneficial)

Size of Holding	Number of Holders	Total number of Common Shares
	—	—
1 – 99 Common Shares	—	—
100 – 499 Common Shares	—	—
500 – 999 Common Shares	—	—
1,000 – 1,999 Common Shares	—	—
2,000 – 2,999 Common Shares	—	—
3,000 – 3,999 Common Shares	—	—
4,000 – 4,999 Common Shares	—	—
5,000 or more Common Shares	19	70,346,506
TOTAL	19	70,346,506

Options to Purchase Common Shares

Stock Option Plan

The Board intends to adopt the Issuer’s stock option plan providing for the grant of options to the Issuer’s directors, officers, employees and consultants in accordance with the plan’s provisions and CSE policies (the “Stock Option Plan”) in conjunction with the completion of the Acquisition. The Stock Option Plan is being established to provide incentives to directors, officers, employees and consultants of the Issuer (the “Optionees”). The purpose of the Stock Option Plan is to advance the interests of the Issuer by encouraging equity participation in the Issuer through the acquisition of Common Shares. The Board is of the view that the Stock Option Plan provides the Issuer with the ability to attract and maintain the services of directors, executives, employees and other service providers. The Stock Option Plan is administered by the Board and options are granted at the discretion of the Board to eligible Optionees.

As of the date of this Form 20-F, there are no options issued and outstanding under the Stock Option Plan. No options will be issued by the Issuer until the Stock Option Plan is approved and ratified by the shareholders of the Issuer at the next annual general meeting of the Issuer.

Eligible Optionees

To be eligible to receive a grant of options under the Stock Option Plan, an Optionee must be a director, officer, employee, consultant or an employee of a company providing management or other services to the Issuer at the time the option is granted. Options may be granted only to an individual eligible, or to a non-individual that is wholly-owned by individuals eligible, for an option grant. If the option is granted to a non-individual, the non-individual will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect.

Restrictions

The Stock Option Plan is a 10% rolling plan and the total number of Common Shares issuable upon exercise of options under the Stock Option Plan cannot exceed 10% of the Issuer’s issued and outstanding Common Shares on the date on which an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the Stock Option Plan.

The Stock Option Plan is also subject to the following restrictions:

a)

The Issuer must not grant options to any director, officer, employee, consultant, or consultant company (the “Service Provider”) in any 12-month period if that grant would exceed 5% of the outstanding Common Shares of the Issuer being granted to Service Providers, unless the Issuer has obtained approval by a majority of the votes cast by all shareholders of the Issuer at a meeting of shareholders excluding votes attached to Common Shares beneficially owned by Insiders of the Issuer and their associates (“Disinterested Shareholder Approval”).

b)

The aggregate number of options granted to a Service Provider conducting investor relations activities in any 12-month period must not exceed 2% of the outstanding Common Shares calculated at the date of the grant, without prior regulatory approval.

c)	The Issuer must not grant an option to a consultant in any 12-month period that exceeds 2% of the outstanding Common Shares calculated at the date of the grant of the option.

d)

The aggregate number of Common Shares reserved for issuance under options granted to Insiders must not exceed 10% of the outstanding Common Shares (if the Stock Option Plan is amended to reserve for issuance more than 10% of the outstanding Common Shares) unless the Issuer has obtained Disinterested Shareholder Approval to do so.

e)

The number of Common Shares issued to Insiders upon exercise of options in any 12-month period must not exceed 10% of the outstanding Common Shares (if the Stock Option Plan is amended to reserve for issuance more than 10% of the outstanding Common Shares) unless the Issuer has obtained Disinterested Shareholder Approval to do so.

Under the Stock Option Plan, “Insiders” is a term defined in the Securities Act (British Columbia) and includes officers and directors of the Issuer, officers and directors of a subsidiary of the Issuer, and persons that have beneficial ownership or control over 10% of the Issuer’s voting securities.

Material Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

a)	persons who are Service Providers to the Issuer or its affiliates, or who are providing services to the Issuer or its affiliates, are eligible to receive grants of options under the Stock Option Plan;

b)

all options granted under the Stock Option Plan expire on a date not later than 10 years after the issuance of such options. However, should the expiry date for an option fall within a trading Blackout Period (as defined in the Stock Option Plan, generally meaning circumstances where sensitive negotiations or other like information is not yet public), within 10 business days following the expiration of a Blackout Period;

c)	for options granted to Service Providers, the Issuer must ensure that the proposed Optionee is a bona fide Service Provider of the Issuer or its affiliates;

d)

an option granted to any Service Provider will expire within 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Issuer, but only to the extent that such option was vested at the date the Optionee ceased to be so employed by or to provide services to the Issuer;

e)

if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

f)

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

g)

the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the greater of the closing market price of underlying securities on: (i) the trading day prior to the date of the grant of the stock options and (ii) the date of the grant of the stock options;

h)

vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Issuer or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Issuer or its affiliates during the vesting period or (ii) the Service Provider remaining as a director of the Issuer or its affiliates during the vesting period;

i)

in the event of a take-over bid being made to the shareholders generally, immediately upon receipt of the notice of the take-over bid, the Issuer shall notify each Optionee currently holding any options, of the full particulars of the take-over bid, and all outstanding options may vest, notwithstanding the vesting terms contained in the Stock Option Plan or any vesting requirements subject to regulatory approval; and

j)

the Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Stock Option Plan with respect to all Common Shares reserved under the Stock Option Plan in respect of options which have not yet been granted.

Escrowed Securities

In accordance with CSE rules and policies (the “CSE Policies”) and relevant Canadian securities regulations all Common Shares held by certain Principals (as such term is defined in Canada National Instrument 46-201) as of the date of the CSE listing (the “Listing Date”) are subject to escrow restrictions (the “Escrowed Securities”).

The CSE Policies require that the Escrowed Securities be governed by the form of escrow agreement under applicable law. Pursuant to the Escrow Agreement among the Issuer, Computershare, in its capacity as escrow agent for the Common Shares held in escrow under the Escrow Agreement pursuant to CSE Policies, and the Principals of the Issuer, the Escrowed Securities will be released in accordance with the following release schedule under applicable law, as on listing, the Issuer anticipates being an “Emerging Issuer” (as defined in Canada National Policy 46-201):

On the Listing Date	—
6 months after the Listing Date	1/6 of the remaining Escrow Securities
12 months after the Listing Date	1/5 of the remaining Escrow Securities
18 months after the Listing Date	1/4 of the remaining Escrow Securities
24 months after the Listing Date	1/3 of the remaining Escrow Securities
30 months after the Listing Date	1/2 of the remaining Escrow Securities
36 months after the Listing Date	The remaining Escrow Securities

The following sets forth particulars of the Escrow Securities that will be subject to Emerging Issuer escrow under the Escrow Agreement on the Listing Date. A copy of the Escrow Agreement is attached to this Form 20-F as Exhibit 4.4.

Name and Municipality of Residence	Number of Common Shares held in Escrow	Percentage of Outstanding Common Shares held in Escrow
Datametrex AI Limited Toronto, ON	36,329,287	26.27%
Bitnine Global Inc. San Francisco, California	12,109,763	8.76%
Peter Kim Toronto, ON	2,421,952	1.75%
Steve Kang Markham, ON	1,816,464	1.31%

If, within 18 months of the Listing Date, the Issuer meets the “Established Issuer” criteria, as set out in Canada National Policy 46-201, the Escrowed Securities will be eligible for accelerated release according to the criteria for Established Issuers. In such a scenario that number of Escrowed Securities that would have been eligible for release from escrow if the Issuer had been an “Established Issuer” on the Listing Date will be immediately released from escrow. The remaining Escrow Securities would be released in accordance with the time release provisions for Established Issuers, with all Escrow Securities being released 18 months from the Listing Date.

Warrants and Convertible Securities

The following are details for any securities convertible or exchangeable into Common Shares:

Description of Security (include conversion/exercise terms, including conversion/exercise price)			Number of convertible/ exchangeable securities outstanding	Number of listed securities issuable upon conversion/exercise
Exercise Price	Expiry Date	Type of Security
C$0.083	January 10, 2020	Finder’s Warrant	1,665,818	1,665,818
C$0.40	May 6, 2020	Warrant	3,354,866	3,354,866

B.	Memorandum and Articles of Association

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the number BC0255438.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers.

There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares, an unlimited number of preferred shares with a par value of CAD$1.00 per preferred share and an unlimited number of Class A non-voting shares without par value. Neither the preferred shares nor the Class A non-voting shares have special rights or restrictions attached. The holders of all shares are entitled to vote at all meetings of the Company’s shareholders, to receive dividends, if, as and when declared by the Board, and to participate ratably in any distribution of property or assets upon the liquidation, winding-up, or other dissolution of the Company. The shares are not subject to any future call or assessments and do not have any pre-emptive rights or redemption rights.

There are no limitations specific to the rights of non-Canadians to hold or vote our common shares in our charter documents.

Our Articles provide for the election of directors at each annual general meeting. Each director holds office until the next annual general meeting of our shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

An annual meeting of shareholders must be held at such time in each year that is not later than 15 months after the last preceding annual meeting and at such place as our Board may from time to time determine. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy and who hold in aggregate at least 5% of the issued shares entitled to be voted at the meeting. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

Other than not specifically providing a mechanism for shareholders to call a special meeting, our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles also do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our Company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

Except for contracts entered into by the Issuer in the ordinary course of business, the only material contracts entered into by the Issuer in the previous two (2) years are the following:

(a)	the Sale Agreement; and

(b)	the Amalgamation Agreement.

Graph

Except for contracts entered into by Graph in the ordinary course of business, the only material contracts entered into by Graph in the previous two (2) years are the following:

(a)	the Joint Venture Agreement;
(b)	the Distribution Agreement; and
(c)	the Escrow Agreement.

The terms of these material contracts have been summarized in this Form 20-F and they have been attached hereto as exhibits.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of Common Stock, other than as described below in Item 10.E.

E.	Taxation

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders (“U.S. Residents”) of our common shares who, for purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Canadian Tax Act”):

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	are not insurers who carry on an insurance business or are deemed to carry on an insurance business in Canada and elsewhere;

•	have not been at any time residents of Canada or deemed to be residents of Canada;

•

are, at all relevant times, residents of the United States under the Canada-United States Income Tax Convention (1980), as amended, (the “Convention”) and eligible for benefits under the Convention; and

•	is not eligible for benefits under an income tax treaty or convention entered into with Canada other than the Convention.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

Sale of Shares

A U.S. Resident who disposes or is deemed to dispose of our common shares will not be liable to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition unless such shares constitute “taxable Canadian property” at the time of disposition for purposes of the Canadian Tax Act and no relief is available under the Convention.

Provided our common shares are not otherwise deemed to be taxable Canadian property of a U.S. Resident and are listed on a “designated stock exchange”, as defined in the Canadian Tax Act (which currently includes the CSE), at the time of disposition, our shares will not constitute taxable Canadian property of a U.S. Resident at that time, unless, at any time in the 60 month period preceding the disposition, the following two conditions were met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of the issuer were owned by any combination of (i) the U.S. Resident, (ii) persons with whom the U.S. Resident did not deal at arm’s length and (iii) partnerships in which persons referred to in (i) or (ii) hold a membership interest (directly or indirectly through one or more partnerships); and (b) more than 50% of the fair market value of our common shares was derived from, directly or indirectly, any combination of (w) real or immovable property situated in Canada, (x) “Canadian resource properties” (as defined in the Canadian Tax Act), (y) “timber resource properties” (as defined in the Canadian Tax Act), and (z) options in respect of, or an interest in, the property described in (w) to (y), whether or not such property exists.

If our common shares constitute taxable Canadian property of a U.S. Resident, a capital gain arising on the disposition of such securities may be exempt from tax in Canada pursuant to the Convention provided that the value of such securities is not derived principally from “real property situated in Canada” within the meaning of the Convention (a “Treaty Exempt Property”). The Convention would generally not be available to a holder of our shares that is a U.S. resident limited liability company (a “LLC”) which is not subject to tax in the U.S. However, the Convention may apply to exempt from tax in Canada the portion of a capital gain realized on a disposition of Treaty Exempt Property by such a U.S. Resident fiscally transparent LLC that is attributable to one or more members of the LLC that are U.S. Residents. Such U.S. Residents should consult their tax advisors about their particular circumstances.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a U.S. Resident generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the Convention. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to: 5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or 15% of the gross amount of dividends if the beneficial owner is some other U.S. Resident eligible for benefits under the Convention.

The Convention would generally not be available to a holder of our shares that is a U.S. resident LLC which is not subject to tax in the U.S. However, the Convention may afford reduced withholding tax rates in respect of the portion of the dividends paid on our common shares that are received by a U.S. Resident fiscally transparent LLC to the extent such dividends are attributable to one or more members of the LLC that are U.S. Residents. Such U.S. Residents should consult their tax advisors about their particular circumstances.

United States Federal Income Tax Information for United States Holders

The following is a general discussion of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of Common Shares. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this discussion does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this discussion is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this discussion does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S.tax consequences of the ownership and disposition of Common Shares. Except as specifically set forth below, this discussion does not address applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position addressed in this discussion. In addition, because the authorities upon which this discussion is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions addressed in this discussion.

Scope of This Discussion

Authorities

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this discussion is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this discussion. This discussion does not address the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This discussion does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This discussion does not address the U.S. federal income tax considerations of the ownership and disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more of the outstanding stock of the Company. This discussion also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are U.S. expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership and disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This discussion does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Company is a PFIC”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares. The U.S. federal income tax consequences of owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company’s direct or indirect equity interests in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Common Shares or makes a timely and effective QEF Election or Mark-to-Market Election.

Under the default PFIC rules:

•

any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distributions received during the preceding three years) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

•	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•

the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to Common Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective statement. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its shares. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt.

Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24% for the 2018 to 2025 tax years (increasing to 28% for tax years after 2025), may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE DISCUSSION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

There are no restrictions in the Issuer’s organizational documents or elsewhere that could prevent the Issuer from paying dividends. The Issuer does not contemplate paying any dividends in the immediate future, as it anticipates investing all available funds to finance the growth of the Issuer’s business. The board of directors will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on the Issuer’s financial position at the relevant time. All of the Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis. The Issuer has not currently identified a paying agent.

G.	Statements by Experts

Not applicable

H.	Documents on Display

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 15, 1994, which became effective August 15, 1994. The Registration Statement contains exhibits and schedules. Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or documents.

We file annual reports and furnish other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at (http://www.sec.gov). We also file information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

I.	Subsidiary Information

The Issuer’s only subsidiary is Graph Blockchain Limited. Refer to Item 4 of this Form 20-F for more information about our subsidiary.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Inflation-related risks

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Foreign currency exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. Foreign currency fluctuations have not previously had a material impact on the Company’s financial results. Consequently, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Company is exposed is currently minimal.

However, with the completion of the Acquisition, the Company anticipates that the fluctuations of the South Korean won and Canadian dollar may impact the Company’s financial results moving forward. The Company intends to monitor such potential impact and will possibly develop a hedging policy if such fluctuations become material.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

Not applicable

Item 16.	A. Audit Committee Financial Experts

Not applicable

Item 16.	B. Code of Ethics

Not applicable

Item 17.	C. Principal Accountant Fees and Services

Not applicable

Item 18.	D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 19.	E. Purchases of Equity Securities by the Company and Affiliated Purchasers

None

Item 20.	F. Change in Registrant’s Certifying Accountant

Not applicable

Item 21.	G. Corporate Governance

Not applicable

Item 22.	H. Mine Safety Disclosure

Not applicable.

Part III

Item 23.	Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 24.	Financial Statements

The (i) audited financial statements of the Issuer for the years ended April 30, 2018, April 30, 2017 and April 30, 2016, (ii) the condensed interim consolidated financial statements of the Issuer for the three month period ended July 31, 2018, (iii) the audited financial statements of Graph for the period from incorporation (November 22, 2017) to July 31, 2018) and (iv) the pro forma consolidated statement of the financial position of the Issuer as at July 31, 2018, each as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. All of the financial information is presented herein in accordance with IFRS, as issued by the International Accounting Standards Board.

Item 25.	Exhibits

Exhibit Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982(P)	(1)

1.2	Certificate of Name Change and Special Resolution dated February 23, 1993(P)	(1)

1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(2)

1.4	Certificate of Change of Name, dated November 6, 2018	(3)

4.1	Stock Option Plan of the Issuer dated November 6, 2018	(3)

4.2	Amended and Restated Asset Purchase Agreement, dated February 14, 2017, between REGI U.S. and Reg Technologies Inc.	(3)

4.3	Definitive Agreement (Amalgamation Agreement), dated November 6, 2018, among Reg Technologies Inc., Graph Blockchain Limited and 2659468 Ontario Inc.	(3)

4.4	Escrow Agreement, dated November 6, 2018, among Graph Blockchain Inc., Computershare Investor Services Inc. and each of the securityholders signatory thereto.	(3)

4.5	Agreement for the Appointment of a Graph Blockchain Distribution Partner, dated February 26, 2018, between Graph Blockchain Limited and Rainbow Soft Co., Ltd.	(3)

8.1	The sole subsidiary of the Issuer is Graph Blockchain Limited.

1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
3)	Exhibits filed herewith.
(P)	Paper exhibits

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: November 21, 2018	GRAPH BLOCKHAIN INC.

/s/ Peter Kim
Peter Kim
Chief Executive Officer

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
July 27, 2018

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	April 30,	April 30,
	2018	2017
	$	$
Assets
Current
HST/GST receivable	4,357	4,010

	4,357	4,010

Liabilities
Current
Accounts payable	87,599	84,014
Accrued liabilities	75,000	45,000
Due to related parties (Note 7)	90,552	53,835

	253,151	182,849

Shareholders’ Deficit
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,864,172	10,864,172
Deficit	(25,890,780)	(25,820,825)

	(248,794)	(178,839)

	4,357	4,010

Nature and Continuance of Operations (Note 1)
Subsequent event (Note 10)

On behalf of the Board:

“Paul Chute”	Director
Paul Chute

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended	For the year ended
	April 30,	April 30,
	2018	2017
	$	$
Expenses
Foreign exchange (gain) loss	2,525	(1,125)
Management and directors’ fees (Note 7)	30,000	50,000
Office expenses	—	3,155
Professional fees	30,000	41,812
Transfer agent and filing fees	7,430	8,823
Travel and promotion	—	3,097

Loss before other income (expense)	(69,955)	(105,762)

Net and comprehensive loss	(69,955)	(105,762)

Loss per share – basic and diluted	(0.00)	(0.00)

Weighted average number of common shares outstanding – basic and diluted	49,547,092	49,372,559

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year	For the year
	ended April 30,	ended April 30,
	2018	2017
	$	$
Cash flows used in operating activities
Net loss	(69,955)	(105,762)
Adjustments to reconcile loss to net cash used by operating activities:
Changes in non-cash working capital items:
GST Receivable	(347)	(915)
Accounts payable and accrued liabilities	33,585	51,424
Due to related parties	36,717	55,199

Net cash used in operating activities	—	(54)

Decrease in cash	—	(54)
Cash and cash equivalent, beginning	—	54

Cash and cash equivalent, ending	—	—

Non-cash items
Non-controlling interest reclassified to contributed surplus	—	84,547
Accounts payable settled by REGI U.S., Inc.	—	67,800
Related party balances settled by REGI U.S., Inc.	—	124,075

Supplemental Disclosures
Interest paid	—	—

Income taxes paid	—	—

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total	Non-
	Common	Common	Contributed			Shareholders’	Controlling
	Shares #	Shares $	Surplus $	Warrants $	Deficit $	Equity $	interest $
Balance – April 30, 2016	49,329,670	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547
Disposition of assets	217,422	—	84,547	—		84,547	(84,547)
Liabilities settled by REGI U.S., Inc.	—	—	191,875	—	—	191,875	—
Net loss	—	—	—	—	(105,762)	(105,762)	—

Balance – April 30, 2017	49,547,092	13,636,565	10,864,172	1,141,249	(25,820,825)	(178,839)	—
Net loss	—	—	—	—	(69,955)	(69,955)	—

Balance – April 30, 2018	49,547,092	13,636,565	10,864,172	1,141,249	(25,890,780)	(248,794)	—

The accompanying notes are an integral part of these financial statements.

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) was a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the RandCamTM/Direct Charge Engine and other RandCamTM / RadMax® applications (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., were held by the Company. REGI U.S., Inc. (“REGI”) (a U.S. public company) owned the U.S. marketing and intellectual rights. The Company and REGI had a project cost sharing agreement whereby these two companies each funded 50% of the development of the Technology.

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

These financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 27, 2018.

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

Treasury Shares

At April 30, 2016, Rand owns 217,422 shares of the Company that have been deducted from the total shares issued and outstanding as treasury shares. Upon disposition of the Company’s ownership of 51% of Rand on February 17, 2018 the 217,422 ceased to be recorded as treasury shares.

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

No options were granted or vested during the years ended April 30, 2018 and 2017. The Company had no option outstanding at April 30, 2018.

The following is a summary of options activities during the years ended April 30, 2018 and 2017:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2016	2,550,000	0.11
Forfeited	(2,500,000)	0.11

Outstanding at April 30, 2017	50,000	0.11
Expired	(50,000)	0.11

Outstanding at April 30, 2018	—	—

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

Other related parties

During the year ended April 30, 2018, management fees of $30,000 (2017—$50,000) were accrued and not paid to the sole director and officer of the Company.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2018 and 2017, the Company owed an aggregate of $90,552 and $53,835, respectively to related parties, as follows:

	April 30, 2018	April 30, 2017
	$	$
REGI	8,704	1,987
Teryl Resources Corp.	1,848	1,848
Sole director and officer	80,000	50,000

	90,552	53,835

Reg Technologies Inc.

Notes to Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2018 and 2017

8.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2018	For the year ended April 30, 2017
	$	$
Net loss before income taxes	(69,955)	(105,762)
Combined federal and provincial income tax rate	26.00%	26.00%

Expected income tax recovery	(18,188)	(27,498)
Increase due to:
Current and prior tax attributes not recognized	18,188	27,498

Income tax expense (recovery)	—	—

The components of deferred tax assets are as follows:

	2018	2017
	$	$
Non-capital and capital losses	1,427,617	1,409,429

	1,427,617	1,409,429
Unrecognized deferred tax assets	(1,427,617)	(1,409,429)

Net deferred tax assets	—	—

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

10.	Subsequent Event

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

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2018. Houston, Texas July 27, 2018

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at April 30, 2017 $	As at April 30, 2016 $
Assets
Current
Cash and cash equivalent	—	54
HST/GST receivable	4,010	3,095

	4,010	3,149

Liabilities
Current
Accounts payable	84,014	116,390
Accrued liabilities	45,000	29,000
Due to related parties (Note 7)	53,835	122,711

	182,849	268,101

Shareholders’ Deficit
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,864,172	10,587,750
Deficit	(25,820,825)	(25,715,063)

	(178,839)	(349,499)

Non-controlling interest	—	84,547

	4,010	3,149

Nature and Continuance of Operations (Note 1)
Subsequent event (Note 10)

On behalf of the Board:

“Paul Chute”	Director
Paul Chute

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2017 $	For the year ended April 30, 2016 $
Expenses
Shareholder communication	—	21,276
Foreign exchange gain	(1,125)	(24,689)
Management and directors’ fees (Note 7)	50,000	42,959
Office expenses	3,155	26,061
Professional fees	41,812	28,159
Research and development	—	53,983
Rent and utilities (Note 7)	—	13,950
Transfer agent and filing fees	8,823	15,907
Travel and promotion	3,097	—
Wages and benefits	—	19,007

Loss before other income (expense)	(105,762)	(196,613)
Other income (expense)
Interest income	—	304
Gain on settlement of debt	—	6,586
Write-off of receivable from REGI US (Note 7)	—	(1,456,985)

Net and comprehensive loss	(105,762)	(1,646,708)

Net and comprehensive loss attributable to:
Shareholders of the Company	(105,762)	(1,659,337)
Non-controlling interest	—	12,629

	(105,762)	(1,646,708)

Loss per share – basic and diluted	(0.00)	(0.03)

Weighted average number of common shares outstanding – basic and diluted	49,372,559	49,329,670

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30, 2017 $	For the year ended April 30, 2016 $
Cash flows used in operating activities
Net loss	(105,762)	(1,646,708)
Adjustments to reconcile loss to net cash used by operating activities:
Gain on debt settlement	—	(6,586)
Unrealized loss on foreign exchange	—	8,909
Write-off of receivable from REGI US	—	1,456,985
Changes in non-cash working capital items:
GST Receivable	(915)	(1,251)
Prepaid expenses	—	26,416
Accounts payable and accrued liabilities	51,424	28,665
Due to related parties	55,199	96,681

Net cash used in operating activities	(54)	(36,889)

Cash flows used in investing activities
Advances to REGI	—	(138,311)

Net cash used in investing activities	—	(138,311)

Decrease in cash	(54)	(175,200)
Cash and cash equivalent, beginning	54	175,254

Cash and cash equivalent, ending	—	54

Non-cash items
Non-controlling interest reclassified to contributed surplus	84,547	—
Accounts payable settled by REGI U.S., Inc.	67,800	—
Related party balances settled by REGI U.S., Inc.	124,075	—

Supplemental Disclosures
Interest paid	—	—

Income taxes paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Common Shares #	Common Shares $	Contributed Surplus $	Warrants $	Deficit $	Total Shareholders’ Equity $	Non- Controlling interest $
Balance – April 30, 2015	49,329,670	13,636,565	10,587,750	1,141,249	(24,055,726)	1,309,838	71,918
Net loss	—	—	—	—	(1,659,337)	(1,659,337)	12,629

Balance – April 30, 2016	49,329,670	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547
Disposition of assets	217,422	—	84,547	—		84,547	(84,547)
Liabilities settled by REGI U.S., Inc.	—	—	191,875	—	—	191,875	—
Net loss	—	—	—	—	(105,762)	(105,762)	—

Balance – April 30, 2017	49,547,092	13,636,565	10,864,172	1,141,249	(25,820,825)	(178,839)	—

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

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 27, 2018.

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

Share-based compensation

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

Treasury Shares

At April 30, 2016, Rand owned 217,422 shares of the Company that had been deducted from the total shares issued and outstanding as treasury shares. Upon disposition of the Company’s ownership of 51% of Rand on February 17, 2017 the 217,422 ceased to be recorded as treasury shares.

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

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

6.	Share Capital (Cont’d)

Stock Options (Cont’d)

The following is a summary of options activities during the years ended April 30, 2017 and 2016:

	Number of options	Weighted average exercise price
		$
Outstanding at April 30, 2015	4,025,000	0.11
Forfeited	(725,000)	0.11
Expired	(750,000)	0.14

Outstanding at April 30, 2016	2,550,000	0.11
Forfeited	(2,500,000)	0.11

Outstanding at April 30, 2017	50,000	0.11

The following options were outstanding at April 30, 2017:

Expiry Date	Exercise price $	Number of options	Remaining contractual life (years)
April 11, 2018	0.11	50,000	0.95

Options Outstanding		50,000

Options Exercisable		12,500

Share Purchase Warrants

There were no warrants activities during the year ended April 30, 2016.

The following is a summary of warrant activities during the year ended April 30, 2017:

	Number of warrants	Weighted average exercise price $
Outstanding at April 30, 2015 and 2016	9,900,000	0.15
Expired	(9,900,000)	0.15

Outstanding at April 30, 2017	—	—

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

During the year ended April 30, 2017, management fees of $50,000 (2016—$Nil) were accrued and not paid to the sole director and officer of the Company.

During the year ended April 30, 2017, rent and utility of $Nil (2016—$13,950) were incurred with a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016—$22,500) were accrued or paid to a company controlled by a former director and officer.

During the year ended April 30, 2017, management fees of $Nil (2016—$5,459) and director fees of $Nil (2016—$15,000) were accrued or paid to officers, directors and companies controlled by former officers and directors for services rendered.

All related party transactions are in the normal course of operations and have been measured at the agreed to amounts, which is the amount of consideration established and agreed to by the related parties.

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

At April 30, 2017 and 2016, the Company owed an aggregate of $53,835 and $122,711, respectively to related parties, as follows:

	April 30, 2017 $	April 30, 2016 $
KLR Petroleum Inc.	—	66,672
Minewest Silve and Gold Corp.	—	6,253
SMR Investments Ltd.	—	29,782
REGI	1,987	—
Teryl Resources Corp.	1,848	1,848
Former director and officer	—	18,156
Sole director and officer	50,000	—

	53,835	122,711

8.	Income Taxes

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended April 30, 2017 $	For the year ended April 30, 2016 $
Net loss before income taxes	(105,762)	(1,646,708)
Combined federal and provincial income tax rate	26.00%	26.00%

Expected income tax recovery	(27,498)	(428,144)
Increase (decrease) due to:
Non-deductible expenses	—	(306,789)
Current and prior tax attributes not recognized	27,498	734,933

Income tax expense (recovery)	—	—

The components of deferred tax assets are as follows:

	2017 $	2016 $
Non-capital and capital losses	1,409,429	1,771,143
Intangible assets and other	—	81,662
Equipment	—	1,229

	1,409,429	1,854,034
Unrecognized deferred tax assets	(1,409,429)	(1,854,034)

Net deferred tax assets	—	—

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

Reg Technologies Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2017 and 2016

10.	Subsequent Event

On July 26, 2018 the Company issued a secured promissory note of $29,950 at interest rate of 1% per month, secured against the Company’s current and future assets, repayable the earlier of August 31, 2018 and the closing of the next private placement.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2016

UNIT 114B (2nd Floor) – 8988 FRASERTON COURT BURNABY, BC V5J 5H8
T: 604.239.0868
F: 604.239.0866	A CHAN AND COMPANY LLP

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of

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

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 30 April 2016 $	As at 30 April 2015 $
Assets
Current
Cash and cash equivalent	54	175,254
HST/GST receivable	3,095	1,844
Prepaid expenses	—	26,416
Prepaid expense—Minewest (Note 7)	—	2,323
Advances to REGI US (Note 7)	—	1,318,674

	3,149	1,524,511

Liabilities
Current
Accounts payable	116,390	95,225
Accrued liabilities	29,000	21,500
Due to related parties (Note 7)	122,711	26,030

	268,101	142,755

Shareholders’ equity
Share Capital (Note 6)	13,636,565	13,636,565
Warrants (Note 6)	1,141,249	1,141,249
Contributed Surplus	10,587,750	10,587,750
Deficit	(25,715,063)	(24,055,726)

	(349,499)	1,309,838

Non-controlling interest	84,547	71,918

	3,149	1,524,511

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Subsequent event (Note 11)

On behalf of the Board:

“John Robertson”	Director	“Paul Chute”	Director
John Robertson		Paul Chute

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the year ended April 30, 2016 $	For the year ended April 30, 2015 $
Expenses
Shareholder communication	21,276	17,442
Foreign exchange gain	(24,689)	(63,988)
Management and directors’ fees (Note 7)	42,959	72,315
Office expenses	26,061	46,904
Professional fees	28,159	34,238
Research and development	53,983	58,402
Rent and utilities (Note 7)	13,950	15,034
Stock-based compensation (Note 6)	—	26,783
Transfer agent and filing fees	15,907	32,634
Travel and promotion	—	909
Wages and benefits	19,007	34,343

Loss before other income (expense)	(196,613)	(275,016)
Other income (expense)
Interest income	304	4,834
Gain on settlement of debt (Note 6)	6,586	—
Write-off of GST receivable	—	(761)
Loss in equity investment	—	(77,119)
Impairment of equity investment in Minewest (Note 7)	—	(174,968)
Write-off of receivable from REGI US (Note 7)	(1,456,985)	—
Write-off of assets held for distribution to shareholders (Note 7)	—	(471,200)

Net and comprehensive loss	(1,646,708)	(994,230)

Net and comprehensive loss attributable to:
Shareholders of the Company	(1,659,337)	(1,027,098)
Non-controlling interest	12,629	32,868

	(1,646,708)	(994,230)

Loss per share – basic and diluted	(0.03)	(0.02)

Weighted average number of common shares outstanding – basic and diluted	49,329,670	49,329,670

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended April 30 2016 $	For the year ended April 30 2015 $
Cash flows used in operating activities
Net loss	(1,646,708)	(994,230)
Adjustments to reconcile loss to net cash used by operating activities:
Write-off of GST receivable	—	761
Stock-based compensation	—	26,783
Gain on debt settlement	(6,586)	—
Unrealized (gain) loss on foreign exchange	8,909	(68,052)
Loss in equity investment	—	77,119
Write-off of assets held for distribution to shareholders	—	471,200
Impairment of equity investment in Minewest	—	174,968
Write-off of receivable from REGI US	1,456,985	—
Changes in non-cash working capital items:
HST/GST receivable	(1,251)	3,133
Prepaid expenses	26,416	(25,000)
Accounts payable and accrued liabilities	28,665	(82,790)
Due to (from) related parties	96,681	(65,023)

	(36,889)	(481,131)

Cash flows provided by investing activities
Advances (to) from REGI	(138,311)	(263,797)

	(138,311)	(263,797)

Cash flows provided by financing activities
Repayment of advance from Minewest	—	(21,732)

	—	(21,732)

Increase (decrease) in cash	(175,200)	(766,660)
Cash and cash equivalent, beginning	175,254	941,914

Cash and cash equivalent, ending	54	175,254

Non-cash items
Shares issued for debt settlement	—	—

Supplemental Disclosures
Interest paid	—	—

Income taxes paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Common Shares #	Common Shares $	Contributed Surplus $	Warrants $	Deficit $	Total Shareholders’ Equity $	Non- Controlling interest $
Balance – April 30, 2014	49,329,670	13,636,565	10,560,967	1,141,249	(23,028,628)	2,310,153	39,050
Stock-based compensation	—	—	26,783	—	—	26,783	—
Net loss	—	—	—	—	(1,027,098)	(1,027,098)	32,868

Balance – April 30, 2015	49,329,670	13,636,565	10,587,750	1,141,249	(24,055,726)	1,309,838	71,918
Net loss	—	—	—	—	(1,659,337)	(1,659,337)	12,629

Balance – April 30, 2016	49,329,670	13,636,565	10,587,750	1,141,249	(25,715,063)	(349,499)	84,547

The accompanying notes are an integral part of these consolidated financial statements.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended 30 April 2016 and 2015

1.	Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other Rand CamTM / RadMax® applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which as at April 30, 2016 owns a 10.17% interest in REGI U.S, Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these two companies each fund 50% of the development of the Technology.

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

New standards and interpretations

The following standard has been issued but is not yet effective:

(i) Financial instruments

The IASB has issued IFRS 9—Financial Instruments (“IFRS 9”) which intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments. The IASB tentatively decided to defer the mandatory effective date until January 1, 2018 with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its financial statements based on the characteristics of its financial instruments at the time of adoption. The Company is currently evaluating the impact of the standard on its financial performance and financial statements disclosures but expects that such impact will not be material.

The Company has adopted the following new accounting standards effective May 1, 2014. These changes were in made in accordance with the applicable transitional provisions and had no impact on the financial statements.

(i) Levies

The IASB issued IFRIC 21—Levies (“IFRIC 21”), an interpretation of IAS 37—Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

3.	Significant Accounting Policies (Cont’d)

New standards and interpretations (Cont’d)

(ii) Impairment of assets

The IASB issued amendments to IAS 36—Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively.

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

		Advances to
		Equity
		Accounted	Accounts
April 30, 2016	Cash	Investee	Payable
	$2	$28,051	$28,049

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

During the year ended April 30, 2016, the Company recorded stock-based compensation of $Nil (2015—$26,783) as a general and administrative expense.

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

The following is a summary of warrant activities during the years ended April 30, 2016 and 2015:

	Number of warrants	Weighted average exercise price $
Outstanding at April 30, 2014	12,015,375	0.15
Expired	(2,115,375)	0.15

Outstanding at April 30, 2015 and 2016	9,900,000	0.15

The following warrants were outstanding at April 30, 2016:

Expiry Date	Exercise price $	Number of warrants
March 26, 2017	0.15	2,200,000
April 30, 2017	0.15	7,700,000

	0.15	9,900,000

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

The following summarizes the consolidated financial information of REGI.

	April 30, 2016	April 30, 2015
	US$	US$
Total current assets and total assets	42	491

Total current liabilities and total liabilities	2,109,628	1,976,419

	Years Ended April 30,
	2016	2015
	US$	US$
Revenue	—	—
Loss from operations	(221,727)	(409,806)
Other expense	(1,440)	(1,440)

Net loss	(223,167)	(411,246)

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

Minewest

On July 20, 2010 the Company signed an asset transfer agreement with its newly incorporated wholly owned subsidiary Minewest for the purpose of acquiring and exploring mineral properties. In accordance with the agreement the Company transfers its 100% ownership in its undivided 45% interest subject to a 5% net smelter return in 33 mining claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

•	Cash payment of $25,000 on or before August 15, 2010 (paid);

•	Issuance of 8,000,000 shares of Minewest voting common shares (issued).

Effective December 15, 2010 Minewest signed a purchase agreement with Rapitan Resources Inc. (“Rapitan”), wherein Minewest purchased 100% of Rapitan’s 25% interest in the Silverknife property for the following consideration:

•	Cash payment of $10,000 (paid);

•	Issuance of 2,000,000 shares of common stocks of Minewest (issued).

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

As at April 30, 2016 the Company’s investment in Minewest was recorded at $Nil (2015—$Nil) under equity method and held 26.10% ownership in Minewest.

During the year ended April 30, 2014 the Company issued 1,000,000 common shares valued at a fair value of $0.085 per share to settle debt of $120,000 resulting a gain on debt settlement of $35,000.

At April 30, 2016, the Company recorded a balance due to Minewest of $6,253 (2015—$2,323 prepayment to Minewest by the Company). The amounts owed are unsecured, non-interest bearing and due on demand.

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended April 30, 2016 and 2015

7.	Equity Accounted Investees and Related Party Transactions (Cont’d)

Other related parties

At April 30, 2016, the Company is owed an aggregate of $122,711 (2015—$26,030) to related parties.

During the year ended April 30, 2016, rent and utility of $13,950 (2015—$15,034) incurred with a company having common officers and directors.

During the year ended April 30, 2016, total management fees of $22,500 (2015—$30,000) were accrued or paid to a company having common officers and directors.

During the year ended April 30, 2016, management fees of $5,459 (2015—$11,315) and director fees of $15,000 (2015—$31,000) were accrued or paid to officers, directors and companies controlled by officers and directors for services rendered.

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

iii)	A 1% net profit royalty will be payable to a former director on all U.S. – based sales.

b)	The Company is committed to fund 50% of the further development of the Rand CamTM /Direct Charge Engine Technology, with the remaining 50% funded by REGI.

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

Income tax expense differs from the amount that would result from applying the combined federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	For the year ended	For the year ended
	April 30, 2016	April 30, 2015
	$	$
Net loss before income taxes	(1,646,708)	(994,230)
Combined federal and provincial income tax rate	26.00%	26.00%

Expected income tax recovery	(428,144)	(258,500)
Increase (decrease) due to:
Non-deductible expenses	(306,789)	161,936
Current and prior tax attributes not recognized	734,933	96,564

Income tax expense (recovery)	—	—

The components of deferred tax assets are as follows:

	2016	2015
	$	$
Non-capital and capital losses	1,771,143	1,036,437
Intangible assets and other	81,662	81,434
Equipment	1,229	1,229

	1,854,034	1,119,100
Unrecognized deferred tax assets	(1,854,034)	(1,119,100)

Net deferred tax assets	—	—

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

Graph Blockchain Limited

Financial Statements

For the Period from the Date of Incorporation (November 22, 2017) to July 31, 2018

(Expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of Graph Blockchain Limited:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Graph Blockchain Limited, which comprise the statement of financial position as at July 31, 2018, and the statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period from the date of incorporation (November 22, 2017) to July 31, 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of Graph Blockchain Limited as at July 31, 2018, and its financial performance and its cash flows for the period from the date of incorporation (November 22, 2017) to July 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Graph Blockchain Limited in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with PCAOB.

An audit involves performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Graph Blockchain Limited is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Licensed Public Accountants

Chartered Professional Accountants

This is our first year of service as Graph Blockchain Limited’s auditor.

Toronto, Canada

November 15, 2018

Graph Blockchain Limited

Statement of Financial Position

(Expressed in Canadian dollars)

July 31,
2018
$
Assets
Current assets
Cash and cash equivalents	2,363,978
Trade and other receivables (note 11)	179,217
Inventory (note 5)	534,392
Prepaid expenses and other assets	231,363

Total current assets	3,308,950
Property and equipment, net (note 6)	24,727

Total assets	3,333,677

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	245,053
Contract liabilities (note 5)	534,392

779,445
Total liabilities	779,445

Shareholders’ equity
Share capital (note 8)	6,251,195
Reserves (note 8)	75,865
Accumulated other comprehensive income	10
Deficit	(3,772,838)

Total shareholders’ equity	2,554,232

Total liabilities and shareholders’ equity	3,333,677

Commitments (note 12)

Approved and authorized for issue by the Board of Directors on November 5, 2018.

Signed “Andrew Ryu”     Director                 Signed “Jeff Stevens”     Director

The accompanying notes are an integral part of the financial statements.

Graph Blockchain Limited

Statement of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except number of common shares)

November 22,
2017 to July 31,
2018
$
Revenue
Service revenue (note 5)	15,000
Expenses
Salaries, benefits and management fees (note 10)	391,496
Office and general (note 10)	393,288
Other operating expenses (note 10)	631,496
Depreciation and amortization	4,328
Share based consulting fees (note 10)	1,934,912
Share based compensation (notes 8 and 10)	430,830

3,786,350
Loss from operations	(3,771,350)
Finance income	(485)
Foreign exchange loss	1,973

Net loss	(3,772,838)

Other comprehensive income, net of tax
Foreign exchange translation adjustment	10
Comprehensive loss	(3,772,828)

Weighted average number of common shares (note 9)	96,881,395

Basic and diluted loss per share (note 9)	(0.039)

The accompanying notes are an integral part of the financial statements.

Graph Blockchain Limited

Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars, except number of common shares)

	Common Shares
					Accumulated
					other
					comprehensive
	Number	Amount	Reserves	Deficit	income	Total
		$	$	$	$	$
Balance – November 22, 2017	—	—	—	—	—	—
Net loss for the period	—	—	—	(3,772,838)	—	(3,772,838)
Shares issued to founders in exchange for cash consideration	24,219,524	400,000	—	—	—	400,000
Shares issued to founders in exchange for services rendered	9,990,553	165,000	—	—	—	165,000
Shares issued under private placement	42,803,417	3,455,376	—	—	—	3,455,376
Share issuance costs for private placement	—	(124,146)	—	—	—	(124,146)
Broker warrants issued under private placement	—	(75,865)	75,865	—	—	—
Shares issued in exchange for management consulting fees	24,219,524	2,000,000	—	—	—	2,000,000
Share based compensation	20,283,851	430,830	—	—	—	430,830
Foreign exchange translation	—	—	—	—	10	10

Balance – July 31, 2018	121,516,869	6,251,195	75,865	(3,772,838)	10	2,554,232

The accompanying notes are an integral part of the financial statements.

Graph Blockchain Limited

Statements of Cash Flows

(Expressed in Canadian dollars)

November 22,
2017 to July 31,
2018
$
Cash flows from (used in) operating activities
Net loss	(3,772,838)
Adjustments to reconcile net loss to operating cash flow
Depreciation of property and equipment	4,328
Management consulting fees (notes 8 and 10)	1,769,912
Shares issued to founders in exchange for services rendered (note 8)	165,000
Share based compensation (notes 8 and 10)	430,830
Net change in operating assets and liabilities (note 7)	65,435

(1,337,333)

Cash flows used in investing activities
Purchase of property and equipment (note 6)	(29,114)
Cash flows from financing activities
Proceeds from issuance of share capital (note 8)	3,731,230
Effect of exchange rate changes on cash and cash equivalents	(805)
Increase (decrease) in cash and cash equivalents	2,363,978
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	2,363,978

The accompanying notes are an integral part of the financial statements.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

1 Description of business and organization

Graph Blockchain Limited (the “Company” or “Graph”) is a privately held company that was founded as a joint venture between Datametrex AI Limited and Bitnine Global Inc. and incorporated in the province of Ontario on November 22, 2017. The Company is domiciled in Canada and the address of its registered office is 2161 Yonge St. Suite 210, Toronto, Ontario, M4S 3A6 Canada.

The Company is a blockchain development company that provides high performance private blockchain solutions that include graphic data analysis and consulting services, implementation of data mining analysis through the use of graph databases and speed enhancements of blockchain control systems for corporations and government agencies.

2 Significant accounting policies

Basis of presentation and statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively “IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved and authorized for issuance by the Company’s Board of Directors on November 5, 2018. The financial statements are presented in Canadian dollars which is also the Company’s functional currency. The Company has one wholly-owned entity, the South Korean branch of Graph Blockchain Limited with a Korean Won functional currency. The accounting policies have been applied consistently in these financial statements, unless otherwise indicated.

Operating segments

Management has determined that the Company operates in two reportable operating segments based on geographical region. The Company provides blockchain services with a head office located in Canada (“Graph Canada”) and a branch located in South Korea (“Graph Korea”).

Foreign Currency

The financial statements are presented in Canandian dollars. The functional currency of the South Korean branch of the Company is Korean Won. Assets and liabilities of the South Korean branch are translated at the rate of exchange at the reporting period end date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive income included in shareholders’ equity.

Revenue from contracts with customers

The Company early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Nature of goods and services

The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see note 4.

a) Graph Canada

During the period from November 22, 2017 to July 31, 2018, the Graph Canada segment of the Company principally generated revenue from providing blockchain planning and consulting services for a Canadian customer who is in the process of considering the adoption of blockchain technology in their businesses.

Products and service	Nature, timing of satisfaction of performance obligations and significant payment terms
Development plan and budget for the blockchain platform	The Company recognizes revenue at the point in time when a customer takes control of the project development plan and budget.

b) Graph Korea

During the period from November 22, 2017 to July 31, 2018, the Graph Korea segment of the Company principally developed prototype blockchain solutions for customers based in the Republic of Korea through its distribution partner located in the region.

Products and service	Nature, timing of satisfaction of performance obligations and significant payment terms
Prototype blockchain solution services	Under the contracts between a distribution partner and a customer, the Company controls the work in progress as the prototypes are being built. Revenue is recognized at the point in time when the customer takes control of the prototype.

Billings or payments received from customers in advance of revenue recognition are recorded as contract liabilities on the statement of financial position, and costs incurred for developing the prototype are recorded as inventory on the statement of financial position.

Revenue and costs to obtain or fulfil contracts with customers

Revenue is recognized when a customer obtains control of promised goods or services. The Company follows the below criteria when assessing whether control has been obtained by a customer:

(a)	The Company has a present right to payment; and

(b)	The customer obtains legal title; and

(c)	The Company has transferred physical possession of the goods or services; and

(d)	The customer has the significant risks and rewards of ownership of the goods or services; and

(e)	The customer has accepted the goods or services.

The Company capitalizes the direct costs incurred to develop the prototype, and records them as inventory in the statement of financial position. Direct costs are those costs that the Company incurs to fulfil the contract that would not have been incurred if the contract had not been obtained.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Expenditures that do not meet the above criteria are expensed when incurred.

Financial instruments

The Company adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The adoption of IFRS 9 did not materially affect the Company’s cash flows from operating, investing, or financing activities, its financial position, or its results from operations.

a) Classification of financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on the three categories: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). Financial liabilities are classified and measured in two categories: amortized cost or FVTPL. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated, but the hybrid financial instrument as a whole is assessed for classification.

The following table summarizes the classification of the financial instruments upon the adoption of IFRS 9:

Classification
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

b) Impairment of financial assets

IFRS 9 uses a forward-looking “expected credit loss” (“ECL”) model to measure the impairment loss of financial assets. The ECL model requires judgement, including consideration of how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The new impairment model is applied, at each reporting date, to the Company’s financial assets measured at amortized cost. Impairment losses are recorded in office and general expenses with the carrying amount of the financial asset reduced through the use of impairment allowance accounts.

Inventory

The Company’s inventory consists of development costs of software, which are valued at the lower of cost and net realizable value. Cost of inventory is accounted for on specific identification basis. Any losses on valuation of inventories are included in profit or loss at the time they are determined.

Critical Accounting Estimates and Judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions are based on management’s historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ materially from these estimates. Areas requiring estimates and judgements include timing of recognizing revenue and valuation of equity instruments issued under share-based payment arrangements.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Revenue recognition

The Company uses judgment to assess whether contracts contain multiple products and services sold and whether these should be considered distinct and accounted as separate performance obligations or together. Estimates are required when allocating revenue where multiple performance obligations exist in a contract. Judgment is required as to determining when control of the product has been transferred to the customer. The Company currently bases their assessment of the transfer of control on the receipt of inspection certificates from their distributor and with the end customer.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the share price, expected life of the share option, volatility and dividend yield and making assumptions about them.

Estimates

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the year of the change, if the change affects that year only, or in the year of the change and future years, if the changes affects both.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Assets under capital leases are recorded at the present value of the minimum future lease payments at the time of inception. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal. Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to amortization.

Amortization, which is recorded from the date on which each asset is available for service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Computer equipment	2 years
Office equipment and furniture	5 years

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which materially prolong the useful lives of the assets, are capitalized. The cost and related accumulated amortization of property retired or sold are removed from the accounts, and gains or losses are recognized in the statement of loss and comprehensive loss.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated using discounted cash flows.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For any other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments, net of imputed interest. Property and equipment under capital leases are depreciated based on the effective useful lives of the assets. All other leases are classified as operating leases and leasing costs, including any rent holidays, leaseholds incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Income taxes

Income tax expense (benefit) comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, temporary differences related to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future, and taxable temporary differences arising on the initial recognition of goodwill.

Share based compensation

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as share based compensation in the statements of comprehensive loss, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Share-based payment arrangements granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services are rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option-pricing model.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

The increase in equity recognized in connection with a share based payment transaction is presented in the “Reserves” line item on the statements of financial position, as separate component in equity. For share-based payment awards with market conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

3 Future accounting pronouncements

The IASB has issued the following applicable standard:

IFRS 16, Leases (“IFRS 16”): In January 2016, the IASB issued IFRS 16 which supersedes IAS 17, Leases. This Standard introduces a single lessee accounting model. The new standard will affect the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which are currently accounted for as operating leases. The Standard is effective for annual periods beginning on or after January 1, 2019. The Company assessed existing operating leases and determined that the adoption of IFRS 16 would not have a material impact on its financial statements.

4 Operating segments

The Company has two geographic segments as defined in note 2 to these financial statements.

Segment information of the Company is summarized as follows:

	Graph	Graph	Consolidated
	Canada	Korea	totals
	$	$	$
For the November 22, 2017 to July 31, 2018
Revenue	15,000	—	15,000
Segment loss	(3,770,422)	(2,416)	(3,772,838)
Depreciation and amortization	3,926	402	4,328
Finance income	(485)	—	(485)
Share based consulting	1,934,912	—	1,934,912
Share based compensation	430,830	—	430,830
Segment assets	2,724,266	609,411	3,333,677
Capital expenditure	25,127	3,987	29,114
Segment liabilities	167,627	611,818	779,445

5 Inventory and contract liabilities

No revenue has been recognized for the prototype blockchain solution services provided in Graph Korea, as the ultimate customer has not taken control of the prototype product as of July 31, 2018. Since the Company’s distributor has made advance payments on behalf of the customer, the consideration net of discounts in the amount of $534,392 was recorded as contract liabilities on the statement of financial position.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Development costs of $571,691 were incurred to fulfil contracts during the period ended July 31, 2018, of which $534,392 were recognized as inventory on the statement of financial position as of July 31, 2018. The development costs represent amounts paid to a related party for outsourced development services (see note 10). The remaining amount of $37,299 was recognized in other operating expenses in relation to revenue earned in the amount of $15,000 during the period. The inventory is presented at lower of cost and net realizable value.

6 Property and equipment

		Office
	Computer	equipment
	equipment	and furniture	Total
	$	$	$
Cost
Balance at November 22, 2017	—	—	—
Additions	26,498	2,616	29,114
Translation adjustments	(62)	—	(62)

Balance at July 31, 2018	26,436	2,616	29,052

Accumulated depreciation
Balance at November 22, 2017	—	—	—
Depreciation	4,154	174	4,328
Translation adjustments	(3)	—	(3)

Balance at July 31, 2018	4,151	174	4,325

Carrying amounts
Balance at November 22, 2017	—	—	—

Balance at July 31, 2018	22,285	2,442	24,727

Depreciation of property and equipment was included in “Depreciation and amortization” on the statement of loss and comprehensive loss.

As at July 31, 2018 and November 22, 2017, no property or equipment was under capital lease.

7 Net change in operating assets and liabilities

November 22,
2017 to July 31,
2018
$
Cash flows provided by (used in)
Trade and other receivables	50,856
Inventory	(534,392)
Prepaid expenses and other assets	(231,761)
Accounts payable and accrued liabilities	246,340
Contract liabilities	534,392

65,435

Supplemental cash flow information

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Non-cash HST receivable of $230,088 on consulting fees was settled by issuance of equity instruments (note 8(a)).

8 Share capital and reserves

a) Common shares

The Company is authorized to issue an unlimited number of common shares with no par value.

Issuances of common shares are recorded in “Share capital” on the statement of financial position. The effects of a share split effective October 1, 2018 as disclosed in note 15 are reflected below.

The following summarizes transactions involving the common shares of the Company:

	Number	Amount
		$
Shares issued and outstanding at November 22, 2017	—	—
Shares issued to founding companies in exchange for cash consideration	24,219,524	400,000
Shares issued to founders in exchange for services rendered	9,990,553	165,000
Shares issued from private placements, net of fees	42,803,417	3,255,365
Shares issued in exchange for management consulting fees (note 10)	24,219,524	2,000,000
Share based compensation	20,283,851	430,830

Shares issued and outstanding at July 31, 2018	121,516,869	6,251,195

On the inception of the Company, 24,219,524 shares were issued to two founding shareholder companies for cash consideration of $400,000. During the period from November 22, 2017 (date of incorporation) to July 31, 2018, 9,990,553 shares were issued to founders for various services rendered. The shares were valued based on recent financing transactions with founders in close proximity to the issuance of the shares for an amount of $165,000, included in “Share based consulting fees” in the statement of loss and comprehensive loss.

On January 10, 2018, the Company completed a non-brokered private placement (the “Private Placement”) for aggregate gross proceeds of $3,455,376. Under the Private Placement, the Company issued 41,843,791 shares in accordance with the terms and conditions of the subscription agreement representing a subscription price of $0.083 per share. In connection with the Private Placement, finder’s fees were paid to arm’s length parties in an amount equal to 8% of the size of the Private Placement. This included cash commissions of $124,146, the grant of 1,665,818 brokers’ warrants and the issuance of 959,626 shares. Each whole broker’s warrant shall be exercisable for one common share of the Company at a price of $0.083 per broker warrant for a period of 24 months from the closing date. As a result of the Private Placement, the Company received in net proceeds of $3,331,230, of which $3,255,365 has been allocated to “Share capital” for the shares issued and $75,865 has been allocated to “Reserves” for the broker warrants issued on the statement of financial position.

On April 1, 2018, the Company issued 2,421,952 common shares in escrow to an officer of the Company, vesting over eight quarterly instalments with April 1, 2018 as the first vesting date. During the period from November 22, 2017 (date of incorporation) to July 31, 2018, 605,488 common shares have vested, resulting in $105,830 of “Share based compensation” recorded in the statement of loss and comprehensive loss. As the unvested shares are subject to claw-back provisions if performance conditions are not met, the remaining 1,816,464 shares held in escrow are not included in the issued and outstanding shares on the statement of changes in shareholders’ equity. In addition, 19,678,363 shares were issued to members of key management and directors to settle financial liability of $325,000 arising from services received, the shares were valued by comparing to recent cash issuance of shares at the time, and included in “Share based compensation” in the statement of loss and comprehensive loss. There was no gain or loss resulted from the settlement of financial liability.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

During the period from November 22, 2017 (date of incorporation) to July 31, 2018, the Company issued 24,219,524 common shares in the amount of $2,000,000 to a shareholder company of the Company in exchange for management consulting fees, resulting in $1,769,912 (net of HST) being recorded in “Share based consulting fees” in the statement of loss and comprehensive loss. The shares issued were valued by comparing to recent cash issuance of the shares at the time.

b) Warrants

Issuances of warrants are recorded in “Reserves” on the statement of financial position. The following summarizes transactions involving warrants issued by the Company:

		Weighted
		average
	Number	exercise price
		$
Warrants outstanding at November 22, 2017	—	—
Brokers’ warrants issued in connection with the Private Placement	1,665,818	0.083

Warrants outstanding at July 31, 2018	1,665,818	0.083

The Company uses the Black-Scholes Option Pricing Model to value broker warrants issued in connection with private placements. The weighted average assumptions used in the model were as follows:

•	Risk-free annual interest rate – 2.05%

•	Expected exercise price – $0.083

•	Expected life – 2 years

•	Annualized volatility – 105%

•	Expected dividend yield – 0%

As at July 31, 2018, the outstanding warrants had a remaining useful life of 1.45 years with a reserve balance of $75,865.

9 Loss per share

For the period from November 22, 2017 to July 31, 2018
Net loss	$(3,772,838)
Weighted average number of shares outstanding	96,881,395

Basic and diluted loss per share	$(0.039)

Basic loss per share is calculated by dividing the total loss by the weighted average number of shares outstanding during the period. Outstanding warrants as at July 31, 2018 of 1,665,818 have not been factored into the calculation as they are considered anti-dilutive. The effects of a share split effective October 1, 2018 as disclosed in note 15 are reflected below.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

The following table presents the maximum number of shares that would be outstanding if all dilutive and potentially dilutive instruments as described in note 8 were exercised or converted as at July 31, 2018:

Number
Common shares issued and outstanding	121,516,869
Common shares issued and held in escrow	1,816,464
Warrants outstanding	1,665,818

124,999,151

10 Related party transactions

a) Office and general

During the period from November 22, 2017 to July 31, 2018, the Company incurred occupancy costs of $20,000 for rent charged by a shareholder company of the Company, and accounting fees of $4,000 charged by a company controlled by a director and officer of the Company, which have been included in “Office and general” in the statement of loss and comprehensive loss.

b) Share based consulting fees

During the period from November 22, 2017 to July 31, 2018, the Company incurred $1,769,912 of management consulting fees charged by a shareholder company of the Company, in the form of 24,219,524 common shares of the Company, which has been included in “Share based consulting fees” in the statement of loss and comprehensive loss.

c) Inventory and other operating expenses

During the period from November 22, 2017 to July 31, 2018, the Company paid $571,691 of direct development, prototype consulting and contract fulfillment costs charged by a shareholder company and a parent company of a shareholder company of the Company, of which $534,392 has been included in “Inventory” in the statement of financial position, and $37,299 has been included in “Other operating expenses” in the statement of loss and comprehensive loss.

d) Compensation of key management personnel

Key management includes members of the Board and executive officers of the Company. Compensation awarded to key management is listed below:

	November 22, 2017 to July 31, 2018
	Amount	Shares
	$	awarded
Cash based compensation	174,575	—
Shares issued	430,830	20,283,851

	605,405	20,283,851

11 Financial instruments and risk management

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented below.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

General objectives, policies and processes

Management has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.

The overall objective of management is to set policies that seek to minimize risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The Company has established risk management policies and procedures designed to reduce the potentially adverse effects of price volatility on operating results and distributions. Further details regarding these policies are set out below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consists primarily of cash and trade and other receivables.

Credit risk associated with cash is minimized by ensuring these financial assets are maintained with financial institutions of reputable credit and may be redeemed upon demand. The Company applies the simplified approach to providing for expected cresit lossed prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade and other receivables. The management measures the expected credit loss based upon historic default rate of customers and estimates the credit loss over the expected life of trade and other receivables. As at July 31, 2018, the impairment allowance relating to trade and other receivables was $nil.

At July 31, 2018, the Company had a short-term loan receivable balance of $29,818 included in “Trade and other receivables” in the statement of financial position. The remainder of the trade and other receivables balance relates primarily to value added tax positions with Provincial and Federal government entities in Canada.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company’s approach is to ensure it will have sufficient liquidity to meet operations, tax, capital and regulatory requirements and obligations, under both normal and stressed circumstances. Cash flow projections are prepared and reviewed by management to ensure a sufficient continuity of funding exists. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities. The payments for the Company’s accounts payable and accrued liabilities are due in less than a year.

The following table sets out the Company’s contractual maturities (representing undiscounted contractual cash flows) of financial liabilities and commitments:

	12 months	1 to 2 years	2 to 5 years	Total
	$	$	$	$
Accounts payable and accruals	245,053	—	—	245,053
Lease commitments	16,352	—	—	16,352

At July 31, 2018	261,405	—	—	261,405

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Fair values of financial instruments

IFRS 7—Financial Instruments: Disclosures requires disclosure of a three-level hierarchy (“FV hierarchy”) that reflects the significance of the inputs used in making fair value measurements and disclosures. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include those whose valuations are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are those based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents, trade and other receivables, and accounts payable and accrued liabilities have relatively short periods to maturity and the carrying values contained in the statement of financial position approximate their estimated fair value.

12 Commitments

Lease commitments

The total minimum annual operating lease payments are as follows:

Amount
$
2018	11,680
2019	4,672
2020 and thereafter	nil

13 Income taxes

The provision for current income taxes differs from the results that would be obtained by applying Canadian Federal and Provincial (Ontario) statutory income tax rates to profit or loss before income taxes.

This difference results from the following:

November 22,
2017 to July 31,
2018
$
Loss before income taxes	(3,772,838)
Statutory income tax rates	26.50%
Expected current income tax recovery	(999,802)
Share based compensation and non-deductible expenses	47,739
Share based consulting fees	512,752
Share issuance costs booked through equity	(53,897)
Change in unrecognized deferred income tax assets	493,208

Income tax expense (recovery)	—

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Significant components of the Company’s deferred income taxes are as follows:

July 31, 2018
$
Deferred tax assets
Non-capital losses carried forward	850

Net deferred tax assets	850

Deferred tax liabilities
Property and equipment	(850)

Net deferred income taxes	—

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

July 31, 2018
$
Share issuance costs - 20(1)(e)	290,438
Non-capital losses carried forward - Canada	1,570,729

1,861,167

The Company has the following estimated Canadian carry-forward non-capital losses and corresponding expiry dates:

Amount
$
2038	1,573,935

1,573,935

The potential benefits of these carry-forward non-capital losses and deductible temporary differences have not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

14 Capital management

The Company defines its capital as its shareholders’ equity. The Company’s objectives when managing capital are to maintain a sufficient capital base in order to meet its short-term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period from November 22, 2017 to July 31, 2018.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

15 Subsequent events

Share split

On September 4, 2018, a special resolution of the shareholders of Graph was made to subdivide all of the issued and outstanding common shares on the basis of 1.210976238250372 post-subdivision shares for every one pre-subdivision share with an effective split date of October 1, 2018. Any resulting fractional shares shall be either rounded up or down to the nearest whole number.

Acquisition of Reg Technologies Inc.

On November 6, 2018, the Company entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) to acquire Reg Technologies Inc. (“RegTech”) through a reverse takeover. Pursuant to the terms of the Amalgamation Agreement, RegTech consolidated its outstanding shares on a ten to one basis, and acquired all of the issued and outstanding shares of Graph pursuant to a three-cornered amalgamation whereby 2659468 Ontario Inc., a wholly-owned subsidiary of RegTech, and Graph amalgamated (the “Amalgamation”) to form a newly amalgamated company (“Amalco”), and upon the Amalgamation, former shareholders of Graph (“Graph Shareholders”) received one new common share of RegTech for each one common share of Graph held and Amalco became a wholly-owned subsidiary of RegTech (the “RTO Transaction”).

Upon completion of the Amalgamation, RegTech became the parent and the sole shareholder of Amalco and thus indirectly carried on the business of Graph. As a result, RegTech changed its name to “Graph Blockchain Inc.”.

The RTO Transaction is considered to be a reverse takeover by Graph, the accounting acquirer, of RegTech, the accounting acquiree. A reverse takeover transaction involving a non-public operating entity and a non-operating company is considered to be in substance a share based payment transaction and is not a business combination. Any difference in the value of the shares deemed to have been issued by the accounting acquirer and the fair value of the acquiree’s net assets will be expensed in the period of acquisition as a payment for a stock exchange listing.

Private placement

In connection with the acquisition of Reg Technologies Inc., the Company completed a non-brokered private placement on November 6, 2018 of 3,354,866 post-subdivision units to raise gross proceeds of $1,006,460 that closed concurrently with the RTO Transaction. Each unit was at a price of $0.30 and consisted of one common share and one warrant of Graph. Each warrant shall be exercisable into one common share of Graph at a price of $0.40 for a period of 18 months from the date of issuance. Certain dealers and arms-length finders were paid 8% of the gross proceeds. Share issuance costs of $33,000 comprised of $13,000 in respect of cash finders’ fees, together with other cash expenses of $20,000, resulting in net proceeds of $973,460. As a result of the private placement, share capital is adjusted by $681,422 to reflect the common shares issued and reserves are adjusted by $292,038 to reflect the warrants issued. The weighted average assumptions used in calculating the fair value of the warrants include, share price –$0.21, expected life – 1.5 years, annualized volatility – 130%, dividend yield – 0%, and risk-free rate – 2.19%.

Graph Blockchain Limited

Notes to Financial Statements

(Expressed in Canadian dollars, except share and unit information)

Issuance of shares

Subsequent to July 31, 2018, the Company issued 5,000,000 common shares (post-subdivision) at $0.21 per share to certain employees, officers and directors of Graph and certain employees of a shareholder company who support the Company’s sales efforts. The shares were valued based on financing transactions in close proximity to the issuance of the shares.

Graph Blockchain Inc.

(Formerly Reg Technologies Inc.)

Unaudited Pro Forma Consolidated Statement of Financial Position

(Unaudited – Prepared by Management)

July 31, 2018

(Expressed in Canadian dollars)

Graph Blockchain Inc. (Formerly Reg Technologies Inc.)

Unaudited pro forma consolidated statement of financial position as at July 31, 2018

(Expressed in Canadian dollars, unless otherwise noted)

	RegTech $	Graph $	Notes		Pro forma adjustments $	Combined $
Assets
Current assets
Cash and cash equivalents	802	2,363,978	4, 5 (d,e	)	648,460	3,013,240
Trade and other receivables	4,357	179,217	4, 5 (c	)	(29,818)	153,756
Inventory	—	534,392			—	534,392
Prepaid expenses and other assets	—	231,363			—	231,363

Total current assets	5,159	3,308,950			618,642	3,932,751
Property and equipment, net	—	24,727			—	24,727

Total assets	5,159	3,333,677			618,642	3,957,478

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	358,626	245,053	4, 5 (b,c	)	(275,206)	328,473
Contract liabilities	—	534,392			—	534,392

	358,626	779,445			(275,206)	862,865
Total liabilities	358,626	779,445			(275,206)	862,865

Shareholders’ equity
Share capital	13,636,565	6,251,195	4, 5 (a,b,d,f,g	)	(10,485,398)	9,402,362
Reserves	12,005,421	75,865	5 (a,d	)	(11,713,383)	367,903
Accumulated other comprehensive income	—	10			—	10
Deficit	(25,995,453)	(3,772,838)	4, 5 (a,b,e,f,g	)	23,092,629	(6,675,662)

Total shareholders’ equity	(353,467)	2,554,232			893,848	3,094,613

Total liabilities and shareholders’ equity	5,159	3,333,677			618,642	3,957,478

The accompanying notes are an integral part of this pro forma consolidated statement of financial position.

Graph Blockchain Inc. (Formerly Reg Technologies Inc.)

Notes to unaudited pro forma consolidated statement of financial position as at July 31, 2018

(Expressed in Canadian dollars, unless otherwise noted)

1	Basis of presentation

The unaudited pro forma consolidated statement of financial position of Graph Blockchain Inc. (the “Company”, formerly Reg Technologies Inc. or “RegTech”) as at July 31, 2018 (the “Pro Forma Financial Statement”), has been prepared by management based on historical financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), for illustrative purposes only, after giving effect to the proposed transaction between the Company and Graph Blockchain Limited (“Graph”) on the basis of the assumptions and adjustments described in notes 2, 3, 4 and 5. The unaudited pro forma consolidated statement of financial position has been derived from:

a)	the unaudited statement of financial position of the Company as at July 31, 2018; and

b)	the audited statement of financial position of Graph as at July 31, 2018.

It is management’s opinion that the unaudited Pro Forma Financial Statement includes all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with Graph’s accounting policies, except as otherwise noted. The unaudited Pro Forma Financial Statement is not necessarily indicative of the financial position that would have resulted if the combination had actually occurred on July 31, 2018.

The unaudited Pro Forma Financial Statement should be read in conjunction with the historical financial statements and notes thereto of the Company and Graph, included elsewhere in this Listing Statement.

2	Significant accounting policies

This unaudited Pro Forma Financial Statement has been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of Graph as at and for the year ended July 31, 2018. Management has determined that no material pro forma adjustments are necessary to conform the Company’s accounting policies to the accounting policies used by Graph in the preparation of its financial statements.

3	The RTO Transaction

Pursuant to the terms of the Amalgamation Agreement, the Company will consolidate its outstanding shares on a ten to one basis, and acquire all of the issued and outstanding shares of Graph pursuant to a three-cornered amalgamation whereby 2659468 Ontario Inc., a wholly-owned subsidiary of RegTech, and Graph will amalgamate (the “Amalgamation”) to form a newly amalgamated company (“Amalco”), and upon the Amalgamation, former shareholders of Graph (“Graph Shareholders”) will receive one new common share of RegTech for each one common share of Graph held and Amalco will become a wholly-owned subsidiary of RegTech (the “RTO Transaction”).

On September 4, 2018, in connection with the RTO Transaction, a special resolution of the shareholders of Graph was made to subdivide all of the issued and outstanding common shares on the basis of 1.210976238250372 post-subdivision shares for every one pre-subdivision share. Any resulting fractional shares were either rounded up or down to the nearest whole number.

There are currently 4,954,715 post-consolidation RegTech common shares and 121,516,869 post-subdivision Graph common shares issued and outstanding, as well as 1,816,464 post-subdivision Graph common shares held in escrow and excluded from the number of issued and outstanding shares in accordance with IFRS. On closing, there will be approximately 5,954,715 RegTech and 130,816,145 Graph common shares outstanding. As a result of the RTO Transaction, the Company expects to have approximately 136,770,860 issued and outstanding common shares on an undiluted basis. Approximately 4.4% of those shares will be held by shareholders of RegTech and 95.6% will be held by Graph Shareholders. The shares held by new “principals” of RegTech will be subject to such escrow requirements as may be imposed by the securities regulatory authorities.

Graph Blockchain Inc. (Formerly Reg Technologies Inc.)

Notes to unaudited pro forma consolidated statement of financial position as at July 31, 2018

(Expressed in Canadian dollars, unless otherwise noted)

Upon completion of the Amalgamation, RegTech will be the parent and the sole shareholder of Amalco and thus will indirectly carry on the business of Graph. As a result, the Company intends to change its name to “Graph Blockchain Inc.” or such other name as is acceptable to the regulators. Further, it is proposed that the management and Board of Directors of RegTech be changed to consist of persons that have experience in the new business to be undertaken by the combined company.

In connection with the RTO Transaction, RegTech will be seeking shareholder approval of the RTO Transaction and Graph will be seeking shareholder approval with respect to the Amalgamation. The Transaction has been unanimously approved by the Boards of Directors of Graph and RegTech and both Boards of Directors recommend that their respective shareholders vote in favour of the RTO Transaction and related matters.

The RTO Transaction is subject to a number of conditions, including receipt of shareholder and regulatory approval, including approval of the CSE. The RTO Transaction will be carried out by parties dealing at arm’s length to one another and therefore will not be considered to be a non-arm’s-length transaction.

4	Accounting for the RTO Transaction

The Pro Forma Financial Statement has been accounted for in accordance with IFRS 2, Share Based Payments. The RTO Transaction is considered to be a reverse takeover by Graph, the accounting acquirer, of RegTech, the accounting acquiree. A reverse takeover transaction involving a non-public operating entity and a non-operating company is considered to be in substance a share based payment transaction and is not a business combination. Any difference in the value of the shares deemed to have been issued by the accounting acquirer and the fair value of the acquiree’s net assets should be expensed in the current period as a payment for a stock exchange listing. The pro-forma adjustments and allocations of the purchase price of RegTech by Graph as a reverse takeover are based in part on estimates of the fair value of the assets acquired and liabilities assumed as of the date of completion of the acquisition.

The preliminary allocation of estimated consideration transferred is subject to change and is summarized as follows:

	Notes		Amount $
Consideration
Deemed issuance of 5,954,715 post-subdivision Graph common shares to former RegTech shareholders and debtholders at $0.21 per common share	3, 5 (b	)	1,250,490
Debt forgiveness for amounts due to Graph from RegTech	5 (c	)	29,818
Issuance of 641,666 post-subdivision Graph common shares in connection with a finder’s fee on the RTO Transaction at $0.21 per common share	5 (g	)	134,750
Other reverse-takeover transaction related costs	5 (f	)	325,000

			1,740,058
Identifiable assets acquired and liabilities assumed
Cash			802
Trade and other receivables			4,357
Accounts payable and accrued liabilities	5 (b, c	)	(83,420)

			(78,261)

Listing expense			1,818,319

The amount of accounts payable and accrued liabilities assumed includes adjustments for the debt-to-equity settlement and debt forgiveness (reduction in the amount of $275,206) as disclosed in notes 5 (b) and (c), and the amount of consideration includes adjustments to the fair value of consideration paid as disclosed in note 5 (b), the debt forgiveness of the amounts due from RegTech as disclosed in note 5 (c), the finder’s fee as disclosed in note 5 (g), and the other reverse-takeover transaction related costs as disclosed in note 5 (f) to this Pro Forma Financial Statement.

Graph Blockchain Inc. (Formerly Reg Technologies Inc.)

Notes to unaudited pro forma consolidated statement of financial position as at July 31, 2018

(Expressed in Canadian dollars, unless otherwise noted)

5	Pro forma assumptions and adjustments

The Pro Forma Financial Statement reflects the following assumptions and adjustments:

a)	Elimination of the Company’s historical equity balances

Adjustments to eliminate the Company’s historical equity balances included a reduction in share capital in the amount of $13,636,565, a reduction in reserves in the amount of $12,005,421, and an adjustment of $25,995,453 to eliminate the Company’s historical deficit, for a net equity elimination of $353,467.

b)	Conversion of amounts due to certain RegTech directors and vendors

Adjustments to decrease the accounts payable and accrued liabilities assumed by $245,388 to reflect their conversion to 1,000,000 common shares of RegTech prior to the closing of the RTO Transaction at $0.21 per common share. The difference between the increase in share capital and decrease in accounts payable and accrued liabilities is recorded in deficit. The increase in the number of RegTech common shares outstanding is reflected in the fair value of consideration paid to former RegTech holders of common shares as disclosed in note 4 to this Pro Forma Financial Statement.

c)	Debt forgiveness of amounts due to Graph from RegTech

Adjustments to decrease accounts receivable by $29,818 with a corresponding decrease of the accounts payable and accrued liabilities assumed by $29,818 to reflect the debt forgiveness of amounts due to Graph from RegTech upon the closing of the RTO Transaction. The amounts will be reclassified to intercompany and eliminated on consolidation. The adjustments are separately reflected in the consideration paid and identifiable liabilities assumed as disclosed in note 4 to this Pro Forma Financial Statement.

d)	Private placement

Adjustments to increase cash by $973,460 to reflect a non-brokered private placement completed on November 6, 2018 of 3,354,866 post-subdivision units to raise gross proceeds of $1,006,460. Each unit was at a price of $0.30 and consisted of one common share and one warrant of Graph. Each warrant shall be exercisable into one common share of Graph at a price of $0.40 for a period of 18 months from the date of issuance. Certain dealers and arms-length finders were paid 8% of the gross proceeds. Share issuance costs of $33,000 comprised of $13,000 in respect of cash finders’ fees, together with other cash expenses of $20,000, resulting in net proceeds of $973,460. As a result of the private placement, share capital is adjusted by $681,422 to reflect the common shares issued and reserves are adjusted by $292,038 to reflect the warrants issued. The weighted average assumptions used in calculating the fair value of the warrants include, share price –$0.21, expected life – 1.5 years, annualized volatility – 130%, dividend yield – 0%, and risk-free rate – 2.19%.

e)	Other RTO Transaction fees

Adjustments to decrease cash by $325,000 and increase deficit by $325,000 to account for professional, regulatory and other fees with respect to the RTO Transaction, as reflected in note 4 to this Pro Forma Financial Statement.

f)	Other share transactions prior to the closing of the RTO Transaction

Adjustments to increase share capital by $1,084,505 with a corresponding increase to deficit by the same amount to reflect the issuance of 5,000,000 post-subdivision Graph common shares to certain employees, officers and directors of Graph and certain employees of a shareholder company who support the Company’s sales efforts at a valuation of $0.21 per common share prior to the closing of the RTO Transaction, as well as recognize the vesting and release from escrow of 302,744 post-subdivision Graph common shares on October 1, 2018 in connection with the share compensation of an officer of Graph.

Graph Blockchain Inc. (Formerly Reg Technologies Inc.)

Notes to unaudited pro forma consolidated statement of financial position as at July 31, 2018

(Expressed in Canadian dollars, unless otherwise noted)

g)	Finder’s fee in connection with the RTO Transaction

Adjustments to increase share capital by $134,750 with a corresponding increase to deficit by the same amount to reflect the issuance of 641,666 post-subdivision Graph common shares to an arm’s length party responsible for introducing Graph and RegTech.

6	Pro forma share capital

The pro forma share capital is summarized as follows:

	Number	Amount $
RegTech common shares issued and outstanding at July 31, 2018 – pre consolidation	49,547,090	13,636,565
Consolidation of RegTech’s common shares at a 10 to 1 ratio	(44,592,375)	—

RegTech common shares issued and outstanding at July 31, 2018 – post consolidation	4,954,715	13,636,565
RegTech common shares issued to former RegTech shareholders – note 5 (b)	1,000,000	210,000

RegTech common shares issued and outstanding prior to RTO	5,954,715	13,846,565

Graph common shares issued and outstanding at July 31, 2018 – pre subdivision	100,346,204	6,251,195
Subdivision of Graph’s common shares at a 1.211 for 1 ratio	21,170,665	—

Graph common shares issued and outstanding prior to RTO	121,516,869	6,251,195

	Number	Amount $
RegTech common shares issued and outstanding prior to RTO per above	5,954,715	13,846,565
Graph common shares issued and outstanding prior to RTO per above	121,516,869	6,251,195
Elimination of RegTech’s pre-acquisition share capital – note 5 (a)	—	(13,636,565)
Deemed issuance of Graph’s common shares to former RegTech shareholders	—	1,040,490
Graph common shares issued in connection with the private placement – note 5 (d)	3,354,866	681,422
Graph common shares issued in connection with the finder’s fee – note 5 (g)	641,666	134,750
Graph common shares issued subsequent to July 31, 2018 – note 5 (f)	5,302,744	1,084,505

Pro Forma Shares issued and outstanding at July 31, 2018	136,770,860	9,402,362

7	Pro forma reserves

The pro forma reserves are summarized as follows:

	Number	Amount $
RegTech warrants and options issued and outstanding at July 31, 2018	—	12,005,421
Graph warrants issued and outstanding at July 31, 2018	1,375,600	75,865
Subdivision of Graph’s warrants at a 1.211 for 1 ratio	290,218	—
Elimination of the RegTech’s pre-acquisition reserves	—	(12,005,421)
Graph warrants issued in connection with the private placement – note 5 (d)	3,354,866	292,038

Pro Forma Warrants issued and outstanding at July 31, 2018	5,020,684	367,903

8	Pro forma income tax rates

The Company expects to have enacted tax rates as follows: 26.50% for its Canadian operations, and 10% to 25% in the Republic of Korea depending on the tax base for the period.