Form 20-F
period 2019-04-30
GRAPH BLOCKCHAIN INC
filed 2019-09-18
CIK 925541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2019

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

138,284,581 as of April 30, 2019.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Part I

References in this Shell Company Report on Form 20-F to “we,” “our,” the “Company” and the “Issuer” refer to Graph Blockchain Inc. and its predecessor, Reg Technologies Inc., as applicable, individually and collectively with its subsidiaries as the context requires.

Brief Introduction

On November 6, 2018, the Issuer entered into an Amalgamation Agreement (the “Amalgamation Agreement”) among Reg Technologies Inc., 2659468 Ontario Inc., a wholly-owned subsidiary of the Issuer incorporated pursuant to the laws of the Province of Ontario, Canada (“Subco”) and Graph Blockchain Limited, a corporation incorporated under the laws of Ontario, Canada (“Graph”), whereby Subco and Graph amalgamated under the provisions of the Ontario Business Corporations Act (the “OBCA”), with Graph being the surviving entity of the amalgamation (the “Amalgamation”) and becoming a wholly-owned subsidiary of Reg Technologies Inc. A copy of the Amalgamation Agreement was attached to the Form 20-F filed by the Issuer on November 21, 2018 as Exhibit 4.3. The Amalgamation was consummated on November 6, 2018, Reg Technologies Inc. changed its name to Graph Blockchain Inc. and began conducting the principal business of Graph (the “Acquisition”).

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

As a result of the Amalgamation, the Issuer consummated a “fundamental change” transaction and ceased to be a shell company. Pursuant to Rule 13a-19 under the Exchange Act, the Issuer filed a Form 20-F on November 21, 2018 to disclose the information that would be required to be disclosed if it were registering securities under the Exchange Act.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected financial data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, (i) the consolidated financial statements of Reg Technologies Inc., as of and for the years ended April 30, 2018, 2017 and 2016, together with the notes thereto and (ii) the financial statements of the Issuer for the year ended April 30, 2019, the year ended April 30, 2018 and the period from incorporation (November 22, 2017) to April 30, 2019, together with the notes thereto, each of which appear elsewhere in this Form 20-F. The financial statements of Reg Technologies Inc. as of and for the years ended April 30, 2018 and April 30, 2017 were audited by Malone Bailey, LLP. The financial statements of Reg Technologies Inc. as of and for the years ended April 30, 2016 and April 30, 2015 were audited by A Chan and Company, LLP. The financial statements of the Issuer for year ended April 30, 2019, the year ended April 30, 2018 and the period from incorporation (November 22, 2017) to April 30, 2019 were audited by MNP LLP. Each of the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Data of Reg Technologies Inc.

The following table is a summary of selected financial information of Reg Technologies Inc. for the fiscal years ended April 30, 2018, 2017, 2016 and 2015:

	2018 $	2017 $	2016 $	2015 $
Accounting Standards	IFRS	IFRS	IFRS	IFRS
Revenue	—	—	—	—
Loss from continuing operations	(69,955)	(105,762)	(1,646,708)	(994,230)
Net loss	(69,955)	(105,762)	(1,646,708)	(994,230)
Loss from continuing operations per share	(0.01)	(0.02)	(0.33)	(0.20)
Current assets	4,357	4,010	3,149	1,524,511
Total assets	4,357	4,010	3,149	1,524,511

Working Capital	(248,794)	(178,839)	(264,952)	1,381,756
Capital stock	13,636,565	13,636,565	13,636,565	13,636,565

Weighted average number of shares	4,954,715	4,937,256	4,932,967	4,932,973

Financial Data of the Company

The following tables are a summary of selected financial information of the Company for the period from date of incorporation (November 22, 2017) to April 30, 2019 and as at April 30, 2019 and for the years ended April 30, 2018 and April 30, 2019. For accounting purposes the Acquisition was considered a reverse acquisition, pursuant to which Graph was the acquirer and Reg Technologies Inc. was the acquiree. Accordingly, the selected financial information below and the consolidated financial statements are presented as a continuation of the financial statements of Graph which has a financial year end of April 30 and a date of incorporation of November 22, 2017. The results of operations of Reg Technologies Inc. are included in the consolidated financial statements of the Company from the date of the Acquisition.

	Year ended April 30, 2019 and April 30, 2019 $	April 30, 2018 $	Period from November 22, 2017 (date of incorporation) to April 30, 2018 $
Accounting Standards	IFRS	IFRS	IFRS
Revenue	2,191,864	—	—
Loss from continuing operations	(4,951,927)	—	(2,124,848)
Net loss	(7,617,748)	—	(2,124,565)
Loss from continuing operations per share	(0.04)	—	(0.03)
Current assets	661,567	3,315,652	—
Total assets	692,992	3,336,139	—
Working Capital	47,290	3,128,773	—
Capital stock	78,715	3,149,260	—

Weighted average number of shares	128,640,939	84,572,847	84,572,847

The audited financial statements of the Company for the years ended April 30, 2018 and April 30, 2019 are included as Exhibit 15.1 of this Form 20-F.

Currencies and Exchange Rates:

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$”, “CAD$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, for the periods indicated, the exchange rates based on the closing rates posted by the Bank of Canada. Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

	2019 $	2018 $	2017 $	2016 $	2015 $
Average Annual Exchange Rate for year ended April 30:	1.3171	1.2777	1.3177	1.3153	1.1491

According to the Bank of Canada on April 30, 2019, the exchange rate was CAD$1.3423 for US$1.00 and as of September 5, 2019, the exchange rate was CAD$1.3228 for US$1.00. The high and low exchange rates during the previous six months was CAD$1.3527 and CAD$1.3038 for US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the offer and use of proceeds

Not Applicable.

D.	Risk Factors

The Corporation is subject to a number of risks and uncertainties which are described in detail in its Management’s Discussion and Analysis (“MD&A”), attached hereto as Exhibit 15.2, under the section entitled “Risk Factors” which section is incorporated by reference in this annual report. The risks and uncertainties described in the MD&A are those the Issuer currently believe to be material, but they are not the only ones the Issuer faces. If any of the risks, or any other risks and uncertainties that have not yet been identified or that are currently considered not to be material, actually occur or become material risks, the Issuer’s business, financial condition, results of operations and cash flows and consequently, the price of the Issuer’s securities, could be materially and adversely affected.

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

The Issuer maintains its registered and records office at 1055 West Georgia Street, Royal Centre, Suite 1500, Vancouver, BC, V6E 4N7.

The Issuer also has a sales office at 610-1125 Howe Street, Suite 32, Vancouver, British Columbia, Canada, V6Z 2K8 and a branch office in Seoul, Korea at 23, Hyoryeong-ro 53-gil, Seocho-gu, Seoul, South Korea. Additionally, a sales partner and significant shareholder of the Issuer, Bitnine, has a sales office in Silicon Valley, California at 3945 Freedom Circle, Suite 260, Santa Clara, CA 95054 USA.

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

General Development of the Business

Immediately prior to the Acquisition, the Issuer did not operate a business. Prior to such time, the Issuer was principally a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax rotary technology used in the design of lightweight and high efficiency engines, compressors and pumps.

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

Graph was established as a joint venture company between Bitnine Global Inc. (“Bitnine”) and Datametrex AI Limited (“Datametrex”) on November 22, 2017. Datametrex is a reporting issuer in British Columbia, Alberta and Ontario listed on the TSX Venture Exchange that is focused primarily on collecting, analyzing and presenting structured and unstructured data using machine learning and artificial intelligence. Datametrex was incorporated under the OBCA on March 4, 2011 and is based in Toronto, Ontario, Canada. Bitnine is a private company incorporated in the State of California on November 12, 2015 that specializes in providing graph database management systems and data modelling solutions and is based in San Francisco, California. Most significantly, Bitnine developed the “AgensGraph” solution on which the Graph Blockchain Solution is substantially dependent, as is discussed in further detail below.

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

At a high level, the Company’s business will revolve around its “Graph Blockchain Solution”, currently in the quality testing phase. The Graph Blockchain Solution enables users to replicate the full set of transactions of a peer in the Blockchain by modeling them in a graph database. In computing, a graph database is a database that gives equal importance to data and the relationships between data points. A key benefit of the graph structure is the ability to link data from a variety of different sources directly (in this case, separate blocks in the chain), and retrieve them with one operation. Specifically, the graph database modeling provides for a unique and more streamlined way of filtering through Blockchain based data, providing users with querying capabilities, data optimization, and advanced analytics. In addition to enhanced transaction speed, Graph Blockchain solution provides essential benefits such as time-to-market agility, visualization of data flows, and transparent transactions. Since the solution uses a hybrid of both graph and traditional relational databases, it offers flexibility in terms of development in situations where the applicable business environment continuously changes. As a complete end-to-end solution that is designed to integrate fully into an end user’s existing technical infrastructure, Graph offers customized business intelligence applications and dashboards for the end user, according to the client’s needs, giving users enhanced traceability and analytical insights. Please refer to Item 5.C “Research and Development, patents and licenses” for a more detailed breakdown of the existing and planned features and functionalities of the Graph Blockchain Solution.

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

•

On November 1, 2018, Graph, through its distribution agreement with Rainbow, entered into a definitive agreement to develop a private Blockchain solution prototype in partnership with IBM for Hyundai Motor Company. (“Hyundai”), multinational automotive manufacturer headquartered in Seoul, South Korea. The solution is to build a private enterprise Blockchain database management system. The prototype solution was inspected and certified by Rainbow on or about February 12, 2019. The Issuer has received funds for this prototype solution in the amount of approximately $220,000.

•

On November 12, 2018, Graph, through its distribution agreement with Rainbow, entered into a definitive agreement to develop a private Blockchain solution prototype in partnership with IBM for Samsung Electronics Co. Ltd. (“Samsung”), the world’s largest manufacturer of mobile phones and smart phones, headquartered in Suwon, South Korea. The solution is to build a private enterprise Blockchain database management system. The prototype solution was inspected and certified by Rainbow on or about November 30, 2018. The Issuer has received funds for this prototype solution in the amount of approximately $300,000.

•

On March 11, 2019, Graph, through its distribution agreement with Rainbow, entered into an additional definitive agreement to develop a private Blockchain solution prototype in partnership with IBM for Samsung. The solution is to build a private enterprise Blockchain database management system. The prototype solution was inspected and certified by Rainbow on or about March 26, 2019. The Issuer has received funds for this prototype solution in the amount of approximately $900,000.

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

Business Strategy

1. Production

As of the date of this Form 20-F, the Issuer employs three full time research and development employees, who are located in South Korea and who are responsible for building, testing and integrating the Blockchain technology and the graph database that comprise the Graph Blockchain Solution. With the development of the Graph Blockchain Solution being completed and currently in the quality testing phase, the Issuer is moving all significant research and development activities inhouse to its development team in South Korea, and is expected to gradually phase out its reliance on external technical consulting from Bitnine. With respect to the prototype solutions discussed above, the Issuer relied extensively on the consulting and technical expertise of the development team at Bitnine for the prototypes’ development and outsourced a significant amount of its technical work to them. As a result of this significant outsourcing, the development of these prototypes resulted in prototypes earning the Company minimal operating margins. The Issuer has made significant progress towards, and intends to continue, enhancing the knowledge base of its technical team, largely through knowledge gained during the prototype development undertaken by Bitnine. In the future, the Issuer aims to only consult with Bitnine for certain highly technical prototype builds and to perform the remainder of its research and development work in house. The margins on any contracts for the fully integrated Graph Blockchain Solution itself are anticipated by the Issuer to be much higher.

2. Distribution and Target Markets

Under the terms of the Joint Venture Agreement, Bitnine shares responsibility with the Issuer for the marketing and sales of Graph’s products and solutions.

In addition, Graph currently has an agreement with Rainbow, a company with its head office and operations in the Republic Korea, dated February 26, 2018, to act as a non-exclusive distributor in South Korea of its Graph Blockchain Solution (including the prototypes). Pursuant to the terms of the distribution agreement, attached to the Form 20-F filed on November 21, 2018 as Exhibit 4.5, Rainbow has a non-exclusive right to market and distribute products for the Issuer in South Korea for a period of twenty-four months. This initial twenty-four month period may be renewed for a second twenty-four month period upon the prior mutual agreement of the parties. Under the terms of the agreement, once Rainbow has an order from a customer for the Issuer’s solution, Rainbow shall provide the same order to the Issuer and the Issuer will then prepare an invoice for the work requested and begin modifying the Graph Blockchain Solution according to the specifications requested. Rainbow will be responsible for liaising with the customer, delivering the solution to the customer, remitting all funds received from the customer to the Issuer and providing the Issuer with an inspection certificate once the product is accepted. As compensation for acting as a distributor, Rainbow earns a fee equal to 5% of the value of the contract to the Issuer.

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

3. Sales and Marking

The Graph Blockchain Solution will be custom built and sold on an annual fee basis. This fee bundles costs such as solution, installation, initial setting, configuration, warranties and upgrades. The Issuer is analyzing options for unbundling some of these components, which would allow it to reduce the current sticker price of individual units where economies of scale can be achieved. As of the date of this Form 20-F, the Issuer has a dedicated sales team of 2 full time employees located in its Korean branch and 2 full time employee located in its Canadian head office. The team’s current role includes initiating and building relationships with other customers with the goal of closing direct sales, and building the reseller and SI program. As described in the business objectives above, the Issuer also plans on expanding the North American sales team

4. Specialized Skill and Knowledge

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

The Company does not own any real property. The Company leases office space in Seoul, South Korea, measuring approximately 83.25 square meters for sales and technology development and support.

Item 4.	A. Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Please refer to the MD&A, attached hereto as Exhibit 15.2.

B.	Liquidity and Capital Resources

See “Liquidity, Capital Resources, and Cash Flow” in the MD&A, attached hereto as Exhibit 15.2.

C.	Research and Development, patents and licenses.

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

For a discussion of the risks relating to the Issuer’s intellectual property, please refer to Item 3.D Risk Factors.

D.	Trend Information and Business Objectives

Please refer to the MD&A, attached hereto as Exhibit 15.2.

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

F.	Tabular Disclosure of Contractual Obligations

The following table provides information as of the latest fiscal year end balance sheet date with respect to our known contractual obligations specified below. We expect to fund these obligations from operating income and equity financing:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	52,531	35,021	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the balance sheet under IFRS	Nil	Nil	Nil	Nil	Nil

Total	52,531	35,021	Nil	Nil	Nil

G.	SAFE HARBOR

See “Forward Looking Statements” in the MD&A, attached hereto as Exhibit 15.2.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The name, municipality of residence, position or office held with the Issuer and principal occupation of each director and executive officer of the Issuer, as well as the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction as of the date of this Form 20-F, are as follows:

Name, place of the residence and position with Issuer	Age	Principal occupation during the last five (5) years and principal business activities outside the Issuer(1)	Date of appointment as director or officer	Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Jeff Stevens(2) Richmond Hill, Ontario Chief Executive Officer and Chairman	46	President and Chief Operating Officer of Datametrex since October 2016. Chief Executive officer of S4 Management Group Inc., a consulting firm since October 2104. Vice President Corporate Finance of Maxim Resources from October 2014 to December 2015. Institutional sales at Industrial Alliance (formerly MGI Securities Inc.) from October 2011 to October 2014.	May 2, 2019	4,508,000 (3.26%)

Steve Kang Markham, Ontario Chief Financial Officer and Corporate Secretary	53	Vice President, Finance of DataMetrex AI Limited.	November 6, 2018	1,636,464 (1.18%)

Adam Morrison Toronto, Ontario Chief Operating Officer	35	Co-Founder & President of Esports Capital Corp. Chief Technology Officer of Millennial Esports Corp from October 2016 to April 2019. Chief Technology Officer of Pro Gaming League from May 2015 to October 2016. Vice President, Technology of Pro Gaming League from November 2014 to May 2015.	August 15, 2019	Nil

David Posner(2)(3) Toronto, Ontario Director	45	Consultant to Quinsam Capital Corp., a merchant bank focused on cannabis-related investments, Chief Executive Officer and President of Nutritional High International Inc., a company that develops, acquires and designs products in the marijuana-infused edible sector.	November 6, 2018	Nil

Todd Shapiro(3) Toronto, Ontario Director	46	Chief Executive Officer, The Todd Shapiro Show—Media Company/Radio Show/Talent Representation.	November 6, 2018	166,667 (0.12%)

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

The Company’s Audit Committee consists of David Posner and Jeff Stevens.

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

Jeff Stevens – Chief Executive Officer and Chairman

Jeff Stevens brings over 18 years of professional experience in the Canadian capital markets, largely focusing on raising capital for micro-cap and small cap companies. He currently sits on the board of two public companies assisting with project selection and financing. He has worked on the retail, buy, and sell sides of the industry, having held positions as Assistant Investment Advisor, Arbitrage Trader, as well as having been the head of two Sales and Trading desks for a US-based investment bank in Toronto. During his tenure Jeff was involved in raising in excess of $500M for public and private companies with a client base including Institutional Money Managers, Hedge Funds, Mutual Funds and Family Offices in Canada, US and Europe.

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

Adam Morrison – Chief Operating Officer

Throughout the past 15 years, Adam Morrison has served as CTO and COO for various technology based companies whose primary focuses have been based in the entertainment, video game, and esports industries. Adam Morrison is the co-founder & president of Esports Capital Corp. Prior to that, Mr. Morrison served as the Chief Technology Officer of Millennial Esports Corp. since October 2016. Mr. Morrison has garnered an unparalleled amount of experience and insight into the exploding industry of professional competitive gaming. Mr. Morrison’s addition to Graph Blockchain equips the company with the valuable insight and toolset required to fully capitalize on the newly entered business vertical of competitive video gaming.

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

The Company’s Named Executive Officers (“NEO”) for the most recently completed financial year (as of April 30, 2019) were Jeff Stevens, CEO and Steve Kang, CFO.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives

The Issuer does not have a formal compensation program. The board of directors of the Issuer meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Issuer’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that was commensurate with other Blockchain technology companies to enable the Issuer to attract and retain talent; and (d) ensure that the total compensation package was designed in a manner that took into account the constraints that the Issuer is under by virtue of the fact that it is a technology development company without a history of earnings.

Elements of Compensation Program

The executive compensation program consisted of a combination of base salary and performance bonuses.

Base salary was used to provide the NEOs with a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Issuer.

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

Compensation Risk

The board of directors has not proceeded to an evaluation of the implications of the risks associated with the Issuer’s compensation policies and practices. the Issuer has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Issuer’s securities granted as compensation or held, directly or indirectly, by directors or officers. The Issuer is not, however, aware of any directors or officers having entered into this type of transaction.

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

Summary Compensation Table

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Issuer to the NEOs, collectively, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO for services provided and for services to be provided, directly or indirectly, to the Issuer, for the Issuer’s most recently completed financial year. Based on Canadian public reporting rules applicable to the Issuer and applicable stock exchange rules, disclosure is not required on an individual basis and the Issuer does not otherwise make individual disclosures public.

Non-equity Incentive Plan Compensation ($)

Salary ($)	Share-based Awards ($)	Option-based Awards ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
391,250	841,819	Nil	Nil	Nil	Nil	75,000	1,308,069

Incentive Plan Awards

There was no stock option based award granted to the directors and NEOs during the year ended April 30, 2019.

Value Vested or Earned

The following table sets out the value vested or earned by the NEOs under our equity and non-equity incentive plans during the most recently completed financial year. Based on Canadian public reporting rules applicable to the Issuer and applicable stock exchange rules, disclosure is not required on an individual basis and the Issuer does not otherwise make individual disclosures public.

Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)
Nil	841,819

Pension Plan Benefits

The Issuer does not have a defined benefit pension plan or a defined contribution plan and does not at this stage intend to adopt one.

Termination and Change of Control Benefits

During the most recently completed financial year ended April 30, 2019, there were no employment contracts, agreements, plans or arrangements for payments to a NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Issuer or a change in NEO’s responsibilities.

Director Compensation

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Issuer (other than the NEOs) for the most recently completed financial year. Based on Canadian public reporting rules applicable to the Issuer and applicable stock exchange rules, disclosure is not required on an individual basis and the Issuer does not otherwise make individual disclosures public.

Fees earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	Other compensation ($)	Total ($)
79,589	Nil	Nil	Nil	Nil	28,847	108,436

C.	Board Practices

As of the date of this Form 20-F, the board of directors of the Issuer consists of Jeff Stevens, David Posner and Todd Shapiro. The term of each director expires on the date of the next annual general meeting in 2019, unless his or her office is earlier vacated or he or she is removed in accordance with the Issuer’s articles and the BCBCA. Each of these executive officers and directors serves in the identical capacity with respect to the Issuer’s wholly owned subsidiary, Graph. Peter Kim was Chairman and a member of the board of directors of the issuer from the date of the Acquisition until the date of his resignation on February 15, 2019. Andrew Ryu replaced Mr. Kim as director and chairman on February 15, 2019. Mr. Ryu was replaced by Jeff Stevens as chairman and director on May 2, 2019.

The Board has established an Audit Committee. The Issuer’s audit committee consists of David Posner and Todd Shapiro, each of whom is a director and financially literate in accordance with Canadian public company requirements. David Posner and Todd Shapiro are independent, as defined under relevant Canadian standards.

Audit Committee

The Issuer’s audit committee is responsible for the financial reporting process on behalf of the board of directors and for overseeing the adequacy of the Issuer’s system of internal accounting controls. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control. As of the date of this Form 20-F, the Issuer’s audit committee is composed of two members, all of whom are financially literate and two of whom are independent. The members of the Issuer’s audit committee have considerable experience reviewing financial statements, including in respect of reporting issuers.

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

D.	Employees

As of the date of this Form 20-F the Company had the following number of employees:

Location	Full Time Employees	Part-Time Employees
Toronto, Ontario	1	2
Vancouver, British Columbia	1	0
South Korea	3	0

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

Name and Address	Number of Shares Held	Percentage of class	Percentage of Votes Held
Datametrex AI Limited	36,329,287 Common Shares	26.45%	26.45%
Jeff Stevens	4,508,000 Common Shares	3.26%	3.26%
Steve Kang	1,636,464 Common Shares	1.18%	1.18%
David Posner	0 Common Shares	0%	0%
Todd Shapiro	166,667 Common Shares	.12%	.12%

The directors and executive officers of the Issuer as a group, directly or indirectly, beneficially own or exercise control or direction over 8,138,012 Common Shares, representing 5.92% of the issued and outstanding Common Shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to Item 6.E, “Share Ownership”.

None of the Company’s major shareholders have different voting rights.

B.	Related Party Transactions

Please refer to ”Related Party Transactions” in the MD&A, attached hereto as Exhibit 15.2.

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

Dividend Distributions

We did not declare or pay any dividends to our shareholders in the year ended April 30, 2019. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our Board, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our Board considers relevant.

B.	Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company” for a discussion of significant events that have occurred after April 30, 2018.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s Common Shares are listed for trading on the CSE under the symbol of “GBLC”

The following table sets forth the reported high and low prices and the trading volume for the periods indicated:

	CSE
	High CAD $	Low CAD $
Year ended April 30, 2019	0.85	0.35

B.	Plan of Distribution

Not applicable

C.	Markets

The Company’s shares of Common Stock are currently traded on the CSE under the symbol GBLC.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not Applicable

F.	Expense of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by the Issuer are the following:

Distribution Agreement

The Issuer has an agreement with Rainbow, a company with its head office and operations in the Republic Korea, dated February 26, 2018, to act as a non-exclusive distributor in South Korea of its Graph Blockchain Solution (including the prototypes). Pursuant to the terms of the distribution agreement, attached to the Form 20-F filed on November 21, 2018 as Exhibit 4.5, Rainbow has a non-exclusive right to market and distribute products for the Issuer in South Korea for a period of twenty-four months. This initial twenty-four month period may be renewed for a second twenty-four month period upon the prior mutual agreement of the parties. Under the terms of the agreement, once Rainbow has an order from a customer for the Issuer’s solution, Rainbow shall provide the same order to the Issuer and the Issuer will then prepare an invoice for the work requested and begin modifying the Graph Blockchain Solution according to the specifications requested. Rainbow will be responsible for liaising with the customer, delivering the solution to the customer, remitting all funds received from the customer to the Issuer and providing the Issuer with an inspection certificate once the product is accepted. As compensation for acting as a distributor, Rainbow earns a fee equal to 5% of the value of the contract to the Issuer.

Escrow Agreement

In accordance with CSE rules and policies and relevant Canadian securities regulations all Common Shares held by certain Principals (as such term is defined in Canada National Instrument 46-201) as of the date of the CSE listing are subject to escrow restrictions contained in the Escrow Agreement and will be released in accordance with the release schedule specified therein. A summary of the terms of the Escrow Agreement can be found under Item 10 of the Issuer’s Form 20-F filed on November 21, 2018.

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

United States Federal Income Tax Information for United States Holders

The following is a general discussion of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of Common Shares. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this discussion does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this discussion is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this discussion does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the ownership and disposition of Common Shares. Except as specifically set forth below, this discussion does not address applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of Common Shares.

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

Note applicable

G.	Statements by Experts

Not applicable

H.	Documents on Display

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 15, 1994, which became effective August 15, 1994 and a shell company report on Form 20-F on November 21, 2018 in connection with the Acquisition. The Registration Statement and the Shell Company Report contains exhibits and schedules. Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement or the Shell Company Report, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or documents.

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

Disclosure Controls and Procedures

As required by Rule 15d-15 under the U.S. Securities Exchange Act of 1934, or the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of April 30, 2019, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the Issuer’s Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of the Issuer’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

To evaluate the effectiveness of the Issuer’s internal control over financial reporting, management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Corporation’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of April 30, 2019.

Limitations on the Effectiveness of Controls

The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. However, these inherent limitations are known features of the financial reporting process, and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent auditors pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal year ended April 30, 2019, there were no changes in the Issuer’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Item 16.	A. Audit Committee Financial Experts

The Issuer’s Board has determined that it has at least one audit committee financial expert serving on its Audit Committee. Jeff Stevens has been determined to by the Board to be an audit committee financial expert. Mr. Stevens is “independent” under Canadian securities law.

Under SEC rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the Board who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

Item 16.	B. Code of Ethics

Code of Ethics

Our Board of Directors’ is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout our company. In order to achieve this objective, efforts are made to the implementation, monitoring and enforcement of our Code of Ethics (“Code”). This is accomplished by: taking prompt action against violations of the Code; ensuring employees and consultants are aware that they may discuss their concerns with their supervisor or management; management reporting suspected fraud or securities law violations for review by the Audit Committee and reporting same to the Board of Directors. We distribute to each new director, officer, employee and consultant our Code.

No waivers of any provision of this Code of Ethics may be made except by the Board of Directors. Any waiver or amendment shall be reported as required by law or regulation. There have been no waivers of the Code since its implementation.

A copy of the Code is available from us on written request, and is filed with this Form 20F as Exhibit 9.1.

Item 16.	C. Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Issuer:

Type of Services Rendered	2019 Fiscal Year (CAD$)	2018 Fiscal Year (CAD$)
(a) Audit Fees	50,000	32,100
(b) Audit-Related Fees	204,450	—
(c) Tax Fees	—	—
(d) All Other Fees	—	—

Our Audit Committee pre-approved all non-audit services (audit-related services, tax services, and all other services) provided to us prior to the commencement of the services. There were no other fees billed by the Issuer’s external auditors for the year ended April 30, 2019 that do not fit into the categories presented in the table above. All of the services provided by the Corporation’s external auditors in such fiscal year were approved by the Audit Committee.

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

Item 16.	D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.	E. Purchases of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

Item 16.	F. Change in Registrant’s Certifying Accountant

The financial statements of the predecessor entity of the Issuer, Reg Technologies Inc. were audited by Malone Bailey, LLP. Concurrently with the consummation of the Acquisition, Malone Bailey no longer audits the financial statements of the Issuer, which have been audited by MNP LLP. Malone Bailey, LLP did not resign and was not dismissed as the Issuer’s auditor and the Issuer did not have any disagreements with Malone Bailey LLP of the type that would require disclosure herein.

Item 16.	G. Corporate Governance

Not applicable

Item 16.	H. Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Form 20-F.

Item 18.	Financial Statements

The Corporation’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required in Item 18 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Articles of Incorporation with Bylaws dated October 6, 1982 (P)	(1)

1.2	Certificate of Name Change and Special Resolution dated February 23, 1993 (P)	(1)

1.3	Memorandum and articles of incorporation amended effective April 5, 2005	(2)

1.4	Certificate of Change of Name, dated November 6, 2018	(3)

4.1	Stock Option Plan of the Issuer dated November 6, 2018	(3)

4.2	Amended and Restated Asset Purchase Agreement, dated February 14, 2017, between REGI U.S. and Reg Technologies Inc.	(3)

4.3	Definitive Agreement (Amalgamation Agreement), dated November 6, 2018, among Reg Technologies Inc., Graph Blockchain Limited and 2659468 Ontario Inc.	(3)

4.4	Escrow Agreement, dated November 6, 2018, among Graph Blockchain Inc., Computershare Investor Services Inc. and each of the securityholders signatory thereto.	(3)

4.5	Agreement for the Appointment of a Graph Blockchain Distribution Partner, dated February 26, 2018, between Graph Blockchain Limited and Rainbow Soft Co., Ltd.	(3)

8.1	The sole subsidiary of the Issuer is Graph Blockchain Limited.

9.1	Code of Ethics	(4)

12.1	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (CEO)	(4)

12.2	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (CFO)	(4)

13.1	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (CEO)	(4)

13.2	Certification pursuant to Title 18, United States code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (CFO)

15.1	Consolidated financial statements of the registrant for the years ended April 30, 2019 and April 30, 2018	(4)

15.2	Management’s Discussion and Analysis of the registrant for the years ended April 30, 2019 and April 30, 2018	(4)

15.3	Consolidated financial statements of Reg Technologies Inc. for the years ended April 30, 2018, April 30, 2017, April 30, 2016 and April 30, 2015	(3)

1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 15, 1994 with the US Securities and Exchange Commission
2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended April 30, 2006
3)	Incorporated by reference to the Registrant’s Shell Company Report on Form 20-F, filed on November 21, 2018 with the US Securities and Exchange Commission
4)	Exhibits filed herewith.
(P)	Paper exhibits

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: September 17, 2019	GRAPH BLOCKHAIN INC.

/s/ Jeff Stevens
Jeff Stevens
Chief Executive Officer